Exhibit 99.1

PRIME INFRASTRUCTURE Scheme Booklet for a recommended proposal for Brookfield Infrastructure Partners Limited, as general partner of Brookfield Infrastructure Partners L.P., to acquire all of your securities in Prime Infrastructure Group via a scheme of arrangement and trust schemes YOUR INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SCHEMES, IN THE ABSENCE OF A SUPERIOR PROPOSAL. Prime Infrastructure Holdings Ltd (ABN 61 100 364 234) Prime Infrastructure RE Ltd (ABN 67 099 717 638) as responsible entity of Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204) THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. You should read it in its entirety before deciding whether or not to vote in favour of the Company Scheme and Trust Schemes. If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately. Legal Adviser Freehills

Important notices Nature of this document This Scheme Booklet provides Prime Securityholders with information about the proposed acquisition of Prime by Brookfield Infrastructure Partners L.P. If you have sold all of your Prime Securities, then please ignore this Scheme Booklet. Defined terms A number of defined terms are used in this Scheme Booklet. These terms are explained in Section 13 of this Scheme Booklet. No investment advice The information contained in this Scheme Booklet does not constitute financial product advice and has been prepared without reference to your own investment objectives, financial situation, taxation position and particular needs. It is important that you read the Scheme Booklet in its entirety before making any investment decision and any decision as to whether or not to vote in favour of the Schemes. If you are in any doubt in relation to these matters, you should consult your financial, legal, taxation or other professional adviser. Important notice associated with Court Order The fact that, under subsection 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has approved the explanatory statement required to accompany the notices of the meeting does not mean that the Court: (a) has formed any view as to the merits of the proposed scheme or as to how members/creditors should vote (on this matter members/creditors must reach their own decision); or (b) has prepared, or is responsible for the content of, the explanatory statement. Regulatory information This document is the explanatory statement for the scheme of arrangement between Prime and the holders of its fully paid ordinary shares as at the Scheme Record Date (other than the Excluded Securityholder) for the purposes of section 412(1) of the Corporations Act. A copy of the proposed Company Scheme is included in this Scheme Booklet as Annexure D. Copies of the proposed Supplemental Deeds to implement the Trust Schemes are also included in this Scheme Booklet. The PIT Supplemental Deed is included in Annexure F and the PIT2 Supplemental Deed is included as Annexure G. A copy of this Scheme Booklet was provided to ASIC for examination in accordance with section 411(2)(b) of the Corporations Act and was lodged with ASIC for registration by ASIC under section 412(6) of the Corporations Act and was registered by ASIC under that section before being sent to Prime Securityholders. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Company Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Second Court Hearing to approve the Company Scheme. The Important Notices Section and Sections 5 to 7, 10, 11, 12.8 and 13 and Annexures B and C of this Scheme Booklet also comprise a prospectus (Prospectus) issued by the Issuer for the purposes of Chapter 6D of the Corporations Act. The Prospectus relates to an offer of BIP Interests made in connection with the Schemes. Before making a decision about whether to acquire BIP Interests, you should read the Prospectus and the remainder of this Scheme Booklet in full. The Prospectus was lodged with ASIC on 24 September 2010. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet (including the Prospectus). A copy of this Scheme Booklet has been provided to ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet (including the Prospectus). The Court is not responsible for the contents of this Scheme Booklet and, in ordering that the Company Scheme Meeting be convened, the Court does not in any way indicate that the Court has approved or will approve or otherwise endorses the Company Scheme. Disclaimer as to forward-looking statements This Scheme Booklet (including the Prospectus) contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. All forward-looking statements in this Scheme Booklet reflect views only as at the date of this Scheme Booklet, and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intending”, “foreseeing”, “likely”, “should”, “planned”, “may”, “estimate”, “potential” or other similar words. Similarly, statements that describe Prime's or Brookfield Infrastructure's (or any of their Affiliates') objectives, plans, goals or expectations are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forward-looking statements. Those risks and uncertainties include factors and risks specific to the industries in which Prime, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group and their respective Affiliates operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. As a result, the actual results of operations and earnings of Prime and the Brookfield Infrastructure Merged Group following implementation of the Schemes, as well as the actual advantages of the Schemes, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved. Prime Securityholders should note that the historical financial performance of Prime and Brookfield Infrastructure (and their Affiliates) is no assurance of the future financial performance of Prime, Brookfield Infrastructure or the Brookfield Infrastructure Merged Group (or any of their Affiliates) (whether the Schemes are implemented or not). The forward-looking statements included in this Scheme Booklet are made only as of the date of this Scheme Booklet. None of Prime, Brookfield Infrastructure, the Brookfield Infrastructure Merged Group or their respective Affiliates, or their officers or any persons named in this Scheme Booklet with their consent or any person involved in the preparation of this Scheme Booklet, makes any representation or warranty (express or implied) as to the likelihood of fulfillment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking statement. You should review carefully all of the information in this Scheme Booklet. Sections 3.4 and 3.5 set out some of the advantages and disadvantages of the Schemes. Subject to any continuing obligations under relevant laws or the listing rules of a relevant exchange, Prime, the BIP General Partner, the Brookfield Infrastructure Merged Group and their respective Affiliates do not give any undertaking to update or revise any such statements after the date of this Scheme Booklet, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based. Responsibility statement Prime and the Prime Directors have been solely responsible for preparing the Prime Information. The Issuer, the BIP GP Directors and each of their officers and advisers do not assume any responsibility for the accuracy or completeness of the Prime Information. The Issuer and the BIP GP Directors have been solely responsible for preparing the BIP Information. Prime, the Prime Directors and each of their officers and advisers do not assume any responsibility for the accuracy or completeness of the BIP Information. Grant Samuel has prepared the Independent Expert's Report in Annexure A and is responsible for that report. Deloitte Touche Tohmatsu has prepared the Investigating Accountants’ Report in Annexure B and is responsible for that report. Ernst & Young has prepared the Independent Income Tax Opinion in Section 10 and is responsible for that document. Foreign Securityholders This Scheme Booklet, the Prospectus and the Schemes are subject to Australian disclosure requirements which may be different from those applicable in other jurisdictions. This Scheme Booklet, the Prospectus and the Schemes do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Restrictions in certain foreign countries may make it impractical or unlawful for BIP Interests to be offered or issued under the Schemes to Prime Securityholders in those countries, or for Prime Securityholders located in those countries to receive BIP Interests under the Schemes.

SCHEME BOOKLET An “Ineligible Foreign Securityholder” for the purpose of the Schemes will be any Scheme Securityholder: whose address as shown in the Prime Registry at the Scheme Record Date is in any jurisdiction other than Australia and its external territories, New Zealand, Canada, the United States, United Kingdom or Hong Kong, unless BIP and PIHL determine otherwise in relation to the Scheme Securityholder; whose address as shown in the Register as at the Scheme Record Date is in the United Kingdom (or who BIP and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in the United Kingdom) but is not, in BIP’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to the person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or whose address as shown in the Register as at the Scheme Record Date is in Hong Kong (or who BIP and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in Hong Kong) but is not, in BIP’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Ineligible Foreign Securityholders will not be entitled to make any election for Scheme Consideration. BIP Interests will not be issued to them and their consideration will be dealt with under the Ineligible Foreign Securityholder Facility. Further information regarding the Ineligible Foreign Securityholder Facility is set out in Section 8.10(b) of this Scheme Booklet and the detailed provisions governing the Ineligible Foreign Securityholder Facility are set out in clause 5.5 of the Company Scheme, clause 23.3 of the PIT Trust Scheme and clause 22.3 of the PIT2 Trust Scheme. Subject to the foregoing, this Scheme Booklet and the Schemes do not, either individually or in combination, constitute any offer or invitation to issue or sell any securities in Prime or Brookfield Infrastructure to any person in any jurisdiction outside of Australia and its external territories. Prime Securityholders in New Zealand, the United States or Hong Kong should refer to the important information below. Prime Securityholders who are not Australian resident taxpayers or who are liable for tax outside of Australia should seek specific tax advice in relation to the Australian and overseas tax consequences of the transactions contemplated by this Scheme Booklet. Offering Restrictions Hong Kong This document is not a prospectus within the meaning of the Companies Ordinance (Cap 32) (CO) nor is it an advertisement, invitation or document subject to section 103(1) of the Securities and Futures Ordinance (Cap 571) (SFO). None of the BIP Interests, this document or its the contents have been authorised by the Hong Kong Securities and Futures Commission and no invitation, advertisement or other document, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong within the meaning of the SFO. This document will be given to designated recipients only and may not be provided, assigned or transferred, to any person. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Schemes. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. United States This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the U.S. Securities Act of 1933, as amended (Securities Act). The securities referred to in this Scheme Booklet, including the BIP Interests to be sold through the Liquidity Facility or the Ineligible Foreign Securityholder Facility, have not been and will not be registered under the Securities Act or under the securities laws of any jurisdiction of the United States, and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. This Scheme Booklet does not constitute an offer to issue or sell, or the solicitation of any offer to buy, any such securities in any jurisdiction where the offer or sale is not permitted. Brookfield Infrastructure intends to rely on an exemption from the registration requirements of the Securities Act, provided by Section 3(a)(10) thereof in connection with the Schemes and the issue of the New BIP Interests. This Scheme Booklet has been prepared in accordance with the disclosure requirements of Australia, which are different from those of the United States. For example, the financial statements included in this Scheme Booklet have been prepared in accordance with Australian Accounting Standards and Australian equivalents to IFRS, which may not be comparable to the financial statements of U.S. companies prepared in accordance with IFRS, as issued by the International Accounting Standards Board. This Scheme Booklet has not been filed with or reviewed by the SEC or any state securities authority and none of them has passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence. New Zealand This Scheme Booklet is not a New Zealand prospectus or an investment statement and it has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (New Zealand) or any other relevant law in New Zealand. This Scheme Booklet may not contain all of the information that a prospectus or an investment statement under New Zealand law is required to contain. BIP Interests are not being offered or sold to the public within New Zealand and no member of the public in New Zealand may accept the offers made under this Scheme Booklet, other than persons, being Prime Securityholders, to whom it is permissible for the offers under this Scheme Booklet to be made in reliance on the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002. Privacy Prime and BIP may collect personal information in the process of implementing the Schemes. Such information may include the name, contact details and security holdings of Prime Securityholders and the name of persons appointed by those persons to act as a proxy, attorney or corporate representative at the Scheme Meetings. The primary purpose of the collection of personal information is to assist Prime and BIP to conduct the Scheme Meetings and implement the Schemes. Personal information of the type described above may be disclosed to the Prime Registry, print and mail service providers, authorised securities brokers and Related Bodies Corporate of Prime and BIP. Prime Securityholders have certain rights to access personal information that has been collected. Prime Securityholders should contact the Prime Registry in the first instance, if they wish to access their personal information. Prime Securityholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of these matters. Photographs and diagrams Photographs and diagrams in this Scheme Booklet do not depict assets or equipment owned or used by Prime or Brookfield Infrastructure unless otherwise indicated. Diagrams used in the Scheme Booklet are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs, diagrams and tables is based on information available at the date of this Scheme Booklet. Disclaimer No person is authorised to give any information or make any representation in connection with the offer of BIP Interests which is not contained in the Prospectus. You should rely only on information in the Prospectus. Any information or representation not contained in the Prospectus may not be relied on as having been authorised by the Issuer or the BIP GP Directors. Date of this Scheme Booklet This Scheme Booklet (including the Prospectus) is dated 24 September 2010. No BIP Interests will be issued on the basis of the Prospectus later than 13 months after the date of the Prospectus.

2 PRIME INFRASTRUCTURE Contents Key dates 3 Letter from the Chairman of Prime 4 Letter from Chief Executive Officer of Brookfield Infrastructure 6 Why you should vote in favour of the Schemes 8 Why you may consider voting against the Schemes 8 1 What you should do 9 2 Questions and Answers 12 3 Summary of the Schemes 26 4 Information about Prime 37 5 PROSPECTUS – Information about Brookfield Infrastructure 66 6 PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group 90 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 104 8 Implementation of the Schemes 122 9 Key terms of the Implementation Deed 127 10 Taxation implications (forms part of the Prospectus) 133 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 141 12 Additional Information (Section 12.8 forms part of the Prospectus) 150 13 Glossary and interpretation (forms part of the Prospectus) 156 Annexure A Independent Expert’s Report 166 Annexure B Investigating Accountants’ Report (forms part of the Prospectus) 330 Annexure C Brookfield Infrastructure material contracts (forms part of the Prospectus) 336 Annexure D Scheme of Arrangement 357 Annexure E Deed Poll 381 Annexure F PIT Supplemental Deed 391 Annexure G PIT2 Supplemental Deed 417 Annexure H Notice of meeting 442 – Company Scheme Meeting 443 – PIT Trust Scheme Meeting 444 – PIT2 Trust Scheme Meeting 445 – Annual General Meeting 446 Corporate Directory Inside Back Cover

SCHEME BOOKLET 3 Key dates Tuesday, 2 November 2010 at 2.00pm Deadline for receipt of proxy forms or powers of attorney by the Prime Registry for the: – Company Scheme Meeting; – PIT Trust Scheme Meeting; – PIT2 Trust Scheme Meeting; and – Prime Annual General Meeting. Tuesday, 2 November 2010 at 7.00pm2,3 Time and date for determining eligibility to vote at the Scheme Meetings and the Prime Annual General Meeting Election Date (in respect of Prime Securityholders who appear in the Register on this date and who continue to appear in the Register on the Scheme Record Date) – elections must be received by 7.00pm Thursday, 4 November 2010 at 10.00am Company Scheme Meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 Thursday, 4 November 2010 at 10.00am PIT Trust Scheme Meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 Thursday, 4 November 2010 at 10.00am PIT2 Trust Scheme Meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 Thursday, 4 November 2010 at 11.00am or immediately following the conclusion of the Scheme Meetings Prime Annual General Meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 Following Prime Securityholder approval of the Schemes: Monday, 15 November 2010 Second Court Date for approval of the Company Scheme Tuesday, 16 November 2010 Notify ASX of intention to lodge Court order Wednesday, 17 November 2010 Effective Date Court order lodged with ASIC Last day of trading in Prime Securities – Prime Securities suspended from trading on ASX from close of trading on ASX 7.00pm on Wednesday, 24 November 2010 Scheme Record Date for determining entitlements to Scheme Consideration Friday, 26 November 2010 at 7.00pm Election Date (in respect of Prime Securityholders who appear in the Register at the Scheme Record Date and did not appear in the Register at 7.00pm on Tuesday, 2 November 2010) – elections must be received by 7.00pm Tuesday, 30 November 2010 Date of payment of September quarterly distribution of A$0.075 per Prime Security (to Prime Securityholders who were on the Register on 30 September 2010) Wednesday, 8 December 2010 Implementation Date Issue of New BIP Interests Commencement of trading in New BIP Interests on the TSX and NYSE (at local times) Wednesday, 15 December 2010 Date of payment of cash consideration under the Schemes (or such later date as BIP and Prime agree, being no later than Wednesday, 22 December 2010) 20 December 2010 Despatch of holding statements expected to have occurred by this date All dates following the date of the Scheme Meetings are indicative only and, among other things, are subject to the time at which Conditions Precedent are satisfied, or waived (if applicable), and to all necessary approvals from the Court and other Regulatory Authorities. Any changes to the above timetable will be announced through ASX and notified on Prime’s website at www.primeinfrastructure.com. All references to time in this Scheme Booklet are references to Sydney time unless otherwise stated. Any obligation to do an act by a specified time in an Australian time zone must be done at the corresponding time in any other jurisdiction.

4 PRIME INFRASTRUCTURE Letter from the Chairman of Prime Dear Prime Securityholder On 23 August 2010, Prime announced a proposal to merge with Brookfield Infrastructure Partners L.P. (BIP), by way of the Schemes, to create a leading global infrastructure company. Under the terms of the Schemes, Prime Securityholders will receive 0.24 New BIP Interests for each Prime Security held, representing a value of A$4.60 per Prime Security, based on security prices and exchange rates at the time of announcement.1 BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate a high quality portfolio of utilities, fee for service and timber assets in North and South America, Australasia and Europe. Brookfield controls and manages BIP and BILP. BIP is a Bermudan partnership which is listed on the Toronto and New York stock exchanges and has a market capitalisation of approximately A$2.1 billion.2 BILP, which is also a Bermudan partnership, is Prime’s largest securityholder with a current securityholding of 39.9%. More detailed information on BIP, BILP and Brookfield Infrastructure is set out in Sections 2.5 and 5 of this Scheme Booklet. The independent Prime Directors believe that a combination of Brookfield Infrastructure Partners L.P. and Prime offers Prime Securityholders an opportunity to invest in a stronger global group with increased access to capital due to the combined business’ greater market capitalisation and sponsorship from Brookfield, including BILP’s third party credit facility of US$500 million (recently increased from US$400 million) and Prime’s new credit facility of the U.S. equivalent of A$300 million which Brookfield Infrastructure has agreed to provide to Prime. As a result, the combined business will have a better opportunity to exploit appropriate growth prospects. These growth prospects include the expansions and upgrades described in Section 4.9(f)(2) under WestNet Rail and DBCT Expansion. The offer of 0.24 BIP Interests for each Prime Security reflects the following premium to the market value of Prime Securities prior to the announcement: a 28% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement);3 a 28% premium to the 5-trading day volume weighted average price of Prime Securities up to 20 August 2010;4 and a 32% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 2010.5 The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62. 6 Prime Securityholders on the Register at 30 September 2010 will also be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. Liquidity Facility The terms of the Schemes allow each Eligible Prime Securityholder to receive cash in lieu of New BIP Interests which they would otherwise have been entitled to receive, up to a limit of 16,666 Prime Securities (or 4,000 New BIP Interests) per securityholder. Provided no more than US$300 million of cash is taken up under this facility, Prime Securityholders will receive a price of US$4.08 per Prime Security (equivalent at exchange rates at 17 September 2010 to A$4.36 per Prime Security). This Liquidity Facility is described in more detail in Sections 2.2 and 8.10(a) of this Scheme Booklet. Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility. This Ineligible Foreign Securityholder Facility is described in more detail in Sections 2.2 and 8.10(b) of this Scheme Booklet. Recommendation The independent Prime Directors unanimously recommend that you vote in favour of the Schemes at the Scheme Meetings to be held on Thursday, 4 November 2010 at 10.00am, in the absence of a Superior Proposal. The independent Prime Directors intend to vote in favour of the Schemes in respect of their own Prime Securities, in the absence of a Superior Proposal. Further detail on the recommendations of the independent Prime Directors, and the matters considered by the independent Prime Directors in forming their recommendations, is set out in Section 3.3 of this Scheme Booklet. Independent Expert’s Report The independent Prime Directors commissioned Grant Samuel to prepare an Independent Expert’s Report on whether the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders. The Independent Expert has concluded that the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security and assessed the value for the New BIP Interests to be offered as Scheme Consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359) . The cash Scheme Consideration payable under the Liquidity Facility of US$4.085 per Prime Security has a value of A$4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359.

SCHEME BOOKLET 5 As the Scheme Consideration consists of New BIP Interests, or cash to be converted from US dollars to Australian dollars in the case of the Liquidity Facility and Ineligible Foreign Securityholder Facility, movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Scheme Consideration falling outside the Independent Expert’s valuation range for Prime. For the reasons set out in the Independent Expert’s Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Takeover Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com. Concurrent Takeover Offer In addition to the Schemes, BIP (through the BIP General Partner) is making a concurrent Takeover Offer for Prime Securities, subject to the Schemes not proceeding. The proposed consideration under the Takeover Offer is the same as the proposed Scheme Consideration, except that, due to regulatory restrictions, the Liquidity Facility will not be made available under the Takeover Offer and Prime Securityholders in the U.S. that are eligible to receive New BIP Interests under the Takeover Offer will be subject to limitations on their ability to sell them.7 The Takeover Offer will not be subject to any minimum acceptance threshold. BIP has made the Takeover Offer to ensure that Prime Securityholders are able to obtain the scrip consideration offered as Scheme Consideration, regardless of the outcomes of the Schemes. In the event that the Schemes are implemented, the Takeover Offer will not proceed. The Takeover Offer is scheduled to close at 7.00pm (Sydney time) on Thursday, 25 November 2010, unless extended. A Bidder’s Statement and Target’s Statement in respect of the Takeover Offer is being sent to Prime Securityholders with this Scheme Booklet. Conditions The Schemes are subject to a number of conditions, which include approvals of third parties, which are discussed in more detail in Section 3.8 and 9.3(a). Key risks There are a number of risks associated with approving the Schemes and investing in BIP Interests. These include movements in the market price of BIP Interests and the Australian dollar:US dollar exchange rate, the fact BIP is externally managed by Affiliates of Brookfield (and that BIP Securityholders have only limited rights in connection with BIP’s activities), the fact conflicts of interest may arise between BIP and BIP Securityholders on the one hand, and Brookfield on the other hand, other differences between the rights attaching to Prime Securities and BIP Interests, the tax treatment of the Scheme Consideration and a range of operational risks associated with the businesses of Prime, BIP and the Brookfield Infrastructure Merged Group. See Sections 2.5, 2.6, 2.8, 3.5, 5.9, 7 and 10 for further detail. What you need to do Important details of the Schemes and the steps associated with their implementation are set out in this Scheme Booklet, and I urge you to read it carefully. If you have any questions, please contact the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). Alternatively, contact your financial, legal, taxation or other professional adviser. On behalf of the Prime Board I would like to take this opportunity to thank you for your support of Prime. Your vote is important and I look forward to your participation in the Scheme Meetings on Thursday, 4 November 2010. Yours sincerely, Chairman Hon Dr David Hamill, AM Prime Infrastructure Group 1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 2. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar:US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a)). For comparison, Prime’s market capitalisation on 17 September 2010 was approximately A$1.6 billion, and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion. 3. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 4. Based on the 5-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8977 per AUD. 5. Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD. 6. The value of the Scheme Consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar:US dollar exchange rate on that date of US$0.9359. 7. An investor with an address, as shown in the Register, in the United States (or who BIP has reasonable grounds to believe is holding Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP’s opinion an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (who would be an Eligible Prime Securityholder for the purposes of the Schemes) would be ineligible to receive BIP Interests issued under the Takeover. BIP Interests issued to such institutional “accredited investors” in the United States will be “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional “accredited investors” in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Takeover Offer closes. LETTER FROM THE CHAIRMAN OF PRIME

PRIME INFRASTRUCTURE 6 Letter from the Chief Executive Officer of the Manager of Brookfield Infrastructure Dear Prime Securityholder Brookfield Infrastructure Partners L.P. is pleased to provide you with the opportunity to participate in the Schemes, which will integrate Prime’s high quality assets into Brookfield Infrastructure’s platform to create a leading global infrastructure company with an expected market capitalisation in excess of US$2.5 billion. Our Board of Directors support the merger of Prime and Brookfield Infrastructure. We encourage you to vote in favour of the merger at the Scheme Meetings on Thursday, 4 November 2010 in order to realise the anticipated benefits of the merger for securityholders of both entities. Benefits of the merger Since investing in the Recapitalisation of Babcock and Brown Infrastructure (now Prime) in late 2009 as a cornerstone investor, we have been working closely with Prime management. As a result, we have developed a deep understanding of Prime’s assets and we strongly believe that the respective groups are highly complementary. We see a number of long term positive benefits arising from this merger transaction, including: a 28% premium to the closing price of Prime Securities on the last trading day prior to the merger announcement; a significant FFO per unit accretion to BIP Interests which supports an anticipated 10% increase in distributions in calendar year 2011 (when compared to the current level of distributions on Prime Securities)1 and may also provide for future upside to the per unit trading price of BIP interests; increased access to capital due to the merged business’ organic growth prospects deriving from the combined entities’ greater market capitalisation and sponsorship from Brookfield. In this regard, Brookfield Infrastructure has already provided a credit facility of the U.S. equivalent of A$300 million to Prime; an opportunity to participate in the continued expansion of Brookfield Infrastructure’s global infrastructure platform through new investments originated by Brookfield’s global business development network; enhanced trading liquidity of BIP Interests from a significantly larger market float; and a simplified ownership structure of the two businesses. For a Prime Securityholder the issue of New BIP Interests as consideration under the Schemes offers Eligible Prime Securityholders an opportunity to participate in the future growth of the merged business. Alternatively, a significant pool of cash is being made available to those Prime Securityholders who desire liquidity for up to 4,000 BIP Interests that they would otherwise receive under the Schemes or who are unable to hold BIP Interests.2 These alternative liquidity arrangements have been instituted in order to provide greater certainty for you in choosing how to realise value for your Prime Securities. Introduction to BIP and Brookfield Infrastructure BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with Subsidiaries, own and operate a high quality portfolio of utilities, fee for service and timber assets in North and South America, Australasia and Europe. Brookfield controls and manages both BIP and BILP. BIP is a Bermudan partnership which is listed on the Toronto and New York stock exchanges and has a market capitalisation of approximately A$2.1 billion.3 BILP, which is also a Bermudan partnership, is Prime’s largest securityholder with a current securityholding of 39.9%. More detailed information on BIP, BILP and Brookfield Infrastructure is set out in Sections 2.5 and 5 of this Scheme Booklet. An integral part of Brookfield Infrastructure’s strategy is to participate with institutional investors in Brookfield-sponsored investments that target acquisitions that suit Brookfield Infrastructure’s profile. Brookfield Infrastructure focuses on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach. Brookfield is a global asset management business focused on property, power and other infrastructure assets with approximately US$100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion. BIP and BILP are both managed and controlled by a general partner rather than a board of directors. Both the general partners of BIP and BILP are wholly-owned subsidiaries of Brookfield. In addition, BIP and BILP and their Subsidiaries have each appointed the Manager, also a wholly-owned subsidiary of BAM, to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services, for a fee.4

SCHEME BOOKLET 7   Structure and Governance of Brookfield Infrastructure  As explained in greater detail in this Scheme Booklet, in pursuing its vision to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for BIP Securityholders, Brookfield Infrastructure seeks to leverage Brookfield’s operating platforms to acquire targeted assets and actively manage them to extract additional value following initial investment. We believe this strategy and relationship is highly beneficial and advantageous to Brookfield Infrastructure and gives rise to an organizational structure that is different to that of Prime. In particular, Prime Securityholders should note that the governance structure of Brookfield Infrastructure and the rights attaching to BIP Interests are significantly different to the structure of Prime and the rights attaching to Prime Securities.5  As noted above, management of BIP is vested in a general partner and manager both of which are external to BIP and wholly-owned by Brookfield. BIP Securityholders do not have the right to replace either the BIP General Partner or the Manager and do not appoint the BIP GP Directors.6 Additionally, BIP Securityholders have limited voting rights on matters affecting Brookfield Infrastructure.  Accordingly, Brookfield exercises a significant degree of control over BIP’s operations. Brookfield and Brookfield Infrastructure agreed to this degree of control at the time BIP was established, in return for entering into various other structural and business arrangements. Through these arrangements, Brookfield makes significant opportunities available to Brookfield Infrastructure that enable it to meet an integral part of its strategy – to gain access to and invest in Brookfield-sponsored partnerships and consortiums in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.  Future strategies and intentions  As a significant indirect owner with representation on the Prime Board, Brookfield Infrastructure has been working actively with Prime’s management since the close of the Recapitalisation in November of 2009. Following implementation of the Schemes, Brookfield Infrastructure intends to continue this work and does not currently intend to make any material changes to Prime’s business strategy or material operations.7  On behalf of BIP, I encourage you to vote in favour of the Schemes at the Scheme Meetings.  I look forward to welcoming those of you who receive New BIP Interests as BIP Securityholders following successful implementation of the Schemes.  Yours sincerely,  Chief Executive Officer  Sam Pollock  Brookfield Infrastructure Group Corporation  Sam Pollock is also a Prime Director but signs this letter in his capacity as CEO of the Manager of Brookfield Infrastructure.  1. Note, BIP distributions are paid in US dollars. Following implementation of the Schemes, BIP plans to increase its target annual distribution in calendar 2011 to US$1.24 per BIP Interest (an increase of 13%), subject to board approval and based on business conditions at that time. If this increase occurs and based on the exchange rate as at 20 August 2010 (the last trading day before announcement of the Schemes and the Takeover Offer) of US$0.8939 per AUD and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected:  the Schemes are implemented;  financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010;  the ability to refinance pending debt maturities during calendar years 2010 and 2011 (see Section 6.5(d) for a description of pending debt maturities); and  the ability to raise debt capital during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group’s existing gearing profile.  2. Brookfield has provided a US$300 million cash commitment to fund the Liquidity Facility and the Ineligible Foreign Securityholder Facility. For a description of the arrangements under which this cash commitment is being made available to Brookfield Infrastructure, refer to Section 6.5(b) of this Scheme Booklet.  3. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar:US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a)). For comparison, Prime’s market capitalisation on 17 September 2010 was approximately A$1.6 billion, and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion.  4. Refer to Annexure C for a description of the Master Services Agreement  5. Refer to Section 2.5 and Section 5.9 for a summary of these differences  6. In addition, the constituent documents of BIP and BILP contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders by BIP GP Directors.  7. For a further description of Brookfield Infrastructure’s intentions as to directors and management of Prime, Prime’s business, future employment of Prime employees and BIP’s distribution policy, refer to Section 6.3 of the Scheme Booklet. For a description of Brookfield Infrastructure’s financing strategy following implementation of the Scheme, refer to Sections 5.6 and 6.5.  LETTER FROM THE CHIEF EXECUTIVE OFFICER OF BROOKFIELD INFRASTRUCTURE

8 PRIME INFRASTRUCTURE Why you should VOTE IN FAVOUR of the Schemes The independent Prime Directors unanimously recommend you vote in favour of the Schemes, in the absence of a Superior Proposal Independent Expert’s opinion Premium of 28% to pre-announcement trading1 Prime Securityholders have the opportunity to receive interests in the Brookfield Infrastructure Merged Group Opportunity to crystallise value via the Liquidity Facility No alternative proposal has emerged If the Schemes are not approved, outcomes under the Takeover Offer may be less favourable to Prime Securityholders Further details of some of the advantages of the Schemes are set out in Section 3.4. Why you may consider voting against the Schemes Scheme Securityholders will have a reduced interest in Prime The Scheme Consideration involves some risks for Prime Securityholders. Prime Securityholders should refer to the ‘Key risks’ section of the questions and answers contained in Section 2 (and also to Section 7) for an explanation of the potential risks associated with holding BIP Interests Fixed exchange ratio and exchange rate risk, and accordingly the value of the Scheme Consideration could fall outside the Independent Expert’s assessed value of Prime Move to an externally managed structure Possibility of an alternative proposal emerging Tax consequences for Scheme Securityholders Further details of some potential disadvantages and risks of the Schemes are set out in Section 3.5. 1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD.

9 SCHEME BOOKLET Section 1. What you should do 1.

PRIME INFRASTRUCTURE Step 1 SECTION 1 What you should do Read the Scheme Booklet in its entirety You should read this Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Schemes. For the Schemes to proceed, it is necessary that sufficient Prime Securityholders vote in favour of the Schemes. If you are registered as a Prime Securityholder1 at 7.00pm (Sydney time) on Tuesday, 2 November 2010, you will be entitled to vote on the Resolutions at the Scheme Meetings. If you have any questions, please contact the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). Step 2 Vote on the Company Scheme and the Trust Schemes Proxy forms2 and powers of attorney must be lodged by 2.00pm on Tuesday, 2 November 2010 Vote on each of the Scheme Meetings by doing one of the following: vote in person – attend each of the Scheme Meetings in person at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 4 November 2010, commencing at 10.00am (Sydney time) and bring a suitable form of personal identification (such as a driver's licence); or vote by proxy – if you want to appoint a proxy to attend and vote on your behalf at each of the Scheme Meetings: – complete, sign and return the original loose leaf personalised proxy form accompanying this Scheme Booklet in accordance with the instructions set out on the form so that it is received by the Prime Registry (whether in person or by mail or fax) by no later than 2.00pm on Tuesday, 2 November 2010 in respect of each of the Scheme Meetings;3 and – arrange to have your proxy or proxies attend the Scheme Meetings (if you are appointing a person other than the Chairman of the Scheme Meetings as your proxy). If you are entitled to cast 2 or more votes, you may appoint up to 2 persons as proxies to attend each of the Scheme Meetings and to vote on your behalf. You must specify the percentage of your voting rights or number of Prime Securities applicable to the particular proxy. If you do not specify this information, each proxy may exercise half of your votes. vote by attorney – if you want to appoint an attorney to vote on your behalf at each of the Scheme Meetings: – send the power of attorney or authority to the Prime Registry in accordance with the instructions set out on the proxy form so that it is received by the Prime Registry (whether in person or by mail or fax) by no later than 2.00pm on Tuesday, 2 November 2010 in respect of each of the Scheme Meetings;4 and – arrange to have your attorney attend the Scheme Meetings. vote by corporate representative – to vote at the Scheme Meetings (other than by proxy or attorney), a corporation that is a Prime Securityholder must appoint a person to act as its representative. The appointment must comply with section 250D and section 253B of the Corporations Act. A corporate Prime Securityholder or corporate proxy should obtain a "Certificate of Appointment of Corporate Representative" form from the Prime Registry, and complete and sign the form in accordance with the instructions on it. Have your corporate representative attend each of the Scheme Meetings in person. Your independent Prime Directors unanimously recommend that you vote in favour of the Schemes, in the absence of a Superior Proposal. If you wish the Schemes to proceed, it is important that you vote in favour of the Resolutions at the Company Scheme Meeting, the PIT Trust Meeting and the PIT2 Trust Meeting. The Schemes will not proceed unless all three Schemes are approved by Prime Securityholders (excluding the Excluded Securityholder). 1. Other than the Excluded Securityholder. 2. If you have lodged a proxy form, you may withdraw your proxy at any time before 2.00pm on Tuesday, 2 November 2010 if you wish to do so, or you may override you proxy form by attending and voting in person at the Meetings. 3. If the start of a Scheme Meeting is delayed or a Scheme Meeting is adjourned, the proxy form must be received by the Prime Registry at least 48 hours before the start of the relevant Scheme Meeting, or the resumption of the relevant Scheme Meeting in relation to the resumed part of the Scheme Meeting (as applicable). 4. If the start of a Scheme Meeting is delayed or a Scheme Meeting is adjourned, the power of attorney or authority must be received by the Prime Registry at least 48 hours before the start of the relevant Scheme Meeting, or the resumption of the relevant Scheme Meeting in relation to the resumed part of the Scheme Meeting (as applicable).

SCHEME BOOKLET Prime's Annual General Meeting will be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 4 November 2010 at 11.00am or immediately following the conclusion of the Scheme Meetings. The proxy form accompanying this Scheme Booklet also contains provision to appoint a proxy for the Annual General Meeting, and if you wish to appoint a proxy for the Annual General Meeting it should be completed, signed and returned in accordance with the instructions on it so that it is received by the Prime Registry (whether in person or by mail or fax) by no later than 2.00pm on Tuesday, 2 November 2010.1 Step 3 Decide on your preferred Scheme Consideration (if applicable) Election forms must be returned by 7.00pm on Tuesday, 2 November 2010 (or 7.00pm on Friday, 26 November in respect of Prime Securityholders who did not appear in the Register at 7.00pm on Tuesday, 2 November 2010) Eligible Prime Securityholders Under the Schemes, if you are an Eligible Prime Securityholder (that is, a Scheme Securityholder who is not an Ineligible Foreign Securityholder), you will be entitled to elect how you wish to receive some or all of your Scheme Consideration. You may wish to consider your position closer to the date of the Scheme Meetings before deciding how you wish to receive some or all of your Scheme Consideration. You may wish to review the trading price of BIP Interests on the NYSE and the Australian dollar:US dollar exchange rate, and have regard to the impact of these factors on the value of the Scheme Consideration you could receive. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime's website at www.primeinfrastructure.com. You should consider whether you may be in a more favourable position if you were: to sell your Prime Securities on market before the Effective Date; to elect to receive cash under the Liquidity Facility; or to receive your full entitlement of Scheme Consideration as New BIP Interests. You should read Sections 8.9 and 8.10 of this Scheme Booklet, which provide further information about the Scheme Consideration and the election you are entitled to make under the Schemes. You should seek advice from your own financial, legal or other professional adviser before deciding whether or not to make the election to participate in the Liquidity Facility. If you wish to receive your full entitlement of Scheme Consideration as New BIP Interests, you do not need to do anything further. You will be issued 0.24 New BIP Interests for every Prime Security you hold, without any election on your part, provided you hold Prime Securities on the Scheme Record Date and the Schemes become Effective. If you wish to receive cash under the Liquidity Facility, you must compete and return the election form which accompanies this Scheme Booklet so that it is received by the Prime Registry by the Election Date – which is 7.00pm on Tuesday, 2 November 2010 in respect of Prime Securityholders who appeared in the Register at that time (or 7.00pm on Friday 26 November in respect of Prime Securityholders who did not appear in the Register at 7.00pm on Tuesday, 2 November 2010). The Liquidity Facility is only available in respect of up to the first 4,000 New BIP Interests which you would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 Prime Securities per securityholder). If you do not make an election, you will be deemed to have elected not to participate in the Liquidity Facility and will receive 0.24 New BIP Interests for every Prime Security you hold on the Scheme Record Date. Ineligible Foreign Securityholders If you are an Ineligible Foreign Securityholder, you do not need to make an election. You will receive cash as your Scheme Consideration through the Ineligible Foreign Securityholder Facility. See Section 8.10(b) of this Scheme Booklet for further details. 1. If the start of the Annual General Meeting is delayed or the Annual General Meeting is adjourned, the proxy form must be received by the Prime Registry at least 48 hours before the start of the meeting, or the resumption of the meeting in relation to the resumed part of the meeting (as applicable).

PRIME INFRASTRUCTURE Section 2. Questions and answers 2.

SCHEME BOOKLET 2.1 The Schemes What are the Schemes? Prime and Brookfield Infrastructure have agreed to merge by way of the Schemes. Under the terms of the Schemes: BIP will acquire all of the Prime Securities except those held by the Excluded Securityholder; Eligible Prime Securityholders will be entitled to receive 0.24 New BIP Interests for each Prime Security held at the Scheme Record Date; Eligible Prime Securityholders may elect to receive cash under the Liquidity Facility instead of up to the first 4,000 New BIP Interests which they would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 Prime Securities per securityholder); and Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility. Who is entitled to participate in the Schemes? Prime Securityholders (other than the Excluded Securityholder) as at the Scheme Record Date are entitled to participate in the Schemes. Who is Brookfield Infrastructure? BIP is a Bermudan partnership that is listed on the Toronto and New York stock exchanges and has a market capitalisation of approximately A$2.1 billion.1 BIP's sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate a high quality portfolio of utilities, fee for service and timber assets in North and South America, Australasia and Europe. Brookfield controls and manages both BIP and BILP. BILP, which is also a Bermudan partnership, is Prime's largest securityholder with a current securityholding of 39.9% . More detailed information on BIP, BILP and Brookfield Infrastructure is set out in Section 5 of this Scheme Booklet. What do the independent Prime Directors recommend? The independent Prime Directors unanimously recommend that you vote in favour of the Schemes in respect of all of your Prime Securities in the absence of a Superior Proposal. The independent Prime Directors intend to vote in favour of the Schemes in respect of all of their Prime Securities in the absence of a Superior Proposal. What is the opinion of the Independent Expert? The Independent Expert has concluded that the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal.2 2.2 Scheme Consideration What will I receive if the Schemes are implemented? If the Schemes become Effective, an Eligible Prime Securityholder will be entitled to receive 0.24 New BIP Interests in exchange for each Prime Security held at the Scheme Record Date. Eligible Prime Securityholders may elect to receive cash under the Liquidity Facility instead, for up to 4,000 New BIP Interests which they would otherwise be entitled to receive (equivalent to up to 16,666 Prime Securities per securityholder). Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility. What is the Liquidity Facility? An Eligible Prime Securityholder may elect to receive cash under the Liquidity Facility instead of up to 4,000 New BIP Interests (equivalent to 16,666 Prime Securities) that the securityholder would otherwise be entitled to receive under the Schemes. The Liquidity Facility is available only to registered holders of Prime Securities who are Eligible Prime Securityholders and not to underlying beneficial holders of Prime Securities. Brookfield has provided an equity commitment of up to US$300 million to support the Liquidity Facility and the Ineligible Foreign Securityholder Facility. Provided that no more than US$300 million is taken up under the Liquidity Facility, each electing Eligible Prime Securityholder will receive US$17.02 per eligible New BIP Interest which they would otherwise be entitled to receive. This price represents the five trading days VWAP of BIP Interests on the NYSE immediately preceding the announcement of the transaction on 23 August 2010. In the event that the US$300 million commitment is insufficient to meet claims on the Liquidity Facility, excess New BIP Interests that would otherwise have been issued to Liquidity Facility participants3 will be sold on the market and participants in the Liquidity Facility will receive a blended price (for further detail see Section 8.10(a)) 1. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar:US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a)). For comparison, Prime's market capitalisation on 17 September 2010 was approximately A$1.6 billion, and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion.  2. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security, and assessed the value for the scrip Scheme Consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). The cash Scheme Consideration payable under the Liquidity Facility of US$4.085 per Prime Security has a value of A$4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359. Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Scheme Consideration falling outside the Independent Expert's valuation range for Prime. For the reasons set out in the Independent Expert's Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Takeover Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime's website at www.primeinfrastructure.com.  3. Beyond those able to be cashed out from the US$300 million commitment at US$17.02 per New BIP Interest, as referred to above.

14 PRIME INFRASTRUCTURE

SECTION 2 Questions and answers

Liquidity Facility


Is the take-up under the Liquidity Facility less than or equal to US$300m?
YES
NO
For each eligible New BIP Interest, Prime Securityholders will receive
US$17.02
US$300m + net proceeds of sale of the New BIP Interests
the number of BIP Interests participating in the Liquidity Facility

To illustrate the amount that BIP Securityholders will receive if they elect to participate in the Liquidity Facility in the event that the US$300 million commitment is insufficient to meet claims on the Liquidity Facility, the following worked example is shown:

Worked Example: Liquidity Facility – Greater than US$300 million take-up

	Units			
Number of Prime Securities participating	*millions of Units*	75.00		
Exchange Ratio		0.24		
Number of BIP Interests participating in the Liquidity Facility	*millions of Interests*	18.00		
Limit of Brookfield's Equity Commitment	*US$m*	300.00		
Applicable BIP Interest price under Brookfield's Liquidity Facility	*US$ per BIP Interest*	17.02		
Number of New BIP Interests that can be satisfied by Brookfield's equity commitment	*millions of Interests*	17.6263		
Residual New BIP Interests to be sold on the NYSE	*millions of Interests*	0.3737		
Assumed volume weighted average price achieved for the sale of New BIP Interests on the NYSE by the Nominee	*US$ per BIP Interest*	17.00	17.50	18.00
Total proceeds of sale of the New BIP Interests	*US$m*	6.35	6.54	6.73
For each eligible New BIP Interest, Prime Securityholders will receive	*US$ per BIP Interest*	17.02	17.03	17.04

Note: Figures shaded in blue are examples figures for illustrative purposes.

Based on the current Register and the current market price of BIP Interests, it is expected that the amount of the Liquidity Facility and Ineligible Foreign Securityholder Facility combined will not exceed Brookfield's US$300 million commitment.

Amounts payable under the Liquidity Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date.

What is the Ineligible Foreign Securityholder Facility?

A facility will also be established to enable the payment of cash to Ineligible Foreign Securityholders – the Ineligible Foreign Securityholder Facility.

As noted above, Brookfield has provided an equity commitment of up to US$300 million to support the Liquidity Facility and the Ineligible Foreign Securityholder Facility.

Provided that no more than US$300 million is taken up under the Ineligible Foreign Securityholder Facility and the Liquidity Facility described above combined, Ineligible Foreign Securityholders will receive a price for their Prime Securities equal to the VWAP of BIP Interests on the NYSE determined over the Ineligible Foreign Securityholder Facility VWAP Period (**20 Day VWAP**).

In the event that the US$300 million commitment is insufficient to meet claims on the Liquidity Facility and the Ineligible Foreign Securityholder Facility, excess New BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders[1] will be sold on the market and participants in the Ineligible Foreign Securityholder Facility will receive a blended price (for further detail see Section 8.10(b)).

1. Beyond those able to be cashed out from the US$300 million commitment at the 20 Day VWAP referred to above, after satisfying claims on the Liquidity Facility at US$17.02 per New BIP Interest.

SCHEME BOOKLET 15

SECTION 2
Questions and answers

Ineligible Foreign Securityholder Facility


Is the take-up under the Liquidity Facility and the Ineligible Foreign Securityholder Facility less than or equal to US$300m?
YES
NO
For each New BIP Interest, Participants in the Ineligible Foreign Securityholder Facility will receive
20 Day VWAP Price
US$300m – that amount applied to the Liquidity Facility + net proceeds of sale of the New BIP Interests the number of BIP Interests participating in the Ineligible Foreign Securityholder Facility

To illustrate the amount that Ineligible Foreign Securityholders will receive if the Schemes are implemented in the event that the US$300 million commitment is insufficient to meet claims on the Liquidity Facility and the Ineligible Foreign Securityholder Facility, the following worked example is shown:

Worked Example: Ineligible Foreign Securityholder Facility – Greater than US$300 million total take-up between the Liquidity and Ineligible Foreign Securityholder Facilities

	Units			
Amount of Brookfield's US$300m commitment applied to the Liquidity Facility	*US$m*	225.00		
Number of Prime Securities participating in the Ineligible Foreign Securityholder Facility	*millions of Units*	20.00		
Exchange Ratio		0.24		
Number of BIP Interests participating in the Ineligible Foreign Securityholder Facility	*millions of Interests*	4.80		
Limit of Brookfield's Equity Commitment	*US$m*	300.00		
Residual balance of Brookfield's Equity Commitment after funding the Liquidity Facility	*US$m*	75.00		
20 Day VWAP price	*US$ per BIP Interest*	17.25	17.50	17.75
Number of New BIP Interests that can be satisfied by Brookfield's equity commitment	*millions of Interests*	4.3478	4.2857	4.2254
Residual New BIP Interests to be sold on the NYSE	*millions of Interests*	0.4522	0.5143	0.5746
Assumed volume weighted average price achieved for the sale of New BIP Interests on the NYSE by the Nominee	*US$ per BIP Interest*	17.00	17.50	18.00
Total Proceeds of sale of the New BIP Interests	*US$m*	7.69	9.00	10.34
For each New BIP Interest, participants in the Ineligible Foreign Securityholder Facility will receive	*US$ per BIP Interest*	17.23	17.50	17.78

Note: Figures shaded in blue are examples figures for illustrative purposes.

As noted above, based on the current Register and the current market price of BIP Interests, it is expected that the amount of the Liquidity Facility and Ineligible Foreign Securityholder Facility combined will not exceed Brookfield's US$300 million commitment.

Amounts payable under the Ineligible Foreign Securityholder Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date.

When will I receive my New BIP Interests?

If the Schemes become Effective and you are an Eligible Prime Securityholder who has not elected to participate in the Liquidity Facility, you will be issued New BIP Interests on the Implementation Date, expected to be on or about Wednesday, 8 December 2010.

PRIME INFRASTRUCTURE When will I receive my cash should I elect to receive cash via the Liquidity Facility instead of New BIP Interests? Eligible Prime Securityholders who validly elect to participate in the Liquidity Facility will receive any cash they elect to receive under the Liquidity Facility on the Payment Date, which is expected to be five Business Days after the Implementation Date but not later than ten Business Days after the Implementation Date. The cash amount to be paid under the Liquidity Facility will be affected by movements in the trading price of BIP Interests (to the extent that more than US$300 million is taken up under the Liquidity Facility) and to movements in the Australian dollar:US dollar exchange rate. When will I receive my cash via the Ineligible Foreign Securityholder Facility if I am an Ineligible Foreign Securityholder? Ineligible Foreign Securityholders will receive the cash they are entitled to receive under the Ineligible Foreign Securityholder Facility on the Payment Date, which is expected to be five Business Days after the Implementation Date but not later than ten Business Days after the Implementation Date. The cash amount to be paid under the Ineligible Foreign Securityholder Facility will be affected by movements in the trading price of BIP Interests and in the Australian dollar:US dollar exchange rate. Will I be able to sell any New BIP Interests I receive? Eligible Prime Securityholders who do not elect to participate in the Liquidity Facility for all of their New BIP Interests or who hold more than 16,666 Prime Securities will receive New BIP Interests as Scheme Consideration. BIP Interests are listed on the NYSE and TSX (under the symbol "BIP" and "BIP.UN", respectively). They are not listed on ASX. Accordingly, Prime Securityholders who acquire New BIP Interests under the Schemes and who wish to trade their New BIP Interests on the open market must do so on the NYSE or TSX.1 Such trades must be undertaken through a broker entitled to trade on these exchanges. Prime Securityholders should check with their broker, including for up to date information on the market price of BIP Interests. Many Australian brokers are able to trade securities on the NYSE or TSX. The price which Prime Securityholders realise through such trades may be higher or lower than the price obtained through the Liquidity Facility. New BIP Interests will be quoted and traded on the NYSE in US dollars and on the TSX in Canadian dollars. The Australian dollar value of BIP Interests will depend on the applicable Australian dollar:US dollar or Australian dollar:Canadian dollar exchange rate. 2.3 Scheme Meetings, agreement and approval When and where will the Scheme Meetings be held? The Scheme Meetings will be held on Thursday, 4 November 2010 at 10.00am at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000. Who is entitled to vote at the Scheme Meetings? If you are registered as a Prime Securityholder2 on the Register as at 7.00pm on Tuesday, 2 November 2010, you will be entitled to vote at the Scheme Meetings. Why should I vote? Voting is not compulsory. However, your vote will be very important in determining whether the Schemes will proceed. The independent Prime Directors urge you to read this Scheme Booklet carefully and to vote in favour of the Schemes, in the absence of a Superior Proposal. Further details on how to vote are outlined in Section 1. What vote is required to approve the Schemes? For the Company Scheme to be approved, the Company Scheme Resolution must be passed by: a majority in number (i.e., more than 50%) of Prime Securityholders (other than the Excluded Securityholder) who are present and voting, either in person or by proxy, attorney or, in the case of a corporation, its duly appointed corporate representative, at the Company Scheme Meeting;3 and at least 75% of the total number of votes cast on the Company Scheme Resolution by Prime Securityholders (other than the Excluded Securityholder). For the Trust Schemes to be approved: the Trust Scheme Resolutions relating to the amendment of the PIT Constitution and the PIT2 Constitution must each be passed by at least 75% of the total number of votes cast on the relevant resolutions by Prime Securityholders (other than the Excluded Securityholder) at the Trust Scheme meetings; and the Trust Scheme Resolutions to approve the acquisition of PIT and PIT2 units under section 611, item 7 of the Corporations Act must each be passed by a majority (i.e., more than 50%) of the total number of votes cast on the relevant resolutions by Prime Securityholders (other than the Excluded Securityholder) at the Trust Scheme meetings. 1. The Independent Expert notes that BIP Interests are not a "highly liquid stock". See sections 5.7 and 7.3 of the Independent Expert's Report for discussion on this point. 2. Other than the Excluded Securityholder. 3. Unless the Court orders otherwise. The Court has a discretion to dispense with the majority by number requirement.

SCHEME BOOKLET Are there any conditions to the Schemes? The Schemes are subject to a number of Conditions Precedent, including but not limited to: (a) agreement to the Schemes by Prime Securityholders (other than the Excluded Securityholder) by the requisite majorities; (b) approval of the Company Scheme by, and receipt of the Judicial Advice from, the Court; (c) BIP Securityholders' approval of the issue of New BIP Interests for the purpose of providing the Scheme Consideration; (d) approvals of third parties which are necessary or desirable to implement the Schemes, including consents to avoid breach of any change of control provisions; and (e) various approvals, consents or relief from Regulatory Authorities. The Schemes will not proceed unless all the conditions contained in Schedule 7 of the Implementation Deed are satisfied or waived in accordance with the Implementation Deed. Further information regarding the Conditions Precedent is set out in Sections 3.8 and 9.3(a) . What happens if a Superior Proposal for Prime emerges? If a Superior Proposal for Prime emerges, Prime Securityholders will be informed through an announcement to the ASX. The independent Prime Directors will carefully reconsider the Schemes and advise you of their recommendation. What are the potential transaction outcomes for Prime Securityholders? There are a number of potential transaction outcomes for Prime Securityholders: the Schemes are implemented and all Prime Securityholders will receive the Scheme Consideration. Prime will be delisted from the ASX and become part of BIP. In this scenario, the Takeover Bid will not proceed; the Schemes are not implemented and Prime Securityholders will not receive the Scheme Consideration and will retain their Prime Securities. In this scenario, the Takeover Offer will be available, subject to any unsatisfied conditions (see further questions and answers regarding the Takeover Offer below). What happens if I vote against the Schemes or do not vote? If the Schemes are approved by Scheme Securityholders (even if you did not vote, or voted against the Schemes) and you are a Scheme Securityholder, then if the Schemes are implemented you will receive the Scheme Consideration. This means that BIP will acquire your Prime Securities under the Schemes and you will receive New BIP Interests as Scheme Consideration (or cash under the Liquidity Facility, if you have so elected) if you are an Eligible Prime Securityholder, or cash under the Ineligible Foreign Securityholder Facility if you are an Ineligible Foreign Securityholder. 2.4 Takeover Offer What is the Takeover Offer? BIP (through the BIP General Partner) has also announced an off-market takeover bid for all of the Prime Securities except those held by the Excluded Securityholder. The Schemes are not conditional on the Takeover Offer, however the Takeover Offer is conditional on the Schemes not becoming Effective (and also on a number of other conditions being satisfied – the conditions to which the Takeover Offer is subject are set out in the takeover documents accompanying this Scheme Booklet (and are summarised in Section 9.3(b)), and are in many respects similar to the Conditions Precedent to which the Schemes are subject). Under the Takeover Offer, Prime Securityholders will be offered the same consideration as proposed under the Schemes, except that, due to securities law restrictions, the Liquidity Facility will not be made available under the Takeover Offer and Prime Securityholders in the U.S. that are eligible to receive New BIP Interests will be subject to limitations on their ability to sell them.1 The Takeover Offer does not contain a minimum acceptance condition, which will allow BIP to acquire all Prime Securities tendered to it, subject to the satisfaction or waiver of the conditions to the Takeover Offer. 1. An investor with an address, as shown in the Register, in the United States (or who BIP has reasonable grounds to believe is holding Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP's opinion an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (who would be an Eligible Prime Securityholder for the purposes of the Schemes) would be ineligible to receive BIP Interests issued under the Takeover. BIP Interests issued to such institutional "accredited investors" in the United States will be "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Takeover Offer closes.

PRIME INFRASTRUCTURE What if the Schemes do not become Effective and I don't accept the Takeover Offer? You will continue to hold your Prime Securities. With no minimum acceptance condition to the Takeover Offer, BIP will take up all Prime Securities tendered to it, subject to the satisfaction or waiver of the conditions to the Takeover Offer. Accordingly, it is expected that Brookfield Infrastructure will increase its securityholding in Prime and therefore you could form part of a minority securityholding in Prime. Such an outcome could create a less liquid market for your Prime Securities should you wish to sell them in the future. Also, Prime is advised that it may suffer increased U.S. withholding tax on income it receives from NGPL should BIP acquire more than 50% of Prime, as outlined in Section 3.4(g) . Also, the market price of Prime Securities may well fall following the close of the Takeover Offer. Other possible risks associated with remaining a Prime Securityholder following the Takeover Offer are described in Section 4.11. What if the Schemes do not become Effective and I accept the Takeover Offer? You will receive the consideration offered under the Takeover Offer. This will be the same consideration as proposed under the Schemes, except that, due to securities law restrictions, the Liquidity Facility will not be made available under the Takeover Offer and Prime Securityholders in the U.S. that are eligible to receive New BIP Interests will be subject to limitations on their ability to sell them.1 Also, Prime may suffer increased U.S. withholding tax on income it receives from NGPL should BIP acquire more than 50% of Prime, as outlined in Section 3.4(g), and this may have a negative impact on the value of Prime Securities held by BIP all else being equal. What happens if BIP receives acceptances under the Takeover Bid of greater than 90%? If the Schemes do not become Effective and BIP receives acceptances under the Takeover Bid of greater than 90%, BIP may compulsorily acquire your interests in Prime and you may be forced to receive consideration under the Takeover Offer, which does not include a Liquidity Facility cash election for Eligible Prime Securityholders (ineligible foreign securityholders will still receive cash under an ineligible foreign securityholder facility). Can I accept the Takeover Offer before the date of the Scheme Meetings? Yes. However, please also make sure you vote on the Schemes. Your vote will be very important in determining whether the Schemes will proceed. The independent Prime Directors urge you to read this Scheme Booklet carefully and to vote in favour of the Schemes, in the absence of a Superior Proposal. Further details on how to vote are outlined in Section 1. 2.5 Structure of Brookfield Infrastructure and BIP Interests What is BIP? BIP is a Bermudan exempted limited partnership registered under the Limited Partnership Act of 1883 and the Exempted Partnerships Act of 1992 (both of Bermuda). What are BIP Interests? BIP Interests, that will be issued under the Schemes if implemented, are fully paid limited partnership units in BIP and are listed on the NYSE and TSX under the symbols BIP and BIP.UN, respectively. A BIP Interest affords its holder the same rights as, and does not have priority over, any other BIP Interest, either as to the return of capital contributions or as to profits, losses or distributions. Who manages BIP? Unlike an Australian company, which is managed by its board of directors, BIP is managed by a general partner, Brookfield Infrastructure Partners Limited (the BIP General Partner). The BIP General Partner is a wholly owned subsidiary of BAM. The BIP General Partner is, in turn, managed by its board of directors. Neither BIP nor the BIP General Partner employ any of the individuals who carry out their management and activities. BIP and the BIP General Partner have each appointed Brookfield Infrastructure Group Corporation and certain other Affiliates of BAM (collectively, the Manager) under the Master Services Agreement to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services for a fee. The Manager is also a wholly owned, indirect subsidiary of BAM. Who is Brookfield Infrastructure? A reference to Brookfield Infrastructure in this Scheme Booklet is a reference to BIP, BILP and their Subsidiaries. This term is used to describe the operations of the group in which holders of BIP Interests invest. The expression “Brookfield Infrastructure”, rather than BIP, has been used in a number of places in this Scheme Booklet for the following reasons: (a) BIP's sole material asset is its approximate 59% limited partnership interest in BILP; and (b) The remaining limited partnership interest in BILP is held by Brookfield under the Redeemable Partnership Units which, through the Redemption-Exchange Mechanism, can be converted into an equivalent interest in BIP (refer to Section 5.8(a) below). Therefore, on an economic basis, the BIP GP Directors believe that holders of BIP Interests should view BIP, BILP and their Subsidiaries as a single combined enterprise. 1. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Takeover Offer closes.

SCHEME BOOKLET SECTION 2 Questions and answers Who is Brookfield? Brookfield is a global asset management business focused on property, power and other infrastructure assets with approximately US$100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield’s strategy, which is Brookfield Infrastructure’s strategy as well, is to combine its operating platforms and extensive transaction execution capabilities to acquire targeted assets and actively manage them in order to achieve superior returns. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion. The control of BAM is vested in its board of directors. BAM has 2 classes of outstanding voting shares on issue. Class A Limited Voting Shares and Class B Limited Voting Shares. The holders of the Class A Limited Voting Shares are entitled to elect one-half of the board of BAM and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the board of BAM. Certain senior executives and directors of BAM and its Affiliates (collectively known as the Partners), are shareholders in a corporation, Partners Limited, which holds 9.8% of the Class A Limited Voting Shares and 100% of the Class B Limited Voting Shares in BAM. To the knowledge of the directors and officers of BAM, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of BAM carrying more than 10% of the votes attached to any class of outstanding voting securities of BAM. Who has appointment/removal rights in relation to the Manager, the BIP General Partner or the directors of the BIP General Partner? At least a majority of the directors of the BIP General Partner must be independent, using the standard for independence established by the NYSE. Some transactions involving a conflict of interest require approval by a majority of the BIP General Partner’s independent directors (for example, related party dealings with Brookfield and the dissolution of BIP). In addition, the audit committee, nominating and governance committee (which is responsible for approving the appointment of a person to the office of BIP GP Director) and the compensation committee (which is responsible for making recommendations concerning the remuneration of directors) consists solely of independent directors. BIP Securityholders do not have the right to either: appoint directors to or remove directors from the board of the BIP General Partner; or remove the BIP General Partner as general partner of BIP. Rather, it is BAM and its Affiliates (ie. Brookfield) that control the appointment of directors and can remove the BIP General Partner. Note that Brookfield may sell its holding in the BIP General Partner or the Manager to a third party, without the approval of BIP Securityholders. It may also sell its general partnership interest in BIP to a third party. It should also be noted that the Master Services Agreement, under which Brookfield manages BIP, has no fixed term and cannot be terminated except in a limited number of circumstances such as material default, gross negligence or fraudulent conduct on the part of Brookfield. Do BIP Securityholders have approval rights in relation to BIP and/or its business? Generally, the BIP General Partner has an absolute discretion in relation to the management of BIP. This discretion is subject to the obligation to seek the consent of BIP Securityholders for a number of matters. These matters include: amendments to the Limited Partnership Agreement that would: — increase the obligations of any BIP Securityholder; — have a material adverse effect on the rights of a class of BIP Securityholders; — reduce the voting threshold required for an approval of BIP Securityholders; or any action by the BIP General Partner which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (whether by way of merger, consolidation or otherwise). Where BIP Securityholders do have a consent right, each BIP Interest entitles the holder to one vote. In addition, under the securities rules applicable to BIP in Canada, as well as the rules of the TSX, subject to exemptions that may be available, securityholder approval is required for certain transactions, including the issue of a number of BIP Interests equal to at least 25% of the outstanding BIP Interests (or 10% in the case of an issue to a related party) and certain (but not all) related party dealings. BIP Securityholders cannot call meetings of BIP. 19

PRIME INFRASTRUCTURE SECTION 2 Questions and answers What fiduciary or other duties does the BIP General Partner or its directors owe BIP Securityholders? The BIP GP Directors have a general duty to act in the best interests of the BIP General Partner under the Bermudan Companies Act 1981. In addition, pursuant to the Bermudan Limited Partnerships Act 1883, the BIP General Partner is liable for the debts and obligations of BIP. Under Bermudan law, the BIP General Partner owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP, however, contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders. BIP believes it is necessary to modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders due to BIP’s organisational and ownership structure and the potential conflicts of interest created thereby. These modifications are predicated on the principle that, without modifying those duties, the ability of the BIP General Partner and the BILP GP to attract and retain experienced and capable directors and to take actions that BIP considers necessary for the carrying out of its business strategy, would be unduly limited due to its concern about potential liability. Under the Limited Partnership Agreement, the liability of the BIP General Partner and its Affiliates is limited (to the extent permitted by law) to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to be unlawful. Does BIP exercise control over the entities in which it invests? BILP GP (controlled by Brookfield) serves as the general partner of BILP, a 59% interest in which is the sole asset of BIP, and has sole authority for the management and control of BILP. Because BIP’s only interest in BILP consists of limited partnership interests in BILP, which by law do not entitle the holders thereof to participate in partnership decisions, the BIP GP Directors are not entitled to participate in the management or activities of BILP or the entities in which BIP invests, including with respect to any acquisition decisions that they may make, and BIP does not have any right or authority to act for or to bind BILP. In addition, limited partners of BILP, including BIP, are not entitled to vote on matters relating to BILP, although BILP GP is obliged to seek the limited partners’ consent to certain matters and the approval of BIP Securityholders is required in certain circumstances under the securities rules applicable to BIP in Canada, as well as the rules of the TSX (refer to Section 5.9 of the Scheme Booklet for more information). Where can I find further information on the structure of BIP and BIP Interests? This Scheme Booklet contains additional information about BIP and BIP Interests. In particular: Section 5.9 compares a number of the key features of BIP and a holding of BIP Interests against Prime and a holding of Prime Securities; Section 11 sets out more detailed information about the rights of BIP Securityholders and BIP’s governance arrangements; and Annexure C sets out a summary of material contracts affecting BIP. Further information on BIP’s structure and BIP Interests (including board committee charters and BIP’s regulatory filings) can also be accessed on its website at http://www.brookfieldinfrastructure.com. If you are unsure of any information in relation to BIP’s structure or BIP Interests, you should consult with your financial, taxation or legal adviser. What fees are paid to Brookfield in connection with BIP and its operating entities? BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement) (refer to Section 11.10) . No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels (refer to Section 11.9) . 2.6 Key risks What are the key risks associated with holding BIP Interests? There are a number of risks associated with investing in BIP Interests which could impact on the price of and distributions arising from BIP Interests, many of which are beyond the control of the Brookfield Infrastructure Merged Group. See Section 7 for further detail. These risks include risks which are specific to Prime (and which will continue to be relevant to the Brookfield Infrastructure Merged Group), which are outlined in the following section. These risks also include: (distributions from BIP) BIP’s sole asset, and means of generating income, is its interest in BILP. As noted above, management of BILP, including the declaration of a distribution, is vested in its general partner, the BILP GP which is a separate Brookfield Entity. Accordingly, neither the BIP General Partner nor BIP can control whether BILP will pay a distribution. The BILP GP may, for any reason, determine not to declare a distribution for any period. If it did so, it would be unlikely that BIP would be in a position to make its targeted distribution for the relevant period in which it did not receive a distribution from BILP; 20

SCHEME BOOKLET SECTION 2 Questions and answers 21 (gearing levels) the operating entities of the Brookfield Infrastructure Merged Group may have a significant degree of leverage on their assets. A leveraged entity’s income and net assets tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the associated risk of loss is generally greater than for entities with comparatively less debt; Brookfield Infrastructure currently has available to it the facility described in Section 6.5(b). Under the terms of this senior secured credit facility, if Brookfield Infrastructure fails to satisfy any debt service obligations under the facility or breaches any financial or operating covenants under the facility, it is prohibited from making any distributions until the breach is cured, and the lenders could also declare all advances outstanding under the facility to be immediately due and payable and foreclose on the assets pledged as collateral; (impact of joint venture arrangements) Brookfield Infrastructure structures many of its operations as joint ventures, partnerships and consortium arrangements. Such arrangements involve risks not present when a third party is not involved, including the possibility that co-venturers may fail to meet their obligations. In addition, these arrangements generally involve a reduced level of control over the joint venture entity. Accordingly, decisions relating, for example, to operations and the timing of any exit often require a majority vote or consensus. Finally, joint venture partners are generally subject to restrictions on the transfer of their interests, including pre-emptive rights; (governance structure) the governance structure of Brookfield Infrastructure and the rights attaching to BIP Interests are significantly different to the structure of Prime and the rights attaching to Prime Securities (for a description of these differences refer to Question 2.5 above and Section 5.9). In particular, management of BIP is vested in a general partner and manager both of which are external to BIP and wholly owned by Brookfield. BIP Securityholders do not have any rights to replace either the directors of the BIP General Partner or the BIP General Partner and the Manager itself. Additionally BIP Securityholders have limited voting rights on matters affecting Brookfield Infrastructure; (assets) Brookfield Infrastructure’s strategy is to invest in Brookfield-sponsored partnerships and consortiums in which Brookfield has sufficient influence or control to deploy an operations-oriented approach. Brookfield, through its control of each of the entities that comprise Brookfield Infrastructure, actively sources these investments for Brookfield Infrastructure. In this regard, it should be noted that all assets and investments currently within Brookfield Infrastructure’s portfolio were sourced by Brookfield. Accordingly, Brookfield, as controller of the general partners of BIP and BILP and their managers, may not consider opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets, suitable for Brookfield Infrastructure, even though they may be attractive from a purely financial perspective; (influence of Brookfield and the Manager) Brookfield is the sole shareholder of the BIP General Partner and the Manager. It also controls the BILP GP. As such it is able to control the appointment and removal of the BIP GP Directors and BILP GP directors and, accordingly, exercise substantial influence over BIP and BILP. Further, as neither BIP nor BILP have any employees, they both depend on the management and administration services provided by the Manager under the Master Services Agreement; (conflicts of interest) the organisational and ownership structure of BIP (as described above and in Section 5 involves a number of relationships that may give rise to conflicts of interests between BIP and BIP Securityholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from BIP’s interests and the interests of BIP Securityholders, including with respect to the types of acquisitions made, the timing and amount of the distributions of BIP, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers; (fiduciary duty) the BIP GP Directors have a general duty to act in the best interests of the BIP General Partner under the Bermudan Companies Act 1981 rather than BIP Securityholders. However, it should be noted that, under Bermudan law, the BIP General Partner owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders by the BIP General Partner. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders; (operational risks) operating entities may require capital expenditure. Moreover, their businesses involve risks associated with construction and may be affected by changes in regulation. In addition, operating entities are exposed to counterparty risks should their customers or clients default. Timber operations, in particular, may be affected by weather conditions, activity in the housing sector and price fluctuations given the competitive environment; (foreign exchange) the Brookfield Infrastructure Merged Group’s functional currency following implementation of the Schemes will be US dollars. However, significant portions of the Brookfield Infrastructure Merged Group’s revenues, expenses and assets will continue to be denominated in other currencies. Exchange rate movements will therefore play a significant part in the market returns achieved by the Brookfield Infrastructure Merged Group

PRIME INFRASTRUCTURE SECTION 2 Questions and answers in currencies other than US dollars. The Brookfield Infrastructure Merged Group may hedge foreign currency transactions, but unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, Prime Securityholders will be paid distributions in US dollars and will received the proceeds of any sale of New BIP Interests in US or Canadian dollars (depending on the market on which they dispose of their investments). Movements in the exchange rate of these currencies relative to the Australian dollar will affect the Australian dollar value of these returns; (integration of Prime) unexpected issues and complications may arise due to the combination of Brookfield Infrastructure and Prime including the loss of key employees, customers or market share, and difficulties with the integration of IT and support functions; (trading in BIP Interests) it is possible that there will be higher than usual supply of BIP Interests on the NYSE and TSX if former Prime Securityholders elect to sell their New BIP Interests after the transaction is implemented noting in particular that there may be competing sales in order to satisfy demand under the Liquidity Facility and the Ineligible Foreign Securityholder Facility (as described above). This may, in turn, negatively impact the price of BIP Interests in the short term; (stamp duty) the acquisition of the Prime Securities under the Schemes and the subsequent transfer of those securities to an Affiliate of BIP may each give rise to a liability to Western Australian stamp duty for BIP. Whether any such liability does arise, and if so the extent of that liability, depends in large part on how the current WestNet Rail stamp duty dispute described above is determined (see “What are the key risks associated with Prime’s assets?” below); and (status of BIP) in order to ensure that it does not become an investment company under the Investment Company Act, BIP may be required to materially limit or restrict the scope of its operations and plans, including the type of acquisitions it makes. BIP considers that becoming an investment company would be inconsistent with its strategies and objectives as articulated in more detail in Section 5. What are the key risks associated with Prime’s assets? As noted above, these existing risks (and others covered in more detail in Section 7) continue to be relevant to Prime Securityholders who acquire New BIP Interests: (regulatory risks relating to DBCT) coal handling services at DBCT are a declared service and are regulated by the Queensland Competition Authority (QCA). The current access arrangements expire on 31 December 2010, and there is a risk that the arrangements will change. A revised Draft Access Undertaking (DAU) and submissions were lodged with the full, written support of all of DBCT’s customers and effectively encompassed a roll forward of the current regulatory WACC and revenue building block parameters. However, there is no assurance that the QCA will accept the DAU; Final costs of the DBCT phase 2/3 expansion (commissioned in two steps in December 2008 and June 2009) are currently estimated to total A$839 million, which is more than the A$761 million forecast total costs contained in the Draft Amending Access Undertaking (DAAU) accepted by the QCA in 2007. Approval of the amended DAAU covering the actual costs will increase the regulated asset base (RAB), increase the Annual Revenue Requirement (ARR) for the period between commissioning and approval, and trigger a one-off recovery of that revenue (in the order of A$19 million). However, in the unlikely event that the amended DAAU is not approved, DBCT will not receive a return on the additional capital cost; (regulatory risks relating to Powerco) Powerco’s electricity and gas distribution businesses are subject to economic regulation. Current default price path (DPP) determinations (expiring 31 March 2015 for electricity and 30 June 2012 for gas) limit price increases to CPI each year. There is a risk Powerco’s ability to increase prices may be further constrained once those determinations expire. The current electricity DPP also provides for an adjustment to the maximum annual price increase for lines companies to be determined from April 2012. It is possible that such an adjustment may limit annual price increases to an amount less than CPI, or even require a reduction to current prices. If such an adjustment were made, Powerco’s revenue would be less than currently expected; (NGPL refinance) Prime and its consortium partners are currently investigating refinancing options for some of the associated debt in the NGPL structure, as a result of the NGPL Settlement. There is US$600 million of non-recourse debt at the Myria level within the NGPL structure (Prime’s proportional share of this debt is 33% or US$198 million) that has a maturity date of February 2013. This debt facility will be required to be refinanced and/or renegotiated in advance of its maturity date as a consequence of the reduced cash flow profile arising from the NGPL Settlement. The exact form of this refinance and/or renegotiation is currently being assessed by Prime and its consortium partners. The Prime Directors are not currently in a position to accurately determine the quantum, if any, of equity required and/or the requirement to reinvest distributions received from NGPL that may be required with respect to the refinancing or renegotiation of this debt. However, there is a risk that the steps taken to refinance and/or renegotiate the debt could result in a reduction in the cash flows available to Prime from its NGPL investment; (AET&D liabilities) In 2007 Prime was part of a consortium that acquired Alinta Limited. As part of this transaction, Prime is party to an umbrella agreement and a participation deed. The effect of these two agreements is that Prime is responsible in its proportionate percentage (17.55%) 22

SCHEME BOOKLET SECTION 2 Questions and answers for any “Unallocated Liabilities” (as defined in the umbrella agreement) which do not relate specifically to a consortium business. Any known Unallocated Liabilities have been recognised in Prime’s financial statements as at 30 June 2010. However there is a risk that further Unallocated Liabilities could subsequently emerge that may require Prime to fund its proportionate percentage; (environmental risks) Prime is subject to environmental regulations, including in relation to carbon emissions. Prime’s carbon exposure1 in 2009 was approximately 320,000 tonnes CO2 in Australian assets and approximately 670,000 tonnes CO2 in non-Australian assets. If carbon emissions regulations become applicable (and the costs of such regulations are not able to be fully passed on to consumers), Prime’s financial performance may be impacted; (disputes) Prime is currently in dispute with the Western Australian Office of State Revenue regarding an assessment of stamp duty in the amount of A$71,345,520 2 arising from the acquisition of the WestNet Rail business in 2006. Prime has paid the assessment in full and is exercising its right to appeal the matter to the Western Australian State Administrative Tribunal; (WestNet Rail grain lines) WestNet Rail owns a network of rail infrastructure which comprises 5,100 km of rail. 45% of it (2,200km) is narrow gauge, used primarily for the transport of grain (Grain Lines). Sleeper replacement, estimated to cost A$250 million, is required over the next three years, but Prime is currently in negotiations in relation to potential government funding of the replacement of some of the sleepers. WestNet Rail is party to a relationship agreement with certain third parties pursuant to which it provides access to the Grain Lines. One of those parties has alleged that certain closures of Grain Lines would oblige WestNet Rail to pay it an amount of A$62 million, which WestNet Rail believes has no legal basis; and (native title risk) Infrastructure assets may require large areas of land on which to be constructed and operated. Different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, including in Australia where the existence or declaration of native title may affect the existing or future activities of Prime and impact on its operational and financial performance. Are there general risks associated with the Brookfield Infrastructure Merged Group and holding BIP Interests? Yes. In addition to the risks identified above, there are a number of more general business risks associated with the Brookfield Infrastructure Merged Group, such as the risk that losses sustained will not be insured; the risk of labour disruptions; the risk of delays or failure to achieve benefits after acquiring businesses; risks of competition; and risks of litigation and other disputes, including occupational health and safety claims. Moreover, any securities traded on a securities exchange are subject to general risk factors which affect their price. In recent years, BIP Interests and global securities markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected entities. All of the operating entities of the Brookfield Infrastructure Merged Group depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on the financial condition and results of operations. How will whether the Schemes are implemented affect me? There are a number of risks related to holding Prime Securities which are influenced by whether the Schemes become Effective or not. These risks include: (if the Schemes become Effective) if the Schemes become Effective, Eligible Prime Securityholders who receive New BIP Interests will be exposed to the risks associated with an investment in BIP Interests (see above); (if the Schemes do not become Effective) if the Schemes do not become Effective, Prime Securityholders will continue to hold their Prime Securities (unless they accept the Takeover Bid) and continue to be exposed to the risks associated with an investment in Prime Securities (which are described above). Additional risks to Prime Securityholders, associated with the Schemes and Takeover Offer proposal, if the Schemes do not become Effective include the following: — (compulsory acquisition) if the Schemes are not implemented and BIP receives acceptances under the Takeover Bid of greater than 90%, BIP may compulsorily acquire Prime Securityholders’ interests in Prime and Prime Securityholders may be forced to receive consideration under the Takeover Offer, which does not include a Liquidity Facility cash election for Eligible Prime Securityholders (ineligible foreign securityholders will still receive cash under an ineligible foreign securityholders facility); — (market price may fall) the market price of Prime Securities may fall in the absence of a further takeover offer from BIP; — (reduced liquidity) if the Schemes are not implemented and BIP receives acceptances under the Takeover Bid of less than 90%, any acceptances which BIP does receive under the Takeover Offer may reduce liquidity in the trading 1. Being Prime’s proportion of the relevant asset’s carbon exposure in the case of non-wholly owned assets. Carbon emissions are scoped for the 2008/09 period as per the National Greenhouse and Energy Reporting Act 2007 (Cth). 2. Prime’s liability is for an amount of A$46.4 million. The balance of A$24.9 million was received from Queensland Rail under a contractual right of indemnity. See Section 7.2(b)(7) for further detail. 23

24 PRIME INFRASTRUCTURE SECTION 2 Questions and answers of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities; — (greater control by BIP) if the Schemes are not implemented but BIP receives acceptances under the Takeover Bid, which cause its interest in Prime to exceed 50%, BIP will effectively control Prime reducing the ability of other Prime Securityholders to influence the election of Prime Directors or decisions made by Prime in general meeting; and — (NGPL withholding tax leakage) if the Schemes are not implemented but BIP receives acceptances under the Takeover Bid which cause its interest in Prime to exceed 50%, NGPL will be required to withhold U.S. interest withholding tax from the payment of interest on the NGPL Notes resulting in a reduction in Prime cash flow available for distribution to Prime Securityholders of between US$11 million and US$16 million per annum. NGPL may also be required to increase dividend withholding tax withheld from discretionary dividends paid to Prime. Prime Securityholders may be entitled to a credit for the U.S. withholding tax against tax payable in their jurisdiction of tax residence depending on the level and source of Prime distributions and many factors individual to the Prime Securityholder’s circumstances. 2.7 Distributions Will I receive the September quarterly Prime distribution? Yes. Prime Securityholders on the Register as at 30 September 2010 will be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. This is so whether or not the Schemes proceed. This distribution will be paid on or about Tuesday, 30 November 2010. If the Schemes become Effective, when could I expect to receive a further distribution? If you were on the Register as a Prime Securityholder on 30 September 2010, you will receive the Prime distribution to be paid on or about Tuesday, 30 November 2010, as described above. BIP expects to make a distribution to its holders of record on or about 30 November 2010, prior to the issue of New BIP Interests under the Schemes. This distribution is expected to be paid on or about 31 December 2010. Prime Securityholders receiving New BIP Interests under the Schemes will not receive this BIP distribution. If the Schemes become Effective and you are issued New BIP Interests, you will be entitled to any distributions made by BIP where the distribution record date falls after the Implementation Date and provided you continue to hold your New BIP Interests at the relevant date. Historically Prime has paid distributions at the end of February, May, August and November in each year, whereas BIP has paid distributions one month later at the end of March, June, September and December in each year. The first BIP distribution in which New BIP Interests will participate is expected to occur on or about 31 March 2011 (whereas if the Schemes do not become Effective, the next distribution on Prime Securities would be expected to occur on or about 28 February 2011). In the event implementation of the Schemes is delayed for any reason, BIP and Prime reserve the right to alter the timing of distributions, in order to ensure that Prime Securityholders receive distributions of available cash from Prime, in respect of periods during which they continue to hold Prime Securities, and no distributions from Brookfield Infrastructure in respect of the same periods. What is BIP and BILP’s distribution policy? Brookfield Infrastructure’s objective is to pay a distribution that is sustainable on a long-term basis while retaining within its operations sufficient liquidity for growth capital expenditures and general purposes. BILP currently believes that a payout of 60% to 70% of its FFO is appropriate. BIP generally distributes (net of BIP’s expenses) all amounts that it receives by way of distributions from BILP, which is BIP’s sole material asset. In calendar year 2010, BIP is paying distributions of US$0.275 per quarter per BIP Interest (US$1.10 annually). Following implementation of the Schemes and, subject to board approval and business conditions at that time, BILP intends to increase its annual distribution in calendar year 2011 such that BIP can pay a distribution of US$1.24 per BIP Interest (an increase of 13%).1 The planned increase in BIP’s distribution reflects the anticipated strong cash flow generation of the Brookfield Infrastructure Merged Group and its superior portfolio of infrastructure assets. Due to the Brookfield Infrastructure Merged Group’s increased opportunity to invest in growth projects, this distribution level has been set at a payout ratio that is estimated to be at or below the low end of BILP’s targeted payout ratio of 60% to 70% of FFO. 1. Subject to board approval and based on business conditions at that time. Note, BIP distributions are paid in US dollars. If the increase occurs and based on the exchange rate as at 20 August 2010 of US$0.8939 per AUD and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected. The ability to achieve this target assumes: the Schemes are implemented; financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010; the ability to refinance pending debt maturities during calendar years 2010 and 2011 (see Section 6.5(d) for a description of pending debt maturities); and the ability to raise debt capital, during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group’s existing gearing profile.

SCHEME BOOKLET 25 2.8 Other questions Can I sell my Prime Securities now? You can sell your Prime Securities on-market at any time before the close of trading on the ASX on the Effective Date at the prevailing market price. The Effective Date is expected to be Wednesday 17, November 2010. What are the taxation implications of the Schemes? Australian tax resident Securityholders who hold Prime Securities on capital account will have a capital gain or loss through participating in the Scheme. No capital gains tax rollover will be available. For further details refer to Section 10 including in relation to the tax consequences of holding BIP Interests. Your decision on how to vote on the Schemes should be made only after consultation with a financial, legal, taxation or other professional adviser based on your own investment objectives, financial situation, taxation position and particular needs. Where can I get further information? You should read this Scheme Booklet carefully. If you have any questions, please call the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). If you are in any doubt about anything in this Scheme Booklet, please contact your financial, legal, taxation or other professional adviser.

26 PRIME INFRASTRUCTURE Section 3. Summary of the Schemes 3.

SCHEME BOOKLET 27 3.1 The Schemes Under the terms of the Schemes: BIP will acquire all of the Prime Securities except those held by BIP IV; Eligible Prime Securityholders will be entitled to receive 0.24 New BIP Interests for each Prime Security held at the Scheme Record Date; Eligible Prime Securityholders may elect to receive cash under the Liquidity Facility instead of up to the first 4,000 New BIP Interests which they would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 Prime Securities per securityholder); Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, via the Ineligible Foreign Securityholder Facility; and Scheme Securityholders will be deemed to have given, if the Schemes takes Effect, the warranties to Prime and to BIP set out in clause 8.2 of the Company Scheme. 3.2 Scheme Meetings The Scheme Meetings will consider the: Company Scheme, which will be voted on by Prime Securityholders (other than the Excluded Securityholder) at a meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 4 November 2010, commencing at 10.00am (Sydney time); PIT Trust Scheme, which will be voted on by Prime Securityholders (other than the Excluded Securityholder) at a meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 4 November 2010, commencing at 10.00am (Sydney time); and PIT2 Trust Scheme, which will be voted on by Prime Securityholders (other than the Excluded Securityholder) at a meeting to be held at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 4 November 2010, commencing at 10.00am (Sydney time). At 11.00am (Sydney time) on Thursday, 4 November 2010 or immediately following the conclusion of the Scheme Meetings, Prime will hold its Annual General Meeting at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000. The notices of Scheme Meetings and Annual General Meeting are contained in Annexure H to this Scheme Booklet. (a) Company Scheme On or about the date of this Scheme Booklet, the Court ordered that Prime convene the Company Scheme Meeting for the purpose of Prime Securityholders (other than the Excluded Securityholder) considering and, if thought fit, approving the Company Scheme Resolution. Before the Company Scheme can become Effective, it must be approved at the Company Scheme Meeting by the required approval thresholds set out in Section 3.9(a) of this Scheme Booklet and by the Court at the Second Court Hearing. The vote at the Company Scheme Meeting will be conducted by poll. All Prime Securityholders (other than the Excluded Securityholder) who are on the Register as at 7.00pm (Sydney time) on Tuesday, 2 November 2010 will be entitled to vote at the Company Scheme Meeting. (b) Trust Schemes The PIT Trust Scheme Meeting and the PIT2 Trust Scheme Meeting have been convened for the purpose of Prime Securityholders (other than the Excluded Securityholder) considering and, if thought fit, approving the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions, respectively. Before the Trust Schemes can become Effective, they must each be approved at the relevant Trust Scheme meetings by the required approval thresholds set out in Sections 3.9(b) and 3.9(c) of this Scheme Booklet. It is also a condition to the Trust Schemes that the Judicial Advice is obtained. If you are in favour of the Company Scheme and wish to receive the Scheme Consideration, you should vote in favour of the Trust Schemes as well as the Company Scheme. The Schemes will not proceed unless both the Company Scheme and the Trust Schemes are approved by Prime Securityholders. The vote at the Trust Scheme meetings will be conducted by poll. All Prime Securityholders who are on the Register as at 7.00pm (Sydney time) on Tuesday, 2 November 2010 will be entitled to vote at each of the Trust Scheme meetings, although the Excluded Securityholder will not be entitled to vote on the section 611 Item 7 resolutions. The Excluded Securityholder has advised that it will not vote on any of the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions. 3.3 Recommendation and voting intentions of independent Prime Directors The independent Prime Directors unanimously recommend that, in the absence of a Superior Proposal,1 Prime Securityholders (other than the Excluded Securityholder) vote in favour of the Company Scheme and the Trust Schemes at the Scheme Meetings. In addition to considering how to vote on the Schemes, Eligible Prime Securityholders should consider whether they wish to participate in the Liquidity Facility (as described in Section 8.10(a)) . In particular, Eligible Prime Securityholders who may prefer not to hold foreign listed securities (noting that BIP Interests are listed on 1. And provided that the Independent Expert does not withdraw its opinion that the Schemes are in the best interests of, Prime Securityholders in the absence of a Superior Proposal. The Independent Expert is not under any obligation to continuously review the Independent Expert’s Report. However, if there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com.

28 PRIME INFRASTRUCTURE the TSX and NYSE and not on ASX) may benefit from participation in the Liquidity Facility, which provides a fixed or largely fixed US dollar cash value to be paid as Scheme Consideration for up to 16,666 Prime Securities they hold. In the event the Schemes are implemented, Prime Securities will cease to trade on ASX. Eligible Prime Securityholders who hold more than 16,666 Prime Securities and who may prefer not to hold foreign listed securities may wish to consider selling all or part of their Prime Securities prior to the Scheme Record Date. Each Prime Director who holds Prime Securities, or on whose behalf Prime Securities are held at the time the Scheme Meetings, intends to vote in favour of the Company Scheme and the Trust Schemes, in the absence of a Superior Proposal. The independent Prime Directors believe that the reasons for Prime Securityholders to vote in favour of the Schemes clearly outweigh the reasons to vote against the Schemes. In making their recommendation and determining how to vote on the Schemes, the independent Prime Directors have considered the advantages and disadvantages of the Schemes and in particular, the following: (a) the reasons for Prime Securityholders (other than the Excluded Securityholder) to vote in favour of the Schemes, as set out in paragraphs (b) to (g) of Section 3.4; (b) the potential disadvantages of the Schemes, as set out in Section 3.5; (c) the risks associated with Prime’s business and the Brookfield Infrastructure Merged Group’s business, as set out in Sections 4.11 and 7; and (d) the report of the Independent Expert, which is set out in Annexure A. In considering whether to vote in favour of the Schemes, your directors encourage you to: read the whole of this Scheme Booklet; have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; and obtain financial advice from your broker or financial adviser on the Schemes and obtain taxation advice on the effect of the Schemes becoming Effective. The interests of Prime Directors are disclosed in Section 12.1 of this Scheme Booklet. The Brookfield Prime Directors support the Schemes, but are not recommending them because they are not independent as they are employees of Brookfield. See Section 4.5. 3.4 Reasons why you should vote in favour of the Schemes The Schemes have a number of advantages, disadvantages and risks, which may affect Prime Securityholders in different ways depending on their individual circumstances. Prime Securityholders should consider seeking professional advice on their particular circumstances, as appropriate. (a) Independent Prime Directors’ opinion The independent Prime Directors have unanimously formed the conclusion that the Schemes are in the best interests of Prime Securityholders and recommend that Prime Securityholders (other than the Excluded Securityholder) vote in favour of the Schemes, in the absence of a Superior Proposal. (b) Independent Expert’s opinion The Independent Expert, Grant Samuel, has concluded that the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders in the absence of a Superior Proposal.1 The Independent Expert’s Report is set out in Annexure A. (c) 28% premium to pre-announcement trading2 The offer of 0.24 BIP Interests for each Prime Security reflects the following premium to the market value of Prime Securities prior to the announcement: a 28% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement);3 a 28% premium to the 5-trading day volume weighted average price of Prime Securities up to 20 August 2010;4 and a 32% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 2010.5 The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62. 6 1. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security, and assessed the value for the scrip Scheme Consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). The cash Scheme Consideration payable under the Liquidity Facility of US$4.085 per Prime Security has a value of A$4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359. Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Scheme Consideration falling outside the Independent Expert’s valuation range for Prime. For the reasons set out in the Independent Expert’s Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Takeover Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com. 2. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 3. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 4. Based on the 5-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8977 per AUD. 5. Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD. 6. The value of the Scheme Consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar:US dollar exchange rate on that date of US$0.9359. SECTION 3 Summary of the Schemes

SECTION 3 Summary of the Schemes SCHEME BOOKLET (d) Prime Securityholders have the opportunity to receive interests in the Brookfield Infrastructure Merged Group The independent Prime Directors believe that receiving BIP Interests provides Prime Securityholders an opportunity to participate in a stronger global group with increased access to capital due to the combined business' greater market capitalisation and sponsorship from Brookfield, including BILP's third party credit facility of US$500 million (recently increased from US$400 million) and Prime's new credit facility of the U.S. equivalent of A$300 million which Brookfield Infrastructure has agreed to provide to Prime. As a result, the combined business will have a better opportunity to exploit appropriate growth prospects. These growth prospects include expansions and upgrades described in Section 4.9(f)(2) under WestNet Rail and DBCT Expansion. See Sections 5 and 6 for further information on the Brookfield Infrastructure Merged Group. Following implementation of the Schemes, BIP plans to increase its target annual distribution in calendar 2011 to US$1.24 per BIP Interest (an increase of 13%),1 subject to board approval and based on business conditions at that time. Based on the exchange rate as at 20 August 20102 and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The planned increase in BIP's distribution reflects the anticipated strong cash flow generation of the Brookfield Infrastructure Merged Group and its superior portfolio of infrastructure assets. Due to the merged enterprise's increased opportunity to invest in accretive growth projects, this estimated distribution level has been set at a payout ratio at or below the low end of BIP's targeted payout ratio of 60% to 70% FFO. (e) Opportunity to crystallise value via the Liquidity facility The Liquidity Facility provides an opportunity for Eligible Prime Securityholders to receive cash in lieu of BIP Interests for up to 16,666 Prime Securities they hold. By participating in the Liquidity Facility, Eligible Prime Securityholders who may prefer not to hold BIP Interests have the opportunity to crystallise a fixed or largely fixed US dollar value for their Prime Securities, free from brokerage or other transaction costs. (f) No alternative proposal has emerged From the time of Prime's announcement of the proposed Schemes up to the date of this Scheme Booklet, no alternative proposal has emerged. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP's support in order to acquire 100% of Prime. The Implementation Deed restricts Prime from soliciting alternative proposals or Competing Bids and restricts it from responding to unsolicited approaches (the no-shop and matching right provisions) unless not to respond would be in breach of fiduciary duties owed by a Prime Director or would otherwise be unlawful (see Section 9.8). However, these restrictions do not in any way prevent or restrict a third party from making an alternative proposal. The independent Prime Directors believe that Prime's agreement to the no-shop and matching right provisions of the Implementation Deed was appropriate on the basis that: they were part of the broader commercial negotiations between Prime and BIP that enabled the Schemes to be presented to Prime Securityholders; they do not prevent the Prime Directors from considering an alternative proposal should one emerge; they do not include a break fee or similar arrangement, thereby ensuring that an alternative proposal is not disadvantaged by a requirement to bear such additional costs; and the market is fully informed and aware of the opportunity to submit an alternative proposal. In the absence of a Superior Proposal emerging prior to the Scheme Meetings, the independent Prime Directors consider the Schemes to be in the best interests of Prime Securityholders. In the event that an alternative proposal emerges prior to the Scheme meeting, the independent Prime Directors will give careful consideration to the proposal and will advise securityholders accordingly. (g) If the Schemes are not approved, outcomes under the Takeover Offer may be less favourable to Prime Securityholders If the Schemes are not approved, Prime Securityholders will have the option of accepting the Takeover Offer, subject to the conditions to the Takeover Offer being satisfied or waived. 1. Note, BIP distributions are paid in US dollars. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected: the Schemes are implemented; financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010; the ability to refinance pending debt maturities during calendar years 2010 and 2011 (see Section 6.6(d) for a description of pending debt maturities); and the ability to raise debt capital during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group's existing gearing profile. 2. US$0.8939 per AUD. 29

SECTION 3 Summary of the Schemes 30 PRIME INFRASTRUCTURE Although the scrip consideration under the Takeover Offer is identical to the scrip consideration offered under the Schemes, the Liquidity Facility will not be available to Prime Securityholders under the Takeover Offer. This means that if you accept the Takeover Offer, or if your Prime Securities are compulsorily acquired under the Takeover Offer, you will receive New BIP Interests but will not have the opportunity to receive cash under the Liquidity Facility.1 In addition, if the Schemes are not approved, Prime Securityholders may face certain additional risks if acceptances under the Takeover Offer increase BIP's interest in Prime to less than 90% (and therefore BIP is unable to move to compulsory acquisition of the residual Prime Securities). For a Prime Securityholder that does not accept the Takeover Offer: the market price of Prime Securities may fall in the absence of a further takeover offer from BIP; any acceptances BIP receives under the Takeover Offer may reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities; where BIP owns more than 50% of Prime, the Prime business will be subject to a number of additional costs that would otherwise be eliminated if the Schemes were implemented including an inability to integrate management teams, continuation of costs related to maintaining Prime's listing and potential withholding tax on income from NGPL. In relation to the potential withholding tax on income from NGPL, absent the proposal of alternative arrangements and approval of such arrangements by Prime Securityholders, where BIP owns more than 50% of Prime, NGPL will be required to withhold U.S. interest withholding tax from the payment of interest on the NGPL Notes resulting in a reduction in Prime cash flow available for distribution to Prime Securityholders of between US$11 million and US$16 million per annum. NGPL may also be required to increase dividend withholding tax withheld from discretionary dividends paid to Prime. Prime Securityholders may be entitled to a credit for the U.S. withholding tax against tax payable in their jurisdiction of tax residence depending on the level and source of Prime distributions and many factors individual to the Prime Securityholder's circumstances. Further information about this impact is contained in Section 4.11(d)(5). This would be expected to have a negative impact on the value of Prime Securities all else being equal; and • where BIP owns more than 50% of Prime and to the extent it is able to vote,2 BIP will Control any simple majority vote relating to Prime Securities which may result in a further discount being applied to the trading price. For a Prime Securityholder that does accept the Takeover Offer (and therefore receives BIP Interests): Where BIP owns more than 50% of Prime but less than 100%, BIP Securityholders will be indirectly exposed to the higher rate of U.S. withholding tax Prime will be required to pay on the income it receives from NGPL as described in Section 4.11(d)(5). This will have a negative impact on the value of the Prime Securities held by BIP all else being equal. 3.5 Why you may consider voting against the Schemes The Schemes give rise to certain potential disadvantages and risks that Prime Securityholders must consider in deciding whether or not to vote in favour of the Schemes. While the independent Prime Directors are of the opinion that these disadvantages are clearly outweighed by the Schemes' advantages and that the Schemes are in the best interests of Prime Securityholders, Prime Securityholders should consider their individual circumstances and make their own determination. A summary of the potential disadvantages associated with the Schemes is as follows: (a) Scheme Securityholders will have a reduced interest in Prime If the Schemes are implemented, Scheme Securityholders will transfer their Prime Securities to BIP in return for the Scheme Consideration. Consequently, Scheme Securityholders who do not participate in the Liquidity Facility or the Ineligible Foreign Securityholder Facility will only participate in future growth opportunities for Prime indirectly as securityholders in BIP (those who do participate in those facilities may not participate in such future growth opportunities at all). This will be a lesser proportionate interest than if they retained their Prime Securities. The Prime Securityholders' proportionate interest in BIP and the Brookfield Infrastructure Merged Group's assets, following the implementation of the Schemes, is set out in the chart below. The chart describes those interests assuming first that the Liquidity Facility and Ineligible Foreign Securityholder Facility are not utilised at all (the column headed "Maximum") and secondly that the Liquidity Facility and Ineligible Foreign Securityholder Facility fully utilise the US$300 million cash commitment (the column headed "Minimum"): 1. Prime Securityholders in the U.S. that are eligible to receive New BIP Interests will also be subject to limitations on their ability to sell them. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Takeover Offer closes. 2. BIP may not be able to vote on certain resolutions proposed to Prime Securityholders as a result of the related party provisions in Chapter 2E and Part 5C.7 of the Corporations Act.

SCHEME BOOKLET 31

SECTION 3
Summary of the Schemes

	Pre-Scheme %	Post Scheme Maximum %	Post Scheme Minimum %
PRIME SECURITYHOLDERS INTERESTS IN ASSETS			
Interest in Fully Diluted BIP			
BAM Interest	41	28	39
Existing BIP Public Interest	59	40	40
Prime Interest	–	32	21
Total	100	100	100
PRIME SECURITYHOLDERS INTEREST IN MERGED ASSETS, LOOK-THROUGH FULLY-DILUTED BASIS			
WestNet Rail	100	32	21
IEG Distribution	100	32	21
IEG Connections	100	32	21
Euroports	60	19	13
DBCT	50	25	16
Powerco	42	14	9
NGPL	33	11	7
Islands	–	12	8
Longview	–	10	6
PD Ports	–	21	14
Translec	–	6	4
Ontario Transmission	–	32	21

Note: percentage interests in Euroports, DBCT and PD Ports reflect current percentage interests of Prime and Brookfield Infrastructure in those assets. See Sections 4.9(e)(1) (note (6)) (regarding Prime's interest in Euroports) and 5.10(h)(1) (note (1)) (regarding Brookfield Infrastructure's interest in DBCT and PD Ports) in relation to possible future reductions in those interests.

However, there is no guarantee of future growth and/or earnings due to operational and external factors and securityholders will be able to participate in the benefits of ownership of the Brookfield Infrastructure Merged Group as described in Section 6.

(b) The Scheme Consideration involves some risks for Prime Securityholders

Eligible Prime Securityholders should consider the impact of becoming a BIP Securityholder on their investment risk profile.

Prime Securityholders are currently exposed to a number of risks relating to Prime's business and an investment in Prime. Those risks are set out in Section 7.2(b) and include regulatory risks, environmental risks, risks associated with ongoing disputes (such as, with certain state revenue authorities), native title risk and risks related to the refinancing of NGPL, the AET&D assets and the WestNet Rail Grain Lines, and in Section 7.2(c) and include the risk that losses sustained will not be insured, the risk of labour disruptions, the risk of delays or failure to achieve benefits after acquiring businesses, risks of competition and risks of litigation and other disputes, including occupational health and safety claims.

In receiving the Scheme Consideration, Prime Securityholders will continue to be exposed to risks relating to Prime's business. However, the relative importance of those risks may be either diminished or increased depending on the relative impact of those risks when the businesses of Prime and BIP are combined in the Brookfield Infrastructure Merged Group. Existing risks relating to Prime's business which will continue to be risks associated with an investment in the Brookfield Infrastructure Merged Group are set out in Sections 7.2(b) and 7.2(c). New risks associated with BIP's business and an investment in the Brookfield Infrastructure Merged Group are set out in Section 7.2(a) and include risks associated with distributions, gearing levels, joint venture arrangements, governance structure, investing in Brookfield-sponsored partnerships and consortiums, influence of Brookfield and the Manager, conflicts of interest, the fiduciary duty owned by BIP GP Directors, operational risks, foreign exchange, integration of Prime, stamp duty associated with any transfer of Prime to an Affiliate of BIP and BIP's status under the Investment Company Act.

(c) Fixed exchange ratio and exchange rate risk

Under the Schemes, Scheme Securityholders are being offered 0.24 New BIP Interests for each Scheme Security they hold.

The cash amount to be paid to Eligible Prime Securityholders who elect to participate in the Liquidity Facility will vary with movements in the trading price of BIP Interests (to the extent that more than US$300 million is taken up under the Liquidity Facility) and movements in the Australian dollar:US dollar exchange rate. The cash amount to be paid to Ineligible Foreign Securityholders under the Ineligible Foreign Securityholder Facility and the value of the New BIP Interests to be issued as Scheme Consideration will vary in Australian dollar terms with changes in the value of BIP Interests and changes in the exchange rate, prior to the Implementation Date. The market value of New BIP Interests may also vary from their market value on the date of the Scheme Meetings.

SECTION 3 Summary of the Schemes 32 PRIME INFRASTRUCTURE The impact of movements in the exchange rate and the trading price of BIP Interests on the cash amount to be paid under the Liquidity Facility and on the New BIP Interests to be issued as Scheme Consideration is illustrated in the following table which also appears on page 91 of the Independent Expert's Report: Proposal – Value of Consideration (A$)1 Brookfield A$/US$ Exchange Rate unit price (US$) 0.97 0.96 0.95 0.94 0.93 0.92 0.91 0.90 0.89 0.88 0.87 17.00 4.21 4.25 4.29 4.34 4.39 4.43 4.48 4.53 4.58 4.64 4.69 17.02 4.21 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.70 (cash alternative) 17.10 4.23 4.28 4.32 4.37 4.41 4.46 4.51 4.56 4.61 4.66 4.72 17.20 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.69 4.74 17.30 4.28 4.33 4.37 4.42 4.46 4.51 4.56 4.61 4.67 4.72 4.77 17.40 4.31 4.35 4.40 4.44 4.49 4.54 4.59 4.64 4.69 4.75 4.80 17.50 4.33 4.38 4.42 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 17.60 4.35 4.40 4.45 4.49 4.54 4.59 4.64 4.69 4.75 4.80 4.86 17.70 4.38 4.43 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 17.80 4.40 4.45 4.50 4.54 4.59 4.64 4.69 4.75 4.80 4.85 4.91 17.90 4.43 4.48 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 4.94 18.00 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.88 4.91 4.97 BIP Interests are traded on the TSX and NYSE in Canadian and US dollars respectively. Going forward, changes to the A$ exchange rate will impact (positively or negatively) on their value in A$ terms. (d) Move to an externally-managed structure As part of the Recapitalisation undertaken in 2009, Prime internalised its management, a process by which the external manager was removed, and the management team became directly employed by Prime. As a result, Prime ceased paying management fees to the external manager, but instead incurred directly the costs of employing the management team. BIP is externally managed by Brookfield and, if the Schemes are implemented, Prime would become part of the Brookfield Infrastructure Merged Group and would fall under the BIP management arrangements. Further details of the structure of BIP and its relationship with Brookfield are set out in Section 5. Under its externally managed structure, BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement) (refer to Section 11.10). No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels (refer to Section 11.9). (e) Possibility of an alternative proposal emerging Since the announcement of the proposed Schemes on 23 August, no alternative proposal has emerged. The independent Prime Directors consider that the Schemes will provide greater benefits to Prime Securityholders than any other alternative currently available, including continuing as a stand-alone entity. However, if the Schemes do not proceed, it is possible that an alternative proposal could emerge that provides superior value to Prime Securityholders. The independent Prime Directors will keep securityholders informed of any such developments. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP's support in order to acquire 100% of Prime. (f) Tax consequences for Scheme Securityholders If the Schemes proceed there are likely to be tax consequences for Scheme Securityholders which may include tax payable on any gain on the disposal of Prime Securities, and a change in the tax treatment of future distributions received. Further information on the relevant tax consequences for Australian residents is included in Section 10 of this Scheme Booklet. Scheme Securityholders should seek their own professional advice regarding the individual tax consequences applicable to them. 1. The highlighted cells in the table represent those combinations of BIP Interests' trading prices and A$/US$ exchange rates at which the value of the Scheme Consideration falls below the Independent Expert's valuation range for Prime.

SECTION 3 Summary of the Schemes SCHEME BOOKLET 33 3.6 Independent Expert's conclusions Prime commissioned the Independent Expert, Grant Samuel, to prepare a report on whether the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and in the best interests of, Prime Securityholders. The Independent Expert has concluded that the transaction contemplated by the Schemes and the Takeover Offer is fair and reasonable to, and are in the best interests of, Prime Securityholders, in the absence of a Superior Proposal.1 The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security, and assessed the value for the scrip Scheme Consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). The cash Scheme Consideration payable under the Liquidity Facility of US$4.085 per Prime Security has a value of A$4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359. See the table in Section 3.5(c) which sets out the impact of movements in the exchange rate and the trading price of BIP Interests on the cash amount to be paid under the Liquidity Facility and the Ineligible Foreign Securityholder Facility and on the New BIP Interests to be issued as Scheme Consideration. 3.7 Scheme Consideration (a) Calculation Each Eligible Prime Securityholder is entitled either to receive 0.24 New BIP Interests for every 1 Prime Security held by it on the Scheme Record Date or to participate in the Liquidity Facility in respect of up to 4,000 of the New BIP Interests (equivalent to up to 16,666 Prime Securities) which it would otherwise be entitled to receive for its Scheme Securities. Ineligible Foreign Securityholders are not entitled to receive New BIP Interests for their Scheme Securities or to participate in the Liquidity Facility. Ineligible Foreign Securityholders will receive cash as Scheme Consideration for their Prime Securities in accordance with the provisions of the Ineligible Foreign Securityholder Facility. (b) Payment Scheme Securityholders who receive New BIP Interests will be issued those New BIP Interests on the Implementation Date. Eligible Prime Securityholders who elect to become Liquidity Facility participants, will be paid the amount owing to them under the Liquidity Facility on the Payment Date. Ineligible Foreign Securityholders will be paid the amount owing to them under the Ineligible Foreign Securityholder Facility on the Payment Date. See Section 8.12 of this Scheme Booklet for further information on payment of the Scheme Consideration. (c) Sale facilities Liquidity Facility An Eligible Prime Securityholder may elect to receive cash under the Liquidity Facility instead of up to 4,000 New BIP Interests (equivalent to 16,666 Prime Securities) that the securityholder would otherwise be entitled to receive under the Schemes. The Liquidity Facility is available only to registered holders of Prime Securities who are Eligible Prime Securityholders and not to underlying beneficial holders of Prime Securities. Provided that no more than US$300 million is taken up under the Liquidity Facility, each electing Eligible Prime Securityholder will receive US$17.02 per eligible New BIP Interest which they would otherwise be entitled to receive. In the event that the US$300 million cap is insufficient to meet claims on the Liquidity Facility, excess New BIP Interests that would otherwise have been issued to Liquidity Facility participants2 will be sold on the market and participants in the Liquidity Facility will receive a blended price. For further information on the Liquidity Facility, factors to consider in determining whether to participate in the Liquidity Facility and how to make a valid election to participate in the Liquidity Facility, see Section 8.10(a) of this Scheme Booklet. Amounts payable under the Liquidity Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date. Ineligible Foreign Securityholder Facility An Ineligible Foreign Securityholder Facility will be established to enable the payment of cash to Ineligible Foreign Securityholders. Provided that no more than US$300 million is taken up under the Ineligible Foreign Securityholder Facility and the Liquidity Facility described above combined, Ineligible Foreign Securityholders will receive a price for their Prime Securities equal to the VWAP of BIP Interests on the NYSE determined over the Ineligible Foreign Securityholder Facility VWAP Period (20 Day VWAP). In the event that the overall US$300 million cap is insufficient to meet claims on the Liquidity Facility and the Ineligible Foreign Securityholder Facility, excess New BIP Interests that would otherwise have been 1. Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Scheme Consideration falling outside the Independent Expert's valuation range for Prime. For the reasons set out in the Independent Expert's Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime's website at www.primeinfrastructure.com. 2. Beyond those able to be cashed out from the US$300 million commitment at US$17.02 per New BIP Interest, as referred to above. 3. Beyond those able to be cashed out from the US$300 million commitment at the 20 Day VWAP, after satisfying claims on the Liquidity Facility at US$17.02 per New BIP Interest.

SECTION 3 Summary of the Schemes 34 PRIME INFRASTRUCTURE issued to Ineligible Foreign Securityholders3 will be sold on the NYSE and participants in the Ineligible Foreign Securityholder Facility will receive a blended price (for further detail see Section 8.10(b)). For further information on the Ineligible Foreign Securityholder Facility, see Section 8.10(b) of this Scheme Booklet. Amounts payable under the Ineligible Foreign Securityholder Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date. Announcement of facility prices The Ineligible Foreign Securityholder Facility VWAP Period, and the VWAP of BIP Interests over that period, will be announced to ASX when determined, as will any blended prices referred to above (if applicable). 3.8 Conditions of the Schemes The Schemes are subject to a number of Conditions Precedent, including but not limited to: (a) agreement to the Schemes by Prime Securityholders (other than the Excluded Securityholder) by the requisite majorities; (b) approval of the Company Scheme by, and receipt of the Judicial Advice from, the Court; (c) BIP Securityholders' approval of the issue of New BIP Interests for the purpose of providing the Scheme Consideration; (d) approvals of third parties which are necessary or desirable to implement the Schemes, including consents to avoid breach of any change of control provisions; and (e) various approvals, consents or relief from Regulatory Authorities. The Schemes will not proceed unless all the conditions contained in Schedule 7 of the Implementation Deed are satisfied or waived in accordance with the Implementation Deed. Further information regarding the Conditions Precedent is set out in Section 9.3(a). As at the date of this Scheme Booklet, Prime and the BIP General Partner are not aware of any circumstances which would cause the Conditions Precedent not to be satisfied or waived. 3.9 Schemes approvals (a) Company Scheme The Company Scheme will only be implemented if it is: (1) agreed to by Prime Securityholders (other than the Excluded Securityholder) at the Company Scheme Meeting; and (2) approved by the Court at the Second Court Date (expected to be on Monday, 15 November 2010). Agreement to the Company Scheme by Prime Securityholders requires the Company Scheme Resolution to be passed by: (3) a majority in number (more than 50%) of Prime Securityholders (other than the Excluded Securityholder) present and voting at the Company Scheme Meeting (either in person or by proxy, attorney or, in the case of a corporation, its duly appointed corporate representative)1; and (4) at least 75% of the total number of votes cast at the Company Scheme Meeting by Prime Securityholders (other than the Excluded Securityholder). (b) PIT Trust Scheme The PIT Trust Scheme will only be implemented if it is agreed by Prime Securityholders (other than the Excluded Securityholder) at the PIT Trust Scheme Meeting. Agreement to the PIT Trust Scheme by Prime Securityholders requires: (1) the PIT Trust Scheme Resolution relating to the amendment of the PIT Constitution to be passed by at least 75% of the total number of votes cast on that resolution by Prime Securityholders at the PIT Trust Scheme Meeting; and (2) the PIT Trust Scheme Resolution to approve the acquisition of PIT Units under section 611, item 7 of the Corporations Act to be passed by a majority (more than 50%) of the total number of votes cast on that resolution by Prime Securityholders (other than the Excluded Securityholder) at the PIT Trust Scheme Meeting. (c) PIT2 Trust Scheme The PIT2 Trust Scheme will only be implemented if it is agreed by Prime Securityholders (other than the Excluded Securityholder) at the PIT2 Trust Scheme Meeting. Agreement to the PIT2 Trust Scheme by Prime Securityholders requires: (1) the PIT2 Trust Scheme Resolution relating to the amendment of the PIT2 Constitution to be passed by at least 75% of the total number of votes cast on that resolution by Prime Securityholders at the PIT2 Trust Scheme Meeting; and (2) the PIT2 Trust Scheme Resolution to approve the acquisition of PIT2 units under section 611, item 7 of the Corporations Act to be passed by a majority (more than 50%) of the total number of votes cast on that resolution by Prime Securityholders (other than the Excluded Securityholder) at the PIT2 Trust Scheme Meeting. The Excluded Securityholder has advised that it will not vote on any of the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions. 1. Unless the Court orders otherwise. The Court has a discretion to dispense with the majority by number requirement.

SECTION 3 Summary of the Schemes SCHEME BOOKLET 35 3.10 Entitlement to vote and admittance to Scheme Meetings Entitlement to vote All Prime Securityholders (other than the Excluded Securityholder) who are registered on the Register at 7.00pm (Sydney time) on Tuesday, 2 November 2010 are entitled to vote at the Scheme Meetings, in person or by proxy or attorney or, in the case of a corporation which is a Prime Securityholder by its representative appointed in accordance with the Corporations Act. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Scheme Meetings. Further details on how to vote are provided in Section 1. In the case of Prime Securities held by joint holders, only one of the joint securityholders is entitled to vote. If more than one Prime Securityholder votes in respect of jointly held Prime Securities, only the vote of the Prime Securityholder whose name appears first in the Register will be counted. Voting exclusion In accordance with section 253E of the Corporations Act, PIRE (as the responsible entity of PIT and PIT2) and its associates are not entitled to vote their interest on a resolution at the PIT Trust Scheme Meeting or the PIT2 Trust Scheme Meeting if they have an interest in the resolution or matter, other than as a securityholder of Prime. PIRE and its associates may vote on such resolutions as a proxy for a Prime Securityholder who is eligible to vote on the resolution, if their appointments as proxies specify the way they are to vote and they vote that way. Admittance See Section 1 on the procedure to appoint a proxy, attorney or corporate representative. In person: a Prime Securityholder1 who • wishes to attend and vote at the Scheme Meetings in person will be admitted to the Scheme Meetings and given a voting card at the point of entry to the Scheme Meetings on providing written evidence of their name and address; and • sends a proxy form or a power of attorney to the Prime Registry will not be precluded from attending in person and voting at the Scheme Meetings at which the Prime Securityholder is entitled to attend and vote. In such a case, attendance and voting in person overrides the previously submitted proxy form or power of attorney. Proxy: a proxy will be admitted to a Scheme Meeting and given a voting card at the point of entry on providing written evidence of their name and address (the relevant proxy form must previously have been submitted to the Prime Registry in accordance with the instructions set out in Section 1). Attorney: an attorney will be admitted to a Scheme Meeting and given a voting card at the point of entry on providing written evidence of their appointment, their name and address and the identity of their appointer (the relevant power of attorney or authority must previously have been submitted to the Prime Registry in accordance with the instructions set out in Section 1). Corporate representative: an authorised corporate representative will be admitted to a Scheme Meeting and given a voting card at the point of entry on providing written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointer. 3.11 Effects of rounding and warning against security splitting Where the calculation of the number of New BIP Interests to be issued to a particular Scheme Securityholder would result in the issue of a fraction of a New BIP Interest, any fractional entitlement to New BIP Interests which is 0.5 or greater will be rounded up, and any fractional entitlement to New BIP Interests which is less than 0.5 will be rounded down, to the nearest whole number of New BIP Interests. If BIP and Prime are of the opinion that a number of Scheme Securityholders and/or other persons (who could include other Scheme Securityholders) have, before the Scheme Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain an advantage by reference to: (a) the rounding provided for in the calculation of each Scheme Securityholder's entitlement to the Scheme Consideration; or (b) the maximum cap applied to the size of an election to participate in the Liquidity Facility, BIP and Prime may give notice to those Scheme Securityholders setting out the names and registered addresses of all of them, stating that opinion and attributing to one of them specifically identified in the notice the Scheme Securities held by all of them. After the notice has been given, the Scheme Securityholder specifically identified in the notice will, for the purposes of the Schemes: • be taken to hold all those Scheme Securities (in the case of (a) above); or • be taken to hold all those Scheme Securities and to have made an election up to the maximum cap allowed under the Liquidity Facility (in the case of (b) above), and 1. Other than the Excluded Securityholder.

SECTION 3 Summary of the Schemes 36 PRIME INFRASTRUCTURE each of the other Scheme Securityholders whose names are set out in the notice will, for the purposes of the Schemes, be taken to hold no Scheme Securities. If BIP and Prime are of the opinion that a Scheme Securityholder or other person has, before the Scheme Record Date: (c) been party to an arrangement resulting in a change in the registered address of the Scheme Securityholder to a jurisdiction so as to make that Scheme Securityholder (the relevant Scheme Securityholder) an Ineligible Foreign Securityholder or a transfer of Prime Securities by the person to a person (also the relevant Scheme Securityholder) who would be an Ineligible Foreign Securityholder; (d) in circumstances where the BIP and Prime are of the opinion that the arrangement or transfer was undertaken to achieve that result in order to maximise the cash consideration payable to the relevant Scheme Securityholder, BIP and Prime may give notice to the relevant Scheme Securityholder setting out the name of the relevant Scheme Securityholder and the other persons involved, stating that opinion and stating what, in their opinion, would have been the holdings and registered addresses at which the Scheme Securities held by the relevant Scheme Securityholder would have been held had the arrangement or transfer not been undertaken. After the notice has been given, the Scheme Securities held by the relevant Scheme Securityholder will be taken to be held in the holdings and registered addresses specified in notice. 3.12 Tax implications The transfer of your Prime Securities pursuant to the Schemes may be a taxable transaction for you. You should seek your own professional advice regarding the individual tax consequences applicable to you. However, a summary of the relevant tax implications for Australian residents is contained in Section 10 of this Scheme Booklet. 3.13 Obtaining further information For further information, you can call the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). If you are in any doubt about anything in this Scheme Booklet, please contact your financial, legal, taxation or other professional adviser. 3.14 No brokerage or stamp duty Scheme Securityholders will not incur any brokerage or stamp duty in connection with the Schemes although if, under the Liquidity Facility or the Ineligible Foreign Securityholder Facility, any BIP Interests are required to be sold on the NYSE, the sale costs will be deducted in calculating the blended price under the respective facilities.

SCHEME BOOKLET 37 Section 4. Information about Prime 4.

SECTION 4. Information about Prime 38 PRIME INFRASTRUCTURE 4.1 Background information (a) About Prime Prime is a specialist infrastructure operator which owns and manages a portfolio of high quality infrastructure assets. Prime invests in businesses across two operating platforms based on their underlying economic drivers – Utilities and Fee for Service. Prime's portfolio of infrastructure assets is primarily in the energy and transport sectors and is located in Australasia, North America and Europe. (b) Operating Platforms Utilities DBCT 50.1% One of the world's largest coal export terminals located in Queensland, Australia Powerco 42%1 Electricity and gas distribution in New Zealand IEG Connections 100% "Last mile" electricity and natural gas connections business in the United Kingdom Fee for Service NGPL 26.4% One of the largest integrated natural gas transport pipelines and storage systems in the United States WestNet Rail 100% Below rail infrastructure in key markets in Western Australia IEG Distribution 100% Portfolio of natural gas distribution businesses in Guernsey and Jersey and the Isle of Man Euroports 60%2 Diversified European port business Tas Gas 100% Natural gas distributor and retailer in Tasmania, Australia 4.2 Proportional consolidated information To assist Prime Securityholders in obtaining a further understanding of Prime, the pro forma information for the calendar year ended 31 December 2009 and the half year ended 30 June 2010 is presented below which sets out selected financial information on a proportional consolidated basis. Financial information in this Section 4.2 and certain financial information in other Sections is presented on a proportional consolidated basis. Such information has been specifically identified and is for illustrative purposes to provide an indication of the proportional contribution to revenue, EBITDA, funds from operations (FFO) and adjusted funds from operations (AFFO) from Prime's equity accounted investments, which under Australian Accounting Standards are accounted for using the equity method. Prime defines FFO as EBITDA less net financing cash flows less net cash tax paid and then adjusts for non cash items included within EBITDA. Prime defines AFFO as FFO less maintenance capital expenditure. Prime's definitions of FFO and AFFO ultimately have the same meanings as the definitions adopted by Brookfield Infrastructure, as described in Section 5.3(b). This information is not provided as a substitute for the financial information provided in Section 4.9. Proportional consolidation is not consistent with the requirements of Australian Accounting Standards and is not consistent with the accounting principles underlying the financial information in Section 4.9. The proportional consolidated financial information shown below represents the proportional share of the pro forma results of each asset and investment in which Prime has an interest. Further details on these assets are included in Sections 4.3 and 4.4. Additionally, corporate information is included. The net financing costs have been adjusted to reflect: • repayment of the Prime corporate debt (A$1.1 billion) as a result of the Recapitalisation; • repayment of A$165 million and refinancing of the remaining A$454 million of borrowings in WestNet Rail which has occurred subsequent to 30 June 2010; • repayment of the SPARCS (A$95 million) following notification by PINNZ on 31 August 2010 that it intends to redeem for cash all SPARCS outstanding on 17 November 2010; 1. Prime's ownership interest in Powerco is currently 42%, however there are circumstances in which Prime's 42% interest could be sold, or Prime could acquire a further 8% interest in the near term. Refer to Section 7.2(b)(3) for further detail. 2. Prime's ownership interest in Euroports is likely to be diluted to between 35% and 60%. It is likely that the eventual ownership will be at the lower end of this range.

SCHEME BOOKLET 39

SECTION 4
Information about Prime

- repayment of an interest-bearing deposit (A$61 million) received in relation to the partial sale of Euroports in July 2009; and
- conversion of the BBI Exchangeable Preference Shares (A$677 million) issued by AET&D Holdings (formerly BBI EPS Limited) into Prime Securities and the associated interest rate swaps (A$94 million).

Proportional pro forma funds from operations

	Utilities AUD (m)	Fee for service AUD (m)	Corporate AUD (m)	Total AUD (m)
CALENDAR YEAR ENDED 31 DECEMBER 2009				
Revenue	336.3	1,145.3	0.0	1,481.6
EBITDA	212.9	409.6	(25.0)	597.5
Non cash items	(0.1)	(1.4)	0.0	(1.5)
Net financing cash flows	(96.2)	(180.9)	(4.7)	(281.8)
Net cash tax paid	0.1	(45.2)	0.0	(45.1)
Funds from operations (FFO)	116.7	182.1	(29.7)	269.1
Maintenance capex	(13.5)	(60.3)	0.0	(73.8)
Adjusted funds from operations (AFFO)	103.2	121.8	(29.7)	195.3

	Utilities AUD (m)	Fee for service AUD (m)	Corporate AUD (m)	Total AUD (m)
HALF YEAR ENDED 30 JUNE 2010				
Revenue	177.6	541.2	0.0	718.8
EBITDA	108.6	200.0	(12.5)	296.1
Non cash items	1.4	0.9	0.0	2.3
Net financing cash flows	(46.3)	(69.3)	(2.4)	(118.0)
Net cash tax paid	0.0	6.5	0.0	6.5
Funds from operations (FFO)	63.7	138.1	(14.9)	186.9
Maintenance capex	(7.9)	(32.9)	0.0	(40.8)
Adjusted funds from operations (AFFO)	55.8	105.2	(14.9)	146.1

 SECTION 4 Information about Prime 40 PRIME INFRASTRUCTURE 4.3 Utilities (a) DALRYMPLE BAY COAL TERMINAL Asset description Dalrymple Bay Coal Terminal (DBCT) is a coal export port facility which exports metallurgical and thermal coal mined in the Bowen Basin region of Queensland, Australia. DBCT's revenue is assessed on its asset value and underpinned by long term take-or-pay contracts with some of the world's largest mining companies. With completion of the Stage 7 expansion, DBCT is one of largest coal export terminals in the world, having a capacity of 85 million tones per annum (Mtpa). Terms and conditions for access by customers to the services provided at DBCT are regulated by the Queensland Competition Authority (QCA). Key facts Asset class Utilities Acquired June 2002 Ownership 100% leasehold. 50 year lease from September 2001, with an option at DBCT's election to extend for a further 49 years (yet to be exercised). 50.1% economic interest (remaining 49.9% economic interest held by Brookfield Infrastructure and another Brookfield sponsored fund). Customer base Bowen Basin coal mines Asset age and condition New assets (post-expansion) will have an average life of more than 25 years Capacity/Utilisation 85 Mtpa Key drivers Rising international metallurgical coal demand underpinning terminal expansion Map Ownership structure Key statistics DBCT – Capacity & Contracted Demand Terminal Capacity Contracted Demand DBCT – Contracted Demand & Indicative Future Demand 1. "Current Contracted Demand" assumes current contracts exercised at current levels with full extension of evergreen expiry date option. 2. "Indicative Future Demand" based on Access Applications as currently received from coal producers for additional terminal capacity.

SECTION 4 Information about Prime SCHEME BOOKLET 41 Proportional historical financial information 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET Revenue 155.4 87.4 EBITDA 97.8 50.9 Proportional historical funds from operations 12 months 6 months ended Dec 09 ended Jun 10 AUD (m) AUD (m) ASSET EBITDA 97.8 50.9 Non cash items 0.0 1.7 Net financing cash flows (47.1) (21.5) Net cash tax paid 0.0 0.0 Funds from operations (FFO) 50.7 31.1 Maintenance capex 0.0 0.0 Adjusted funds from operations (AFFO) 50.7 31.1 Debt Facilities Maturities

42 PRIME INFRASTRUCTURE

SECTION 4
Information about Prime

(b) POWERCO

Asset description

Powerco is the second largest electricity and gas distribution business in New Zealand (**NZ**) with over 415,000 connections (as at 30 June 2010). Powerco's network area spreads over approximately 39,000 square kilometres across the upper central and lower central North Island of NZ. Powerco's businesses provide an essential energy transportation service to a broad, low volatility and stable customer base. This represents approximately 40% of the gas connections and approximately 16% of the electricity connections in NZ.

Key facts

Asset class	Utilities
Acquired	November 2004
Ownership	Currently 42%, however there are circumstances in which Prime's 42% interest could be sold, or Prime could acquire a further 8% interest in the near term. Refer to Section 7.2(b)(3) for further detail.
Customer base	Largely residential electricity and gas consumers contracted to and invoiced by retail energy companies
Asset age and condition	Electricity: half economic life (26 years average age) Gas: less than half economic life (23 years average age)
Capacity/Utilisation	An average of 13.5 MWh per electricity connection and an average 90.2 GJ per gas connection (31 GJ per average residential gas customer)
Key drivers	Weather (temperature) variations, impacting seasonal energy demand and consumption levels; new connections as a result of new housing developments in all areas; regional economic and population growth; regulatory setting

Map


Dual Electricity & Gas Distribution Networks
Electricity Distribution Networks
Gas Distribution Networks
Auckland
NEW ZEALAND

Ownership structure


Prime Infrastructure
Funds managed by QIC
42%
58%
Powerco NZ Holdings Limited
Powerco

Key statistics

Powerco – Electricity throughput


5000
4000
2000
1000
0
FY07
FY08
FY09
FY10
Total

Powerco – Connections


300
250
200
150
100
50
0
Total Connections

SECTION 4 Information about Prime SCHEME BOOKLET 43 Proportional historical financial information 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 NZD (m) NZD (m) AUD (m) AUD (m) ASSET Revenue 151.5 73.6 121.4 58.1 EBITDA 91.2 43.4 73.1 34.2 Proportional historical funds from operations 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 NZD (m) NZD (m) AUD (m) AUD (m) ASSET EBITDA 91.2 43.4 73.1 34.2 Non cash items 0.0 (0.4) (0.1) (0.3) Net financing cash flows (35.8) (19.1) (28.6) (15.1) Net cash tax paid 0.0 0.0 0.0 0.0 Funds from operations (FFO) 55.4 23.9 44.4 18.8 Maintenance capex (15.6) (8.7) (12.5) (6.9) Adjusted funds from operations (AFFO) 39.8 15.2 31.9 11.9 Debt Facilities Maturities

44 PRIME INFRASTRUCTURE

SECTION 4
Information about Prime

(c) IEG CONNECTIONS

Asset description

International Energy Group (**IEG**) owns a "last mile" gas and electricity distribution business in the United Kingdom (**IEG Connections**). IEG Connections operates under a regulated price regime. IEG Connections provides an essential service to a customer base that underpins its cash flows. Existing installed connections provide a predictable income stream from a group of high credit quality counterparties with low operating costs.

Key facts

Asset class	Utilities
Acquired	Islands business: June 2005 PowerOn: March 2008
Ownership	100%
Customer base	Islands business: direct contracts with end users, both commercial and residential PowerOn: commercial construction companies and property developers
Asset age and condition	0–14 years
Capacity/Utilisation	Systems designed for 1:20 winter demand conditions
Key drivers	New connections in gas and electricity

Map


Gas & Electricity Last
Mile Connections Business
UNITED
KINGDOM

Ownership structure


Prime Infrastructure
100%
IEG Connections
100%
GTC

Key statistics

IEG – Orders Secured


Orders Secured (millions)
50
40
30
20
10
0
31-Dec-06
30-Jun-07
31-Dec-07
30-Jun-08
31-Dec-08
30-Jun-09
31-Dec-09
30-Jun-10
Total

IEG – Contracted Connections


Contracted Connections (millions)
600
500
400
300
200
100
0
31-Dec-06
30-Jun-07
31-Dec-07
30-Jun-08
31-Dec-08
30-Jun-09
31-Dec-09
30-Jun-10
Connections
Order Book (Current)

SECTION 4 Information about Prime SCHEME BOOKLET 45 Proportional historical financial information 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 GBP (m) GBP (m) AUD (m) AUD (m) ASSET Revenue 29.9 18.6 59.4 32.0 EBITDA 21.1 13.6 42.0 23.4 Proportional historical funds from operations 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 GBP (m) GBP (m) AUD (m) AUD (m) ASSET EBITDA 21.1 13.6 42.0 23.4 Non cash items 0.0 0.0 0.0 0.0 Net financing cash flows (10.3) (5.6) (20.5) (9.6) Net cash tax paid 0.0 0.0 0.1 0.0 Funds from operations (FFO) 10.8 8.0 21.6 13.8 Maintenance capex (0.5) (0.6) (1.0) (1.0) Adjusted funds from operations (AFFO) 10.3 7.4 20.6 12.8 Debt Facilities Maturities

SECTION 4 Information about Prime 46 PRIME INFRASTRUCTURE 4.4 Fee for Service (a) NATURAL GAS PIPELINE COMPANY OF AMERICA (NGPL) Asset description NGPL is one of the largest natural gas transmission pipeline and storage systems in the United States of America. NGPL extends over 15,600 kilometres and delivers approximately 2,244 petajoules of gas per annum. NGPL also has seven major storage facilities with a combined capacity of 640 petajoules. NGPL serves the Midwest and Chicago markets and has access to almost every major North American production basin. Key facts Asset class Fee for service Acquired February 2008 Ownership 26.4 % Customer base Diversity of highly creditworthy customers Asset age and condition Pipelines and compression are well maintained and in good condition commensurate with age Capacity/Utilisation Storage services sold out long-term. Some pipelines sold out long-term. Others with limited seasonal capacity. Key drivers Access to multiple supply basins and core Midwest local distribution companies' markets Key statistics NGPL – Gas Throughput

SECTION 4 Information about Prime SCHEME BOOKLET 47 Proportional historical financial information 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 USD (m) USD (m) AUD (m) AUD (m) ASSET Revenue 231.2 103.9 290.1 116.1 EBITDA 159.9 80.7 198.9 90.3 Proportional historical funds from operations 12 months 6 months 12 months 6 months ended Dec 09 ended Jun 10 ended Dec 09 ended Jun 10 USD (m) USD (m) AUD (m) AUD (m) ASSET EBITDA 159.9 80.7 198.9 90.3 Non cash items 7.6 0.6 6.8 0.9 Net financing cash flows (64.9) (34.6) (76.9) (40.2) Net cash tax paid (28.3) 9.2 (40.4) 10.4 Funds from operations (FFO) 74.3 55.9 88.4 61.4 Maintenance capex (16.1) (4.1) (18.9) (4.7) Adjusted funds from operations (AFFO) 58.2 51.8 69.5 56.7 Debt Facilities Maturities Note: See Section 7.2(b)(4) in relation to the likely need for earlier renegotiation or refinancing of the debt currently due in 2013.

48 PRIME INFRASTRUCTURE

SECTION 4
Information about Prime

(b) WESTNET RAIL

Asset description

WestNet Rail is a rail infrastructure owner and rail access provider operating in Western Australia (**WA**) with a long-term arrangement to lease track from the WA Government. WestNet Rail operates approximately 5,100 kilometres standard, narrow and dual gauge network in the south-west of WA which serves as a crucial transport link in the region. WestNet Rail is a regulated monopoly with largely stable revenue streams through long term access agreements with its blue-chip customer base. Revenue is derived from access charges paid by rail operators or directly from underlying customers.

Key facts

Asset class	Fee for service
Acquired	June 2006
Ownership	100%
Customer base	Varied-term access agreements with commodities exporters and above rail operators
Asset age and condition	Varies across line segments, with maintenance and renewal obligations mandated by the lease with the WA Government
Capacity/Utilisation	Varies across line segments. Ample spare capacity on lighter gauge lines with ability to increase capacity to meet demand
Key drivers	WA economy, global economic activity and commodity demand, combined with mine expansion by current users and the entry of new users

Map


Meekatharra
Geraldton
Dongara
Leonora
Koolyanobbing
algoorlie
Northam
Merredin
Fremantle
Midland
Pinjarra
Bunbury
Picto
Esperance
Albany
Rail Network

Ownership structure


Prime Infrastructure
100%
WestNet Rail

Key statistics

WestNet Rail – Tonnage Hauled (FY Mtpa)


60
50
40
30
20
10
0
Tonnage Hauled (Mtpa)
FY06
FY07
FY08
FY09
FY10
Bulk Minerals
Other
Grain

SCHEME BOOKLET 49 Proportional historical financial information 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET Revenue 216.8 116.5 EBITDA 113.2 59.2 Proportional historical funds from operations 12 months 6 months ended Dec 09 ended Jun 10 AUD (m) AUD (m) ASSET EBITDA 113.2 59.2 Non cash items (7.4) (4.4) Net financing cash flows (48.0) (10.7) Net cash tax paid 0.0 0.0 Funds from operations (FFO) 57.8 44.1 Maintenance capex (25.5) (20.2) Adjusted funds from operations (AFFO) 32.3 23.9 Debt Facilities Maturities Drawn Debt (AUD million) 500 400 300 200 100 0 Jun-2010 Jun-2011 Jun-2012 Jun-2013 Jun-2014 Jun-2015 Jun-2016 Jun-2017 Jun-2018 2018+ 454 Note: Subsequent to 30 June 2010, the WestNet Rail borrowings that were shown as current borrowings in the Prime 30 June 2010 annual report were repaid (A$165 million) and refinanced (A$454 million). SECTION 4 Information about Prime

50 PRIME INFRASTRUCTURE (c) EUROPORTS Asset description Euroports owns a portfolio of terminals in key strategic locations throughout Europe and in China. The portfolio operates in an unregulated economic environment and with a mixture of long-term and short-term customer contracts. Euroports is a diversified port operator with capabilities across all cargo segments including heavy dry bulk, specialty dry bulk, liquid bulk, paper, general cargo and containers. Euroports operates 21 port terminals across continental Europe, on a total of approximately 485 hectares of long term port concession land with over 31 kilometres of quay length. Key facts Asset class Fee for service Acquired From 2006 to 2008 Ownership Effective 60% economic interest. A share equalisation adjustment process was built into the Shareholders’ Agreement and is likely to result in a dilution (for no consideration) of Prime’s shareholding to a minority position in the short term. The dilution is likely to be at the lower end of the possible range of 35% to 60%. Customer base Mainly servicing industrial customers in the immediate hinterland of the ports on varied contract terms Asset age and condition Assets are in generally good condition Capacity/Utilisation Mixture of long-term and short-term contracts in place common to the port industry. High revenue assurance from the hinterland trade, dominant market position and specialist facilities components of each business Key drivers Demand for bulk and general commodities (generally for primary industries) in the geographic hinterlands, as well as European and global trade Map PORT LOCATIONS Finland Rauma & Pietarsaari Germany Rostock (SHRU) Italy Genoa, Vado & Venice (TRI) Bulgaria Varna Belgium Antwerp (4 terminals) Ghent (2 terminals) Meerhout Liege (4 terminals) Charleroi France Le Havre & Rouen Spain Tarragona China Changshu Ownership structure Antin IP Arcus Euroports Prime Infrastructure Euroports Belgium Euroports Iberica Euroports Finland TRI Italy SHRU Rostock 66%* 34%* 100% 100% 100% 80% 50% * Antin IP also holds a convertible bond in Euroports which, if converted, would convert into a further 5.97% of the equity in Eurosports leaving Prime Infrastructure holding a 60% interest. Key statistics Euroports — Volume Split FY09 7% 6% 37% 21% 29% Containers Liquid Bulk Heay Bulk General Cargo Specialty Bulk Euroports — Volume (Mtpa) 0 25 50 75 FY10 FY09 FY08 FY07 Specialty Bulk General Cargo Heavy Bulk Liquid Bulk Containers Volume (Mtpa) Euroports — Volume Split FY10 7% 8% 21% 26% 38% Containers Liquid Bulk Heay Bulk General Cargo Specialty Bulk SECTION 4 Information about Prime

SCHEME BOOKLET 51 The amended Share Subscription Agreement includes a share equalisation process in years 2012 and 2013 based on the performance of Euroports through to that time. Depending on Euroports’ performance, the aggregate equity owned by Antin IP and Arcus will be adjusted from the potential up-front 40% holdings to an amended holding of between 35% and 65% (to be held between Antin IP and Arcus, most likely on the same proportional basis as the up-front holding, assuming Antin IP converts its convertible bond into equity). Proportional historical financial information 12 months ended Dec 09 EUR (m) 6 months ended Jun 10 EUR (m) 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET Revenue 281.7 156.5 499.4 232.1

EBITDA 38.8 21.0 68.3 31.2 Proportional historical funds from operations 12 months ended Dec 09 EUR (m) 6 months ended Jun 10 EUR (m) 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET EBITDA 38.8 21.0 68.3 31.2

Non cash items 0.6 3.0 1.0 4.4 Net financing cash flows (19.9) (10.0) (36.0) (15.2) Net cash tax paid (4.1) (2.2) (7.3) (3.2)

Funds from operations (FFO) 15.4 11.8 26.0 17.2 Maintenance capex (4.3) (2.8) (7.9) (4.1) Adjusted funds from operations (AFFO) 11.1 9.0 18.1 13.1 Debt Facilities Maturities Drawn Debt (AUD million) 300 240 180 120 60 0 Jun-2010 Jun-2011 Jun-2012 Jun-2013 Jun-2014 Jun-2015 Jun-2016 Jun-2017 Jun-2018 2018+ 249 107 111 SECTION 4 Information about Prime

52 PRIME INFRASTRUCTURE (d) IEG DISTRIBUTION Asset description International Energy Group (IEG) owns a portfolio of natural gas and liquid propane gas distribution businesses located in the islands of Guernsey and Jersey (liquid propane gas) and the Isle of Man (natural gas and liquid propane gas), and PowerOn, a contracting business in the UK which constructs last mile electricity connections primarily for industrial and commercial consumers (collectively referred to as IEG Distribution). Key facts Asset class Fee for service Acquired Islands businesses June 2005 PowerOn March 2008 Ownership 100% Customer base Islands’ businesses: direct contracts with end users, both commercial and residential PowerOn Commercial construction companies and property developers Asset age and condition Islands’ businesses: assets are in good condition commensurate with age Capacity/Utilisation Systems designed for 1:20 winter demand conditions Capacity/Utilisation Weather impacting residential demand; LPG and natural gas wholesale prices; new electricity commercial connections in the UK Map Gas Distribution Isle of Man Channel Islands Electricity Connections Contracting Business UNITED KINGDOM Alderney Guernsey Herm Sark Jersey Les Ecrehou Ownership structure IEG Distribution Prime Infrastructure Guernsey Gas Manx Gas Jersey Gas PowerOn Connections 100% 100% 100% 100% 100% Key statistics IEG — Energy Throughput 0 100 200 300 400 500 600 FY10 FY09 FY08 FY07 January to June July to December Energy Throughput (GWh) SECTION 4 Information about Prime

SCHEME BOOKLET 53 Proportional historical financial information 12 months ended Dec 09 GBP (m) 6 months ended Jun 10 GBP (m) 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET Revenue 57.9 38.6 117.8 65.5

EBITDA 11.6 9.8 23.8 16.6 Proportional historical funds from operations 12 months ended Dec 09 GBP (m) 6 months ended Jun 10 GBP (m) 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET EBITDA 11.6 9.8 23.8 16.6 Non cash items 0.2 0.0 (0.2) 0.4Net financing cash flows (9.7) (2.0) (19.0) (3.3) Net cash tax paid (0.1) (0.3) (0.2) (0.6) Funds from operations (FFO) 2.0 7.5 4.4 13.1 Maintenance capex (3.5) (2.0) (6.6) (3.5) Adjusted funds from operations (AFFO) (1.5) 5.5 (2.2) 9.6 Debt Facilities Maturities 0 20 40 60 80 100 120 2018+ Jun-2018 Jun-2017 Jun-2016 Jun-2015 Jun-2014 Jun-2013 Jun-2012 Jun-2011 Jun-2010 Drawn Debt (AUD million) 112 SECTION 4 Information about Prime

54 PRIME INFRASTRUCTURE (e) TAS GAS Asset description Tas Gas comprises a natural gas retail business and gas distribution networks. Tas Gas Retail is a natural gas retailer which supplies gas to residential, commercial and industrial customers via the transmission and distribution networks in Tasmania. Tas Gas is the only natural gas distributor in Tasmania. At 30 June 2010, it had approximately 730 kilometres of distribution pipe, and delivered around two petajoules of gas per annum to over 8,000 residential and industrial customers across Tasmania. Revenue is received from retailers which supply gas to consumers over the network and larger industrials directly contracted for transportation services. Key facts Asset class Fee for service Acquired Tas Gas Networks: commissioned April 2007 Ownership 100 % Customer base Residential, commercial and industrial customers. Retail gas suppliers Asset age and condition Good condition commensurate with age Capacity/Utilisation Approximately 43,000 households have access to Tas Gas Key drivers Residential demand is weather dependent. New connections. Commercial and industrial growth linked to Tasmanian economy and alternate energy options, including cogen. Map Gas Distribution Networks Hobart Ownership structure Tas Gas Prime Infrastructure 100% Key statistics Tas Gas — Connections 0 1 2 3 4 5 6 7 8 30-Jun-10 31-Dec-09 30-Jun-09 31-Dec-08 30-Jun-08 31-Dec-07 30-Jun-07 31-Dec-06 Connections and WIP Connections and WIP (’000) SECTION 4 Information about Prime

SCHEME BOOKLET 55 Proportional historical financial information 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET Revenue 21.1 11.0 EBITDA 5.4 2.7 Proportional historical funds from operations 12 months ended Dec 09 AUD (m) 6 months ended Jun 10 AUD (m) ASSET EBITDA 5.4 2.7 Non cash items (1.6) (0.6) Net financing cash flows (1.0) 0.1 Net cash tax paid 0.0 0.0 Funds from operations (FFO) 2.8 2.2 Maintenance capex (1.5) (0.4) Adjusted funds from operations (AFFO) 1.3 1.8 SECTION 4 Information about Prime

56 PRIME INFRASTRUCTURE 4.5 Prime Directors (a) Directors The Hon. Dr David Hamill AM (Independent Chairman, Non-Executive Director)1 Jeff Blidner (Deputy Chairman, Non-executive Director)1 Brian Kingston (Managing Director, Chief Executive Officer)2 Leigh Hall AM (Independent Director)1 Jeff Kendrew (Non-executive Director)1 Sam Pollock (Non-Executive Director)1 James Sloman, OAM (Independent Director)1 Barry Upson (Independent Director)1 (b) Biographies The Hon. Dr David Hamill, AM Independent Chairman and Non-Executive Director Dr Hamill joined the Prime Boards in 2002 and he has served as Chairman of the Boards from 2008. He is the Chairman of the Nomination & Remuneration and Conflicts Committees and is a member of the Audit & Risk Management Committee and the Responsible Entity’s Compliance Committee. Dr Hamill is a professional director and brings significant management and strategic expertise to Prime. He was Treasurer of Queensland from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr Hamill retired from the Queensland Parliament in February 2001. Dr Hamill holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors. Mr Jeff Blidner Deputy Chairman and Non-Executive Director Mr Blidner joined the Prime Boards as Deputy Chairman in November 2009 bringing with him significant international legal, strategic planning and transaction execution expertise. He is a member of the Nomination & Remuneration Committee. Mr Blidner is a Senior Managing Partner of Brookfield Asset Management Inc. and is also a director of a number of Brookfield companies in Australia, New Zealand, Europe and Canada. Prior to joining Brookfield in 2000, Mr Blidner was a senior partner at a Canadian law firm. Mr Blidner holds a Bachelor of Laws from Osgood Hall Law School and is a Barrister-at-Law (Ontario). Mr Brian Kingston Managing Director and Chief Executive Officer Mr Kingston joined the Prime Boards as a Non-executive Director in November 2009 and was appointed Chief Executive Officer and Managing Director on 8 March 2010. He is responsible for overseeing the day-to-day operations of Prime. Mr Kingston joined Prime from Brookfield Asset Management Inc. where he was a Senior Managing Partner. His most recent role with Brookfield was a Chief Executive Officer of Brookfield Australia with responsibility for Brookfield’s activities in Australia. Mr Kingston holds a Bachelor of Business from Queen’s University and is a member of the Institute of Chartered Accountants of Ontario. Mr Leigh Hall, AM Independent Director Mr Hall joined the Prime Boards in 2002 and is a member of the Nomination & Remuneration Committee and the Conflicts Committee. Mr Hall is a chartered accountant and brings to Prime expertise in the area of accounting, risk and general management. He was Deputy Managing Director of AMP Asset Management Australia Limited until 1999 and is a former Director of several ASX-listed companies. Mr Hall holds a Bachelor of Economics from Sydney University and is a fellow of the Institute of Chartered Accountants, CPA Australia, Chartered Secretaries Australia, FINSIA and the Australian Institute of Company Directors. Mr Jeff Kendrew Non-Executive Director Mr Kendrew served as Prime’s CEO from 2007 and was appointed as Prime’s Managing Director in 2008, positions he held until March 2010. Following his resignation as Prime’s CEO and Managing Director in March 2010, Mr Kendrew remained as a Director of the Prime Boards and is a member of the Audit & Risk Management, Nomination & Remuneration Committees and Responsible Entity’s Compliance Committee. In addition to a significant depth of understanding of Prime Infrastructure’s business and operations, Mr Kendrew brings to the Prime Infrastructure Boards expertise in the areas of strategic management, general management, mergers and acquisitions and business operations. Mr Kendrew is currently the Chief Development Officer of Brookfield Infrastructure. Prior to joining Prime Infrastructure he held positions as General Manager — Corporate Development at Powerco Limited and General Manager — Operations for Wairarapa Electricity Limited. Mr Kendrew holds a Bachelor of Engineering Electrical) from the University of Canterbury New Zealand, and MBA (Technology Management) from Deakin University. He is a member of the Australian Institute of Company Directors and the Institute of Electrical Engineers, New Zealand. 1. Directors — PIHL and PIRE 2. Director — PIHL only SECTION 4 Information about Prime

SCHEME BOOKLET Mr Sam Pollock Non-Executive Director Mr Pollock joined the Prime Boards in November 2009 and is a member of the Nomination & Remuneration Committee. Mr Pollock has been with Brookfield since 1994 and is a Senior Managing Partner and Director and Head of Infrastructure. As Head of Infrastructure he is responsible for the expansion of Brookfield’s infrastructure operating platform. Mr Pollock brings significant financial and investment expertise to the Prime Boards. Mr Pollock holds a Bachelor of Business from Queen’s University and is a member of the Institute of Chartered Accounts of Ontario. Mr James Sloman, OAM Independent Director Mr Sloman joined the Prime Boards in February 2010 and is a member of the Nomination & Remuneration Committee. Mr Sloman has over 40 years of experience in the infrastructure, building and construction industries and brings to Prime expertise in the strategic development of large infrastructure projects in Australia and overseas. He has served as an Independent Director on the Boards of Goodman Group Limited since February 2006 and was previously an executive with Lend Lease Corporation and Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games. Mr Sloman holds a Bachelor of Engineering (Civil) from the University of Melbourne. Mr Barry Upson Independent Director Mr Upson joined the Prime Boards in 2004 and is the Chairman of the Audit & Risk Management Committee and the Compliance Committee and a member of the Nomination & Remuneration Committee. Mr Upson was Chairman of Powerco Limited until its acquisition by Prime Infrastructure in 2004. He brings with him extensive experience in the energy infrastructure sector and, in particular, 11 years of experience and knowledge of the Powerco business. Mr Upson was previously an Executive Director, including four years as Managing Director, of a publicly listed non-ferrous metal extrusion company operating from New Zealand. He has held and still holds directorship roles in several companies in various sectors including roles as Chairman. Mr Upson is a Chartered Accountant and business adviser based in New Plymouth, New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and a Fellow of the Institute of Directors in New Zealand. 57 4.6 Prime’s capital structure As at the date of this Scheme Booklet, there were 351,776,795 Prime Securities on issue. A wholly owned Subsidiary of PIHL, PINNZ has issued SPARCS, which are a debt security that trade on NZX Limited and in some circumstances are convertible to Prime Securities. As at the date of this Scheme Booklet, there are 119,005,156 SPARCS on issue. On 31 August 2010, PINNZ gave holders of SPARCS notice that it intends to redeem for cash all outstanding SPARCS on 17 November 2010. Following this redemption there will be no SPARCS on issue. 4.7 Prime’s corporate level debt (a) NZ Bonds Under the trust deed, dated 17 October 2006, PINNZ has issued the NZ Bonds, which are first ranking secured bonds. As at the date of this Scheme Booklet, the aggregate principal amount of the NZ Bonds outstanding is NZ$147.1 million. The NZ Bonds mature on 30 November 2012 and interest is payable on 30 November and 30 May each year, at a rate of 9.0% per annum. PINNZ may redeem all or part of the NZ Bonds at any time after 30 November 2008 by giving NZ Bondholders 30 days notice. The redemption price is determined on the same basis as the formula used for settlement of the purchase of New Zealand government bonds. PINNZ’s obligations to make payments on the NZ Bonds are guaranteed by PIHL, PIT, PIT2 and certain other Prime companies. (b) ANZ Bank Guarantee Facility Under a Bank Guarantee Facility Agreement dated 9 February 2010, Australia and New Zealand Banking Group Limited (ANZ) agreed to issue bank guarantees totalling A$1,317,572.85 for the account of PIHL (ANZ Bank Guarantee Facility). The outstanding guarantees are supported by cash cover provided by PIHL. Additional bank guarantees may be issued under the ANZ Bank Guarantee Facility for a purpose agreed between PIHL and ANZ. It will be a review event under the ANZ Bank Guarantee Facility if: any of certain specified Prime entities (including PIHL, PIT or PIT2) (each a Relevant Company) becomes a subsidiary of another person, controlled (as that term is defined in section 50AA of the Corporations Act) by another person or another person has voting power (as defined in section 610 of the Corporations Act) in a Relevant Company in excess of 50% without the prior consent of ANZ; the issued ordinary units or shares in PIHL, PIT and PIT2 cease to be listed on ASX without the prior consent of ANZ; or trading of the issued ordinary units or shares in PIHL, PIT and PIT2 is suspended for a continuous period of more than 14 days at the instigation of ASX and without the prior consent of ANZ. SECTION 4 Information about Prime

58 PRIME INFRASTRUCTURE If this occurs, ANZ and Prime must consult with each other for a period of 30 days in relation to the event and its implications on the obligations of PIHL under the ANZ Bank Guarantee Facility. If, following that period, ANZ determines that the event or its causes cannot be remedied in a manner acceptable to it, ANZ may give 60 days notice accelerating any outstanding amount under the ANZ Bank Guarantee Facility and related documents and/or applying any of the cash cover in or towards satisfaction of any outstanding amount. A review event may occur as a result of the Schemes or the Takeover Offer. Any resulting acceleration would not be material to Prime. ANZ intends to (but is not required to) conduct a review of the ANZ Bank Guarantee Facility at approximately annual intervals (commencing on 30 November 2010) and continuing at annual intervals thereafter. Following a review, ANZ may request a cancellation of a bank guarantee or set out any change to the terms on which the facility will continue to be made available. (c) Corporate Facility Under the Implementation Deed, BIP agreed to provide or procure another Brookfield Entity or third party to provide to Prime by no later than the date offers are despatched to Prime Securityholders (or such other date as is agreed between Prime and BIP, each acting reasonably) a facility in the amount of the US dollar equivalent of A$300 million to refinance Prime’s previous A$300 million secured revolving corporate facility (which was undrawn). On 17 September 2010 BIP Bermuda Holdings I Limited, a Bermuda limited company, and certain Prime entities entered into the new US dollar facility to refinance Prime’s previous corporate facility (the new facility being the Corporate Facility). The Corporate Facility matures on 13 February 2013. It will be a review event under the Corporate Facility if: a Relevant Company becomes a subsidiary of another person, controlled (as that term is defined in section 50AA of the Corporations Act) by another person or another person has voting power (as defined in section 610 of the Corporations Act) in a Relevant Company in excess of 50%, without the prior consent of the facility agent except where that other person is BlLP or one of its BILP Affiliates, or as a result of enforcement by the lenders under the BILP Facility of any of their security; the issued ordinary units or shares in PIHL, PIT and PIT2 cease to be listed on ASX without the prior consent of the facility agent other than in connection with BILP or its BILP Affiliates obtaining control (as defined in section 50AA of the Corporations Act), or voting power (as defined in section 610 of the Corporations Act) in a Relevant Company in excess of 50%, or as a result of enforcement by the lenders under the BILP Facility of any of their security; trading of the issued ordinary units or shares in PIHL, PIT and PIT2 is suspended for a continuous period of more than 14 days at the instigation of ASX and without the prior consent of the facility agent other than in connection with BILP or its BILP Affiliates obtaining control (as defined in section 50AA of the Corporations Act), or voting power (as defined in section 610 of the Corporations Act) in a Relevant Company in excess of 50%, or as a result of enforcement by the lenders under the BILP Facility of any of their security; or the board of directors of any of PIHL or PIRE in its capacity as responsible entity of PIT or PIT2 (as applicable) recommends or endorses a proposal to acquire all of the Prime Securities whether by way of takeover bid or scheme of arrangement other than a proposal by BILP or its BILP Affiliates. If this occurs, the lenders under the Corporate Facility and Prime must consult with each other for a period of 30 days in relation to the event and its implications on the obligations of Prime and the Relevant Companies under the Corporate Facility. If, following that period, the facility agent determines that the event or its causes cannot be remedied in a manner acceptable to it, the facility agent may give 60 days notice cancelling any undrawn commitments under the Corporate Facility and accelerating any outstanding amount under the Corporate Facility and related documents. The Schemes and the Takeover Offer will not result in a review event under the Corporate Facility. Prime and certain of its Subsidiaries have also provided undertakings to BILP and certain of its BILP Affiliates in relation to compliance by Prime, and it subsidiaries (as applicable) with certain undertakings given by BILP and certain of its BILP Affiliates under the BILP Facility. (d) Common Terms and security Guarantee and security The deed of common provisions dated 30 November 2005, as most recently amended and restated on 17 September 2010, sets out terms common to the NZ Bonds, the ANZ Bank Guarantee Facility and the Corporate Facility (Common Terms). Under the Common Terms, the NZ Bonds, the ANZ Bank Guarantee Facility and the Corporate Facility are guaranteed by the Relevant Companies. The NZ Bonds, the ANZ Bank Guarantee Facility and the Corporate Facility are also secured by first-ranking charges granted by each Relevant Company over, subject to certain excluded property, all of the assets and undertaking of that Relevant Company (Secured Property). Representations, warranties and undertakings Each Relevant Company gives customary representations and warranties, information undertakings and general undertakings on terms set out in the Common Terms for the benefit of, among others, each holder of the NZ Bonds, ANZ as lender under the ANZ Bank Guarantee Facility and each lender under the Corporate Facility. The undertakings include restrictions on Prime and each of its Related Bodies Corporate (the Group), including restrictions on a member of the Group’s ability to: (1) sell, lease or otherwise dispose of, part with possession of, or create an interest in any of Prime’s SECTION 4 Information about Prime

SCHEME BOOKLET 59 investments and assets, including but not limited to its investments in DBCT, WestNet Rail, Euroports, NGPL, Powerco, IEG and Tas Gas (Assets) or Secured Property or agree or attempt to do so other than in certain specified circumstances which include, among others: (A) specific agreed disposals of all or part of the issued share capital in Euroports; (B) disposals of all or part of BBI Channel Islands’ business forming part of the International Energy Group; (C) the dilution of the Group’s interest in Powerco pursuant to the terms of the shareholders agreement relating to that entity; and (D) the options granted in respect of AET&D and CSC as part of the Recapitalisation; Restrictions on paying distributions In addition, Prime is not permitted to pay distributions unless, among other things, certain financial and other terms are met. Mandatory prepayments If certain financial ratios are not met, all available cash must be applied to prepay amounts owing to finance SECTION 4 Information about Prime parties under funded or cash drawn facilities. If there is principal outstanding under the Corporate Facility, any net proceeds received from any re-gearing of any Asset and any net proceeds received from the sale of any asset which are in excess of $10 million for an individual sale or $25 million in aggregate in any financial year must be applied to prepay the NZ Bonds, the Corporate Facility and the ANZ Bank Guarantee Facility. (2) incur any indebtedness except in certain specific circumstances; and (3) grant any security interests over its assets except in certain circumstances. The undertakings include restrictions which apply to Relevant Companies only, including restrictions on a Relevant Company’s ability to: (4) deal with any person (other than a member of the Group) except at arms length (or on terms more favourable to it) in the ordinary course of business for valuable consideration; (5) enter into a partnership or joint venture with another person in relation to its Secured Property. The undertakings also include restrictions, including to carry on any business or other activity other than, among other things, providing funding to the Group, which apply to members of the Group that are borrowers under the Corporate Facility and the ANZ Bank Guarantee Facility only. Events of default The Common Terms contain customary events of default which include certain changes of control (the Schemes and the Takeover Offer will not result in an event of default under the Common Terms), breach of certain financial ratios and the occurrence of an event which has had or is likely to have a material adverse effect. The events of default are qualified by materiality thresholds where this is customary and certain of the events of default are subject to grace periods. After the occurrence of an event of default which is continuing, the finance parties may cancel the commitments under the Corporate Facility and the ANZ Bank Guarantee Facility, accelerate the Corporate Facility, the ANZ Bank Guarantee Facility or the NZ Bonds, enforce the security or, at the cost of the borrowers, appoint a firm of independent accountants or other experts to review and report to finance parties on the affairs, financial condition and business of the borrowers. 4.8 Recent Prime Security price performance 7,000,000 6,000,000 5,000,000 4,000,000 3,000,000 2,000,000 1,000,000 0 4.5 4 3.5 3 2.5 2 1.5 1 0.5 0 Nov 09 Dec 09 Dec 09 Jan 10 Jan 10 Feb 10 Feb 10 Mar 10 Mar 10 Mar 10 Apr 10 Apr 10 May 10 May 10 Jun 10 Jun 10 Jul 10 Jul 10 Aug 10 Aug 10 Volume PIH.AU

60 PRIME INFRASTRUCTURE 4.9 Historical and pro forma financial information (a) Introduction Section 4.9 contains the following historical and pro forma financial information of Prime as prepared by the Prime Directors. Historical consolidated financial information comprising: the consolidated income statements for the year ended 31 December 2009 and the half year ended 30

June 2010; and the consolidated balance sheet at 30 June 2010 (collectively, the Prime Financial Information). Pro forma consolidated financial information comprising: the pro forma consolidated income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and the pro forma consolidated balance sheet at 30 June 2010 (collectively, the Prime Pro forma Financial Information). The Prime Financial Information and the Prime Pro forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure B and the other information set out in this Scheme Booklet. (b) Basis of presentation The Prime Pro forma Financial Information is presented in order to provide Prime Securityholders with an indication of the financial results of Prime as if the Recapitalisation and other transactions that occurred during the year ended 31 December 2009 and the half year ended 30 June 2010 had occurred on 1 January 2009. The consolidated financial statements of Prime for the years ended 30 June 2009 and 30 June 2010 and the half years ended 31 December 2008 and 31 December 2009 form the basis of the financial information presented in this Scheme Booklet. The consolidated financial statements for the years ended 30 June 2009 and 30 June 2010 were audited by Deloitte Touche Tohmatsu. The consolidated financial statements for the half years ended 31 December 2008 and 31 December 2009 were reviewed by Deloitte Touche Tohmatsu. (c) Sources of information The Prime Financial Information has been extracted from the audited consolidated financial statements of Prime for the years ended 30 June 2009 and 30 June 2010 and the reviewed consolidated financial statements of Prime for the half years ended 31 December 2008 and 31 December 2009. The financial statements of Prime for those periods were prepared in accordance with the Corporations Act and Australian Accounting Standards which include Australian equivalents to IFRS (AIFRS). Copies of these financial statements are available on Prime’s website at www.primeinfrastructure.com. BIP has a financial year ending 31 December. Accordingly, the Prime Financial Information has been converted to a 31 December 2009 financial year and a half year ended 30 June 2010 by: Subtracting the results for the six months ended 31 December 2008 and adding the results for the six months ended 31 December 2009 to the results for the year ended 30 June 2009; and Subtracting the results for the six months ended 31 December 2009 from the results for the year ended 30 June 2010. The Prime Pro forma Financial Information has been prepared in accordance with the Prime accounting policies as disclosed in the financial statements of Prime for the year ended 30 June 2010, after taking into account the pro forma adjustments as disclosed in this Section 4.9. The Prime Financial Information and Prime Pro forma Financial Information is presented in abbreviated form and does not contain all the disclosures that are usually provided in financial statements prepared in accordance with Australian Accounting Standards, IFRS and the Corporations Act. (d) Accounting estimates The preparation of financial statements in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying accounting policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates and judgements made in applying Prime’s accounting policies and the key sources of estimation uncertainty are the same as those disclosed in Note 3 of the financial statements of Prime for the year ended 30 June 2010. Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported. (e) Historical and pro forma financial information Prime considers that the more relevant information with respect to cash flows is the proportionally consolidated cash flow information. Details of the AFFO for Prime are presented at Section 4.2. SECTION 4 Information about Prime

SCHEME BOOKLET 61

SECTION 4
Information about Prime

(1) Income statement

The following table sets out the consolidated income statements and the pro forma consolidated income statements for continuing and discontinued operations.

PRIME	Historical Year ended 31 Dec 09[5] AUD (m)	Pro forma adjustments[6] Year ended 31 Dec 09 AUD (m)	Pro forma Year ended 31 Dec 09 AUD (m)	Historical Half year ended 30 Jun 10 AUD (m)	Pro forma Half year ended 30 Jun 10 AUD (m)
Revenue	784	(377)	407	213	213
Other income	423	(408)	15	9	9
Total income	1,207	(785)	422	222	222
Share of NPAT from associates accounted for using the equity method[1]	(8)	(9)	(17)	(180)	(180)
Employee benefits expense	(114)	54	(60)	(42)	(42)
Transmission and direct costs	(270)	140	(130)	(69)	(69)
Operating and management charges	(142)	74	(68)	(28)	(28)
Other income/(expenses)[2]	2	(33)	(31)	(85)	(85)
Total expenses	(524)	235	(289)	(224)	(224)
Depreciation and amortisation expense	(130)	53	(77)	(38)	(38)
Impairment expense[3]	(696)	606	(90)	(52)	(52)
Net financing costs	(284)	270	(14)	3	(1)
Income tax (expense)/benefit	3	(72)	(69)	70	70
Net (loss) after tax from continuing operations	(432)	298	(134)	(199)	(203)
Net (loss) from discontinued operations[4]	(1,031)	1,031	(0)	(18)	(0)
Net (loss) for the period	(1,463)	1,329	(134)	(217)	(203)

1. The pro forma associates of Prime at 30 June 2010 are Powerco (42%), NGPL (26.4%), Euroports (60%) which became an associate on 28 July 2009, and DBCT (50.1%) which became an associate following completion of the Recapitalisation in November 2009.
2. Other expenses in the historical consolidated income statements includes a net hedge gain of A$66 million in the year ended 31 December 2009 and a net hedge loss of A$3 million for the half year ended 30 June 2010.
3. Historical impairment expense of A$696 million for the year ended December 2009 was recognised in relation to PD Ports (A$374 million), AET&D (A$232 million), WestNet Rail (A$51 million) and TasGas Networks (A$39 million). The pro forma impairment expense of A$90 million for the year ended 31 December 2009 relates to WestNet Rail (A$51 million) and TasGas Networks (A$39 million).
   The historical and pro forma impairment expense for the half year ended 30 June 2010 of A$52 million relates to equity accounted investments in Euroports (A$15 million) and NGPL (A$37 million).
4. Discontinued operations comprised 100% of net profit after tax (**NPAT**) for Powerco (2 months to February 2009 for the year ended 31 December 2009), Euroports (7 months for the year ended 31 December 2009) and Gascan (5 months for the year ended 31 December 2009). Powerco and Euroports are now equity accounted investments, as further outlined below under "Pro forma adjustments". Gascan was disposed of in May 2009. Discontinued operations also include non-cash, non-recurring impairment expenses of A$878 million in the year ended 31 December 2009 and a reversal of an impairment of A$16 million in the half year ended 30 June 2010. Pro forma discontinued operations does not include the results of AET&D and CSC as these assets have been fully impaired and continue to be classified as held for sale at 30 June 2010.
5. In the audited financial statements for the year ended 30 June 2009, AET&D, CSC and PD Ports were not classified as discontinued operations and were instead included as continuing operations. For the half year ended 31 December 2009, the results and related impairments in relation to these assets were recorded as discontinued operations. The table above for the year ended 31 December 2009 historical information therefore includes the historical results of these assets on an inconsistent basis. On a pro forma basis, all results from discontinued operations have been removed as if this classification had occurred on 1 January 2009.
6. Pro forma adjustments
   The following adjustments that have been made in the presentation of the pro forma consolidated income statements:

Euroports
On 30 July 2009, Prime announced the completion of the Euroports Amended Share Subscription Agreement, whereby 34% of Euroports was sold to Antin Infrastructure Partners (acting in its capacity as manager of Antin Infrastructure Partners FCPR) (Antin IP) and Arcus European Infrastructure Fund I (Arcus). Antin IP also holds a convertible bond in Euroports which, if converted, would convert into a further 5.97% of the equity in Euroports. For the purposes of this pro forma financial information, Prime has assumed that this option will be exercised and the remaining investment in Euroports will be 60%. The nature of the Euroports Share Subscription Agreement is such that a majority of decisions require the joint consent of the Euroports shareholders.

As a result of the above, Prime no longer holds a controlling interest in Euroports and has moved to a position of joint control. Joint control arises as a result of the strategic financial and operating decisions requiring the unanimous consent of the shareholders. The investment is equity accounted for statutory purposes from 30 July 2009. The results of Euroports have been presented as if this sale and loss of control had occurred on 1 January 2009.

The eventual ownership that Prime will hold in Euroports is subject to the performance of Euroports in future years, and is anticipated to be at the lower end of the possible range of an equity interest of 35% - 60%. As it is not possible at this time to determine the ultimate ownership interest, no pro forma adjustment has been made to the equity accounted result, other than as disclosed (reflecting an effective economic ownership interest of 60%).

Gascan
On 18 May 2009, Prime completed the sale of 100% of Gascan. The results of Prime have been adjusted as if this sale and loss of control had occurred on 1 January 2009.

Powerco
On 26 February 2009, Prime completed the sale of 58% of Powerco. Following completion of this sale, Powerco was no longer controlled by Prime and the remaining 42% investment is an equity accounted investment. The results of Prime have been adjusted as if this sale and loss of control had occurred on 1 January 2009, with the NPAT from Powerco reflected in share of NPAT from associates.

Internalisation
As announced in August 2009, Prime terminated the various management and advisory agreements with Babcock & Brown Limited (**BNB**) for no consideration. A pro forma adjustment has been made to remove the management fee paid to BNB for the year ended 31 December 2009 and replace it with the estimated costs to be incurred by Prime as an independent entity for that year.

Impact of the Recapitalisation
The completion of the Recapitalisation in November 2009 resulted in the execution of a number of interdependent transactions including the sale of certain assets, a restructure of the management and other arrangements with respect to certain assets, an equity raising and the partial and full repayment of certain debt. Pro forma adjustments made to reflect the Recapitalisation are as follows:

Disposal of assets:
– Disposal of 100% of Prime's interest in PD Ports. A pro forma adjustment has been made as if this sale had occurred on 1 January 2009.

62 PRIME INFRASTRUCTURE

SECTION 4 Information about Prime

6. Pro forma adjustments (continued)

Other asset related arrangements:

- Prime entered into certain agreements with respect to CSC and AET&D that, in conjunction with the agreed intention to sell, resulted in these assets being classified as discontinued operations. Pro forma adjustments have been made as if the discontinuation of these operations had occurred on 1 January 2009.
- Brookfield and BILP entered into arrangements whereby they were entitled to a 49.9% economic interest in DBCT in exchange for convertible notes amounting to A$295.4 million. As a result, DBCT is jointly controlled and is accounted for as an equity accounted investment. A pro forma adjustment has been made as if this loss of control had occurred on 1 January 2009.

As the capital structure of Prime was significantly different prior to the Recapitalisation, and due to the complexity of the calculations that would be required to determine its pro forma impact, it is not possible to determine pro forma adjustments to income tax expense if the Recapitalisation had occurred on 1 January 2009. Accordingly, no pro forma adjustments have been made for this.

Net financing costs

Net financing costs have been adjusted to reflect the estimated impact of the following transactions as if they had occurred on 1 January 2009:

- the repayment of the Prime corporate debt (A$1.1 billion) as a result of the Recapitalisation;
- repayment of A$165 million and refinancing of the remaining A$454 million of borrowings in WestNet Rail which has occurred subsequent to 30 June 2010;
- repayment of the SPARCS (A$95 million) following notification by PINNZ on 31 August 2010 that it intends to redeem for cash all SPARCS outstanding on 17 November 2010;
- repayment of an interest-bearing deposit (A$61 million) received in relation to the partial sale of Euroports; and
- conversion of the BBI Exchangeable Preference Shares ($677 million) into Prime Securities and termination of the associated interest rate swaps ($94 million).

(2) Balance sheet

The following table sets out the consolidated historical and pro forma balance sheets of Prime as at 30 June 2010.

PRIME	Historical 30 Jun 2010 AUD (m)	Pro forma adjustments AUD (m)	Pro forma 30 Jun 2010 AUD (m)
CURRENT ASSETS			
Cash and cash equivalents	431	(260)	171
Trade and other receivables	82	–	82
Other financial assets	67	–	67
Inventories	15	–	15
Other	8	–	8
Non-current assets classified as held for sale(1)	1,913	–	1,913
Total current assets	2,516	(260)	2,256
NON-CURRENT ASSETS			
Trade and other receivables	5	–	5
Other financial assets	898	–	898
Cash held on restricted deposit	30	–	30
Investments accounted for using the equity method	398	–	398
Property, plant and equipment	1,735	–	1,735
Goodwill	161	–	161
Other intangible assets	7	–	7
Deferred tax assets	249	–	249
Other	77	–	77
Total non-current assets	3,560	–	3,560
Total assets	6,076	(260)	5,816
CURRENT LIABILITIES			
Trade and other payables	160	–	160
Borrowings	722	(715)	7
Other financial liabilities	5	–	5
Current tax payables	1	–	1
Provisions	6	–	6
Other	34	–	34
Liabilities directly associated with non-current assets classified as held for sale	1,958	–	1,958
Total current liabilities	2,886	(715)	2,171
NON-CURRENT LIABILITIES			
Trade and other payables	16	–	16
Borrowings	568	455	1,023
Other financial liabilities	152	–	152
Deferred tax liabilities	61	–	61
Provisions	4	–	4
Other	154	–	154
Total non-current liabilities	955	455	1,410
Total liabilities	3,841	(260)	3,581
Net assets	2,235	–	2,235
Shareholders equity	4,333	–	4,333
Retained (losses)	(1,959)	–	(1,959)
Reserves	(203)	–	(203)
Minority interest	64	–	64
Total shareholders equity	2,235	–	2,235

SCHEME BOOKLET 63

SECTION 4
Information about Prime

(1) The assets and liabilities that are classified as held for sale relate to AET&D and CSC. As part of the Recapitalisation that was completed in November 2009, Prime Infrastructure designated these assets as held for sale.

(2) Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma consolidated balance sheet:

Redemption of SPARCS

The SPARCS will be redeemed on 17 November 2010, and a pro forma adjustment has been made to reflect the settlement of those obligations through a cash payment of A$95 million.

Refinancing of WestNet Rail Borrowings

A pro forma adjustment has been made to reflect the repayment of A$165 million of borrowings and the refinancing of the remaining WestNet Rail borrowings of A$454 million, which are now classified as non-current borrowings following completion of these arrangements after 30 June 2010.

(f) Management discussion and analysis

(1) Year ended 31 December 2009 and half year ended 30 June 2010

This management discussion and analysis is a discussion of the pro forma information presented in Section 4.9. For further management discussion and analysis with respect to the historical financial information presented, Prime Securityholders should refer to the annual reports of Prime for the years ended 30 June 2009 and 30 June 2010.

As a result of the Recapitalisation in November 2009, a number of assets that were previously consolidated or classified as held for sale by Prime in the calendar year ended 31 December 2009 were reclassified in the Prime Pro forma Financial Information presented above, as summarised below:

	Historical accounting treatment	Pro forma accounting treatment
DBCT	Consolidated (to 20 November 2009)/ equity accounted investment	Equity accounted investment
Euroports	Held for sale (to 28 July 2009)/ equity accounted investment	Equity accounted investment
PD Ports	Consolidated (to 20 November 2009)	Sold
Powerco	Held for sale/ equity accounted investment (from 26 February 2009)	Equity accounted investment
AET&D	Consolidated/ held for sale (from 20 November 2009)	Held for sale
CSC	Consolidated/ held for sale (from 20 November 2009)	Held for sale

For information regarding the results from operations of each of the assets that are not classified as held for sale or disposed of by Prime following the Recapitalisation, refer to Sections 4.3 and 4.4.

The financial information for the half year ended 30 June 2010 reflects Prime's historical results with the exception of net financing costs, which have been recalculated as if the redemption of the SPARCS and the WestNet Rail borrowings refinancing had occurred at the beginning of the period. They exclude assets held for sale.

(2) Outlook

The Prime Directors are not in a position to provide forecast financial information on Prime following the implementation of the Schemes or following other Prime business initiatives as discussed below.

The Prime Directors believe it is helpful to provide an indication of the future prospects within the Prime portfolio. The future prospects could be materially affected, positively or adversely, relative to these indications.

IEG Connections

The existing, installed connections in the IEG Connections businesses in the United Kingdom provide an "availability based" income stream from a group of high credit quality counterparties with minimal operating costs. There are minimal operating costs associated with the connections once installed. The assets have an engineering life of more than 50 years. It is the view of Prime that the number of new connections will return to the historic average over the longer term.

As at 30 June 2010, IEG's connection business had an order book of around 180,000 connections in the UK and is one of the largest independent operators of utility connections in the UK. IEG's UK connection businesses have in excess of 413,000 electricity and gas connections.

WestNet Rail

WestNet Rail provides a rail network to companies that ship primarily bulk commodities (iron ore, alumina, coal, minerals, and grain) to ports along the west coast of Australia. Due to the comparatively high costs and inefficiency of road transportation, the WestNet Rail network often provides the sole economic access to the export market for its customers. With the significant iron-ore mining developments currently underway in Western Australia, WestNet Rail is currently in negotiations with respect to proceeding with a substantial expansion projects. These projects, if successful, will seek to upgrade and expand portions of the existing track infrastructure. These projects, if developed, are scheduled to be operational late in the 2011 calendar year and could require an investment of a combination of debt and equity in excess of A$400 million.

64 PRIME INFRASTRUCTURE DBCT Expansion DBCT serves as the critical link in the export of metallurgical coal from the Bowen Basin, one of the lowest cost resources in the world. Due to the global demand for metallurgical coal, there has been considerable customer demand to expand the current DBCT facility. Based on DBCT’s customer indications of future capacity requirements, DBCT Management’s assessment is that an expansion of DBCT beyond the current 85.0 Mtpa capacity will be required in the short to medium term. Any expansion of the current facility greater than 5% will require a new stockyard facility to be developed at an adjacent location to DBCT along with expansion of inloading and outloading infrastructure. On 12 July 2010 the Queensland Government announced that DBCT had been appointed as one of two preferred proponents for the development of new coal export facilities at Dudgeon Point, approximately 4 km north of the current DBCT facility. If an expansion of DBCT proceeds, either at Dudgeon Point or some other adjacent location, the development of such a facility could require an investment (on a 100% DBCT basis) of a combination of debt and equity in excess of A$2 billion. NGPL The NGPL Settlement was negotiated with NGPL’s customers and FERC staff which resolved all issues raised in respect of the regulatory rate case pursuant to section 5 of the Natural Gas Act. As a result of this NGPL Settlement, Prime and its consortium partners are currently investigating refinancing options for some of the associated debt in the NGPL structure. The Prime Directors are not currently in a position to accurately determine the quantum, if any, of equity required and/or the requirement to reinvest distributions received from NGPL that may be required with respect to the refinancing of a portion of the associated debt in the NGPL structure. There is US$600 million debt at the Myria level within the NGPL structure (Prime’s proportional share of this debt is 33% or US$198 million) that has a maturity date of February 2013. This debt facility will be required to be refinanced and/or renegotiated in advance of its maturity date as a consequence of the reduced cash flow profile arising from the NGPL Settlement. The exact form of this refinance and/or renegotiation is currently being assessed by Prime and its consortium partners. (g) Material changes in Prime’s financial position since last accounts published Prime’s latest published financial statements are the financial statements for the year ended 30 June 2010. These statements are contained in Prime’s annual financial reports for that period, which were released to ASX on 31 August 2010. An electronic copy of this report can be downloaded from Prime’s website (www.primeinfrastructure.com) or ASX’s website (www.asx.com.au) under Prime’s name. To the knowledge of Prime Directors, there have been no material changes to the financial position of Prime since the last accounts were published. 4.10 AET&D Distribution Prime announced on 23 August 2010 that it intends, subject to certain conditions, to make an in-specie distribution to Prime Securityholders of shares in AET&D Holdings (AET&D Transfer). Due to the option and quarantine arrangements effected as part of the Recapitalisation, the shares in AET&D Holdings to be distributed have no value. The purpose of the AET&D Transfer is to: reinforce the quarantined nature of AET&D by reducing Prime’s legal interest in AET&D Holdings; clearly formalize the quarantined nature of AET&D from the perspective of both AET&D and Prime’s stakeholders; and simplify Prime’s corporate structure by removing a large group of companies, with complex inter-corporate holdings which should facilitate an efficient winding up of the structure following completion of the sale of the AET&D assets. The shares in AET&D Holdings to be distributed to Prime Securityholders will be non-voting. Prime will continue to hold all the voting shares in AET&D Holdings and will have a constitutional right to appoint directors to the AET&D Holdings board which may not be amended without Prime’s consent. As a result, there will be no change of control of AET&D Holdings, or AET&D generally, arising from the AET&D Transfer. 4.11 Risks relating to Prime Securities (a) Introduction The risks identified in this Section 4.11 and in Section 7 are not exhaustive and do not take into account each Scheme Securityholder’s investment objectives, financial situation, tax position, or particular needs. They are key risks which are known to Prime as at the date of this Scheme Booklet. No assurances or guarantees of the future performance of, profitability of, or payment of distributions by, Prime or BIP are given. (b) Risks if the Schemes become Effective If the Schemes become Effective, Eligible Prime Securityholders will receive either cash under the Liquidity Facility or New BIP Interests and Ineligible Foreign Securityholders will receive cash under the Ineligible Foreign Securityholder Facility. Risks arising from holding New BIP Interests are addressed in Section 7 of this Scheme Booklet and Prime Securityholders should refer to that Section for risks associated with an investment in BIP Interests. (c) Risks if the Schemes do not become Effective If the Schemes do not become Effective, Prime Securityholders will continue to hold Prime Securities unless they accept the Takeover Bid. Risks arising from holding Prime Securities are addressed in Sections 7.2(b) and 7.2(c) of this Scheme Booklet and Prime Securityholders should refer to those Sections for general risks associated with an investment in Prime Securities. SECTION 4 Information about Prime

SCHEME BOOKLET (d) Additional risks to Prime Securityholders, associated with the Schemes and Takeover Offer proposal, if the Schemes do not become Effective This Section 4.11 sets out some additional risks to Prime Securityholders, associated with the Schemes and Takeover Offer proposal, if the Schemes do not proceed. If the Schemes do not proceed, the Prime Directors intend to continue to operate Prime’s assets in a manner consistent with the manner in which they are current operated. (1) Compulsory acquisition If the Schemes are not implemented, the Takeover Bid will become effective. While Prime Securityholders do not have to accept the Takeover Offer, BIP has the ability under the Corporations Act to compulsorily acquire all remaining Prime Securities if it achieves greater than 90% ownership of Prime. Accordingly it is possible that Prime Securityholders’ interest in Prime may be compulsorily acquired under the Takeover Bid and Prime Securityholders will be forced to receive consideration under the Takeover Offer, which does not include a Liquidity Facility cash election for Eligible Prime Securityholders (ineligible foreign securityholders will still receive cash under an ineligible foreign securityholder facility). (2) Market price may fall The market price of Prime Securities may fall in the absence of a further takeover offer from BIP. (3) Reduced liquidity Where the Schemes are not implemented and BIP receives acceptances under the Takeover Bid of less than 90%, any acceptances which BIP does receive under the Takeover Offer may reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities. (4) Greater control by BIP Where the Schemes are not implemented but BIP receives acceptances under the Takeover Bid, BIP’s proportionate holding in Prime Securities will increase, potentially to more than 50%. If this occurs, BIP will effectively control Prime and the ability of other Prime Securityholders to influence the election of Prime Directors or decisions made by Prime in general meeting, will be reduced. (5) NGPL withholding tax leakage Where the Schemes are not implemented but BIP receives acceptances under the Takeover Bid which cause its interest in Prime to exceed 50%, NGPL will be required to withhold U.S. interest withholding tax from the payment of interest on the NGPL Notes. Interest withholding tax will apply at rates dependent on tax residence of the Prime Securityholders and will range between 10% (for Australian tax resident Prime Securityholders) and 30% (for all other Prime Securityholders) on the interest earned. This will result in a reduction in Prime cash flow available for distribution to Prime Securityholders of between US$11 million and US$16 million per annum. 65 The greater the interest in excess of 50% in Prime held by BIP, the more difficult it will be for Prime to avail itself of the lower dividend withholding tax rates afforded by the US-Australia Double Tax Agreement on dividends paid by NGPL to Prime. The dividend withholding tax rate currently applicable to discretionary dividends paid from earnings and profits of NGPL is 5%. This may become 30%. As the dividend withholding tax rate that applies is dependent on facts such as the trading in Prime Securities and the business undertaken by Prime, and the amount of dividends paid from NGPL is discretionary, the reduction in Prime cashflow available for distribution attributable to the potential increase in dividend withholding tax is unquantifiable. Prime Securityholders may be entitled to a credit for U.S. withholding tax against tax payable in their jurisdiction of tax residence. This credit depends on the level and source of Prime distributions to Prime Securityholders and many factors individual to the Prime Securityholder’s circumstances, including the jurisdiction of a Prime Securityholder’s tax residence and their tax position. (6) Transaction costs Prior to the Scheme Meetings, transaction costs of approximately A$5.5 million will have been incurred, or will be committed, by Prime in relation to the Schemes. Those transaction costs will be payable by Prime regardless of whether or not the Schemes are Effective and are implemented. 4.12 Publicly available information As a company listed on the ASX and a “disclosing entity” under the Corporations Act, Prime is subject to regular reporting and disclosure obligations. Broadly, these require Prime to announce price sensitive information as soon as it becomes aware of the information, subject to exceptions for certain confidential information. Prime’s recent announcements are available from www.asx.com. au. Further announcements concerning developments at Prime will continue to be made available on this website after the date of this Scheme Booklet. Prime is required to prepare and lodge with ASIC and ASX both annual and half-yearly financial statements accompanied by a statement and report from the Prime Directors and an audit or review report. Copies of these and other documents lodged with ASIC may be obtained from or inspected at an ASIC office and on the Prime website at www.primeinfrastructure.com. SECTION 4 Information about Prime

66 PRIME INFRASTRUCTURE Section 5. PROSPECTUS — Information about BIP and Brookfield Infrastructure 5.

SCHEME BOOKLET 67 5.1 Important information The Important Notices Section and Sections 5 to 7, 10, 11, 12.8 and 13 and Annexures B and C of this Scheme Booklet comprise a prospectus issued by the Issuer for the purposes of Chapter 6D of the Corporations Act. This Prospectus relates to an offer of BIP Interests in connection with the Schemes. Before making a decision about whether to acquire BIP Interests, you should read this Prospectus and the remainder of the Scheme Booklet in full. You can obtain further copies of the Scheme Booklet, free of charge, by calling the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia) or from the ASX website at www.asx.com.au. 5.2 BIP and Brookfield Infrastructure (a) About BIP and BILP BIP is a Bermudan exempted limited partnership, with its head office in Bermuda. BIP was established on 21 May 2007 to own and operate, indirectly through its operating entities, infrastructure assets on a global basis. BIP’s sole material asset is its investment in BILP, a limited partnership with its head office in Bermuda. BIP holds an approximate 59% limited partnership interest in BILP. The remaining interest in BILP is held by Brookfield (with an approximate 1% general partnership interest held by the general partner of BILP and the remaining limited partnership interest of approximately 40% held by Brookfield). BILP owns indirect interests in entities which operate BIP’s infrastructure assets. The below diagram sets out the structure of BIP and BILP: Brookfield BIP Securityholders 0.01% GP* + Manager* 99.99% BIP 1% GP* + 40% Redeemable Partnership Units + Manager* 59% limited partnership interest BILP Holding and Operating Entities *Affiliates of BAM act as general partner of BIP and BILP and hold general partnership interests. They also provide management services to both entities. Percentage holdings are approximate. A more detailed depiction of Brookfield Infrastructure’s structure is set out in Section 11.8. BIP’s percentage interest in BILP will change as a result of the transaction. See Section 6.2(a) for a description of BIP’s structure post-implementation of the Schemes. A reference to Brookfield Infrastructure in this Scheme Booklet is a reference to BIP, BILP and their Subsidiaries. This term is used to describe the operations of the group in which holders of BIP Interests invest. The expression “Brookfield Infrastructure”, rather than BIP, has been used in a number of places in this Scheme Booklet for the following reasons: BIP’s sole material asset is its approximate 59% limited partnership interest in BILP; and The remaining limited partnership interest in BILP is held by Brookfield under the Redeemable Partnership Units which, through the Redemption-Exchange Mechanism, can be converted into an equivalent interest in BIP (refer to Section 5.8(a) below). Therefore, on an economic basis, the BIP GP Directors believe that holders of BIP Interests should view BIP, BILP and their Subsidiaries as a single combined enterprise. (b) The BIP General Partner BIP is managed and controlled by a general partner rather than a board of directors. The general partner is Brookfield Infrastructure Partners Limited. The BIP General Partner is a wholly owned subsidiary of Brookfield. Except in certain circumstances, the sole authority for the management and control of the BIP General Partner is exercised exclusively by its board of directors. At least a majority of the BIP GP Directors must be independent using the standards for independence established by the NYSE (See Section 11.4(b)). As noted in Section 11.4(d), transactions involving a conflict of interest with Brookfield require approval by a majority of BIP Independent Directors. In addition, BIP’s audit committee, nominating and governance committee and compensation committee consist entirely of BIP Independent Directors. Holders of BIP Interests do not have the right to: appoint directors to or remove directors from the board of the BIP General Partner; or remove the BIP General Partner as general partner of BIP. Directors of the BIP General Partner are appointed by Brookfield. SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure

68 PRIME INFRASTRUCTURE (c) BILP GP BILP GP (controlled by Brookfield) serves as the general partner of BILP and has sole authority for the management and control of BILP. Because BIP’s only interest in BILP consists of limited partnership interests in BILP, which by law do not entitle the holders thereof to participate in partnership decisions, the BIP GP Directors are not entitled to participate in the management or activities of BILP or the Holding Entities, including with respect to any acquisition decisions that they may make, and BIP does not have any right or authority to act for or to bind BILP. In addition, limited partners of BILP, including BIP, are not entitled to vote on matters relating to BILP, although BILP GP is obliged to seek the limited partners’ consent to certain matters. (d) Relationship with the Manager BIP and BILP do not employ any of the individuals who carry out their management and activities. BIP and BILP and their Subsidiaries have each appointed the Manager, an Affiliate of BAM, to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services, for a fee, under the Master Services Agreement (refer to Annexure C for a description of the Master Services Agreement). (e) About Brookfield Brookfield is a global asset management business focused on property, power and other infrastructure assets with approximately US$100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield’s strategy, which is Brookfield Infrastructure’s strategy as well, is to combine its operating platforms and extensive transaction execution capabilities to acquire targeted assets and actively manage them in order to achieve superior returns. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion. The control of BAM is vested in its board of directors. BAM has 2 classes of outstanding voting shares on issue. Class A Limited Voting Shares and Class B Limited Voting Shares. The holders of the Class A Limited Voting Shares are entitled to elect one-half of the board of BAM and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the board of BAM. Certain senior executives and directors of BAM and its Affiliates (collectively known as the “Partners”), are shareholders in a corporation, Partners Limited, which holds 9.8% of the Class A Limited Voting Shares and 100% of the Class B Limited Voting Shares in BAM. To the knowledge of the directors and officers of BAM, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of BAM carrying more than 10% of the votes attached to any class of outstanding voting securities of BAM. (f) Basis of Presentation BIP’s sole material asset is its approximate 59% limited partnership interest in BILP, which is accounted for using the equity method. As a result, BIP believes the financial statements of BILP are more relevant than BIP’s because they present the financial position and results of BIP’s underlying operations in greater detail. The financial information that is presented in Sections 5.4 and 5.5 shows financial information relating to BILP’s operations. Per interest net income and FFO for BILP is equivalent to per interest net income and FFO for BIP as interests in BILP are exchangeable into BIP Interests on a one-for-one basis pursuant to the Redemption-Exchange Mechanism. Section 5.5 outlines BILP’s proportionate share of results in order to demonstrate the impact of key value drivers and BILP’s overall performance for each of its principal operating platforms: utilities, fee for service and timber. BIP and BILP prepare their financial statements in accordance with IFRS. The description of the assets in each operating platform and their results set out in Sections 5.4 and 5.5, includes assets and results referable to Brookfield Infrastructure’s holding in Prime. 5.3 Business Overview (a) Overview As set out in Section 5.2 above, BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia and Europe. Brookfield Infrastructure’s vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for BIP Securityholders. To accomplish this objective, Brookfield Infrastructure seeks to leverage Brookfield’s operating platforms to acquire targeted assets and actively manage them to extract additional value following its initial investment. An integral part of Brookfield Infrastructure’s strategy is to participate with institutional investors in Brookfield-sponsored investments that target acquisitions that suit Brookfield Infrastructure’s profile. Brookfield Infrastructure focuses on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach. SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure

SCHEME BOOKLET 69 (b) Performance targets and key measures To measure performance Brookfield Infrastructure focuses on net income, FFO, AFFO and AFFO Yield. Brookfield Infrastructure defines FFO as net income excluding the impact of depreciation and amortisation, fair value adjustments, unrealised gains or losses on derivative instruments, non-cash interest charges, deferred taxes and fair value adjustments on Redeemable Partnership Units and other non-cash items. Brookfield Infrastructure defines AFFO as FFO less maintenance capital expenditures. FFO is a measure of operating performance and AFFO is a measure of the sustainable cash flow of Brookfield Infrastructure’s business. AFFO Yield is defined as AFFO divided by partnership capital (AFFO Yield). FFO and AFFO are not calculated in accordance with and do not have any standardised meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other issuers. FFO and AFFO have limitations as analytical tools. Brookfield Infrastructure’s objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that it operates, measured over the long-term. This return will be generated from the cash flow of Brookfield Infrastructure’s operations plus growth. Brookfield Infrastructure endeavours to manage its operations to generate increasing FFO over time. If Brookfield Infrastructure is successful in doing so, BIP will be able to increase distributions to BIP Securityholders. For Brookfield Infrastructure’s business as a whole, Brookfield Infrastructure’s key performance measure is AFFO Yield which measures how effectively Brookfield Infrastructure is employing its capital. In addition, Brookfield Infrastructure focuses on growth in FFO per interest, which measures capital appreciation. Brookfield Infrastructure also has performance measures that track the key value drivers of each of its operating platforms. See Section 5.5 for more details. 5.4 Overview of performance The below chart provides an overview of the performance and select key financial information relating to Brookfield Infrastructure and its operating platforms for the six month period ended 30 June 2010. Brookfield Infrastructure Equity Invested $1,774m Annualised FFO $192m Annualised AFFO $156m AFFO Yield 9% UTILITIES FEE FOR SERVICE TIMBER Rate Base $1,853m Equity Invested $680m Annualised FFO $118m Annualised AFFO $108m AFFO Yield 15% Equity Invested $479m Annualised FFO $104m Annualised AFFO $78m AFFO Yield 16% Equity Invested $578m Annualised FFO $18m Annualised AFFO $18m AFFO Yield 3% Notes: (1) Brookfield Infrastructure also has an interest in other infrastructure assets (refer to Section 5.5(d)) that are not represented in the chart above. (2) For an explanation of Rate Base, refer to section 5.5(a) below. The Rate Base presented above refers to the average Rate Base over the six months ended 30 June 2010. (3) Annualised numbers are for the six months ended 30 June 2010. (4) Equity invested presented above is at 30 June 2010. (5) AFFO Yield is for the six months ended 30 June 2010 expressed on an annualised basis. 5.5 Overview of operations Brookfield Infrastructure’s existing business is comprised of high quality, long-life assets that provide essential products and services for the global economy. Brookfield Infrastructure has a stable cash flow profile with over 77% of Brookfield Infrastructure’s EBITDA supported by regulated or contractual revenues. While each of Brookfield Infrastructure’s businesses have high barriers to entry and strong competitive positions, Brookfield Infrastructure generates cashflows under a number of different revenue frameworks. As a result, Brookfield Infrastructure groups its businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist BIP Securityholders in evaluating Brookfield Infrastructure’s performance and assessing its value. * Affiliates of BAM act as general partner of BIP and BILP and hold general partnership interests. They also provide management services to both entities. Percentage holdings are approximate. Note: For a description of Brookfield, BIP, BILP, BIP General Partner, BILP GP and the relationship with the Manager, see Sections 5.3 above. SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure

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Brookfield Infrastructure's operating platforms are summarised below:

Operating platform	Asset type	Location
Utilities	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australasia
Fee for service	Energy Transmission	Primarily North America
	Railroad	Australasia
	Ports	Europe
Timber	Freehold Timberlands	North America

The following table presents Brookfield Infrastructure's FFO by operating platform on a proportionate basis:

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL HISTORICAL FUNDS FROM OPERATIONS		
Utilities[1]	60	59
Fee for service	13	52
Timber	(3)	9
Corporate and other	(21)	(24)
	49	96

1. Excludes gain on sale of TBE in 2009.

(a) Utilities operations

Brookfield Infrastructure's utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment, Brookfield Infrastructure owns and operates assets that earn a return on a regulated or notionally stipulated asset base which Brookfield Infrastructure refers to as rate base (**Rate Base**). The Rate Base increases in accordance with capital that Brookfield Infrastructure invests to upgrade and expand its systems. Depending on the jurisdiction, Brookfield Infrastructure's Rate Base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that Brookfield Infrastructure earns is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity Brookfield Infrastructure has within its utilities platform, it mitigates exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of Brookfield Infrastructure's utilities businesses, BIP often has significant competitive advantages in competing for projects to expand its Rate Base. These competitive advantages often enable Brookfield Infrastructure to invest capital at attractive returns. Accordingly, Brookfield Infrastructure expects this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of Brookfield Infrastructure's utility platform's EBITDA is supported by regulated or contractual revenues.

Brookfield Infrastructure's objectives for its utilities platform are to invest capital in the expansion of its Rate Base and to provide safe and reliable service for Brookfield Infrastructure's customers on a cost efficient basis. If Brookfield Infrastructure does so, it will put itself in a position to earn an appropriate return on its Rate Base. Brookfield Infrastructure's utilities operations' performance can be measured by the growth in its Rate Base, its return on Rate Base, as well as its AFFO Yield.

Brookfield Infrastructure's utilities platform (including assets referable to its holding in Prime) is comprised of the following:

Coal Terminal Operations

- Operate one of the world's largest coal export terminals, located in Queensland, Australia, with 85 million tonnes per annum of coal handling capacity.
- Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports.

Electricity Transmission

- Operate 8,750 km of transmission lines in North and South America.
- Transmit electricity to 98% of the population of Chile.

Energy Distribution

- Operate 804,000 electricity and natural gas connections.
- One of the largest distributors of energy in New Zealand and one of the largest independent operators of utility connections in the UK.

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Results of operation

The following table presents Brookfield Infrastructure's selected historical key metrics and financial results for its utilities platform.

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL HISTORICAL METRICS FOR OUR UTILITIES PLATFORM		
Average rate base for the period	NA[4]	1,853
Funds from operations (FFO)[1]	60	59
Maintenance Capital	(12)	(5)
Adjusted funds from operations (AFFO)	48	54
Return on Rate base[2]	NA[4]	11%
AFFO yield[3]	NA[4]	15%

1. Excludes gain on sale of TBE in 2009.
2. Return on rate base is EBITDA divided by average rate base, expressed on an annualized basis.
3. AFFO yield is AFFO divided by average partnership capital, expressed on an annualized basis.
4. Not meaningful as assets purchased from Prime were only owned for 6 weeks.

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL HISTORICAL FINANCIAL RESULTS FROM OUR UTILITIES PLATFORM		
Revenue	117	150
Costs attributed to revenues	(31)	(51)
Dividend income	3	–
EBITDA	89	99
Other income	2	–
Interest expense	(30)	(39)
Cash tax expense	(1)	(1)
Funds from operations (FFO)	60	59

(b) Fee for service operations

Brookfield Infrastructure's fee for service platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as its energy transmission and rail operations, as well as unregulated businesses, such as its ports. Fee for service businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than Brookfield Infrastructure utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Brookfield Infrastructure's fee for service platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within its fee for services platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of Brookfield Infrastructure's fee for service platform's EBITDA is supported by long-term contractual revenues.

Brookfield Infrastructure's objectives for its fee for service platform are to provide safe and reliable service to its customers and to satisfy their growth requirements by increasing the utilisation of its assets and expanding its capacity in a capital efficient manner. If Brookfield Infrastructure does so, it will be able to charge an appropriate price for its services, and will be able to earn an attractive return on the capital that BIP has deployed as well as the capital that BIP will invest to increase the capacity of its operations. Brookfield Infrastructure's fee for service operations' performance can be measured by its revenue growth, EBITDA margin and AFFO Yield.

Brookfield Infrastructure's fee for service platform (including assets referable to its holding in Prime) is comprised of the following:

Energy Transmission

- Operate 15,500 km of natural gas transmission lines primarily in the U.S.
- Serve 60% of the Chicago/Northern Indiana natural gas market.
- Operate 7% of U.S. natural gas storage capacity.

Rail Operations

- Operate 5,100 km of tracks.
- Sole provider of rail service in south-western Western Australia.

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Ports Operations

- Handle 85 million tonnes of goods annually.
- Operate 20 ports across the UK, Europe and China.

Results of operation

The following table presents Brookfield Infrastructure's selected historical key metrics and financial results for its fee for service platform.

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL HISTORICAL METRICS FOR OUR FEE FOR SERVICE PLATFORM		
EBITDA Margin	43%	34%
Funds from operations (FFO)	13	52
Maintenance Capital	–	(13)
Adjusted funds from operations (AFFO)	13	39
AFFO yield	NA[1]	16%

1. Not meaningful as assets purchased from Prime were only owned for 6 weeks.

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL HISTORICAL FINANCIAL RESULTS FROM OUR FEE FOR SERVICE PLATFORM		
Revenue	57	250
Costs attributed to revenues	(32)	(164)
EBITDA	25	86
Interest expense	(9)	(36)
Cash tax expense	(3)	2
Funds from operations (FFO)	13	52

(c) Timber operations

Brookfield Infrastructure's timber platform consists of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Brookfield Infrastructure's timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high value structural and appearance applications. In addition, Brookfield Infrastructure's timberlands are uniquely situated near the Pacific coast which provides ready access to export markets. While Brookfield Infrastructure benefits from strong export markets, North American market conditions remain the primary driver of its timber operations' results. Brookfield Infrastructure's land holdings also include a substantial holding of higher and better use lands, which may have greater value if used for real estate development or other purposes.

The following tables present Brookfield Infrastructure's proportionate share of selected statistics of its timberlands:

	12 months ended Dec 09	6 months ended Jun 10
SELECTED TIMBERLAND STATISTICS		
Timberlands (000's acres)	420	421
HBU lands (000's acres)	12	12
Long-run sustainable yield (millions m^3 per annum)	1.6	1.6
Deferred harvest volume (millions m^3 per annum)	2.9	2.9

Brookfield Infrastructure's timberlands have an estimated merchantable inventory of 29.1 million m^3 of timber, which includes a deferred harvest volume of 2.9 million m^3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through Brookfield Infrastructure's long-run sustainable yield. As markets improve, Brookfield Infrastructure plans to ramp-up its production to monetise this deferred harvest volume over an approximate 10 year period.

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One of the key attributes of Brookfield Infrastructure's timber platform is its operating flexibility, which allows Brookfield Infrastructure to optimise its harvest mix and harvest levels as well as the markets to which Brookfield Infrastructure sells in order to maximise value. Based on anticipated market conditions, Brookfield Infrastructure expects its annual harvest to produce the products that offer the most attractive margins. Furthermore, Brookfield Infrastructure shifts product sales between the domestic and export markets to maximise realised prices of its logs, net of transportation costs. When log prices are attractive, Brookfield Infrastructure increases harvest levels to monetise the value of its inventory. When log prices are weak, Brookfield Infrastructure grows inventory on the stump to enhance value through capital appreciation. Brookfield Infrastructure's objective for its timber platform is to maximise the total return on the capital that it invests. Brookfield Infrastructure's timberland operations' performance can be measured by its harvest levels, EBITDA margin and AFFO yield.

Results of operation

The following table presents Brookfield Infrastructure's selected historical key metrics and financial results for its timber platform.

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL PRO FORMA METRICS FOR OUR TIMBER PLATFORM		
EBITDA Margin	27%	41%
Funds from operations (FFO)	(3)	9
Maintenance Capital	(6)	–
Adjusted funds from operations (AFFO)	(9)	9
AFFO yield	-2%	3%

	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
PROPORTIONAL PRO FORMA FINANCIAL RESULTS FROM OUR TIMBER PLATFORM		
Revenue	77	54
Costs attributed to revenues	(56)	(32)
EBITDA	21	22
Other income	2	1
Interest expense	(26)	(14)
Funds from operations (FFO)	(3)	9

(d) Other investments

Brookfield Infrastructure's other investments include its interest in a North American hydroelectric generating station and its investments in three PPPs. On a proportionate basis, Brookfield Infrastructure's other investments earned $1 million of FFO for the period ended 30 June 2010, compared to $2 million in 2009.

5.6 Debt profile

Brookfield Infrastructure finances its assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or its other operations. At the operating company level, Brookfield generally targets financing terms having investment grade characteristics (although not all such debt is or is intended to be rated).

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Brookfield Infrastructure also strives to ladder its principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at 30 June 2010 for its borrowings over the next five years are as follows:

Proportional historical financial information – 30 June 2010

	Average Term (Years)	2010 USD (m)	2011 USD (m)	2012 USD (m)	2013 USD (m)	2014 USD (m)	Beyond USD (m)	Total USD (m)
RECOURSE BORROWINGS								
Corporate borrowings	–	–	–	–	–	–	–	–
Subsidiary borrowings	2	–	–	40	–	–	–	40
Total recourse borrowings	2	–	–	40	–	–	–	40
NON-RECOURSE BORROWINGS								
Utilities	7	–	317	28	380	53	531	1,309
Fee for Service	7	92	247	142	145	–	398	1,024
Timber	7	–	–	–	136	–	339	475
Total non-recourse borrowings	7	92	564	170	661	53	1,268	2,808
Total borrowings	7	92	564	210	661	53	1,268	2,848
TOTAL CASH RETAINED IN BUSINESSES								
Utilities								42
Fee for Service								60
Timber								18
Corporate								112
Total cash retained								232
NET DEBT								
Utilities								1,267
Fee for Service								964
Timber								457
Corporate								(72)
Total net debt								2,616

Brookfield Infrastructure's debt (on a look-through basis) has an average term of 7 years. Including non-recourse borrowings, Brookfield Infrastructure's net debt-to-capitalisation ratio as at 30 June 2010 was 60% on a proportionate consolidated basis. Capitalisation is defined as proportionate net debt plus the book value of partnership capital (which includes Brookfield Infrastructure's Redeemable Partnership Units) as presented in BILP's financial statements.

5.7 Ownership interests

The below diagram represents Brookfield Infrastructure's interest in its operations as at 30 June 2010 (prior to implementation of the Schemes) held either through Prime or through its other operating entities. Brookfield Infrastructure's interests in assets held through Prime will increase substantially if the Schemes are implemented. For information on the Brookfield Infrastructure Merged Group, see Section 6 and 7 below.


Brookfield Infrastructure
UTILITIES
FEE FOR SERVICE
TIMBER
DBCT 26%
Translec 18%
Ontario Transmission 100%
PD Ports 67%
Island Timberlands 38%
Longview Timber 30%
Assets held through interest in Prime
DBCT 20%
Powerco 17%
IEG Connections 40%
NGPL 11%
WestNet Rail 40%
Euroports 24%
IEG Distribution 40%

As at 30 June 2010

Note:

(1) Brookfield Infrastructure also has an interest in a number of other infrastructure assets (as described in Section 5.5(d)) that are not represented in the chart above.

(2) Brookfield Infrastructure's interest in Euroports is likely to be impacted by the share equalisation, refer to Section 4.4(c) for more details.

(3) A portion of Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT (i.e. the 26% that is not held via its holding in Prime) is held through a Brookfield sponsored infrastructure fund that recently completed its fundraising. Based on the final amounts raised, Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT will be reduced to approximately 60% and 20%, respectively. The consideration paid to Brookfield Infrastructure is equal to Brookfield Infrastructure's entry cost plus a notional interest charge.

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The following is an overview of Brookfield Infrastructure's key assets, other than those held through Brookfield Infrastructure's current interest in Prime. For an overview of Brookfield Infrastructure's assets held through Prime, refer to Sections 4.3 and 4.4.

Utilities operations

Transelec, Chile – Asset Overview

Ownership Interest	18%
Description	Transelec is the largest electricity transmission system in Chile, with approximately 8,200km of transmission lines that serve 98% of the population of the country. Transelec's system includes 100% of Chile's 500kV transmission lines, the highest voltage lines in the country.
Regulatory Environment	• Regulated transmission assets earn a 10% real return on replacement cost, which is stipulated in Chilean law. • Regulated revenues are determined every four years with annual indexation by a multi-component inflation factor.
Strong Stable Cash Flows	Low maintenance capital expenditures combined with the replacement cost based regulatory framework produces very strong cash flows with no material volume risk.
Customer Base	• Approximately 60% of revenues are derived from long-term contracts with power generators with contracts similar to the regulatory framework. • Largest contract expires in 2016. • Upon expiration, the majority of contracts will convert to the regulatory framework.
Growth Opportunities	Chile has electricity generation that is many miles away from customers. Upgrades and expansions of the electricity system will be required to connect economic generation to load centers to satisfy increased electricity demand resulting from economic growth.
Historical Financial Results (USD)	Proportional EBITDA • 6 months ended 30 June 2010 – $24 million • 12 months ended 31 December 2009 – $48 million Proportional funds from operations (FFO) • 6 months ended 30 June 2010 – $18 million • 12 months ended 31 December 2009 – $36 million

Ontario Transmission, Canada – Asset Overview

Ownership Interest	100%
Description	Ontario Transmission's assets consist of approximately 550km of 44kV to 230kV transmission lines in Northern Ontario, Canada.
Regulatory Environment	Revenues are regulated by the Ontario Energy Board under an historical cost of service regime.
Stable Cash Flows	Due to the regulatory framework combined with the essential nature of the service, Ontario Transmission has a secure competitive position that generates stable cash flows.
Customer Base	Transmission revenues are assessed and collected on a province-wide basis, mitigating volume and credit risk.
Long-Life Strategic Asset	Comprise a critical component of Ontario's transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario.
Historical Financial Results (USD)	Proportional EBITDA • 6 months ended 30 June 2010 – $13 million • 12 months ended 31 December 2009 – $22 million Proportional funds from operations (FFO) • 6 months ended 30 June 2010 – $8 million • 12 months ended 31 December 2009 – $15 million

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 76 PRIME INFRASTRUCTURE Fee for service operations PD Ports, UK — Asset Overview Ownership Interest 67%(1) Description PD Ports is a leading diversified port services group operating in the UK. PD Ports owns and operates the Port of Tees and Hartlepool, the third largest ports business in the UK (by tonnage) and also operates a number of other ports and logistics businesses elsewhere in the UK. PD Ports’ asset base includes an extensive property portfolio. Regulatory Unregulated with Statutory Harbour Authority status for the Tees River, which gives statutory Environment right to collect conservancy tariffs (toll-like dues) payable by ships using the Tees. It also sets lease rates for owned freehold property. Leading “Landlord” “Landlord” or Statutory Harbour Authority status provides barriers to entry. UK Port Strategically located in well developed industrial area with good rail and road access. Customer Base Range of long-term contracts with strong, established counterparties including large multinationals. Stable Cash Flows Conservancy tariffs (toll-like dues). Additional stability from long-term property leases. “ Established customers with significant investment at or within close proximity to Teesport. Growth Opportunities Well positioned for container volume growth given significant recent investment by large UK retailers to establish regional distribution centres at Teesport. Significant amount of strategic land available to develop revenues from new tenants. £ 17 million growth capital project announced to expand Tee’s container handling capacity Historical Financial Proportional EBITDA Results (USD)(2) 6 months ended 30 June 2010 — $15 million Proportional funds from operations 6 months ended 30 June 2010 — $7 million 1. A portion of Brookfield Infrastructure’s interest in PD Ports is held through a Brookfield sponsored infrastructure fund that recently completed its fundraising. Based on the final amounts raised, Brookfield Infrastructure’s interest in PD Ports will be reduced to approximately 60%. The consideration paid to Brookfield Infrastructure is equal to Brookfield Infrastructure’s entry cost plus a notional interest charge. 2. Brookfield Infrastructure considers the financial results for the 12 months ended 31 December 2009 not to be meaningful as this asset was only owned for a 6 week period. Timber operations Longview, U.S. & Island Timberlands, Canada — Asset Overview Ownership Interest Island 38%, Longview 30% Description Island — Comprises 634,000 acres of actively managed freehold timberlands in Coastal British Columbia. Highly productive timberlands distinguished by their productivity, species value and market access. Longview — Comprises 655,000 acres of prime, freehold timberlands in Washington and Oregon. High value species, excellent growth rates and significant standing timber inventories — making these timberlands among the most valuable in the world Timber Overview Island — Strong diversity across timber species (mix comprised of Douglas fir, Hemlock and Cedar) and end-use markets providing for stable cash flows. Longview — Strong diversity across timber species (mix comprised of Douglas fir and Hemlock) and end-use markets providing for stable cash flows Strong Customer Base Island — Customers include lumber mills, pulp mills and other wood product producers primarily located in British Columbia as well as the U.S. Pacific Northwest, South Korea, China and other Asian countries “ Longview — Customers include lumber mills, pulp mills and other wood product producers principally located in the U.S. Pacific Northwest and Japan Low Cost, High Margin Island — Long-term sustainable yield equal to 1.8 million m3 per year, Minimal Asset Class maintenance capital expenditure requirements. Longview — Long-term sustainable yield equal to 2.6 million m3 per year with minimal maintenance capital expenditure requirements Higher and Better Approximately 33,000 acres of higher and better use (HBU) lands which can be selectively Use Opportunities developed and monetized. Historical Financial Proportional EBITDA Results (USD) 6 months ended 30 June 2010 - $22 million 12 months ended 31 December 2009 — $21 million Proportional funds from operations (FFO) 6 months ended 30 June 2010 - $9 million 12 months ended 31 December 2009 - $(3million)

77 SCHEME BOOKLET 5.8 Additional information about BIP and BILP (a) Current capital structure Currently the capital structure of BIP is as follows: BIP currently has 63,155,680 BIP Interests on issue (representing a 99.99% interest in BIP overall). BIP Interests are owned by members of the public; and BIP has issued a general partnership interest (in the form of one general partner unit) to the BIP General Partner, which represents less than a 0.01% interest in BIP. The capital structure of BILP is as follows: BILP has issued an approximate 59% limited partnership interest to BIP; BILP has issued an approximate 40% limited partnership interest, represented by Redeemable Partnership Units, to Brookfield; and BILP has issued an approximate 1% general partnership interest to BILP GP, which is an Affiliate of Brookfield. The Redeemable Partnership Units give the holder, Brookfield, the right to request a redemption of its units by BILP. Upon such a request, BIP can elect to acquire all of the units Brookfield is seeking to redeem in exchange for BIP Interests on a one-for-one basis (subject to customary adjustments). If Brookfield were to request a redemption and BIP were to elect to exchange Redeemable Partnership Units for BIP Interests as at the date of this Prospectus, Brookfield’s interest in BILP would be unchanged but its interest would be held through BIP Interests rather than Redeemable Partnership Units in BILP. In this scenario, BIP would have 105,625,900 BIP Interests on issue. If BIP does not elect to acquire the relevant Redeemable Partnership Units, each unit is redeemed for a price equal to the market price of a BIP Interest. Brookfield has provided the Equity Commitment to BIP and BILP. Under the Equity Commitment, BIP or BILP can call on Brookfield to subscribe for up to US$200 million of BIP Interests or limited partnership interests in BILP. The Equity Commitment expires on 31 January 2011. Further details of the Equity Commitment are set out in Annexure C. Brookfield has also provided a second equity commitment in connection with the Liquidity Facility and the Ineligible Foreign Securityholder Facility of up to US$175 million. Refer to Section 6.4(b) for further details. Brookfield also holds preference shares in some of the entities which hold Brookfield Infrastructure’s assets. BIP’s capital structure will change if the Schemes are implemented. Refer to Section 6.2(a) below. (b) Distributions BIP’s objective is to pay a distribution that is sustainable on a long-term basis while retaining within BIP’s operations sufficient liquidity for growth capital expenditures and general purposes. BIP currently believes that a payout of 60% to 70% of its FFO is appropriate. In calendar year 2010, BIP is paying distributions of US$0.275 per quarter per BIP Interest (US$1.10 annually). Refer to Section 6.3(e) for a description of targeted annual distributions in calendar year 2011. (c) Trading (1) Listing BIP Interests are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. (2) Pricing history The latest recorded trading price of BIP Interests on the NYSE on 17 September 2010 was US$18.70. During the three months ended 17 September 2010: the highest recorded daily closing price for BIP Interests on the NYSE was US$18.98; and the lowest recorded daily closing price for BIP Interests on the NYSE was US$15.84. The last recorded trading price of BIP Interests on the NYSE on 20 August 2010, the last day of trading in BIP Interests prior to the announcement of the Schemes was US$17.15. The VWAP for BIP Interests for the 20 trading days immediately prior to the public announcement on 23 August 2010 of the Schemes was US$17.21. The following graph sets out the daily closing price and traded volume of BIP Interests on NYSE from 1 October 2008 to 20 August 2010 (inclusive), the last trading day prior to the announcement of the Schemes. SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 78 PRIME INFRASTRUCTURE $20 $18 $16 $14 $12 $10 $8 $6 $4 $2 $0 1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 800,000 600,000 400,000 200,000 0 Oct 08 Nov 08 Dec 08 Jan 09 Feb 09 Mar 09 Apr 09 May 09 Jun 09 Jul 09 Aug 09 Sep 09 Oct 09 Nov 09 Dec 09 Jan 10 Feb 10 Mar 10 Apr 10 May 10 Jun 10 Jul 10 Aug 10 Volume BIP.NYSX 08 Oct Announced the lead role in the recap of Prime $17.01 22 Oct Announced the US$950m capital raising $17.96 24 Nov Recap of Prime completed $15.95 (d) BIP management (1) BIP GP Directors The Limited Partnership Agreement provides for the management and control of BIP by a general partner rather than a board of directors and officers. The BIP General Partner serves as BIP’s general partner and has a board of directors. The BIP General Partner has no executive officers. Information on the current BIP GP Directors is set out below: Derek Pannell — Derek has served as a director of the BIP General Partner since June 15, 2007. Until April 2010, he was a Managing Partner of BAM and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 41 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and currently serves on the boards of Agrium Inc. and African Barrick Gold. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England. Alex Erskine — Alex has served as a director of the BIP General Partner since February 4, 2009. He is a Partner and the Global Team Leader of the Funds and Investment Services team at Appleby. He practices in the areas of corporate and commercial law, specialising in advising on structuring and operating investment vehicles including mutual funds, hedge funds, unit trusts, partnerships, and close ended funds. Alex joined Appleby in 1999. He served as Managing Partner of Appleby’s British Virgin Islands office from March 2007 to October 2008. Prior to joining Appleby he was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG. Alex was educated in Ghana and England and studied law at the University College of Wales, Aberystwyth graduating in 1986 with an L.L.B. Hons. He was called to the Bar of England and Wales in 1996, the Bermuda Bar in 2006 and the British Virgin Islands Bar in 2007. Jonathan Hagger — Jonathan has served as a director of the BIP General Partner since February 19, 2008. He is the Chairman of Realty Insurances, an international insurance brokerage specialising in real estate and private clients. He is also Chairman of GL Hearn, a real estate advisory firm with national practice covering the UK. He is also a Director of a number of private companies. Prior to his current positions he was the Chief Financial Officer of Grosvenor Estate, an investment holding organisation which includes the world wide real estate operations of the Grosvenor Group, of which he was Financial Director for 15 years. He is a Fellow of the Institute of Chartered Accountants of England and Wales and the Association of Corporate Treasurers. Arthur Jacobson, Jr — Arthur has served as a director of the BIP General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California. Anne Schaumburg — Anne has served as a director of the BIP General Partner since November 3, 2008. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was with the Global Energy Group of Credit Suisse First Boston, where she last served as Managing Director. From 1979 to 1984, she was with the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, Anne was at First Boston Corporation in the Public Utilities Group. Anne is a graduate of the City University of New York. Danesh Varma — Danesh has served as a director of the BIP General Partner since June 15, 2007. He is the Chief Financial Officer of Labrador Iron Mines Limited. He joined Labrador Iron Mines Limited in 2007 and was Chief Financial Officer of Minco PLC from 2006 to 2007. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure SCHEME BOOKLET 79 accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant. James Wallace — James has served as a director of the BIP General Partner since November 27, 2007. He is the President of Pioneer Construction Inc. James is currently serving on the Boards of the following public issuers: Northstar Aerospace (Canada) Inc. and Brookfield Renewable Power Inc. James resigned from the board of Xstrata Canada Limited (formerly Falconbridge Limited) on March 31, 2009 and has also held positions on the boards Noranda Income Fund, Osprey Media Income Fund, Rio Algom Ltd. and CTV as well as a number of other private companies in which he has ownership interests. James holds a Bachelor of Science from Laurentian University and a Masters of Business Administration from the University of Windsor. James is a Certified Management Accountant and holds a CFA designation. (2) Management The BIP General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global Affiliates are drawn upon to fulfil the Manager’s obligations to provide BIP with management services under the Master Services Agreement. Brookfield currently has approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Information on the core senior management team that is principally responsible for Brookfield Infrastructure’s operations are set out below: Jeffrey Blidner — Jeff is a Senior Managing Partner of BAM with responsibility for strategic planning and transaction execution. Jeff is also the Chairman of the Manager. Jeff led the $2.5 billion acquisition of Transelec, as well as Brookfield’s $7 billion acquisition of the Multiplex Group, an Australian based global property, construction, and development company. Jeff is also the Chairman of the Board of Transelec and is a Prime Director. Prior to joining BAM in 2000, Jeff was a senior partner at Goodman & Carr LLP, a Toronto based law firm. Jeff’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medallist. Samuel Pollock — Sam is a Senior Managing Partner of BAM and Chief Executive Officer of the Manager. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector. Sam joined BAM in 1994 and, prior to his current role, acted as BAM’s Chief Investment Officer and led various Brookfield investment and transaction initiatives such as the formation of Tricap Partners and the privatisation of O&Y Canada. Sam is a Prime Director. Sam holds a Bachelor of Business from Queen’s University and is a member of the Institute of Chartered Accounts of Ontario. John Stinebaugh — John is a Managing Partner of BAM and Chief Financial Officer of the Manager. He is responsible for business development for Brookfield’s utility infrastructure business, focusing on acquisitions of utility infrastructure assets in North America and other jurisdictions. John co-led the acquisition of BIP’s initial interest in Prime and is a director on the Board of Myria, the company which owns 80% of NGPL, and previously co-led the $2.5 billion acquisition of Transelec. Prior to this, John was with Credit Suisse Securities (U.S.A.) LLC. He worked in the energy group with responsibility for mergers and acquisitions and leveraged financings. During his tenure at BAM and Credit Suisse, John worked on announced acquisitions and divestitures of energy infrastructure companies in excess of $15 billion. John received his Chartered Financial Analyst designation in 1995 and graduated with a degree in economics from Harvard University. (e) Financial risk management Brookfield Infrastructure is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, Brookfield Infrastructure endeavours to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken. Brookfield Infrastructure’s principal financial risks are foreign currency and interest rate fluctuations. Brookfield Infrastructure prefers to hedge financial risks with offsetting items such as debt denominated in local currencies that match the profile of the operations being financed. Brookfield Infrastructure also makes selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives is governed by prescribed policies. Brookfield Infrastructure evaluates and monitors the credit risk of derivative financial instruments, and seeks to minimise credit risk through collateral and other mitigation techniques. Foreign Currency A number of Brookfield Infrastructure’s operations are conducted in currencies other than the US dollar. Brookfield Infrastructure’s policy is to hedge foreign currency denominated book values and/or cash flows where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not always possible, or economically feasible or desirable to hedge certain exposures with the result that a portion of Brookfield Infrastructure’s cash flows and equity are exposed to foreign currency fluctuations. Brookfield Infrastructure may also enter into financial contracts to further hedge assets recognising that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of the assets being hedged may not. Brookfield Infrastructure has economic currency exposure to the Chilean peso, British Pound, Australian dollar and Canadian dollar. On a look-through basis, some of Brookfield Infrastructure’s investments have currency exposure to the Euro and New Zealand dollar. Interest Rate Brookfield Infrastructure believes that the value of the majority of its assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, Brookfield Infrastructure endeavours to finance these assets with long-term fixed rate borrowings. Brookfield Infrastructure intends to match fund floating rate assets with floating rate debt and will otherwise minimise the use of floating rate liabilities. Where financing cannot be obtained to match the interest rate exposure of the asset, derivative contracts may be entered into with credit worthy counterparties.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 80 PRIME INFRASTRUCTURE 5.9 BIP and Prime comparison If the Schemes are implemented, Prime Securityholders will receive BIP Interests in lieu of Prime Securities. The structure of BIP and the rights attaching to BIP Interests, are significantly different to the structure of Prime and the rights attaching to Prime Securities. A comparison of material differences is set out in the below table: NATURE OF ENTITY Prime • Prime Securities are comprised of a PIHL Share stapled to a PIT Unit and a PIT2 Unit. They are quoted on the ASX. • PIHL is an Australian public corporation, incorporated under the laws of Australia. • PIT and PIT2 are both registered managed investment schemes, established under the laws of Australia. • Each of PIHL, PIT and PIT2 is governed by a separate constitution. BIP • BIP Interests are limited partnership units in BIP and are listed on the NYSE and TSX under the symbols “BIP” and •BIP. UN”, respectively. • Each of BIP and BILP is a Bermudan exempted limited partnership registered under the Limited Partnership Act and the Exempted Partnerships Act. • Both BIP and BILP are governed by limited partnership agreements. MANAGEMENT Prime • Management of PIHL is conducted by its board of directors. • Management of PIT and PIT2 is conducted by their responsible entity, PIRE. PIRE, in turn, is managed by its directors. • The boards of both PIHL and PIRE are comprised of, in PIHL’s case an equality and, in PIRE’s case a majority, of individuals who are independent, as that term is defined under the ASX Principles of Good Corporate Governance. BIP • BIP is managed by its general partner, the BIP General Partner - Brookfield Infrastructure Partners Limited. The BIP General Partner is, in turn, managed by its board of directors, which is comprised of a majority of individuals who qualify as independent using the standards for independence established by the NYSE. • The BIP General Partner is a wholly owned subsidiary of Brookfield. APPOINTMENT AND REMOVAL OF DIRECTORS, OPERATORS AND MANAGERS Prime • Prime Securityholders have the right, by majority vote, to appoint directors to and remove directors from the board of PIHL. Under the Relationship Deed and Prime’s current corporate governance practices, at least half of the Directors must be independent. PIRE can be replaced as responsible entity of both PIT and PIT2, by an ordinary resolution of Prime Securityholders. The directors of PIRE hold all of the ordinary shares in PIRE, which gives them the right to appoint directors to PIRE. Each of the directors of PIRE have entered into a deed poll under which they undertake to: — exercise voting rights as ordinary shareholders of PIRE only in accordance with the wishes of Prime Securityholders; and — transfer their interests in the ordinary shares only to the other PIRE directors or as otherwise directed by the PIRE directors and only if they cease to be directors. BIP • At least a majority of the BIP GP Directors must be independent using the standards for independence established by the NYSE (See Section 11.4(b)). As noted in Section 11.4(d), transactions involving a conflict of interest with Brookfield require approval by a majority of BIP Independent Directors. In addition, BIP’s audit committee, nominating and governance committee and compensation committee consist entirely of BIP Independent Directors. Holders of BIP Interests do not have the right to: — appoint directors to or remove directors from the board of the BIP General Partner; or — remove the BIP General Partner as general partner of BIP. Directors of the BIP General Partner are appointed by Brookfield. In relation to a change in the general partner or the Manager, Brookfield may sell its holding in the BIP General Partner or Manager, without the approval of holders of BIP Interests. The BIP General Partner may also sell its general partnership interest in BIP to a third party without the consent of the holders of BIP Interests.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure SCHEME BOOKLET 81 SECURITYHOLDER MATTERS Prime • Under the Corporations Act, ASX Listing Rules and the constitutions of PIHL, PIT and PIT2, certain matters must be put to securityholders.• These matters include: — certain issuances of Prime Securities (including issues to a related party or that are above the 15% per annum limit specified in Listing Rule 7.1); — certain related party dealings; — appointment of directors/responsible entity (as relevant); — certain amendments to the Prime constitutions; and — most reorganisations of capital (including capital returns by PIHL, certain buy-backs and schemes of arrangement/trust schemes such as the Schemes). • Under Australian law, Prime Securityholders, holding at least 5% of the votes that may be cast in a general meeting or at least 100 holders who are entitled to vote at the meeting may, by written notice, propose a resolution for consideration by members. BIP • Generally the BIP General Partner has an absolute discretion in relation to the management of BIP. • This discretion is subject to the obligation to seek the consent of holders of BIP Interests for a number of matters including (amongst other things): — an amendment to the Limited Partnership Agreement that would increase the obligations of any BIP Securityholder; — an amendment that would have a material adverse effect on the rights or preferences of any class of outstanding BIP Securityholders in relation to other classes of BIP Securityholders; — an amendment that reduces the voting percentage required to take any action; and — any approval by the BIP General Partner which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approval on BIP’s behalf of the sale, exchange or other disposition of all or substantially all of the assets of BIP’s subsidiaries. The holders of BIP Interests do not have the right to call meetings of BIP. Amendments to the Limited Partnership Agreement may be proposed only with the consent of the BIP General Partner. If the BIP General Partner consents to the proposed amendment, the amendment is effective upon its approval by the BIP General Partner, or in the event that consent of the holders of BIP Interests is required (as noted above), upon the consent vote or approval of the amendment by holders of BIP interests. Under the securities rules applicable to BIP in Canada, as well as the rules of the TSX, subject to exemptions that may be available, securityholder approval is required for certain transactions, including: — issuances of a number of BIP Interests equal to at least 25% of the outstanding BIP Interests (or 10% in the case of an issuance to a related party); and — certain related party dealings.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 82 PRIME INFRASTRUCTURE FIDUCIARY DUTIES Prime • The Directors and PIRE bear a number of duties under the Corporations Act and general law to Prime Securityholders. • These duties include duties to: act in good faith in the interests of Prime Securityholders; act for a proper purpose; not fetter their discretion; exercise care, skill and diligence; avoid conflicts of interest; not misuse their position to their advantage; and not misappropriate company or scheme property. BIP • The BIP GP Directors have a general duty to act in the best interest of the BIP General Partner under the Companies Act 1981. In addition, pursuant to the Bermudan Limited Partnerships Act 1883, the BIP General Partner is liable for the debts and obligations of BIP. • Under Bermudan law, the BIP General Partner owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP, however, contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders. BIP believes it is necessary to modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders due to BIP’s organisational and ownership structure and the potential conflicts of interest created thereby. These modifications are predicated on the principle that, without modifying those duties, the ability of BIP General Partner and the BILP GP to attract and retain experienced and capable directors and to take actions that BIP considers necessary for the carrying out of its business strategy, would be unduly limited due to its concern about potential liability. • Under the Limited Partnership Agreement, the liability of the BIP General Partner and its Affiliates is limited (to the extent permitted by law) to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to be unlawful. PROTECTION OF MINORITY HOLDERS/OPPRESSION REMEDY Prime • Under the Corporations Act, any shareholder of PIHL can bring an action in cases of conduct which is contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder(s) whether in their capacity as shareholder or in any other capacity. Former shareholders can also bring an action if it relates to circumstances in which they ceased to be a shareholder. Under Australian law, a statutory derivative action may also be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder of PIHL. In all cases, leave of the court is required. Such leave will be granted if the court is satisfied that: (i) it is probable that PIHL will not itself bring the proceedings or properly take responsibility for them or for the steps in them; (ii) the applicant is acting in good faith; (iii) it is in the best interests of the company that the applicant be granted leave; (iv) if the applicant is applying for leave to bring proceedings, there is a serious question to be tried; and (v) either at least 14 days before making the application, the applicant gave written notice to PIHL of the intention to apply for leave and the reasons for applying or it is otherwise appropriate to grant leave. Under Australian law, where it is proposed to give a financial benefit to a related party, Prime must, except in certain circumstances, seek the approval of its securityholders. There is an exemption in circumstances in which the terms of the transaction would have been reasonable had the parties been dealing at arms-length. BIP • Under Bermudan law, there are no minority shareholder protection nor oppression remedies available to BIP Securityholders. A number of transactions involving Brookfield may constitute a related party transaction which in some situations requires minority holder approval and/or valuation for transactions. These transactions include (amongst others): (i) the dissolution of BIP; (ii) any material amendment to the Master Services Agreement, the Equity Commitment, the Limited Partnership Agreement or BILP’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) any calls by BILP or BIP on the Equity Commitment; (v) acquisitions by BIP from, and dispositions by BIP to, Brookfield; (vi) any other transaction involving Brookfield; and (vii) termination of, or any determinations regarding indemnification under, the Master Services Agreement. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalisation of BIP (on a fully diluted basis, assuming the Redeemable Partnership Units are converted to BIP Interests).

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure SCHEME BOOKLET 83 ANTI-DILUTION Prime • Under the ASX Listing Rules, Prime cannot, without the consent of Prime Securityholders, issue •equity securities” that are (or are convertible into) more than 15% of its issued capital over any 12 month period. • There are some limited exceptions to this rule such as issues under a rights issue (including to an underwriter). BIP • BIP requires unitholder approval for public company acquisitions that result in the issuance of 25% or more of the issued and outstanding BIP Interests on a non-diluted basis. • Subject to the foregoing, under the Limited Partnership Agreement, the BIP General Partner has broad rights to issue additional partnership interests on behalf of BIP and may cause BIP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any BIP Securityholders. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BIP General Partner in its sole discretion, all without approval of its limited partners. Prime • Australian law places restrictions on persons acquiring interests in voting Prime Securities where, as a result of the acquisition, that person’s or someone else’s voting power increases from 20% or below to more than 20%, or from a starting point that is above 20% but below 90%. • Generally, such acquisitions cannot be made unless the person does not acquire more than 3% of the voting Prime Securities in any six month period, the acquisition is made with shareholder approval, the acquisition occurs under a scheme of arrangement/trust scheme (similar to the Schemes) or the acquisition is made under a takeover bid made in accordance with Australian law. • Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal or suspension of offers. BIP • If US holders own more than 10% of the BIP Interests, tender offer rules under applicable securities laws in the United States would be applicable to a takeover bid. Under these rules, bidders must provide certain mandated disclosures, the offer must be open to all holders of the class of securities subject to the offer and the offeror must pay the same price for all securities purchased pursuant to the offer. These rules also provide for mandated time periods and withdrawal rights. Canadian law places restrictions on a person acquiring BIP Interests where, as a result of the acquisition (together with BIP Interests currently held), the person will hold in aggregate 20% or more of the outstanding BIP Interests, subject to any available exemptions. Exemptions include acquisitions in the market of no more than 5% of the BIP Interests over a six-month period, acquisitions made pursuant to private agreements with a limited number of sellers for no more than a specified premium to market price and acquisitions as part of statutory arrangements. Under the Limited Partnership Agreement, BIP Securityholders are not entitled to vote on matters relating to BIP, such as acquisitions, dispositions or financing, or to participate in the management or control of BIP. As a result, unlike holders of common stock of a corporation, BIP Securityholders are not able to influence BIP’s direction , including its policies and procedures, or to cause a change in its management, even if they are dissatisfied with BIP’s performance. Consequently, BIP Securityholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of BIP and the trading price of BIP Interests may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 84 PRIME INFRASTRUCTURE 5.10 Historical and pro forma financial information (a) Introduction This Section 5.10 contains the following financial information of Brookfield Infrastructure as approved by the BIP GP Directors. (1) Historical financial information comprising: • the income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and • the consolidated balance sheet at 30 June 2010. (collectively, the BIP Financial Information). (2) Pro forma financial information comprising: • the pro forma income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and “the pro forma balance sheet as at 30 June 2010. (collectively, the BIP Pro forma Financial Information). The BIP Financial Information and the BIP Pro forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure B and the other information set out in this Scheme Booklet. BIP considers that the more relevant information with respect to cash flows is the proportionally consolidated AFFO prepared at the Brookfield Infrastructure level. Further details of the AFFO for the Brookfield Infrastructure Merged Group following implementation of the Schemes are presented at Section 6.7. (b) Basis of preparation The BIP Pro forma Financial Information is presented in order to provide members and unitholders with an indication of the historical performance of BIP for the year ended 31 December 2009 and the half year ended 30 June 2010 as if certain transactions, described in Sections 5.10(f) and 5.10(g) below, had occurred on 1 January 2009. The financial statements of BIP for the year ended 31 December 2009 and the interim condensed financial statements for the quarters ended 31 March 2010 and 30 June 2010 form the basis of the financial information presented in this Scheme Booklet. The material asset of BIP is its 59% interest in BILP which it accounts for under the equity method of accounting as it has significant influence but not control over this investment. The financial statements of BILP are relevant information as they present the financial position and results of the underlying operations of BIP in greater detail. Further information on BILP is presented in Section 5.10(g). (c) Sources of information The BIP Financial Information has been extracted from the audited financial statements of BIP for the year ended 31 December 2009 and the interim condensed consolidated financial statements for the quarters ended 31 March 2010 and 30 June 2010. The financial statements of BIP for the year ended 31 December 2009 were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and adjustments have been made in this Scheme Booklet to present those financial statements under IFRS, which are the accounting standards under which BIP now reports. The interim condensed consolidated financial statements of BIP for the quarters ended 31 March 2010 and 30 June 2010 were prepared in accordance with IFRS. Copies of these financial statements are available on BIP’s website www.brookfieldinfrastructure.com. (d) BIP historical and pro forma financial information The BIP Pro forma Financial Information has been derived from the BIP Information after reflecting the pro forma adjustments set out in this Section 5.10. The BIP Pro forma Financial Information has been prepared in accordance with the BIP accounting policies as disclosed in the first IFRS financial information for BIP, being the quarter ended 31 March 2010, after taking into account the Pro forma adjustments as disclosed in this Section 5.10. The BIP Pro forma Financial Information is presented in abbreviated form and does not contain all the disclosures that are usually provided in financial statements prepared in accordance with Australian Accounting Standards, International Financial Reporting Standards and the Corporations Act. (e) Accounting estimates The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying accounting policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates and judgements made in applying BIP’s accounting policies and the key sources of estimation uncertainty are the same as those disclosed in Note 2 of the financial statements of BIP for the year ended 31 December 2009. Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

SCHEME BOOKLET 85

SECTION 5
PROSPECTUS – Information about BIP and Brookfield Infrastructure

(f) BIP historical and pro forma financial information

(1) Income statement

The following tables set out the historical and pro forma income statements of BIP for the year ended 31 December 2009 and the half year ended 30 June 2010. The pro forma income statements have been prepared based on the historical information, adjusted for changes in BIP's share of earnings of BILP. Refer to Section 5.10(g) for a summary of the pro forma adjustments that have been made to the historical results of BILP.

The pro forma adjustments in this table exclude any pro forma adjustments arising from the implementation of the Schemes. These adjustments are provided in Section 6.6(d)(1) of this Scheme Booklet.

BIP INCOME STATEMENT	Historical Year ended 31 Dec 09 USD (m)	IFRS adjustments USD (m)	Historical Year ended 31 Dec 09 USD (m)	Proforma adjustments USD (m)	Pro forma Year ended 31 Dec 09 USD (m)
	U.S. GAAP	IFRS	IFRS	IFRS	IFRS
Earnings (losses) from equity accounted investment	28	(12)	16	(46)	(30)
Net income (loss)	28	(12)	16	(46)	(30)

BIP INCOME STATEMENT	Historical Half year ended 30 Jun 10 USD (m)	Proforma adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)
	IFRS	IFRS	IFRS
Earnings (losses) from equity accounted investment	10	1	11
Net income (loss)	10	1	11

Adoption of IFRS

BIP's first financial statements prepared under IFRS were for the quarter ended 31 March 2010. Adjustments have been made to restate the historical audited financial statements of BIP to IFRS from 1 January 2009.

Pro forma adjustments

An adjustment has been made to record BIP's equity accounted share of BILP's net income on a pro forma basis. BIP records the Redeemable Partnership Units as equity and, accordingly, has reversed the mark to market and interest expense associated with the Redeemable Partnership Units in its earnings from equity accounted investment.

(2) Balance sheet

The following table sets out the historical balance sheet of BIP as at 30 June 2010. Pro forma adjustments relating to the implementation of the Schemes are provided in Section 6.6(d)(2) of this Scheme Booklet.

BIP BALANCE SHEET	Historical 30 Jun 2010 USD (m)
	IFRS
ASSETS	
Equity accounted investment	1,060
	1,060
PARTNERSHIP CAPITAL	
Accumulated other comprehensive income	21
Partnership capital	1,039
	1,060

86 PRIME INFRASTRUCTURE

SECTION 5
PROSPECTUS – Information about BIP and Brookfield Infrastructure

(g) BILP historical and pro forma financial information

The material asset of BIP is its 59% interest in BILP which it accounts for under the equity method of accounting as it has significant influence but not control over this investment. The financial statements of BILP are relevant information as they present the financial position and results of the underlying operations of BIP in greater detail.

(1) Income statement

The following tables set out the consolidated historical and pro forma income statements.

The pro forma adjustments in this table exclude any pro forma adjustments arising from the implementation of the Schemes. These adjustments are provided in Section 6.6(e)(1) of this Scheme Booklet.

BILP INCOME STATEMENT	Historical Year ended 31 Dec 09 USD (m)	IFRS Adjustment USD (m)	Historical Year ended 31 Dec 09 USD (m)	IFRS Adjustment USD (m)	Pro forma Year ended 31 Dec 09 USD (m)
	U.S. GAAP	IFRS	IFRS	IFRS	IFRS
Revenue	30	–	30	–	30
Cost of revenues	(8)	–	(8)	–	(8)
Selling, general and administrative expenses	(17)	–	(17)	–	(17)
Depreciation expense	(8)	–	(8)	–	(8)
Dividend income	4	–	4	(4)	–
Losses from investments in associates	(10)	(21)	(31)	(6)	(37)
Loss income before under noted	(9)	(21)	(30)	(10)	(40)
Gain on sale of investment	87	–	87	(87)	–
Interest expense	(14)	(23)	(37)	–	(37)
Mark to market loss adjustment on Redeemable Partnership Units	–	(169)	(169)	–	(169)
Net income (loss) before income tax expense	64	(213)	(149)	(97)	(246)
Income tax (expense) recovery	(16)	–	(16)	19	3
Net income (loss) for the period	48	(213)	(165)	(78)	(243)

BILP INCOME STATEMENT	Historical Half year ended 30 Jun 10 USD (m)	Pro forma Adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)
	IFRS	IFRS	IFRS
Revenue	18	–	18
Cost of revenues	(7)	–	(7)
Selling, general and administrative expenses	(15)	–	(15)
Depreciation expense	(4)	–	(4)
Earnings from investments in associates	35	1	36
Profit income before under noted	27	1	28
Interest expense	(31)	–	(31)
Mark to market gain adjustment on Redeemable Partnership Units	33	–	33
Net income before income tax expense	29	1	30
Income tax expense	(2)	–	(2)
Net income (loss) for the period	27	1	28

Conversion to IFRS

BILP's first financial statements prepared under IFRS were for the quarter ended 31 March 2010. Adjustments have been made to restate the historical audited financial statements of BILP to IFRS from 1 January 2009. The adjustments recognised to BILP's historical audited consolidated statements have been disclosed in BILP's Interim Condensed Consolidated Financial Statements for the quarter ended 31 March 2010.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure SCHEME BOOKLET 87 Pro forma adjustments The following adjustments that have been made in the presentation of the pro forma consolidated income statements: Impact of the Prime Recapitalisation in November 2009 The completion of the Prime Recapitalisation in November 2009 resulted in the execution of a number of interdependent transactions which impacted BILP including the acquisition of certain assets. Pro forma adjustments made to reflect the Recapitalisation are as follows: Acquisition of assets: • Acquisition of PD Ports. At 30 June 2010, BILP directly and indirectly through its investment in a Brookfield sponsored fund, holds a 67% interest in PD Ports. A pro forma adjustment has been made as if this acquisition had occurred on 1 January 2009, and the ownership interest had been 67% for this period. • Acquisition of 39.9% interest in Prime. No pro forma adjustment has been made to restate the acquisition of Prime from 1 January 2009 on the basis that implementation of the Schemes will result in Prime being consolidated from this point, and therefore the consolidated information presented in Section 6.6(e) is more relevant. The equity accounted investment in Prime is therefore presented above on an actual basis, with the equity accounting commencing from 20 November 2009. Other asset related arrangements: • BILP entered into arrangements whereby it is entitled to a 30% economic interest in DBCT. As a result, DBCT was accounted for as an equity accounted investment. A portion of those interests have been subsequently disposed of such that BILP currently holds a 26% direct economic interest in DBCT, directly and indirectly through its investment in a Brookfield sponsored infrastructure fund. A pro forma adjustment has been made as if this acquisition had occurred on 1 January 2009 at an economic interest of 26%. Sale of Brazilian transmission business BILP sold its minority interest in Transmission as Brasileiras De Energia (TBE) on 30 June 2009 for proceeds of US$245 million. Pro forma adjustments have been made to reflect the disposal of this asset as if it had occurred on 1 January 2009. Acquisition of assets BILP acquired a number of assets over the period for which historical and pro forma financial information is being presented. Unless otherwise noted in the pro forma adjustments above, no adjustment has been made to restate the historical results as if these acquisitions had occurred on 1 January 2009, on the basis that the financial information is not available. (2) Balance sheet The following table sets out the historical consolidated balance sheet of BILP as at 30 June 2010. Pro forma adjustments relating to the implementation of the Schemes are provided in Section 6.6(e)(2) of this Scheme Booklet. Historical 30 Jun 2010 BILP BALANCE SHEET USD (m) IFRS ASSETS Current assets Cash and cash equivalents 10 Accounts receivable and other 29 Total current assets 39 Investments in associates 1,668 Property, plant and equipment 201 Deferred taxes 13 1,921 LIABILITIES AND PARTNERSHIP CAPITAL Current liabilities Accounts payable and other liabilities 11 Non-recourse borrowings 110 Deferred tax liabilities 6 Preferred shares 20 Redeemable Partnership Units 680 Partnership capital 1,094 1,921

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 88 PRIME INFRASTRUCTURE (h) Management discussion and analysis (1) Year ended 31 December 2009 and half year ended 30 June 2010 This management discussion and analysis is a discussion of the pro forma information presented in this Section 5.10. For further management discussion and analysis with respect to the historical financial information presented, refer to the annual financial statements of BIP for the year ended 31 December 2009 and the interim condensed consolidated financial statements for the period ended 31 March 2010 (which is BIP’s first reporting period under IFRS) and the period ended 30 June 2010. BIP owns a 59% interest in BILP. Further details of the assets owned by BILP are detailed in Section 5.7. The assets of BILP include: Prime Equity accounted investment (40%) DBCT(1),(2) Equity accounted investment (26%) Transelec Equity accounted investment (18%) Ontario Transmission Consolidated (100%) PD Ports(1) Equity accounted investment (67%) Islands Timberlands Equity accounted investment (38%) Longview Timber(3) Equity accounted investment (30%) All of these investments have been consistently owned throughout the year ended 31 December 2009 and the period ended 30 June 2010 with the exception of: Prime (acquired in November 2009); PD Ports – at 30 June 2010, BIP holds a 67% interest in PD Ports, through its investment in a Brookfield sponsored infrastructure fund. Pro forma adjustments have been made to the financial information to present PD Ports at a 67% ownership as if this had occurred on 1 January 2009; and DBCT – 30% economic interest acquired in November 2009 with subsequent disposals of equity interest to current direct economic interest of 26% through its investment in a Brookfield sponsored infrastructure fund. Pro forma adjustments have been made to the financial information to present DBCT at a direct economic interest of 26% as if this had occurred on 1 January 2009. See Note (1) below regarding future potential dilution of BILP’s interests in PD Ports and DBCT. (2) Outlook Utilities Transelec Transelec is the backbone electricity transmission system in Chile, which uniquely positions Brookfield Infrastructure to participate in the build-out of the transmission grid required to support economic growth within the country. As a result of this, Transelec has approximately $165 million (on a 100% basis) of capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made). Transelec has arranged for a capital expenditure facility with a syndicate of banks in South America to finance these expansion plans. The objective is to draw on this facility to fund a portion of capital expenditures and to refinance the facility over time through the issuance of long-term debt. Ontario Transmission In the Ontario transmission business, a favourable settlement with the Canadian energy regulator was recently executed, which increased the return on equity that Ontario Transmission earns going forward to 9.85% compared with a current return of 8.6%. Fee for Service PD Ports PD Ports has been achieving results that exceed expectations and continues to benefit from volume growth in the containerised business, which increased by 50% over the first half of last year. PD Ports has been successful in attracting leading retailers to locate distribution facilities on or near its port. In order to meet this growing demand for its services, PD Ports has recently announced a £17 million first phase of an approximate £30 million plan to expand the container facility. The expansion will modernise operations and increase capacity from 235,000 to 450,000 twenty-foot equivalent units. Timber Longview/Island For the first half of 2010, the log price recovery exceeded expectations given the outlook for the U.S. housing market. While prices late in the first quarter and for most of the second quarter were favourable enough to justify aggressively ramping up the harvest, the softening markets towards the end of the second quarter caused slowing down of production. Longview/Island continue to carefully monitor log markets to ensure harvest levels are in-line with demand. The rapid development of the Chinese market is particularly encouraging. Historically, the Chinese market has bought low-grade logs primarily used for packaging. Year-to-date 2010, shipments to China accounted for 27% of export volume, up sharply from 10% in 2009. As a result of changes to building codes which are incentivising the use of lumber, the Chinese market is beginning to buy higher-grade Douglas-fir logs, which should support prices in the domestic market going forward. 1. A portion of BILP’s interest in DBCT (representing BIP’s directly held interest) and PD Ports is held through a limited partnership interest in a Brookfield Sponsored infrastructure fund that recently completed its fundraising. Based on the final amounts raised, BILP’s interest in these assets will be diluted to approximately 20% (DBCT) and 60% (PD Ports). No pro forma adjustment has been made to reflect these changes as it is not possible to determine the final equity holding at this time. 2. BILP also holds an indirect interest through its investment in Prime. 3. Held 23% directly and 7% indirectly through investment in Brookfield Global Timber Fund.

SECTION 5 PROSPECTUS — Information about BIP and Brookfield Infrastructure 89 SCHEME BOOKLET Over the mid-to-long term, it is expected that the timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that they serve: the mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland; and increasing demand from Asian markets and the rapidly expanding bio-fuel industry. 5.11 Additional material information As an entity listed on the TSX and NYSE and a “SEC Foreign Issuer” in Canada and a “foreign private issuer” in the U.S., BIP has a number of continuous disclosure and regulatory filing obligations. Additionally, upon implementation of the Schemes, BIP will become a “disclosing entity” for the purposes of the Corporations Act. For further information, refer to Section 11.1. BIP’s continuous disclosure, regulatory filings and other press releases are and will continue to be able to be accessed through BIP’s website (http://www.brookfieldinfrastructure.com/content/investor_relations-2625.html). The following table describes certain key announcements and filings made by BIP for the period from 1 January 2009 to 23 September 2010, the trading day immediately prior to this Scheme Booklet being lodged with ASIC for registration. 03 Sep 10 Brookfield Infrastructure Partners L.P. Announces Record Date for Special Meeting of Unitholders 22 Aug 10 Prime Infrastructure and Brookfield Infrastructure Strike Merger Agreement 04 Aug 10 Brookfield Infrastructure Partners Announces 2010 Second Quarter Results 08 Jul 10 Brookfield Infrastructure Partners L.P. 2010 Second Quarter Conference Call and Webcast for Investors and Analysts 14 May 10 Brookfield Infrastructure Partners Update on NGPL’s Proposed Settlement with FERC 04 May 10 Brookfield Infrastructure Partners Announces First Quarter 2010 Results 23 Apr 10 Brookfield Infrastructure Partners Reports Settlement in Principle in FERC Proceeding 23 Mar 10 Brookfield Infrastructure Partners Reports Progress on DBCT Regulatory Proceeding 01 Mar 10 Brookfield Infrastructure Update on Chilean Transmission Operations 08 Feb 10 Brookfield Infrastructure Partners Announces Year-End 2009 Results 20 Nov 09 Brookfield Asset Management and Brookfield Infrastructure Partners Complete Recapitalization of Babcock & Brown Infrastructure 16 Nov 09 Brookfield Infrastructure Partners’ Unitholders Approve Investment by Brookfield Asset Management 16 Nov 09 Brookfield Asset Management and Brookfield Infrastructure Partners’ Recapitalization Proposal Approved by Shareholders of Babcock & Brown Infrastructure 11 Nov 09 Brookfield Infrastructure Partners Announces Exercise of Underwriters’ Over-Allotment Option and Brookfield Option 03 Nov 09 Brookfield Infrastructure Partners Announces Notice of Change and Reminder Regarding Special Meeting of Unitholders to be Held November 16, 2009 03 Nov 09 Brookfield Infrastructure Partners Announces Third Quarter 2009 Results 30 Oct 09 Brookfield Infrastructure Partners Announces Pricing of Canadian Offering of Units 22 Oct 09 Brookfield Infrastructure Partners to Raise US$950 Million in Unit Offering 08 Oct 09 Brookfield Infrastructure Partners Announces Record Date for Special Meeting of Unitholders 08 Oct 09 Brookfield Asset Management and Brookfield Infrastructure Partners To Lead The Restructuring and Recapitalization of Babcock & Brown Infrastructure 10 Sep 09 Brookfield Infrastructure Partners to Commence Trading on Toronto Stock Exchange 02 Sep 09 Brookfield Infrastructure Partners to List Units on Toronto Stock Exchange 05 Aug 09 Brookfield Infrastructure Partners Announces 2009 Second Quarter Results 30 Jun 09 Brookfield Infrastructure Partners Completes Sale of 95% of Brazilian Transmission Investments 17 Jun 09 Brookfield Infrastructure Closes $200 Million Credit Facility 11 Jun 09 Brookfield Infrastructure Partners Receives Regulatory Approval for Completion of Sale of Brazilian Transmission Investments 01 May 09 Brookfield Infrastructure Partners Completes Annual Filing 28 Apr 09 Brookfield Infrastructure Partners Announces 2009 First Quarter Results 05 Feb 09 Brookfield Infrastructure Partners Announces Year-End 2008 Results

90 PRIME INFRASTRUCTURE Section 6. PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group 6.

6.1 Overview of the Brookfield Infrastructure Merged Group Following implementation of the Schemes and related arrangements, Brookfield Infrastructure will increase its ownership of Prime from 39.9% to 100%, creating a leading global infrastructure company with a market capitalisation in excess of US$2.5 billion.(1) 6.2 Structure of the Brookfield Infrastructure Merged Group (a) Changes in capital structure Brookfield Infrastructure’s capital structure, as described in Section 5.8(a) will change following implementation of the Schemes. In particular, the number of BIP Interests currently on issue will change. BIP’s sole material asset will remain a limited partnership interest in BILP but BIP’s percentage interest in BILP will increase from its current level. Brookfield’s interest in BILP will be diluted from its current level as a result of the Schemes. The exact number of BIP Interests to be issued to Prime Securityholders in connection with the Schemes is a function of both the final take-up under the Liquidity Facility (described in Section 8.10(a)) and the Ineligible Foreign Securityholder Facility (described in Section 8.10(b)). A corresponding number of limited partnership units in BILP (to the number of BIP Interests issued under the Schemes) will be issued to BIP. The remaining interest in BILP will be held by Brookfield (through an approximate 1% general partnership interest held by the BILP GP and an (expected) approximate 27% to 38% limited partnership interest represented by Redeemable Partnership Units).(2) Brookfield will be issued additional Redeemable Partnership Units in connection with the Schemes pursuant to any drawdown of the commitments it has given to provide up to US$300 million under the Liquidity Facility and the Ineligible Foreign Securityholder Facility (refer to Section 6.4(b) below). As described in Section 5.8(a), BIP can elect to exchange the Redeemable Partnership Units for BIP Interests on a one for one basis, if Brookfield requests that they are redeemed. The diagram below outlines the expected capital structure of the Brookfield Infrastructure Merged Group: Brookfield BIp Securityholders 0.01% GP* + Manager* 99.99% BIP 1% GP* + 27%-38% Redeemable Partnership Units + Manager* 61%-72% limited partnership interest BILP Holding and Operating Entities * Affiliates of BAM act as general partner of BIP and BILP and hold general partnership interests. They also provide management services to both entities. Percentage holdings are approximate. 1. Based on the sum of the fully-diluted number of BIP Interests of approximately 106.7 million and the number of New BIP Interests to be offered as consideration in connection with the Schemes of approximately 50.7 million (calculated as the number of Prime Securities currently on issue that are not already held by BIP (via BIP IV) of 211.4 million multiplied by the exchange ratio of 0.24) multiplied by the 5-day VWAP for BIP Interests for the 5 trading days ending immediately prior to the announcement of the Schemes on 23 August 2010. 2. The potential 27% holding assumes that no Prime Securityholders participate in the Liquidity Facility or the Ineligible Foreign Securityholder Facility. The potential 38% holding assumes (i) that all US$300 million is taken up under the Liquidity Facility or the Ineligible Foreign Securityholder Facility; and (ii) that of that US$300 million, US$50 million is taken up under the Ineligible Foreign Securityholder Facility. 91 SCHEME BOOKLET SECTION 6 PROSPECTUS - Profile of the Brookfield Infrastructure Merged Group

92 PRIME INFRASTRUCTURE

SECTION 6
PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group

(b) Changes in operational ownership

Following implementation of the Schemes, Brookfield Infrastructure will increase its ownership of Prime from 39.9% to 100% and as a result will increase its indirect percentage ownership of Prime's various operating entities. The chart below shows Brookfield Infrastructure's interests in the operating entities pre-and post-implementation of the Schemes.

Brookfield Infrastructure

	UTILITIES	PRE	POST	FEE FOR SERVICE	PRE	POST	TIMBER	PRE	POST
	DBCT	26%	26%	PD Ports	67%	67%	Island Timberlands	38%	38%
	Translec	18%	18%				Longview Timber	30%	30%
	Ontario Transmission	100%	100%						
Assets held through interest in Prime	DBCT	20%	50%	NGPL	11%	26%			
	Powerco	17%	42%	WestNet Rail	40%	100%			
	IEG Connections	40%	100%	Euroports	24%	60%			
				IEG Distribution	40%	100%			

Note: (1) Brookfield Infrastructure also has an interest in a number of other infrastructure assets (as described in Section 5.5(d) above) that are not represented in the chart above. (2) Brookfield Infrastructure's interest in Euroports is likely to be impacted by the share equalisation, refer to Section 4.4(c) for more details. (3) A portion of Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT (i.e. the 26% that is not held via its holding in Prime Infrastructure) is held through a Brookfield sponsored infrastructure fund that recently completed its fundraising. Based on the final amounts raised, Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT will be reduced to approximately 60% and 20%, respectively. The consideration paid to Brookfield Infrastructure is equal to Brookfield Infrastructure's entry cost plus a notional interest charge.

6.3 Intentions for the Brookfield Infrastructure Merged Group

The following statements of intention are based on information concerning Brookfield Infrastructure and Prime known by Brookfield Infrastructure as at the date of this Prospectus. Final decisions will only be reached by the BIP General Partner in light of additional knowledge and material information and circumstances at the relevant time.

Accordingly, statements set out in this Section 6.3 are statements of Brookfield Infrastructure's current intentions which are subject to change as new information becomes available or as circumstances change.

Except for the changes and intentions set out in this Section 6.3, Brookfield Infrastructure intends, based on the information presently known to it:

- to continue the business of Prime; and
- not to make any major changes to the business of Prime or the deployment of Prime's assets.

(a) General intentions

Following implementation of the Schemes, Brookfield Infrastructure does not plan to make any material changes to Prime's business. As a significant indirect owner with representation on the Prime Board, Brookfield Infrastructure has been working actively with Prime's management since the close of the Recapitalisation in November of 2009. Brookfield Infrastructure intends to operate Prime's assets in a manner consistent with the manner in which they are currently operated.

(b) Directors and management of the Brookfield Infrastructure Merged Group and corporate governance

Management of Brookfield Infrastructure is not expected to be materially affected by the implementation of the Schemes. Following implementation of the Schemes, Brookfield Infrastructure's existing management arrangements and the members of Brookfield Infrastructure management currently carrying out such management activities in respect of Brookfield Infrastructure are not expected to change in any material respect. Profiles for each of the existing key members of Brookfield Infrastructure management are set out in Section 5.8(d).

Brookfield is entitled to appoint the directors of the BIP General Partner, subject to the requirements that at least a majority of the directors of the BIP General Partner must be independent, using the standard for independence established by the NYSE (refer to Section 11.4(b)). Brookfield periodically reviews the composition and efficacy of boards of directors among its subsidiary entities and expects to undertake such a review of the BIP General Partner in connection with the Scheme; however, no changes are expected to be made prior to completion of the Schemes. Profiles for each of the existing BIP GP Directors are set out in Section 5.8(d).

Following implementation of the Schemes, Brian Kingston, as the sole executive Prime Director, is expected to continue as a director of Prime but the independent Prime Directors will no longer remain on the Prime Board. No formal offers have been made to any of the independent Prime Directors in relation to an ongoing role within the Brookfield Infrastructure Merged Group, however, Brookfield Infrastructure reserves the right to do so in the future. Profiles for each of the existing Prime Directors are set out in Section 4.5.

As Prime will become part of the Brookfield Infrastructure Merged Group and cease to be listed on ASX, its current corporate governance arrangements will cease to apply. There will not be any significant changes to the corporate governance practices of the Brookfield Infrastructure Merged Group to those set out in Section 11.5, which Brookfield Infrastructure believes reflect governance and risk management appropriate to its organisational structure and business. (c) Major changes to be made to the business of Prime Brookfield Infrastructure’s merger with Prime aims to create a leading global infrastructure company with significant growth potential. The Brookfield Infrastructure Merged Group’s strategy will be to continue to grow through a combination of investments in its existing business and acquisitions. Brookfield Infrastructure sees multiple opportunities to invest in upgrades and expansions of Prime’s existing asset base in order to meet the growth in demand from its customers(1). By investing in these types of projects that have attractive risk-adjusted returns on capital, BIP believes it can increase value to BIP Securityholders. Brookfield Infrastructure intends to fund these projects through a combination of re-investment of FFO as well as external sources of capital. In addition, Brookfield Infrastructure may seek to divest non-core assets, on a selected basis, to the extent that this is a more efficient means of financing higher value initiatives. BILP has also committed to loan Prime up to the US equivalent of A$300 million to fund Prime’s organic growth projects. Additionally, NGPL will be required to withhold U.S. withholding tax on payments of interest on the NGPL Notes and may be required to withhold higher dividend withholding tax if BIP commences to hold more than 50% of the ownership interests in Prime. If the Schemes are successfully implemented, it is Brookfield Infrastructure’s intention to transfer the NGPL Notes and shares in NGPL to BILP, or another entity within the Brookfield Infrastructure Merged Group, in order to optimise the structure and cash flows from its investment in Prime. (d) Future employment of present Prime employees Brookfield manages Brookfield Infrastructure through the Master Services Agreement (summarised in Annexure C). Following the implementation of the Schemes, Brookfield will manage the Brookfield Infrastructure Merged Group under this contract. To do so, Brookfield intends to integrate the majority of Prime’s corporate staff within its platform. Any changes implemented within Prime’s corporate group will be effected in a manner designed to ensure that disruption to Prime’s operations is minimal. (e) Distribution Policy Currently, BIP is paying distributions of US$0.275 per quarter per BIP Interest (US$1.10 annually). Following implementation of the Schemes and, subject to board approval and business conditions at that time, Brookfield Infrastructure intends to increase its annual distribution in calendar year 2011 to US$1.24 per BIP Interest (an increase of 13%)(2). The planned increase in BIP’s distribution reflects the anticipated strong cash flow generation of the Brookfield Infrastructure Merged Group and its superior portfolio of infrastructure assets. Due to the Brookfield Infrastructure Merged Group’s increased opportunity to invest in growth projects, this distribution level has been set at a payout ratio that is estimated to be at or below the low end of BILP’s targeted payout ratio of 60% to 70% of FFO. 6.4 Sources of Scheme Consideration (a) BIP Interests Subject to receipt of approval of BIP Securityholders (by way of a simple majority) the BIP General Partner has the capacity to issue the maximum number of BIP Interests which Brookfield Infrastructure may be required to transfer as Scheme Consideration. BIP Securityholders will be asked to give the necessary approval at a meeting of BIP to be held before the Scheme Meetings. Accordingly Prime Securityholders will know whether BIP Securityholders have approved the issue of BIP Interests in connection with Schemes in advance of the Scheme Meetings. Brookfield, which indirectly holds interests in BIP that entitle it to approximately 40% of the votes, has confirmed that all such votes will be cast in favour of the resolutions to be put to BIP Securityholders at the meeting. The receipt of BIP Securityholders’ approval is a condition to the Schemes proceeding and, if the approval is not received, the Schemes will not proceed. 1. At present the intended upgrades/expansion are limited to those noted at Section 4.9(f)(2) 2. Subject to board approval and based on business conditions at that time. Note, BIP distributions are paid in US dollars. If the increase occurs and based on the exchange rate as at 20 August 2010 of US$0.8939 per AUD and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution of Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected. The ability to achieve this target assumes: the Schemes are implemented; financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010; the ability to refinance pending debt maturities during the calendar years 2010 and 2011 (see Section 6.5(d) for a description of pending debt maturities); and the ability to raise debt capital, during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group’s existing gearing profile. SECTION 6 PROSPECTUS - Profile of the Brookfield Infrastructure Merged Group 93 SCHEME BOOKLET SECTION 6 PROSPECTUS - Profile of the Brookfield Infrastructure Merged Group

(b) Cash consideration The Liquidity Facility (described in Section 8.10(a)) and the Ineligible Foreign Securityholder Facility (described in Section 8.10(b)) will be supported by a cash commitment from Brookfield of up to US$300 million. As described in further detail in Section 8.10, Brookfield’s commitment will be used first to fund amounts under the Liquidity Facility and, second, to fund amounts required under the Ineligible Foreign Securityholder Facility (to the extent of any then undrawn amounts under Brookfield’s aggregate US$300 million commitment). The issue price for Redeemable Partnership Units issued pursuant to any drawing of the above commitment will be US$17.02, except that Redeemable Partnership Units (if any) issued pursuant to Brookfield’s commitment in relation to the Ineligible Foreign Securityholder Facility will be issued at the same price as the price received by holders under that facility up to a maximum of US$50 million (and any excess will be funded at US$17.02). The US$300 million will be provided pursuant to a commitment of up to US$175 million recently granted by Brookfield for the sole purpose of funding the Liquidity Facility and the Ineligible Foreign Securityholder Facility, with remainder (if any) to be drawn from Brookfield’s existing Equity Commitment described in Section 5.8(a) of this Prospectus. 6.5 Brookfield Infrastructure’s financing (a) Overview Following the implementation of the Schemes, the Brookfield Infrastructure Merged Group’s external debt will consist of a single corporate facility of BILP, holding company level debt which is comprised of Prime’s current corporate level debt and a number of non-recourse asset-level facilities within the operating entities. This is shown graphically below: External debt within the consolidated group structure, on a pro forma, proportionally consolidated basis following implementation of the Schemes, will be US$5,626 million BIP No debt Brookfield Infrastructure US $500m Corporate Facility Holding companies US $101m NZ Bonds Operating Entities US$5,025m Based on foreign exchange rates as at 30 June 2010: AUD/USD 0.8407; NZD/USD 0.6831; CND/USD 0.9399; EUR/USD 1.2237; GBP/USD 1.4945; CLP/USD 0.0019. Note: In June 2010, BILP reached agreement with the lenders of its revolving debt facility to increase the limit from US$400 million to US$500 million with access to US$100 million of the facility restricted until certain indebtedness of Prime is repaid. This facility is explained further below. Including non-recourse borrowings, Brookfield Infrastructure’s net debt-to-capitalisation ratio as at 30 June 2010 was 60% on a proportionate consolidated basis(1). Prime’s net debt-to-capitalisation at 30 June 2010 was 62% on a proportional consolidated basis(2). (b) BILP Corporate Facility In June 2010, BILP and certain of its Subsidiaries entered into a Credit Agreement with Royal Bank of Canada as administrative agent and in August 2010 BILP entered into an amendment to this Credit Agreement. The key terms of the Credit Agreement are set out below: Facility limit: Available commitments under the Credit Agreement were initially limited to US$400 million under a revolving credit facility. This facility increased by an additional US$100 million upon the execution of the Implementation Deed and satisfaction of certain other conditions. Incremental commitments: The facility also includes an ability to increase the total amount of commitments under the facility to US$700 million. BILP plans to take actions to seek to increase the facility limit prior to the implementation of the Schemes. 1 Capitalisation is defined as proportionate net debt plus the book value of partnership capital (which includes Brookfield Infrastructure’s Redeemable Partnership Units) as presented in BILP’s financial statements. 2 Capitalisation is defined as proportional net debt plus the book value of Prime’s equity as presented in Prime’s financial statements. The amounts listed in the Independent Expert’s Report for book gearing (27.4%) and market gearing (40%) do not take into account proportionally consolidated debt at assets that are equity accounted by Prime. 94 PRIME INFRASTRUCTURE SECTION 6 PROSPECTUS - Profile of the Brookfield Infrastructure Merged Group

SCHEME BOOKLET 95

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- **Maturity date**: June 2013.
- **Purpose of facility:** The facility may be used for acquisitions and investments of eligible assets as well as general corporate purposes. Drawings under the facility for acquisitions and investments are subject to satisfaction of certain conditions, including compliance with certain financial ratios. Drawings for general corporate purposes are not subject to compliance with these financial ratios.
- **Facility margin**: Drawings under the facility bear interest at 3.5% above LIBOR or 2.5% above Base Rate. These margins increase by 0.625% for each day that credit extensions under the facility exceed 50% of the then effective commitments.
- **Collateral**: Obligations under the Credit Agreement are secured by pledges of the first tier Subsidiaries of BILP and outstanding loans, if any, owed by Prime to BILP or certain of its Subsidiaries.
- **Covenants and Defaults**: The Credit Agreement contains affirmative and negative covenants that are applicable to BILP and its "restricted subsidiaries" and events of default that, in each case, are believed to be customary for loans of this type, including limitations on financial indebtedness, liens, dividends, investments, minimum net worth, and when credit extensions under the facility exceed 50% of the then effective commitments a minimum interest coverage ratio.

As at 30 June 2010 and the date of this Prospectus, the BILP Facility was undrawn and it is not expected that it will be drawn in connection with the Schemes.

(c) Holding Company

Holding Company debt is comprised of Prime's current corporate level debt. Refer to Section 4.7 for more details.

(d) Maturity Profile

The table below provides a summary of the pro forma debt maturities for each asset and corporate group on a pro forma, proportionally consolidated basis assuming successful implementation of the Schemes.

Maturing In	Drawn USD (m)	Undrawn USD (m)	Total USD (m)
2010	212	33	245
2011	1,143	27	1,170
2012	525	26	551
2013	1,051	625	1,676
2014	69	–	69
2015 and beyond	1,915	–	1,915
Total	4,915	711	5,626

6.6 Brookfield Infrastructure Merged Group pro forma Financial Information

(a) Introduction

This Section 6.6 contains the Brookfield Infrastructure Merged Group Pro forma Financial Information comprising:

- the unaudited pro forma income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and
- the unaudited pro forma balance sheet as at 30 June 2010.

(collectively, the **Brookfield Infrastructure Merged Group Pro forma Financial Information**).

(b) Basis of preparation

The Brookfield Infrastructure Merged Group Pro forma Financial Information has been prepared to illustrate to Prime Securityholders:

- the unaudited pro forma merged financial performance of Prime and BIP as if the Schemes had been implemented on 1 January 2009; and
- the unaudited pro forma merged balance sheet of Prime and BIP as if the Schemes had been implemented on 30 June 2010.

The Brookfield Infrastructure Merged Group Pro forma Financial Information should be read in conjunction with the Investigating Accountants' Report set out in Annexure B and the other information set out in this Scheme Booklet.

As a result of the implementation of the Schemes:

- BIP will hold an interest in BILP that will depend on the amounts ultimately funded pursuant to the Liquidity Facility and the Ineligible Foreign Securityholder Facility ranging from 61%–72%. For the purposes of the Brookfield Infrastructure Merged Group Pro forma Financial Information, a 61% interest has been assumed. However, as a result of the continued arrangements with the other owners of BILP, BIP continues to significantly influence, rather than control, BILP and will accordingly continue to account for the interest in BILP as an equity accounted

96 PRIME INFRASTRUCTURE

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investment. If these arrangements were to change such that BIP controlled BILP, both BILP and Prime would be consolidated by BIP; and

- BILP will control Prime and will consolidate Prime from the date that this control becomes effective.

The implementation of the Schemes will be accounted for by BIP and BILP under IFRS using the purchase method of accounting.

(c) Sources of information

The Brookfield Infrastructure Merged Group Pro forma Financial Information has been derived from:

- the Prime Pro forma Financial Information (Section 4.9)
- the BIP Pro forma Financial Information (Section 5.10); and
- the pro forma adjustments set out in this Section 6.6.

(d) Brookfield Infrastructure Merged Group Pro forma Financial Information

(1) Income statement

The following tables set out the pro forma income statements of the Brookfield Infrastructure Merged Group. The information has been presented in US dollars, as this is the reporting currency of the merged group. A convenience translation to Australian dollars is also provided using an exchange rate of AUD/USD0.7935 for the year ended 31 December 2009 and 0.8936 for the year ended 30 June 2010.

The information is presented on the basis that the Schemes are for 100% of the equity in Prime that is not already owned by Brookfield Infrastructure and assuming use of US$300 million under the Liquidity Facility and the Ineligible Foreign Securityholder Facility.

	Pro forma (per s5.10)		Pro forma (post Scheme)	
BIP INCOME STATEMENT	Year ended 31 Dec 09 USD (m)	Scheme related pro forma adjustments USD (m)	Year ended 31 Dec 09 USD (m)	Year ended 31 Dec 09 AUD (m)
	IFRS	IFRS	IFRS	IFRS
(Losses) earnings from equity accounted investment	(30)	48	18	23
Net (loss) income	(30)	48	18	23

	Pro forma (per s5.10)		Pro forma (post Scheme)	
BIP INCOME STATEMENT	Half year ended 30 Jun 10 USD (m)	Scheme related pro forma adjustments USD (m)	Half year ended 30 Jun 10 USD (m)	Half year ended 30 Jun 10 AUD (m)
	IFRS	IFRS	IFRS	IFRS
Earnings from equity accounted investment	11	113	124	139
Net income	11	113	124	139

Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma income statements:

Impact of the Schemes

BIP will issue 0.24 New BIP Interests for every Scheme Security. Eligible Prime Securityholders are also able to elect to receive cash for their eligible Scheme Securities, as discussed in Section 8.10. BIP's interest in Prime will ultimately be transferred to BILP in exchange for BIP receiving an additional limited partnership interest in BILP. The final equity holding in BILP by BIP will depend upon the number of Eligible Prime Securityholders who elect to participate in the equity offer rather than receiving cash via the Liquidity Facility and the use of the Ineligible Foreign Securityholder Facility. For the purposes of this pro forma adjustment, it is assumed that all Eligible Prime Securityholders elect to receive cash for their eligible Scheme Securities and the Ineligible Foreign Securityholder Facility is utilised, and for the purposes of this pro forma financial information this is assumed to be a value of US$300 million.

BIP and BILP have entered into arrangements whereby BILP will acquire the remaining 60.1% interest in Prime. As a result of these arrangements, BIP's interest in BILP is expected to increase to between 61% and 72%. For the purposes of the Brookfield Infrastructure Merged Group Pro forma Financial Information, a 61% interest has been assumed. Accordingly, a pro forma adjustment has been made to restate BIP's equity accounted interest in BILP at approximately 61% as if this had occurred on 1 January 2009. The nature of the governance arrangements in BILP means that BIP continues to significantly influence, and not control, BILP and therefore continues to equity account for the investment.

A pro forma adjustment has been made to reverse the mark to market and interest expense for the US$300 million Redeemable Preference Units assumed to be issued by BILP as a result of implementation of the Schemes, as if this had occurred on 1 January 2009. Additionally, fees that are directly attributable to the transaction will be incurred including fees paid or payable to advisors.

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(2) Balance sheet

The following table sets out the merged pro forma balance sheets of BIP as at 30 June 2010. A translation to Australian dollars, for convenience is also provided (at an AUD/USD0.8407 rate).

BIP BALANCE SHEET	Historical as at 30 Jun 10 USD (m)	Scheme related pro forma adjustments USD (m)	Pro forma as at 30 Jun 10 USD (m)	Pro forma as at 30 Jun 10 AUD (m)
	IFRS	IFRS	IFRS	IFRS
ASSETS				
Equity accounted investment	1,060	570	1,630	1,939
	1,060	570	1,630	1,939
PARTNERSHIP CAPITAL				
Accumulated other comprehensive income	21	54	75	89
Partnership capital	1,039	516	1,555	1,850
	1,060	570	1,630	1,939

Pro forma adjustments

The following adjustments that have been made in the presentation of the pro forma balance sheets:

Impact of the Schemes

BIP will issue 0.24 New BIP Interests for every Scheme Security. Eligible Prime Securityholders are also able to elect to receive cash for their eligible Scheme Securities, as discussed in Section 8.10. BIP's interest in Prime will ultimately be transferred to BILP in exchange for BIP receiving an additional limited partnership interest in BILP. The final equity holding in BILP by BIP will depend upon the number of Eligible Prime Securityholders who elect to participate in the equity offer rather than receiving cash via the Liquidity Facility and the numbers of persons utilising the Ineligible Foreign Securityholder Facility. For the purposes of this pro forma adjustment, it is assumed that all Eligible Prime Securityholders elect to receive cash for their eligible Scheme Securities and the utilisation of both the Liquidity Facility and the Ineligible Foreign Securityholder Facility is such that, this is assumed to be a value of US$300 million.

As noted above, Brookfield Infrastructure has entered into arrangements whereby BILP will acquire the 60.1% interest in Prime. As a result of these arrangements, BIP's interest in BILP will increase to 61%. Accordingly, a pro forma adjustment has been made to restate BIP's equity accounted interest in BILP at 61% as if this had occurred on 1 January 2009. The nature of the governance arrangements in BILP mean that BIP continues to significantly influence, and not control, BILP and therefore continues to equity account for the investment.

Additionally, fees that are directly attributable to the transaction will be incurred including fees paid or payable to advisors.

The value of each New BIP Interest issued has been calculated based on the assumption that 0.24 New BIP Interests are issued for each Prime Security. Based on this assumption, total equity issued is approximately US$570 million, assuming the full Liquidity Facility is utilised.

If the Schemes becomes Effective, the value of the equity recognised will be based on the BIP Interests price at the date that control is obtained. Any adjustment to the value of equity will result in a corresponding adjustment to the purchase price accounting for the acquisition in accordance with IFRS.

98 PRIME INFRASTRUCTURE

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(e) BILP Merged Group Pro forma Financial Information

(1) Income statement

The following tables set out the pro forma consolidated income statements following implementation of the Schemes. The information is presented on the basis that the Schemes are for 100% of the equity in Prime that is not already owned by BILP. The table below presents the merged pro forma financial information in both USD and AUD, as AUD is the presentation currency of Prime. The exchange rates used to convert amounts from USD to AUD, for the year ended 31 December 2009 and half year ended 30 June 2010 were 0.7935 and 0.8936 respectively.

	Pro forma (per s5.10)		Pro forma (post Scheme)	
BILP INCOME STATEMENT	Year ended 31 Dec 09 USD (m)	Scheme related pro forma adjustments USD (m)	Year ended 31 Dec 09 USD (m)	Year ended 31 Dec 09 AUD (m)
	IFRS	IFRS	IFRS	IFRS
Revenue	30	579	609	767
Cost of revenues	(8)	(238)	(246)	(310)
Selling, general and administrative expenses	(17)	(60)	(77)	(97)
Other expenses	–	(19)	(19)	(24)
Depreciation and amortisation expense	(8)	(39)	(47)	(59)
(Losses) earnings from investments in associates	(37)	33	(4)	(5)
(Loss) profit before under noted	(40)	256	216	272
Interest expense	(37)	(144)	(181)	(228)
Mark to market (loss) gain adjustment on Redeemable Partnership Units	(169)	4	(165)	(208)
Net (loss) income before income tax expense	(246)	116	(130)	(164)
Income tax recovery (expense)	3	(64)	(61)	(77)
Net (loss) income for the period	(243)	52	(191)	(241)
Attributable to:				
– unitholders of the parent	(243)	42	(201)	(254)
– minority interests	–	10	10	13
	(243)	52	(191)	(241)

	Pro forma (per s5.10)		Pro forma (post Scheme)	
BILP INCOME STATEMENT	Half year ended 30 Jun 10 USD (m)	Scheme related pro forma adjustments USD (m)	Half year ended 30 Jun 10 USD (m)	Half year ended 30 Jun 10 AUD (m)
	IFRS	IFRS	IFRS	IFRS
Revenue	18	354	372	416
Cost of revenues	(7)	(161)	(168)	(188)
Selling, general and administrative expenses	(15)	(28)	(43)	(48)
Other income	–	9	9	10
Depreciation and amortisation expense	(4)	(37)	(41)	(46)
Earnings from investments in associates	36	38	74	83
Profit before under noted	28	175	203	227
Interest expense	(31)	(57)	(88)	(98)
Mark to market gain adjustment on Redeemable Partnership Units	33	14	47	53
Net income before income tax expense	30	132	162	182
Income tax (expense) recovery	(2)	59	57	64
Net income for the period	28	191	219	246
Attributable to:				
– unitholders of the parent	28	189	217	244
– minority interests	–	2	2	2
	28	191	219	246

SECTION 6 PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group  SCHEME BOOKLET 99  Pro forma adjustments The following adjustments that have been made in the presentation of the pro forma consolidated income statements:  Impact of the Schemes  Implementation of the Schemes will result in BILP assuming a 100% interest in Prime. It is assumed that implementation of the Schemes will result in BILP assuming control of Prime and consolidating Prime from the date that control is obtained. Pro forma adjustments have been made to: eliminate the historic equity accounted result from Prime for the period BILP owned 39.9% of Prime and to consolidate Prime as if it had been owned at 100% from 1 January 2009, with a pro forma adjustment to exclude non-recurring, non-cash impairment expenses; eliminate the historic equity accounted result relating to DBCT for the period and to present the consolidated result of DBCT from 1 January 2009, with an additional pro forma adjustment to remove A$186 million of tax expense recorded by DBCT in the half year ended 30 June 2010 relating to a one-off settlement with the Australian Taxation Office for tax disputes relating to prior periods; adjust the number of Redeemable Partnership Units issued to Brookfield as though these units had been issued from 1 January 2009. The Redeemable Partnership Units will be issued to Brookfield to the extent investors utilise the Liquidity Facility and the Ineligible Foreign Securityholder Facility. For the purposes of the pro forma adjustment, it has been assumed the full US$300 million of the facility has been utilised, resulting in US$300 million of Redeemable Partnership Units being issued to Brookfield. A pro forma adjustment has been made to reflect the interest expense and mark to market adjustment that would have been incurred if these units had been on issue from 1 January 2009 and to present the interest expense if the 27.4 million units issued in November 2009 for the acquisition of 39.9% of Prime had been issued on 1 January 2009 (net expense of US$39 million for the year ended 31 December 2009 and net gain of US$4 million for the half year ended 30 June 2010); and The accounting policy of BILP is to record property, plant and equipment at fair value and to assess fair value on a quarterly basis. Revaluation increments or decrements are recorded in the revaluation reserve (other comprehensive income) or in the income statement, depending on whether they are reversing a previously recorded increment or decrement. It is not possible to estimate the depreciation expense that would have been recorded by BILP with respect to the Prime assets for the year ended 31 December 2009 and the half year ended 30 June 2010 as the fair value of those assets at each point in time is unable to be determined and, accordingly, the depreciation expense recorded by Prime has been reversed. The pro forma depreciation expense recorded by Prime is disclosed in Section 4 of this Scheme Booklet.

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(2) Balance sheet

The following table sets out the merged pro forma consolidated balance sheets of BILP as at 30 June 2010. The table below presents the merged pro forma financial information in both USD and AUD, as AUD is the presentation currency of Prime. The exchange rate used to convert amounts from USD to AUD was 0.8407.

BILP BALANCE SHEET	Historical as at 30 Jun 10 USD (m)	Scheme related pro forma adjustments USD (m)	Pro forma as at 30 Jun 10 USD (m)	Historical as at 30 Jun 10 AUD (m)
	IFRS	IFRS	IFRS	IFRS
ASSETS				
Current assets				
Cash and cash equivalents	10	165	175	208
Accounts receivable and other	29	154	183	218
Assets held for sale[1]	–	1,608	1,608	1,913
Total current assets	39	1,927	1,966	2,339
Other long term receivables	–	369	369	439
Investments in associates	1,668	(130)	1,538	1,829
Property, plant and equipment	201	1,265	1,466	1,744
Intangible assets[2]	–	1,795	1,795	2,135
Other assets	–	63	63	75
Deferred taxes	13	330	343	408
	1,921	5,619	7,540	8,969
LIABILITIES AND PARTNERSHIP CAPITAL				
Current liabilities				
Accounts payable and other liabilities	11	240	251	298
Non-recourse borrowings	–	247	247	294
Liabilities associated with assets held for sale[1]	–	1,646	1,646	1,958
Total current liabilities	11	2,133	2,144	2,550
Other long term liabilities	–	315	315	375
Non-recourse borrowings	110	1,945	2,055	2,444
Deferred tax liabilities	6	309	315	375
Preferred shares	20	–	20	24
Redeemable Partnership Units	680	282	962	1,144
Partnership capital	1,094	578	1,672	1,989
Minority interests	–	57	57	68
	1,921	5,619	7,540	8,969

1. Represents Prime's interests in AET&D and CSC. Refer to Section 4.9 for further information.
2. US$1,789 million (A$2,128 million) relates to DBCT's terminal asset, which is measured in accordance with AASB Interpretation 12. Infrastructure assets measured in accordance with this interpretation are recognised as intangible assets, not as property, plant and equipment.

Pro forma adjustments

The following adjustments that have been made in the presentation of the pro forma consolidated balance sheet are as follows:

Consolidation of DBCT

The pro forma balance sheet presents DBCT as a consolidated asset following Brookfield Infrastructure's interest reaching 76% (and a controlling interest) following implementation of the Schemes. A minority interest of 24% is also reflected.

Acquisition and consolidation of Prime

The pro forma balance sheet presents the financial position of BILP where the Schemes and arrangements between BIP and BILP have been implemented resulting in BILP achieving 100% ownership of Prime.

The acquisition of Prime will be accounted for under the purchase method of accounting applicable under IFRS. The acquisition of Prime results in a preliminary US$376 million discount to the carrying value of the assets of Prime. BILP will complete an assessment of the appropriate purchase price allocation following implementation of the Schemes. For the purposes of this pro forma financial information, BILP has made an interim provisional assessment of its view of the fair value of the assets, liabilities and contingent liabilities acquired against the carrying values of property, plant and equipment, investments in associates and intangibles on the balance sheet. However, the provisional purchase price accounting will not be performed until implementation of the Schemes. To the extent that the consideration paid is below the fair value of the assets and liabilities acquired, a discount on acquisition may be recorded in the income statement. The final accounting for the acquisition may vary significantly from this provisional assessment.

SECTION 6 PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group SCHEME BOOKLET 101 6.7 Supplementary financial information on BIP and BILP Financial information in this Section 6.7 and certain financial information in Section 5.10 is presented on a proportional consolidated basis. Such information has been specifically identified and is for illustrative purposes to provide an indication of the proportional contribution to revenue, EBITDA, FFO and AFFO of BILP’s investments. This information is provided for information purposes only and is not consistent with the requirements of Australian Accounting Standards and IFRS and is not consistent with the accounting principles underlying the financial information in Section 6.6. BILP’s operating segments are utilities, fee for service and timber. A key measure used by the chief operating decision maker in assessing performance and in making resource allocation decisions is FFO, a measure not defined by IFRS, which enables the determination of cash return on the equity deployed. The following table provides each segment’s results as they would have appeared based on the Brookfield Infrastructure Merged Group. The tables are provided in the format that management organises its segments to make operating decisions and assess performance. Each segment is presented on a proportional basis, taking into account BILP’s ownership in operations accounted for using the consolidation and equity methods. The following table presents Brookfield Infrastructure’s selected pro forma key metrics and financial results for key operating platforms. 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA FUNDS FROM OPERATIONS Utilities 165 89 Fee for service 188 124 Timber (3) 9 Corporate and other (71) (41) 279 181 The following tables present Brookfield Infrastructure’s selected pro forma key metrics and financial results for its utilities platform. 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA METRICS FOR OUR UTILITIES PLATFORM Average rate base for the period 2,991 2,934 Funds from operations (FFO) 165 89 Maintenance Capital (18) (9) Adjusted funds from operations (AFFO) 147 80 Return on Rate base 10% 11% 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA FINANCIAL RESULTS FROM OUR UTILITIES PLATFORM Revenue 422 246 Costs attributed to revenues (132) (87) EBITDA 290 159 Other expenses (5) (1) Interest expense (120) (66) Cash tax expense — (3) Funds from operations (FFO) 165 89

SECTION 6 PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group 102 PRIME INFRASTRUCTURE The following tables present Brookfield Infrastructure’s selected pro forma key metrics and financial results for its fee for service platform. 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA METRICS FOR OUR FEE FOR SERVICE PLATFORM EBITDA Margin 36% 35% Funds from operations (FFO) 188 124 Maintenance Capital (53) (25) Adjusted funds from operations (AFFO) 135 99 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA FINANCIAL RESULTS FROM OUR FEE FOR SERVICE PLATFORM Revenue 979 571 Costs attributed to revenues (622) (370) EBITDA 357 201 Other expenses (12) — Interest expense (150) (82) Cash tax (expense)/recovery (7) 5 Funds from operations (FFO) 188 124 The following tables present Brookfield Infrastructure’s selected pro forma key metrics and financial results for its timber platform. 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA METRICS FOR OUR TIMBER PLATFORM EBITDA Margin 27% 41% Funds from operations (FFO) (3) 9 Maintenance Capital (6) — Adjusted funds from operations (AFFO) (9) 9 AFFO yield -2% 3% 12 months 6 months ended Dec 09 ended Jun 10 USD (m) USD (m) PROPORTIONAL PRO FORMA FINANCIAL RESULTS FROM OUR TIMBER PLATFORM Revenue 77 54 Costs attributed to revenues (56) (32) EBITDA 21 22 Other income 2 1 Interest expense (26) (14) Funds fropm operations (FFO) (3) 9

SCHEME BOOKLET 103

SECTION 6
PROSPECTUS – Profile of the Brookfield Infrastructure Merged Group

The following table presents the pro forma debt levels for each of Brookfield Infrastructure's operating assets as at 30 June 2010.

	Average Term (years)	2010 USD (m)	2011 USD (m)	2012 USD (m)	2013 USD (m)	2014 USD (m)	Beyond USD (m)	Total USD (m)
RECOURSE BORROWINGS								
Corporate	2	–	–	100	–	–	–	100
NON-RECOURSE BORROWINGS								
Timber	7	–	–	–	136	–	339	475
Fee for Service	5	212	612	355	263	–	771	2,213
Utilities	5	–	531	70	652	69	805	2,127
Total non-recourse borrowings	6	212	1,143	425	1,051	69	1,915	4,815
Total borrowings	5	212	1,143	525	1,051	69	1,915	4,915
TOTAL CASH RETAINED IN BUSINESSES								
Timber								18
Fee for Service								133
Utilities								62
Corporate								165
Total cash retained								378
NET DEBT								
Timber								457
Fee for Service								2,080
Utilities								2,065
Corporate								(65)
Total net debt								4,537

6.8 Financial forecasts

Brookfield Infrastructure has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information for the Brookfield Infrastructure Merged Group in addition to the distribution guidance given. The BIP GP Directors have concluded that forecast financial information would be misleading to provide, as a reasonable basis does not exist for providing forecasts that would be sufficiently meaningful and reliable as required by applicable Australian law, policy and market practice. The financial performance of the Brookfield Infrastructure Merged Group in any period will be influenced by various factors that will be outside of the control of the BIP General Partner and the BIP GP Directors and that cannot, at this time, be predicted with a high level of confidence.

In addition, Brookfield Infrastructure does not have an established practice of issuing financial forecasts given the potential impact of the considerations above, nor are financial forecasts required by Canadian, United States or Bermudan law.

104 PRIME INFRASTRUCTURE Section 7. PROSPECTUS — Risks relating to the Brookfield Infrastructure Merged Group 7.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group  SCHEME BOOKLET 105  7.1 Introduction  This Section 7 addresses risks relevant to holders of BIP Interests. If the Schemes are implemented, Scheme Securityholders (except Ineligible Foreign Securityholders and participants in the Liquidity Facility, to the extent of their participation) will receive BIP Interests.  For additional information in relation to BIP, the Brookfield Infrastructure Merged Group and the rights of BIP Securityholders, refer to Sections 5, 6 and 11.  Scheme Securityholders should be aware that there are a number of risks associated with investing in BIP Interests which could affect the price and distributions of BIP Interests, many of which are beyond the control of the Brookfield Infrastructure Merged Group. The risk factors in this Section 7 describe some key risks that may adversely affect an investment in the Brookfield Infrastructure Merged Group. These risk factors are divided into risks associated with:  the businesses of the Brookfield Infrastructure Merged Group; other general risks; and risks relating to the implementation of the Schemes.  Some of the risks identified are also risks faced by Prime Securityholders associated with their current holding of Prime Securities.  The risks identified in this Section 7 are not exhaustive and do not take into account Scheme Securityholders’ investment objectives, financial situation, tax position or particular needs. They are key risks which are known to the BIP General Partner and (in the case of risks particular to Prime, to the Prime Directors) as at the date of this Prospectus. No assurances or guarantees of the future performance of, profitability of, or payment of distributions by the Brookfield Infrastructure Merged Group are given.  7.2 Risks relating to the businesses of the Brookfield Infrastructure Merged Group  (a) Risks specific to Brookfield Infrastructure  (1) Distributions  BIP’s sole material asset, and means of generating income, is its interest in BILP. Management of BILP, including the declaration of a distribution, is vested in the BILP GP. Accordingly, neither the BIP General Partner nor BIP can control whether BILP will pay a distribution. The BILP GP may, for any reason, determine not to declare a distribution for any period. If it did so, it would be unlikely that BIP would be in a position to make its targeted distribution for the relevant period in which it did not receive a distribution from BILP.  (2) Regulation under the Investment Company Act (and similar legislation in other jurisdictions)  The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with Affiliates, impose limitations on the issue of debt and equity securities and impose certain governance requirements.  Brookfield Infrastructure has not been and does not intend to become regulated as an investment company under the legislation and Brookfield Infrastructure intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that it is not deemed to be an investment company, Brookfield Infrastructure may be required to restrict materially or limit the scope of its operations or plans, or limit the types of acquisitions that it may make and may need to modify the organisational structure or dispose of assets of which it would not otherwise dispose.  If anything were to happen which could potentially cause Brookfield Infrastructure to be deemed an investment company under the Investment Company Act, it would be impracticable for it to operate as intended. Agreements and arrangements between and among Brookfield Infrastructure and Brookfield would be impaired, the type and amount of acquisitions that Brookfield Infrastructure would be able to make as a principal would be limited and the business, financial condition and results of operations could be materially adversely affected.  Accordingly, Brookfield Infrastructure would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, restructuring Brookfield Infrastructure and the Holding Entities, amendment of the Limited Partnership Agreement or the termination of Brookfield Infrastructure, any of which could materially adversely affect the value of BIP Interests. In addition, if Brookfield Infrastructure were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of BIP Interests.  (3) Reporting requirements under U.S. securities laws  BIP is a “foreign private issuer” under U.S. securities laws. Although BIP is subject to periodic reporting requirements under the Exchange Act, the periodic disclosure required of “foreign private issuers” under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about BIP than is regularly published by or about other public limited partnerships in the United States and BIP is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide BIP Securityholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large BIP Securityholders are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to BIP.  (4) Reporting requirements under Canadian securities regulations BIP is an “SEC foreign issuer” under Canadian securities regulations. Although BIP is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 106 PRIME INFRASTRUCTURE Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if BIP complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC, are filed in Canada and sent to BIP’s security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about BIP than would be available if BIP was a typical Canadian reporting issuer. (5) Control over certain operations Brookfield Infrastructure has structured some of its operations as joint ventures, partnerships and consortium arrangements. An integral part of the strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit its profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that the BIP General Partner believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Infrastructure and Brookfield. Joint ventures, partnerships and consortium investments generally provide for a reduced level of Control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which Brookfield Infrastructure does not agree or the management of the company may take risks or otherwise act in a manner that does not serve Brookfield Infrastructure’s interests. Because Brookfield Infrastructure may not have the ability to exercise control over such operations, Brookfield Infrastructure may not be able to realise some or all of the benefits that it believes will be created from Brookfield’s involvement. If any of the foregoing were to occur, the financial condition and results of operations could suffer as a result. In addition, all of the current operations of Brookfield Infrastructure with less than 100% ownership are structured joint ventures, partnerships or consortium arrangements. The sale or transfer of interests in some of these operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when Brookfield Infrastructure may not want them to be exercised and such rights may inhibit the ability to sell the interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture. Apart from a recent dispute involving one of the joint ventures in Euroports (BPH) which has now been settled, to date, Brookfield Infrastructure has not experienced any significant disputes with its joint venturers, disputes among joint venturers over joint venture obligations or otherwise that could have a material adverse effect on the financial conditions or results of operations of these businesses. (6) Acquisition and growth opportunities The ability to grow depends on Brookfield’s ability to identify and present Brookfield Infrastructure with acquisition opportunities. Brookfield has stated that Brookfield Infrastructure is its primary vehicle to own and operate infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for Brookfield Infrastructure. In addition, Brookfield has not agreed to commit to Brookfield Infrastructure any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to Brookfield Infrastructure by Brookfield, for example: it is an integral part of Brookfield’s (and Brookfield Infrastructure’s) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialised or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for Brookfield Infrastructure without giving Brookfield Infrastructure an opportunity to participate in them, there is no minimum level of participation to which Brookfield Infrastructure will be entitled; the same professionals within Brookfield’s organisation that are involved in acquisitions that are suitable for Brookfield Infrastructure are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for Brookfield Infrastructure; Brookfield will only recommend acquisition opportunities that it believes are suitable for Brookfield Infrastructure. The focus is on assets where Brookfield Infrastructure believes that an operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be considered suitable for Brookfield Infrastructure, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be important considerations in determining whether

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 107 an opportunity is suitable and will limit the ability to participate in these more passive investments; and in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including the liquidity position at the time, the risk profile of the opportunity, its fit with the balance of the then current operations and other factors. If Brookfield determines that an opportunity is not suitable for Brookfield Infrastructure, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium. In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interests. (7) Departure of Brookfield’s professionals Brookfield Infrastructure depends on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Brookfield Infrastructure’s success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may in the future, and Brookfield Infrastructure cannot predict the impact that any such departures will have on the ability to achieve its objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on Brookfield Infrastructure’s ability to achieve its objectives. The Limited Partnership Agreement and the Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to Brookfield Infrastructure. (8) Transfer of Control of the BIP General Partner As stated in Section 5.9, the BIP General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of BIP Securityholders. Furthermore, at any time, Brookfield may sell or transfer all or part of its shares in the BIP General Partner without the approval of BIP Securityholders. If a new owner were to acquire ownership of the BIP General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Infrastructure’s policies and procedures and exercise substantial influence over Brookfield Infrastructure’s management and the types of acquisitions made by Brookfield Infrastructure. Such changes could result in Brookfield Infrastructure’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from the targeted acquisitions. Additionally, Brookfield Infrastructure cannot predict with any certainty the effect that any transfer in the ownership of the BIP General Partner would have on the trading price of BIP Interests or Brookfield Infrastructure’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to Brookfield Infrastructure. As a result, the future of Brookfield Infrastructure would be uncertain and its financial condition and results of operations may suffer. Similar considerations would arise if Brookfield were to sell its holding in the Manager. (9) Influence of Brookfield and the Manager Brookfield is the sole shareholder of the BIP General Partner. As a result of its ownership of the BIP General Partner, Brookfield is able to control the appointment and removal of the BIP GP Directors and, accordingly, exercise substantial influence over BIP. In addition, BIP holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through BILP, the general partner of which is controlled by Brookfield. As BIP’s only substantial asset is the limited partnership interests that it holds in BILP, BIP does not have a right to participate directly in the management or activities of BILP or the Holding Entities, including with respect to the decision-making. Neither BIP nor BILP has any employees and both depend on the management and administration services provided by the Manager. Brookfield personnel and support staff that provide services to BIP are not required to have as their primary responsibility the management and administration of BIP or BILP or to act exclusively for either BIP or BILP. Any failure to effectively manage BIP’s current operations or to implement BIP’s strategy could have a material adverse effect on the business, financial condition and results of operations of BIP. (10) Control of BIP Under the Limited Partnership Agreement, BIP Securityholders are not entitled to vote on matters relating to BIP, such as acquisitions, dispositions or financing, or to participate in the management or control of BIP. In particular, BIP Securityholders do not have the right to remove the BIP General Partner as managing general partner, to cause the BIP General Partner to withdraw from BIP, to cause a new general partner to be admitted to BIP, to appoint new directors to the BIP General Partner’s board of directors, to remove existing BIP GP Directors from the BIP General Partner’s board of directors or to prevent a change of control of the BIP General Partner. In addition, except as prescribed by applicable laws, BIP Securityholders’ consent rights apply only with respect to certain amendments to the Limited Partnership Agreement (refer to Section 11.2(b)). As a result, unlike holders of shares of a company, BIP Securityholders are not able to influence the direction of BIP, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of BIP. Consequently, BIP Securityholders may be deprived of an opportunity to receive a premium for their BIP Interests in the future through a sale of BIP and the trading price of BIP Interests may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 108 PRIME INFRASTRUCTURE (11) Obligations under the Master Services Agreement or other arrangements with Brookfield The obligations of Brookfield under the Master Services Agreement and the other arrangements with them are contractual rather than fiduciary in nature. As a result, the BIP General Partner, which is an Affiliate of Brookfield, in its capacity as BIP’s general partner, has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions. The Limited Partnership Agreement and Brookfield Infrastructure’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and BIP Securityholders, including when such conflicts of interest arise. These modifications may be important to BIP Securityholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BIP General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of BIP or the best interests of BIP Securityholders. (12) Arrangements with Brookfield The terms of the arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While the BIP Independent Directors are aware of the terms of these arrangements and have approved the arrangements on behalf of BIP, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with BIP, the activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under the Limited Partnership Agreement, persons who acquire BIP Interests and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under the Limited Partnership Agreement or any duty stated or implied by law or equity. (13) Conflicts of interests The organisational and ownership structure of Brookfield Infrastructure involves a number of relationships that may give rise to conflicts of interest between Brookfield Infrastructure and BIP Securityholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from Brookfield Infrastructure’s interests and the interests of BIP Securityholders, including with respect to the types of acquisitions made, the timing and amount of the distributions of Brookfield Infrastructure, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. (14) Termination of the Master Services Agreement The Master Services Agreement (which has no fixed term) cannot be terminated except in a limited number of circumstances (refer to Annexure C for a description of the termination events). Even in the limited circumstances in which the agreement can be terminated the BIP General Partner may, because it is an Affiliate of Brookfield, be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and the BIP General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of BIP Interests may be adversely affected. Furthermore, the termination of the Master Services Agreement would terminate Brookfield Infrastructure’s rights under the Relationship Agreement and the licensing agreements between BIP and Brookfield and BILP and BILP. (15) Liability of the Manager Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that the BIP General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Limited Partnership Agreement, the liability of the BIP General Partner and its Affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also responsible for liabilities arising from gross negligence. In addition, Brookfield Infrastructure has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with the operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Infrastructure and BIP Securityholders. (16) Adverse claims relating to rights to use land Brookfield Infrastructure’s utilities, fee for service, timber or social infrastructure operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although Brookfield Infrastructure believes that its has valid rights to all easements, licenses and rights of way necessary for Brookfield Infrastructure’s infrastructure operations, not all of Brookfield Infrastructure’s easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 109 Additionally, different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, for example in Australia the existence or declaration of native title may affect the existing or future activities of Brookfield Infrastructure’s fee for service operations and impact on its operational and financial performance. In addition, a government, court, regulator, or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict Brookfield Infrastructure’s access to an asset, or may require Brookfield Infrastructure to provide third parties with access, or may affect the pricing structure so as to lower Brookfield Infrastructure’s revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, courts have recognised that aboriginal peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In ether case, the claims of an aboriginal group may affect the existing or future activities of Brookfield Infrastructure’s operations and impact on operational and financial performance, or compensation may be required to be paid. (17) Financial performance of timber operations The vast majority of the products from Brookfield Infrastructure’s timber operations are sensitive to macro-economic conditions in North America and Japan and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to Brookfield Infrastructure’s timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices realised for the Brookfield Infrastructure Merged Group’s timber as well as the volume of Brookfield Infrastructure’s timber that Brookfield Infrastructure may be able to sell. In addition to impacting Brookfield Infrastructure’s timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on Brookfield Infrastructure’s ability to attract additional capital, the cost of that capital and the value of Brookfield Infrastructure’s timberland assets. Further, the Brookfield Infrastructure Merged Group may reduce near term harvest levels to preserve its inventory for periods of higher pricing, which would negatively impact the near term results and cashflow of its timber operations. (18) Factors which may limit or prevent harvesting Weather conditions, industry practices and federal, state and provincial laws and regulations associated with forestry practices, sale of logs and environmental matters, including wildlife and water resources, may limit or prevent harvesting, road building and other activities on the timberlands owned by the Brookfield Infrastructure Merged Group’s timber operations. In the case of restrictions arising from regulatory requirements, the size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors. In addition, if regulations become more restrictive, the amount of the timberlands subject to harvest restrictions could increase. The timberlands owned by Brookfield Infrastructure Merged Group’s timber operations may also suffer damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that the Brookfield Infrastructure Merged Group’s timber operations will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. There can be no assurance that the forest management planning by Brookfield Infrastructure’s timber operations, including silviculture, will have the intended result of ensuring that their asset base appreciates over time. (19) Competitiveness of timber companies The timberland companies operate in a highly competitive business environment in which companies compete, to a large degree, on the basis of price and also on the basis of service and ability to provide a steady supply of products over the long-term. The prime competitors to the Brookfield Infrastructure Merged Group’s timber operations are governments, other large forestland owners and small private forestland owners. In addition, wood and paper products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products and electronic media. The competitive position of the Brookfield Infrastructure Merged Group’s timber operations and the price realised for the Brookfield Infrastructure Merged Group’s products is also influenced by a number of other factors including: the ability to attract and maintain long-term customer relationships, the quality of the Brookfield Infrastructure Merged Group’s products, the health of the regional converting industry, the costs of timber production, the availability, quality and cost of labour, the cost of fuel, shipping and fee for service costs, changes in global timber supply, technological advances that increase yield in other regions, and the price and availability of substitute wood and non-wood products. (20) Impact of Canadian restrictions on timber operations Currently, logs from most private timberlands in Canada are not subject to provincial export regulations, but are subject to federal export regulations. As a result, all export logs must be advertised for local consumption and may be exported only if there is a surplus of domestic supply as indicated by the absence of fair market value offers (based on current domestic prices) from domestic lumber mills. Accordingly, an increase in domestic demand could result

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 110 PRIME INFRASTRUCTURE in Brookfield Infrastructure’s Canadian timber operations being required to decrease their planned export of logs. The provincial government in British Columbia is currently reviewing its log export policy, and may recommend that the federal government impose a policy that may further restrict the export of logs from private lands in British Columbia. As export market pricing is generally at a premium to the domestic market pricing, any reduction in log exports could have an adverse effect the Brookfield Infrastructure Merged Group’s Canadian timber operations. (21) Other risks relating to the timber operations In addition to the risks above in relation to the timber operations, Timberlands may be adversely affected by infestations such as the pine beetle which has had a material impact on the pine species in the interior of the U.S. and Canada. (22) PD Ports pensions liability PD Ports records a liability associated with its pension plans equal to the excess of the benefit obligation over the fair value of the plan assets. The amount of contributions to the pension plans will be dependent upon a number of factors, principally the actual earnings and changes in values of plan assets and, changes in interest rates. The Pilot’s National Pension Fund, or PNPF, which provides benefits for pilots that work at PD Ports on a contract basis is substantially under-funded. The High Court of the United Kingdom recently determined that PD Ports is liable for a portion of the PNPF plan’s deficit. The potential liability is estimated to be approximately £25 million prior to the impact of mitigation strategies. PD Ports is currently evaluating its alternatives, including appealing this decision. (23) Financial reports BIP and BILP’s financial statements may not present Brookfield Infrastructure’s financial results in the most meaningful manner. BIP’s sole material asset is its 59% limited partnership interest in BILP, which BIP accounts for using equity accounting because BIP does not Control BILP. Furthermore, as most of BILP’s current operations are accounted for using equity or cost accounting, BILP’s financial statements do not include a detailed breakdown of the components of net income, cash flows or unitholders’ equity for all of its current operations except Ontario Transmission, which is currently consolidated into BILP’s financial statements. Although BIP provides certain income statement and balance sheet line items for its current operations on a segmented basis in a note to BILP’s financial statements, such information does not include the level of detail and note discussion that would be provided if such operations were consolidated into BIP’s or BILP’s financial statements. While separate audited financial statements for most of BIP’s current operations are included in BIP’s annual report (20-F), BIP’s obligation to provide similar disclosure in the future will depend on the significance of each of the current operations at each year end relative to its overall assets and income. Accordingly, it may not continue to provide separate audited financial statements for each or any of its operations on an ongoing basis. (24) Adoption of new accounting standards In 2007, the SEC adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC, in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, without reconciliation to U.S. GAAP. The first financial statements of BIP and BILP prepared in accordance with IFRS was for the financial statements as at and for the quarter ended 31 March 2010. This change was made in light of Brookfield Infrastructure’s investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. IFRS are premised on a framework similar to U.S. GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While BIP believes that the adoption of IFRS will not have a material impact on its or Brookfield Infrastructure’s reported cash flow, it is expected to have a material impact on Brookfield Infrastructure’s financial position and results of operations. In conjunction with the transition to IFRS, Brookfield Infrastructure has established a comprehensive conversion plan that addresses matters including changes in accounting policy, the restatement of comparative periods, organisational and internal control, the modification of existing systems, in addition to other related business matters. (25) Internal controls Pursuant to section 404 of the US Sarbanes-Oxley Act of 2002, BIP’s management is required to deliver a report that assesses the effectiveness of its internal controls over financial reporting and BIP’s independent registered public accounting firm will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, BIP’s internal controls over financial reporting in conjunction with their opinion on BIP’s audited financial statements. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause BIP to report material weaknesses or other deficiencies in its internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in its consolidated financial statements that would be material. If BIP or its independent registered public accounting firm were to conclude that BIP’s internal control over financial reporting was not effective, investors could lose confidence in BIP’s reported financial information and the price of the BIP Interests could decline. BIP’s failure to achieve and maintain effective internal controls could have a material adverse effect on its business in the future, its access to the capital markets and investors’ perception of BIP. In addition, material weaknesses in BIP’s internal controls could require significant expense and management time to remediate. (26) General operational risks Investment in infrastructure assets involves a number of business related risks. Revenues can be affected by a number of factors, including economic conditions, political events, competition, regulation and the financial position and business strategy of customers. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET the owner/operator, including the breakdown or failure of equipment or processes, environmental activism, crime, labour disputes, industrial accidents and the need to comply with the directives of central and local government authorities. (27) Risks relating to the PPP and social infrastructure operations There are a variety of risks relating to the public private partnerships and social infrastructure operations of the Brookfield Infrastructure Merged Group, including: the Brookfield Infrastructure Merged Group may be required to retain risks inherent in a PPP project and may be exposed to risks of default by the sub-contractors; the Brookfield Infrastructure Merged Group may experience operating cost overruns in relation to a project; the PPP project activities may include significant development activities, which may expose the Brookfield Infrastructure Merged Group to various risks associated with construction; changes in law requiring capital expenditures could have a material adverse effect on the operations; and the public sector clients may default on their obligations under the relevant contractual arrangements. (b) Risks specific to Prime (1) Regulatory risks relating to DBCT Many of Prime’s assets are subject to regulatory control. See Section 7.3(m) of the Scheme Booklet for a general description of the regulatory risks faced by Prime. This Section 7.2(b)(1) discusses specific regulatory risks faced by Prime. DBCT access arrangements Coal handling services at DBCT are a declared service under the Queensland Competition Authority Act 1997 (QCA Act). As such, access to DBCT is regulated by the Queensland Competition Authority (QCA). The current access arrangements under the QCA Act expire on 31 December 2010. On 22 March 2010, Prime’s Subsidiary DBCT Management Pty Ltd lodged a revised Draft Access Undertaking (DAU) and associated submissions with the QCA. The revised DAU and submissions, were lodged with the full, written support of all of DBCT’s customers and effectively encompassed a roll forward of all the current regulatory WACC and revenue building block parameters. The QCA is in the process of undertaking its review of the revised DAU before making its decision, which is expected prior to 31 December 2010. Notwithstanding the support of DBCT’s customers for the revised DAU, there is a risk that current access arrangements will change after 31 December 2010 as a result of the final QCA decision. As at the date of this Prospectus, Prime does not know what the terms of the new arrangements will be and whether, if there are any changes to the DAU that is approved, they will be favourable or unfavourable to Prime. Inclusion of Capital Expenditure Stage 7 expansion costs in RAB Phases 2/3 of the Stage 7 expansion of DBCT was commissioned in two steps, Step A in December 2008 and Step B in June 2009. Revenue has been received from the month following the dates of commission on the basis of the Annual Revenue Requirement (ARR) determined on forecast costs contained in the Draft Amending Access Undertaking (DAAU) accepted by the QCA in 2007. The DAAU forecast combined costs of A$679 million construction and A$85 million financing and interest during construction (IDC) for a total of A$761 million. DBCT has been finalising the calculation of the actual costs of the phase 2/3 expansion. The management of DBCT currently estimate that final costs will be A$746 million plus A$93 million financing and IDC for a total of A$839 million. Approval of the amended DAAU covering the actual costs will increase the regulated asset base (RAB), increase the ARR for the period between commissioning and approval, and trigger a one-off recovery of that revenue (in the order of A$19 million). In the unlikely event that the amended DAAU is not approved, then DBCT will not receive a return on the additional capital cost. DBCT is undertaking a program of Non Expansionary Capital Expenditure (NECAP) works which has been approved by the users, the cost of which is also anticipated to be included into the RAB. NECAP costs to date are approximately A$26 million of which A$10.3 million has already been approved (and included in the RAB) by the QCA. DBCT’s management currently estimates that final NECAP costs will be approximately A$56 million, with expenditure expected to be completed by June 2012. (2) Regulatory risks relating to Powerco Powerco’s electricity and gas distribution businesses are subject to economic regulation administered by the New Zealand Commerce Commission (NZCC). Powerco’s electricity distribution business is subject to price path and quality thresholds. The default price path (DPP) threshold determines the annual increase in the price that is able to be applied by Powerco. The DPP is in the form of a “CPI-X” threshold. That is, Powerco is permitted to increase its prices by CPI minus the prescribed ‘X-factor’. The current DPP period ends on 31 March 2015. On 30 November 2009 the NZCC published a final decision which provides that for the next pricing period all New Zealand electricity lines companies, including Powerco, will have an ‘X-factor’ of zero (ie this means Powerco may increase prices by CPI every year). If the NZCC decides to increase the X-factor following 31 March 2015, Powerco’s revenue could be reduced as a result. The DPP also provides for an adjustment to the X-factor to be determined for lines companies from April 2012. The NZCC is currently in a consultation phase to finalise the Input methodologies that will be used for setting any such X-factor adjustments. If the NZCC applies a positive (ie upward) adjustment to the X-factor applicable to Powerco, increases to its revenue could be further limited, or its revenue could even be decreased.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 112 PRIME INFRASTRUCTURE The same input methodologies will be used to assess Customised Price Paths (CPP) for any lines company that elect to move from the DPP to a CPP. Powerco’s gas distribution business is subject to an authorisation issued by the NZCC in October 2008. The authorisation also provides for a “CPI-X” threshold, with an X factor of zero (i.e. it may increase prices by CPI every year). The gas distribution authorisation expires on 30 June 2012, at which time Powerco’s gas distribution business will become subject to DPP/CPP regulation. The NZCC is currently developing the DPP for gas distribution businesses which will apply from 1 July 2012. The NZCC’s decisions on the ‘X’ factor and any X-factor adjustment to be applied from 1 July 2012 may affect Powerco’s revenue. (3) Risk relating to change of interest in Powerco Prime owns 42% of Powerco. The balance of 58% is owned by funds associated with QIC Limited (QIC Parties). There are three scenarios which could result in changes to Prime’s 42% interest in Powerco. Change of control: Under the terms of the Powerco shareholders’ agreement, the Schemes would trigger a process whereby the consent of the QIC Parties would be required to the Prime change of control resulting from the Schemes or the Takeover Bid. The QIC Parties must act reasonably and in good faith and must provide their consent if, in their reasonable opinion, BIP satisfies certain criteria set out in the shareholders’ agreement. If the QIC Parties are not so satisfied, the agreement sets out a process by which the QIC Parties have an option to purchase Prime’s 42% interest at an agreed price, or in the absence of such agreement, at fair market value to be determined by an independent expert. Accordingly there is a risk that, should the QIC Parties determine BIP does not meet the criteria set out in the shareholders’ agreement and a sale price is unable to be agreed, Prime may be forced to sell its 42% interest in Powerco at a price determined by an independent expert. The QIC Parties issued a notice to Prime informing it that they did not consider that BIP meets the criteria set out in the shareholders’ agreement and that the change of control was not approved. Prime has reserved its rights to dispute the validity of this notice but in any event, Prime and the QIC Parties have agreed to a suspension of the change of control procedures, to allow the sale and purchase discussions referred to below to proceed. Shareholder deadlock: The terms of the Powerco shareholders’ agreement provide that where Prime and the QIC Parties cannot agree certain matters at two sequential directors’ meetings, either party may issue a deadlock notice. Upon issuance of a deadlock notice there is a resolution process to be followed that involves, initially, good faith discussions between senior executives to endeavour to resolve the deadlock. If the parties are unable to resolve the deadlock then the process escalates to, for operational matters, expert determination and, for non-operational matters, a mechanism whereby 100% of Powerco must be sold via a process that is administered by an independent financial adviser in accordance with the provisions set out in the shareholders’ agreement. Prime has issued a formal deadlock notice to the QIC Parties in relation to certain matters unable to be agreed at two previous (and sequential) directors’ meetings. Prime considers the matters the subject of its deadlock notice to be non-operational in nature, however no determination on their nature has yet been made by the Powerco Board of directors. There is a risk that if (consistent with Prime’s view) the matter is determined by the Powerco board to be a non-operational matter, the sale process described above could be triggered resulting in Prime being forced to sell its 42% interest in Powerco at a price determined by a third party. Although Prime has issued the deadlock notice, as the parties are in discussions regarding an agreed sale or purchase (see below), senior executives of the parties have not yet met to resolve the deadlock. Prime and the QIC Parties have agreed to a suspension of the deadlock process to allow the sale and purchase discussions referred to below to proceed. Agreed sale or purchase: Prime and the QIC Parties have commenced preliminary discussions regarding the possible sale of Prime’s 42% interest to the QIC Parties, or in the alternative, the possible acquisition of an additional 8% interest by Prime from the QIC Parties. No agreement has been reached and it is possible that the parties may not reach agreement on a sale or purchase. It is expected that any sale or purchase that may result from these negotiations will be at a price that reflects fair market value. (4) NGPL refinance As noted in Section 4.9(f)(2), Prime and its consortium partners are currently investigating refinancing options for some of the associated debt in the NGPL structure, as a result of the NGPL Settlement. There is US$600 million of non-recourse debt at the Myria level within the NGPL structure (Prime’s proportional share of this debt is 33% or US$198 million) that has a maturity date of February 2013. This debt facility will be required to be refinanced and/or renegotiated in advance of its maturity date as a consequence of the reduced cash flow profile arising from the NGPL Settlement. The exact form of this refinance and/or renegotiation is currently being assessed by Prime and its consortium partners. The Prime Directors are not currently in a position to accurately determine the quantum, if any, of equity required and/or the requirement to reinvest distributions received from NGPL that may be required with respect to the refinancing or renegotiation of this debt. However, there is a risk that the steps taken to refinance and/or renegotiate the debt could result in a reduction in the cash flows available to Prime from its NGPL investment. (5) AET&D liabilities On 31 August 2007, Prime was part of a consortium that acquired Alinta Limited. As part of this transaction, Prime is party to an umbrella agreement and a participation deed. The effect of these two agreements is that Prime is responsible in its proportionate percentage (17.55%) for any “Unallocated Liabilities” (as defined in the

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 113 umbrella agreement) which do not relate specifically to a consortium business. Any known Unallocated Liabilities have been recognised in Prime’s financial statements as at 30 June 2010. However, there is a risk that further Unallocated Liabilities could subsequently emerge that may require Prime to fund its proportionate percentage. (6) Environmental risks With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Prime could be subject to increasing environmental responsibility and liability. Specifically, many jurisdictions in which Prime operates are considering the implementation of arrangements relating to the regulation of carbon emissions. The majority of Prime’s carbon emissions relates to gas distribution and transmission assets. Prime’s carbon exposure(1) in 2009 was approximately 320,000 tonnes CO2 in Australian assets and approximately 670,000 tonnes CO2 in non-Australian assets. The nature and extent of future regulation, including in Australia, is uncertain, but is expected to become more complex and stringent. It is difficult to assess the impact any changes on Prime, however, pass through of costs is being discussed in certain jurisdictions. To the extent that such regimes (or other carbon emissions regulations) become applicable to the operations of Prime (and the costs of such regulations are not able to be fully passed on to consumers), its financial performance may be impacted. (7) Disputes Prime is currently in dispute with the Western Australian Office of State Revenue regarding an assessment of stamp duty in the amount of A$71,345,520(2) arising from the acquisition of the WestNet Rail business in 2006. Prime has paid the assessment in full. Prime is exercising its right to appeal the matter to the Western Australian State Administrative Tribunal. Prime’s success in relation to the appeal depends on the correct legal characterisation of the assets constituting the WestNet Rail business and the market value of such assets at the time the business was acquired in 2006. (8) WestNet Rail grain lines WestNet Rail owns a network of rail infrastructure which comprises 5,100 km of rail. 45% of it (2,200km) is narrow gauge, used primarily for the transport of grain (Grain Lines). Sleeper replacement, estimated to cost A$250 million, is required over the next three years to keep the grain rail network operationally competitive with road transport. Prime is currently in negotiations with the Commonwealth Government and the WA State Government in relation to potential government funding of the replacement of some of the sleepers on the WestNet Rail Grain Lines. The WA State Government commissioned a report from the Strategic Grain Network Committee (SGNC) into the narrow gauge rail network’s future viability in Western Australia. The report issued by the SGNC in January 2010 confirmed: that WestNet Rail has met its commercial and maintenance obligations under the lease (this has been confirmed in writing by the Minster); that the government needs to invest ~A$165 million (representing ~1,400km of track). The report breaks the ~A$165 million funding down into “zonal or tier packages”, the first of which was announced on 12 January 2010 for the main line to Albany, which is estimated to take 12 months to complete; and that 736km of the Grain Lines (being the Tier 3 grain lines) will be closed over the next two years (which would have cost ~A$95 million to upgrade) as it is more economical for the WA State Government to invest in upgrading the roads than re-sleepering the track. WestNet Rail is party to a relationship agreement with certain third parties pursuant to which it provides access to the Grain Lines. One of those parties has alleged that, pursuant to the agreement, certain closures of the Grain Lines would oblige WestNet Rail to pay it an amount of A$62 million, which WestNet Rail believes has no legal basis. The report from the SGNC noted above which recommended those lines will remain open and the January 2010 funding announcement by the WA State Government for the main line to Albany mitigates this potential risk. If all the funding that has been recommended by SGNC is actually received then the risk will be further mitigated. There is no risk of a closure amount being payable in respect of the Tier 3 grain lines if the WA State Government decides not to fund those upgrade works. An agreement has been concluded with the Public Transport Authority (on behalf of the WA State Government) to enable the re-sleepering works to be performed, subject to the funding being provided by the governments. An authorisation notice to commence works, at least in relation to 50% of the costs on the main line to Albany, has now been received. (9) Native title risk Infrastructure assets may require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, including in Australia where the existence or declaration of native title may affect the existing or future activities of Prime and impact on its operational and financial performance. 1. Being Prime’s proportion of the relevant asset’s carbon exposure in the case of non-wholly owned assets. Carbon emissions are scoped for the 2008/09 period as per the National Greenhouse and Energy Reporting Act 2007 (Cth). 2. The assessment in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited is in the amount of A$71.3 million. Prime’s share of this amount is A$46.4 million. The balance of A$24.9 million was received from Queensland Rail under a contractual right of indemnity, as Queensland Rail was the acquirer of the ARG “above rail” business in 2006.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 114 PRIME INFRASTRUCTURE Australian native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In certain circumstances, compensation could be required to be paid to the native title holders. (10) Change of control provisions A Prime change of control resulting from the Schemes or the Takeover Bid may trigger rights by third parties under contracts with Prime and its Affiliates. Prime is aware of a number of such provisions, but the only instance where the effect of triggering such provisions is considered material relates to Powerco as outlined in Section 7.2(b)(3) above. (c) Risks relating to the businesses of both Brookfield Infrastructure and Prime Each of the following risks applies to each of the Brookfield Infrastructure Merged Group, Brookfield Infrastructure and Prime (whether or not the Schemes proceed). (1) Uninsurable losses and force majeure events The assets of infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third party claims. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. The occurrence of certain force majeure events may adversely affect a party’s ability to perform its obligations until it is able to remedy the force majeure event. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in permanent loss of customers, substantial litigation or penalties for regulatory or contractual noncompliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. Business interruption insurance is not always available, or economic, to protect the business from these risks. Given the nature of the assets to be operated by the Brookfield Infrastructure Merged Group, Brookfield Infrastructure and Prime, they may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premiums. For example, the timber operations operated by Brookfield Infrastructure are not insured against losses from fires, many components of the Chilean Transmission Operations are not insured against losses from earthquakes and NGPL, Powerco and IEG self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsured event could have a material adverse effect on financial performance. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by the Brookfield Infrastructure Merged Group, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the return received by the Brookfield Infrastructure Merged Group. (2) Construction risk Investments in new infrastructure projects during the construction phase are likely to retain some residual risk that the project will not be completed within budget, within the agreed timeframe, to the agreed specifications and, where applicable, be successfully integrated into the existing assets. During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flows, an increase in the capital needed to complete construction, and the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier. Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs and funds being insufficient to complete construction. Such increases may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required. Delays in project completion can result in an increase in total project construction costs through higher capitalised interest charges and additional labour and material expenses and, consequently, an increase in debt service costs. It may also affect the scheduled flow of project revenues necessary to cover the scheduled operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. The experience, reputation and financial, human and technical resources of the head contractor, key subcontractors and major equipment suppliers for a project are factors relevant in determining the likelihood of the timely completion of the project at the stated price. Satisfactory financial resources are necessary to support the construction contractor’s obligations relating to liquidated damage payments, performance bonds, indemnities and self-insurance obligations. Sufficient human and technical resources are also necessary to enable them to satisfy their contractual requirements. These risks are often mitigated by entering into turn-key contracts with availability and performance warranties, liquidated damages regimes, performance bonds, indemnities and self-insurance obligations. (3) Impact of labour disruptions and collective bargaining agreements Several of the operations of the Brookfield Infrastructure Merged Group will have workforces that are unionised and, as a result, they are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity of the Brookfield

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 115 Infrastructure Merged Group were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption to its operations, higher ongoing labour costs and restrictions of its ability to maximise the efficiency of its operations, which could have a material adverse effect on its operations and financial results. (4) Acquisitions implementation Any acquisition that the Brookfield Infrastructure Merged Group may choose to complete will likely change the scale of its business and operations and will likely involve some or all of the following risks, which could materially and adversely affect its business, results of operations or financial condition: the difficulty of integrating the acquired operations and personnel into the current operations; potential disruption of the current operations; diversion of resources, including time and attention; the difficulty of managing the growth of a larger organisation; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; and the risk of environmental or other liabilities associated with the acquired business. Success in its acquisition activities depends on the ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with existing operations. In addition, if any acquisition, including the implementation of the Schemes, is completed, the anticipated benefits may not be achieved on a timely basis, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. (5) Competition risks The Brookfield Infrastructure Merged Group is likely to face competition for acquisitions from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks and commercial finance companies. Some of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than will be available to the Brookfield Infrastructure Merged Group. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. In addition, because of Brookfield Infrastructure’s affiliation with Brookfield, there is a risk that when the Brookfield Infrastructure Merged Group participates with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, the Brookfield Infrastructure Merged Group may become subject to anti-trust or competition laws that it would not be subject to if it were acting alone. These factors may create competitive disadvantages for the Brookfield Infrastructure Merged Group with respect to acquisition opportunities. Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that the businesses of the Brookfield Infrastructure Merged Group, Brookfield Infrastructure or Prime can renew all their existing contracts or win additional contracts with its existing or potential customers. The ability of the businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access and alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced. (6) Impact of leveraged assets and financial covenants The operating entities of the Brookfield Infrastructure Merged Group may have, a significant degree of leverage on their assets, including acquisition-related leverage. In addition, they may increase the leverage on the assets. A leveraged entity’s income and net assets tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the associated risk of loss is generally greater than for entities with comparatively less debt. BILP currently has available to it the facility described in Section 6.5(b). Under the terms of that facility, if BILP fails to satisfy any debt service obligations under the facility or breaches any financial or operating covenants under the credit facility, it is prohibited from making any distributions until the breach is cured or the lenders could declare all advances outstanding under the senior secured credit facility to be immediately due and payable and seek to exercise their rights against the collateral securing BILP’s obligations under the facility. (7) Changes in tolls or regulated rates Some of Brookfield Infrastructure’s utilities operations are regulated with respect to revenues and they recover their investment through tolls or regulated rates which are charged to third parties (including generating companies). Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. In general, Brookfield Infrastructure’s utilities operations are entitled to earn revenue that represents a rate of return on the regulated investment value of assets and to collect provisions for operating, maintenance and administrative costs. If any of the respective regulators in the jurisdictions in which Brookfield Infrastructure’s operates decide to change the tolls or rates Brookfield Infrastructure is allowed to charge or the amounts of the provisions Brookfield Infrastructure is allowed to collect, Brookfield Infrastructure may not be able to earn a rate of return on Brookfield Infrastructure’s businesses that Brookfield Infrastructure had planned or Brookfield Infrastructure may not be able to recover its initial investment cost. Any significant changes in tolls or rates may result in material changes to the revenue or profitability of the affected operation. (8) Default of clients of utilities operations Some of Brookfield Infrastructure’s utilities operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 116 PRIME INFRASTRUCTURE departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Brookfield Infrastructure’s utilities operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, Brookfield Infrastructure has a single customer which represented approximately 71% of revenues of Brookfield Infrastructure’s Chilean Transmission Operations in 2009. As this accounts for a majority of its cash flow, Brookfield Infrastructure’s Chilean Transmission Operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer. (9) Default of clients of fee for service operations Brookfield Infrastructure’s fee for service operations have a broad portfolio of clients, including some of the world’s largest mining companies, however should any of Brookfield Infrastructure’s clients experience financial problems it may have a significant impact on their creditworthiness. Brookfield Infrastructure cannot provide assurance that one or more of these clients will not default on their obligations to Brookfield Infrastructure or that such a default or defaults will not have a material adverse effect on its fee for service operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of Brookfield Infrastructure’s clients, or some other similar proceeding or liquidity constraint, might make it unlikely that Brookfield Infrastructure would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of Brookfield Infrastructure’s products and services, which could have a material adverse effect on its results of operations and financial condition. (10) Changes in government regulation relating to the fee for service operations Brookfield Infrastructure’s fee for service operations involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. This is due to the essential nature of the services provided by Brookfield Infrastructure’s fee for service operations and the fact that the services are usually provided on a monopoly or near monopoly basis. The nature of these commitments exposes Brookfield Infrastructure to a higher level of regulatory control than typically imposed on other businesses. The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, with a view towards enhancing national security, can affect Brookfield Infrastructure’s fee for service operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect Brookfield Infrastructure’s fee for service operations or a project’s performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for Brookfield Infrastructure through directions to spend money to improve security, reliability or quality of service. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly change the economics of Brookfield Infrastructure’s fee for service operations. (11) Other risks relating to the transportation (fee for service) operations There are a variety of risks relating to the transportation operations of the Brookfield Infrastructure Merged Group, including: the financial performance of the transportation operations may be affected by economic recessions or downturns; and changes in government regulation, including changes to access rights, could adversely affect economic returns or cash flow; the transportation operations may require substantial capital expenditures in the future. (12) Capital expenditure Brookfield Infrastructure’s utilities, fee for service, timber or social infrastructure operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, structures and technology and maintenance and repair of equipment related to its operations. Any failure to make necessary capital expenditures to maintain Brookfield Infrastructure’s operations in the future could impair the ability of its operations to serve existing customers or accommodate increased volumes. In addition, Brookfield Infrastructure may not be able to recover such investments based upon the rates Brookfield Infrastructure operations are able to charge. In addition, in some of the jurisdictions in which Brookfield Infrastructure has utilities, fee for service, timber or social infrastructure operations, such as Chile, certain maintenance capital expenditures may not be covered by the regulatory framework. If Brookfield Infrastructure’s operations in these jurisdictions require significant capital expenditures to maintain its asset base, Brookfield Infrastructure may not be able to cover such costs through the regulatory framework. In addition, Brookfield Infrastructure may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework. 7.3 General risks (a) Share market conditions Any securities traded on a securities exchange are subject to general risk factors which affect their price. In recent years, BIP Interests and global securities markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. Some of the factors that could negatively affect the price of BIP Interests include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets;

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 117 actual or anticipated variations in the quarterly operating results or distributions of the Brookfield Infrastructure Merged Group; changes in the investments or asset composition of the Brookfield Infrastructure Merged Group; write-downs or perceived credit or liquidity issues affecting the assets of the Brookfield Infrastructure Merged Group; market perception of the Brookfield Infrastructure Merged Group, its business and assets; the level of indebtedness of the Brookfield Infrastructure Merged Group and/or adverse market reaction to any indebtedness incurred in the future; additions or departures of Brookfield Infrastructure’s or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community; and changes in U.S. tax laws that make it impractical or impossible for BIP to continue to be taxable as a partnership for U.S. federal income tax purposes. These risk factors are generally unpredictable and may have implications that are unrelated or disproportionate to the operating performance of the listed entity. There can be no assurance that the market price of BIP Interests will not experience significant fluctuations in the future, including fluctuations that are unrelated to the performance of the Brookfield Infrastructure Merged Group. These risks apply equally to Prime Securityholders’ current investment in Prime. (b) Economic climate and government regulation All of the operating entities of the Brookfield Infrastructure Merged Group depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on the financial condition and results of operations. The financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which the Brookfield Infrastructure Merged Group has no control such as: the regulatory environment related to the business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social and economic developments that may occur in or affect the countries in which the Brookfield Infrastructure Merged Group operates or the countries in which the customers of the Brookfield Infrastructure Merged Group operates or both. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the breakdown or failure of equipment or processes, labour disputes, industrial accidents and the need to comply with the directives of central and local government authorities. These risks apply equally to Prime Securityholders’ current investment in Prime. (c) Risks relating to the global economy Many industries, including the industries in which the Brookfield Infrastructure Merged Group operates, are impacted by the recent adverse events in global financial markets which have had a profound effect on global economies. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A continued or worsened slowdown in the financial markets or other key measures of the global economy, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect the growth and profitability of the Brookfield Infrastructure Merged Group. The demand for services provided by the operations are, in part, dependent upon and correlated to economic growth of the regions applicable to the assets and the demand for services sought by the customers of the relevant assets. Lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by the assets. Specifically, the recent global credit/liquidity crisis could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; and the devaluation and volatility of global stock markets could materially impact the valuation of BIP Interests. Any one of these factors could have a material adverse effect on the condition and results of operations of the Brookfield Infrastructure Merged Group. If such increased levels of volatility and market turmoil continue, the operations of the Brookfield Infrastructure Merged Group could be adversely impacted and the trading price of BIP Interests may be adversely affected. These risks apply equally to Prime Securityholders’ current investment in Prime. (d) Disputes and litigation The Brookfield Infrastructure Merged Group, like any business, is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained at this time. Any material or costly dispute or litigation could adversely affect the value of the assets or future financial performance of the Brookfield Infrastructure Merged Group. In addition, the Brookfield Infrastructure Merged Group, as a result of the actions of the Holding Entities, could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 118 PRIME INFRASTRUCTURE a negative impact on the financial position or operating results of the Brookfield Infrastructure Merged Group during a given quarter or financial year. These risks apply equally to Prime Securityholders’ current investment in Prime. (e) Legal systems The Brookfield Infrastructure Merged Group will operate in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, the Brookfield Infrastructure Merged Group could experience potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters. In addition, in certain jurisdictions, the Brookfield Infrastructure Merged Group may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licences required or desirable for, or agreements entered into in connection with, the Brookfield Infrastructure Merged Group’s business in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licences, permits or approvals (or applications for licences, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured. These risks apply equally to Prime Securityholders’ current investment in Prime. (f) General taxation risks The Brookfield Infrastructure Merged Group will operate in many countries, each with separate taxation authorities and differing regulations which results in significant complexity. Any changes to taxation law, its interpretation or its administration may increase the amount of tax paid by the Brookfield Infrastructure Merged Group or impact the treatment of tax losses that may have been, or may be, accumulated. These changes could adversely impact the accounting profit and loss recognised by Brookfield Infrastructure Merged Group, the cash tax that it pays and the tax treatment of distributions to BIP Securityholders. These risks apply equally to Prime Securityholders’ current investment in Prime. (g) Possible taxes and tax filing obligations in other jurisdictions Because of BIP Securityholders’ holdings in BIP, BIP Securityholders may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which they are a resident for tax purposes or are not otherwise subject to tax. Although Brookfield Infrastructure will attempt, to the extent reasonably practicable, to structure its operations and investments so as to minimise income tax filing obligations by BIP Securityholders in such jurisdictions, there may be circumstances in which Brookfield Infrastructure is unable to do so. Income or gains from Brookfield Infrastructure’s holdings may be subject to withholding or other taxes in jurisdictions outside BIP Securityholders’ jurisdiction of residence for tax purposes or in which they are not otherwise subject to tax. If any BIP Securityholders wish to claim the benefit of an applicable income tax treaty, such BIP Securityholders may be required to submit information to Brookfield Infrastructure and/or the tax authorities in such jurisdictions. (h) Transfer pricing risks To the extent that Brookfield Infrastructure enters into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by Brookfield Infrastructure and therefore the return to investors could be reduced. The BIP General Partner and BILP GP believe that the base management fee (as described in Annexure C under “Master Services Agreement”) and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and are comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. The BIP General Partner and BILP GP therefore do not anticipate that the amounts of income (or loss) allocated to BIP Securityholders will be adjusted. However, no assurance can be given in this regard. If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of BIP or BILP, such assertion could result in adjustments to amounts of income (or loss) allocated to BIP Securityholders by BIP for tax purposes. In addition, Brookfield Infrastructure may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. The BIP General Partner and BILP GP advise that satisfactory contemporaneous documentation for these purposes has been and will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement. Accordingly, the BIP General Partner and BILP GP do not anticipate that the amounts of income (or loss) allocated to BIP Securityholders for tax purposes will be required to be adjusted or that BIP Securityholders, BIP or BILP will be subject to transfer pricing penalties described above. However, no assurance can be given in this regard.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 119 (i) Occupational health and safety and accident risks Infrastructure projects and operational assets are exposed to the risk of accidents that may give rise to personal injury, loss of life, damage to property, disruption to service and economic loss as well as the potential loss, forfeit or suspension of operating licences and potential litigation, material compensation having to be made, claims and fines or other legislative sanction as a result of these accidents, all of which have the potential to impact the cash flow of the Brookfield Infrastructure Merged Group and its ability to make distributions. Some of the tasks undertaken by employees are inherently dangerous and have the ability to result in serious injury or death. Occupational health and safety legislation and regulations differ in each jurisdiction. If a serious accident were to occur, it could result in material compensation payments having to be made, the loss of a licence or permit required to carry on the business, or other legislative sanction, all of which have the potential to impact the cash flow of the Brookfield Infrastructure Merged Group and its ability to make distributions. These risks apply equally to Prime Securityholders’ current investment in Prime. Prime Securityholders’ current investment in Prime is also subject to exchange rate risk and the risk of poorer overall investment performance as a result of hedging of such risk (although generally only in respect of parts of Prime’s business conducted outside Australia). (j) Credit availability and cost General economic and business conditions that impact the debt or equity markets, such as the recent global financial crisis, could impact the availability of credit to, and cost of credit for, the Brookfield Infrastructure Merged Group. The Brookfield Infrastructure Merged Group will have revolving credit facilities and other short term borrowings and the amount of interest charged on these will fluctuate based on changes in short term interest rates. Any economic event that limits the Brookfield Infrastructure Merged Group’s access to capital or that precipitates a significant rise in interest rates could have a material adverse effect on the Brookfield Infrastructure Merged Group’s financial results, business prospects and financial condition. While the BIP General Partner believes that the Brookfield Infrastructure Merged Group’s cash, cash equivalents and short term investments combined with cash flow generated from operations will be sufficient for it to make the foreseeable required level of capital investment, no assurance can be given that additional capital investments will not be required. If the Brookfield Infrastructure Merged Group is unable to generate enough cash to finance such additional capital expenditure through operating cash flow, the Brookfield Infrastructure Merged Group may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing shareholders at the time and any additional indebtedness would increase the debt payment obligations of the Brookfield Infrastructure Merged Group, and may negatively impact its results of operations. These risks apply equally to Prime Securityholders’ current investment in Prime. (k) Foreign exchange The Brookfield Infrastructure Merged Group’s functional currency following implementation of the Schemes will be US dollars. However, significant portions of the Brookfield Infrastructure Merged Group’s revenues, expenses and assets will continue to be denominated in Australian dollars, United States dollars and British pounds (in addition to other currencies). Exchange rate movements will therefore play a significant part in the market returns achieved by the Brookfield Infrastructure Merged Group in currencies other than US dollars. The Brookfield Infrastructure Merged Group may hedge foreign currency transactions using forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions will generally depend on the ability to structure contracts that appropriately offset the risk position. As a result, while the Brookfield Infrastructure Merged Group may enter into such transactions, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Prime Securityholders’ current investment in Prime is also subject to regulatory controls and to the risk such controls may change or that penalties, liabilities, curtailment of operations or compliance costs may arise under them. (l) Reliance on computerised business systems The Brookfield Infrastructure Merged Group will place significant reliance on information technology. Its computer systems will include custom developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, the Brookfield Infrastructure Merged Group will rely upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to the Brookfield Infrastructure Merged Group’s operations. The failure of any such systems for a significant time period could have a material adverse effect on the Brookfield Infrastructure Merged Group’s financial results, business prospects and financial condition. (m) Regulatory risk In many instances, ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than is typically imposed on other businesses. For example, the timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs and the utilities operations are subject to government regulation of their rates and revenues. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations could affect the operating entities substantially.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group 120 PRIME INFRASTRUCTURE In addition, the utilities operations of the Brookfield Infrastructure Merged Group will be subject to laws and regulations setting standards for maintaining the integrity of transmission and distribution systems, maintaining system reliability and reducing outages. The laws and regulations provide for penalties and other statutory, administrative and/or criminal liabilities for the violation of such standards and for system disruptions resulting from equipment failures or other events, which may have a detrimental impact on the financial performance of the utilities operations. In addition, if the utilities operations do not comply with the laws, regulations and standards, regulatory agencies could seek to curtail their operations and to require significant expenditures on compliance, new equipment or technology, reporting obligations and research and development. Periodically, the Brookfield Infrastructure has experienced outages of its transmission systems in North and South America. In the last three months, Transelec experienced four outages of its high voltage transmission system in Chile of varying durations. Transelec is currently working governmental authorities and external advisors to determine the root cause of these outages. In addition, the operating entities of the Brookfield Infrastructure Merged Group are subject to laws and regulations relating to pollution and the protection of the environment. National and local environmental laws and regulations affect the operations of infrastructure projects. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of infrastructure projects, through increased compliance costs or otherwise. The operating entities of the Brookfield Infrastructure Merged Group are also subject to laws and regulations governing health and safety matters, protecting both the public and their employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of the operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences. There is also the risk that the operating entities do not have, or might not obtain, permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licences are obtained before the commencement of operations, many of these licences and permits have to be renewed or maintained over the life of the business. The conditions and costs of these permits, licences and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non-renewal could have a material adverse effect on the financial performance of the Brookfield Infrastructure Merged Group. 7.4 Risks relating to the Schemes (a) Integration The Schemes will involve the combination of the businesses of Brookfield Infrastructure and Prime which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Brookfield Infrastructure Merged Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner. There is a risk that the benefits described in Section 3.4 of the Scheme Booklet may not be achieved on a timely basis, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. Potential issues and complications influencing the achievement of a successful integration and of targeted benefits include: integrating management information systems; merging the culture and management styles of two organisations; experiencing lower than expected cost savings; integrating IT and support functions; unintended losses of key employees; and market conditions or changes in the regulatory environment impacting the ability of the Brookfield Infrastructure Merged Group to leverage its increased international scale, presence and market intelligence to achieve anticipated benefits. Detailed planning for a smooth integration of the businesses is taking place to reduce the risk of these issues occurring. However, a risk remains that difficulties of the nature described above may arise. Any failure to achieve the anticipated benefits could impact the financial performance and position of the Brookfield Infrastructure Merged Group. (b) Transaction costs Brookfield Infrastructure, the BIP General Partner and Prime will incur transaction, integration and restructuring costs in connection with the Schemes. Both Brookfield Infrastructure and Prime will pay transaction fees and other expenses related to the Schemes, including financial advisers’ fees, filing fees, legal and accounting fees, regulatory fees and mailing costs. It is difficult to predict the full extent of these costs before the integration process begins. The Brookfield Infrastructure Merged Group may incur additional unanticipated costs as a consequence of difficulties arising from efforts to integrate the operations of the businesses. Although the BIP General Partner expects that the elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of the businesses, can offset incremental transaction, integration and restructuring costs over time, the BIP General Partner cannot give any assurance that this net benefit will be achieved in the near term, or even at all.

SECTION 7 PROSPECTUS – Risks relating to the Brookfield Infrastructure Merged Group SCHEME BOOKLET 121 (c) Initial potential of high volumes of sale of BIP Interests issued under the Schemes Some Prime Securityholders may not intend to continue to hold BIP Interests issued to them under the Schemes and may wish to sell their BIP Interests on TSX or NYSE. There is a risk that if a significant number of Prime Securityholders seek to sell their BIP Interests, this may adversely impact the price of BIP Interests in the short term. This risk is in part mitigated by the option in favour of each Eligible Prime Securityholder to elect to have up to 4,000 BIP Interests to be received pursuant to the Scheme sold under the Liquidity Facility. However, should the amount available under the Liquidity Facility be insufficient to satisfy demand under that facility, there will be competing sales of BIP Interests to satisfy that demand and claims under the Ineligible Foreign Securityholder Facility. (d) Indirect acquisition of WestNet Rail As a consequence of PIHL’s indirect interest in the assets of the WestNet Rail business, the acquisition of the Prime Securities under the Schemes and the subsequent transfer of those securities to an Affiliate of BIP may each give rise to a liability to Western Australian stamp duty for BIP. Whether such a liability does arise, and if so the extent of that liability, essentially depends on how the current WestNet Rail stamp duty dispute described in Section 7.2(b)(7) above is determined.

122 PRIME INFRASTRUCTURE Section 8. Implementation of the Scheme 8.

SECTION 8 Implementation of the Scheme SCHEME BOOKLET 8.1 Implementation Deed On 23 August 2010, Prime and BIP entered into an Implementation Deed in relation to the Schemes under which Prime agreed to propose the Schemes. A summary of the Implementation Deed is set out in Section 9. 8.2 Deed Poll On 23 September 2010, BIP executed the Deed Poll, pursuant to which BIP has agreed, subject to the Schemes becoming Effective, to perform its obligations under the Company Scheme and the Trust Schemes, including the obligation to provide the Scheme Consideration to the Scheme Securityholders. A copy of the Deed Poll is attached as Annexure E to this Scheme Booklet. 8.3 Company Scheme Meeting On or about the date of this Scheme Booklet, the Court ordered that the Company Scheme Meeting be convened in accordance with the notice of Company Scheme Meeting set out in Annexure H to this Scheme Booklet. Each Prime Securityholder (other than the Excluded Securityholder) who is registered on the Register at 7.00pm on Tuesday, 2 November 2010 is entitled to attend and vote at the Company Scheme Meeting, either in person or by proxy or attorney or, in the case of a body corporate, by its corporate representative appointed in accordance with section 250D of the Corporations Act. Voting at the Company Scheme Meeting will be by poll. To be approved under paragraph 411(4)(a) of the Corporations Act, the Company Scheme Resolution must be passed at the Company Scheme Meeting by: (a) a majority in number of Prime Securityholders (other than the Excluded Securityholder) present and voting (in person or by proxy, attorney or, in the case of a corporation, its duly appointed corporate representative)(1); and (b) at least 75% of the total votes cast at the Company Scheme Meeting. Instructions on how to attend and vote at the Company Scheme Meeting (in person or by proxy, attorney or, in the case of a corporation, its duly appointed corporate representative) are set out in Section 1 and Section 3.10 of this Scheme Booklet. 8.4 Court approval In the event that: (a) the Schemes are agreed to by the requisite majorities of Prime Securityholders (other than the Excluded Securityholder) at the Company Scheme Meeting; and (b) all Conditions Precedent have been satisfied or waived (if they are capable of being waived) (see Section 9.3(a)), then Prime will apply to the Court for orders approving the Company Scheme and for the Judicial Advice in respect of the Trust Schemes. Each Prime Securityholder has the right to appear at the Second Court Hearing. 8.5 Trust Scheme meetings Each Prime Securityholder (other than the Excluded Securityholder) who is registered on the Register at 7.00pm on Tuesday, 2 November 2010 is entitled to attend and vote at each of the PIT Trust Scheme Meeting and the PIT2 Trust Scheme Meeting, either in person or by proxy or attorney or, in the case of a body corporate, by its corporate representative appointed in accordance with section 250D of the Corporations Act. Voting at the each of the Trust Scheme meetings will be by poll. Pursuant to section 601GC(1) of the Corporations Act, the Trust Scheme Resolutions relating to the amendment of the PIT Constitution and PIT2 Constitution must each be passed by at least 75% of the total number of votes cast on the relevant resolutions by Prime Securityholders at the Trust Scheme meetings. The Trust Scheme Resolutions to approve the acquisition of PIT and PIT2 units under section 611, item 7 of the Corporations Act must each be passed by a majority (i.e., more than 50%) of the total number of votes cast on the relevant resolutions by Prime Securityholders (other than the Excluded Securityholder) at the Trust Scheme meetings. Instructions on how to attend and vote at each of the Trust Scheme meetings (in person or by proxy, attorney or, in the case of a corporation, its duly appointed corporate representative) are set out in Section 1 and Section 3.10 of this Scheme Booklet. 8.6 Effective Date The Company Scheme will, subject to the approvals being given as referred to above, become Effective on the Effective Date, being the date an office copy of the Court order from the Second Court Hearing approving the Company Scheme is lodged with ASIC. Prime will, on the Company Scheme becoming Effective, give notice of that event to the ASX. The Trust Schemes will, subject to the resolutions being passed at the Trust Meetings and receipt of the Judicial Advice, become Effective on the Effective Date. Prime intends to apply to the ASX for Prime Securities to be suspended from official quotation on the ASX from close of trading on the Effective Date. 8.7 Record Date Those Prime Securityholders (other than the Excluded Securityholder) on the Register on the Scheme Record Date (i.e. at 7.00pm on the fifth Business Day after the Effective Date) will become entitled to the Scheme Consideration, subject to the terms of the Liquidity Facility and the Ineligible Foreign Securityholder Facility, in respect of the Prime Securities they hold at that time (in this Scheme Booklet, those Prime Securityholders are referred to as Scheme Securityholders). 1. Unless the Court orders otherwise. The Court has a discretion to dispense with the majority by number requirement.

SECTION 8 Implementation of the Scheme 124 PRIME INFRASTRUCTURE 8.8 Determination of persons entitled to Scheme Consideration (a) Dealings on or prior to the Record Date For the purposes of calculating entitlements under the Schemes, any dealing in Prime Securities will only be recognised if: (1) in the case of dealings of the type to be effected by CHESS, the transferee is registered in the Register as the holder of the relevant Prime Securities on the Scheme Record Date; and (2) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the Prime Registry. Subject to the Corporations Act, Listing Rules and the constitutions of Prime, Prime must register transmission applications or transfers which it receives by the Scheme Record Date. Prime will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Prime Securities received after the Scheme Record Date. (b) Dealings after the Record Date For the purposes of determining the entitlement to Scheme Consideration, Prime will, until the Scheme Consideration has been provided, maintain the Register, subject to the comments in Section 8.8(a), in its form as at the Scheme Record Date. The Register in this form will solely determine entitlements to Scheme Consideration. From the Scheme Record Date: (1) all statements of holding in respect of Prime Securities cease to have effect as documents of title in respect of such Prime Securities; and (2) each entry on the Register will cease to be of any effect except as evidence of entitlement to Scheme Consideration in respect of the Prime Securities relating to that entry. 8.9 Scheme Consideration Each Eligible Prime Securityholder will be entitled to: (a) receive as Scheme Consideration 0.24 New BIP Interests for each Prime Security held at 7.00pm on the Scheme Record Date; and (b) elect to receive cash by participating in the Liquidity Facility in respect of up to 4,000 of the New BIP Interests (equivalent to up to 16,666 Prime Securities) which that Eligible Prime Securityholder would otherwise be entitled to receive for their Scheme Securities. Ineligible Foreign Securityholders are not entitled to receive New BIP Interests for their Prime Securities or to participate in the Liquidity Facility. Ineligible Foreign Securityholders will receive cash as Scheme Consideration for their Prime Securities in accordance with the provisions of the Ineligible Foreign Securityholder Facility set out in Section 8.10(b) below. 8.10 Sale facilities (a) Liquidity Facility overview An Eligible Prime Securityholder may elect to receive cash under the Liquidity Facility instead of up to 4,000 New BIP Interests (equivalent to 16,666 Prime Securities) that the securityholder would otherwise be entitled to receive under the Schemes. The Liquidity Facility is available only to registered holders of Prime Securities who are Eligible Prime Securityholders and not underlying beneficial holders of Prime Securities. Provided that no more than US$300 million is taken up under the Liquidity Facility, each electing Eligible Prime Securityholder will receive US$17.02 per eligible New BIP Interest which they would otherwise be entitled to receive. This price represents the five-day VWAP of BIP Interests on the NYSE immediately preceding the announcement of the transaction on 23 August 2010. Brookfield has provided an equity commitment of up to US$300 million to support the Liquidity Facility and the Ineligible Foreign Securityholder Facility. Funding for the Liquidity Facility from proceeds of Brookfield’s equity commitment will take priority over funding for the Ineligible Foreign Securityholder Facility. To this end, Brookfield Infrastructure will draw amounts under Brookfield’s commitment first to fund amounts required under the Liquidity Facility, and second to fund amounts required under the Ineligible Foreign Securityholder Facility (to the extent of any then undrawn amounts under Brookfield’s commitment.) In the event that the US$300 million commitment is insufficient to meet claims on the Liquidity Facility, excess New BIP Interests that would otherwise have been issued to Liquidity Facility participants(1) will be issued to the Nominee and sold on the NYSE and participants in the Liquidity Facility will receive a blended price. The blended price will be calculated by dividing: US$300 million plus the proceeds of sale of the New BIP Interest, in respect of BIP Interests sold on the NYSE as referred to above (net of the costs of sale); by the number of BIP Interests participating in the Liquidity Facility. Amounts payable under the Liquidity Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date. See clause 5.5 of the Company Scheme set out in Annexure D for further detail. Factors to consider in determining whether to participate in the Liquidity Facility Eligible Prime Securityholders may wish to consider their position closer to the date of the Scheme Meetings before deciding whether to participate in the Liquidity Facility or not. Eligible Prime Securityholders may wish to review the trading price of BIP Interests on the NYSE and the Australian dollar:US dollar exchange rate, and have regard to the impact of these factors on the value of the Scheme Consideration they will receive under the Schemes. 1. Beyond those able to be cashed out from the US$300 million commitment at US$17.02 per New BIP Interest, as referred to above.

SECTION 8 Implementation of the Scheme SCHEME BOOKLET 125 To assist in this regard, if there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com. Eligible Prime Securityholders should consider whether they may be in a more favourable position if they were: to sell their Prime Securities on market before the Effective Date; to elect to receive cash under the Liquidity Facility; or receive their full entitlement of Scheme Consideration as New BIP Interests. You should seek advice from your own financial, legal or other professional adviser before deciding whether or not to make the election to participate in the Liquidity Facility. How to make a valid election A Scheme Securityholder (other than an Ineligible Foreign Securityholder) may elect to participate in the Liquidity Facility by completing the election form which accompanies this Scheme Booklet and returning it to the address specified in the election form so that it is received by no later than 7.00 pm on the Election Date — which is 7.00pm on Tuesday, 2 November 2010 in respect of Prime Securityholders who appeared in the Register at that time (or 7.00pm on Friday 26 November in respect of Prime Securityholders who did not appear in the Register at 7.00pm on Tuesday, 2 November 2010). If an Eligible Prime Securityholder does not make a valid election, that securityholder will be taken to have validly elected not to participate in the Liquidity Facility. (b) Ineligible Foreign Securityholder Facility overview The Ineligible Foreign Securityholder Facility will be established to enable the payment of cash to Ineligible Foreign Securityholders. Subject to the aggregate limit of US$300 million for the Ineligible Foreign Securityholder Facility and the Liquidity Facility combined, and to the prior funding of amounts required under the Liquidity Facility, Ineligible Foreign Securityholders will receive a price for the BIP Interests they would have received if they had been Eligible Prime Securityholders calculated on the VWAP of BIP Interests on the NYSE over the Ineligible Foreign Securityholder Facility VWAP Period (the 20 Day VWAP Price). As noted above, Brookfield has provided an equity commitment of up to US$300 million to support the Liquidity Facility and the Ineligible Foreign Securityholder Facility. In the event that, following all drawings required to fund the Liquidity Facility, the US$300 million commitment is insufficient to meet claims on the Ineligible Foreign Securityholder Facility, excess New BIP Interests that cannot be satisfied from this cash commitment(1) will be issued to the Nominee and sold on the NYSE and participants in the Ineligible Foreign Securityholder Facility will receive a blended price. The blended price will be calculated by dividing: the balance of the US$300 million which is not applied under the Liquidity Facility plus the proceeds of sale of the New BIP Interests sold on the NYSE as referred to above (net of costs of sale); by the number of BIP Interests participating in the Ineligible Foreign Securityholder Facility. Amounts payable under the Ineligible Foreign Securityholder Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date. See clause 5.5 of the Company Scheme set out in Annexure D for further detail. 8.11 Implementation Date The Implementation Date is the tenth Business Day following the Record Date or such later date specified by BIP to Prime on not less than 3 Business Days’ notice, which date may not fall any later than the twentieth Business Day following the Second Court Date. The Implementation Date is expected to be Wednesday, 8 December 2010. On the Implementation Date, BIP must issue New BIP Interests to each Scheme Securityholder entitled to them as Scheme Consideration and cause their names and addresses to be entered in the BIP Register. As soon as practicable after the Implementation Date, BIP must send a certificate or holding statement (or equivalent document) to each Scheme Securityholder representing the number of New BIP Interests issued to the Scheme Securityholder pursuant to the Schemes. Once the relevant Scheme Consideration has been issued, the Scheme Securities will be transferred to BIP without any need for further actions by any Scheme Securityholders. 8.12 Payment of Scheme Consideration (a) New BIP Interests On the Implementation Date, Scheme Securityholders who receive New BIP Interests will be issued 0.24 New BIP Interests for every Scheme Security they hold. (b) Proceeds of Liquidity Facility and Ineligible Foreign Securityholder Facility Eligible Prime Securityholders who elected to receive cash under the Liquidity Facility, in lieu of up to 4,000 New BIP Interests (equivalent to up to 16,666 Prime Securities) that they would otherwise have been entitled to receive, will be paid the amount owing to them under the Liquidity Facility on the Payment Date. Ineligible Foreign Securityholders will be paid the amount owing to them under the Ineligible Foreign Securityholder Facility on the Payment Date. 1. Beyond those able to be cashed out from the US$300 million commitment at the 20 day volume weighted average trading price referred to above, after satisfying claims on the Liquidity Facility at US$17.02 per New BIP Interest.

126 PRIME INFRASTRUCTURE SECTION 8 Implementation of the Scheme The amounts referred to in this Section will be paid by: electronic transfer to the account of the Scheme Securityholder with the bank or other financial institution properly nominated by them for receipt of distributions on their Prime Securities; or sending a cheque drawn in Australian currency on the Payment Date to each Scheme Securityholder by pre-paid airmail or ordinary post to their address recorded in the Register on the Scheme Record Date. (c) Joint holders In the case of Scheme Securities held in joint names, the New BIP Interests will be issued to, and registered in the names of, the joint holders and any cheque or other document required to be sent under the Schemes will be made payable to the joint holders and sent or forwarded (as applicable) to the holder whose name appears first in the Register as at the Scheme Record Date. 8.13 Commencement of trading in New BIP Interests on TSX and NYSE Trading in New BIP Interests on TSX and NYSE is expected to commence at local times on the Implementation Date (expected to be Wednesday, 8 December 2010). The exact number of New BIP Interests to be issued to Scheme Securityholders will not be known until after the Scheme Record Date and will not be confirmed to them until they receive their holding statements/confirmations following the Implementation Date. It is the responsibility of Scheme Securityholders to confirm their holdings of BIP Interests before they trade them to avoid the risk of committing to sell more than will be issued to them. Scheme Securityholders who trade in BIP Interests prior to receiving holding statements/confirmations do so at their own risk. 8.14 Delisting Prime After the Implementation Date, Prime will apply: (a) for termination of the official quotation of Prime Securities on the ASX; and (b) to have itself removed from the official list of the ASX.

SCHEME BOOKLET 127 Section 9 Key terms of the Implementation Deed 9.

SECTION 9 Key terms of the Implementation Deed 128 PRIME INFRASTRUCTURE 9.1 Overview Prime and the BIP General Partner as general partner of BIP have entered into the Implementation Deed under which, subject to the Schemes becoming Effective, each Prime Securityholder on the Register on the Scheme Record Date other than BIP IV (known as the Scheme Securityholders) will receive 0.24 New BIP Interests in consideration for each of their Prime Securities(1). If the Schemes become Effective, BIP will acquire all the Prime Securities (other than those held by BIP IV). In conjunction with the Schemes, BIP will also make a Takeover Offer for all Prime Securities. The Takeover Offer is conditional upon the Schemes not becoming Effective. 9.2 The Schemes and Takeover Offer (a) Schemes The Schemes consist of: the Company Scheme; and the Trust Schemes, pursuant to which BIP will acquire all the Prime Securities (other than those held by BIP IV) in exchange for 0.24 of a BIP Interest per Prime Security(1). A Liquidity Facility will be provided under which Eligible Prime Securityholders may elect to receive, in lieu of up to 4,000 New BIP Interests per securityholder that they would otherwise have been entitled to receive, cash on the basis of US$17.02 per New BIP Interest (subject to the limitation described below). Cash available to fund the Liquidity Facility will be capped at a value of US$300 million and any excess New BIP Interests that Scheme Securityholders elect into the facility will be sold on-market, and participating Scheme Securityholders will receive a blended price. Ineligible Foreign Securityholders are ineligible to receive New BIP Interests. The New BIP Interests that Ineligible Foreign Securityholders would otherwise be entitled to receive, will be sold through the Ineligible Foreign Securityholder Facility. To the extent that the above overall US$300 million cash cap is not exhausted by the Liquidity Facility, Ineligible Foreign Securityholders will be paid from the surplus cash a price per New BIP Interest equal to the VWAP of BIP Interests over the 20 trading days prior to the implementation of the Schemes and, to the extent required, any excess New BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders will be sold on-market, and Ineligible Foreign Securityholders will receive a blended price. The Company Scheme and the Trust Schemes are inter-conditional so that each of the Company Scheme and the Trust Schemes must become Effective in order for BIP to acquire the Prime Securities. (b) Takeover Offer If the Schemes do not become Effective, BIP will continue to make the Takeover Offer for all of the Prime Securities subject to satisfaction or waiver of all conditions thereto. This Takeover Offer may result in BIP acquiring less than 100% of Prime. If the Takeover Offer proceeds, and subject to receipt of appropriate regulatory relief, an Ineligible Foreign Securityholders’ sales facility will be available to Ineligible Foreign Securityholders to receive BIP Interests. In lieu of their New BIP Interests, such Ineligible Foreign Securityholders will receive cash up to a cap at a price based on the VWAP of BIP Interests over the 20 trading days prior to the expiry of the Takeover Bid and, to the extent required, any excess BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders will be sold on-market, and Ineligible Foreign Securityholders will receive a blended price. The cap will be US$100 million or such greater amount (not exceeding US$300 million) determined by BIP. If regulatory relief is not received and the associated condition is waived, all BIP Interests that would otherwise be issued to Ineligible Foreign Securityholders will be sold on-market on their behalf. As a result of regulatory restrictions under Australian law, there will not be a Liquidity Facility under the Takeover Offer and Prime Securityholders in the U.S. that are eligible to receive New BIP Interests under the Takeover Offer will be subject to limitations on their ability to sell them(2). The Takeover Offer price will be 0.24 of a BIP Interest per Prime Security (which is the same as under the Schemes). 9.3 Conditions (a) Schemes The Schemes are subject to the following Conditions Precedent: all waiting and other time periods under applicable laws or regulations having expired and all regulatory obligations having been complied with (including obtaining approvals, consents or relief from the TSX, the NYSE, the Ontario Securities Commission and any other Regulatory Authority); no order being issued (and no application being made, and no action or investigation being announced) by a Regulatory Authority that restrains or prohibits the completion of the Schemes or requires the divestiture by BIP or BIP IV of any Prime Securities or the divestiture of any assets of Prime (unless such order is no longer effective by the end of the Takeover Offer); 1. Subject to provisions allowing Scheme Securityholders other than Ineligible Foreign Securityholders to elect to receive cash in lieu of up to 4,000 New BIP Interests and provisions under which Ineligible Foreign Securityholders will receive cash in lieu of New BIP Interests. 2 An investor with an address, as shown in the Register, in the United States (or who BIP has reasonable grounds to believe is holding Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP’s opinion an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (who would be an Eligible Prime Securityholder for the purposes of the Schemes) would be ineligible to receive BIP Interests issued under the Takeover. BIP Interests issued to such institutional “accredited investors” in the United States will be “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional “accredited investors” in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Takeover Offer closes.

SECTION 9 Key terms of the Implementation Deed SCHEME BOOKLET 129 no objection being lodged within the applicable 30 day period to the final approval of the NGPL Settlement approved by the FERC; the distribution by PIHL to its ordinary shareholders of Prime AET&D Holdings No. 1 Pty Ltd shares occurring; the Company Scheme and the Trust Schemes being approved by Prime Securityholders in accordance with the Corporations Act; the interest holders of BIP approving the issue of New BIP Interests for the purposes of providing consideration under the Schemes; the TSX and the NYSE approving the listing of the New BIP Interests to be offered as consideration under the Schemes; the Court approving the Company Scheme in accordance with section 411(4)(b) of the Corporations Act and providing the requested Judicial Advice in respect of each Trust Scheme; all approvals of third parties which are necessary or desirable to implement the Schemes being obtained, including consents to avoid breach of any change of Control provisions; the Independent Expert issuing a report concluding that the Schemes are in the best interests of the Scheme Securityholders and are fair and reasonable; there being no Prime Prescribed Occurrence, without BIP’s consent and no Brookfield Prescribed Occurrence, without Prime’s consent; there being no Prime Material Adverse Change and no Brookfield Material Adverse Change; the Implementation Deed not being terminated; BIP signing and delivering the Deed Poll before the date of despatching the Scheme Booklet to Prime Securityholders; there being no change in law that restrains or prohibits the implementation of the Schemes or requires the divestiture by BIP or BIP IV of any Prime Securities or the divestiture of any assets of Prime; Prime does not breach or threaten to breach any provisions of any agreement to which Prime (or its Subsidiaries) is party which results in any monies owed by Prime being repayable earlier than the original repayment date, or another specified event, that has a materially adverse effect on Prime; all material approvals or authorisations required for the operation of the business by Prime remaining in force; and the Prime Board not withdrawing its recommendation of the Schemes to Prime Securityholders. (b) Takeover Offer It is intended that the Takeover Offer will be subject to the following conditions: the Schemes do not become Effective including because the Schemes are not approved or the Schemes are withdrawn; no objection being lodged within the applicable 30 day period to the final approval of the NGPL Settlement approved by the FERC; there being no Prime Prescribed Occurrence, without BIP’s consent; there being no Prime Material Adverse Change; the distribution by PIHL to its ordinary shareholders of Prime AET&D Holdings No.1 Pty Ltd shares occurring; all waiting and other time periods under applicable laws or regulations having expired and all regulatory obligations having been complied with (including obtaining approvals, consents or relief from the TSX, the NYSE, the Ontario Securities Commission and any other Regulatory Authority); all approvals of third parties and lender consents for the Takeover Offer to proceed are obtained, including consents to avoid breach of any change of Control provisions; no order being issued (and no application being made, and no action or investigation being announced) by a Regulatory Authority, other than ASIC or the Takeovers Panel, that restrains or prohibits the completion of the Takeover Offer or requires the divestiture by BIP or BIP IV of any Prime Securities or the divestiture of assets of Prime (unless such order is no longer effective by the end of the Takeover Offer); there being no change in law that restrains or prohibits the completion of the Takeover Offer or requires the divestiture by BIP or BIP IV of any Prime Securities or the divestiture of any assets of Prime; Prime does not breach or threaten to breach any provision of any agreement to which Prime (or its Subsidiaries) is party which results in any monies owed by Prime being repayable earlier than the original repayment date, or another specified event, that has a materially adverse effect on Prime; all material approvals or authorisations required for the operation of the businesses of Prime remaining in force; the Prime Board not withdrawing its recommendation of the Takeover Offer to Prime Securityholders; the interest holders of BIP approving the issue of BIP Interests as consideration for Prime Securities under the Takeover Offer; the TSX and the NYSE approving the listing of the New BIP Interests to be offered as consideration under the Schemes; the Independent Expert issuing a report concluding that the Takeover Offer is fair and reasonable and not changing its opinion to one that the Takeover Offer is not fair and reasonable; ASIC granting relief to permit the operation of the Ineligible Foreign Securityholders’ sale facility as described above; and consents and waivers necessary under the Prime Corporate Facility Agreement (the subscription agreement dated 24 December 2002 as most recently amended and restated on 23 November 2009 between, among others, Prime Infrastructure Finance Pty Limited (formerly BBI Finance Pty Limited), PINNZ (formerly BBI Networks (New Zealand) Limited) and Prime Myria TC Pty Limited (formerly BBI Myria TC Pty Ltd) as trustee of BBI NGPL Trust as borrowers,

Section 9 Key terms of the Implementation Deed 130 PRIME INFRASTRUCTURE each financier listed in schedule 1 of the agreement, Australia and New Zealand Banking Group Limited and any entity that replaces Australia and New Zealand Banking Group Limited as Corporate Facility Agent as Corporate Facility Agent and BNY Trust Company of Australia Limited (formerly J.P. Morgan Trust Australia Limited) as Security Trustee) and ANZ Bank Guarantee Facility Agreement (dated 9 February 2010 between PIHL as Borrower and Australia and New Zealand Banking Group Limited as lender) have been obtained by 4 October 2010. 9.4 Prime Prescribed Occurrences Where BIP has not consented to the event and where Prime has not disclosed the occurrence of the event to BIP prior to the date of the Implementation Deed (and the event is not required or contemplated by the Implementation Deed), a “Prime Prescribed Occurrence Event” means the occurrence of any of the following: Prime converts all or any of its shares or units into a larger or smaller number of shares or units; Prime resolves to reduce its capital or reclassifies, combines, splits or redeems or repurchases any of its issued securities or financial products; Prime enters into or approves a buy-back agreement or withdrawal offer; Prime makes or declares any distribution excluding any distributions made in the ordinary course not exceeding 7.5 Australian cents per Prime Security per quarter; Prime or any of its Subsidiaries issues, grants an option over or agrees to issue or grant an option over its securities to a person other than Prime or a Controlled Entity which is wholly owned, directly or indirectly, by Prime or by the relevant issuer or grantor; Prime or a Controlled Entity of Prime issues, or agrees to issue, securities or instruments convertible into securities to a person other than Prime or a Controlled Entity which is wholly owned, directly or indirectly, by Prime or by the relevant issuer; Prime adopts a new constitution or modifies or repeals its constitution or a provision of it other than as required for the Trust Schemes; Prime or any of its Subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Prime Group’s business, property or undertaking; Prime or any of its Subsidiaries acquires or disposes of, agrees to acquire or dispose of, or offers, proposes or announces a bid or tenders for any assets exceeding A$50 million; Prime or any of its Subsidiaries create, or agree to create, any new encumbrance over the whole of its business or property of over A$50 million in value; Prime enters into or agrees to enter into a contract requiring payments in excess of A$50 million over the term of the contract and under which a person does not have an unconditional right to terminate within 12 months without penalty; Prime or any of its Subsidiaries becomes insolvent, is wound up or terminated which results, or is reasonably likely to result, in a Prime Material Adverse Change; either of PIHL or PIRE effects or facilitates the retirement, removal or replacement of PIRE as trustee or responsible entity of PIT or PIT2 or a meeting is convened in response to a notice (otherwise than a notice signed by or on behalf of a Brookfield Entity) received by PIRE requisitioning a meeting of Prime Securityholders to replace PIRE as the responsible entity of PIT or PIT2; either of PIHL or PIRE does or omits to do anything that could restrict PIRE’s right of indemnity from trust property; either of PIHL or PIRE effects or facilitates the termination of PIT or PIT2; either of PIHL or PIRE effects or facilitates the resettlement of the property of PIT and PIT2; the occurrence of any review event or event of default under any third party loan to any member of the Prime Group and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Prime Material Adverse Change; or Prime ceases to be admitted to the official list of ASX. 9.5 Brookfield Prescribed Occurrence Where Prime has not consented to the event and where BIP has not disclosed the occurrence of the event to Prime prior to the date of the Implementation Deed (and the event is not required or contemplated by the Implementation Deed), a “Brookfield Prescribed Occurrence Event” means the occurrence of any of the following: BIP converts all or any of its partnership interests into a larger or smaller number of partnership interests; BIP or a Controlled Entity of BIP issues, grants an option over or agrees to issue or grant an option over its securities to a person other than BIP or a Controlled Entity which is wholly owned, directly or indirectly, by BIP or by the relevant issuer or grantor other than BIP Interests issued under the BIP distribution reinvestment plan, or issued (subject to specified limitations) to fund the Liquidity Facility or issued upon conversion of existing specified convertible interests; BIP or a Controlled Entity of BIP issues, or agrees to issue, securities or instruments convertible into securities to a person other than BIP or a Controlled Entity which is wholly owned, directly or indirectly, by BIP or by the relevant issuer except for the issue of ‘redeemable equity units’ issued (subject to specified limitations) for the purposes of funding the Schemes or the Takeover Offer; BIP adopts a new limited partnership agreement or other constitutional document or modifies or repeals any such document or a provision of it; BIP makes or declares any distribution, reduction of capital, contribution reduction or otherwise other than distributions made by BIP in the ordinary course in accordance with guidance issued on or prior to 23 August 2010;

Section 9 Key terms of the Implementation Deed SCHEME BOOKLET 131 BIP disposes, or agrees to dispose, of the whole or a substantial part of BIP’s business, property or undertaking; BIP or a Controlled Entity of BIP becomes insolvent, is dissolved, wound up or terminated which results, or is reasonably likely to result, in a Brookfield Material Adverse Change; another entity replaces the BIP General Partner as the general partner of BIP (except Brookfield, BIP IV or their associates who are wholly-owned (directly or indirectly) by Brookfield); the occurrence of any review event or event of default under any third party loan to BIP or a Controlled Entity and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Brookfield Material Adverse Change; BIP Interests cease to be quoted on both of the NYSE and the TSX; BIP or a Controlled Entity of BIP creates, or agrees to create, any new encumbrance over the whole of its business or property of over US$100 million in value; or BIP contravenes the Limited Partnership Act, the Partnership Act 1902 of Bermuda or the Exempted Partnerships Act which results in a Brookfield Material Adverse Change. 9.6 Prime Material Adverse Change Any event, change or matter which has occurred or becomes known to BIP and which (individually or when aggregated with all such events, changes or matters) has, or could reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, financial or trading position, profitability or prospects of Prime and its Controlled Entities (taken as a whole), other than events or matters required to be done by Prime pursuant to the Implementation Deed or an event, occurrence or matter apparent or reasonably ascertainable by BIP from public announcements made by Prime to any stock exchange or information disclosed in writing by Prime to BIP or Brookfield prior to the date of the Implementation Deed. 9.7 Brookfield Material Adverse Change Any event, change or matter which has occurred or becomes known to Prime and which (individually or when aggregated with all such events, changes or matters) has, or could reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, financial or trading position, profitability or prospects of BIP and its Controlled Entities (taken as a whole), other than events or matters required to be done by BIP pursuant to the Implementation Deed or an event, occurrence or matter apparent or reasonably ascertainable by Prime from public announcements made by BIP to any stock exchange or information disclosed in writing by BIP to Prime prior to the date of the Implementation Deed. 9.8 Exclusivity Prime has warranted that other than the discussions with BIP in respect of the Schemes and the Takeover Offer, it is not currently in discussions in respect of any proposal or transaction that would result in a person other than BIP making a Competing Bid. Prime has agreed to a ‘no shop’ provision. In addition, subject to their statutory and fiduciary duties, the Prime Directors must notify BIP if Prime receives any unsolicited approaches with respect to a Competing Bid (or certain events likely to lead to, or relate to, a Competing Bid). BIP (or a related entity) has the right to match any Competing Bid. 9.9 Termination Either Prime or BIP may terminate the Implementation Deed: if the other party is in material breach of the Implementation Deed and that breach remains unremedied within 10 Business Days of receiving notice of that breach; if the other party becomes insolvent or a Related Body Corporate of the other party becomes insolvent and this constitutes a Brookfield Material Adverse Change or a Prime Material Adverse Change (as appropriate); if the Independent Expert opines that, or changes its previously given opinion to an opinion that, the Schemes are not in the best interests of Prime Securityholders and the Takeover Offer is not fair and reasonable; if a Court, governmental body or regulator has taken action which permanently restrains or prohibits the Schemes or Takeover Offer; if a Competing Bid that is more favourable to Prime Securityholders in the reasonable, good faith opinion of all the Prime Directors (after taking financial and legal advice) is made; 6 months after the date of the Implementation Deed; or if agreed by Prime and BIP. BIP may terminate the Implementation Deed if: a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation to Prime Securityholders to approve the Schemes or accept the Takeover Offer; the Independent Expert opines that the Schemes are not in the best interests of Prime Securityholders or the Takeover Offer is not fair and reasonable; Prime breaches a representation and warranty contained in the Implementation Deed and this breach results in a Prime Material Adverse Change; or the Schemes have not become Effective on or before the End Date or cannot be Effective or implemented on or before the End Date.

Section 9 Key terms of the Implementation Deed 132 PRIME INFRASTRUCTURE Prime may terminate the Implementation Deed if: BIP breaches a representation and warranty contained in the Implementation Deed and this breach results in a Brookfield Material Adverse Change; a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Schemes and the Takeover Offer as permitted by the Implementation Deed; or the financing facility which BIP is required to provide to Prime is not executed before dispatch of the Takeover Offer. In addition, Prime may terminate the Schemes only, if: a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Schemes as permitted by the Implementation Deed; or the Independent Expert opines that the Schemes are not in the best interests of Prime Securityholders. Prime may terminate its obligations in relation to the Takeover Offer only, if: a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Takeover Offer as permitted by the Implementation Deed; or the Independent Expert opines that the Takeover Offer is not fair and reasonable. If a termination right is exercised, the Schemes will not proceed and, in certain circumstances, BIP will be able to withdraw the Takeover Offer. 9.10 Representations, warranties and other obligations Each of Prime and BIP has given representations and warranties to the other which are customary for an agreement of this kind. The Implementation Deed also contains the usual mechanical provisions relating to the formulation, documentation and prosecution of the Schemes and the Takeover Offer. 9.11 End Date Prime and BIP have committed to implement the Schemes by the End Date. If the Schemes are not Effective by the End Date, Prime and BIP must consult in good faith to determine whether the Schemes can proceed by way of alternative means, to extend the relevant time or date for the satisfaction of the Conditions Precedent or to extend the End Date. If the parties cannot reach agreement within 5 Business Days, either party may terminate the Implementation Deed insofar it relates to the Schemes.

SCHEME BOOKLET 133 Section 10. Taxation implications (forms part of the Prospectus) 10.

134 PRIME INFRASTRUCTURE Section 10 Taxation implications (forms part of the Prospectus) ERNST & YOUNG 1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au 22 September 2010 The Directors Prime Infrastructure Employment Pty Ltd Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure Holdings Limited Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure RE Ltd as Responsible Entity for the Prime Infrastructure Trust Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure RE Ltd as Responsible Entity for the Prime Infrastructure Trust 2 Level 26 135 King Street SYDNEY NSW 2000 Dear Directors Independent Income Tax Opinion We have been engaged by Prime Infrastructure Employment Pty Ltd (PIE) to prepare this Independent Tax Opinion (Opinion) for inclusion in the Scheme Booklet in relation to the proposal for Brookfield Infrastructure Partners L.P. (BIP) to acquire all the shares in Prime Infrastructure Holdings Ltd (PIHL) and all the units in Prime Infrastructure Trust (PIT) and Prime Infrastructure Trust 2 (PIT2) (together ‘Prime’) via a Scheme of Arrangement and Trust Schemes (the Schemes). In preparing this Opinion, we have acted in accordance with the instructions and information provided to us by PIE, and we have not received any instructions or information directly from Prime. Reliance on this Opinion has been provided to Prime pursuant to a reliance letter dated 21 September 2010 and on this basis we have agreed to address this Opinion to both PIE and Prime. This Opinion may not be used by any other party or relied upon by any other party without our prior written consent. We have been requested to provide our Opinion regarding certain income tax matters relating to certain components of the Schemes for holders of Securities in Prime (Securityholders). In this Opinion, capitalised terms have the meanings set out in the glossary to the Scheme Booklet, except where otherwise indicated. Liability limited by a scheme approved under Professional Standards Legislation

Section 10 Taxation implications (forms part of the Prospectus) SCHEME BOOKLET 135 ERNST & YOUNG Scope of Opinion Our advice is general in nature and the individual circumstances of each Securityholder may affect the taxation implications of the Schemes to that Securityholder. This Opinion and the information contained in it, is not, and is not intended to be, taxation advice to any particular Securityholder. Securityholders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances. We disclaim all liability to any Securityholder or other party for all costs, loss, damage and liability that the Securityholder or other party may suffer or incur arising from or relating to or in any way connected with (a) the contents of our Opinion or (b) the provision of our Opinion to the Securityholder or other party or (c) the reliance on our Opinion by the Securityholder or other party. We provide our Opinion on the basis that the underlying assumptions are fair and reasonable and the representations made to us by the Directors of PIE are correct. The Opinion set out below is primarily intended for Securityholders investing on capital account. Different outcomes will potentially arise for Securityholders who are investing on revenue account. We recommend that those Securityholders seek professional taxation advice in relation to the Schemes. The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (the 1997 Act), the Income Tax Assessment Act 1936 (Cth) (the 1936 Act) and the Taxation Administration Act 1953 (Cth) (the Administration Act) as at the date of this Opinion. Whilst we have had regard to proposed changes to tax law to the extent possible in the preparation of this Opinion, we do not undertake to update our Opinion in respect of any future changes to the tax law. Taxation is only one of the matters that must be considered when making a decision on a financial product. Ernst & Young is not licensed to provide financial product advice under the Corporations Act. Under the Corporations Act, this advice is not required to be provided to you by the holder of an Australian Financial Services Licence. You should consider taking advice from the holder of an Australian Financial Services Licence before making a decision on a financial product. This opinion does not consider the specific implications relevant to US Investors investing in Prime. Those Investors should seek independent US tax advice in relation to this investment. This opinion also does not consider US or Canadian tax implications in relation to BIP Interests held or disposed of by any Securityholder. The Schemes The terms of the Schemes are as set out in the Scheme Booklet. For a Securityholder at the date of this Opinion, the Schemes comprise a transfer of all Prime Securities to BIP and, in the case of all Securityholders other than Ineligible Foreign Securityholders, an entitlement to: 0.24 New BIP Interests for every 1 Prime Security held at 7:00pm on the Scheme Record Date; and elect to participate in the Voluntary Liquidity Facility in respect of up to 4,000 of the New BIP Interests which that Scheme Securityholder may receive for their Prime Securities.

Section 10 Taxation implications (forms part of the Prospectus) 136 PRIME INFRASTRUCTURE ERNST & YOUNG Under the Voluntary Liquidity Facility the Securityholder may receive cash on the basis of US$17.02 per New BIP Interest in accordance with Clause 3.6 of the Scheme Booklet. Cash available under the Voluntary Liquidity Facility will be capped at a value of US$300 million and any excess New BIP Interests that Prime Securityholders elect into the Voluntary Liquidity Facility will be sold on market and Prime Securityholders will receive the blended price. Ineligible Foreign Securityholders will receive cash for their Prime Securities. The implications of entering into the Schemes are discussed below. Disposal of Prime Securities For Australian capital gains tax (CGT) purposes, each Security is considered to comprise separate assets, being a share in PIHL and units in PIT and PIT2. Therefore, under the Schemes, Securityholders (except Ineligible Foreign Securityholders) will dispose of each of their PIHL shares, PIT units and PIT2 units for BIP Interests or cash under the Voluntary Liquidity Facility. Ineligible Foreign Securityholders will receive cash under the Compulsory Sale Facility. A prima facie capital gain should arise where the sale proceeds received exceed a Securityholder’s cost base in the relevant portion (being each share and each unit) of the Security. A capital loss should arise where the Securityholder’s reduced cost base of the relevant portion of the Security exceeds the sale proceeds. The time that a CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs. Under the Schemes the disposal does not happen under a contract. Therefore, the time of the CGT event for the Prime Securityholders should be the date the Prime Securities are disposed of. We understand that the actual transfer of Prime Securities to BIP will occur on the Implementation Date therefore this is likely to be the date of disposal. On the basis that BIP and the Prime Securityholders are acting at arm’s length in relation to the disposal, where the Prime Securityholders elect to receive BIP Interests, the proceeds should be the market value of the New BIP Interests issued to the Securityholder. The market value of the New BIP Interests may be determined by reference to the New York Stock Exchange (NYSE) / Toronto Stock Exchange (TSX) volume weighted average price (VWAP) of those Interests on the on Effective Date being the last date the shares trade before the Implementation Date. This amount should be converted to Australian dollars at the spot rate on that date (i.e. the Implementation Date). As a practical matter it should be sufficient to use the average exchange rate on that day. As the Security cannot be acquired or traded separately, a reasonable apportionment of the cost base, reduced cost base and sale proceeds between each share and unit will be required. Further details in respect of this apportionment are published on the Prime website. Cost base adjustments may be required (and capital gains may arise) should a distribution representing a return of capital be paid by PIT or PIT2 or where a non-assessable distribution (e.g. a tax deferred distribution) is made by the relevant trust. Any such cost base reduction is triggered at the end of the income year in which the distribution is received, or where another CGT event occurs prior to that time (such as the disposal of the Securityholder’s Securities), the cost base reduction is triggered just before that other CGT event. If and when the sum of the tax deferred and capital distributions exceed the Securityholder’s cost base calculated just prior to the cost base reduction, a prima facie capital gain equal to the excess may arise. Any such prima facie capital gain may qualify for the CGT discount treatment (see below). Capital distributions and tax deferred distributions paid since November 2009 have been as follows: capital distribution on 25 November 2009 of $0.04 per Security; tax deferred distribution on 31 May 2010 of $0.075 per Security; and tax deferred distribution on 30 June 2010 quarter of $0.075 per Security.

Section 10 Taxation implications (forms part of the Prospectus) ERNST & YOUNG SCHEME BOOKLET 137 Non-Residents Capital gains derived by a Non-Resident are generally only subject to income tax in Australia to the extent that they relate to relevant direct and indirect interests in taxable Australian property, which includes interests in Australian real property. In the context of the Schemes, where a Non-Resident Securityholder indirectly holds an interest in Australian real property through shares in a company or units in a trust, any capital gains may trigger a CGT liability. However, capital gains are not subject to tax in Australia where a Non-Resident Securityholder holds less than 10% of the interests in that company or trust at the time of the disposal, or has not held 10% or more of the interests for a period of 12 months at any time in the two years prior to disposal. As a result, a Non-Resident Securityholder who (together with its associates) holds less than a 10% interest in Prime at the relevant times should not be subject to Australian income tax resulting from any capital gain derived in relation to the disposal of Securities. Based on the current assets and liabilities of Prime we consider that it is unlikely that the Prime Securities would currently constitute an interest in taxable Australian property. However, the analysis of whether the Prime Securities do constitute an interest in taxable Australian property must be undertaken at the time of a disposal of the Securities. Accordingly, Non-Resident Securityholders who (together with their associates) hold an interest of 10% or more in the Securities on issue over the relevant period should seek further independent advice in relation to these matters. In certain circumstances, a capital gain may be able to be discounted as discussed further below. Discount of capital gain Provided the asset that gave rise to the capital gain was held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Securityholder on that asset (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment. No indexation is taken into account in calculating the net capital gain for these purposes. The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount. This treatment broadly only applies in respect of Securities held by Securityholders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Securityholders. Cost base of New BIP Interests Where a Securityholder chooses to receive BIP Interests as consideration for entering into the Schemes, the cost base or reduced cost base of the New BIP Interests acquired should be the market value of the Prime Securities exchanged for BIP Interests under the Scheme plus the incidental costs of acquisition and disposal of the Prime Securities (if any). On the basis that BIP and the Prime Securityholders are acting at arm’s length, the market value of the Prime Securities disposed of under the Schemes should be the same as the market value of the New BIP Interests received in exchange. The market value of the New BIP Interests may be determined by reference to the NYSE / TSX VWAP of these shares on the issue date (i.e. the relevant market value is likely to be the VWAP on Effective Date being the last date the shares trade before the Implementation Date when the New BIP Interests are issued). The acquisition date for the New BIP Interests for CGT purposes should be the date the New BIP Interests are allotted to Securityholders (i.e. the Implementation Date).

Section 10 Taxation implications (forms part of the Prospectus) ERNST & YOUNG SCHEME BOOKLET 138 Income tax implications of holding BIP Interests The income tax implications for Australian tax residents of holding BIP Interests are set out below. Investment in BIP Income tax treatment of BIP BIP is a resident of Bermuda for income tax purposes and is a ‘publicly traded partnership’ on the New York Stock Exchange and Toronto Stock Exchange. Bermuda does not impose income taxes or withholding taxes. BIP should not be subject to income tax in Australia except in relation to any income sourced in Australia. BIP should be a corporate limited partnership for Australian tax purposes and therefore should be treated as a company for Australian tax purposes. Securityholders’ interests in BIP should be treated as shares in a company. We note that BIP may be a controlled foreign company for Australian tax purposes on the basis that Brookfield Asset Management Inc. (BAM) may be an associate of PIHL and BAM controls BIP pursuant to the terms of the BIP Partnership Agreement. Accordingly, foreign income earned by BIP may be attributed to an Australian taxpayer that has an associate inclusive control interest in BIP of at least 10% or if the Securityholder is an associate of BAM. Whether any income may be attributable to a Securityholder is based on the individual circumstances of each Securityholder. Accordingly, any Securityholder who, together with their associates, holds a 10% or more interest in the BIP Interests or may be an associate of BAM should seek further independent advice in relation to these matters. Australia’s Foreign Investment Fund (FIF) rules which apply to Australian residents with non-controlling shareholdings in foreign companies are being repealed and replaced. Exposure Draft legislation was released on 28 April 2010 for an anti-roll up fund rule (i.e. an anti-avoidance rule) that will apply to certain offshore investments. We consider that these rules should not apply to Securityholders’ investment in BIP if the legislation is passed based on its current drafting. Distributions to Securityholders Securityholders will potentially receive distributions from BIP. Such distributions will be treated as dividends on the basis that BIP is a corporate limited partnership for Australian tax purposes. The taxation treatment of a BIP dividend received by Securityholders will vary depending on the type of Securityholder and the nature of the distribution paid. Securityholders should seek further independent advice in relation to the nature of future distributions received from BIP. Set out below is a summary of how different types of Australian tax resident Securityholders should treat a dividend received from BIP. Australian tax resident individuals Dividends received by such Securityholders should be included in their Australian assessable income where they are paid out of profits of BIP. Securityholders should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP on future distributions. We note that Australian foreign income tax offsets will not be available for withholding taxes payable by BIP’s subsidiaries.

Section 10 Taxation implications (forms part of the Prospectus) ERNST & YOUNG SCHEME BOOKLET 139 Where future distributions from BIP, in whole or in part, comprise a return of capital from BIP, generally, that component of the distribution should not constitute Australian assessable income and no foreign income tax offset would be available. Securityholders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on BIP distributions. Australian tax resident companies The taxation treatment of a dividend, paid out of profits, received by an Australian tax resident company is the same as that described above for an Australian tax resident individual. However, to the extent a Securityholder that is a company obtains a voting interest in BIP that amounts to at least 10% of the total voting power any dividends received by that Securityholder will be non-assessable non-exempt income. Australian foreign income tax offsets will not be available to the extent there is no Australian tax payable. Australian tax resident trusts The comments below relate to Australian tax resident beneficiaries who are not under a legal disability where those beneficiaries are presently entitled to income of an Australian resident trust. If the beneficiary is under a legal disability, we recommend those beneficiaries seek independent professional taxation advice. Distributions in the form of dividend income, paid out of profits, should either be included in the trustee’s, or the beneficiary’s, assessable income, as the case may be. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above). Australian tax resident superannuation funds Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income where they are paid out of profits of BIP. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP on future distributions. We note that Australian foreign income tax offsets will not be available for withholding taxes payable by BIP’s subsidiaries. Where future distributions from BIP, in whole or in part, comprise a return of capital from BIP, generally, that component of the distribution should not constitute Australian assessable income and no foreign income tax offset would be available. Securityholders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on BIP distributions. Australian CGT implications for Securityholders Disposal of BIP Interests In the event Securityholders subsequently dispose of the BIP Interests acquired under the Schemes a prima facie capital gain should arise where the sale proceeds received exceed a Securityholders’ cost base in the BIP Interests. A capital loss should arise where the Securityholders’ reduced cost base of the relevant portion of the Interest exceeds the sale proceeds.

SECTION 10 Taxation implications (forms part of the Prospectus) ERNST & YOUNG 140 PRIME INFRASTRUCTURE We note that for Securityholders that participate in the Liquidity Facility the capital proceeds received will be the cash the Securityholder is entitled to as calculated pursuant to Clause 3.6 of the Scheme Booklet. The cost base of the Interests will be as outlined above. Discount of capital gain Provided the asset that gave rise to the capital gain was held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Securityholder on that asset (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment. No indexation is taken into account in calculating the net capital gain for these purposes. The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount. This treatment broadly only applies in respect of Interests held by Securityholders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Securityholders. Where the CGT discount is available, individual Securityholders (either holding their Interests directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 331/3%. * * * * * Yours sincerely Ernst & Young Ernst & Young

SCHEME BOOKLET 141 Section 11. Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 11.

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 142 PRIME INFRASTRUCTURE 11.1 Introduction BIP is a Bermuda exempted limited partnership that was established on 21 May 2007 under the provisions of the Exempted Partnerships Act and the Limited Partnership Act. BIP Interests are fully paid partnership units quoted on TSX and NYSE. The rights of BIP Securityholders, as limited partners of BIP, are governed by the laws of Bermuda and the Limited Partnership Agreement. For further information on the Limited Partnership Agreement, see Annexure C. If the Schemes are implemented, the rights of those Prime Securityholders who receive New BIP Interests will, in respect of those New BIP Interests, be governed principally by the laws of Bermuda, applicable Bermudan securities transfer laws, the rules of the TSX and NYSE, other applicable securities regulatory authorities and the Limited Partnership Agreement. BIP is an “SEC foreign issuer” under the Canadian securities regulatory authority and a “foreign private issuer” under the US securities Regulatory Authority. As an “SEC foreign issuer”, BIP is generally able to satisfy its continuous disclosure obligations by complying with U.S. federal securities laws and paying the prescribed fees. However, documents filed with the SEC must also be filed in Canada, and any documents that the United States requires to be sent to BIP Securityholders must be sent to BIP Securityholders resident in Canada at the same time as (or as soon as practicable thereafter) and in the same manner as they are sent to non-Canadian BIP Securityholders. As a “foreign private issuer”, BIP is required to file an annual report on Form 20-F with the SEC within six months of the end of fiscal years ending on or before 15 December 2011 and within four months of the end of fiscal years ending after 15 December 2011, and a report of a foreign private issuer on Form 6-K disclosing any information BIP makes or is required to make public by its jurisdiction of incorporation, files or is required to file with the NYSE, or distributes or is required to distribute to BIP Securityholders. In addition, BIP is not required to file proxy circulars or solicit proxies under either the Canadian or US securities authorities. As a practical matter, BIP will not routinely solicit voting proxies from BIP Securityholders as the BIP Interests do not have voting rights except in limited circumstances. In addition to the continuous disclosure requirements noted above, BIP is also required, pursuant to section 13(d) of the Exchange Act, to file a Schedule 13D with the SEC reporting any person who acquires and beneficially owns more than 5% of the BIP Interests. BIP satisfies its Canadian early warning filing obligations so long as BIP complies with the US obligation noted above and files copies of any reports that are filed with the SEC in Canada. The company law of Bermuda, as it applies to BIP, the BIP General Partner, BILP and BILP GP is essentially embodied in the provisions of the Limited Partnership Act and the Exempted Partnerships Act. The information in this Section 11 is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. Prime Securityholders should consult with their own financial, legal or other professional adviser if they require further information. 11.2 Rights attaching to BIP Interests (a) Meetings of BIP Securityholders The BIP General Partner may call special meetings of partners at a time and place outside of Canada as determined by the BIP General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Only BIP Securityholders on the record date set by the BIP General Partner are entitled to notice of any meeting. The limited partners do not have the ability to call a special meeting. Any action that may be taken at a meeting of the BIP Securityholders may be taken without a meeting if written consent is solicited by or on behalf of the BIP General Partner and receives approval or not less than the minimum percentage of support necessary to authorise or take such action at a meeting. Any such consent solicitation may specify that any written consents must be returned to BIP within the time period, which may not be less than 20 days, specified by the BIP General Partner. (b) Voting entitlements BIP Securityholders are not entitled to vote on matters relating to BIP, although the consent of holders of BIP Interests is required in respect of the following matters: an amendment to the Limited Partnership Agreement that increases the obligations of any BIP Securityholder; an amendment that would have a material adverse effect on the rights or preferences of any type or class of BIP Securityholders in relation to other classes of BIP Securityholders; an amendment that reduces the voting percentage required to take any action; and any approval by the BIP General Partner which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approval on BIP’s behalf of the sale, exchange or other disposition of all or substantially all of the assets of BIP’s Subsidiaries. Each BIP Interest entitles the holder to one vote for the purposes of any approvals of holders of BIP Interests. (c) Entitlements to distributions Distributions to BIP Securityholders will be made only as determined by the BIP General Partner in its sole discretion. However, the BIP General Partner will not be permitted to cause BIP to make a distribution if it does not have sufficient cash available, the distribution would render it insolvent or if, in the opinion of the BIP General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations. Any distributions from BIP will be made to the limited partners and the BIP General Partner in the ratio of 99.99% and 0.01% respectively. Each BIP Securityholder will receive a pro rata share of distributions made to all BIP

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) SCHEME BOOKLET 143 Securityholders in accordance with the proportion of all outstanding units held by that BIP Securityholder. (d) Amendments to the Limited Partnership Agreement Amendments to the Limited Partnership Agreement may be proposed only by or with the consent of the BIP General Partner. Amendments, other than the amendments that do not require approval by BIP Securityholders (as described below), require the approval of a majority of BIP’s outstanding units. The following amendments do not require approval by BIP Securityholders: a change in the name of BIP, the location of BIP’s registered office, or BIP’s registered agent; the admission, substitution or withdrawal of partners in accordance with the Limited Partnership Agreement; a change that the BIP General Partner determines is necessary or appropriate for BIP to qualify or to continue BIP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that BIP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; an amendment that the BIP General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; an amendment that is necessary, in the opinion of BIP’s counsel, to prevent BIP or the BIP General Partner (or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions); an amendment that the BIP General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorisation or issue of any class or series of BIP Interests or options, rights, warrants or appreciation rights relating to the securities of BIP; any amendment expressly permitted in the Limited Partnership Agreement to be made by the BIP General Partner acting alone; an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Limited Partnership Agreement; any amendment that in the sole discretion of the BIP General Partner is necessary or appropriate to reflect and account for the formation by BIP of, or its investment in any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Limited Partnership Agreement; a change in BIP’s fiscal year and related changes; or any other amendments substantially similar to any of the matters described directly above. In addition, the BIP General Partner may make amendments to the Limited Partnership Agreement without the approval of BIP Securityholders if those amendments, in the discretion of the BIP General Partner: do not adversely affect BIP Securityholders considered as a whole (including any particular class of BIP Interests as compared to other classes of interests) in any material respect; are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; are necessary or appropriate to facilitate the trading of BIP Interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BIP Interests are or will be listed for trading; are necessary or appropriate for any action taken by the BIP General Partner relating to splits or combinations of units under the provisions of the Limited Partnership Agreement; or are required to effect the intent expressed in the registration statement on Form 20-F submitted by BIP to the SEC or the intent of the provisions of the Limited Partnership Agreement or are otherwise contemplated by the Limited Partnership Agreement. No amendment may be made that would: enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of BIP Interests in relation to other classes of BIP Interests may be approved by at least a majority of the type or class of BIP Interests so affected, or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BIP to the BIP General Partner or any of its Affiliates without the consent of the BIP General Partner, which may be given or withheld in its sole discretion. The provision of the Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units. (e) Terms of issue of BIP Interests All BIP Interests currently issued and outstanding or which will be issued and outstanding are afforded the same rights. Specifically, BIP Securityholders are not entitled to the withdrawal or return of capital contributions in respect of BIP Interests, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP or as otherwise required by applicable law. Except to the extent expressly provided in the Limited Partnership Agreement, a BIP Securityholder does not have priority over any other BIP Securityholder, either as to the return of capital contributions or as to profits, losses or distributions. BIP Securityholders will not be granted any pre-emptive or other similar right to acquire additional

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 144 PRIME INFRASTRUCTURE interests in BIP. In addition, BIP Securityholders do not have any right to have their BIP Interests redeemed by BIP. (f) Dissent rights BIP Securityholders are not entitled to dissenters’ rights of appraisal (the existence of such rights would allow them to require BIP to purchase their BIP Interests for fair value if they were dissatisfied with a merger) under the Limited Partnership Agreement or the Limited Partnership Act or the Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of BIP’s assets or any other transaction or event. (g) Limited Liability Assuming that a BIP Securityholder does not participate in the control or management of BIP or conduct the affairs of, sign or execute documents for or otherwise bind BIP within the meaning of the Limited Partnership Act and otherwise acts in conformity with the provisions of the Limited Partnership Agreement, such BIP Securityholder’s liability under the Limited Partnership Act and the Limited Partnership Agreement will be limited to the amount of capital such BIP Securityholder is obligated to contribute to BIP for its BIP Interest plus its share of any undistributed profits and assets, except as described below. If it were determined, however, that a BIP Securityholder were participating in the control or management of BIP or conducting the affairs of, signing or executing documents for or otherwise binding BIP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such BIP Securityholder would be liable as if it were a general partner of BIP in respect of all debts of BIP incurred while that BIP Securityholder was so acting or purporting to act. Neither the Limited Partnership Agreement nor the Limited Partnership Act specifically provides for legal recourse against the BIP General Partner if a limited partner were to lose limited liability through any fault of the BIP General Partner. While this does not mean that a BIP Securityholder could not seek legal recourse, BIP is not aware of any precedent for such a claim in Bermuda case law. 11.3 Issue of new securities Under the Limited Partnership Agreement, the BIP General Partner has broad rights to cause BIP to issue additional partnership interests (including new classes of BIP Interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any BIP Securityholders. Any additional BIP Interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BIP General Partner in its sole discretion, all without approval of BIP Securityholders. If and to the extent BIP raises funds by way of the issue of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BILP. 11.4 Management of BIP (a) BIP GP Directors The Limited Partnership Agreement provides for the management and control of BIP by a general partner rather than a board of directors and officers. The BIP General Partner serves as BIP’s general partner and has a board of directors. The structure, practices and committees of the BIP General Partner’s board of directors are governed by the BIP General Partner’s By-laws. (b) Size, independence and composition of the board of directors The BIP General Partner’s board of directors is currently set at seven directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of BIP General Partner’s shareholders (currently Brookfield). At least three directors and at least a majority of the directors holding office must be independent of the BIP General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE. Generally, a director will not be considered independent under the NYSE independence standards if (i) he or she is currently, or has been within the last three years, an employee, or if a member of his or her immediate family is currently, or has been within the last three years, an executive officer of the company, (ii) he or she is currently an employee or a member of his or her immediate family is currently an executive officer, of another company (or its parent or a Subsidiary) that has made payments to, or received payments from, the company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of the other company’s (or its parent’s or a Subsidiary’s) consolidated gross revenues, (iii) the director or a member of his or her immediate family is, or has been within the last three years, employed as an executive officer of another company (or its parent or a Subsidiary) if any of the company’s current executive officers at the same time serves or served on the other company’s (or its parent’s or a Subsidiary’s) compensation committee (iv) the director or a member of his or her immediate family has received more than US$120,000 in direct compensation from the company during any 12-month period within the last three years (other than director and committee fees and pension or other forms of deferred compensation for prior service that are not contingent on continued service), or (v) the director is currently a partner or an employee of the company’s auditor or was a partner or an employee of such firm within the last three years and personally worked on the company’s audit during that time or a member of his or her immediate family (a) is currently a partner of such firm, (b) is currently an employee of such firm and personally works on the company’s audit or (c) was a partner or employee of such firm within the last three years and personally worked on the company’s audit during that time.

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) SCHEME BOOKLET 145 (c) Election and removal of BIP GP Directors Election and removal of BIP GP Directors is solely at the discretion of the BIP General Partner’s shareholders (currently Brookfield). BIP Securityholders do not have any rights to remove or appoint BIP GP Directors. (d) Transactions requiring approval by BIP Independent Directors The BIP Independent Directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include: the dissolution of BIP; any material amendment to the Master Services Agreement, the Equity Commitment, the Limited Partnership Agreement or BILP’s limited partnership agreement; any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; any calls by BILP or BIP on the Equity Commitment provided by Brookfield as described in Section 5.8(a); acquisitions by BIP from, and dispositions by BIP to, Brookfield; any other material transaction involving BIP and Brookfield; and termination of, or any determinations regarding indemnification under, the Master Services Agreement. BIP’s conflicts policy requires the transactions described above to be approved by a majority of the BIP Independent Directors. Pursuant to its conflicts policy, the BIP Independent Directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted by those guidelines, policies or procedures. (e) Release from liability and indemnification of directors and officers Under the Limited Partnership Agreement, BIP is required to indemnify to the fullest extent permitted by law the BIP General Partner, the Manager and any of their respective Affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of BILP, a Holding Entity, operating entity or any other holding vehicle established by BIP and any other person designated by the BIP General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BIP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Limited Partnership Agreement: the liability of the indemnified persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and any matter that is approved by the BIP Independent Directors will not constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. (f) Transactions involving directors or officers The BIP General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, referred to as “interested parties” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with BIP Interests with the same rights they would have if the BIP General Partner was not a party to the Limited Partnership Agreement. The Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in BIP’s conflicts policy. (g) Withdrawal of the BIP General Partner as managing general partner The BIP General Partner may withdraw as managing general partner without first obtaining approval of BIP Securityholders by giving 90 days notice, and that withdrawal will not constitute a violation of the Limited Partnership Agreement. Upon the withdrawal of the BIP General Partner, the holders of a majority of the voting power of BIP’s outstanding units may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BIP will be dissolved, wound up and liquidated. The Limited Partnership Agreement also sets out the circumstances under which a successor general partner will have the option to purchase the general partnership interest of the departing general partner.

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 146 PRIME INFRASTRUCTURE 11.5 Corporate governance (a) Audit committee The BIP GP Directors are required to establish and maintain at all times an audit committee. The audit committee is required to consist solely of BIP Independent Directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee is responsible for assisting with, and advising the BIP GP Directors on, matters relating to: BIP’s accounting and financial reporting processes; the integrity and audits of BIP’s financial statements; BIP’s compliance with legal and regulatory requirements; and the qualifications, performance and independence of the independent accountants. The audit committee is also responsible for engaging BIP’s independent accountants, reviewing the plans and results of each audit engagement with BIP’s independent accountants, approving professional services provided by BIP’s independent accountants, considering the range of audit and non-audit fees charged by BIP’s independent accountants and reviewing the adequacy of BIP’s internal accounting controls. The audit committee charter is available on BIP’s website at www.brookfieldinfrastructure.com/aboutus/governance and upon written request from BIP’s Corporate Secretary at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. (b) Nominating and governance committee The BIP GP Directors are required to establish and maintain at all times a nominating and governance committee. The nominating and governance committee is required to consist entirely of BIP Independent Directors. The nominating and governance committee is responsible for approving the appointment by the sitting BIP GP Directors of a person to the office of director and for recommending a slate of nominees for election as BIP GP Directors by the BIP General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising the BIP GP Directors with respect to matters relating to the general operation of the board of directors, BIP’s governance, the governance of the BIP General Partner and the performance of its board of directors and individual directors. The nominating and governance committee charter is available on BIP’s website at www.brookfieldinfrastructure.com/aboutus/governance and upon written request from BIP’s Corporate Secretary at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. (c) Compensation committee The BIP GP Directors are required to establish and maintain at all times a compensation committee. The compensation committee is required to consist solely of BIP Independent Directors. The compensation committee is responsible for reviewing and making recommendations to the board of directors of the BIP General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The compensation committee charter is available on BIP’s website at www.brookfieldinfrastructure.com/aboutus/governance and upon written request from BIP’s Corporate Secretary at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. (d) Governance of BILP The board of directors of the Infrastructure General Partner is currently comprised of the same individuals who serve as directors of the BIP General Partner. 11.6 Dissolution of BIP BIP will terminate upon the earlier of: (i) the date on which all of BIP’s assets have been disposed of or otherwise realised by BIP and the proceeds of such disposals or realisations have been distributed to BIP Securityholders, (ii) the service of notice by the BIP General Partner, with the special approval of a majority of BIP Independent Directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of BIP, and (iii) at the election of the BIP General Partner, if BIP, as determined by the BIP General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions). Except in certain limited circumstances, BIP will be dissolved upon the withdrawal of the BIP General Partner as the managing general partner of BIP. BIP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and BIP receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner. Upon the dissolution BIP, unless BIP is continued as a new limited partnership, the liquidator authorised to wind up BIP’s affairs will, acting with all of the powers of the BIP General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate BIP’s assets and apply the proceeds of the liquidation first, to discharge BIP’s liabilities as provided in the Limited Partnership Agreement and by law and thereafter to the BIP Securityholders pro rata according to the percentages of their respective BIP Interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BIP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BIP’s assets would be impractical or would cause undue loss to the BIP Securityholders.

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) SCHEME BOOKLET 11.7 Partnership arrangements of BILP (a) BILP’s limited partnership agreement The rights of the limited partners of BILP are currently governed by the laws of Bermuda and BILP’s limited partnership agreement. BILP’s limited partnership agreement provides for the management and control of BILP by BILP GP. For further details on BILP’s limited partnership agreement, see Annexure C. (b) Units currently on issue BILP has two classes of units on issue. The first class of units are held by BIP and the second class of units, referred to as the Redeemable Partnership Units, are held by wholly-owned Subsidiaries of Brookfield. Redeemable Partnership Units are identical to the limited partnership units held by BIP, except as described below. At any time after two years from 31 January 2008, one or more wholly-owned Subsidiaries of Brookfield that hold Redeemable Partnership Units will have the right to require BILP to redeem for cash all or a portion of the Redeemable Partnership Units held by such Subsidiary, subject to BIP’s right of first refusal. Any such redeeming Subsidiary may exercise its right of redemption by delivering a notice of redemption to BILP and BIP. After presentation for redemption, such redeeming Subsidiary will receive, subject to BIP’s right of first refusal, for each unit that is presented, cash in an amount equal to the market value of one of BIP’s units multiplied by the number of units to be redeemed (as determined by reference to the five day VWAP of BIP Interests and subject to certain customary adjustments). Upon its receipt of the redemption notice, BIP will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BILP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BILP’s units so redeemed will cease. (c) Rights of BILP’s limited partners BILP’s limited partners, in their capacities as such, may not take part in the management or Control of the activities and affairs of BILP and do not have any right or authority to act for or to bind BILP or to take part or interfere in the conduct or management of BILP. Limited partners of BILP are not entitled to vote on matters relating to BILP, although holders of units are entitled to consent to certain matters (similar to those matters which require BIP Securityholders to consent in relation to the management of BIP). For the purposes of any approval required from holders of BILP’s units, if Brookfield and its Subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of BILP then issued and outstanding. Each unit in BILP shall entitle its holder to one vote for the purposes of any approvals of holders of units. (d) Other matters BILP has substantially similar governance arrangements as BIP. In particular, the provisions relating to the amendment of BILP’s limited partnership agreement, the dissolution of BILP, the release from liability and indemnification of directors and officers and transactions involving directors or officers are similar to the equivalent provisions in the Limited Partnership Agreement. BILP GP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days notice, and that withdrawal will not constitute a violation of the limited partnership agreement. BILP GP may not be removed unless that removal is approved by the vote of the holders of at least 662/3% the outstanding class of units that are not Redeemable Partnership Units and it receives an opinion of counsel regarding limited liability tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of BILP GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units. The Limited Partnership Agreement and BILP’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and BIP Securityholders, including when such conflicts of interest arise. These modifications may be important to BIP Securityholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BIP General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of BIP or the best interests of BIP Securityholders.

SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus) 148 PRIME INFRASTRUCTURE 11.8 Structure of BIP and BILP A structure diagram showing the relationship between BIP, BILP and Brookfield is set out below. For further information see Sections 5.2, 5.8, this Section 11 and Annexure C. Note: The preference shares shown on this chart are preferred equity held by Brookfield in the Holding Entities through which BILP invests in assets. The face value of the preference shares are immaterial in the context of Brookfield Infrastructure. They are also non-voting and do not give the holder the right to convert the preference share into ordinary equity. 11.9 Fees payable to BILP GP and the BIP General Partner No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels (Refer to Annexure C on BILP’s Amended and Restated Limited Partnership Agreement). 11.10 Obligations under the Master Services Agreement Under the Master Services Agreement, Brookfield Infrastructure Group Inc. and certain other Affiliates of BAM have agreed to provide or arrange for other service providers to provide certain management and administration services to BIP and the other Service Recipients. These services include, but are not limited to, supervising and attending to the day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations, establishing and maintaining books and records, identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions and recommending and, where requested to do so, assisting in the raising of funds. BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement). BIP is and the other Service Recipients are also required to reimburse the Manager for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, other than for salaries and other remuneration of the management, personnel or support staff of the Service Recipients who carry out any services or functions for the Service Recipients. The obligations of Brookfield under the Master Services Agreement and the other arrangements with them are contractual rather than fiduciary in nature. As a result, the BIP General Partner as general partner has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions. For further details on the Master Services Agreement, see Annexure C.

SCHEME BOOKLET 149 11.11 Arrangements under the Relationship Agreement Under the Relationship Agreement, Brookfield has agreed that Brookfield Infrastructure serves as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for Brookfield Infrastructure’s strategy and objectives. BIP, BILP and the Holding Entities also acknowledge and agree that, subject to providing Brookfield Infrastructure the opportunity to participate on the basis described above, Brookfield is able to pursue other business activities and provide services to third parties that compete directly or indirectly with Brookfield Infrastructure. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. BIP, BILP and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with their objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for them, and that Brookfield may have greater financial incentives to assist those other entities over them. Accordingly, Brookfield Infrastructure may be required to compete from time-to-time with Brookfield or other third parties for access to the benefits that Brookfield Infrastructure expects to realise from Brookfield Infrastructure’s involvement in BIP’s business. For further details on the Relationship Agreement, see Annexure C. SECTION 11 Comparison of constitutions, corporate laws and security holder rights (forms part of the Prospectus)

150 PRIME INFRASTRUCTURE Section 12. Additional information (Section 12.8 forms part of the Prospectus)

SCHEME BOOKLET 151

SECTION 12
Additional information (Section 12.8 forms part of the Prospectus)

12.1 Interests and dealings in securities by Prime Directors

(a) Interests in securities

As at the date of this Scheme Booklet, the Prime Directors had the following Relevant Interests in Prime Securities and BIP Interests:

Name of Director	Number of Prime Securities held	Number of BIP Interests held	Voting intention in relation to the Schemes
Jeffrey Blidner	Nil	2,870	N/A
Leigh Hall, AM	28,061	Nil	Intends to vote in favour
Hon. Dr David Hamill, AM	14,068	Nil	Intends to vote in favour
Jeffrey Kendrew	4,479	Nil	N/A[1]
Brian Kingston	Nil	Nil	N/A
Samuel Pollock	Nil	33,663	N/A
James Sloman, OAM	3,000	Nil	Intends to vote in favour
Barry Upson	Nil (holds 10,000 SPARCS[2])	Nil	N/A

Note:
1. Mr Jeffrey Kendrew, while supportive of the Schemes, will not be voting any of his Prime Securities at the Scheme Meetings having regard to his association with BIP.
2. See Section 4.6 for a description of SPARCS.

(b) Dealings in securities

No Prime Director acquired or disposed of a Relevant Interest in any Prime Security or BIP Interest in the four month period ending on the date immediately before the date of this Scheme Booklet.

12.2 BIP's interests in Prime Securities

BIP does not have a Relevant Interest in any Prime Securities. However, its associate, BILP, has a Relevant Interest in 140,378,791 Prime Securities, giving it 39.9% voting power in Prime. As a result of the Schemes, BIP and its associates' would have 100% voting power in Prime. Accordingly, the maximum extent of the increase in BIP and its associates' voting power in Prime that would result from the Schemes is 60.1%.

12.3 Benefits and agreements

(a) Benefits in connection with retirement from office

No person has been or will be given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from a board or managerial office of Prime or a Related Body Corporate of Prime.

(b) Agreements connected with or conditional on the Schemes

Other than as described in this Section or as set out elsewhere in this Scheme Booklet, there are no agreements or arrangements made between any Prime Director and any other person in connection with, or conditional upon, the outcome of the Schemes, other than in their capacity as Prime Securityholder.

Mr Jeffrey Kendrew, the former CEO and Managing Director of Prime, remains a participant in Prime's Long Term Incentive Plan in respect of entitlements that accrued prior to his resignation as Managing Director. Following the delisting of Prime if the Schemes become Effective, Mr Kendrew may receive a payment from Brookfield of up to $277,577 under the terms of the plan, in lieu of his accrued entitlements.

(c) Benefits from BIP

None of the Prime Directors has agreed to receive, or is entitled to receive, any benefit from BIP which is conditional on, or is related to, the Schemes, other than in their capacity as Prime Securityholder.

(d) Interests of Prime Directors in contracts with BIP

None of the Prime Directors has any interest in any contract entered into by BIP, other than in their capacity as a Prime Securityholder, or in the case of the Brookfield Prime Directors, in their capacity as an employee of Brookfield.

12.4 Status of regulatory conditions

Implementation of the Schemes is subject to various approvals, consents or relief being obtained from certain Regulatory Authorities.

As at the date of lodgement of this Scheme Booklet with ASIC for registration, Prime and the BIP General Partner (or as appropriate, its Affiliates) have applied for all of the regulatory approvals, consents or relief which they consider are necessary or desirable for the purposes of implementing the Schemes.

152 PRIME INFRASTRUCTURE As at the date of lodgement of this Scheme Booklet with ASIC for registration, neither Prime nor the BIP General Partner (or its Affiliates) are aware of any circumstances which would lead them to believe that any of the regulatory approvals, consents or relief applied for will not be obtained. 12.5 ASIC and ASX relief (a) ASX relief Prime has obtained from ASX a waiver of Listing Rule 10.1 to enable BIP, or an Affiliate of BIP, as lender, to take security in respect of the Corporate Facility described in Section 4.7(c), subject to customary conditions. (b) ASIC (1) Prime Prime has applied to ASIC for: a modification of section 611 (item 7) of the Corporations Act to permit holders of units in PIT and PIT2 not associated with BIP to vote on the section 611 (item 7) resolutions for the Trust Schemes; relief from section 601FC(1)(d) of the Corporations Act to the extent necessary for Ineligible Foreign Securityholders not to receive BIP Interests and not to participate in the Liquidity Facility; an exemption from Division 2 of Part 7.7 of the Corporations Act in relation to the requirement for PIRE to issue a Financial Services Guide under section 941A of the Corporations Act; and a modification of section 712 of the Corporations Act in relation to certain information being incorporated by reference from this Scheme Booklet into the Prospectus despite the contemporaneous lodgement of those documents with ASIC. (2) BIP BIP has applied to ASIC for: an exemption from Division 5A of Part 7.9 of the Corporations Act in relation to offers under the Trust Schemes potentially being characterised as unsolicited off-market offers to purchase units in PIT and PIT2 of a kind subject to those provisions; an exemption from the requirement for BIP IV, PIRE and other relevant related entities to hold an Australian financial services licence which includes an authorisation to provide general financial product advice in order to provide any such advice as may be contained in this Scheme Booklet; and an exemption from section 601ED, Divisions 2 to 5 of Part 7.9, the requirement to hold an Australian financial services licence for the provision of certain financial services and Division 5A of Part 7.9 in relation to the Liquidity Facility and the Ineligible Foreign Securityholder Facility. 12.6 Other information material to the making of a decision in relation to the Schemes Other than as contained in or referred to in this Scheme Booklet, including the information contained in the annexures, in the opinion of the Prime Board there is no other information material to the making of a decision by Prime Securityholders whether or not to vote in favour of the Schemes, being information that is known to Prime or a director of Prime and which has not previously been disclosed to Prime Securityholders. 12.7 Supplementary disclosure Prime will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of lodgement of this Scheme Booklet with ASIC for registration and the Second Court Date: (a) a material statement in this Scheme Booklet is false or misleading; (b) a material omission from this Scheme Booklet; (c) a significant change affecting a matter in this Scheme Booklet; or (d) a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had been known at the date of lodgement of this Scheme Booklet with ASIC for registration. Depending on the nature and the timing of the changed circumstances and subject to obtaining any relevant approvals, Prime may, in addition to releasing the supplementary information on ASX, circulate and publish any supplementary document by any one or more of the following methods: (e) placing an advertisement in a newspaper which is circulated generally throughout Australia; (f) posting the supplementary document on Prime’s website at www.primeinfrastructure.com; or (g) posting the supplementary document to all Prime Securityholders. 12.8 Additional information — Prospectus disclosures (a) New BIP Interests This Prospectus relates to an offer of New BIP Interests in connection with the Schemes by the Issuer. If the Schemes become Effective, the New BIP Interests will be issued in accordance with the terms of the Schemes. For further information on the Schemes, refer to Section 3. New BIP Interests issued in connection with the Offer will be able to be traded on the NYSE and TSX. An application for admission of the New BIP Interests will be made to NYSE and TSX within 7 days of the date of this Prospectus. SECTION 12 Additional information (Section 12.8 forms part of the Prospestus)

SCHEME BOOKLET 153

SECTION 12
Additional information (Section 12.8 forms part of the Prospectus)

(b) Interests of directors, advisers and promoters

(1) Background

Other than as set out in this Prospectus:

(A) no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a BIP GP Director, or proposed director of the Issuer to induce them to become, or to qualify as, a director of the Issuer; and

(B) none of the following persons:

- a BIP GP Director or proposed director of the Issuer;
- each person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- a promoter of BIP,

holds or held at any time during the last two years an interest in:

- the formation or promotion of BIP;
- property acquired or proposed to be acquired by the Issuer in connection with the formation or promotion of BIP or the offer of the New BIP Interests under this Prospectus; or
- offer of the New BIP Interests under this Prospectus,

or was paid or given or agreed to be paid or given any amount or benefit for services provided by such persons in connection with the formation or promotion of BIP or the offer of the New BIP Interests under this Prospectus.

(2) BIP GP Directors' interests

BIP GP Directors are not required to hold any BIP Interests under the Limited Partnership Agreement.

Set out below are details of the BIP Interests held by the BIP GP Directors immediately before the lodgement of this Prospectus with ASIC. Interests include those held directly or otherwise. In addition, the remuneration for each BIP GP Director for the period from 1 July 2009 to 30 June 2010 is also set out below:

BIP GP Director	BIP Interests held	Remuneration[1]
Pannell, Derek George	19,240	US$100,000
Erskine, Alex	0	US$50,000
Hagger, Jonathan	0	US$60,000
Jacobson, Jr., Arthur L	10,000	US$50,000
Schaumburg, Anne	0	US$60,000
Varma, Danesh	0	US$50,000
Wallace, James	0	US$60,000

1. One half of these fees relate to duties as a BIP GP Director and one half of these fees relate to duties as a director of the Infrastructure General Partner.

(3) Payments to Brookfield

Set out below are details of payments made by Brookfield Infrastructure to Brookfield for the 24 months ending 30 June 2010:

Type of payment	Amount (US$ million)
Reimbursement of Expenses	20
Management Fees	14
Total	34

For each of the above payments note the following:

- **Reimbursement of expenses**: Brookfield Infrastructure reimburses the Manager, a Brookfield company, for all out-of-pocket fees, costs and expenses incurred in the provision of management and administration services (refer to Section 11.10).
- **Management fees**: Management fees are paid on a quarterly basis to Brookfield for the provision of management and administration services (refer to Section 11.10).

(4) Interests of advisers

Mallesons Stephen Jaques has acted as Australian legal adviser to the Issuer in connection with the Offer, has performed work in relation to the Australian legal due diligence enquiries on legal matters and advised the Issuer on Australian legal matters generally in relation to the Offer. Issuer has paid or agreed to pay approximately A$1,350,000 in relation to these services, to the date of the Prospectus. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its time-based charges.

Torys has acted as U.S. and Canadian legal adviser to the Issuer in connection with the Offer, has performed work in relation to the U.S. and Canadian due diligence enquiries on legal matters and has advised the Issuer on U.S. and

154 PRIME INFRASTRUCTURE Canadian legal matters generally in relation to the Offer. The Issuer has paid or agreed to pay approximately US$350,000 in relation to these services, to the date of this Prospectus. Further amounts may be paid to Torys in accordance with its time-based charges. Appleby has acted as Bermudan legal adviser to the Issuer in connection with the Offer and has advised the Issuer on Bermudan legal matters generally in relation to the Offer. The Issuer has paid or agreed to pay approximately US$25,000 in relation to these services to the date of this Prospectus. Further amounts may be paid to Appleby in accordance with its time-based charges. Deloitte Touche Tohmatsu has acted as investigating accountant in respect of the Offer, has prepared an Investigating Accountants’ Report incorporated into the Prospectus and has performed work in relation to financial due diligence enquiries. The Issuer has paid or agreed to pay Deloitte Touche Tohmatsu approximately A$500,000 for these services, to the date of the Prospectus. Ernst & Young has acted as tax advisor in respect of the Offer, has prepared a taxation report incorporated into the Prospectus and has performed work in relation to taxation enquiries. Prime has paid or agreed to pay Ernst & Young approximately A$350,000 for these services, to the date of the Prospectus. Unless stated otherwise, all such payments have been paid or are payable in cash and exclude GST and any similar taxes. The Issuer is also generally obligated to pay the out-of-pocket expenses of the advisers listed above (other than Ernst & Young) which are included in the amounts stated. (c) Costs of the Offer The expenses connected with the Offer, which are payable by the Issuer, are estimated to be approximately US$2.5 million. This includes advisory, legal, accounting, tax, listing and administrative fees, Prospectus design and printing, marketing, Share Registry and other expenses. (d) Consents Consents to be named The following persons have given and have not, before the time of lodgement of the Prospectus with ASIC, withdrawn their written consent to be named in the Prospectus in the form and context in which they are named: Ernst & Young as tax advisers to Prime (and on whose reports the Issuer may rely); Deloitte Touche Tohmatsu as the Investigating Accountants; Mallesons Stephen Jaques as Australian legal adviser to the Issuer; Torys LLP as US and Canadian legal adviser to the Issuer; Appleby as Bermudan legal adviser to the Issuer; the BILP GP; BAM; and Prime. Consent to the inclusion of statements The Prospectus contains statements made by, or statements said to be based on statements made by Deloitte Touche Tohmatsu as the Investigating Accountants and in respect of its Investigating Accountants’ Report. Deloitte Touche Tohmatsu has consented to the inclusion of each statement it has made in the form and context in which the statements appear in the Prospectus, has consented to the references to those statements in the form and context in which they are included in the Prospectus, and has not withdrawn those consents at the date of the Prospectus. Ernst & Young has consented to the inclusion of each statement it has made in the form and context in which the statements appear in the Prospectus, has consented to the references to those statements in the form and context in which they are included in the Prospectus, and has not withdrawn those consents at the date of this Prospectus. The BILP GP has consented to the inclusion of each statement it has made in the form and context in which the statements appear in the Prospectus, has consented to the references to those statements in the form and context in which they are included in the Prospectus, and has not withdrawn those consents at the date of this Prospectus. BAM has consented to the inclusion of each statement it has made in the form and context in which the statements appear in the Prospectus, has consented to the references to those statements in the form and context in which they are included in the Prospectus, and has not withdrawn those consents at the date of this Prospectus. Prime has consented to the inclusion of each statement it has made in the form and context in which the statements appear in the Prospectus, has consented to the references to those statements in the form and context in which they are included in the Prospectus, and has not withdrawn those consents at the date of this Prospectus. Disclaimers of responsibility Each person named in this Section 12.8(d): has not authorised or caused the issue of the Prospectus; does not make, or purport to make, any statement in the Prospectus or any statement on which a statement in the Prospectus is based other than other than as specified in this Section 12.8(d); and to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of the Prospectus other than a reference to its name and the statement (if any) included in the Prospectus with the consent of that party. (e) Statement of BIP GP Directors The issue of this Prospectus has been authorised by each BIP GP Director. Each BIP GP Director has consented to the lodgement and issue of the Prospectus with ASIC as required by section 720 of the Corporations Act, and has not withdrawn that consent. SECTION 12 Additional information (Section 12.8 forms part of the Prospestus)

SCHEME BOOKLET 155 12.9 Formal disclosures and consents (a) Consents Consent to be named The following persons have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named: Gresham as financial advisers to Prime; Deloitte Touche Tohmatsu as the Investigating Accountants; Grant Samuel as the Independent Expert; Ernst & Young as taxation adviser; Freehills as Australian legal adviser to Prime; Link Market Services Limited as the Prime Registry; Mallesons Stephen Jaques as Australian legal adviser to the Issuer; Torys LLP as US and Canadian legal adviser to the Issuer; Appleby as Bermudan legal adviser to the Issuer; BILP GP; and BAM. Consent to the inclusion of statements This Scheme Booklet contains statements made by, or statements said to be based on statements made by: Deloitte Touche Tohmatsu as the Investigating Accountants and in respect of its Investigating Accountants’ Report; Grant Samuel as the Independent Expert and in respect of its Independent Expert’s Report; and Ernst & Young as taxation adviser and in respect of its Independent Income Tax Opinion. Each of the persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear in this Scheme Booklet, has consented to the references to those statements in the form and context in which they are included in this Scheme Booklet, and has not withdrawn those consents at the date of this Scheme Booklet. (b) Disclaimers of responsibility Each person named in Section 12.9(a) of this Scheme Booklet: has not authorised or caused the issue of this Scheme Booklet; does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than other than as specified in this Section; and to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party. 12.10 Fees Each of the persons named in Section 12.9 as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet, will be entitled to receive professional fees charged in accordance with their normal basis of charging. SECTION 12 Additional information (Section 12.8 forms part of the Prospestus)

156 PRIME INFRASTRUCTURE Section 13. Glossary and interpretation (forms part of the Prospectus)

SCHEME BOOKLET 157 13.1 Glossary The meanings of the terms used in this Scheme Booklet are set out below. Term Meaning $, A$ or AUD Australian dollars. ACCC Australian Competition and Consumer Commission. AET&D the Australian Energy Transmission and Distribution portfolio of assets. AET&D Holdings Prime AET&D Holdings No. 1 Pty Limited (ACN 125 830 631) (formerly known as BBI EPS Limited and in the process of being converted to a public company). Affiliate a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by another person and, in respect of BIP, includes a partnership or other fund or account which is managed by Brookfield or any of its Subsidiaries. For the purposes of this definition only, “control” of a person means the right to: (1) elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person; (2) the ability to otherwise exercise a majority of the voting rights in respect of that person; or (3) the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise; and “controlled” and “controlling” have a corresponding meaning. AFFO in relation to Prime has the meaning it is given in Section 4.2, and in relation to Brookfield Infrastructure has the meaning it is given in Section 5.3(b). AFFO Yield has the meaning it is given in Section 5.3(b). Annual General Meeting the annual general meeting of PIHL, PIT and PIT2. ASIC Australian Securities and Investments Commission. ASX ASX Limited (ACN 008 624 691) or Australian Securities Exchange, as appropriate. BAM Brookfield Asset Management Inc. Base Rate for any day, a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the higher of: (a) the Prime Rate in effect on such day and (b) ½ of 1% per annum above the Federal Funds Rate. For purposes hereof: “Prime Rate” means the rate of interest determined by Royal Bank of Canada as its prime commercial lending rate for United States Dollar loans. BILP Affiliate is given a meaning such that a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by another person and, in respect of BIP, includes a partnership or other fund or account which is managed by BAM or any of its Subsidiaries; and for the purposes of this definition only “control” of a person means the right to: (1) elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person; (2) the ability to otherwise exercise a majority of the voting rights in respect of that person; or (3) the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise; and “controlled” and “controlling” have a corresponding meaning. BILP Brookfield Infrastructure L.P. BILP Facility the Credit Agreement as further amended, supplemented or replaced provided that where such amendment, modification, supplement or replacement may adversely affect or increase the obligations (directly or indirectly) of a Relevant Company (as defined in Section 4.7(b)) or any member of the Group (as defined in Section 4.7(d)), PIHL on behalf of the Relevant Companies has provided its written consent to such amendment, modification, supplement or replacement. BILP GP Brookfield Infrastructure GP L.P., which serves as the general partner of BILP. BIP GP Director a member of the board of directors of the BIP General Partner. SECTION 13 Glossary and interpretation (forms part of the Prospectus)

158 PRIME INFRASTRUCTURE Term Meaning BIP or Brookfield Infrastructure Partners Brookfield Infrastructure Partners L.P. BIP General Partner Brookfield Infrastructure Partners Limited, a Bermudan exempted limited company, acting as general partner of BIP BIP Independent Director an independent BIP GP Director. BIP Information the letter from the Chief Executive Officer of Brookfield Infrastructure, the Prospectus (excluding information that concerns, and has been verified by, Prime); any other information in this Scheme Booklet regarding BIP, Brookfield, BILP and their Subsidiaries and which BIP or its Representatives have verified for the purposes of this Scheme Booklet; any other information in this Scheme Booklet repeating the information contained in the Prospectus and the letter from the Chief Executive Officer of Brookfield Infrastructure (to the extent that information relates to BIP, Brookfield, BILP and their Subsidiaries and which BIP or its Representatives have verified for purposes of this Scheme Booklet) and all information in this Scheme Booklet regarding the Brookfield Infrastructure Merged Group or its directors or proposed directors (except to the extent the base information relates to Prime and its Subsidiaries) which have been prepared by or on behalf of BIP and which BIP or its Representatives have verified for purposes of this Scheme Booklet. BIP Interest a limited partnership unit in BIP. BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIP Register the register of BIP Interests maintained by the BIP General Partner or its agent. BIP Securityholder a registered holder of BIP Interests from time to time. Brookfield BAM and its Affiliates other than BIP and BILP (but including the BIP General Partner and BILP GP). Brookfield Entity BIP, BAM and each of their Affiliates. Brookfield Global Timber Fund Brookfield Global Timber Fund I L.P., Brookfield Global Timber Fund I (Brookfield PIV), LLC and BGTF (Norma), LLC.. Brookfield Infrastructure BIP, BILP and their Subsidiaries. Brookfield Infrastructure Merged Group BIP, BILP and their Subsidiaries (which will include Prime and Prime’s Subsidiaries) following implementation of the Schemes. Brookfield Material Adverse Change the meaning given in clause 1.1 of the Implementation Deed. Brookfield Prescribed Occurrence the meaning given in clause 1.1 of the Implementation Deed. Brookfield Prime Directors Prime Directors nominated for appointment to the Prime Board by Brookfield Infrastructure. Business Day a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, Australia. Canadian Timber Operations BILP’s 37.5% interest in the Island Timberlands limited partnership. CGT capital gains tax. CHESS the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd. Chilean Transmission Operations BIP’s 17.8% interest in Transelec Chile S.A. Company Scheme the scheme of arrangement under Part 5.1 of the Corporations Act, between PIHL and the Scheme Securityholders under which each Scheme Securityholder’s PIHL Shares Securities will be transferred to BIP substantially in the form set out in Annexure D together with any amendment or modification made pursuant to section 411(6) of the Corporations Act. Company Scheme Meeting the meeting of Prime Securityholders to be convened pursuant to an order of the Court in relation to the Company Scheme pursuant to section 411(1) of the Corporations Act, and includes any adjournment of such meeting. SECTION 13 Glossary and interpretation (forms part of the Prospectus)

SCHEME BOOKLET 159  Term Meaning Company Scheme Resolution the resolution to be put to Scheme Securityholders to approve the Company Scheme. Competing Bid any proposal or transaction (whether by way of takeover bid (other than the Takeover Bid), scheme of arrangement (other than the Schemes), holder approved acquisition, capital reduction or share or asset purchase) and that, if completed, would mean: a person other than a Brookfield Entity would acquire a Relevant Interest in Prime Securities of greater than 20% or obtain Control of Prime; or all or a material part of the business assets or undertaking of Prime, being more than 20% of Prime’s assets on a consolidated basis, is acquired by a person other than a Brookfield Entity. Conditions Precedent the conditions precedent to the Schemes set out in Schedule 7 of the Implementation Deed. Control has the meaning given in section 50AA of the Corporations Act, except that for the purposes of this definition BIP and BILP are to be regarded as a legal entity. Controlled Entity in relation to an entity, another entity which is a Subsidiary of it, or which is Controlled by it excluding in the case of Prime, AET&D Holdings and its Subsidiaries and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries. Corporations Act the Corporations Act 2001 (Cth). Court a court of competent jurisdiction under the Corporations Act. Credit Agreement the credit agreement dated 21 June 2010 between BILP and Royal Bank of Canada, among others, as amended on 23 August 2010. CSC the Cross Sound Cable portfolio of assets. DBCT the Dalrymple Bay Coal Terminal portfolio of assets. Deed Poll a deed poll substantially in the form of Annexure E to this Scheme Booklet. EBITDA earnings before interest, taxes, depreciation, and amortisation. Effective all of the following events taking place: in relation to the Company Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Company Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC; in relation to the PIT Trust Scheme, the PIT Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act; and in relation to the PIT2 Trust Scheme, the PIT2 Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act. Effective Date the date on which the Schemes become Effective. Election Date in respect of Prime Securityholders who appear in the Register as at 7.00pm on Tuesday, 2 November 2010 and who continue to be named on the Register on the Scheme Record Date, 7.00pm on Tuesday, 2 November 2010; and in respect of all other Prime Securityholders who appear in the Register as at the Scheme Record Date, the second Business Day after the Scheme Record Date, or any later date that PIHL and BIP agree to permit (either generally or in particular cases or classes of cases). Eligible Prime Securityholder a Scheme Securityholder who is not an Ineligible Foreign Securityholder. End Date 31 December 2010 or such later date as may be agreed between PIHL, PIRE as responsible entity of PIT and PIT2, and the BIP General Partner, which date will not be any later than 6 months after the date of the Implementation Deed. Equity Commitment the equity commitment provided by BAM to BIP and BILP on 4 December 2007. Euroports the Euroports diversified portfolio of port concession businesses. Exchange Act the U.S. Securities Exchange Act of 1934, as amended. Excluded Securityholder any Prime Securityholder who is BIP, BIP IV or a Subsidiary of BIP or any Prime Securityholder who holds any Prime Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP or BILP. SECTION 13 Glossary and interpretation (forms part of the Prospectus)

160 PRIME INFRASTRUCTURE Term Meaning Exempted Partnerships Act the Exempted Partnerships Act of 1992 (Bermuda). FERC Federal Energy Regulatory Commission of the United States. FFO in relation to Prime has the meaning it is given in Section 4.2, and in relation to Brookfield Infrastructure has the meaning it is given in Section 5.3(b). FIRB Foreign Investment Review Board of Australia. Grant Samuel Grant Samuel & Associates Pty Limited (ACN 050 036 372). GST a goods and services or similar tax imposed in Australia. GST Act A New Tax System (Goods and Services Tax) Act 1999 (Cth). Holding Entity a Subsidiary of BILP through which BILP indirectly holds all of BIP’s interests in the operating entities. IEG International Energy Group. IFRS International Financial Reporting Standards. Implementation Date the date on which the Schemes are to be implemented, being the tenth Business Day following the Scheme Record Date, or such other day specified by BIP to Prime on not less than 3 Business Days’ notice, which date may not fall any later than the twentieth Business Day following the Second Court Date. Implementation Deed the implementation deed dated 23 August 2010 between PIHL, PIRE, and BIP relating to the implementation of the Schemes. A summary is set out in Section 9. Independent Expert Grant Samuel. Independent Expert’s the report prepared by the Independent Expert dated 24 September 2010 set out in Report Annexure A. Ineligible Foreign Securityholder a Scheme Securityholder: whose address as shown in the Prime Registry at the Scheme Record Date is in any jurisdiction other than Australia and its external territories, New Zealand, Canada, the United States, United Kingdom or Hong Kong, unless BIP and PIHL determine otherwise in relation to the Scheme Securityholder; whose address as shown in the Register as at the Scheme Record Date is in the United Kingdom (or who BIP and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in the United Kingdom) but is not, in BIP’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or whose address as shown in the Register as at the Scheme Record Date is in Hong Kong (or who BIP and PIHL has reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in Hong Kong) but is not, in BIP’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Ineligible Foreign Securityholder Facility the cash-out facility in respect of Ineligible Foreign Securityholders described in Section 8.10(b) of this Scheme Booklet. Ineligible Foreign Securityholder Facility VWAP Period a period of 20 trading days on the NYSE beginning on a date specified by BIP (before the beginning of the period) which will be no later than the day falling 5 trading days prior to the Second Court Date. Infrastructure General Partner Brookfield Infrastructure General Partner Limited, which serves as the general partner of the BILP GP. Investigating Accountants Deloitte Touche Tohmatsu. Section 13 Glossary and interpretation (forms part of the Prospectus)

SCHEME BOOKLET 161 Term Meaning Investigating Accountants’ Report the report prepared by the Investigating Accountants dated 22 September 2010 set out in Annexure B. Investment Company Act the U.S. Investment Company Act of 1940, as amended. Islands Timberlands Island Timberlands Limited Partnership. Issuer BIP General Partner, acting as the general partner and on behalf of BIP in respect of the issuance of BIP Interests. Judicial Advice means confirmation from the Court under section 63 of the Trustee Act 1925 (NSW) that PIRE would be justified in acting upon the Trust Scheme Resolutions in doing all things and taking all necessary steps to put the Trust Schemes into effect. LIBOR London Interbank Offered Rate. Limited Partnership Act the Limited Partnership Act of 1883 (Bermuda). Limited Partnership Agreement the limited partnership agreement relating to BIP dated 21 May 2007, as amended and restated by the second amended and restated limited partnership agreement dated 4 December 2007. Liquidity Facility the voluntary liquidity sale facility described in Section 8.10(a) of this Scheme Booklet. Listing Rules the Listing Rules of ASX. Longview Timberlands Longview Timber Holdings, Corp. Manager Brookfield Infrastructure Group Corporation and, unless the context otherwise requires, includes any other Affiliate of Brookfield that provides services to BIP pursuant to the Master Services Agreement or any other service agreement or arrangement. Master Services Agreement the master management and administration agreement dated 4 December 2007 between amongst others, BIP, BILP and the Holding Entities. Meeting each of the Scheme Meetings and the Annual General Meeting. New BIP Interests BIP Interests to be issued to Scheme Securityholders as Scheme Consideration. NGPL Natural Gas Pipeline Company of America. NGPL Notes senior notes to the value of US$440 million issued by Myria Holdings Inc. to a Subsidiary trust of PIT2, pursuant to a subscription agreement dated 15 February 2008 between Myria Holdings Inc. and others. NGPL Settlement the Stipulation and Agreement (Settlement) with all interveners and the FERC staff submitted on 11 June 2010 and approved by the Administrative Law Judge and FERC. NYSE the New York Stock Exchange. NZ Bonds the first ranking secured bonds issued by PINNZ under the trust deed dated 17 October 2006. Offer the offer of BIP Interests under the Prospectus in connection with the Schemes. Ontario Transmission Operations BILP’s interest in Great Lakes Power Transmission L.P.. Payment Date the fifth Business Day after the Implementation Date, or such later date not being more than ten Business Days after the Implementation Date as BIP and Prime agree. PD Ports BBI Port Acquisitions (UK) Limited, which is a leading diversified port services group. PIHL Prime Infrastructure Holdings Limited (ABN 61 100 364 234). PIHL Constitution the constitution of PIHL, as amended. PIHL Share a fully paid ordinary share in PIHL. PINNZ Prime Infrastructure Networks (New Zealand) Limited. PIRE Prime Infrastructure RE Ltd (ABN 67 099 717 638), the responsible entity of PIT and PIT2. PIT Prime Infrastructure Trust (ARSN 100 375 479). PIT Constitution the trust deed that established PIT dated 29 April 2002, as amended. PIT Supplemental Deed means a deed poll under which PIRE will amend the PIT Constitution in the form of Annexure F of this Scheme Booklet. Section 13 Glossary and interpretation (forms part of the Prospectus)

162 PRIME INFRASTRUCTURE Term Meaning PIT Trust Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Units from each of the Scheme Securityholders facilitated by amendments to the PIT Constitution as set out in the PIT Supplemental Deed, subject to the requisite Prime Securityholder approval. PIT Trust Scheme Meeting the meeting of Prime Securityholders convened by PIRE to consider the PIT Trust Scheme Resolutions, and includes any adjournment of that meeting. PIT Trust Scheme Resolutions the resolutions of Prime Securityholders to approve the PIT Trust Scheme including: a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT Constitution as set out in the PIT Supplemental Deed; and a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act. PIT Unit a fully paid ordinary unit in PIT. PIT2 Prime Infrastructure Trust 2 (ARSN 108 288 204). PIT2 Constitution the trust deed that established PIT2 dated 3 March 2004, as amended. PIT2 Supplemental Deed means a deed poll under which PIRE will amend the PIT2 Constitution in the form of Annexure G of this Scheme Booklet. PIT2 Trust Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Units from each of the Scheme Securityholders facilitated by amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed, subject to the requisite Prime Securityholder approval. PIT2 Trust Scheme Meeting the meeting of Prime Securityholders convened by PIRE pursuant to consider the PIT2 Trust Scheme Resolutions, and includes any adjournment of that meeting. PIT2 Trust Scheme Resolutions the resolutions of Prime Securityholders to approve the PIT2 Trust Scheme including: a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed; and a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act. PIT2 Unit a fully paid ordinary unit in PIT2. Powerco Powerco NZ Holdings Limited. PPP public private partnership. Prime together PIHL, PIT and PIT2 (acting through their responsible entity PIRE), or any of them as the context requires. Prime Board board of directors of PIRE (in its capacity as responsible entity of PIT and PIT2, or PIT, or PIT2, as applicable) and board of directors of PIHL. Prime Director a director of PIHL and/or a director of PIRE. Prime Group PIHL, PIT and PIT2 and each of their respective Controlled Entities. Prime Information the information in this Scheme Booklet other than the BIP Information, the Independent Expert’s Report and the Investigating Accountants’ Report. Prime Material Adverse Change the meaning given in clause 1.1 of the Implementation Deed. Prime Prescribed Occurrence the meaning given in clause 1.1 of the Implementation Deed. Prime Registry Link Market Services Limited (ACN 083 214 537). Prime Security a PIHL Share stapled to a PIT Unit and a PIT2 Unit, in accordance with the provisions of the Stapling Deed and the PIHL Constitution, the PIT Constitution and the PIT2 Constitution. Prime Securityholder each person registered in the Register as a holder of Prime Securities. Prospectus the Important Notices Section and Sections 5 to 7, 10, 11, 12.8 and 13 and Annexures B and C of this Scheme Booklet and any supplementary or replacement prospectus lodged with ASIC. Rate Base has the meaning it is given in Section 5.5(a). Section 13 Glossary and interpretation (forms part of the Prospectus)

SCHEME BOOKLET 163 Term Meaning Recapitalisation the recapitalisation of Prime that occurred in November 2009 whereby BIP became a cornerstone investor in Prime when BIP IV acquired 39.9% of Prime Securities. Redeemable Partnership Unit a redeemable partnership unit of BILP. Redemption-Exchange Mechanism the mechanism by which Brookfield may request redemption of its limited partnership interests in BILP in whole or in part in exchange for cash, subject to the right of BIP to acquire such interests (in lieu of such redemption) in exchange for BIP Interests. Register the securities register of Prime. Regulatory Authority includes ASX or any other stock exchange on which the securities of Prime or BIP are listed, ACCC or ASIC, a government or governmental, semi-governmental or judicial entity or authority, a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government, any regulatory organisation established under statute, FIRB, the Australian Taxation Office, the Overseas Investment Office of New Zealand, the European Competition Commission, the Committee on Foreign Investment in the United States, FERC, and the Federal Trade Commission and the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice of the United States. Related Bodies Corporate has the meaning given in the Corporations Act except that the term ‘subsidiary’ used in the Corporations Act has the meaning ascribed in ‘Subsidiary’ in this Section 13.1. Relationship Agreement the relationship agreement dated 4 December 2007 between BIP, BILP, the Holding Entities, the Manager and Brookfield that govern aspects of the relationship among them. Relevant Interest has the same meaning as given by sections 608 and 609 of the Corporations Act. Representatives of an entity include Related Bodies Corporate of that entity and each of the directors, officers, employees and legal and financial advisers of the entity or any of its Related Bodies Corporate. Resolutions the Company Scheme Resolution, the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions. Scheme each of: the Company Scheme; and the Trust Schemes. Scheme Booklet means this document, including all of the Annexures, the Prospectus and the proxy form and election form which accompany this Scheme Booklet. Scheme Consideration the consideration to be provided to Scheme Securityholders under the terms of the Schemes for the transfer to BIP of their Scheme Securities, ascertained in accordance with clause 5.1 of the Company Scheme. Scheme Meetings the Company Scheme Meeting; the Company Scheme Meeting; the PIT Trust Scheme Meeting; and the PIT2 Trust Scheme Meeting. Scheme Record Date 7.00pm on the fifth Business Day following the Effective Date or such other date as Prime and BIP agree. Scheme Sales Nominee the person approved as nominee by ASIC under section 619(3) of the Corporations Act for the purposes of the Takeover and which will also act as nominee for the purposes of the Liquidity Facility and the Ineligible Foreign Securityholder Facility. Scheme Security a Prime Security held by a Scheme Securityholder as at the Scheme Record Date. Scheme Securityholder each person who is a Prime Securityholder (other than the Excluded Securityholder) at the Scheme Record Date. SEC the United States Securities and Exchange Commission. Second Court Date the day on which the Court: makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Company Scheme; and provides the Judicial Advice in respect of the Trust Schemes. Second Court Hearing the hearing of the application made to the Court for orders pursuant to section 411(4)(b) of the Corporations Act approving the Company Scheme. Section 13 Glossary and interpretation (forms part of the Prospectus)

164 PRIME INFRASTRUCTURE Term Meaning Service Recipients BIP, BILP and the Holding Entities. SPARCS Subordinated Prime Adjusting Reset Convertible Securities issued by PINNZ. Stapling Deed the stapling deed between PIHL and PIRE as responsible entity of PIT and PIT2 dated 20 November 2009. Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; in the case of Prime, AET&D Holdings and its Subsidiaries, and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries, are excluded; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Superior Proposal a publicly announced Competing Bid that was not solicited, invited, facilitated, encourage or initiated by Prime or any of its Related Bodies Corporate or any of its Controlled Entities or any of their respective Representatives, which all of the Prime Directors (excluding the Brookfield Prime Directors), in good faith and acting reasonably, after consultation with Prime’s financial adviser and after receiving advice from reputable external counsel, determine is: reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Bid; and more favourable to Prime Securityholders, taken as a whole, than the Schemes, taking into account all terms and conditions of the Competing Bid, such that the Prime Directors would not satisfy what they consider to be their fiduciary and statutory duties were they to continue to recommend the Schemes instead of the Competing Bid. Sydney time the local time in Sydney, New South Wales, Australia. Takeover Bid the off-market takeover bid for all of each Prime Securityholder’s Prime Securities which contains no minimum acceptance requirement to be implemented in compliance with Chapter 6 of the Corporations Act. Takeover Offer each offer by BIP (acting through the BIP General Partner) to acquire all of the Prime Securities held by each Prime Securityholder to be made by BIP to each Prime Securityholder under the Takeover Bid on terms consistent with the Implementation Deed. Tas Gas The Tasmanian Gas Networks portfolio of assets. Transelec Transelec Chile S.A. Trust Scheme Resolutions the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions. Trust Schemes the PIT Trust Scheme; and the PIT2 Trust Scheme. TSX TMX Group Inc. or, as the context requires, the market operated by it. US$, USD or US dollars United States dollars. U.S. GAAP the United States Generally Accepted Accounting Principles VWAP the volume weighted average price of the BIP Interests during the specified period excluding the effect of “special crossings”, any crossings prior to commencement of normal trading or during the after hours adjust phase, any overseas trades or the exercise of any options over BIP Interests. WestNet Rail WestNet Rail Holdings No. 1 Pty Ltd. Section 13 Glossary and interpretation (forms part of the Prospectus)

SCHEME BOOKLET 165 13.2 Interpretation In this Scheme Booklet: (1) other words and phrases have the same meaning (if any) given to them in the Corporations Act; (2) words of any gender include all genders; (3) words importing the singular include the plural and vice versa; (4) an expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa; (5) a reference to a section or annexure, is a reference to a section of or annexure of, to this Scheme Booklet as relevant; (6) a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them; (7) headings and bold type are for convenience only and do not affect the interpretation of this Scheme Booklet; (8) a reference to time is a reference to Sydney time; (9) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia; and (10) the words “include”, “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind. Section 13 Glossary and interpretation (forms part of the Prospectus)

166 PRIME INFRASTRUCTURE Annexure A. Independent Expert’s Report A.

SCHEME BOOKLET 167 GRANT SAMUEL GRANT SAMUEL & ASSOCIATES LEVEL 19 GOVERNOR MACQUARIE TOWER 1 FARRER PLACE SYDNEY NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T: +61 2 9324 4211 / F: +61 2 9324 4301 www.grantsamuel.com.au 24 September 2010 The Directors Prime Infrastructure Holdings Limited Level 26, 135 King Street Sydney NSW 2000 The Directors Prime Infrastructure RE Limited (as responsible entity for Prime Infrastructure Trust and Prime Infrastructure Trust 2) Level 26, 135 King Street Sydney NSW 2000 The Directors Prime Infrastructure Employment Pty Limited Level 26, 135 King Street Sydney NSW 2000 Dear Directors Proposal from Brookfield Infrastructure Partners L.P. 1 Introduction Prime Infrastructure (“Prime”) is a stapled group that owns a diversified portfolio of infrastructure assets across the energy transmission and distribution and transport sectors. As part of a recapitalisation completed in November 2009 (“Recapitalisation”), Brookfield Infrastructure L. P. (“Brookfield Infrastructure”), an affiliate of Brookfield Infrastructure Partners L. P. (“Brookfield”)(1) and Brookfield Asset Management Inc (“Brookfield Asset Management”), became a 39.9% cornerstone investor in Prime.  On 23 August 2010, Prime and Brookfield announced that they had entered into a definitive agreement to merge the two entities (“the Proposal”). Under the Proposal, holders of Prime stapled securities (other than Brookfield Infrastructure) will receive 0.24 Brookfield units for each Prime stapled security held. In addition, Prime securityholders will be entitled to receive a distribution of 7.5 cents per stapled security in respect of the quarter ended 30 September 2010, to be paid on or about 30 November 2010. Brookfield has agreed to offer the following sale facilities: a liquidity facility under which Prime securityholders can elect to receive cash for up to 4,000 Brookfield units per securityholder (equivalent to 16,666 Prime stapled securities) that would otherwise be received under the Proposal at a price of US$17.02 per Brookfield unit (equivalent to US$4.085 per Prime stapled security); and an ineligible foreign securityholder facility for Prime securityholders with registered addresses in certain excluded jurisdictions that will be ineligible to receive Brookfield units under the Proposal (“ineligible foreign securityholders”). (1) Brookfield is a publicly traded limited partnership whose only material asset is a 59% limited partnership interest in Brookfield Infrastructure. Brookfield Infrastructure is managed by an affiliate of Brookfield Asset Management. Brookfield Asset Management and its affiliates are the general partners of Brookfield and Brookfield Infrastructure and hold a 41% limited partnership interest in Brookfield Infrastructure. GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 AFS LICENCE NO 2 4 0 9 8 5 ANNEXURE A Independent Expert’s Report

168 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL To support these sale facilities, Brookfield Asset Management has provided an equity commitment of up to US$300 million. Brookfield Asset Management will subscribe for units in Brookfield or Brookfield Infrastructure at a price of US$17.02 per unit(2). The Proposal is to be implemented by way of a company scheme of arrangement pursuant to Section 411 of the Corporations Act, 2001 (“Corporations Act”) and two trust schemes of arrangement (collectively, the “Schemes”). The Schemes are interconditional so that each must become effective for the Proposal to be implemented. Concurrently with the Schemes, Brookfield will also make a takeover offer (“Offer”) for all Prime stapled securities for the same consideration as proposed under the Schemes. The Offer is not subject to any minimum acceptance threshold but is conditional on the Schemes not becoming effective. The liquidity facility will not be available under the Offer. The independent directors of Prime have recommended the Proposal to securityholders in the absence of a superior proposal and subject to an independent expert’s opinion that the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders. The independent directors of Prime have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders. A copy of this report will accompany the Scheme Booklet and the Target’s Statement to be sent to securityholders by Prime. This letter contains a summary of Grant Samuel’s opinion and main conclusions. 2 Summary of Opinion In Grant Samuel’s opinion, the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders, in the absence of a superior proposal. Grant Samuel has estimated the full underlying value of Prime, including a control premium, to be in the range $4.36-5.47 per stapled security. The value range is relatively wide because Prime is a holding company with investments in operating assets, each with its own asset level gearing. Grant Samuel has assessed a value for the scrip consideration under the Proposal of $4.36-4.62 based on an estimated value for Brookfield units of US$17.00-18.00 and an A$/US$ exchange rate of A$1 = US$0.9359(3). This range compares to the closing Brookfield unit price on 17 September 2010 of US$18.70 and a VWAP(4) subsequent to the announcement of the Proposal of US$17.57. The cash consideration under the liquidity facility of US$4.085 per stapled security has a value of $4.36 based on an A$/US$ exchange rate of A$1 = US$0.9359(3), which is equivalent to the low end of the value range for the scrip consideration. The assessed value of the consideration falls within Grant Samuel’s estimate of the full underlying value for Prime. Accordingly, the Proposal is fair and therefore it is reasonable. As the Proposal is fair and reasonable to Prime securityholders, it is in the best interests of Prime securityholders. The assessed value of the consideration is towards the low end of Grant Samuel’s estimate of the value of Prime. Accordingly, as the consideration offered under the Proposal consists of units in Brookfield or cash in US$ (under the liquidity facility), movements in the Brookfield unit price or the A$/US$ exchange rate could result in the value of the consideration falling below the low end of Grant Samuel’s valuation range for Prime. However, unless there were sustained material adverse movements in the Brookfield unit price or exchange rates, it is likely that even if the Proposal was 2 Except that the first US$50 million to fund the ineligible foreign securityholder facility will be subscribed at a price equal to the same 20 day volume weighted average trading price for Brookfield units to be received by securityholders under the facility. 3 The closing A$/US$ exchange rate on 17 September 2010. 4 VWAP is the volume weighted average price.2

SCHEME BOOKLET 169 GRANT SAMUEL not fair it would still be reasonable. On this basis, the Proposal would continue to be in the best interests of Prime securityholders. This is because: the Proposal represents a premium of 26.9-27.9% to the closing price on 20 August 2010, the day prior to announcement of the Proposal, and a premium of 29.3-31.1% to the VWAP for the month prior to the announcement. This premium is consistent with those typically seen in takeover offers. Prior to the announcement of the Proposal, Prime stapled securities had not traded at prices above $4.29 since the first day of trading post completion of the Recapitalisation; no alternative acquisition proposal has been received at the date of this report and such a proposal is unlikely. As Brookfield has an existing 39.9% interest in Prime, any alternative acquisition proposal could not succeed without the agreement of Brookfield; the Proposal enables small registered securityholders to elect to receive cash consideration for all their Prime stapled securities and avoid the complexities of holding a foreign security not listed on the ASX; for those Prime securityholders that exchange their Prime stapled securities for units in Brookfield, the Proposal provides the potential for an uplift in distributions per security and participation in any upside as a result of the merged entity’s increased scale, diversification and ability to fund growth opportunities; and the status quo, with Prime remaining as a stand alone entity listed on the Australian Securities Exchange (“ASX”) with a 39.9% cornerstone investor, is not an alternative for Prime securityholders. If the Schemes do not become effective, Brookfield will make the Offer. The implications of the Offer for Prime securityholders will depend on the level of acceptances received by Brookfield. Since announcement of the Proposal, Prime stapled securities have traded in the range $4.21-4.70. If Brookfield does not move to compulsory acquisition, it is likely that, in the absence of the Proposal, Prime stapled securities would trade in the short term at prices significantly below the value of the consideration being offered and the post announcement trading range. There are risks and disadvantages, particularly for those Prime securityholders exchanging their Prime securities for units in Brookfield (such as exposure to different assets and a different governance structure). However, in Grant Samuel’s opinion, these do not outweigh the benefits of the Proposal. ANNEXURE A Independent Expert’s Report 3

170 PRIME INFRASTRUCTURE

ANNEXURE A
Independent Expert's Report

GRANT SAMUEL

3 Key Conclusions

- **Prime has been valued in the range $1,535-1,923 million, equivalent to $4.36-5.47 per stapled security**

Grant Samuel's valuation of Prime is summarised below:

Prime - Valuation Summary ($ millions)		
	Value Range	
	Low	**High**
Utilities operations[3]	599.5	731.0
Fee for service operations[4]	944.2	1,153.3
Value of interests in assets	**1,543.7**	**1,884.3**
Capitalised value of corporate costs	(120.0)	(100.0)
Corporate net cash/(borrowings) at 31 July 2010	130.3	130.3
Other net assets/(liabilities)	(19.4)	8.7
Value of equity	**1,534.6**	**1,923.3**
Number of issued stapled securities	351.8	351.8
Value per stapled security ($)	**4.36**	**5.47**

The valuation represents the full underlying value of Prime assuming that 100% of the entity was available to be acquired and includes a premium for control. The estimated underlying value is in excess of the price at which, based on current market conditions, Grant Samuel would expect Prime stapled securities to trade on the ASX in the absence of the Proposal.

Grant Samuel has valued Prime by estimating the value of its interest in each of its assets, adjusting for the capitalised value of corporate costs, adding net cash and adding/subtracting other net non-operating assets/liabilities at the corporate level. Where appropriate, the values attributed to Prime's interest in individual assets take into account net borrowings and non operating assets and liabilities (including hedge instruments) at the asset level.

The values attributed to individual assets represent overall judgements having regard to a number of valuation methodologies and parameters, including discounted cash flow analysis and capitalisation of earnings or cash flows (multiples of EBITDA). Where relevant, multiples of regulated asset base have also been considered. The value ranges selected are judgements derived through an iterative process. The objective is to determine values that are consistent both with recent transactions and the market evidence as to multiples and with the output of the discounted cash flow analysis, having regard to a range of valuation scenarios and the risks associated with their achievement.

A significant proportion of Prime's value is contributed by assets held outside Australia. Grant Samuel has valued these assets on a local currency basis and translated the estimated values into A$ equivalents using spot exchange rates as at 17 September 2010. Movements in exchange rates could have a significant impact on the estimated underlying value of Prime.

[3] Prime's utilities operations are its regulated businesses that earn a return on their asset base as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. It comprises Prime's 50.1% economic interest in Dalrymple Bay Coal Terminal, its 42% interest in Powerco and International Energy Group ("IEG"). IEG comprises IEG Connections (a utilities operation) and IEG Distribution (a fee for service operation, see footnote 5 below) but for simplicity has been included as a utilities operation in this report.

[4] Prime's fee for service operations are open access systems, some of which have price ceilings as a result of regulation and others which are unregulated businesses. Fee for service businesses typically have high barriers to entry and few substitutes in their local markets. It comprises Prime's 26.4% interest in National Pipeline Company of America, WestNet Rail, its 60.14% fully diluted interest in Euroports and Tas Gas.

4

SCHEME BOOKLET 171 GRANT SAMUEL The consideration under the Proposal has an estimated value of $4.36-4.62 based on a value range for Brookfield units of US$17.00-18.00 and an A$/US$ exchange rate of A$1 = US$0.9359 Grant Samuel has attributed a value to the scrip consideration of US$4.08-4.32 per Prime stapled security based on a value range for Brookfield units of US$17.00-18.00. No adjustment has been made for the September distribution to be received by Prime securityholders as it is reflected in the value attributed to Prime. It is normal practice to use the post announcement market price as the starting point for estimating the value of an offer. Consequently, Grant Samuel has had regard to the market price of Brookfield and considered whether there is any reason why the market price is not a true reflection of the fair market value of Brookfield units and whether the proposed transaction, if implemented, would have a material impact on Brookfield’s financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the unit price. In forming its view, Grant Samuel has analysed the recent trading in Brookfield units, reviewed broker analyst research on Brookfield and analysed the impact of the Proposal on Brookfield’s key financial metrics. The value range relative to recent Brookfield unit prices is show below: Brookfield - Unit Price (November 2009 - September 2010) Unit Price (US$) $20.00 $19.00 $18.00 $17.00 $16.00 $15.00 $14.00 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Source: Bloomberg Since announcement of the Proposal, Brookfield units have traded in the range US$16.96 -19.19 and at a VWAP of US$17.57. The trading range equates to distribution yields of 6.5 -7.3% based on the post implementation target distribution of US$1.24 per unit for the year ending 31 December 2011. The value of the scrip consideration will vary with movements in the Brookfield unit price. Accordingly, until the Proposal is implemented, Prime securityholders that do not elect to receive cash are exposed to changes in overall equity market conditions and specific events that could impact the Brookfield unit price. The actual value received could therefore ultimately exceed, or be less than, US$4.08 -4.32 per Prime stapled security. The cash alternative of US$4.085 per Prime stapled security is at the low end of the range of values estimated for the scrip consideration. ANNEXURE A Independent Expert’s Report 5

172 PRIME INFRASTRUCTURE GRANT SAMUEL The Proposal is fair and reasonable to, and in the best interests of, Prime securityholders The assessed value of the consideration (of $4.36-4.62 per stapled security) falls within Grant Samuel’s estimate of the full underlying value for Prime (of $4.36-5.47 per stapled security) and, therefore, the Proposal is fair. As the Proposal is fair it is therefore reasonable and, consequently, in the best interests of Prime securityholders. In evaluating the fairness of the Proposal, there are a number of factors for securityholders to consider: the value of the consideration under the Proposal is affected by the A$/US$ exchange rate. The A$ has moved in the range US$0.8069-0.9470 over the last nine months (since completion of the Recapitalisation) and closed at A$1 = A$0.9359 on 17 September 2010. The average exchange rate over the last month (to 17 September 2010) was A$1 = US$0.9094; for Prime securityholders not electing to receive cash, the value of the consideration that they receive depends on the market price of Brookfield units at the time the consideration is paid; and the A$ value of Prime also depends on movements in a range of foreign exchange rates (namely, US$, NZ$, £ and €). The impact of movements in the exchange rate and the Brookfield unit price on the cash and scrip alternatives is illustrated in the following table: Proposal — Value of Consideration (A$)(7) A$/US$ Exchange Rate Brookfield unit price (US$) 0.97 0.96 0.95 0.94 0.93 0.92 0.91 0.90 0.89 0.88 0.87 17.00 4.21 4.25 4.29 4.34 4.39 4.43 4.48 4.53 4.58 4.64 4.69 17.02 4.21 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.70 (cash alternative) 17.10 4.23 4.28 4.32 4.37 4.41 4.46 4.51 4.56 4.61 4.66 4.72 17.20 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.69 4.74 17.30 4.28 4.33 4.37 4.42 4.46 4.51 4.56 4.61 4.67 4.72 4.77 17.40 4.31 4.35 4.40 4.44 4.49 4.54 4.59 4.64 4.69 4.75 4.80 17.50 4.33 4.38 4.42 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 17.60 4.35 4.40 4.45 4.49 4.54 4.59 4.64 4.69 4.75 4.80 4.86 17.70 4.38 4.43 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 17.80 4.40 4.45 4.50 4.54 4.59 4.64 4.69 4.75 4.80 4.85 4.91 17.90 4.43 4.48 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 4.94 18.00 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.88 4.91 4.97 As the value attributed to the consideration is towards the low end of Grant Samuel’s estimate of the value of Prime, there is a risk that a decline in the Brookfield unit price and/or a strengthening of the A$ against the US$ will cause the value of the consideration to fall below the assessed value of Prime. However: given the US$ denominated asset held within Prime, a strengthening of the A$ against the US$ will also reduce the A$ value of Prime; and since announcement of the Proposal, Brookfield units have traded at a VWAP of US$17.57. At this unit price, the value of the consideration is above the low end of Grant Samuel’s valuation range for Prime at exchange rates up to A$1 = US$0.9749. (7) The highlighted cells in the table represent those combinations of Brookfield unit prices and A$/US$ exchange rates at which the value of the consideration falls below Grant Samuel’s valuation range for Prime. ANNEXURE A Independent Expert’s Report 6

SCHEME BOOKLET 173 GRANT SAMUEL As the cash alternative is based on a fixed Brookfield unit price of US$17.02 (equivalent to US$4.085 per Prime stapled security), the value of the cash alternative only changes with movements in the A$/US$ exchange rate. The value of the cash alternative will fall below the valuation range for Prime at exchange rates above A$1 = US$0.9366. Unless there were sustained material adverse movements in the Brookfield unit price or exchange rates, it is likely that even if the Proposal was no longer fair, it would still be reasonable for the reasons set out below. On this basis, the Proposal would continue to be in the best interests of Prime securityholders. The consideration offered under the Proposal represents a substantial premium to the price at which Prime stapled securities have traded since the Recapitalisation The premium based on daily prices over the period since completion of the Recapitalisation can be depicted graphically as follows: Prime - Security Price vs Value of Consideration (November 2009 - August 2010) Price (A$) 5.50 5.00 4.50 4.00 3.50 3.00 2.50 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Prime daily security price Value of scrip consideration Value of cash consideration Source: IRESS, Bloomberg and Grant Samuel analysis The level of premiums observed in takeovers varies depending on the circumstances of the target and other factors (such as the potential for competing offers) but tends to fall in the range 20-35%. The premium being paid under the Proposal is consistent with those typically seen in takeover offers (particularly where there are limited synergies). An alternative superior proposal is unlikely While Prime has agreed to a no shop provision and Brookfield has the right to match any unsolicited competing bid, these provisions do not prevent a more attractive alternative offer being made and there is no break fee payable should an alternative proposal be recommended by the Prime directors. However, as Brookfield has an existing 39.9% interest in Prime, an acquisition proposal by any other party could not succeed without the agreement of Brookfield. Grant Samuel is not aware of any alternative acquisition proposals or that Brookfield would have any interest in disposing of its securityholding in Prime. In any event, the consideration offered under the Proposal represents a fair price for 100% of Prime and it is unlikely that alternative bidders would be prepared to offer a price equal to or higher than $4.36-4.62 per stapled security, particularly given Brookfield’s right to match any competing bid. ANNEXURE A Independent Expert’s Report 7

174 PRIME INFRASTRUCTURE GRANT SAMUEL Since announcement of the Proposal on 23 August 2010, there has been an opportunity for any other interested party to make a competing offer. No such offer has been made although the opportunity to do so remains until the meetings for the Schemes. There are a number of other factors for Prime securityholders to consider The Proposal has a number of other advantages and benefits for Prime securityholders: the vast majority (approximately 97%) of registered Prime securityholders hold 16,666 or fewer Prime stapled securities but collectively hold only 5.8% of securities on issue. The liquidity facility for up to 16,666 Prime stapled securities allows all of these small securityholders to elect to receive a cash consideration for all of their Prime stapled securities and to avoid the complexities of holding a foreign security not listed on the ASX; and for those Prime securityholders that exchange their Prime stapled securities for units in Brookfield, the Proposal provides: - the potential for an uplift in distributions per security; and - participation in any upside as a result of the merged entity’s increased scale, diversification and ability to fund growth opportunities. Disadvantages and risks arising from the Proposal include: Prime securityholders that exchange their Prime stapled securities for units in Brookfield will have a changed investment risk profile: - there will be exposure to different asset classes (timber, social infrastructure, power), geographies (South America) and regulatory regimes. Prime securityholders will also have a lower exposure to Prime’s assets as they will collectively hold between 29.2%(8) and 40.9%(9) of Brookfield units (between 21.1% and 29.6% on a fully diluted basis(10)) compared to the 60.1% interest in Prime that they currently hold; and the governance structure of Brookfield and the rights attaching to Brookfield limited partnership units are significantly different to the structure of Prime and the rights of Prime securityholders; for those Prime securityholders that elect to participate in the liquidity facility (or are ineligible foreign securityholders), Prime has indicated that there is the possibility that the US$300 million equity commitment from Brookfield may be insufficient, that market sales will be required under the sale facilities and that those Prime securityholders could receive less than US$4.085 per Prime stapled security. However, in Grant Samuel’s view, this is an unlikely outcome; and Australian resident Prime securityholders will be treated as having disposed of their Prime stapled securities for tax purposes and a capital gain may arise on disposal. No scrip for scrip rollover relief is available. In Grant Samuel’s opinion, these disadvantages and risks are not sufficiently material to outweigh the advantages and benefits of the Proposal. The Offer means that the status quo is not an alternative The status quo, with Prime remaining as a stand alone, ASX listed entity with a 39.9% cornerstone investor, is not an alternative for Prime securityholders. If the Schemes do not become effective, Brookfield will make the Offer. The rationale for the concurrent Offer is to ensure that Prime (8) Calculated assuming that the full US$300 million is utilised to pay cash consideration to Prime securityholders. (9) Calculated assuming that all Prime securityholders take scrip other than ineligible foreign securityholders. (10) Assuming all Brookfield Infrastructure units held by Brookfield Asset Management and its affiliates are redeemed and Brookfield exercises its first right of refusal in full (see Section 5.6 of the full report). ANNEXURE A Independent Expert’s Report 8

SCHEME BOOKLET 175 GRANT SAMUEL securityholders are able to obtain the scrip consideration offered regardless of the outcome of the Schemes. This is aimed at Prime’s North American securityholders, which (excluding Brookfield) hold approximately 60% of Prime’s stapled securities. There are three possible outcomes of the Offer for Prime securityholders: Brookfield increases its securityholding from 39.9% to less than 50% in which case the position of Prime securityholders would not be materially different to the current position (albeit liquidity would be reduced); - Brookfield increases its securityholding to more than 50% but less than 90%. In this situation: - Brookfield will control Prime; - liquidity of Prime stapled securities would be further reduced; - there are likely to be value leakages as a result of taxation legislation; and - there is no certainty that Brookfield would make a subsequent higher offer to “mop up” the Prime minorities; and Brookfield increases its securityholding in Prime to more than 90% and moves to compulsory acquisition. In this case, Prime securityholders (other than ineligible foreign securityholders) will receive Brookfield units. If Brookfield increased its interest to less than 90% and Prime remained listed on the ASX, it is Grant Samuel’s view that, based on current market conditions, Prime stapled securities would trade in the short term at prices significantly below the value of the consideration offered and the post announcement trading range. 4 Other Matters This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Prime securityholders. Accordingly, before acting in relation to their investment, securityholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Securityholders should read the Scheme Booklet and the Target’s Statement issued by Prime in relation to the Proposal. Voting for or against the Scheme or accepting or rejecting the Offer is a matter for individual securityholders, based on their own views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Securityholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser. Similarly, it is a matter for individual securityholders as to whether to buy, hold or sell securities in Prime or Brookfield. This is an investment decision independent of a decision on whether to vote for or against the Schemes or accept or reject the Offer upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is included at the beginning of the full report. This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary. The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date. Yours faithfully GRANT SAMUEL & ASSOCIATES PTY LIMITED Grant Samuel & Associates ANNEXURE A Independent Expert’s Report 9

176 [LOGO] Financial Services Guide and Independent Expert’s Report in relation to the Proposal from Brookfield Infrastructure Partners L.P. Grant Samuel & Associates Pty Limited (ABN 28 050 036 372) 24 September 2010 ANNEXURE A Independent Expert’s Report

SCHEME BOOKLET 177 GRANT SAMUEL GRANT SAMUEL & ASSOCIATES LEVEL 19 GOVERNOR MACQUARIE TOWER 1 FARRER PLACE SYDNEY NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T: +61 2 9324 4211 / F: +61 2 9324 4301 www.grantsamuel.com.au Financial Services Guide Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients. The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report. Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors. When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Prime Infrastructure Group (“Prime”) in relation to the proposal from Brookfield Infrastructure Partners L.P. (“the Prime Report”), Grant Samuel will receive a fixed fee of $1.2 million plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 9.3 of the Prime Report). No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report. Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 October 2007. The following information in relation to the independence of Grant Samuel is stated in Section 9.3 of the Prime Report: “Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Prime or Brookfield (or its affiliates) that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that: in September 2009, when Prime was known as BBI, Grant Samuel was retained to prepare an independent expert’s report in relation to the restructuring and recapitalisation of BBI for which it received a fixed fee of $1.8 million; and a related company of Grant Samuel, Grant Samuel Property Pty Limited, has provided corporate real estate services during 2010 to WestNet Energy Services (a business unit of AET&D) in relation to its Perth leasehold properties. Fees for these services have totalled less than $30,000. Grant Samuel commenced analysis for the purposes of this report in August 2010 prior to the announcement of the Proposal. This work did not involve Grant Samuel participating in the setting the terms of, or any negotiations leading to, the Proposal. Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee of $1.2 million for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 October 2007.” Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Ombudsman Service, No. 11929. If you have any concerns regarding the Prime Report, please contact the Compliance Officer in writing at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Financial Ombudsman Service at GPO Box 3 Melbourne VIC 3001 or 1300 780 808. This service is provided free of charge. Grant Samuel holds professional indemnity insurance which satisfies the compensation requirements of the Corporations Act, 2001. Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor. GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 AFS LICENCE NO 240985 ANNEXURE A Independent Expert’s Report

178 PRIME INFRASTRUCTURE GRANT SAMUEL Table of Contents 1 Details of the Proposal 1 2 Scope of the Report 5 2.1 Purpose of the Report 5 2.2 Basis of Evaluation 6 2.3 Sources of the Information 7 2.4 Limitations and Reliance on Information 8 3 Profile of Prime 11 3.1 Background 11 3.2 Financial Performance 12 3.3 Financial Position 14 3.4 Taxation Position 15 3.5 Capital Structure and Ownership 16 3.6 Security Price Performance 16 4 Profile of Assets 19 4.1 Utilities Operations 19 4.2 Fee for Service Operations 26 5 Profile of Brookfield Infrastructure Partners L.P. 36 5.1 Background 36 5.2 Operations 36 5.3 Structure and Management Fees 37 5.4 Financial Performance 38 5.5 Financial Position 40 5.6 Capital Structure and Ownership 40 5.7 Unit Price Performance 41 6 Valuation of Prime Infrastructure 43 6.1 Summary 43 6.2 Methodology 44 6.3 Value of Utilities Operations 48 6.4 Value of Fee for Service Operations 62 6.5 AET&D and CSC 81 6.6 Corporate Costs 82 6.7 Corporate Net Cash/(Borrowings) 82 6.8 Other Assets and Liabilities 83 6.9 Previous Valuation 83 7 Value of the Consideration under the Proposal 84 7.1 Summary 84 7.2 Approach 84 7.3 Brookfield’s Unit Price Performance 85 7.4 Impact of the Proposal 87 7.5 Conclusion 88 8 Evaluation of the Proposal 89 8.1 Conclusion 89 8.2 Fairness 90 8.3 Reasonableness 91 8.4 Securityholder Decision 98 9 Qualifications, Declarations and Consents 99 9.1 Qualifications 99 9.2 Disclaimers 99 ANNEXURE A Independent Expert’s Report

SCHEME BOOKLET 179 GRANT SAMUEL 9.3 Independence 99 9.4 Declarations 100 9.5 Consents 100 9.6 Other 100 Appendices 1 Selection of Discount Rates 2 Discounted Cash Flow Model Assumptions 3 Market Evidence — Comparable Listed Companies 4 Market Evidence — Transactions ANNEXURE A Independent Expert’s Report

180 PRIME INFRASTRUCTURE GRANT SAMUEL 1 Details of the Proposal Background Prime Infrastructure (“Prime”) is a specialist infrastructure group that owns a diversified portfolio of infrastructure assets across the energy transmission and distribution and transport sectors. It was listed on the ASX on 24 June 2002 as Prime Infrastructure and changed its name to Babcock & Brown Infrastructure (“BBI”) on 1 July 2005 following a restructure. BBI grew substantially during 2006 and 2007 through a series of acquisitions, including a portfolio of assets from Alinta Limited (“Alinta”), the PD Ports business and an effective 26.4% interest in Natural Gas Pipeline Company of America LLC (“NGPL”). The growth in BBI’s asset portfolio in this period was largely debt funded. As a result, when debt and equity markets collapsed in 2008 and economic conditions declined dramatically, BBI found itself with very high levels of debt. BBI took a number of steps to address its debt position, the pressure on operational earnings and the changed economic circumstances, including suspension of distributions and dividends and the sale of interests in a number of assets. For a number of BBI’s assets, all operating cash flows were being applied to reduce debt at the asset level and distributions from its other assets were being applied to reduce corporate level debt. While there had been no breach of debt covenants within the BBI portfolio, the decline in distributions to BBI did affect its ability to meet short term debt repayments. As a result, in November 2009, BBI completed a recapitalisation (“Recapitalisation”) designed to reduce gearing to long term sustainable levels at the corporate and asset level and reposition BBI as an attractive investment proposition. The Recapitalisation involved: a $1.5 billion equity raising consisting of a $625 million placement to a cornerstone investor, Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) (an affiliate of Brookfield Infrastructure Partners L.P. (“Brookfield”)(1) and Brookfield Asset Management Inc (“Brookfield Asset Management”)), a fully underwritten $625 million institutional placement and a $250 million fully underwritten security purchase plan (of which Brookfield underwrote $87.5 million). A significant portion of the proceeds of the equity raising were used to repay corporate and asset level debt, pay accrued and deferred dividends on Exchangeable Preference Shares (“EPS”), pay a capital distribution to Prime securityholders and acquire the minority interests in WestNet Rail. The equity raising resulted in Brookfield Infrastructure holding a 39.9% interest in BBI; simplification of the capital structure through the conversion of EPS into stapled securities. EPS holders received 1,081.08 BBI stapled securities for each EPS held; internalisation of management with all of the shares in the responsible entity, Babcock & Brown Investor Services Limited transferred from Babcock & Brown Limited to its directors; a security consolidation under which every 15,000 securities was consolidated into one security, reducing the number of issued securities from 5.3 billion to 351.8 million; and changing its name back to Prime. As part of the Recapitalisation, Brookfield Asset Management and its affiliates (including Brookfield): subscribed for approximately $295 million of convertible notes and entered into a number of other agreements representing a 49.9% economic interest in Dalrymple Bay Coal Terminal (“DBCT”); acquired 100% of PD Ports for nominal proceeds and also funded repayment of £100 million in term and acquisition facilities within PD Ports and payments to terminate associated swaps; and 1 Brookfield is a publicly traded limited partnership whose only material asset is a 59% limited partnership interest in Brookfield Infrastructure. Brookfield Infrastructure is managed by an affiliate of Brookfield Asset Management. Brookfield Asset Management and its affiliates are the general partners of Brookfield and Brookfield Infrastructure and hold a 41% limited partnership interest in Brookfield Infrastructure. 1 ANNEXURE A Independent Expert’s Report

SCHEME BOOKLET 181 GRANT SAMUEL entered into management agreements with Prime entities to provide management services to the Australian Energy Transmission & Distribution assets (“AET&D”) and Cross Sound Cable (“CSC”) subject to supervision of the boards of the relevant entities assets and an option agreement under which Brookfield Asset Management and its affiliates have the right (subject to certain conditions) to acquire Prime’s interest in CSC for nominal proceeds. BBI and Brookfield Asset Management agreed to use their reasonable endeavours to effect a sale of AET&D and CSC as soon as practicable. BBI had also granted Brookfield Asset Management and its affiliates the right to acquire, within three years of the date of the Recapitalisation, its interests in AET&D(2) for nominal proceeds (“AED&T Option”), although it was subsequently agreed that the AED&T Option would be held by a third party on behalf of the registered holders of EPS as at the date of the EPS holder meeting (“EPS Holders”). If exercised, any net proceeds realised will be payable to the EPS Holders. Prime is a stapled group that comprises Prime Infrastructure Holdings Limited (“PIHL”), Prime Infrastructure Trust (“PIT”) and Prime Infrastructure Trust 2 (“PIT2”). Prime Infrastructure RE Limited (“Prime RE”) is the responsible entity for PIT and PIT2. Prime RE is owned by its directors. The boards of directors of PIHL and Prime RE are the same, except that the Managing Director of PIHL is not on the board of Prime RE. Brookfield is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSE”) and has a fully diluted market capitalisation of approximately US$1.8 billion (including Brookfield Asset Management’s redeemable and exchangeable partnership interests). Overview of the Proposal On 23 August 2010, Prime and Brookfield announced that they had entered into a definitive agreement to merge the two entities (“the Proposal”). Under the Proposal, holders of Prime stapled securities (other than Brookfield Infrastructure) will receive 0.24 Brookfield units for each Prime stapled security held. In addition, Prime securityholders will be entitled to receive a distribution of 7.5 cents per stapled security in respect of the quarter ended 30 September 2010. This distribution will be paid on or about 30 November 2010. Brookfield has agreed to offer the following sale facilities: a liquidity facility under which Prime securityholders can elect to receive cash for up to 4,000 Brookfield units per securityholder (equivalent to 16,666 Prime stapled securities) that would otherwise be received under the Proposal at a price of US$17.02 per Brookfield unit(3) (equivalent to US$4.085 per Prime stapled security) (subject to the limitation set out below). The liquidity facility is available only to registered holders of Prime stapled securities (and not the underlying beneficial holders of Prime stapled securities); and an ineligible foreign securityholder facility for Prime securityholders with registered addresses in certain excluded jurisdictions that will be ineligible to receive Brookfield units under the Proposal (“ineligible foreign securityholders”). Ineligible foreign securityholders will receive in cash a price for their Prime securities based on a 20 day volume weighted average trading price for Brookfield units ending on or about the completion date (subject to the limitation set out below). To support these sale facilities, Brookfield Asset Management has provided an equity commitment of up to US$300 million. Brookfield Asset Management will subscribe for units in Brookfield or Brookfield Infrastructure at a price of US$17.02 per unit, except that the first US$50 million to fund the ineligible 2 On 23 August 2010, Prime announced that, subject to certain conditions including regulatory and other approvals, it will make an in specie distribution of shares in Prime AET&D Holdings No. 1 Limited (“AET&D Holdings”) to Prime securityholders on the basis of one share in AET&D Holdings for each Prime stapled security hold. 3 The price of US$17.02 represents the volume weighted average trading price of Brookfield units on the NYSE for the five days immediately prior to the date of the announcement of the Proposal. ANNEXURE A Independent Expert’s Report 2

182 PRIME INFRASTRUCTURE GRANT SAMUEL foreign securityholder facility will be subscribed at a price equal to the same 20 day volume weighted average trading price for Brookfield units to be received by securityholders under the ineligible foreign securityholder facility. Following implementation of the Proposal, Brookfield Asset Management is expected to hold between 28% and 39% of Brookfield units (on a fully diluted basis). As the cash available to support the sale facilities is limited, it is possible that on market sales of Brookfield units may be required under each of the sale facilities. Therefore, the price to be paid to participants in the sale facilities is not certain. In the event that Brookfield units are required to be sold on market, participants in the relevant sale facility will receive the blended price (net of sale costs). The Proposal is to be implemented by way of schemes of arrangement (collectively, the “Schemes”): a company scheme of arrangement of PIHL pursuant to Section 411 of the Corporations Act, 2001 (“Corporations Act”); and a trust scheme of arrangement for each of PIT and PIT2 under which the constitutions of PIT and PIT2 will be amended and approvals will be obtained under Item 7 of Section 611 of the Corporations Act. The Schemes are interconditional so that each must become effective for the Proposal to be implemented. Concurrently with the Schemes, Brookfield will also make a takeover offer (“Offer”) for all Prime stapled securities for the same consideration as proposed under the Schemes. The Offer is not subject to any minimum acceptance threshold but is conditional on the Schemes not becoming effective. Subject to obtaining the necessary regulatory relief, an ineligible foreign securityholder facility will be available to ineligible foreign securityholders(4) (although the liquidity facility will not be available under the Offer). Conditions and Approvals Required The Schemes are subject to a number of conditions that are contained in the Implementation Deed, the key terms of which are set out in Section 9 of the Scheme Booklet, including: expiry of all waiting periods under applicable laws and receipt of all regulatory approvals, consents or relief; the in specie distribution of Prime AET&D Holdings shares to Prime securityholders; the Schemes being approved by Prime securityholders; Brookfield unitholders approving the issue of Brookfield units as consideration under the Schemes and those units being approved for official quotation by the NYSE and the TSX; the approval of the company scheme and provision of the requested confirmation under Section 63 of the Trustee Act 1925 (NSW) in respect of each trust scheme by the Supreme Court of New South Wales; the independent expert issuing a report concluding that the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders; 4 Ineligible foreign securityholders will receive in cash up to a cap (of US$100 million (or such greater amount not exceeding US$300 million) determined by Brookfield) a price for their Prime securities based on a 20 day volume weighted average trading price for Brookfield units ending on expiry of the Offer. Any Brookfield units that would have otherwise been issued to ineligible foreign securityholders in excess of the cap will be sold on market and ineligible foreign securityholders will receive the blended price (net of sale costs). ANNEXURE A Independent Expert’s Report 3

SCHEME BOOKLET 183 GRANT SAMUEL the approval of third parties which are necessary or desirable to implement the Schemes including consents to avoid breach of any change of control provisions; no breach by Prime of any provisions of any agreement to which Prime (or its subsidiaries) is a party that results in any monies owed by Prime being repayable earlier than the original repayment date that has a materially adverse impact on Prime; and the Prime Board not withdrawing its recommendation of the Proposal. The Offer is subject to similar conditions (refer Section 6.2 of the Target’s Statement), with additional conditions that: the Schemes do not become effective; the Australian Securities and Investments Commission (“ASIC”) grants relief to permit the operation of the ineligible foreign securityholder facility; and consents and waivers necessary under the Prime Corporate Facility Agreement and ANZ Bank Guarantee Facility Agreement are obtained by 4 October 2010. Prime has agreed to a no shop provision and, subject to their statutory and fiduciary duties, Prime directors must notify Brookfield if Prime receives any unsolicited approaches that would result in a person other than Brookfield acquiring a relevant interest in 20% or more of Prime stapled securities or 20% of more of Prime’s assets or obtaining control of Prime (“competing bid”). Brookfield (or a related entity) has the right to match any competing bid. The independent directors of Prime have recommended the Proposal to securityholders in the absence of a superior proposal and subject to an independent expert’s opinion that the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders. ANNEXURE A Independent Expert’s Report 4

184 PRIME INFRASTRUCTURE GRANT SAMUEL 2 Scope of the Report 2.1 Purpose of the Report The Proposal is to be implemented by way of the Schemes. Concurrently, Brookfield is also making the Offer. Under Section 411 the company scheme of arrangement must by approved by a majority in number (i.e. at least 50%) of shareholders (other than Brookfield and its associates) present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution by shareholders (other than Brookfield and its associates)(5). If approved, the company scheme will then be subject to approval by the Supreme Court of New South Wales. Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert’s report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding (30%) in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert’s report must state whether the scheme of arrangement is in the best interests of securityholders subject to the scheme and must state reasons for that opinion. Section 606 of the Corporations Act effectively prohibits a person from acquiring a relevant interest in a public entity where that person’s voting power increases from 20% or below to in excess of 20% or, if that person already has voting power in excess of 20%, their voting power would increase further, except in certain limited circumstances. Item 7 of Section 611 allows non associated securityholders to waive the Section 606 prohibition by passing a resolution in a general meeting. Consequently, PIT and PIT2 are seeking unitholder approval for the acquisition of units by Brookfield under the Proposal. Item 7(b) of Section 611 requires that securityholders voting pursuant to Item 7 of Section 611 of the Corporations Act be provided with a comprehensive analysis of the proposed transaction. The directors may satisfy their obligations to provide such an analysis by commissioning an independent expert’s report. Section 640 of the Corporations Act states that a target’s statement made in response to a takeover offer for shares in an Australian listed entity must be accompanied by an independent expert’s report if: the bidder’s voting power in the target is 30% of more; or a director of the bidder is also a director of the target company. In this case, Brookfield does not have a relevant interest in Prime. However, its associate Brookfield Infrastructure has a relevant interest in 39.9% of the securities on issue in Prime and, consequently, Brookfield has voting power in Prime of 39.9%. If the Proposal is implemented, Brookfield’s voting power in Prime will increase from 39.9% to up to 100%. Accordingly, the directors of Prime not associated with Brookfield (“the independent directors”) have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report for the purposes of Section 411, Item 7 of Section 611 and Section 640 of the Corporations Act. The report is to set out Grant Samuel’s opinion as to whether the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders and to state reasons for those opinions. A copy of the report is to accompany the Notices of Meeting and Scheme Booklet and the Target’s Statement to be sent to securityholders by Prime. 5 Subject to an ability of the Court to dispense with the majority by number requirement in some circumstances. ANNEXURE A Independent Expert’s Report 5

SCHEME BOOKLET 185 GRANT SAMUEL This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Prime securityholders. Accordingly, before acting in relation to their investment, securityholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Securityholders should read the Scheme Booklet and Target’s Statement issued by Prime and the Bidder’s Statement issued by Brookfield in relation to the Proposal. Voting for or against the Schemes or accepting or rejecting the Offer is a matter for individual securityholders based on their views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Securityholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser. Similarly, it is a matter for individual securityholders as to whether to buy, hold or sell securities in Prime or Brookfield. This is an investment decision independent of a decision to vote for or against the Schemes or accept or reject the Offer upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard. 2.2 Basis of Evaluation Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of a broad interpretation to meet the particular circumstances of each transaction. However, there is no legal definition of the expression “in the best interests”. Equally, the term “fair and reasonable” under Section 640 has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company’s underlying businesses and assets. ASIC has issued Regulatory Guide 111 which establishes guidelines in respect of independent expert’s reports. ASIC Regulatory Guide 111 differentiates between the analysis required for control transactions and other transactions. In the context of control transactions (whether by takeover bid, by scheme of arrangement, by the issue of securities or by selective capital reduction or buyback), it comments on the meaning of “fair and reasonable” and continues earlier regulatory guidelines that created a distinction between “fair” and “reasonable”. The Proposal is effectively a takeover of Prime by Brookfield. Accordingly, Grant Samuel has evaluated the Proposal as a control transaction and considered whether it is “fair and reasonable”. Regulatory Guide 111 provides that an Item 7 of Section 611 proposal involving the issue of securities should be analysed by an expert as if it were a takeover bid. In contrast, in relation to an Item 7 of Section 611 proposal involving the sale of securities, ASIC Regulatory Guide 111 requires an expert to provide an opinion as to whether the advantages of the proposal outweigh the disadvantages. Although the Proposal involves the sale of securities in Prime (i.e. by Prime securityholders to Brookfield), in Grant Samuel’s opinion it is not appropriate to assess the Proposal on the basis of whether the advantages of the proposal outweigh the disadvantages as required by Regulatory Guide 111. Accordingly, Grant Samuel has assessed the Proposal for the purposes of Item 7 of Section 611 on the same basis as Section 411 and Section 640 (i.e. as a control transaction and whether it is “fair and reasonable”). Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to securities by the offeror is to be ignored. Reasonableness is said to involve an analysis of other factors that securityholders might consider prior to accepting a takeover offer such as: the offeror’s existing shareholding; ANNEXURE A Independent Expert’s Report 6

186 PRIME INFRASTRUCTURE GRANT SAMUEL other significant securityholdings; the probability of an alternative offer; and the liquidity of the market for the target company’s securities. A takeover offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”. Fairness is a more demanding criteria. A “fair” offer will always be “reasonable” but a “reasonable” offer will not necessarily be “fair”. A fair offer is one that reflects the full market value of a company’s businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if securityholders are otherwise unlikely in the foreseeable future to realise an amount for their securities in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority securityholders have little prospect of receiving full value from a third party offeror unless the controlling securityholder is prepared to sell its controlling securityholding. A proposal that, under takeover analysis, was “fair and reasonable” or “not fair but reasonable” would be in the best interests of securityholders. Grant Samuel has determined whether the Proposal is fair by comparing the estimated underlying value range of Prime stapled securities with the assessed value of the consideration to be received by Prime stapled securityholders under the Proposal. The Proposal will be fair if the consideration or the assessed value of the consideration falls within the estimated underlying value range of Prime stapled securities. In considering whether the Proposal is reasonable, the factors that have been considered include: the existing securityholding structure of Prime; the likely market price and liquidity of Prime securities in the absence of the Proposal; the likelihood of alternative transactions that could realise better value and the likely consequences if the Proposal does not proceed; the impact of the Proposal on the ownership and control of Prime; and other advantages and disadvantages for Prime securityholders from the Proposal. 2.3 Sources of the Information The following information was utilised and relied upon, without independent verification, in preparing this report: Publicly Available Information the Scheme Booklet (including earlier drafts); the Bidder’s Statement to be dated on or about 4 October 2010 issued by Brookfield and the Target’s Statement to be dated on or about 4 October 2010 issued by Prime (including earlier drafts); annual reports of Prime for the four years ended 30 June 2009; full year results announcement of Prime for the year ended 30 June 2010; Form 20Fs of Brookfield for the three years ended 31 December 2009; results of Brookfield for the six months ended 30 June 2010; press releases, public announcements, media and analyst presentation material and other public filings by Prime and Brookfield including information available on their websites; ANNEXURE A Independent Expert’s Report 7

SCHEME BOOKLET 187 GRANT SAMUEL brokers’ reports and recent press articles on Prime, Brookfield and the energy and transport infrastructure sectors; sharemarket data and related information on Australian and international listed companies engaged in the energy and transport infrastructure sectors and on acquisitions of companies and businesses in these sectors; and information relating to the Australian and international energy and transport infrastructure sectors including supply/demand forecasts and regulatory decisions and pronouncements (as appropriate). Non Public Information provided by Prime June 2010 management accounts for each of Prime’s assets other than NGPL; net borrowings and marked-to-market swap values for Prime corporate and each of Prime’s assets at 30 June and 31 July 2010; Prime corporate and asset budgets for each of Prime’s assets other than NGPL for the year ending 30 June 2011; asset management plans and financial models for each of Prime’s assets; the Prime corporate financial model; and other confidential documents, board papers, presentations and working papers. In preparing this report, representatives of Grant Samuel held discussions with, and obtained information from, senior management of Prime and its advisers. Grant Samuel was not given access to non public information (including financial and operational information) for Brookfield although limited discussions were held with senior management of Brookfield. 2.4 Limitations and Reliance on Information Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary. Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. This report is also based upon financial and other information provided by Prime and its advisers. Grant Samuel has considered and relied upon this information. Prime has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld. The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. In this context, Grant Samuel advises that: ANNEXURE A Independent Expert’s Report 8

188 PRIME INFRASTRUCTURE GRANT SAMUEL it is not in a position nor is it practicable to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers; and it was only provided with limited financial and operational information on Prime’s minority interest in NGPL. Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters. An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation. Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Prime or Brookfield. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted). The information provided to Grant Samuel included: forecasts for the year ending 30 June 2011 for certain of Prime’s assets and for Prime corporate prepared by management and approved by the asset boards; long term financial models for Prime’s assets prepared by management of the businesses and by Prime; and the Prime corporate financial model. Prime is responsible for this forward looking information. Grant Samuel has used this information for the purposes of its analysis. Grant Samuel has investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation and application of assumptions. As a result, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant’s examination), there are reasonable grounds to believe that the forward looking information has been prepared on a reasonable basis. In forming this view, Grant Samuel has taken into account that Prime has detailed budgeting processes in place for the majority of its assets and the information has been prepared by the asset management teams and approved by the asset boards (which consist of Prime Executive Nominee Directors). In any event, a number of Prime’s assets are well established and generate relatively predictable earnings and cash flows. Grant Samuel has no reason to believe that the forward looking information reflects any material bias, either positive or negative. However, the achievability of the forward looking information is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable. The directors of Prime have decided not to include any forward looking information in relation to Prime in the Scheme Booklet or the Target’s Statement and therefore it has not been disclosed in this report. Brookfield has not included any forward looking information in relation to Brookfield, Brookfield Infrastructure or the merged entity in the Scheme Booklet (see Section 6.8 of the Scheme Booklet) or the Bidder’s Statement (see Section 4.6 of the Bidder’s Statement). Grant Samuel has had no ANNEXURE A Independent Expert’s Report 9

SCHEME BOOKLET 189 GRANT SAMUEL access to any forward looking information for Brookfield, Brookfield Infrastructure or the merged entity. As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values to changes in key variables. The sensitivity analysis isolates a limited number of assumptions and shows the impact of variations to those assumptions. No opinion is expressed as to the probability or otherwise of those variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the asset models. The actual performance of the businesses may be negatively or positively impacted by a range of factors including, but not limited to: changes to the assumptions other than those considered in the sensitivity analysis; greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled. In forming its opinion, Grant Samuel has also assumed that: matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed; the information set out in the Scheme Booklet and the Target’s Statement sent by Prime to its securityholders is complete, accurate and fairly presented in all material respects; the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading; the Proposal will be implemented in accordance with its terms; and the legal mechanisms to implement the Proposal are correct and will be effective. To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. ANNEXURE A Independent Expert’s Report 10

190 PRIME INFRASTRUCTURE GRANT SAMUEL 3 Profile of Prime 3.1 Background Prime is a specialist infrastructure group that owns a diversified portfolio of infrastructure assets across the energy transmission and distribution and transport sectors. The portfolio is diversified across asset classes, geographies and regulatory regimes. Prime’s portfolio of assets comprises: Utilities Operations Prime’s utilities operations are its regulated businesses that earn a return on their asset base as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. It comprises: a 50.1% economic interest in DBCT, a coal terminal which exports coal mined in the Bowen Basin region of Queensland; a 42% interest in Powerco Limited (“Powerco”) which distributes gas and electricity across the North Island of New Zealand; and 100% of International Energy Group (“IEG”)(6) which operates a natural gas and liquid petroleum gas (“LPG”) distribution and supply business in the United Kingdom, the Channel Islands (Guernsey and Jersey) and the Isle of Man. Fee for Service Operations Prime’s fee for service operations are open access systems, some of which have price ceilings as a result of regulation and others which are unregulated businesses. Fee for service businesses typically have high barriers to entry and few substitutes in their local markets. It comprises: a 26.4% effective interest in NGPL, one of the largest natural gas transmission pipeline and storage systems in the United States; 100% of WestNet Rail which provides rail infrastructure access in Western Australia; 100% of Tas Gas which distributes natural gas in Tasmania; and a 66.11% interest (60.14% on a fully diluted basis(7)) in Euroports which operates a portfolio of port concession businesses in key strategic locations throughout Europe. Although Prime retains legal ownership of AET&D and CSC, these assets are classified as held for sale. The debt facilities of AET&D and CSC are non-recourse to Prime and Prime will not provide any further financial support to, nor receive any economic returns from, these assets (with any excess cash generated being applied to reduce debt). AET&D and CSC are managed by Brookfield subject to supervision by the boards of the relevant entities. To reinforce the quarantined nature of AET&D and to simplify Prime’s corporate structure, on 23 August 2010, Prime announced that, subject to certain conditions including regulatory and other approvals, it will make an in specie distribution of shares in Prime AET&D Holdings to Prime securityholders on the basis of one share in AET&D Holdings for each Prime stapled security held. Each asset is a standalone operating business with its own employees. Senior management of Prime are active members of the boards of each asset. 6 IEG comprises IEG Connections (a utilities operation) and IEG Distribution (a fee for service operation), but for simplicity has been included as a utilities operation in this report. 7 Prime’s interest in Euroports on a fully diluted basis assumes conversion of the convertible bond. ANNEXURE A Independent Expert’s Report 11

SCHEME BOOKLET 191

ANNEXURE A
Independent Expert's Report

GRANT SAMUEL

Descriptions of Prime's assets are set out in Section 4 of this report.

3.2 Financial Performance

The historical financial performance of Prime for the five years ended 30 June 2010 is summarised below:

Prime - Financial Performance[8] ($ millions)	Year ended 30 June				
	2006 actual	2007 actual	2008 actual	2009 actual	2010 actual
Total revenue	**750.6**	**1,207.6**	**1,108.1**	**421.2**	**395.4**
EBITDA[9]	**337.3**	**514.2**	**409.8**	**(60.5)**	**176.8**
Depreciation and amortisation	(123.8)	(180.9)	(149.2)	(72.0)	(77.1)
EBIT[10]	**213.5**	**333.3**	**260.6**	**(132.4)**	**99.6**
Share of profit/(loss) from associates	-	-	6.8	6.8	(185.1)
Net finance costs	(217.2)	(301.7)	(340.7)	(205.7)	(60.4)
Net hedge gain/(expense)	4.9	(27.8)	20.3	112.9	(19.7)
Significant and non-recurring items	23.6	(1.0)	12.7	(118.1)	198.7
Operating profit before tax	**24.8**	**2.8**	**(40.3)**	**(336.5)**	**33.2**
Income tax benefit/(expense)	15.2	51.2	13.3	83.7	(0.9)
Operating profit after tax	**40.1**	**54.0**	**(27.0)**	**(252.9)**	**32.3**
Profit/(loss) from discontinued operations	19.0	59.0	(17.5)	(724.3)	(980.9)
Outside equity interests	(2.0)	(6.2)	5.4	23.2	(10.9)
Profit after tax attributable to Prime securityholders	**57.1**	**106.8**	**(39.1)**	**(953.9)**	**(959.5)**
Statistics					
Basic earnings per stapled security (cents)[11]	*5.1*	*7.0*	*(2.01)*	*nmc[12]*	*(448.3)*
Distributions per stapled security (cents)	*13.3*	*14.3*	*10.0*	*-*	*15.0*

Source: Prime and Grant Samuel analysis

Analysis of Prime's operational performance is not meaningful at a consolidated level as a result of:

- the significant number of acquisitions and divestments during the period;
- the treatment of assets that are not controlled as equity accounted or the reclassification of assets from wholly owned to equity accounted following the sale of interests in these assets; and
- the reporting of the financial performance of assets held for sale as profit/(loss) from discontinued operations which is not consistent year to year.

For the years ended 30 June 2009 and 2010, the following structure has been adopted:

- the results for Prime's 100% owned assets (IEG, WestNet Rail and Tas Gas) and corporate activities are consolidated;

8 The financial statements were prepared in accordance with the Australian equivalent to international financial reporting standards ("AIFRS"). The financial performance represents the most recently reported restated financial performance.

9 EBITDA is earnings before net interest, tax, depreciation and amortisation, investment income and significant and non-recurring items.

10 EBIT is earnings before net interest, tax, investment income and significant and non-recurring items.

11 Basic earnings per stapled security includes earnings from both continued and discontinued operations.

12 nmc = not a meaningful calculation

12

192 PRIME INFRASTRUCTURE

ANNEXURE A
Independent Expert's Report

GRANT SAMUEL

- share of profit/(loss) from associates (which are equity accounted) includes NGPL from 13 February 2008, Powerco from 26 February 2009, Euroports from 28 July 2009 and DBCT from 20 November 2009. In the year ended 30 June 2010, share of profit/(loss) from associates includes a $75.8 million impairment expense in relation to NGPL; and
- profit/(loss) from discontinued operations includes Powerco up to 26 February 2009, Euroports up to 28 July 2009, DBCT up to 20 November 2009, PD Ports (which was sold as part of the Recapitalisation) up to 20 November 2009 and AET&D and CSC (which are classified as held for sale). In the year ended 30 June 2010, profit/(loss) from discontinued operations includes $910 million of significant items (a $663 million impairment loss for AET&D and a $247 million loss on sale for PD Ports).

Prime uses derivative financial instruments to manage its exposure to movements in foreign exchange rates and interest rates. Net hedge gain/(expense) reflects the charge to the income statement for gains and losses where the financial instruments is not designated and effective as a hedging instrument for accounting purposes.

Significant and non-recurring items in the year ended 30 June 2010 represent a gain on conversion of EPS to Prime stapled securities of $392.5 million net of impairment of investments in associates of $51.7 million ($15.6 million in relation to Euroports and $36.1 million in relation to NGPL), impairment of intercompany loans with associates of $95.7 million (in relation to Euroports) and net foreign exchange losses of $46.5 million.

Prime's proportional share of EBITDA (before corporate costs) provides a more meaningful analysis of Prime's underlying performance for the year ended 30 June 2010:

Prime – Asset and Pro Forma Proportional Share of EBITDA (millions)

	Year ended 30 June 2010			
	Local currency		A$	
	Asset EBITDA (100%) actual	Prime proportional EBITDA pro forma	Asset EBITDA (100%) actual	Prime proportional EBITDA pro forma
Utilities Operations				
DBCT (50.1% economic interest)	A$213.4	A$106.9	213.4	106.9
Powerco (42%)	NZ$215.7	NZ$90.6	172.2	72.3
IBG	£35.8	£35.8	63.1	63.1
Total				**242.3**
Fee for Service Operations				
NGPL (26.4%)	US$637.7[13]	US$168.4	723.0	190.9
WestNet Rail	A$109.8	A$109.8	109.8	109.8
Euroports (60.14%, fully diluted)	€73.8	€44.3	117.0	70.2
Tas Gas	A$6.6	A$6.6	6.6	6.6
Total				**377.5**
Total proportional share of EBITDA[14]				**619.8**

Source: Prime and Grant Samuel analysis

This table has been prepared on the basis that Prime held its current interest in each of the assets for the entire period. EBITDA attributable to AET&D and CSC has been excluded as these assets are classified as held for sale.

[13] Based on NGPL's reported EBITDA of US$611.6 million and after adding back the negative mark to market adjustment of the gas inventory recorded by NGPL of US$26.1 million.

[14] Total proportional share of EBITDA is before corporate costs.

13

SCHEME BOOKLET 193 GRANT SAMUEL 3.3 Financial Position The financial position of Prime as at 30 June 2010 is summarised below: Prime - Financial Position ($ millions) As at 30 June 2010 actual Receivables 90.4 Inventories 14.7 Creditors (108.4) Net working capital (3.2) Property, plant and equipment (net) 1,734.7 Investments accounted for using the equity method 398.0 Loans to associates 930.7 Goodwill 160.9 Other intangible assets (net) 6.6 Other assets 125.2 Derivatives (net) (104.3) Deferred tax assets (net) 187.9 Distribution payable (26.4) Provisions (10.5) Other liabilities (275.8) Non-current liabilities held for sale (net) (45.0) Total funds employed 3,078.8 Cash and deposits 460.6 Bank loans, other loans and finance leases (1,304.3) Net borrowings (843.7) Net assets 2,235.2 Outside equity interests (64.3) Equity attributable to Prime securityholders 2,170.9 Statistics Stapled securities on issue at period end (millions) 351.8 Net assets per stapled security $6.35 NTA(15) per security $5.88 Book gearing(16) 27.4% Market gearing(17) 40.0% Source: Prime and Grant Samuel analysis Prime’s financial position at 30 June 2010 has been prepared on the following basis: the results for Prime’s 100% owned assets (IEG, WestNet Rail and Tas Gas) and corporate activities are consolidated; investments accounted for using the equity method are DBCT, Powerco, NGPL and Euroports. Prime’s interests in these assets comprise both equity and loans. The breakdown these balances at 30 June 2010 is set out below: 15 NTA is net tangible assets, which is calculated as net assets less intangible assets. 16 Book gearing is net borrowings divided by net assets plus net borrowings. 17 Market gearing is net borrowings divided by market capitalisation plus net borrowings. Market capitalisation is based on a Prime stapled security price $3.60 (the closing price on 20 August 2010, the last trading day prior to announcement of the Proposal). ANNEXURE A Independent Expert’s Report 14

194 PRIME INFRASTRUCTURE

ANNEXURE A
Independent Expert's Report

GRANT SAMUEL

Prime – Investment in Associates ($ millions)			
	As at 30 June 2010		
	Equity accounted investment	Loans to associates	Total investment
DBCT (50.1% economic interest)	110.5	143.4	253.9
Powerco (42%)	30.8	200.8	231.6
NGPL (26.4%)	225.8	516.2	742.0
Euroports (60.14%, fully diluted)	30.9	70.3	101.2
Total investment in associates	**398.0**	**930.7**	**1,328.7**

Source: Prime and Grant Samuel analysis

- non-current assets held for sale represents the net investment in AET&D and CSC.

Other assets includes:

- a defined benefit asset of $5.5 million in relation to IEG;
- a $28.0 million deposit with the Australian Taxation Office ("ATO") in relation to the DBCT dispute; and
- $71.3 million of stamp duty paid in relation to an assessment from the Western Australian Office of State Revenue concerning WestNet Rail.

Prime enters into interest rate hedges and exchange rate hedges to manage its exposure to foreign currency denominated distributions and interest rate risk under its debt facilities. These hedges had a mark to market loss at 30 June 2010 of $104.3 million.

Other liabilities includes:

- deferred settlement amounts owing to minority interest holders in Euroports of $45.7 million;
- $24.9 million relating to Queensland Rail's contribution to the $71.3 million total assessment for stamp duty referred to above; and
- $26.2 million of tax related amounts within the tax consolidated group (in relation to DBCT).

Net deferred tax assets of $187.9 million at 30 June 2010 includes $79.5 million of carried forward income tax losses brought to account in relation to DBCT, WestNet Rail and corporate financing losses.

Net borrowings of $843.7 million represents the net borrowings of Prime corporate (secured bonds and SPARCS) and consolidated assets (IEG and WestNet Rail) only. It includes cash held on restricted deposit of $29.9 million and is before deferred funding costs of $15.2 million. As part of the Recapitalisation, a three year, $300 million corporate facility was established which was undrawn at 30 June 2010.

3.4 Taxation Position

The PIHL tax consolidated group had $265 million ($79.5 million tax effected) of carried forward income tax losses at 30 June 2010. These have been brought to account in Prime's balance sheet at 30 June 2010.

In addition, PIT had $100.8 million in carried forward income tax losses, PIT2 had $32.3 million in carried forward income tax losses, NGPL Trust had carried forward tax losses of $16.9 million and DBCT Trust had carried forward tax losses of $16.5 million at 30 June 2010. These carried forward tax losses have not been brought to account in Prime's balance sheet at 30 June 2010.

15

SCHEME BOOKLET 195 GRANT SAMUEL 3.5 Capital Structure and Ownership As at 31 August 2010, Prime had the following securities on issue: 351,776,795 stapled securities; and 119,005,156 SPARCS which are traded on the New Zealand Stock Exchange. SPARCS were issued as part of the consideration for the 2004 acquisition of Powerco. SPARCS are entitled to interest at a rate of 10% per annum until the next reset date, being 17 November 2010. In certain circumstances, including on the reset date, SPARCS may be converted at the option of Prime or the SPARCS holder. In any event, Prime determines whether SPARCS are to be converted for Prime stapled securities, cash or a combination thereof. The conversion rate will be equal to the face value of the SPARCS (approximately NZ$119 million) divided by the relevant Prime volume weighted average price (“VWAP”) (with a 2.5% discount applied) converted into Australian dollars at the relevant exchange rate. Prime has agreed to redeem all outstanding SPARCS on the next reset date (17 November 2010). Under the redemption, holders of SPARCS will receive the face value of SPARCS plus any accrued interest in cash. At 31 August 2010 there were 24,932 registered securityholders in Prime. The top 20 registered securityholders accounted for approximately 92% of the stapled securities on issue. The majority of these securityholders are institutional nominee or publicly listed investment companies. Beneficial holder analysis indicates that the top 20 beneficial owners of Prime stapled securities accounted for approximately 85% of the stapled securities on issue and that approximately 78% of Prime’s securities are held by North American based investors (including Brookfield Infrastructure). Following the acquisition of the Alinta assets in 2007, Prime had a large retail investor base. However, as a result of the Recapitalisation and the subsequent 15,000 to one security consolidation the share register was skewed towards a small number of large securityholders. In February 2010, Prime established a security sale facility for Australian and New Zealand securityholders holding unmarketable parcels of Prime securities to sell their Prime securities free of brokerage and handling fees. This sale was completed on 22 April 2010, resulting in 1,884,878 Prime securities being sold by 52,875 securityholders. At 31 August 2010: 168 registered securityholders(18) (0.7% of total securityholders) hold a total of 331.3 million stapled securities (94.2% of total issued stapled securities). These securityholders include Brookfield (39.9% of total issued stapled securities) and institutional securityholders; and the remaining 24,764 registered securityholders(18) (99.3% of total securityholders) each hold 16,666 or fewer Prime stapled securities and hold a total of 20.5 million stapled securities (5.8% of total issued stapled securities). Other than Brookfield, Prime has received substantial securityholder notices from two securityholders, Franklin Resources, Inc. (“Franklin”), which has a relevant interest in 14.4% of Prime’s stapled securities and The Capital Group Companies, Inc. (“Capital Group”), which has a relevant interest in 6.5% of Prime’s stapled securities. Franklin and Capital Group hold Prime stapled securities in their capacity as investment managers. 3.6 Security Price Performance 3.6.1 Price History After generally trading in the range $1.50 -2.00 for the prior two years, Prime’s security price fell significantly in 2008 to a low of $0.024 in November 2008, as the global financial crisis worsened and highly geared companies came under significant pressure to reduce gearing levels. During the nine months ended 29 September 2009, the last trading day prior 18 Note that this analysis of registered securityholders does not separately take into account ineligible foreign securityholders. ANNEXURE A Independent Expert’s Report 16

196 PRIME INFRASTRUCTURE GRANT SAMUEL to the announcement of the Recapitalisation, Prime securities traded in the range $0.031-0.195. The following graph illustrates the movement in Prime’s security price and trading volumes since completion of the Recapitalisation on 20 November 2009: Prime - Security Price and Trading Volume (November 2009 - September 2010) Price $5.00 $4.50 $4.00 $3.50 $3.00 $2.50 $2.00 $1.50 $1.00 $0.50 $0.00 Volume (000’s) 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Source: IRESS The Recapitalisation was completed at a notional price of $5.08 per security. On 24 November 2009, Prime securities opened at $4.50 and have traded in the range $3.05-4.57 over the period up to announcement of the Proposal. On 20 August 2010, the last trading day prior to announcement of the Proposal, Prime securities closed at $3.60. Trading in Prime securities at a significant discount to the issue price reflects in part the announcement of the NGPL rate case on 20 November 2009, the day prior to the commencement of trading in Prime securities and the notice of stamp duty assessment in relation to WestNet Rail in January 2010 as well as a general lack of support in the Australian market, with over 75% of Prime’s securities held by North American investors. Given the large proportion of North American investors, it is also likely that foreign exchange effects have contributed to Prime securities trading at a discount to the issue price. Since announcement of the Proposal on 23 August 2010, Prime securities have traded in the range $4.21-4.70 and at a VWAP of $4.43, reflecting the terms of the Proposal. 3.6.2 Liquidity Since completion of the Recapitalisation, trading in Prime securities has been considerably less liquid than prior to the Recapitalisation with average weekly volume over the period to 20 August 2010 (the last trading day prior to announcement of the Proposal) representing approximately 2.0%(19) of securities on issue, or annualised turnover of 105.5%(19) of securities on issue. 3.6.3 Relative Performance Prime is a member of various indices including the S&P/ASX 200 Utilities Index and the S&P/ASX 200 Industrials Index. At 20 August 2010 (the last trading day prior to announcement of the Proposal), its weighting in these indices was approximately 5.25% 19 Liquidity has been calculated based on the free float and excludes the stapled securities held by Brookfield. ANNEXURE A Independent Expert’s Report 17

SCHEME BOOKLET 197 GRANT SAMUEL and 0.07% respectively. Only 60.1% of Prime’s market capitalisation is included in these indices as Brookfield Infrastructure’s 39.9% interest in Prime is excluded. The following graph illustrates the performance of Prime securities since completion of the Recapitalisation on 20 November 2009 relative to the S&P/ASX 200 Utilities Index and the S&P/ASX 200 Industrials Index: Prime vs S&P/ASX 200 Utilities Index and S&P/ASX 200 Industrials Index (November 2009 - September 2010) 120 110 100 90 80 70 60 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Prime S&P/ASX 200 Utilities Index S&P/ASX 200 Industrials Index Source: IRESS Prime securities generally underperformed against both the S&P/ASX 200 Utilities Index and the S&P/ASX 200 Industrials Index in the months immediately after completion of the Recapitalisation reflecting in part the market reaction to the NGPL rate case and the notice of stamp duty assessment in relation to WestNet Rail. However, following a jump in Prime’s security price after the announcement of its results for the six months ended 31 December 2009 on 25 February 2010, Prime securities have performed in line with, or have outperformed the indices other than during a period from mid to late June 2010 following the announcement of the settlement with the Federal Regulatory Energy Commission (“FERC”) which will result in reduced earnings for NGPL from 1 July 2010. ANNEXURE A Independent Expert’s Report 18

198 PRIME INFRASTRUCTURE GRANT SAMUEL 4 Profile of Assets 4.1 Utilities Operations 4.1.1 Dalrymple Bay Coal Terminal Industry Overview Port cargoes activities are categorised in a range from dry bulk and containers through to liquid bulk and general cargo. Australian metropolitan base port facilities handle a mixed variety of cargo dominated by consumer goods handled in container, while regional ports predominantly handle dry bulk commodities such as coal, timber, grain and ore. Bulk ports in Australia are exposed to the demand for, and supply of, the commodities that they handle. Recent strong demand for natural resources and the rising demand for oil globally have seen an increase in the volumes through ports located in close proximity to natural resources and an increase in demand for additional port facilities. Ports in Australia are regulated at a Commonwealth, State and port authority level. At the Commonwealth level, the Australian Maritime Safety Authority provides services in relation to areas such as safety and the marine environment. Regulators at a state level oversee port pricing for some private sector owned ports, as the nature and location of ports in Australia often means that there is limited competition. In Queensland, for example, the Queensland Competition Authority (“QCA”) is responsible for determining access terms in relation to declared terminals in regions in which there is limited competition. Port authorities are responsible for the maintenance of port facilities such as channels and berths, and generally contract out services such as stevedoring to third parties under long term concessions. Asciano Group (“Asciano”) and DP World Limited (“DP World”) dominate the Australian container port market. Bulk ports are more diversified, with a number of energy, mining and infrastructure companies, as well as the various state governments, owning and operating facilities. Operations DBCT is a port facility that exports predominantly metallurgical and also some thermal coal mined in the Bowen Basin region of Queensland. The Bowen Basin region contains the largest coal reserve in Australia and extends over approximately 60,000 square kilometres of central Queensland. DBCT handles approximately 20% of global seaborne metallurgical coal trade and approximately 8% of total global seaborne coal trade. DBCT is located at Hay Point, approximately 38 kilometres south of Mackay in Queensland. It was established in 1983 by the Queensland Government as a non-exclusive (“common user”) coal export facility with an inaugural annual throughput capacity of 14.55 million tonnes per annum (“Mtpa”). DBCT is part of the Goonyella coal supply chain and is linked to the Bowen Basin coalfields by an electrified rail system operated by Queensland Rail. In September 2001, Prime was awarded a long-term lease for DBCT (50 year term with a 49 year renewal option). Prime is responsible for the management and expansion of the facility for the benefit of Bowen Basin coal mines. As a result of almost continuous expansion since Prime took over the long term lease of DBCT, the terminal has grown to become one of the largest export coal terminals in the world. Recent terminal expansion (completed in June 2009) increased capacity from 56Mtpa to 85Mtpa. The facility comprises rail inloading systems, large stockyards with stackers and reclaimers, off-shore jetty outloading systems and a marine structure for berthing and loading multiple vessels. Indications of incremental future demand of over 90Mtpa have been received from existing coal producers and potential new customers and studies are currently being progressed to assess the scope and viability of further expansion of DBCT to meet these additional access requests. It is likely that further expansion of the current facility will require a new facility at an adjacent ANNEXURE A Independent Expert’s Report 19

ANNEXURE A Independent Expert’s Report SCHEME BOOKLET 199 GRANT SAMUEL location to DBCT. On 12 July 2010, the Queensland Government announced that DBCT had been appointed as one of two preferred proponents for the development of a new coal export facility at Dudgeon Point, approximately four kilometres north of the current DBCT facility. If successful, the development of a new facility could require an investment (on a 100% DBCT basis) of a combination of debt and equity in excess of $2 billion. DBCT’s revenues are underpinned by long-term, 100% take-or-pay user agreements with some of the largest global resources companies including Rio Tinto, BHP Billiton, Anglo American, Peabody and Xstrata. These user agreements run off progressively over the next 13 years. However, there is a high degree of confidence that DBCT will maintain or grow throughput in the longer term given: all of DBCT’s customers have significant coal reserves and potential new customers are seeking access to DBCT; the market demand for metallurgical coal is expected to remain strong; and DBCT is uniquely placed to remain the key coal export terminal for the Bowen Basin given its location, ‘common user’ status and ability to offer multi parcel-loading berths to third parties. While there are other coal export facilities in Queensland, these are smaller facilities that are either privately owned, further from the major mining areas or currently inaccessible due to incomplete rail links. Terms and conditions for access by customers to the services provided at DBCT (including tariffs that are charged to customers) are regulated by the QCA via an Access Undertaking. A 12 month extension was granted in relation to the current Access Undertaking in October 2009 which is due to expire on 31 December 2010. In March 2010 DBCT filed a draft 2010 Access Undertaking with the QCA which included the full written support of DBCT’s customer base. A final decision is expected from the QCA in November 2010. Under the current and draft 2010 Access Undertaking, DBCT’s revenues are capped (subject to a productivity incentive mechanism) providing certainty of, but also restricting, returns for DBCT. Adoption of this approach to a large extent insulates DBCT from any potential variations in terminal throughput but also provides greater certainty in relation to capacity expansions. The components of the regulated tariff charged by DBCT to customers (on a per tonne of committed throughput basis) are: a capacity charge based on an agreed return on DBCT’s asset base (including changes in working capital); a return of capital component in the form of a depreciation charge; and a fixed and variable handling charge, associated with operating and maintaining the port plus a tax recovery. The fixed and variable handling charge represents a complete pass through of the costs charged to DBCT for operating and maintaining the port. The operation and maintenance of the port is outsourced to a company owned by five of the terminal’s customers. This aligns the interests of DBCT and the port customers as they benefit directly from a more efficient port. DBCT generated revenue of $347.4 million (30.8% increase on the prior year) and EBITDA of $213.4 million (38.8% increase) in the year ended 30 June 2010. The increase reflects the full year contribution from the completed Stage 7X capacity expansion to 85Mtpa. DBCT shipped 63.1 million tonnes of coal in comparison to 47 million tonnes in 2009 due to strong demand for coal from China and traditional Asian markets such as Japan. Although this volume was below capacity it was not due to operational issues relating to the port. In any event, it does not impact DBCT’s financial performance as all customers have 100% take or pay contracts. 20

ANNEXURE A Independent Expert’s Report GRANT SAMUEL 200 PRIME INFRASTRUCTURE Investment Structure Prime owns 100% of the equity in DBCT. However, under the Recapitalisation Brookfield Asset Management and its affiliates (including Brookfield Infrastructure) subscribed for $295.4 million of convertible notes at the Prime corporate level and entered into a number of other agreements representing a 49.9% economic interest in DBCT. The notes are convertible into 49.9% of shares, units and related intercompany loans in DBCT. Conversion is subject to fulfilment of conditions including consent from DBCT lenders. As a consequence, although Prime owns 100% of the equity in DBCT, its economic interest is now 50.1%. The operations of DBCT are now governed by a voting agreement between Prime and its co-investor. Under this agreement, each party has the right to appoint 50% of the board and to 50% of security votes. In addition, certain fundamental decisions of the board (e.g. decisions as to capital structure and agreements with related parties) require approval of at least two thirds of all votes capable of being exercised. Consequently, although it holds 100% of the equity and a 50.1% economic interest in DBCT, Prime does not control DBCT and therefore recognises it as an equity accounted investment. The voting agreement includes a 2 year standstill preventing Prime from disposing of any interests in DBCT to third parties without consent and general pre-emptive rights. In addition, it contains an annual reciprocal “en bloc” pre-emptive right which commences on the fifth anniversary of the voting agreement (2014). Under this right on the anniversary of the agreement either party may initiate a sale of 100% of DBCT. In addition, both parties hold a fair market call option over the other party’s interest in DBCT, exercisable only if that party suffers an event of default. Under the terms of the convertible note issue, if Prime is unable to grant a second ranking security interest of 49.9% in the equity and intercompany loans of DBCT prior to February 2013, its co-investor has the right to demand the sale of all interests in DBCT at a price that it specifies. DBCT has external debt plus intercompany loans with Prime which are subject to the shareholder arrangements. Consequently, Prime’s interest in DBCT comprises both equity and loans. 4.1.2 Powerco Industry Overview Electricity Sector Approximately 65% of New Zealand’s electricity generation is from hydro, with the balance from geothermal, gas, coal and oil fired thermal stations, biomass plants and wind farms. The state owned enterprise, Transpower New Zealand Limited (“Transpower”), owns and operates the high voltage electricity transmission system in New Zealand. While more than 60% of New Zealand’s electricity is produced in the South Island, the majority (70%) of electricity demand comes from the North Island. There are 28 electricity distribution businesses providing local area lines networks through which electricity is transmitted from the transmission grid exit points to end users. Most of the distribution businesses were formed in 1992 when the New Zealand Government corporatised the incumbent distribution businesses under a number of ownership structures including local council, trust and public ownership. The Commerce Commission (“Commission”) regulates electricity distribution by setting price-quality paths (i.e. the maximum average price) and defining the standards for quality of services. In October 2008, the Commerce Amendment Act introduced significant changes to the regulation of electricity lines services. Under these changes, the Commission is required to make decisions on price-quality paths, input methodologies and information disclosure requirements. 21

ANNEXURE A Independent Expert’s Report GRANT SAMUEL SCHEME BOOKLET 201 The Commission sets default price-quality paths (“DPPs”). There are penalties for any breaches of price-quality paths. The thresholds that were in place under the prior legislation (under which Powerco was subject to a CPI-2% annual price increase) remained in force for a transitional period from 1 April 2009 to 31 March 2010. The Commission has reset these DPPs for a regulatory period of five years from 1 April 2010 to 31 March 2015 to allow electricity distribution companies to have starting prices (P0) as the actual prices that were in place on 31 March 2010 and to increase prices by inflation (i.e. CPI-X where X=0) while quality of supply to consumers is at least maintained. From 2011 electricity distributors have the option of applying to the Commission for a customised price-quality path (“CPP”) to better suit their particular circumstances. The Commission may consider up to four proposals for CPPs each year, although distributors cannot apply for a CPP until the Commission publishes the necessary input methodologies (refer below). Input methodologies will provide increased certainty for regulated services on matters such as cost of capital, valuation of assets, allocation of common costs and treatment of taxation. They will be used for assessing CPPs and for resetting starting prices (P0) under DPPs. The Commission published its draft decision on input methodologies for electricity distribution services on 18 June 2010 and the corresponding draft determination on 2 July 2010. The Commission’s final decision on input methodologies will be made by 31 December 2010. The Commission must specify starting prices (P0) for each electricity distributor based on the prices that applied at the end of the previous regulatory period and an assessment of the current and projected profitability of the supplier. On 5 August 2010, the Commission released a consultation paper on its proposed framework for making starting price adjustments under a DPP. Submissions on the consultation paper are due by 10 September 2010 with the Commission intending to release its draft decisions in mid 2011, with final decisions on starting prices to take effect from April 2012. Gas Sector The New Zealand natural gas sector plays a large role in the economy as gas is primarily used to generate electricity and accounts for around 29% of total primary energy usage although only 3% is consumed in the retail market. Gas is considered an elective fuel source in the retail market and therefore pricing is important for uptake by retail users. In recent years, as the price of gas has increased, the level of consumption in the residential and commercial segments has decreased. The Energy Efficiency and Conservation Authority considers that there is at least a 20 year supply of gas from a variety of gas fields. Natural gas transmission systems only exist on the North Island as New Zealand’s gas supplies are dominated by reserves from the Taranaki Basin. There are extensive low pressure gas reticulation networks in most cities in the North Island. There are three main gas distribution companies, Vector Limited (“Vector”) which operates in the greater Auckland, Northland, Bay of Plenty and Gisborne areas, GasNet (owned by Wanganui Gas) which operates around Wanganui and Powerco (see below). In addition, Nova Energy (a subsidiary of Todd Corporation Limited) has constructed a bypass network to deliver gas directly to customers in Wellington, Porirua, the Hutt Valley, Hastings, Hawera, Papakura, East Taranaki and Manakau City. In July 2005, a decision to impose price control over the gas distribution services of Powerco and Vector was announced. The Commission issued a provisional authorisation which took effect from 25 August 2005, reducing average prices by 9% for Powerco and 9.5% for Vector (with prices held constant in nominal terms since then). In its October 2007 draft authorisation for the price reset, the Commission proposed prices representing substantial reductions over current distribution prices. The Commission considered but did not accept offers of undertakings from Powerco and Vector and on 31 October 2008, released its final authorisation requiring average price reductions of 11.1% for Powerco and 3.7% for Vector from 1 January 2009. Prices will be 22

202 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL held constant in real terms (i.e. increase by CPI-X where X=0) for the remainder of the control period to 1 July 2012. Gas retailers are expected to pass on the full amount of any reductions in distribution charges. From 1 July 2012, gas distribution companies will be subject to the same price controls as electricity distribution companies. Climate Change Initiatives In October 2007, the New Zealand Government announced a New Zealand Energy Strategy (“NZES”) setting out a strategic direction for the New Zealand energy sector to provide sufficient energy to meet the needs of a growing economy, while maintaining security of supply and reducing greenhouse gas emissions. In February 2009, following the change in government, the new Minister of Energy and Resources announced an intention to update the strategy. A new draft NZES was released on 22 July 2010 with public consultation until 2 September 2010. At the same time the New Zealand Government is consulting on a draft New Zealand Energy Efficiency and Conservation Strategy (“NZEECS”), a companion strategy focused on the promotion of energy efficiency, conservation and renewable energy. Under the draft NZEECS, the New Zealand Government proposes to reaffirm the target that 90% of electricity generation be from renewable energy resources by 2025, providing that this does not affect security of supply. The two draft strategies reflect recent New Zealand Government reforms, including: the repeal of the moratorium on thermal generation; a renewed intent to promote exploration and development of New Zealand’s energy resources, including petroleum; a major review of electricity market performance, design and governance; and an emissions trading scheme (to be phased in over the period from 1 July 2010 to 31 December 2012, with full obligations for electricity producers from 1 July 2010). On the basis of these strategies, it is expected that there will be upward pressure on retail prices for electricity. In addition, as over 50% of natural gas production is consumed by electricity generation, there will be implications for the demand for gas. Operations Powerco is New Zealand’s second largest gas and electricity distribution business, providing connections for approximately 100,000 gas customers (representing 46% of the market) and 315,000 electricity customers (representing 16% of the market) through gas and electricity distribution networks across the upper-central, central and lower areas of New Zealand’s North Island (20). Powerco has approximately 27,000 kilometres of overhead and underground electricity lines and 5,400 kilometres of gas distribution networks. Gas is drawn from the transmission system owned and operated by the Natural Gas Corporation. Electricity networks connect to 25 grid exit points or sub-stations on Transpower’s transmission network. Powerco also injects electricity back into the national grid from generation plants operated by large industries and from renewable generators (e.g. wind farms). Powerco’s gas and electricity customers are generally large gas and electricity retailers (as well as a small number of large commercial customers) and are diversified by region and retailer. 20 Powerco’s gas networks are in the Taranaki, Manawatu, Hutt Valley, Porirua, Wellington City, Horowhenua and Hawke’s Bay regions in North Island and its electricity networks are in the Taranaki, Wanganui, Rangitikei, Manawatu and Wairarapa regions, including the urban centres of New Plymouth, Wanganui, Palmerston North and Masterton as well as Tauranga and surrounding rural areas and the eastern and southern Waikato, Thames and Coromandel regions. 23

SCHEME BOOKLET 203 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Powerco’s end customers (who are generally contracted via retail energy companies) are largely residential and a significant proportion are in regional (rather than urban) areas. Powerco has established two transmission businesses that invest in assets upstream of Powerco’s traditional connection point (as a competitive alternative to Transpower). Powerco Transmission Services (“PTS”) connects renewable generators to the national grid and Independent Transmission Services (“ITS”) transports electricity from new or existing points of connection to the national grid to major users or to Powerco’s distribution networks. PTS and ITS are not regulated assets and are seen as potential growth opportunities for Powerco. Powerco generated revenue of NZ$362.6 million (a 1.5% increase on the prior year) and EBITDA of NZ$215.7 million (a 2.7% decline on the prior year) in the year ended 30 June 2010. The decline in EBITDA reflects the impact of the recession in New Zealand on growth in electricity and gas volumes and the first full year impact of the 11.1% reduction in gas prices effective from 1 January 2009. The relatively modest increase in revenue also reflects these factors but this is more than offset by a 10% increase in transmission costs (which are pass through costs and have no impact on EBITDA). Investment Structure Powerco is 100% owned by Powerco New Zealand Holdings Limited (“Powerco NZ Holdings”). In February 2009, following a competitive sales process, Prime completed the sale of a 58% interest in Powerco NZ Holdings to funds managed by QIC Limited (“QIC”) for NZ$423 million. Prime’s remaining 42% interest in Powerco NZ Holdings is governed by a shareholders’ agreement with QIC under which Prime and QIC each initially had the right to appoint three directors (although one appointment by each of Prime and QIC must be independent and the Prime nominee must be approved by an ordinary resolution of shareholders). The shareholders’ agreement was amended in November 2009 to in effect give QIC a veto on the appointment and removal of the Prime independent director (essentially making this director truly independent and reducing the number of Prime nominated directors to two). Under the shareholders’ agreement, voting rights are such that special resolutions (but not ordinary resolutions) require the support of Prime nominated directors and there are pre-emptive rights. The shareholders’ agreement also contains: change of control provisions under which QIC would have an option to acquire Prime’s 42% interest, in the absence of agreement, at fair market value to be determined by an independent expert (where fair market value is to be calculated on the basis, inter alia, that the shares being sold are capable of being transferred without restriction and without taking into account the terms of the shareholders’ agreement); and shareholder deadlock provisions under which, if the deadlock cannot be resolved, could result in the sale of 100% of Powerco. QIC has issued a notice to Prime informing it that it does not consider the Brookfield meets the criteria set out in the shareholders’ agreement and that the change of control was not approved. Prime has reserved its rights to dispute the validity of this notice. In addition, Prime issued a formal deadlock notice to QIC. However, Prime and QIC are in discussions regarding an agreed sale (of Prime’s 42% interest to QIC) or purchase (of an additional 8% interest in Powerco by Prime from QIC) and have agreed to a suspension of the change of control procedures and the deadlock process to allow these discussions to continue. There is external debt the Powerco level (NZ$1,102.8 million at 31 July 2010). In addition, Powerco NZ Holdings has issued loan notes (of NZ$510.6 million at 30 June 2010 including accrued interest) and subordinated loans (of NZ$79.7 million at 30 June 2010) to its shareholders. Therefore, Prime’s interest in Powerco comprises both equity and loans. 24

204 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL 4.1.3 International Energy Group Industry Overview Electricity Sector Electricity is transmitted throughout the United Kingdom by two high-voltage electricity transmission networks. England and Wales are serviced by a network owned and operated by National Grid plc (“National Grid”) with Scotland’s network owned by Scottish Power Ltd and Scottish & Southern Energy plc, but operated by National Grid. Three high-voltage undersea connections run from these networks to France, the Isle of Man and Northern Ireland. In the United Kingdom fourteen distribution network operators (“DNOs”) are responsible for the distribution of electricity to retail and commercial users in regions known as distribution service areas. Independent connection providers compete with the incumbent DNO when new connections need to be installed. However, the operation of any new network falls under the jurisdiction of the relevant DNO. Independent DNOs install new infrastructure and then manage the relevant network extension, although this kind of operator is more common in the gas sector than the electricity sector. Gas Sector Wholesale gas is traded like other commodities in the United Kingdom. Given declining domestic gas supplies and an increased reliance on gas as an energy source, the United Kingdom is becoming increasingly reliant on imported gas which arrives through pipeline links and LNG shipments. Gas is distributed across the United Kingdom through the high pressure National Transmission System (“NTS”) owned and administered by National Grid to users in twelve local distribution zones. Gas is then distributed to retail customers (homes and businesses) via eight lower-pressure gas distribution networks. National Grid originally owned all eight distribution networks but sold four in June 2005. Independent connection providers compete with the gas distribution network operators to install new connections although the operation of any new network then falls under the jurisdiction of the relevant gas distribution network. In addition, several smaller independent gas distribution networks exist (e.g. Inexus Group, The Gas Transportation Company Ltd (“GTC”)). Gas is delivered to the Channel Islands and the Isle of Man by tanker in the form of LPG and then distributed to customers either via an underground mains network, cylinders or in bulk to customer tanks. The Isle of Man also receives natural gas via the Scotland to Ireland sub-sea interconnection pipeline. In January 2010, a £28.5 million scheme to convert communities in the north, west and south of the Isle of Man from town gas (a mixture of LPG and air) to the cheaper natural gas by 2012 was announced. Regulation The United Kingdom’s gas and electricity markets are regulated by the Office of the Gas and Electricity Markets (“Ofgem”). Ofgem regulation includes price restrictions for the regional electricity networks, energy transmission network operators and gas distribution network operators. In addition, Ofgem regulates competition in the gas and electricity markets by prohibiting incumbents from undue discrimination against competitors. In the Channel Islands and the Isle of Man operators are subject to monitoring only. The Office of Fair Trading in the Isle of Man is currently researching an appropriate framework for the economic regulation of the energy market. 25

SCHEME BOOKLET 205 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Operations IEG is 100% owned by Prime. It is a leading natural gas and LPG distribution and supply business in the United Kingdom, the Channel Islands and the Isle of Man. The business has recently been restructured into: IEG Distribution: which provides electricity and gas (natural gas and LPG) distribution services in the United Kingdom, the Channel Islands and the Isle of Man. It also includes LPG and natural gas retailing in the Channel Islands and the Isle of Man. IEG Distribution also includes an electricity contracting business in the United Kingdom. The business operates under the names PowerOn (in the United Kingdom), Guernsey Gas, Jersey Gas and Manx Gas; and IEG Connections: an independent gas and electricity connections business in the United Kingdom operating under the name GTC. IEG is the second largest provider of “last mile” gas and electricity services (operating over 500,000 gas and electricity connections) and one of the largest independent operators of utility connections in the United Kingdom. It is the sole distributor of gas and LPG in the Channel Islands and the Isle of Man. GTC operates both gas and electricity assets under regulated regimes while the businesses in the Channel Islands and the Isle of Man are monitored. There have been recent discussions in the Isle of Man to bring Manx Gas under regulation given its monopoly position. In the year ended 30 June 2010, IEG’s EBITDA increased 5.7% to £35.8 million primarily as a result of increased developer contributions (payments made to IEG as a contribution towards constructions costs for new connections). Despite the positive earnings growth, IEG continues to be impacted by the softness in the United Kingdom construction market as a result of the global economic downturn. 4.2 Fee for Service Operations 4.2.1 Natural Gas Pipeline Company of America Industry Overview The natural gas transmission network in the United States comprises around 350,000 kilometres of interstate pipelines and 143,000 kilometres of intrastate pipelines. In 2008, the 30 largest pipeline systems accounted for 77% of interstate pipeline length or 72% percent of system capacity (193 petajoules (“PJ”)). The gas network is generally divided into six regions all of which have distinct supply and demand characteristics. Over the last decade the network has expanded significantly primarily due to increases in regional capacity although more recently interregional capacity is increasing (e.g. the 2,700 kilometre Rockies Express Pipeline between Colorado and Ohio which was completed in November 2009). The recent level of pipeline construction activity reflects the increased demand for and production of natural gas in the United States. In the United States gas storage facilities (including depleted natural gas or oil fields, aquifers, salt caverns and pipeline packing) are important in managing seasonal gas load variations. They provide pipeline operators, local distribution companies, producers and pipeline shippers with an inventory management or load balancing tool, backup supply and access to gas to avoid market imbalances. Storage facilities generally reach close to full capacity in summer, when demand is weak, to meet higher consumption during winter months. There are a large number of parties involved in gas transmission and storage in the United States. Pipeline companies often operate as individual entities, however, there are a number of large corporations which own or operate “families” of pipelines (e.g. El Paso Corporation, Kinder Morgan Inc, Williams Companies). These large companies often own and operate a range of interstate pipelines, gas storage systems, other pipelines, storage facilities and local distribution 26

206 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL networks. Intrastate pipeline operators often own gas supplies transported on their systems, act as natural gas merchants and provide storage facilities. Interstate transmission of natural gas in the United States is regulated by the FERC while intrastate pipelines are regulated by state authorities. The FERC monitors and regulates rates, terms and conditions of service and construction and abandonment of facilities on the interstate pipeline network. The network operates on an open access basis with posted minimum and maximum tariffs setting the general range of rates that can be charged to shippers on a pipeline. Within this framework commercial agreements are reached between pipeline owners and shippers. There are no periodic rate cases with pipeline operators, pipeline customers or the FERC able to instigate rate cases. The FERC also regulates gas storage services on an open access basis and in recent years has made announcements targeted at increasing gas storage capacity resulting in increased opportunities for pipeline operators and independent storage operators. Operations NGPL is one of the largest natural gas transmission pipeline and storage systems in the United States. It operates over 15,600 kilometres of pipeline across ten states delivering 2,244PJ of gas per annum. It also owns and operates eight major storage facilities with a combined working gas capacity of 290PJ, making it one of the largest storage providers in the United States. The NGPL system consists primarily of two major interconnected pipelines which terminate in the Chicago metropolitan area where it delivers gas to a large part of the residential, commercial and industrial natural gas customer base. The Amarillo Line originates in the West Texas and New Mexico producing areas and the Gulf Coast Line originates in the Gulf Coast areas of Texas and Louisiana. The Louisiana Line provides access to the western Louisiana market and the Henry Hub. The two main pipelines are connected at points in Texas and Oklahoma by the A/G Crosshaul Line as illustrated below: NGPL Gas System Storage Pipeline Amarillo Line UNITED STATES Chicago Gulf Coast Line Houston A/G Line Louisiana Line Source: Prime NGPL’s system has over 800 points of interconnections with gas producers in a number of production basins (including Rockies, Permian, Midcontinent and Gulf Coast), other major interstate and intrastate pipelines (including Trailblazer, Colorado Interstate Gas, Cheyenne Plans), various local distribution companies and a range of end users including power stations. This interconnectivity provides significant flexibility in the receipt and delivery of gas. Its storage 27

SCHEME BOOKLET 207 ANNEXURE A Independent Expert’s Report GRANT SAMUEL assets complement its pipeline operations allowing it to optimise pipeline deliveries and meet peak requirements in its markets and enables gas producers and customers (including local distribution companies, power stations) to store gas to meet volatile loads and take advantage of peak pricing periods. NGPL competes with other gas transporters in virtually all of the markets its serves, particularly in the Chicago area. Its top 10 customers represent over 50% of the transmission and storage revenue. Average contract terms are approximately 3.3 years for transport customers and 4.1 years for storage customers. Average contract lengths have decreased in recent years reflecting changes in gas market dynamics and the impact of large customer contracts running down. NGPL has a history of renewing its capacity contracts. NGPL is managed by Kinder Morgan, Inc. (“KMI”)(21) under an operations and reimbursement agreement (“operating agreement”) which has a 15 year term from 15 February 2008 plus five automatic renewals of five years each unless terminated by either party upon written notice of less than 12 months prior to any term end. NGPL derives revenue from transporting and storing gas for third parties. Firm transportation customers pay reservation charges plus a commodity charge based on volumes transported including a fuel charge collected in kind (“system gas”) while interruptible transportation customers pay a commodity charge based on actual volumes transported. Both charges are based upon geographical location and time of year. The proportion of NGPL’s revenue exposed to fluctuations in gas prices increased over time as system gas sales volumes increased. In the year ended 30 June 2010 (on an AIFRS basis) NGPL earned EBITDA of US$637.7 million (after adding back a negative mark to market adjustment for gas inventory) from US$824.1 million in revenue. This represents a 6.2% decline over 2009 reflecting lower gas throughput, lower revenue from line pack services and gas sales as well as the deferral of physical gas sales. On 19 November 2009, the FERC initiated a review of rates charged by NGPL on the basis that it may be over recovering its cost of service and over collecting system gas. On 30 July 2010 it was announced that FERC had approved a settlement of this matter. The settlement involves a staged implementation of reductions in NGPL’s service charges (specifically maximum transportation rates, maximum storage rates and fuel retention rates) from 1 July 2010 with the first full year impact in the 2012 calendar year. The settlement also provides for rate and tariff moratoriums during the period to 1 April 2016 between NGPL and its customers (although FERC is not bound by the moratoriums). The operational implications of the settlement for NGPL include a substantial decrease in revenue and earnings over the next two years from 2010 levels as well as a decrease in the proportion of NGPL’s revenue exposed to changes in gas prices. In addition, ratings agencies have reviewed NGPL’s external debt with the result that Moody’s Investor Service has downgraded its rating to Ba1 (Stable) from Baa3 and Fitch Ratings has downgraded its rating to BB+ (Stable) from BBB- while Standard & Poor’s reaffirmed its BBB- (Stable) rating. Consequently, the historical operating performance of NGPL is not considered indicative of its future earnings profile. Investment Structure Prime holds an effective 26.4% interest in NGPL. It holds a 33% interest in Myria Holdings Inc (“Myria”) which owns 100% of Myria Acquisition Inc (“Myria Acquisition”) which in turn owns 80% of NGPL PipeCo LLC (“NGPL PipeCo”) which owns 100% of NGPL: 21 KMI (formerly Knight Inc.) is a private energy transportation and storage company which operates or owns an interest in around 60,000 kilometres of pipelines and 180 terminals. It owns 20% of NGPL and is the general partner of Kinder Morgan Energy Partners L.P., which is the largest publicly listed pipeline master limited partnership in the United States. 28

208 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL NGPL – Investment Structure Prime Consortium Partners 33% 67% Myria 100% Myria Acquisition 80% KMI 20% NGPL Pipeco 100% operating agreement NGPL Source: Prime There is external debt at both the NGPL PipeCo and Myria Acquisition levels of the investment structure. In addition, Myria has issued US$1.3 billion of Senior Notes to its shareholders. Consequently, Prime’s interest in NGPL comprises US$440 million of Senior Notes and 3,300 common shares. The implications of the FERC settlement for Myria include impairment of the value for NGPL as at 30 June 2010 and a possible refinancing. Distributions may not be paid by Myria until a refinancing strategy has been developed and agreed by the Myria shareholders. The legal agreements governing the operations of NGPL PipeCo and Myria and the arrangements between their respective members are complex. The major features of these arrangements include: • although Myria is entitled to appoint six directors and KMI one director to NGPL PipeCo, the approval of both parties is required for the admission of a new member, for any merger or amalgamation of NGPL PipeCo, the sale of all or substantially all of the assets of NGPL PipeCo, any amendment to the governing agreement or organisational documents for NGPL PipeCo or the dissolution or liquidation of NGPL PipeCo; pre-emptive rights exist in respect of the sale of shares in NGPL PipeCo both generally and on termination of the operating agreement with KMI; Prime is entitled to appoint three of the nine directors of Myria; certain matters (including amendments to or termination of the NGPL operating agreement, appointment of a new operator, changes in dividend policy, capital expenditure, certain asset sales, settlement of major litigation matters and appointment of NGPL PipeCo officers) require the approval of shareholders holding at least 75% of Myria; certain matters (including amendments to governance documents and bankruptcy filings) require the approval of shareholders holding at least 95% of Myria; and the sale of equity or debt securities in Myria (other than permitted transfers) are subject to a standstill period until 15 February 2012 and subsequently require the consent of NGPL PipeCo and KMI for periods of one and three years respectively. 29

SCHEME BOOKLET 209 ANNEXURE A Independent Expert’s Report GRANT SAMUEL 4.2.2 WestNet Rail Industry Overview Rail in Australia transports both people and freight, with freight being split into three main categories; bulk, unitised and general cargo. Bulk freight involves the transport of dry bulk commodities such as coal and iron ore, as well as grain, liquids and LPG. Unitised freight includes any good which must be packaged onto pallets or in containers in order to be transported. Other items which may be heavy or large and unsuitable for standard shipping containers are considered general cargo freight (e.g. logs, cars and steel beams). There are two main rail corridors in Australia, the East-West Corridor (Perth to Melbourne) and the North-South Corridor (Melbourne to Brisbane). There are also a number of networks servicing intrastate markets (e.g. WestNet Rail in Western Australia, V/Line in Victoria and QR National in Queensland). Track is controlled by various parties, including the Australian Rail Track Corporation (Commonwealth owned), State Governments and private owners such as WestNet Rail. It is controlled under lease agreement with varying terms (e.g. 60 years for the Australian Rail Tack Corporation, 45 years for V/Line and 49 years for WestNet Rail). State and Commonwealth legislation sets the general conditions for track access and the underlying pricing methodologies to secure the rights of access seekers and is monitored by various state and Commonwealth economic regulators. Rail freight operators which pay fees to access the rail networks include Pacific National Pty Ltd (a subsidiary of Asciano Group), QR National (Queensland Government owned), SCT Logistics Pty Ltd (a private company) and Genesee & Wyoming Australia Pty Ltd (a subsidiary of United States listed Genesee & Wyoming Inc). Operations WestNet Rail is 100% owned by Prime. It is a rail infrastructure owner and rail access provider operating in Western Australia with a 49 year arrangement (39 years remaining) to lease track from the Western Australian Government. WestNet Rail operates approximately 5,100 kilometres of standard, narrow and dual gauge network in the south-west of Western Australia, of which 2,300 kilometres are dedicated to the transport of grain. The business is responsible for access management, signalling, communications and controls, network safety and rail construction and maintenance of the network under the terms of the lease. WestNet Rail is regulated by the Western Australian Economic Regulation Authority. Regulation is based on revenue floors and ceilings for line segments. The next floor and ceiling review is due in June 2012. To date the regulation has had little direct impact as all customers have negotiated contracts outside the regime and gross revenues by line have been generally below regulated revenue ceilings. Since 1999 freight volumes hauled have increased from 29 million tonnes to 50 million tonnes as a result of resource development in Western Australia and growth of interstate freight traffic. Today, iron ore, bauxite and alumina make up 60% of materials travelling on WestNet Rail while the annual grain load is relatively small, averaging less than 7 Mtpa. Approximately half of the products transported (by value) are exported through Western Australian ports. Revenue is generated from access charges paid by above-rail operators or directly by underlying customers. It is largely stable, underpinned by long term access agreements with its customer base. WestNet Rail has access agreements with major corporate customers (including a long term access agreement with QR National). The key users of the WestNet Rail network for mineral transportation include Cliffs Natural Resources, Alcoa, Worsley Alumina, Minara Resources and Mt Gibson Iron. 30

210 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL WestNet Rail’s volumes are highly leveraged to Asian demand for commodities and grain production. In the year ended 30 June 2010 EBITDA improved 6% to $109.8 million as a result of stronger iron ore demand from Asia, continuation of intermodal volumes as the Western Australian economy has improved and a strong grain harvest. Freight volumes are expected to double in the next five years as a result of continued growth in West Australian resources output, in particular iron ore projects in the mid west, the development of port and other transport infrastructure and continuing growth in interstate freight. WestNet Rail is investigating the opportunity to invest up to $500 million in the upgrade of existing rail lines connecting to the Port of Geraldton. Ultimately, the new WestNet Rail lines are planned to connect mines to Oakajee Port (which is being planned to the north of Geraldton but has no firm timeline to completion) and if developed would alleviate congestion at the Port of Geraldton, allowing additional traffic onto the WestNet Rail lines. This expenditure is supported by new major iron ore projects in the region including Mt Gibson Iron’s Extension Hill project which is expected to commence in the first quarter of fiscal 2012. WestNet Rail has entered into a 61/2 year contract in respect of the Extension Hill project but no agreement has yet been reached with any of the other proposed projects. WestNet Rail operates the Eastern Goldfields Railway portion of the East-West Corridor which transports approximately 80% of all general freight from the east coast of Australia. WestNet Rail has commenced an upgrade of this line and is seeking Commonwealth funding for the project. It is estimated that around $165 million is required to re-sleeper a substantial portion of the grain lines over the next five years. The Western Australian Government has confirmed that WestNet Rail is not liable for the entire cost of this project and has announced that it will fund 50% of the first tranche of funding ($43.5 million) and is seeking Commonwealth funding for the balance. WestNet Rail has committed to contribute $16 million to this project over a four year period. In January 2010, WestNet Rail received an assessment notice from the Western Australian Office of State Revenue in the amount of $71.3 million, being stamp duty assessed in respect of the 2006 acquisition. Prime considers the assessment to be incorrect at law and intends to vigorously defend the claim. Notwithstanding Prime’s intention to object to the assessment, a payment of $46.4 million (being Prime’s share of the assessment) was made on 5 February 2010. 4.2.3 Euroports Industry Overview The European port sector is dominated by ports which have been in their current locations for hundreds of years and define the countries and communities in which they operate. The sector is highly fragmented other than container terminals where large global players hold significant market share. Almost four billion tonnes of maritime cargo is handled in Europe annually and nearly two thirds of this is the unloading of goods for European markets. Cargo is destined for either deep sea shipping routes or the short sea shipping routes which account for approximately 40% of all freight moved in Europe. There are four major corridors of European short sea shipping traffic: Motorway of the Baltic Sea, which links Baltic Sea Member States with Central and Western European Member States, and includes the route through the North Sea/Baltic Sea canal; Motorway of the Sea of Western Europe, from Portugal and Spain to the North Sea and the Irish Sea via the Atlantic; Motorway of the Sea of South-East Europe, which links the Adriatic Sea, Ionian Sea and the Eastern Mediterranean (including Cyprus); and 31

SCHEME BOOKLET 211 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Motorway of the Sea of South-West Europe, which includes the western Mediterranean, connecting Spain, France, Italy and Malta, and links with the Motorway of the Sea of South- East Europe and the Black Sea). For deep sea traffic the most important entry point into Europe remains the HARA (Hamburg, Rotterdam, Antwerp, Amsterdam) ports which account for approximately 16% of all maritime traffic in Europe. Countries with the highest share of goods handled are the United Kingdom, the Netherlands, Italy and Spain. Ports operators tend to specialise in terms of the types of cargo that they handle according to historical trends and their proximity to key markets, distribution networks, resources and manufacturing customers. Overall, most cargo handled in European ports is liquid bulk (40%), followed by dry bulk goods (25%) and large containers (17%). Container cargo is strongly linked to consumption and short term contract arrangements with shippers and therefore tends to be more volatile than bulk cargo, although it has higher growth opportunities. General cargo (e. g. steel, wood and paper) is also relatively volatile but is tied to demand for industrial products. Bulk ports in Europe are exposed to the demand for, and supply of, the commodities that they handle (e.g. crude oil is linked to fuel and chemical consumption, while heavy dry bulk is tied to energy and metals trends and specialty dry bulk (e.g. grains, agriproducts, cement) is dependent on growth in industrial production and agriculture). Logistics operations depend on growth in trade volumes in a particular port. The global financial crisis which commenced in 2008 has resulted in lower volumes of products through many ports, particularly in southern Europe. European ports are largely unregulated. Port authorities are government owned (except in the United Kingdom), generally have a freehold ownership over the port and lease port space to terminal operators under long term concessions. Tariffs for stevedoring and storage (the two main revenue drivers for a port operator) are generally not restricted other than by market competition. Operations Euroports is one of the largest port operators in continental Europe, handling 56 million tons per annum of various commodities with a strong focus on bulk cargo (61% of volume) and general cargo (24% of volume). The portfolio of ports owned by Euroports was acquired between 2006 and 2008 pursuant to a strategy to develop a pan-European, multi-product ports business with a diverse base, thereby balancing growth and risk in terms of location, customer exposure and product stream exposure. Today, Euroports has interests in seven port companies which operate 21 terminals in seven European Union countries and across three main freight corridors, operating in an unregulated environment. It also owns one terminal inland from Shanghai in China. Euroports controls approximately 485 hectares of long term port concessions with an average EBITDA weighted length of 34 years (including extensions) and over 31 kilometres of quay length. There are no other port operators in Europe with such a wide span of geographical and multi-cargo operations (over 50 different commodities) as most port operators either provide their services in a single port or within a single cargo sector (e.g. containers, coal, steel, fertilisers, etc). An outline of the various businesses is set out below: 32

212 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Euroports - Operations Operations/Interest Description Finnish Ports (Rauma & Botnia) (100%) Operates the Port of Rauma and Port of Pietersaari on the west coast of Finland Rauma is the largest port in Finland for paper products. It is the forth largest port in Finland and third largest container port in Finland Predominantly handles forest products and paper under a long term service contract. Also handles dry bulks and general cargo for local industry and power stations. Handles approximately 6.5 Mtpa Seehafen Rostock Located in Rostock, the third largest port in Germany Unschlagsgesellschaft (Rostock) (50%) Handles over 95% of all product through the port of Rostock. Principal activities include, oil terminal and tank farm, grain and fertilizer terminals, dry bulks (coal), general cargo and steel, paper terminal, roll on/roll off operations and intermodal terminal. Handles approximately 12 Mtpa Westerlund (100%) Leading forest products terminal in Europe with a specific focus on finished paper Operates three terminals in Antwerp (Belgium) as well as one in Rouen (France) and two in Changsu (China) Principal traffic includes paper in all its forms, forestry products, general cargo (steel pipes, ingots, granite blocs, etc), minor bulks, containers and trailers and roll on/roll off operations. Handles approximately 8 Mtpa. Water Container Transport NV (100%) Second largest barge container terminal in Europe, based terminal in Meerhout (Belgium). The terminal is tri-modal with direct rail and barge connections into Europe. Handles over 250,000 TEU(22) per annum Tarragona Port Services (100%) Located in Tarragona (Spain) Operates the deepest and largest coal terminal in the Mediterranean. Products handled include coal, clinker, animal feed, cereals, steel and minerals. Increasing presence in forest products and general cargo sector. Handles approximately 6.5 Mtpa. Terminal Rinfuse Italia (80%) Operates three terminals located in northern Italy — Genoa, Venice and Savona (Vado) Handles approximately 7.5 Mtpa, principally dry bulks (coal, clinker, grain and animal feed). Also handles a variety of steel and roll on/roll off ferries Euroports also has a growing network of logistics businesses providing port and terminal customers with services such as barging, trucking, warehousing, freight forwarding, customs, chartering of vessels, ships agency, bagging, palletizing, screening and blending. These services assist in tying volumes to the various ports and extend the overall hinterland of each port. Euroports mainly services customers in the immediate hinterland of the ports and has a mixture of long and short term contracts, although the majority of the key customers are long term and have been with the respective port businesses continuously for between 10 and 30 years. Additional revenue security is derived by customers locating infrastructure at or near the port and integrating their supply chain into the port as well as specialist handling requirements and major infrastructure and equipment investment required to develop a port. Revenue is determined by demand for bulk and general commodities in the geographic hinterlands and by both European and global trade. (22) TEU is “twenty-foot equivalent units”, the measure used for capacity in container transportation. 33

SCHEME BOOKLET 213 ANNEXURE A Independent Expert’s Report GRANT SAMUEL In the year ended 30 June 2010 EBITDA increased 9% to €75.8 million(23) as cost savings, higher storage revenues and a product mix trending towards higher value cargoes more than offset the impact of an 8% decline in volumes. Over the last 9 months, Euroports has experienced higher volumes, in particular in higher margin cargo such as sugar and fertiliser. The performance of the southern European ports remains weak. Recovery in Europe is expected to continue to be patchy with monthly performance volatile albeit backed by a slow and steady long-term improvement of volumes back towards pre economic downturn levels. The diversity of Euroports’ portfolio will continue to provide protection against weakness in individual product segments, just as it has done in recent times. Further cost savings are also anticipated in 2011. Investment Structure Euroports is owned by Euroports Holdings S. a. r. l. (“Euroports Holdings”). Prime currently owns 66.11% of Euroports Holdings through a series of 100% owned subsidiaries. The balance of the ordinary equity in Euroports Holdings is owned by two investors Antin Infrastructure Partners (“Antin”) and Arcus European Infrastructure Fund (“Arcus”) which acquired their interests from Prime in July 2009. Antin also holds a convertible bond which would convert to a further 5.97% of the equity of Euroports Holdings, leaving Prime with a 60.14% interest. The parties all hold other equity and debt instruments in Euroports Holdings which are held and transferred in the same proportion as their interests in ordinary equity. The ownership interests in Euroports Holdings are also subject to a share adjustment process to be implemented based on its EBITDA performance through to 2012 and 2013. Depending on Euroports’ performance, the aggregate interest of Prime may be adjusted to between 35% and 66% for no consideration. It is likely that Prime’s eventual interest in Euroports will be at the lower end of this range. Prime has recognised a provisional impairment in its carrying value for Euroports at 30 June 2010 based on an anticipated outcome of the adjustment process. The relationship between the investors in Euroports Holdings is governed by a shareholders’ agreement under which various strategic financial and operating decisions require unanimous consent. Most other decisions require at least 65% approval but no one shareholder with more than a 35% interest can block a decision favoured by the other parties. Consequently, Prime has determined that it does not control Euroports and therefore recognises it as an equity accounted investment. Furthermore, the shareholders’ agreement includes pre-emptive rights. On a proportional basis, the various Euroports businesses had external debt (including finance leases) of €579.6 million at 31 July 2010. Euroports is in advanced discussions with existing lenders in relation to a refinancing of certain elements of this debt. In addition, Euroports has various loans with its owners that are subject to the shareholders arrangements. Consequently, Prime’s interest in Euroports comprises both equity and loans. 4.2.4 Tas Gas Industry Overview Large scale commercial gas usage in Australia commenced in the early 1970s and high pressure pipelines have been developed to bring gas to market. Gas distribution networks connect with the transmission system to distribute gas to residential, commercial and industrial customers. Large industrial users and power generators typically connect directly to the high pressure transmission network. (23) EBITDA for the year ended 30 June 2010 of €75.8 million does not match EBITDA shown in the table on page 13 of this report of €73.8 million as it adds back non recurring expenses of €3.7 million and deducts EBITDA of €1.7 million attributable to the 20% minority interest in Terminal Rinfuse Italia. 34

214 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Initially the major gas markets were supplied from single production basins via sole purpose monopoly pipelines. However, in the last 20 years, expenditure on pipeline infrastructure and the discovery of new gas reserves has seen the development of an integrated natural gas market in eastern and southern Australia, and, since 2002, the extension of gas supply into Tasmania. The regulatory framework for natural gas transmission pipelines and distribution networks in Australia is detailed in the National Gas Law and Rules, which came into effect on 1 July 2008. Gas pipelines and networks can be “covered” or “uncovered” under the National Gas Law and Rules. Owners of covered pipelines must submit access arrangements and periodic revisions to their arrangements for approval by regulators. Uncovered pipelines are free to determine prices and other terms and conditions on a commercial basis (subject to the general anti-competitive provisions of the Trade Practices Act, 1974). The gas distribution network in Tasmania is currently uncovered and therefore the price of gas is not regulated. Gas is not classified as an essential service given the early stage of development of the Tasmanian gas market. Therefore natural gas must be priced competitively with electricity (an established energy alternative) to gain customers. Regulation of the gas supply industry in Tasmania is governed by the Gas Act, 2000 and the Gas Pipelines Act, 2000 and accompanying regulations. These Acts regulate the distribution and retailing of gas in Tasmania and the construction and operation of gas pipeline facilities in Tasmania respectively. Retailers purchase natural gas from suppliers (producers or wholesalers) and on sell it to residential, commercial and industrial customers. The retail price of gas represents the wholesale cost of gas, transmission and distribution tariffs, the retailer’s operating costs and a profit margin. Retail tariffs have historically been subject to a regulated cap reviewed at regular intervals (usually annually). In general, small consumers (residential and small business) are charged the standard tariff (which the retailer may set equal to or lower than the tariff cap), while larger consumers (commercial and industrial) negotiate tariffs with the retailer. Operations Tas Gas (formerly Powerco Tasmania) owns and operates a natural gas distribution network (“Tas Gas Networks”) and gas retailing business (“Tas Gas Retail”) that services Tasmania. Tas Gas Networks is the primary business of Tas Gas. The gas network was commissioned in April 2007 and is the sole gas distributor in Tasmania. At 30 June 2010, it had 8,089 connections (out of a possible 43,000 customers that the network currently passes) delivering a load of approximately 2PJ per annum to customers. The distribution network currently spans 730 kilometres throughout Hobart, Launceston, Longford, Westbury, Bell Bay, Burnie, Wynyard and Devonport. Tas Gas Networks derives its revenue from gas retailers and large industrial customers for the use of its distribution network, and small amounts of revenue from gas fitting services and the sale of gas appliances. End users of gas are predominantly industrial (i.e. more than 5TJ per annum), with residential and commercial end users responsible for the balance of demand. Tas Gas Retail was Tasmania’s first gas retailer and was established to encourage market competition and the uptake of gas as an energy source. Tas Gas Retail is currently one of two natural gas retailers in Tasmania (the other being Aurora Energy Pty Ltd). At 30 June 2010, Tas Gas Retail had signed up 4,073 retail customers (of which 3,401 were consuming) and 542 commercial and industrial customers (of which 420 were consuming). Tas Gas generated revenue of $22.6 million (a 20.9% increase on the prior year) and EBITDA of $6.6 million (a 120% increase on the prior year) in the year ended 30 June 2010. The increase in revenue and EBITDA reflects the start up nature of the business and the impact of new customers and network connection growth. 35

SCHEME BOOKLET 215 ANNEXURE A Independent Expert’s Report GRANT SAMUEL 5 Profile of Brookfield Infrastructure Partners L.P. 5.1 Background Brookfield is a Bermuda based publicly traded limited partnership which owns a 59% interest in Brookfield Infrastructure L.P., another Bermudan limited partnership, which together with its affiliates and related entities (collectively, “Brookfield Infrastructure”) owns and operates a portfolio of assets globally. Brookfield was formed by Brookfield Asset Management on 21 May 2007 as its primary vehicle to own and operate infrastructure assets on a global basis. On 31 January 2008 Brookfield Asset Management completed the spin off a 59% interest in Brookfield to its shareholders and Brookfield commenced trading on the NYSE. Brookfield Infrastructure is focussed on the ownership and operation of high quality, long life assets that generate stable cash flows, require relatively minimal maintenance capital expenditure and, by virtue of barriers to entry or other characteristics, appreciate in value over time. To this end, in November 2009 Brookfield Infrastructure sponsored and participated in the Recapitalisation and currently holds a 39.9% interest in Prime and is a co-investor with Prime in a number of assets. Brookfield’s units were also listed on the TSX on 10 September 2009. Its market capitalisation immediately prior to announcement of the Proposal was approximately US$1.1 billion (US$1.8 billion on a fully diluted basis(24)). 5.2 Operations Brookfield Infrastructure owns and operates a portfolio of utilities, fee for service businesses, timber assets and social infrastructure assets in North and South America, Australasia and Europe: Brookfield Infrastructure – Asset Portfolio at 30 June 2010 Utilities Fee for Service Timber Social Infrastructure Power Via 39.9% of Prime Via 39.9% of Prime Other - DBCT (20%) - WestNet Rail - Long Bay Forensic - Powerco (16.8%) (39.9%) and Prison Hospitals (50%) Other - Royal Melbourne Australasia - DBCT (26%) Showgrounds (50%) Via 39.9% of Prime Via 39.9% of Prime Other - IEG Connections - Euroports (26%) - Peterborough (39.9%) - IEG Distribution Hospital (30%) Europe (39.9%) Other - PD Ports (67%) Other Via 39.9% of Prime Other Other - Ontario - NGPL (10.5%) - Islands Timberlands - Hydro Kennebec Transmission (100%) (38%) (30%) - Transelec (18%) - Longview Timber Americas (30%) Source: Brookfield Note: Brookfield Infrastructure’s interests in PD Ports and DBCT (excluding the interest held via its 39.9% of Prime) are held through an infrastructure fund that has recently completed raising funds. As a consequence, its interests in these assets will decline to 60% and 20% respectively. 24 Assuming all Brookfield Infrastructure units held by Brookfield Asset Management and its affiliates are redeemed and Brookfield exercises its first right of refusal in full (see Section 5.6). 36

216 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Detailed descriptions of the Prime assets in which Brookfield Infrastructure holds interests are set out in Section 4 of this report and Section 4 of the Scheme Booklet. Detailed descriptions of Brookfield Infrastructure’s other assets are set out in Section 5 of the Scheme Booklet. 5.3 Structure and Management Fees Brookfield is a limited partnership and therefore its partners are only liable to the extent of the amount invested. It is not subject to income tax but its income is subject to income tax in the hands of its unitholders. Brookfield’s only material asset is a 59% interest in Brookfield Infrastructure. Brookfield Asset Management and its affiliates hold the remaining 41% of Brookfield Infrastructure. The organisational structure is summarised below: Bookfield – Organisational Structure Public 99.99% Limited Partner General Partner (0.01%) Brookfield Asset Management and affiliates Brookfield 59% Limited Partner Master Services Agreement 1% General Partner 40% Limited Partner Brookfield Infrastructure United States Holding Corporation Canadian Holding Corporation Other Holding Entities Operating Entities Source: Brookfield Affiliates of Brookfield Asset Management serve as general partner of both Brookfield and Brookfield Infrastructure and are the sole authority for the management and control of those partnerships. Limited partnership interests do not entitle holders to participate in most partnership decisions. In addition, an affiliate of Brookfield Asset Management has been engaged as Manager under a Master Services Agreement to provide day-to-day management and administration services to Brookfield and Brookfield Infrastructure. The Master Services Agreement has no fixed term but the general partner may terminate the agreement albeit in limited situations. Under the agreement the Manager is entitled to: a quarterly base management fee equal to 0.3125% (1.25% annually) of the market value of Brookfield; and reimbursement of fees, costs and expenses incurred in the provision of the management and administration services (but not salaries and remuneration of the personnel involved in the provision of services). In addition, Brookfield and Brookfield Infrastructure have entered into a Relationship Agreement with the Manager and Brookfield Asset Management which governs aspects of the ongoing relationship between them. Under these arrangements Brookfield Asset Management and its affiliates may provide services to the operating entities which are outside the scope of the Master Services Agreement for which it receives fees (e. g. financial advisory, operations and management, development, operations management and other services). 37

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Further details on the organisational structure and the management arrangements of Brookfield and Brookfield Infrastructure are set out in Section 5 of the Scheme Booklet.

5.4 Financial Performance

As Brookfield's only material asset is its 59% interest in Brookfield Infrastructure, its general partner considers that Brookfield Infrastructure's financial performance better presents the financial position and results of the underlying operations. Therefore, the consolidated historical financial performance of Brookfield Infrastructure for the three years ended 31 December 2009 and the six months ended 30 June 2010 is summarised below:

Brookfield Infrastructure - Financial Performance[25] (US$ millions)

	27 November to 31 December 2007[26] actual USGAAP	Year ended 31 December		Six months ended 30 June 2010 IFRS
		2008 actual USGAAP	2009 actual USGAAP	
Revenue	**33.1**	**32.9**	**29.8**	**18.0**
Gross margin	**20.4**	**3.9**	**(1.8)**	**(24.0)**
Interest expense	(6.9)	(12.9)	(14.5)	(15.0)
Dividend income	0.5	14.3	3.5	-
Other income (expense)	(0.4)	0.9	(0.5)	-
(Losses) earnings of equity accounted investments	(7.8)	25.2	(10.0)	35.0
Mark to market gain (loss) on redeemable partnership interest	-	-	-	33.0
Gain on sale of investment	-	-	86.8	-
Income tax expense[27]	(4.4)	(1.5)	(19.9)	(2.0)
Deferred tax recovery (expense)[27]	10.6	(1.9)	4.2	-
Net income	**12.0**	**28.0**	**47.8**	**27.0**
Add (deduct):				
Depreciation, depletion and amortisation	9.8	54.3	54.1	62.0
Unrealised losses on derivative instruments	-	2.9	21.2	-
Unrealised loss on investment	-	-	11.9	-
Mark to market on redeemable partnership units	-	-	-	(33.0)
Interest expense on redeemable partnership units	-	-	-	24.0
Deferred taxes and other items	(8.5)	(25.5)	(17.6)	15.0
FFO[28]	**13.3**	**59.7**	**117.4**	**95.0**
Maintenance capital expenditure	-	(12.7)	(18.0)	(16.0)
AFFO[29]	**13.3**	**47.0**	**99.4**	**79.0**
Statistics				
Net income per unit	*US$0.31*	*US$0.72*	*US$1.00*	*US$0.25*
FFO per unit	*US$0.34*	*US$1.54*	*US$2.46*	*US$0.89*
AFFO yield[30]	*na*	*na*	*na*	*9%*
Payout ratio[31]	-	*67%*	*119%[32]*	*62%*

Source: Brookfield and Grant Samuel analysis

25 Financial statements prior to 31 December 2009 were prepared in accordance with generally accepted accounting principles in the United States ("USGAAP"). International financial reporting standards ("IFRS") have been adopted from 1 January 2010.

26 Brookfield Infrastructure was formed on 27 November 2007.

27 Income tax expense relates to Brookfield Infrastructure's 100% interest in Ontario Transmission not its own net income.

28 FFO is funds from operations defined as net income excluding the impact of depreciation, depletion and amortisation, deferred taxes and other items.

29 AFFO is adjusted FFO defined as FFO less maintenance capital expenditure.

30 AFFO yield is AFFO divided by average partnership capital, expressed on an annualised basis.

31 Payout ratio is distributions per unit divided by FFO per unit.

32 Calculated after excluding the gain on sale of investment. The ratio is high reflecting the weak results from the timber assets in 2009.

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The financial performance reflects 100% of Brookfield Infrastructure in which Brookfield holds a 59% interest. All of Brookfield Infrastructure's underlying operations are equity accounted other than its 100% interest in Ontario Transmission.

To review performance Brookfield Infrastructure focuses on net income, FFO and AFFO. It considers that FFO provides a more complete understanding of factors and trends underlying operations as it allows evaluation of the businesses on the basis of cash return on net capital deployed by removing non-cash and other items. It uses AFFO as a measure of long term sustaining cash flow.

In November 2009 there was a step change in the size and scope of Brookfield Infrastructure's activities when it participated in the Recapitalisation. Consequently, its financial performance prior to the current financial year is not meaningful in assessing future performance.

Brookfield Infrastructure's objective is to earn a total return of 12-15% per annum on its infrastructure assets over the long term. Its current distribution policy is to payout 60-70% of FFO per annum and it manages its operations to increase FFO per unit over time and therefore increase distributions. Based on its current outlook for FFO per unit growth, Brookfield Infrastructure is targeting growth in distributions of 3-7% per annum.

Brookfield's net income represents its 59% interest in the net income of Brookfield Infrastructure and its cash inflows represent the distributions it receives from Brookfield Infrastructure in the financial period as summarised below:

Brookfield – Summarised Financial Information (US$ millions)

	21 May 2007 to 31 December 2007[30] actual USGAAP	Year ended 31 December 2008 actual USGAAP	Year ended 31 December 2009 actual USGAAP	Six months ended 30 June 2010 IFRS
Net income	**0.7**	**16.8**	**28.2**	**10.0**
Cash flow				
Distributions from Brookfield Infrastructure	-	22.3	42.4	34.0
Distributions paid to unitholders	-	(20.3)	(34.8)	(34.0)
Repurchase of units during period	-	(2.0)	(7.6)	-
Net cash flow	-	-	-	-
Distribution per unit	-	*US$0.88*	*US$1.06*	*US$0.55*

Source: Brookfield

Brookfield has not publicly released earnings forecasts for the year ending 31 December 2010 or beyond. However, it has stated that it is targeting growth in distributions of 3-7% per annum in prior to taking into account the impact of the Proposal.

Brookfield pays distributions on a quarterly basis in relation to the preceding quarter at the end of March, June, September and December. Its current quarterly distribution is US$0.275 per unit (US$1.10 per annum).

30 Brookfield was formed on 21 May 2007.

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5.5 Financial Position

The financial position of Brookfield Infrastructure as at 31 December 2009 and 30 June 2010 is summarised below:

Brookfield Infrastructure - Financial Position (US$ millions)		
	As at	
	31 December 2009 USGAAP	30 June 2010 IFRS
Assets		
Cash and cash equivalents	58.3	10.0
Accounts receivable and other	18.2	29.0
Equity accounted investments	1,664.9	1,668.0
Property, plant and equipment (net)	204.7	201.0
Other assets	3.8	-
Deferred taxes	13.0	13.0
Total assets	**1,962.9**	**1,921.0**
Liabilities		
Accounts payables and other liabilities	(21.9)	(11.0)
Deferred tax liabilities	(7.5)	(6.0)
Preferred shares	(20.0)	(20.0)
Non-recourse borrowings	(114.0)	(110.0)
Total liabilities	**(163.4)**	**(147.0)**
Net assets[34]	**1,799.5**	**1,774.0**

Source: Brookfield and Grant Samuel analysis

The above financial position reflects 100% of Brookfield Infrastructure in which Brookfield holds a 59% interest. All of Brookfield Infrastructure's underlying operations are equity accounted other than its 100% interest in Ontario Transmission.

The financial position of Brookfield at the same dates is summarised as follows:

Brookfield - Financial Position (US$ millions)		
	As at	
	31 December 2009 USGAAP	30 June 2010 IFRS
Assets		
Equity accounted investments	1,074.1	1,060.0
Total assets	**1,074.1**	**1,060.0**
Total liabilities	**-**	**-**
Net assets	**1,074.1**	**1,060.0**
Statistics		
Units on issue at period end (millions)	*63.2*	*63.2*
Net assets per unit	*US$17.01*	*US$16.78*

Source: Brookfield and Grant Samuel analysis

5.6 Capital Structure and Ownership

Brookfield has 63,155,630 limited partnership units on issue. At 30 June 2010 there were 5,323 registered unitholders with the top twenty accounting for approximately 47% of units on issue. The top twenty registered unitholders are principally institutional investors. 99.4% of the register is North American based unitholders and there are no holders with greater than 5% of the limited partnership units. A considerable proportion of the register is considered to be long term

[34] Net assets calculated on basis that redeemable partnership units are included in partnership capital (see Section 6.6).

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unitholders seeking stable and growing cash distributions. Brookfield implemented a distribution reinvestment plan in June 2010.

Brookfield Asset Management and its affiliates hold 1,066,928 general partnership units and 42,470,220 redeemable partnership units in Brookfield Infrastructure. These units, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units for cash equating to the market price of Brookfield limited partnership units. However, Brookfield holds a right of first refusal which entitles it to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one Brookfield limited partnership unit. Therefore, on a fully diluted basis (i.e. the redemption right and the right of first refusal are both fully exercised), Brookfield Asset Management and its affiliates have a 41% limited partnership interest in Brookfield.

5.7 Unit Price Performance

The following graph illustrates the movement in the Brookfield limited partnership unit price and trading volumes on the NYSE since listing in January 2008:


Brookfield - Unit Price and Trading Volume
(January 2008 - September 2010)
Unit Price (US$)
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Daily Volume (000's)
2,500
2,000
1,500
1,000
500
0
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Volume
Brookfield
Net Assets per Unit

Source: Bloomberg and Grant Samuel analysis

Brookfield commenced trading in January 2008 at around US$20.00 per unit and in the following three months the unit price declined on relatively high volumes probably as the register settled post the spin off transaction and due to a lack of operating results until late April 2008. As the global financial crisis emerged in the second half of 2008 Brookfield's unit price declined in line with the market. During the period through to August 2009 Brookfield's unit price was relatively volatile, trading in a range of US$10.00-15.00 per unit.

Brookfield units commenced trading on the TSX on 10 September 2009 giving it access to a wider range of investors in the Canadian market[10]. On 8 October 2009 Brookfield announced its lead role in the Recapitalisation and, consequently, on 22 October 2009 announced a US$575 million

[10] Since then units on the TSX and NYSE have generally traded in line with each other with the exception of minor differences resulting from movements in the US$/C$ exchange rate.

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221 SCHEME BOOKLET ANNEXURE A Independent Expert’s Report GRANT SAMUEL public capital offering in Canada(36). The offering was priced at a discount of around 12% to the closing Canadian dollar price on 29 October 2009 and closed during November 2009. Since the Recapitalisation completed on 20 November 2009 until 20 August 2010 (the last day of trading prior to announcement of the Proposal) Brookfield units have traded in the range of US$14.95-18.66 (at a VWAP of US$16.62). The prices at the low end of this range occurred during late May 2010 following KMI’s announcement of a material impairment of its 20% investment in NGPL as a consequence of the confidential in principle settlement with FERC. Brookfield units closed at US$17.15 on 20 August 2010. Since the Proposal was announced, Brookfield units have traded in the range of US$16.96-19.19, at a VWAP of US$17.57. From listing until completion of the Canadian capital offering, Brookfield units traded at a significant discount to net asset backing per unit. With the capital offering undertaken at a discount to the unit price net asset backing has declined and subsequently Brookfield has traded around net asset backing. During the same period Brookfield units have traded at distribution yields in the range of 6.3-6.9%. Brookfield has not been a highly liquid stock reflecting the longer term nature of a considerable portion of its register. Average weekly volume over the period since the Recapitalisation to 20 August 2010 (the last day prior to announcement of the Proposal) represented approximately 1.5% of units on issue or annualised turnover of 77% of units on issued. There has been an increase in liquidity since announcement of the Proposal.(36) A US$375 million placement of redeemable partnership units in Brookfield Infrastructure to Brookfield Asset Management and its affiliates was also announced to ensure that their 41% interest in Brookfield on a fully diluted basis was maintained. 42

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■ ■ ■

6 Valuation of Prime Infrastructure

6.1 Summary

Prime has been valued in the range $1,535-1,923 million which corresponds to a value of $4.36-5.47 per share. The valuation represents the full underlying value of Prime assuming that 100% of the entity was available to be acquired and includes a premium for control. The estimated underlying value is in excess of the price at which, based on current market conditions, Grant Samuel would expect Prime stapled securities to trade on the ASX in the absence of the Proposal:

Prime - Valuation Summary ($ millions)			
	Section Reference	Value Range	
		Low	High
Utilities operations	6.3	599.5	731.0
Fee for service operations	6.4	944.2	1,153.3
Value of interests in assets		**1,543.7**	**1,884.3**
Capitalised value of corporate costs	6.6	(120.0)	(100.0)
Corporate net cash/(borrowings) at 31 July 2010	6.7	130.3	130.3
Other net assets/(liabilities)	6.8	(19.4)	8.7
Value of equity		**1,534.6**	**1,923.3**
Number of issued stapled securities		351.8	351.8
Value per stapled security ($)		**4.36**	**5.47**

Grant Samuel has valued Prime by estimating the value of its interest in each of its assets, adjusting for the capitalised value of corporate costs, adding net cash and adding/subtracting other net non-operating assets/liabilities at the corporate level. Where appropriate, the values attributed to Prime's interest in individual assets take into account net borrowings and non operating assets and liabilities (including hedge instruments) at the asset level.

The valuation of the utilities operations assets and the fee for service operations is considered in more detail in Section 6.3 (utilities operations) and Section 6.4 (fee for service operations) of this report.

The values attributed to individual assets represent overall judgements having regard to a number of valuation methodologies and parameters, including:

- multiples of earnings (EBITDA), including, where available, recent transactions or the results of various asset sales processes conducted by Prime (then known as BBI) over the last 12-18 months; and
- discounted cash flow ("DCF") analysis.

Where relevant, multiples of regulated asset base ("RAB") have also been considered.

The DCF analyses were based on long term financial models developed by Grant Samuel on the basis of the asset models provided by Prime. The models use as their starting point the balance sheet of each of the assets as at 31 July 2010 (except for NGPL which starts at 30 June 2010). Separate models were developed for each of Prime's assets.

Prime has not released specific forecasts of overall or asset EBITDA for the year ending 30 June 2011 or beyond. Accordingly, the implied prospective multiples shown in this report are based on EBITDA from the financial models. These projections are sufficiently close to EBITDA set out in the asset budgets for the year ending 30 June 2011 to be useful for analytical purposes.

The value ranges selected are judgements derived through an iterative process. The objective is to determine values that are consistent both with recent transactions and the market evidence as to

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ANNEXURE A Independent Expert’s Report SCHEME BOOKLET 223 GRANT SAMUEL multiples and with the output of the discounted cash flow analysis, having regard to a range of valuation scenarios and the risks associated with their achievement. A significant proportion of Prime’s value is contributed by assets held outside Australia. Grant Samuel has valued these assets on a local currency basis and translated the estimated values into A$ equivalents using spot exchange rates as at 17 September 2010. Movements in exchange rates could have a significant impact on the estimated underlying value of Prime. The valuation range of $4.36-5.47 per stapled security is below Prime’s reported net tangible assets per stapled security of $5.88 as at 30 June 2010. This primarily relates to the difference resulting from the application of accounting standards in comparison to Grant Samuel’s judgement as to the price that an acquirer may be willing to pay for Prime. A significant portion of the difference relates to the equity accounted value for NGPL of $742 million in comparison to Grant Samuel’s valuation of $326.1-390.8 million (see Section 6.4.2) and that Grant Samuel’s valuation includes a negative value for corporate costs and an assessment of the value of tax losses lower than face value. 6.2 Methodology 6.2.1 Overview Grant Samuel’s valuation of Prime has been estimated by aggregating the estimated market value of its operating business together with the realisable value of non-trading assets and deducting external borrowings and non-trading liabilities as at 31 July 2010. The value of the operating business has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. The valuation of Prime is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Prime could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount of 15-25% to the underlying value of the company as a whole (but this discount does not always apply). The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses: capitalisation of earnings or cash flows; discounting of projected cash flows; industry rules of thumb; and estimation of the aggregate proceeds from an orderly realisation of assets. Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved. Nevertheless, valuations are generally based on either or both discounted cash flow or multiples of earnings and Grant Samuel has had regard to both methodologies in the valuation of Prime. In addition, for Powerco and DBCT some weight has also been given to the implied multiples of RAB, which is the value of the fixed assets set by the regulator as the basis for determining tariffs. 44

ANNEXURE A Independent Expert’s Report 224 PRIME INFRASTRUCTURE GRANT SAMUEL 6.2.2 Discounted Cash Flow Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including resources, and for the valuation of start-up projects where earnings during the first few years can be negative but it is also widely used in the valuation of established industrial businesses. Discounted cash flow valuations involve calculating the net present value of projected cash flows. This methodology is able to explicitly capture depleting resources, development projects and fixed terms contracts (which are typical in the resources sector), the effect of a turnaround in the business, the ramp up to maturity or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management. The discount rate is also not an observable number and must be inferred from other data (usually only historical). None of this data is particularly reliable so estimates of the discount rate necessarily involve a substantial element of judgement. In addition, even where cash flow forecasts are available, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a “de facto” cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. DCF models have been developed by Grant Samuel for each of Prime’s assets based on long term asset models prepared by Prime. These models allowed the key drivers of revenues, costs and capital expenditure to be modelled. Grant Samuel has made adjustments to the asset models to reflect its judgement on certain matters. The models are based on a large number of assumptions and are subject to significant uncertainty and contingencies, many of which are outside the control of Prime. Where relevant, a number of different scenarios have been developed and analysed to reflect the impact on value of various key assumptions relating to pricing, capital expenditure and other factors. The models incorporate assumptions about future events for time periods in the longer term. As with any long term projections, there are inherent uncertainties about future events and outcomes. Small changes in certain assumptions can have disproportionate impacts on the calculated values. Accordingly, Grant Samuel has undertaken an analysis of the sensitivity of calculated net present values to movements in key assumptions. However, it should be noted that the sensitivities examined do not, and do not purport to, represent the range of potential value outcomes for the relevant assets. They are simply theoretical indicators of the sensitivity of the net present values derived from the DCF analysis. The financial models are discussed in more detail in the following sections of this report. Appendix 1 sets out a detailed analysis of the selection of the discount rates assumed in the DCF analysis. The key general and specific operational and asset assumptions underlying the DCF models are set out in Appendix 2. 6.2.3 Capitalisation of Earnings or Cash Flows Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable 45

ANNEXURE A Independent Expert’s Report SCHEME BOOKLET 225 GRANT SAMUEL for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer but are also used extensively in sharemarket analysis. Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point. Application of this valuation methodology involves: estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk. The choice between parameters is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable to EBIT if depreciation or non-cash charges distort earnings or make comparisons between companies difficult. On the other hand, EBIT can better adjust for differences in relative capital expenditure intensity. Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence. The usual approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings. An alternative approach in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies and it is necessary to adjust for this factor. In interpreting and evaluating such data it is necessary to recognise that: multiples based on listed company share prices do not include a premium for control and are therefore often (but not always) less than multiples that would apply to acquisitions of similar companies. However, while the premium paid to obtain control in takeovers is observable (typically in the range 20-35%) it is inappropriate to simply 46

ANNEXURE A Independent Expert’s Report 226 PRIME INFRASTRUCTURE GRANT SAMUEL add a premium to listed multiples. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by sharemarket investors; acquisition multiples from comparable transactions are therefore usually seen as a better guide when valuing 100% of a business but the data tends to be less transparent and information on forecast earnings is often not available; the analysis will give a range of outcomes from which averages or medians can be determined but it is not appropriate to simply apply such measures to the company being valued. The most important part of valuation is to evaluate the attributes of the specific company being valued and to distinguish it from its peers so as to form a judgement as to where on the spectrum it appropriately belongs; acquisition multiples are a product of a unique combination of factors, including: economic factors at the time of the transaction (e.g. economic growth, inflation, interest rates) affecting the markets in which the company operates; strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry; the company’s own performance and growth trajectory; rationalisation or synergy benefits available to the acquirer; the structural and regulatory framework; investment and sharemarket conditions at the time; and the number of competing buyers for a business; acquisitions and listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures (competition etc) and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels; acquisition multiples are based on the target’s earnings but the price paid normally reflects the fact that there were synergies available to the acquirer (at least if the acquirer is a “trade buyer” with existing businesses in the same or a related industry). If the target’s earnings were adjusted for these synergies, the effective multiple paid by the acquirer would be lower than that calculated on the target’s earnings; and while EBITDA multiples are commonly used benchmarks they are an incomplete measure of cash flow. The appropriate multiple is affected by, among other things, the level of capital expenditure (and working capital investment) relative to EBITDA. In this respect: EBIT multiples can in some circumstances be a better guide because (assuming depreciation is a reasonable proxy for capital expenditure) they effectively adjust for relative capital intensity and present a better approximation of free cash flow. However, capital expenditure is lumpy and depreciation expense may not be a reliable guide. In addition, there can be differences between companies in the basis of calculation of depreciation; and businesses that generate higher EBITDA margins than their peer group companies will, all other things being equal, warrant higher EBITDA multiples 47

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because free cash flow will, in relative terms, be higher (as capital expenditure is a smaller proportion of earnings).

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

In determining values for Prime's assets, Grant Samuel has placed particular reliance on the EBITDA multiples implied by the valuation range compared to the EBITDA multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses.

6.2.4 Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the case of regulated infrastructure businesses a common rule of thumb is the multiple of RAB which is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs. However, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

6.2.5 Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Prime's case.

6.3 Value of Utilities Operations

6.3.1 Overview

Grant Samuel has valued Prime's interests in its utilities operations in the range $600-731 million:

Utilities Operations - Valuation Summary ($ millions)

Asset	Section Reference	Value Range	
		Low	High
DBCT (50.1% economic interest)	6.3.2	314.6	363.5
Powerco (42%)	6.3.3	267.9	300.4
IEG	6.3.4	17.0	67.1
Total		**599.5**	**731.0**

In determining these values, Grant Samuel had regard to DCF analysis, multiples of EBITDA and, in the case of DBCT and Powerco, multiples of RAB. All three approaches give results that are broadly consistent with the selected value ranges.

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ANNEXURE A Independent Expert’s Report 228 PRIME INFRASTRUCTURE GRANT SAMUEL 6.3.2 Dalrymple Bay Coal Terminal Summary Grant Samuel has estimated the value of Prime’s 50.1% economic interest in DBCT to be in the range $315-364 million: DBCT — Valuation Summary ($ millions) Value Range Low High Value of DBCT business operations 2,300.0 2,400.0 DBCT net borrowings (1,659.2) (1,659.2) Other assets and liabilities 3.3 3.3 Value of 100.0% of DBCT 644.1 744.1 Discount for lack of control 2.5% 2.5% Value of Prime’s 50.1% economic interest in DBCT 314.6 363.5 The value of Prime’s 50.1% economic interest in DBCT represents the value attributed to its interest in intercompany loans as well as the equity in DBCT. Although Prime holds a 50.1% economic interest in DBCT and is entitled to appoint 50% of its board, fundamental decisions of the board require approval of at least two thirds of all votes capable of being exercised. Furthermore, its interest in DBCT is subject to both pre-emptive rights and standstill arrangements (preventing Prime from disposing of any if its interest in DBCT to third parties without consent for a period of two years). Having regard to these factors, Grant Samuel has discounted the full underlying value of Prime’s interest in DBCT by 2.5%. The value attributed to the DBCT business operations is an overall judgement having regard to DCF analysis and multiples of RAB and earnings (in particular, the multiples implied by the sale of a 49.9% economic interest in DBCT to Brookfield as part of the Recapitalisation). The primary focus was on DCF analysis. However, the objective of the valuation process is to determine a value that is both consistent with the output of DCF analysis and fits with the market evidence. The estimated value of Prime’s 50.1% economic interest in DBCT of $315-364 million is higher than Prime’s aggregate carrying value for its interest at 30 June 2010 of $253.9 million (set out in Section 3.3 of this report). Prime’s carrying value is on an equity accounted basis and represents the historical cost of the investment adjusted for profits and dividends over time. In comparison, Grant Samuel’s value estimate is a judgement as to the price that an acquirer may be willing to pay for the 50.1% economic interest in DBCT. DCF Analysis The DCF model for DBCT is long term commencing on 1 August 2010 and extending until 30 June 2054 (the current estimate of the end of the economic life of coal reserves in the Bowen Basin). Forecast cash flows in the DCF model are based on a steady state capacity throughput for DBCT of 85 Mtpa. While there are expansion opportunities beyond this capacity, DBCT is in the early stages of planning for its next potential expansion. Although DBCT has received expressions of interest from customers for an expansion of the terminal throughput, commitments to support an expansion are yet to be secured. Consequently, given the uncertainties surrounding the scale, timing, cost and financial impact of potential future expansions, these scenarios were not modelled as part of the DCF analysis. 49

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Net present values were calculated on an ungeared after tax basis using nominal after tax discount rates of 6.5-7.0%.

The aggregate outcome of the DCF analysis is net present values in the range $2,316-2,419 million.

Grant Samuel has not undertaken sensitivity analysis on the operating cash flows of DBCT. The 100% take or pay nature of DBCT's customer contracts means that DBCT has no exposure to potential fluctuations in customer throughput or volumes through the terminal during the contract period. Other than corporate costs that are provided for in the regulated revenue return, all other operating costs of DBCT (which are incurred by the contracted terminal operator) are wholly passed through to customers via the terminal handling charge. Essentially, the net cash flows from DBCT should be largely fixed. Moreover, the regulatory framework for DBCT means that changes in costs of capital or the expected life of the asset should be reflected in tariff adjustments, such that the economic value of the asset is essentially preserved.

Earnings Multiple Analysis

The value attributed to DBCT of $2,300-2,400 million implies the following multiples:

Dalrymple Bay Coal Terminal – Implied Multiples ($ millions)

	Parameter	Value Range	
		Low	High
Enterprise value range ($ millions)		**2,300**	**2,400**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)	204.5[37]	11.2	11.7
Year ending 30 June 2011 (model forecast)	241.8[38]	9.5	9.9
Year ending 30 June 2012 (model forecast)	250.4	9.2	9.6
RAB Multiple			
Regulated asset base at 30 June 2010[39]	2,279.0	1.01	1.05

DBCT filed a draft 2010 Access Undertaking with the QCA (with the full support of its customer base) in March 2010. A final decision is expected from the QCA before November 2010, with the revised arrangements to take effect from 1 January 2011. DBCT's expectation is that it will be permitted to roll forward its current RAB valuation incorporating the asset additions as a result of recent terminal expansions. This will result in a significant increase in RAB and an increase in revenue and EBITDA for DCBT from 1 January 2011. The first full year impact of the regulatory reset will be the year ending 30 June 2012. Therefore, the historical multiples and those presented for 2011 are not meaningful and for valuation purposes the focus has been on the EBITDA multiples implied for the year ending 30 June 2012.

In Grant Samuel's opinion, the implied multiples of 9.2-9.6 times 2012 EBITDA are appropriate having regard to:

- the characteristics of DBCT and the regulatory and growth outlook for the business:

---

37 EBITDA for the year ended 30 June 2010 of $204.5 million does not match the EBITDA of $213.4 million shown in the table on page 13 of this report as it is net of intercompany management fees that are eliminated on consolidation but are costs that would otherwise be incurred at the asset level if it was a stand alone entity and also excludes $6.9 million of one off income (insurance proceeds).

38 The 2011 EBITDA includes an additional terminal infrastructure charge due to the delay in finalisation of the RAB of $19.3 million which covers the period from 1 July 2009 to December 2010.

39 The RAB at 30 June 2010 has been calculated on the basis that QCA approves the roll forward of DBCT's current RAB valuation incorporating the asset additions as a result of recent terminal expansions.

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ANNEXURE A Independent Expert’s Report 230 PRIME INFRASTRUCTURE GRANT SAMUEL DBCT generates largely fixed, stable cash flows. It has limited exposure to any downside but equally no potential upside outside of capacity expansions; the regulatory framework for DBCT means that changes in costs of capital or the expected life of the asset should be reflected in tariff adjustments, such that the economic value of the asset is essentially preserved; and the new regulatory reset is expected to apply for the next 51/2 years through to 20 June 2016, resulting in a period of regulatory certainty for DBCT; the implied RAB multiple. Given the regulated nature of DBCT’s asset base and that the terminal infrastructure charge is calculated with reference to that asset base, a multiple of around 1 times RAB would typically be considered a reasonable reference point for fair value. Grant Samuel’s value range implies a multiple of enterprise value to DBCT’s regulated asset base at 30 June 2010 of approximately $2.3 billion of 1.01-1.05 times; recent transaction evidence for port businesses in Australia and internationally: as part of the Recapitalisation, Brookfield subscribed for $295 million of convertible notes and entered into a number of other agreements in exchange for a 49.9% economic interest in DBCT. This transaction implied the following multiples of 14.4 times historical EBITDA, 10.0 times forecast year 1 EBITDA and 9.7 times forecast year 2 EBITDA. These multiples are broadly consistent with those implied by Grant Samuel’s valuation of DBCT after taking into account that the forecast EBITDA at the time did not reflect the impact of the regulatory reset (which had not yet been determined), but nevertheless reflected the potential upside from a favourable regulatory reset; and Grant Samuel has also considered recent transaction multiples for port assets (set out in Section 6.4.4 of this report). However, these multiples are of less relevance as unlike the transaction peer’s, DBCT is a regulated, non-government majority owned asset with certainty over future cash flows. Prior to 2008, transaction multiples for port assets were generally over 10 times forecast EBITDA. Port assets were generally considered to be relatively attractive, stable infrastructure assets with reliable income streams. Consequently, there was strong demand from global infrastructure and private equity players as well as United States pension funds and other institutions to directly hold this type of asset, underpinned by access to large volumes of relatively cheap debt and equity capital. Following the onset of the global financial crisis in 2008, and the near-closure of many international debt markets, the transaction flow in the port industry virtually stopped. Potential transactions are likely to be affected by the following factors: - as a result of falling volumes, particularly in the bulk sector, earnings in the ports sector fell. Port volumes are evidencing signs of recovery, particularly throughout Asia, however, the outlook for global trade remains unclear; and - prospective purchasers are seeking value opportunities and higher rates of return, driving down asset values and making it difficult to complete transactions. Given the above factors, in Grant Samuel’s view appropriate valuation multiples in today’s market are likely to be well below the transaction multiples evident in the 2005-2007 period and be more closely aligned with the limited recent transactions which reflect multiples of 7-10 times forecast year 1 EBITDA; and 51

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- EBITDA multiples for listed entities involved in port operations internationally based on share prices as at 17 September 2010 (set out in Section 6.4.4 of this report). These multiples vary widely and are generally in the range 6-12 times forecast year 1 EBITDA and 6-11 times forecast year 2 EBITDA. Grant Samuel's valuation of DBCT implies forecast EBITDA multiples that are not inconsistent with the available market evidence for port assets. However, many of the selected overseas port businesses have very different business dynamics from those of DBCT. Many are unregulated and subject to competition, and are accordingly exposed to far more variability in terms of future earnings and cash flows than DBCT. Sharemarket trading and transaction multiples for these businesses are therefore of only limited relevance to the valuation of a regulated asset such as DBCT.

  Grant Samuel has also compared the earnings multiples implied by its valuation of DBCT with trading and transaction multiples for regulated assets in the Australian energy distribution segment (set out in Section 6.3.3 of this report). These assets are similar to DBCT, in that their revenue streams are very stable and their returns are regulated. The trading multiples for these entities are generally in the range 8-10 times forecast year 1 EBITDA and 7.5-9.5 times forecast year 2 EBITDA. In Grant Samuel's view these multiples provide general support for the valuation of DBCT.

  DBCT is a key coal export gateway to the Bowen Basin coalfields and Grant Samuel believes that in an unregulated environment the facility could have a higher value due to its proximity to the mines, direct rail linkages and potential for future growth. However, having regard to the regulation of DBCT's earnings, valuation upside (and downside) is limited for Prime or any hypothetical acquirer of the facility.

Net Borrowings

DBCT's net borrowings at 31 July 2010 were $1,659.2 million, comprising gross borrowings of $1,766.0 million and cash (including restricted cash) of $106.8 million.

Other Assets and Liabilities

DBCT's other assets and liabilities have been valued at $3.3 million and include the mark to market value of DBCT's interest rate hedges as at 31 July 2010 of $6.8 million partially offset by a terminal infrastructure charge refund required to be paid of $3.5 million.

6.3.3 Powerco

Summary

Grant Samuel has estimated the value of Prime's 42% interest in Powerco to be in the range NZ$346-388 million, which equates to $267.9-300.4 million at an exchange rate of A$1.00 = NZ$1.2903:

Powerco - Valuation Summary (NZ$ millions)	Value Range	
	Low	High
Value of Powerco business operations	2,000.0	2,100.0
Powerco net external borrowings	(1,103.1)	(1,103.1)
Other assets and liabilities	(73.9)	(73.9)
Value of 100% interest in Powerco	**823.0**	**923.0**
Value of Prime's 42% interest in Powerco	**345.7**	**387.7**

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The value of Prime's 42% interest in Powerco represents the value attributed to its interest in loan notes and subordinated loans issued by Powerco NZ Holdings, as well as the equity in Powerco.

As a result of amendments to the Shareholders' Agreement between QIC and Prime in June 2010, QIC has in effect a veto on the appointment and removal of the Prime independent director (essentially making this director truly independent and reducing the number of Prime nominated directors to two). While voting rights are such that special resolutions still require the support of Prime nominated directors, ordinary resolutions do not and Prime's interest in Powerco is subject to pre-emptive rights. However, there are also change of control and shareholder deadlock provisions and a basis for assessing fair market value in these circumstances is set out in the shareholders' agreement. Having regard to all of these factors, Grant Samuel has not allowed for any minority discount for Prime's 42% interest in Powerco.

The value attributed to the Powerco business operations is an overall judgement having regard to multiples of EBITDA, multiples of RAB and DCF analysis. The primary focus was on EBITDA multiples. However, the objective of the valuation process is to determine a value that is both consistent with the market evidence and fits with the output of DCF analysis.

The estimated value of Prime's 42% interest in Powerco of $267.9-300.4 million is higher than Prime's aggregate carrying value for its interest at 30 June 2010 of $231.6 million (set out in Section 3.3 of this report). Prime's carrying value is on an equity accounted basis and represents the historical cost of the investment adjusted for profits and dividends over time. In comparison, Grant Samuel's value estimate is a judgement as to the price that an acquirer may be willing to pay for the 42% interest in Powerco.

Earnings Multiple Analysis

The valuation range of NZ$2,000-2,100 million for Powerco's business operations implies the following multiples:

Powerco – Implied EBITDA Multiples

	Parameter (NZ$ millions)	Value Range	
		Low	High
Enterprise Value range (100%) (NZ$ millions)		**2,000.0**	**2,100.0**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)	215.7	9.3	9.7
Year ending 30 June 2011 (model forecast)	225.5	8.9	9.3
Year ending 30 June 2012 (model forecast)	236.6	8.5	8.9
RAB Multiple			
Regulated asset base at 30 June 2010 (nominal)[40]	1,572.6	1.27	1.34

The New Zealand economy went into recession in the 2008 and 2009 calendar years. The impact of the recession on growth in electricity and gas volumes combined with the reduction in gas prices effective from 1 January 2009 had a negative impact on EBITDA for the year ended 30 June 2010. As a result, the implied historical EBITDA multiples are high. While the New Zealand economy started to recover from late 2009, this recovery is expected to be more gradual than previous upturns. For valuation purposes, the focus has therefore been on the implied EBITDA multiples for the year ending 30 June 2011.

[40] The RAB is as calculated by Powerco and is based on the 2004 optimised deprival value ("ODV") for the electricity business and the 2002 ODV for the gas distribution business indexed at CPI plus additions and deletions at cost (also indexed to 2010) which reflects the Commission's draft approach to setting the RAB of electricity distribution businesses issued in June 2010.

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In Grant Samuel's opinion the implied multiples of 8.9-9.3 times 2011 EBITDA are appropriate having regard to:

- the characteristics of Powerco and the regulatory and growth outlook for the business:
  - Powerco is a mature business with growth in its electricity distribution business largely driven by economic growth (new connections as a result of changes in population and household composition and the growth or relocation of industry). While there are additional growth opportunities from the GetGas! initiative and PTS/ITS, their contribution to earnings is relatively small in comparison to the electricity distribution business;
  - Powerco is predominantly an electricity business, with approximately 80% of revenue generated from electricity. Electricity businesses are more capital intensive than gas businesses and this is reflected in lower EBITDA multiples; and
  - there is uncertainty as to the future regulation of Powerco's electricity and gas businesses which is a risk. While Powerco continues to be actively engaged in influencing regulatory development, the outcomes are unknown at this point. While draft input methodologies for electricity and gas businesses have been released by the Commission, a consultation process is currently underway and they not expected to be finalised until the end of 2010. It is also possible that the Commission could require a P0 adjustment for electricity prices in 2011 under the current DPP which could have a material impact on Powerco's earnings. While this would provide an incentive for Powerco to move to a CPP earlier than planned, there is also uncertainty about the parameters that would be applied under any CPP agreed with the Commission;
- recent transaction evidence for electricity and gas distribution businesses in New Zealand:

Recent Transaction Evidence – Electricity and Gas Distribution

Date	Target	Transaction	Consid-eration (NZ$ millions)	EBITDA Multiple (times)	
				Historical	Forecast
Electricity					
Jun 10	Horizon Energy Distribution	On market offer for 10.1% of shares by Marlborough Lines	104	9.3	na
Jan 10	Horizon Energy Distribution	Takeover offer by Eastern Bay Energy Trust for 22.71% of shares it did not already own	100	9.9	8.9
Sep 09	Horizon Energy Distribution	Partial takeover offer for 51% by Marlborough Lines	99	9.8	8.9
Nov 08	Powerco	Acquisition of 58% interest by QIC	726	9.1	9.1
Apr 08	Wellington Electricity Network	Acquisition by CKI	785	na	9.8
Aug 04	Powerco	Acquisition by Prime	680	9.4	9.0
Sep 02	UnitedNetworks	Acquisition by Vector	1,500	8.7	8.4
Sep 02	UnitedNetworks' electricity distribution networks	Acquisition by Powerco	590	9.0	8.9

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ANNEXURE A Independent Expert’s Report 234 PRIME INFRASTRUCTURE GRANT SAMUEL Recent Transaction Evidence — Electricity and Gas Distribution Consid-eration EBITDA Multiple Date Target Transaction (times) (NZ$ millions) Historical Forecast Gas Apr 07 Rockgas Acquisition by Contact Energy 156 8.0 7.8 Jun 05 NGC Holdings Acquisition of 32.8% interest 1,506 10.7 10.1 by Vector Oct 04 NGC Holdings Acquisition of 67.2% interest 866 9.6 9.2 by Vector Source: Grant Samuel analysis (see Appendix 4) Further details on these transactions are set out in Appendix 4. The following factors are relevant to consideration of the transaction evidence: the best evidence of the value of an asset is the multiple that other buyers have been prepared to pay for similar (or the same) asset in the recent past. There have been two recent transactions involving Powerco, the acquisition by Prime in August 2004 and the sale of a 58% interest to QIC which was completed in February 2009. Both of these transactions occurred at a forecast EBITDA multiple of around 9 times; more recent transactions involving Horizon Energy Distribution Limited, although unsuccessful (for various reasons), have also been at around 9 times forecast EBITDA. While these transactions have involved the acquisition of minority interests, both had strong strategic rationale; and the Powerco and other recent transactions also show that infrastructure transactions in New Zealand are taking place at a premium to trading multiples i. e. at 9 times forecast EBITDA compared to trading multiples of 7.9 times (for Vector); EBITDA multiples for listed entities involved in electricity and gas distribution in New Zealand and Australia based on share prices as at 17 September 2010: Sharemarket Ratings of Listed Energy Distribution Infrastructure Entities Market EBITDA Multiple (times) Entity Type(41) Capitalisation Forecast Forecast (millions) Historical Year 1 Year 2 SP AusNet E/G A$2,336 8.5 8.0 7.5 Vector E/G NZ$2,121 8.1 7.9 7.8 DUET E/G A$1,544 10.1 9.5 9.5 Spark E A$1,171 9.3 9.1 8.5 Envestra G A$714 10.4 9.8 9.4 Source: Grant Samuel analysis (see Appendix 3) The following factors are relevant to consideration of the comparable entity multiples: the multiples for the listed entities are based on share prices and therefore do not include a premium for control; each of the comparable entities has a 30 June year end other than SP AusNet (which has a 31 March year end) and Spark (which has a 31 December year end). The forecast multiples for SP AusNet are based on forecasts for the years ending 31 March 2011 and 2012 and the forecast multiples for Spark are based 41 E = Electricity; G = Gas 55

ANNEXURE A Independent Expert’s Report SCHEME BOOKLET 235 GRANT SAMUEL on forecasts for the years ending 31 December 2010 and 2011. The peer group forecasts have not been realigned to a June year end basis because of a lack of reliable half year forecasts. However, in general terms, it would make relatively little difference to the trading multiples; the most comparable entity to Powerco is Vector, although it has more diversified operations than Powerco. In addition to electricity and gas distribution, it also has operations in gas processing, transmission and sales and owns and operates fibre optic networks in Auckland and Wellington. Electricity distribution and gas transportation generate approximately 80% of EBITDA. Vector’s forecast EBITDA multiple for the year ending 30 June 2011 of 7.9 times is not inconsistent with the forecast EBITDA multiples implied by the valuation range for Powerco of 8.9-9.3 times after allowing for its more diversified operations and a premium for control; and given the limited number of comparable listed entities in New Zealand, Grant Samuel has also considered the trading multiples of relevant electricity and gas distribution entities in Australia. Australian listed energy distribution entities appear to trade at higher multiples than similar entities in New Zealand. In relation to these entities the following should be noted: - SP AusNet and DUET have operations in both electricity and gas distribution but SP AusNet also generates approximately 45% of EBITDA from electricity transmission and DUET generates approximately 40% of EBITDA (from controlled entities) from gas transmission. EBITDA multiples are influenced by capital expenditure requirements (relative to EBITDA) and transmission is generally less capital intensive than distribution (particularly for electricity) which may in part explain DUET’s higher trading multiples; - SP AusNet’s trading multiples are lower than those of other comparable Australian listed energy infrastructure entities which may in part be explained by uncertainty around the outcome of the class action currently before the Supreme Court of Victoria in relation to the February 2009 Victorian bushfires in which SP AusNet has been named as a defendant as well as an adverse draft price determination for its Victorian electricity distribution businesses for 2011-2015 released by the AER in June 2010; - Spark owns 49% interests in regulated electricity distribution networks in Victoria and South Australia. The calculation of underlying multiples for Spark is complex because of the minority holdings and form of investment. Caution should be applied in relying on them; and - Envestra is predominantly a gas distribution business and its higher trading multiples reflect the relatively lower capital intensity of gas distribution compared to electricity distribution (Spark); and RAB multiples42 for Australian listed entities which have a relatively high proportion of regulated revenue and implied by recent acquisitions of regulated energy infrastructure assets in Australia. Theoretically, listed infrastructure entities should trade at, and assets should be acquired at, 1.0 times RAB. However, that does not occur and, in fact, most assets generally trade at a premium to RAB: 42 Represents enterprise value (i.e. business value before debt) divided by RAB. RAB means regulated asset base and is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs. 56

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Selected Listed Entities – RAB Multiples as at 30 June 2010[43]

Entity	Type	RAB Multiple
SP AusNet	E/G	1.25
Spark	E	1.26
DUET	E/G	1.30
Envestra	G	1.18

Source: Grant Samuel analysis

Selected Acquisitions – RAB Multiples

Date	Acquirer	Entity/Asset Acquired	RAB Multiple[44] (times)
Dec 06	APA	DirectLink	1.45
Oct 06	APA	Allgas	1.64
Aug 06	APA	GasNet	2.19[45]
Apr 06	Alinta	AGL Infrastructure assets	1.41-1.52[46]
Mar 06	APA	Murraylink	1.47
Aug 04	DUET/Alinta/Alcoa	Dampier to Bunbury Natural Gas Pipeline	1.20
Aug 04	APA	Southern Cross Pipeline and Parmelia Gas	1.47
Apr 03	Alinta/AMP/Aquila	AlintaGas Networks	1.35
Apr 03	Alinta/AMP/Aquila	Multinet Gas	1.44
Apr 03	Alinta/AMP/Aquila	United Energy	1.52
Aug 02	CKI/HEH	Citipower	1.69

Source: Grant Samuel analysis

While the listed entities support RAB multiples of around 1.2 times, some caution is necessary in relying on this data as it is difficult to isolate the full effects of other activities and to determine what adjustments may be necessary. In particular, Spark generates approximately 30% of revenue from non-regulated business activities. The RAB multiple for Spark in the table above adjusts the enterprise value (based on contribution to revenue) to make an allowance for the contribution of non-regulated business activities.

The transactions show a diversity of RAB multiples although more recent transactions, albeit prior to the global financial crisis, have generally been at RAB multiples in excess of 1.4 times). In any event, the evidence is supportive of RAB multiples of around 1.3 times implied by the valuation of Powerco.

DCF Analysis

The DCF model for Powerco is long term commencing on 1 August 2010 and extending for 20 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 7.5-8.0%.

43 Based on share prices at 17 September 2010 and average nominal RAB for relevant year. RAB is based on the respective regulatory determinations.

44 Calculated by reference to total price announced (i.e. no adjustment has been made for any unregulated assets or other activities).

45 RAB multiple is 1.64 times if adjusted for unregulated assets which are assumed to represent approximately 25% of total enterprise value.

46 Based on the valuation attributed to gas and electricity networks by independent expert in its report dated 28 August 2006.

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The aggregate outcome of the DCF analysis is net present values in the range NZ$2,002-2,132 million. While this range is consistent with Grant Samuel's valuation range for Powerco, the financial model makes a number of assumptions as to the future regulatory environment that are uncertain, particularly the assumptions in relation to the adoption of a CPP from 2016. There is uncertainty associated with the future regulatory environment that could have a negative impact on Powerco's electricity and gas distribution businesses. The development of the regulatory environment is not sufficiently advanced to allow the possible outcomes to be modelled with any certainty. As a result, Grant Samuel has placed more emphasis on earnings multiple analysis than it has on DCF analysis in forming its views on value.

Net Borrowings

Powerco's net borrowings at 31 July 2010 were NZ$1,103.1 million, comprising gross borrowings of NZ$1,102.8 million and a negative cash balance of NZ$0.3 million.

Other Assets and Liabilities

Powerco's other assets and liabilities have been valued at NZ$(73.9) million and represent the mark to market value of interest rate and currency hedges at 31 July 2010.

6.3.4 International Energy Group

Summary

Grant Samuel has valued the equity in IEG in the range £10-40 million, which equates to $17.0-67.1 million at an exchange rate of A$1.00=£0.5991. The valuation is summarised as follows:

IEG - Valuation Summary (£ millions)

Asset	Value Range	
	Low	High
Value of IEG business operations	290.0	320.0
Net borrowings	(239.4)	(239.4)
Other assets and liabilities	(40.4)	(40.4)
Value of equity in IEG	**10.2**	**40.2**

The value attributed to the IEG business operations is an overall judgement having regard to earnings multiple analysis and DCF analysis. The primary focus was on DCF analysis. However, the objective of the valuation process is to determine a value that is both consistent with the market evidence and fits with the output of DCF analysis.

DCF Analysis

The DCF model for IEG has been developed by Grant Samuel with reference to the projections and longer term financial models provided by Prime. Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters. The DCF model is long term commencing on 1 August 2010 and extending for 20 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 7.25-7.75%.

The aggregate outcome of the base case DCF analysis is net present values in the range of £294-328 million. As with any long term projections there are inherent uncertainties about future events and outcomes. Grant Samuel has undertaken an analysis of the sensitivity of the net present value to movements in key assumptions.

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IEG – Net Present Value Sensitivity Analysis (£ millions)		
Sensitivity	Discount Rate	
	7.75%	7.25%
Base case	**294**	**328**
Operating costs 2% higher than base case (throughout forecast period)	270	300
Operating costs 2% lower than base case (throughout forecast period)	318	354
Capital expenditure 2% higher than base case (throughout forecast period)	211	231
Capital expenditure 2% lower than base case (throughout forecast period)	361	404
Perpetual growth rate 0.25% higher than base case (throughout forecast period)	301	336
Perpetual growth rate 0.25% lower than base case (throughout forecast period)	289	320

The DCF is most sensitive to changes in capital expenditure however it is important to note that in relation to IEG Connections capital expenditure is directly related to revenue and, in reality, the actual impact on net present value of changes in capital expenditure would not be as significant.

The valuation range adopted by Grant Samuel for IEG's business operations of £290-320 million represents a small discount to the base case net present value. This reflects Grant Samuel's value judgement in relation to two factors:

- IEG's United Kingdom business accounts for approximately 50% revenue and 75% of EBITDA (including developer contributions). The model assumes double digit growth in this business over the next four years as the economy improves and strong growth is forecast, in particular in the electricity connections business. Any further deterioration in the United Kingdom housing market or a slower than expected recovery will impact IEG's business; and
- revenue from the Isle of Man (via Manx Gas) accounts for approximately 22% of IEG's total revenue. The model assumes modest growth, which is consistent with the mature market in the Isle of Man. However, there is a possibility that Manx Gas may become subject to regulation and therefore actual revenue may be less than assumed in the DCF model.

Earnings Multiple Analysis

The valuation range of £290-320 million for the IEG business operations implies the following multiples of EBITDA:

IEG – Implied EBITDA Multiples			
	Parameter (£ millions)	Value Range	
		Low	High
Value of IEG business operations (£ millions)		**290**	**320**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)	35.4[47]	8.2	9.0
Year ended 30 June 2011 (model forecast)	35.0	8.3	9.1
Year ended 30 June 2012 (model forecast)	36.8	7.9	8.7

The EBITDA for the year ended 30 June 2010 included higher than expected developer contributions and therefore the 2010 multiples appear low. These contributions are

[47] EBITDA for the year ended 30 June 2010 of £35.4 million does not match EBITDA shown on page 13 of this report as it is net of intercompany management fees that are eliminated on consolidation but are costs that would otherwise be incurred on a stand alone basis.

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expected to return to more normal levels in the forecast years and on a normalised basis the implied multiples for 30 June 2010 are in the range 9.0-9.9 times.

In Grant Samuel's opinion, the implied multiples are appropriate having regard to:

- the characteristics of IEG and the growth outlook for its businesses:
  - IEG's operates a mix of businesses. Its businesses in the Channel Island and the Isle of Man are mature while IEG Connections (which is leveraged to the housing market) represents a source of real growth for the GTC distribution business in the United Kingdom;
  - IEG operates regulated or monitored businesses which limits the extent of available earnings growth. There is a possibility of increased regulation of the Manx Gas business; and
  - although IEG has been able to increase underlying revenue and earnings despite the downturn in the United Kingdom housing market, growth is dependent on a turnaround in the housing market;
- recent transaction evidence for gas and electricity distribution businesses in the United Kingdom and Europe:

Recent Transaction Evidence – Energy Distribution Infrastructure

Date	Target	Transaction	Consideration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Aug 10 pending	United Kingdom electricity network assets of Electricite de France SA	Acquisition by Eclipse First Consortium led by CKI	£3,200	na	8.1
Jul 10 pending	Northern Ireland Electricity plc	Acquisition by ESB Group	£1,034	8.5-9.0[48]	na
Jul 10	Naturgas Energia Grupo	Acquisition of 29.43% interest by Energias De Portugal	€2,030	9.4	na
Dec 09	Endinet BV	Acquisition by Alliander NV	€712	9.4	na
Jul 09	Various Spanish gas distributors	Acquisition by Naturgas Energia Grupo	€330	13.2	na
Feb 09	ItalGas	Acquisition by Snam	€4,200	9.1	na
Nov 06	United Utilities	Acquisition by Colonial First State consortium	£1,640	6.9	na
Oct 06	Viridian Group Plc	Acquisition by Arcapita	£1,624	8.6	7.7
Sep 05	Inexus Group	Acquisition by Challenger Infrastructure consortium	£465	na	na

Source: Grant Samuel analysis (see Appendix 4)

Further details on these transactions are set out in Appendix 4. Recent evidence suggests historical EBITDA multiples in the range 9.1-9.4 times. Although the Northern Ireland Electricity transaction provides direct recent evidence, the multiple is based on earnings that are in excess of those a year prior to the transaction and limited financial information. The multiple for Naturgas' acquisition of various gas distribution assets in Spain is high at 13.2 times which may reflect synergies that Naturgas could achieve in cementing its position as the second largest gas distributor

[48] Based on Grant Samuel analysis of financial information for the year ended 31 March 2009.

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in Spain. The forecast multiple implied by Eclipse First Consortium acquisition of EDF's United Kingdom electricity distribution network in August 2010 appears modest and may reflect that EDF announced its intention to sell these assets to reduce debt; and

- EBITDA multiples for listed United Kingdom utility and energy distribution companies based on share prices as at 17 September 2010:

Sharemarket Ratings of Selected Listed Companies

Company	Market Capitalisation (£ millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
Scottish and Southern Energy	10,462	8.7	8.6	7.7
United Utilities Group	3,895	8.0	8.8	8.9
Severn Trent	3,272	8.9	9.6	9.2
Pennon Group	2,077	10.1	10.1	9.5
Northumbrian Water Group	1,768	10.7	10.1	9.2

Source: Grant Samuel analysis (see Appendix 3)

There are few companies directly comparable to IEG. The company perhaps most comparable to IEG is Inexus which has gas and electricity networks throughout the United Kingdom. However, Inexus is owned by Challenger Infrastructure Fund, an infrastructure fund listed in Australia, and therefore earnings multiples for Inexus are not available.

The sharemarket ratings for the listed United Kingdom utilities and energy distribution companies suggest forecast EBITDA multiples generally in the range 9-10 times. The multiples for Scottish and Southern Energy Plc are lower than the water utilities which reflects that it provides energy distribution services and that there is insufficient information publicly available to proportionally consolidate its 50% interest in Scotia Gas Networks Limited ("SGN"). If SGN's profit after tax and regulated net asset value are removed from earnings and enterprise value, Scottish and Southern Energy Plc's historical EBITDA multiple falls to 7.9 times which is consistent with broker views that United Kingdom water assets trade on higher multiples than gas and electricity distribution assets. Nevertheless, the water utilities do provide some evidence as to value as they operate under a similar regulatory regime to IEG in the United Kingdom.

Net Borrowings

As at 30 July 2010, IEG had £239.4 million of net debt outstanding, comprising gross borrowings of £266.6 million and cash (including restricted cash) of £27.2 million.

Other Assets and Liabilities

Other assets and liabilities have been valued at £(40.4) million and represent the mark to market value of interest rate swaps of £(41.8) million as at 31 July 2010 and a defined benefit plan asset of £1.3 million as at 30 June 2010.

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6.4 Value of Fee for Service Operations

6.4.1 Overview

Grant Samuel has valued Prime's fee for service operations in the range $944-1,153 million:

Fee for Service Operations - Valuation Summary ($ millions)			
Asset	**Section Reference**	**Value Range**	
		Low	**High**
NGPL (26.4%)	6.4.2	326.1	390.8
WestNet Rail	6.4.3	289.3	380.3
Euroports (60.14%, fully diluted)	6.4.4	166.6	200.0
Tas Gas	6.4.5	162.2	182.2
Total		**944.2**	**1,153.3**

In determining these values, Grant Samuel had regard to transaction evidence, DCF analysis, capitalisation of EBITDA, and in the case of DBCT, multiples of RAB. The DCF and capitalisation of earnings analysis gives results that are broadly consistent with the selected value ranges.

6.4.2 Natural Gas Pipeline Company of America

Summary

Grant Samuel has valued Prime's 26.4% effective interest in NGPL in the range US$305-366 million, which equates to $326.1-390.8 million at an exchange rate of A$1.00=US$0.9359. This represents the aggregate value of Prime's interest in the senior notes and common shares issued by Myria. The valuation is summarised as follows:

NGPL - Valuation Summary (US$ millions)		
	Value Range	
	Low	**High**
Value of NGPL business operations	5,250.0	5,500.0
Net borrowings	(3,024.3)	(3,024.3)
Other assets and liabilities	33.2	33.2
Value of equity in NGPL PipeCo	**2,260.8**	**2,510.8**
Myria equity interest in NGPL PipeCo (80%)	**1,808.7**	**2,008.7**
Net borrowings	(518.9)	(518.9)
Other assets and liabilities	(178.2)	(178.2)
Value of equity in Myria	**1,027.5**	**1,231.5**
Prime equity interest in Myria (33%)	**339.1**	**406.4**
Discount (10%)	(33.9)	(40.6)
Value of Prime interest in Myria	**305.2**	**365.8**

Prime holds a minority interest in Myria and is only entitled to appoint three of nine directors. Furthermore, its interests in Myria are subject to both pre-emptive rights and standstill arrangements (prohibiting the sale of its debt or equity securities in the short term). Having regard to these factors, Grant Samuel has discounted the full underlying value of Prime's interest in Myria by 10%.

Grant Samuel's estimated value of Prime's aggregate interest in NGPL is less than Prime's carrying value at 30 June 2010 of $742 million (see Section 3.3 of this report). Prime's

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carrying value represents the face value of the Myria Senior Notes held by Prime plus a 33% equity interest in Myria on an equity accounted basis. The carrying value for the equity in Myria represents the historical cost of the investment adjusted for profits, dividends and movements in hedge and foreign exchange reserves over time after impairment at 30 June 2010. Prime impairment review at 30 June 2010 was undertaken in accordance with AIFRS by reference to "Value in Use" (or DCF analysis) for NGPL assuming zero tax. In comparison, Grant Samuel's value estimate is a judgement as to the price at which the interest could be realised and allows for tax ultimately payable by investors.

Value of NGPL Business Operations

The value attributed to the NGPL business operations is an overall judgement having regard to earnings multiple analysis and DCF analysis. The primary focus was on EBITDA multiples. However, the objective of the valuation process is to determine a value that is both consistent with the market evidence and fits with the output of DCF analysis.

Earning Multiple Analysis

The valuation range of US$5,250-5,500 million for the NGPL business operations implies the following multiples of EBITDA:

NGPL Business Operations – Implied EBITDA Multiples			
	Parameter (US$ millions)	Value Range	
		Low	High
Value of NGPL business operations (US$ million)		**5,250**	**5,500**
Multiple of EBITDA[49]			
Year ended 31 December 2009 (actual)	605.7	8.7	9.1
Year ended 30 June 2010 (actual)	637.7[50]	8.2	8.6
Year ending 31 December 2010 (model forecast)[51]	634.1	8.3	8.7
Year ending 31 December 2011 (model forecast)	548.0	9.6	10.0
Year ending 31 December 2012 (model forecast)	522.8	10.0	10.5

The settlement with FERC announced on 30 July 2010 involves reduced customer service charges and will result in a substantial decrease in NGPL's earnings. The first full year impact of the settlement will be in the year ending 31 December 2012 with a decline in EBITDA from 2009 levels of around 12.5% expected. Furthermore, the rate and tariff moratoriums agreed under the settlement mean that NGPL's earnings will remain flat through to 31 December 2016. Therefore, the historical multiples and those presented for 2010 and 2011 are not meaningful and for valuation purposes the focus has been on the EBITDA multiples implied for the year ending 31 December 2012.

In Grant Samuel's opinion, the implied multiples of 10.0-10.5 times 2012 EBITDA are appropriate having regard to:

- the characteristics of NGPL and the growth outlook for the business:
  - NGPL is a premium natural gas transportation and storage asset in the United States. It is an extensive pipeline system with access to major supply basins (including the growing shale gas basins), has significant storage assets and reaches substantial gas markets. Its high level of interconnectivity provides

49 100% on an AIFRS basis. EBITDA excludes share of profit of equity accounted investments.
50 As reported by Prime after adding back a negative mark to market adjustment on gas inventory.
51 Based on actual result for NGPL for the six months ended 30 June 2010 plus the six months ending 31 December 2010 from Grant Samuel DCF model.

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ANNEXURE A Independent Expert’s Report SCHEME BOOKLET 243 GRANT SAMUEL significant flexibility in the receipt and delivery of gas and allowing it to compete effectively; however, particularly following the FERC settlement, the growth profile for the business is modest and there are currently no expansion projects planned which would have a material impact on future earnings; and the business operations are owned within a limited liability company which is a tax efficient structure (i.e. no corporate tax is paid by the entity) in the United States to which investors attribute a premium; recent transaction evidence for natural gas transportation and storage businesses in United States: Recent Transaction Evidence — Natural Gas Transportation and Storage Consid- EBITDA Multiple Date Target Transaction eration (times) (US$ millions) Historical Forecast Jun 10 Southern Natural Acquisition of additional 2,462 10.3 10.2 Gas Company 20% by El Paso Pipeline Partners May 10 MidContinent Express Acquisition by Regency 1,171 na(52) 10.2 Pipeline Energy Partners Mar 10 Southern LNG Acquisition of 51% by 810 10.7 na Company and El Paso El Paso Pipeline Partners Elba Express Company Jan 10 Pipeline and Acquisition by Williams 9,750 7.7 6.8 Midstream Assets of Partners The Williams Companies Inc Jan 10 Williams Pipeline Acquisition by Williams 784 10.4 10.5 Partners Partners Jul 09 Colorado Interstate Acquisition of additional 1,194 9.1 na Gas Company 18% by El Paso Pipeline Partners May 09 North Baja Pipeline Acquisition by 270 9.6 na TC Pipelines Apr 09 Ozark Gas Acquisition by Spectra 295 6.4 na Transmission and Energy Partners Ozark Gas Gathering Dec 07 NGPL Acquisition of 80% 3,511 10.5 10.2 interest by Babcock & Brown Consortium Dec 07 Saltville Gas Storage Acquisition by Spectra 107 na 11.5 and P-25 Pipeline Energy Partners Dec 06 Great Lakes Gas Acquisition of 46.45% 1,578 9.6 na Transmission interest by TC Pipelines Dec 06 ANR Pipeline Acquisition by 2,884 11.1 na Company and ANR TransCanada Storage Corporation Nov 06 Tuscarora Gas Acquisition of additional 204 11.0 na Transmission 49% by TC Pipelines Company Sep 06 Transwestern Pipeline Acquisition by Energy 956 10.0-10.5 na Transfer Partners Source: Grant Samuel analysis (see Appendix 4) 52 na = not available 64

ANNEXURE A Independent Expert’s Report 244 PRIME INFRASTRUCTURE Further details on these transactions are set out in Appendix 4. The following factors are relevant to consideration of the transaction evidence: with the advent of the global economic downturn in 2008, the number and value of transactions in the gas transportation and storage industry in the United States declined significantly. More recently (particularly in 2010) transaction activity has increased as a consequence of the changing dynamics in the United States natural gas market, the improved availability of credit and corporate activity. However, EBITDA multiples paid for interstate pipeline assets are only marginally lower than in the pre 2008 period; recent transactions have primarily involved the acquisition of minority interests in single pipeline assets (rather than extensive pipeline and storage systems), additional interests in existing investees, “drop down” acquisitions (where assets developed or owned by general partners are sold into master limited partnerships) or group restructuring (i.e. the Williams transactions); businesses with substantial gas gathering or other midstream activities change hands at multiples lower than that for interstate gas pipelines (e.g. Williams pipeline and midstream assets (January 2010) and Ozark (April 2009)) reflecting greater exposure to earnings volatility; there is no observable difference in multiples paid in transactions involving minority interests in assets in comparison to 100% of assets which may reflect that recent transactions have involved acquisitions from related entities (particularly general partners) and that the purchaser is increasing its interest in the business; and natural gas transportation and storage entities have stable earnings outlooks due to the capacity constraints of their assets and material growth in earnings typically results from further investment. EBITDA multiples for listed entities involved in natural gas transportation and storage in the United States based on share prices as at 17 September 2010: Sharemarket Ratings of Selected Gas Transmission and Storage Entities53 Market EBITDA Multiple (times) Entity Capitalisation (US$ millions) 2009 2010 2011 2012 Diversified Energy Transfer Partners 9,157 10.2 9.9 8.8 7.8 ONEOK Partners 7,388 13.0 11.4 10.4 9.6 Southern Union Company 3,018 11.9 9.2 8.8 8.5 Transportation and Storage Boardwalk Pipeline 6,003 18.1 13.6 12.2 11.9 Partners El Paso Pipeline Partners 5,388 18.8 12.3 11.5 10.5 Spectra Energy Partners 2,691 15.8 15.0 14.0 12.5 TC Pipelines 2,039 13.3 12.5 11.9 11.8 Source: Grant Samuel analysis (see Appendix 3) The following factors are relevant to consideration of the comparable entity multiples: the multiples are based on sharemarket prices and do not reflect a premium for control; 53 The entities have been categorised into those with diversified natural gas activities (including significant interstate transportation and storage operations) and those that are focused on natural gas interstate transportation and storage. 65

SCHEME BOOKLET 245 ANNEXURE A Independent Expert’s Report all the entities have 31 December years ends and, except for Southern Union Company, are master limited partnerships and therefore not subject to corporate income tax; where major equity accounted investments are held the multiples have been calculated with regard to the entity’s proportional interest in EBITDA; the entities most comparable to NGPL are those focussed on transportation and storage as the multiples for diversified entities reflect the greater earnings volatility associated with their mix of activities. The pure play entities are generally trading at multiples in the range of 10.5-12 times forecast 2012 EBITDA. Spectra Energy Partners is trading above this range reflecting expectations for significant growth in earnings from existing expansion; and the comparable entities are trading at EBITDA multiples higher than those implied by recent transactions. This may reflect that: - the comparable entities hold portfolios of interests in interstate pipeline and storage businesses rather than interests in single assets; - the market attributes a premium to the outlook for stable growth in distribution yields and the tax efficient nature of their legal structures (i.e. they are all master limited partnerships which are not subject to corporate tax and therefore the double taxation of income is avoided); - while there are some operating cost synergies available to acquirers, the benefits from the integration of assets are relatively limited, and, in the long term, such savings will be shared with the infrastructure customers. Accordingly, it would appear that these entities trade at close to full underlying value and there is unlikely to be a material premium for control of the extent seen in takeover transactions for these entities. DCF Analysis As minority shareholder in Myria, Prime has limited access to financial information on the business operations of NGPL. However, as a consequence of the significant financial impact of the FERC settlement, certain additional high level financial information on NGPL to 2014 has been made available to Prime but this did not include a detailed financial model. As a consequence, no detailed projections are available for NGPL. Nevertheless, Grant Samuel has used DCF analysis as a cross check of the capitalisation of earnings based valuation for the business operations. In order to do so, based on information provided by Prime management Grant Samuel has developed a DCF model which allows the key drivers of earnings and capital expenditure to be modelled. The DCF model is based on a number of assumptions that Grant Samuel considers reasonable. However, the model does not constitute a forecast or projection by Grant Samuel of the future performance for NGPL and no assurance or warranty is given that future performance will be consistent with the assumptions adopted in the model. The DCF model forecasts nominal after tax cash flows for 20 years from 1 July 2010 with a terminal value calculated by reference to an exit multiple of 10 times forecast EBITDA. The main operational assumptions are: EBITDA for the period 1 July 2010 to 31 December 2014 is based on information provided by NGPL to Prime and no growth in service charges is assumed until 2016. From 2016 EBITDA is assumed to grow by inflation; capital expenditure to 2014 is based on information provided by NGPL to Prime and from is then assumed to grow by inflation; tax depreciation equals capital expenditure from 2015; 66

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- the balance sheet of NGPL as at 30 June 2010 is used as the starting point for net working capital;
- inflation rate of 2.5%;
- corporate tax rate of 39% and tax is paid in cash; and
- nominal after tax discount rates in the range of 7.0-7.5% (see Appendix 1).

Forecasts of operational assumptions are uncertain and there is significant scope for differences in opinion on key assumptions. Accordingly, Grant Samuel has analysed the net present value results based on a number of scenarios that represent differing combinations of revenue growth rates and discount rates. The output of the DCF analysis is summarised below:

NGPL – Net Present Values ($ millions)

EBITDA Growth	Discount Rates			
	6.5%	7%	7.5%	8.0%
1.5%	5,418	5,121	4,847	4,595
2.0%	5,624	5,310	5,021	4,755
2.5%	5,841	5,510	5,204	4,923
3.0%	6,071	5,721	5,398	5,101

The net present values show a relatively wide range across the different scenarios highlighting the sensitivity to relatively small changes in assumptions. Terminal values represent between 30-40% of the net present values presented above.

In Grant Samuel's opinion, the DCF analysis indicates that a value of US$5,250-5,500 million for the business operations of NGPL is reasonable.

Net Borrowings

As at 30 June 2010 NGPL PipeCo had net borrowings of US$3,024.3 million and Myria had net borrowings of US$518.9 million.

Other Assets and Liabilities

Other assets and liabilities for NGPL PipeCo have been valued at US$33.2 million and include investments in associates, asset retirement obligations and gas price derivatives as at 30 June 2010.

Other assets and liabilities for Myria have been valued at US$178.2 million (loss) and comprise:

- the capitalised value of corporate overheads of US$8.5 million per annum;
- interest payable on Senior Notes held by Myria shareholders as at 30 June 2010;
- net income tax payable as at 30 June 2010; and
- the market value of interest rate hedges as at 30 June 2010 (US$78 million loss).

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6.4.3 WestNet Rail

Summary

Grant Samuel has valued the equity in WestNet Rail in the range $289-380 million. The valuation is summarised as follows:

WestNet Rail - Valuation Summary ($ millions)		
	Value Range	
	Low	High
Value of WestNet Rail business operations	880.0	950.0
Net borrowings	(579.7)	(579.7)
Other assets and liabilities	(11.0)	10.0
Value of equity in WestNet Rail	**289.3**	**380.3**

The value attributed to the WestNet Rail business operations is an overall judgement having regard to earnings multiple analysis and DCF analysis. The primary focus was on DCF analysis. However, the objective of the valuation process is to determine a value that is both consistent with the market evidence and fits with the output of DCF analysis.

DCF Analysis

The DCF model for WestNet Rail has been developed by Grant Samuel with reference to the projections and longer term financial models provided by Prime. Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters. The DCF model for WestNet Rail is long term commencing at 1 August 2010 and extending for 29 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 9.75-10.25%.

The aggregate outcome of the base case DCF analysis is net present values in the range of $850-920 million. As with any long term projections, there are inherent uncertainties about future events and outcomes. The key drivers of net present value for WestNet Rail are tonnage transported, iron ore expansion opportunities and capital expenditure requirements. Accordingly, Grant Samuel has considered a number of scenarios:

WestNet Rail – Summary of DCF Scenarios	
Scenario	**Description**
Scenario A	Represents the "base case". It assumes the Extension Hill project occurs, the governments fund the majority of the re-sleepering of the grain lines but that $95 million for the upgrade of the Eastern Goldfields Railway in 2011 and 2012 is funded by WestNet Rail
Scenario B	Scenario A with 2% higher volumes
Scenario C	Scenario A with 2% lower volumes
Scenario D	Capital expansion projects proceed
Scenario E	Capital expansion projects proceed with an extended project life
Scenario F	Scenario D with a two year project delay (but no delay in WestNet Rail's capital expenditure)

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The output of the scenario analysis is summarised below:

WestNet Rail – Net Present Value Scenario Analysis ($ millions)		
Scenario	Discount Rate	
	10.25%	9.75%
Scenario A (base case)	850	920
Scenario B	972	1,053
Scenario C	741	801
Scenario D	943	1,028
Scenario E	1,112	1,222
Scenario F	866	951

The results of the scenario analysis indicate that:

- the net present value is sensitive to volume changes (Scenarios B and C). Revenue is protected to a limited extent by take or pay payments in several of the end customer contracts and flagfall charges in the access arrangements. However, the majority of contracts contain no such protection and revenue remains subject to commodity demand from Asia and grain harvests. In addition, the majority of costs in the business are fixed in nature. EBITDA margins will only improve as volumes increase;
- substantial upside is anticipated from iron ore project expansion opportunities. An agreement has been entered into with respect to the Extension Hill development and consequently, this development is included in the base case (Scenario A). No other agreements have been entered into but upside from various other projects is possible (Scenario D and Scenario E) although all are subject to substantial development risk. A two year delay (Scenario F) reduces the net present value to levels consistent with Scenario A; and
- the net present value is sensitive to movements in capital expenditure. Maintenance and renewal obligations are mandated under the terms of the lease with the West Australian Government. The Western Australian Government has confirmed that WestNet Rail is not liable for the cost of the re-sleepering of the grain lines and has announced that it will fund 50% of the first tranche of funding and is seeking Commonwealth funding for the balance. Consequently, the base case (Scenario A) assumes that capital expenditure for the grain lines in subsequent years is substantially government funded. If the government were not to fund this expenditure, the lines would be wound back (with minimal net present value impact). Furthermore, the base case (Scenario A) conservatively assumes WestNet Rail funds the expenditure for the upgrade of the Eastern Goldfields Railway.

The base case is relatively conservative. There are substantial upside opportunities arising from further iron ore expansion projects in addition to the Extension Hill project and potential government funding of rail upgrades. However, these opportunities are uncertain. Furthermore, cash flows are subject to fluctuations in freight volumes. Consequently, the selected value range ($880-950 million) represents a modest premium to the base case scenario.

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Earnings Multiple Analysis

The valuation range of $880-950 million for the WestNet Rail business implies the following multiples:

WestNet Rail – Implied EBITDA Multiples			
	Parameter ($ millions)	**Value Range**	
		Low	**High**
Value of WestNet Rail business operations ($ millions)		**880**	**950**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)	108.6[54]	8.1	8.7
Year ending 30 June 2011 (model forecast)	108.9	8.1	8.7
Year ending 30 June 2012 (model forecast)	149.0	5.9	6.4

In Grant Samuel's opinion, the implied multiples of EBITDA are appropriate having regard to:

- the characteristics of WestNet Rail and the growth outlook for the business:
  - WestNet Rail has substantial growth opportunities arising from the resources sector in Western Australia. Only Genesee & Wyoming (through its acquisition of Freightlink) has exposure to the same sector. Genesee & Wyoming's second year forecast multiple (the first full year of earnings following the acquisition of Freightlink) is 8.7 times EBITDA and the current Freightlink transaction implies a forecast EBITDA multiple of 8.0 times. Nevertheless, value attributed to WestNet Rail's expansion opportunities are subject to significant risk and, consequently, the implied 2012 forecast multiples are relatively low (5.9-6.4 times EBITDA);
  - WestNet Rail is subject to demand risk for its direct and indirect (through QR National) customers. Haulage volumes are leveraged to Asian demand for commodities and grain production. Global demand for commodities is highly volatile and grain freight volumes remain subject to a high degree of seasonality. The earnings base of comparable companies is substantially more diverse than that of WestNet Rail; and
  - WestNet Rail is a below rail track operator, whereas most North American companies are owners of both above and below rail operations. Companies with below rail operations typically trade on lower EBITDA multiples than pure above rail operators due to the larger capital expenditures required to support track networks. On the other hand, the United States market is among the most cost competitive in the world, potentially resulting in lower multiples;

[54] EBITDA for the year ended 30 June 2010 of $108.6 million does not match the EBITDA shown in the table on page 13 of this report of $109.8 million as it is net of intercompany management fees that are eliminated on consolidation but are costs that would otherwise be incurred at the asset level if it was a stand alone entity and also excludes $0.8 million of non recurring expenses.

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- recent transaction evidence for rail businesses in Australia and North America:

Recent Transaction Evidence – Rail Infrastructure

Date	Target	Transaction	Consid-eration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Jun 10 pending	Freightlink	Acquisition by Genesee & Wyoming	$334	na	8.0
Nov 09	Burlington Northern Santa Fe	Acquisition by Berkshire Hathaway	US$34,172	9.1	8.4
Jun 08	Freightliner	Acquisition by Arcapita	£200	5.9	na
Sep 07	Dakota, Minnesota and Eastern Railroad	Acquisition by Canadian Pacific	US$1,480	na	na
Jun 07	English Welsh and Scottish Railway	Acquisition by Deutsche Bahn	£300	14.0	na
May 07	Florida East Coast Industries	Acquisition by Fortress Investment Group	US$3,500	33.8	na
Nov 06	RailAmerica	Acquisition by Fortress Investment Group	US$1,100	18.1	na
Mar 06	"below rail" business of Australian Railroad Group	Acquisition by BBI	$854	7.7	na

Source: Grant Samuel analysis (see Appendix 4)

Further details on these transactions are set out in Appendix 4. The following factors are relevant to consideration of the transaction evidence:

- there is very little transaction evidence subsequent to the onset of the global financial crisis in 2008. Transaction evidence in the last two years indicates a forecast multiple of 8-8.5 times EBITDA; and
- most transactions include above rail operations as well as below rail operations. Only the RailAmerica, Inc. transaction and the "below rail" component of the Australian Railroad Group Pty Ltd transaction involve pure below rail operations and those implied multiples vary widely;

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- EBITDA multiples for listed rail companies in Australia and North America based on share prices as at 17 September 2010:

Sharemarket Ratings of Selected Listed Rail Companies				
Company	Market Capitalisation (millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
Australia				
Asciano	A$4,828	11.0	9.0	7.9
North America				
Union Pacific	US$39,268	9.7	7.5	6.9
Canadian National Railway	C$30,515	11.2	9.5	8.6
Norfolk Southern	US$21,538	9.1	7.3	6.6
CSX	US$20,790	9.0	7.5	6.8
Canadian Pacific Railway	C$10,745	11.5	9.5	8.6
Kansas City Southern	US$3,905	12.8	8.7	7.7
Genesee & Wyoming	US$1,710	15.1	11.2	8.7

Source: Grant Samuel analysis (see Appendix 3)

A detailed analysis of these companies is set out in Appendix 3.

The following factors are relevant to consideration of these multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- all of the companies have a 31 December year end with the exception of Asciano Limited which has a 30 June year end. The multiples of earnings implied by the valuation of WestNet Rail have been calculated based on 30 June year end earnings;
- WestNet Rail is a below rail track operator, whereas most North American companies are owners of both above and below rail operations. While the multiples for Asciano are higher than those implied by the valuation of WestNet Rail, Asciano is both an above rail operator and a port owner. Earnings multiples for above rail operators and port owners are typically higher than for below rail operators;
- the historical and first year forecast multiples for Canadian National Railway Company and Genesee & Wyoming are not meaningful due to recent acquisition and divestment activity; and
- the earnings performance of most North American rail operators deteriorated substantially as a consequence of the global economic downturn and their high historical multiples reflect the leverage to recovery. In comparison, WestNet Rail's performance remained strong as a result of a solid grain harvest and resources sector growth. Consequently, little emphasis has been placed on historical trading multiples of the comparable companies.

Net Borrowings

As at 31 July 2010 WestNet Rail had net borrowings of $579.7 million, comprising external debt of $619.5 million and cash (including restricted cash) of $39.8 million.

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Other Assets and Liabilities

Other assets and liabilities of WestNet Rail have been valued in the range $(11)-10 million and represent:

- the risked present value of the probability adjusted range of possible outcomes for the settlement from the Western Australian Office of State Revenue, after legal fees; and
- the mark-to-market value of WestNet Rail's interest rate hedges as at 31 July 2010 of $(10.7) million.

6.4.4 Euroports

Summary

Grant Samuel has valued Prime's interest in Euroports in the range €120-144 million, which equates to a value of $166.6-200.0 million, based on an exchange rate of A$1.00=€0.7174.

The value of Euroports on a 100% basis is summarised below:

Euroports Holdings - Valuation Summary (€ millions)		
	Value Range	
	Low	High
Value of Euroports business operations	820.0	880.0
Net borrowings	(480.5)	(480.5)
Other assets and liabilities	(40.0)	(40.0)
Value of Euroports Holdings	**299.5**	**359.5**

The value of Prime's interest in Euroports has been assessed at €120-144 million after allowing for:

- Prime's current ownership interest in Euroports of 60.14% on a fully diluted basis (i.e. assuming conversion of the convertible note held by Antin);
- the potential impact of the share equalisation process; and
- a minority discount to reflect Prime's lack of control of Euroports.

The value of Prime's interest in Euroports represents the value attributed to its interest in loans as well as the equity in Euroports.

The value attributed to the Euroports business operations is an overall judgement having regard to earnings multiple analysis and DCF analysis. The primary focus was on DCF analysis. However, the objective of the valuation process is to determine a value that is both consistent with the market evidence and fits with the output of DCF analysis.

The estimated value of Prime's interest in Euroports of $166.6-200.0 million is higher than Prime's aggregate carrying value for its interest at 30 June 2010 of $101.2 million (set out in Section 3.3 of this report). Prime's carrying value is on an equity accounted basis and represents the historical cost of the investment adjusted for profits and dividends over time. In comparison, Grant Samuel's value estimate is a judgement as to the price that an acquirer may be willing to pay for the interest in Euroports.

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DCF Analysis

The aggregate DCF model for Euroports has been developed by Grant Samuel with reference to the projections and longer term financial models provided by Prime. Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters. The DCF models for Euroports business operations are long term commencing at 1 August 2010 and extending for 30 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 9.25-9.75%.

The aggregate outcome of the DCF analysis is net present values in the range of €848-927 million. This represents the sum of the individual net present values calculated for each of the businesses that comprise Euroports.

Grant Samuel has undertaken an analysis of the sensitivity of the net present value to movements in key assumptions:

Euroports – Net Present Value Sensitivity Analysis (€ millions)

Sensitivity	Discount Rate	
	9.75%	9.25%
Base case	**848**	**927**
Revenues 2% higher than base case (throughout forecast period)	978	1,068
Revenues 2% lower than base case (throughout forecast period)	718	787
Operating costs 2% higher than base case (throughout forecast period)	752	824
Operating costs 2% lower than base case (throughout forecast period)	944	1,031
Capital expenditure 2% higher than base case (throughout forecast period)	838	917
Capital expenditure 2% lower than base case (throughout forecast period)	858	938
Perpetual growth rate 0.25% higher than base case	854	935
Perpetual growth rate 0.25% lower than base case	843	920

The results of the sensitivity analysis indicate that:

- the net present value is highly sensitive to movements in revenue and operating costs. The largest operating cost of the business is labour (which is variable) and fixed costs tend to comprise a relatively small proportion of revenue; and
- the net present value is not particularly sensitive to movements in capital expenditure or the perpetual growth rate. In respect of capital expenditure, this is because the projections only assume a minimum level of growth capital expenditure within each of the Euroports businesses given the management objective to stabilise and integrate the existing operations before embarking on new projects. The nature of the port operations means there are relatively low levels maintenance capital expenditure required and any significant maintenance capital works which is undertaken tends to be lumpy as certain assets (such as cranes) are replaced.

Grant Samuel's estimate of the enterprise value of Euroports in the range €820-880 million reflects a modest discount to the base case net present value. This reflects a judgement that in the current market environment there are few potential acquirers of Euroports. Furthermore, although Euroports' operations are relatively diversified with a substantial portion of relatively stable bulk activity, they remain subject to the risk of a continuing low economic activity in Europe, in particular in southern Europe.

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Earnings Multiple Analysis

The valuation range of €820-880 million for the Euroports business implies the following multiples:

Euroports – Implied EBITDA Multiples			
	Parameter (€ millions)	Value Range	
		Low	High
Value of Euroports business operations (€ millions)		**820**	**880**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)	75.8[55]	10.8	11.6
Year ending 30 June 2011 (model forecast)	77.7	10.6	11.3
Year ending 30 June 2012 (model forecast)	86.0	9.5	10.2

In Grant Samuel's opinion, the implied multiples of EBITDA are appropriate having regard to:

- the characteristics of Euroports and the growth outlook for the business:
  - Euroports is a relatively diversified portfolio of medium sized port operators, generally with dominant market positions;
  - there is potential upside in the business as the forecast earnings do not reflect any synergies or other benefits that could be derived from stabilising and integrating the disparate operations. Management attention to date has focussed on material corporate issues rather than on operations;
  - the earnings and cash flows of Euroports are less predictable than those of regulated port assets that have long term take or pay contracts;
  - the location of the ports in Europe, which is a relatively low growth region; and
  - the structure of the Euroports business, which includes two joint ventures and multiple debt packages at the level of subsidiary assets, and is likely to be a deterrent to potential acquirers of the business;
- recent transaction evidence for ports businesses internationally since 2005:

Recent Transaction Evidence – Port and Terminal Infrastructure					
Date	Target	Transaction	Consid-eration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Oct 09	PD Ports	Acquisition by Brookfield and Brookfield Asset Management	£100	9.7	na
Jul 09	Euroports	Acquisition of up to 40% interest by Antin & Arcus	€353	12.3	10.2
Mar 09	Tianjin Port Co	Acquisition of 56.81% by Tianjin Port Development	HK$19,294	11.2	8.5
Oct 07	Rauma & Botnia	Acquisition by BBI	€90	na	10.6

55 EBITDA for the year ended 30 June 2010 of €75.8 million does not match EBITDA on page 13 of this report of €73.8 million as it adds back non recurring expenses of €3.7 million and deducts EBITDA of €1.7 million attributable to the 20% minority interest in Terminal Rinfuse Italia.

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Recent Transaction Evidence – Port and Terminal Infrastructure					
Date	Target	Transaction	Consid-eration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Jul 07	Various European Ports	Acquisition of 65.4% interest by BBI	€402	na	10.8
May 07	Tarragona Port Services	Acquisition of 51% interest by BBI	$220	12.3	na
Mar 07	Maher Terminals	Acquisition by RREEF Infrastructure	na	30-35	na
Feb 07	Montreal Gateway Terminals	Acquisition of 80% interest by Morgan Stanley Infrastructure	€325	24.7	na
Nov 06	OOIL terminals division	Acquisition of terminals division by Ontario Teachers Pension Plan	US$2,350	23.5	na
Nov 06	Peel Ports	Acquisition of 49.9% by RREEF Infrastructure	£1,550	15.5	na
Apr-06	Patrick Corporation	Acquisition by Toll Holdings	$6,763	18.6	12.0
Mar 06	Associated British Ports	Acquisition by Admiral Acquisition	£2,577	12.5	na
Dec 05	PD Ports	Acquisition by BBI	£336	13.2	na

Source: Grant Samuel analysis (see Appendix 4).

Further details on these transactions are set out in Appendix 4. The following factors are relevant to consideration of the transaction evidence:

- a large number of transactions in the port industry in recent years involved Prime and other global infrastructure players (such as RREEF Infrastructure). Prior to 2008, Prime was an acquirer of ports in an environment where there was high demand for infrastructure assets and relatively cheap and easy access to debt and equity. Following the onset of the global financial crisis in 2008 transaction flow in the port industry has virtually stopped and continuing economic uncertainty in Europe and the United States is likely to limit the range of prospective purchasers. Consequently, current valuation parameters are likely to be lower that that for the 2005-2007 period;
- most of the ports involved in transactions were originally either privately held or divisions of public companies. Consequently, in many cases relatively little financial information was disclosed in relation to earnings of the relevant assets;
- with the exception of the Euroports business, the OOIL (Orient Overseas International Limited) terminal division, PEEL Ports, PD Ports and Patrick Corporation transactions, all of the transactions disclosed above involve single port assets. This contrasts with Euroports, which is a portfolio of medium sized port operators, generally with dominant market positions; and
- the multiples implied by the sale of 40% of Euroports to Antin and Arcus (subject to share equalisation) in July 2009 are overstated to the extent that the final percentage sold to Antin and Arcus is likely to be considerably more than 40% for no additional consideration. At the time of the transaction limited synergies had been achieved and each of the ports in the portfolio continued to operate autonomously (which continues to be the case); and

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- EBITDA multiples for listed port businesses internationally based on share prices as at 17 September 2010:

Sharemarket Ratings of Selected Listed Port Businesses

Company	Market Capitalisation (millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
Global				
DP World	US$9,080	12.1	10.9	9.7
United Kingdom and Europe				
Hamburger Hafen und Logistik	€2,022	9.5	9.3	8.4
Forth Ports	£610	10.1	9.2	8.7
Eurokai	€383	5.6	5.3	4.6
Asia				
Shanghai International	CNY88,371	13.2	10.4	9.6
China Merchants	HK$70,383	16.4	12.6	11.4
Cosco Pacific	US$4,111	16.9	12.9	10.9
Tianjin Port Company	CNY14,252	10.5	8.3	7.4
Tianjin Port Development	HK$10,777	236.9	7.5	6.5
Shenzhen Chiwan Wharf	CNY8,582	11.5	9.3	8.6
Dalian Port (PDA)	CNY8,012	9.0	7.3	6.0
Xiamen International Port	CNY3,496	7.6	6.4	5.8
Bintulu Port	MYR2,612	12.7	11.1	10.2
Australia and New Zealand				
Asciano	A$4,828	11.0	9.0	7.9
Port of Tauranga	NZ$904	12.9	11.6	11.2
Lyttelton	NZ$239	10.2	9.4	8.8

Source: Grant Samuel analysis (see Appendix 3)

A detailed analysis of these companies is set out in Appendix 3.

The following factors are relevant to consideration of these multiples:

- the multiples for the listed companies are based on share prices and therefore do not include a premium for control;
- all of the companies have a 31 December year end with the exception of Asciano Limited, Lyttelton Port Company Limited and Port of Tauranga Limited which have 30 June year ends. The multiples of earnings implied by the valuation of Euroports have been calculated on 30 June year end earnings;
- the first forecast year EBITDA multiples vary widely (in the range 6-12 times). Multiples for large diversified port companies operating at a number of ports (e.g. DP World) or in higher growth regions (e.g. China, Malaysia) are generally at the high end of this range while lower multiples are represented by smaller port operators often operating at a single port (e.g. Xiamen) and in particular those in lower growth regions such as Europe (e.g. Eurokai);
- China Merchants Holdings (International) Company and Tianjin Port Development Holdings Limited recently announced acquisitions and consequently, their historical and first year forecast multiples are not meaningful; and
- most of the companies have government controlled entities as major shareholders.

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Net Borrowings

As at 31 July 2010, Euroports had net borrowings of €480.5 million, comprising external debt (including finance leases) of €579.6 million and cash of €99.1 million.

Other Assets and Liabilities

Other assets and liabilities of Euroports have been valued at €40 million and represent:

- the mark-to-market value of Euroports' interest rate hedges as at 31 July 2010 of €(50.8) million;
- carried forward revenue tax losses of $15.2 million ($4.0 million tax shield). Grant Samuel has attributed a present value to the losses based on the expected utilisation and discounted this value to reflect that an acquirer is unlikely to pay full face value;
- equity accounted investments (other than Rostock), other investments and other financial assets of €4.7 million; and
- a net receivable of €4.0 million in relation to deferred settlement amounts.

6.4.5 Tas Gas

Summary

Grant Samuel has estimated the value of the equity in Tas Gas to be in the range $162-182 million:

Tas Gas - Valuation Summary ($ millions)	Value Range	
	Low	High
Value of Tas Gas business operations	160.0	180.0
Tas Gas net cash	2.2	2.2
Value of equity in Tas Gas	**162.2**	**182.2**

The value attributed to the Tas Gas business operations is an overall judgement having regard to DCF analysis and multiples of EBITDA. Given the start up nature of the business, the primary focus was on DCF analysis. However, the objective of the valuation process is to determine a value that is consistent with both the market evidence (i.e. in future years once the business has reached a steady state) and the output of DCF analysis.

DCF Analysis

The DCF model for Tas Gas is long term commencing on 1 August 2010 and extending for 20 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 7.0-7.5%.

The outcome of the base case DCF analysis is net present values in the range $193.6-223.1 million.

As with any long term projections, especially for an early stage business like Tas Gas, there are inherent uncertainties about future events and outcomes. The key driver of the net present values for Tas Gas is its ability to increase future gas prices for residential and commercial network users. Accordingly, Grant Samuel has considered a number of scenarios:

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Tas Gas – Summary of DCF scenarios	
Scenario	**Description**
Scenario A	Represents the "base case". It assumes that gas network prices for residential and commercial users increase at 10% per annum from 1 July 2010 to 30 June 2013, reverting to inflationary growth of 2.5% per annum thereafter
Scenario B	Assumes that less aggressive gas network price increases can be passed through to residential and commercial users compared to Scenario A, reverting to inflationary growth after the second forecast financial year i.e. beginning 1 July 2012
Scenario C	Assumes that less aggressive gas network price increases can be passed through to residential and commercial users compared to Scenario A, reverting to inflationary growth after the first forecast financial year i.e. beginning 1 July 2011

The output of the DCF analysis is summarised below:

Tas Gas – DCF Analysis ($ millions)		
Discount rate	**7.50%**	**7.00%**
Scenario A	193.6	223.1
Scenario B	185.3	213.8
Scenario C	169.9	196.3

The value range of $160-180 million straddles the low end of the range of net present values produced by Scenario C. While this may appear conservative, Grant Samuel considers this to be appropriate given the risk associated with a start up business generally and, more specifically, Tas Gas's ability to pass through aggressive price increases year on years through to 30 June 2013 while continuing to grow gas volumes significantly.

Earnings Multiple Analysis

The valuation range of $160-180 million for Tas Gas's business operations implies the following multiples:

Tas Gas – Implied EBITDA Multiples			
	Parameter ($ millions)	**Value Range**	
		Low	**High**
Enterprise Value range ($ millions)		**160**	**180**
Multiple of EBITDA			
Year ended 30 June 2010 (actual)[36]	6.5	24.5	27.6
Year ending 30 June 2011 (model forecast)	9.3	17.2	19.3
Year ending 30 June 2012 (model forecast)	10.4	15.4	17.3

[36] EBITDA for the year ended 30 June 2010 of $6.5 million does not match EBITDA shown in the table on page 13 of this report of $6.6 million as it is net of intercompany management fees that are eliminated on consolidation but are costs that would otherwise be incurred at the asset level if it was a stand alone entity.

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Recent transaction evidence for gas transmission and distribution businesses in Australia is set out below:

Recent Transaction Evidence – Gas Distribution

Date	Target	Transaction	Consid-eration ($ millions)	EBITDA Multiple (times) Historical	EBITDA Multiple (times) Forecast
Apr 07	Envestra	Acquisition of 17.2% by APA	990	12.7	13.1
Apr 07	SEA Gas Pipeline	Acquisition of 33.3% by APA	400	na	14.5
Nov 06	AIH	Acquisition by Alinta	956	14.3	14.5
Oct 06	Allgas	Acquisition by APA	521	na	18.1
Aug 06	GasNet	Takeover by APA	452	13.9	13.3
Apr 06	AGL Infrastructure	Acquisition by Alinta	6,500	13.0	12.6
Sep 05	AIH	IPO	926	17.4	14.2
Feb 05	Carpentaria Gas Pipeline	Acquisition of 30% by APA	327	na	na
Aug 04	Dampier to Bunbury Natural Gas Pipeline	Acquisition by DUET/Alinta/Alcoa	1,860	na	11.1
Aug 04	45% of Southern Cross Pipelines/100% of Parmelia Gas	Acquisition by APA	206	8.3	na
Mar 04	Duke Energy Australian and New Zealand assets	Acquisition by Alinta	1,690	17.0	15.5

Source: Grant Samuel analysis (see Appendix 4)

Further details on these transactions are set out in Appendix 4. The following factors are relevant to consideration of the transaction evidence:

- the transactions involve predominantly gas transmission pipelines rather than gas distribution assets. The only transactions involving gas distribution assets are the acquisitions of Envestra, Allgas Energy Pty Limited ("Allgas") and AGL Infrastructure. The Allgas transaction is at higher multiples (18.1 times forecast EBITDA) than other recent gas distribution transactions (in the range 12.5-13 times forecast EBITDA), although this may reflect the fact that APA owned the transmission network that supplied the Allgas distribution network which may have resulted in synergies not usually available in infrastructure acquisitions;

- while APA's acquisition of a 17.2% interest in Envestra and a 33.3% interest in SEA Gas Pipeline are for minority interests, they are both strategic interests; and

- the IPO of AIH reflects the value of a portfolio interest and therefore the implied multiples, theoretically, do not include a premium for control. The forecast EBITDA multiple for the AIH listing is nevertheless relatively high.

There have been no transactions in the gas transmission or distribution sector in Australia in the last three years and none post the global financial crisis. Given the lack of recent transaction evidence in Australia, and the decline in trading multiples of comparable companies compared to multiples at the time of the most recent transaction evidence, in Grant Samuel's view appropriate Australian transaction multiples in today's market will be towards the low end of the range of transaction multiples set out above.

The EBITDA multiples for listed entities involved in gas distribution in Australia are set out in Section 6.3.3 of this report. Australian gas transmission and distribution entities (i.e. Envestra and DUET) trade at multiples of 9.5-9.8 times forecast EBITDA.

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260 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Tas Gas is a start up business and as a result, the implied multiples for Tas Gas over the next two years are very high compared to transaction multiples for gas distribution businesses (of 12.5-13 times forecast EBITDA) and trading multiples for gas distribution businesses (of 9.5-9.8 times forecast EBITDA). This reflects the fact that significant growth in EBITDA is expected over the next four years (with average annual growth in EBITDA of more than 25%) as a result of contracts with new, high volume industrial customers and increasing mass market penetration (residential and commercial customers). The implied forecast EBITDA multiples for the year ending 30 June 2014 (once the Tas Gas business reaches a more steady state) are lower than the forecast EBITDA multiples implied by transactions involving gas distribution businesses and consistent with the forecast EBITDA multiples of comparable listed gas distribution businesses. In Grant Samuel’s opinion, this is reasonable given that: there is risk associated with achieving the growth in gas volumes and earnings; these multiples are four years into the future and reflect growth in the existing business over this period; and Tas Gas also has a retail business and retail businesses generally change hands at lower multiples in comparison to distributors because they are more vulnerable to changes in gas costs. Net Borrowings At 31 July 2010, Tas Gas had no borrowings and cash (including restricted cash) of $2.2 million. 6.5 AET&D and CSC Grant Samuel has attributed no value to Prime’s legal interest in AET&D and CSC. Prime has granted an option to the EPS Holders to receive any net proceeds (after repayment of borrowings) from the sale of AET&D and has issued Brookfield Asset Management and its affiliates an option to acquire CSC for nominal proceeds. These options are for a period of 12 months (with the option to extend for a further two periods of 12 months). Prime and Brookfield Asset Management have agreed to use reasonable endeavours to sell these assets as soon as practicable and are in the process of preparing the assets for sale. These sale processes are being conducted in conjunction with the lenders to the assets (with both assets having debt maturing in early 2011). Prime expects that the sale processes will be completed within the three year periods of the option agreements. Although the option agreements are silent on the position at the end of three years, Prime has advised that if the assets have not been sold, it would extend the option agreements to enable a sale of the assets to be completed. On this basis, the net proceeds (if any) will not flow to Prime and Prime’s legal interest in these assets therefore has no value. In any event, it is a condition of the Proposal that the in specie distribution of shares in AET&D Holdings to Prime securityholders announced on 23 August 2010 is completed and, therefore, no interest in AET&D will be held by Prime. However, in relation to AET&D, Prime is party to an umbrella agreement and a participation deed relating to assets acquired from Alinta. Under these agreements Prime is responsible for its proportionate percentage (17.55%) for any unallocated liabilities that do not relate specifically to a consortium business. While this is a contingent liability for Prime, the amount of any payment that may be required to be made under these agreements is not able to be quantified. On this basis, Grant Samuel has not recognised any potential liability in relation to these agreements. 81

SCHEME BOOKLET 261 ANNEXURE A Independent Expert’s Report GRANT SAMUEL 6.6 Corporate Costs Prime’s unallocated corporate costs are currently around $25 million per annum. Unallocated corporate costs represent the cost of running Prime’s head office and include: the Prime executive office (such as costs associated with the offices of the Managing Director and Chief Financial Officer, company secretarial and legal, planning and development, corporate affairs, treasury, tax etc.); listed company and trust costs (such as director fees, annual reports and securityholder communications, share registry and listing fees, distribution processing and fees to the responsible entity of the trusts etc.); and certain group shared services (such as human resources, information technology etc.) not fully recharged to the business operations during the year. The valuations of Prime’s assets do not reflect these corporate costs. Therefore, separate allowance has been made for corporate costs. In the year ended 30 June 2010, $4.5 million of these corporate costs were allocated to Prime’s wholly owned business operations (i.e. Tas Gas, IEG and WestNet Rail) and DBCT for the purposes of asset level financial reporting. In comparison, the asset models on which the valuation of these business operations are based do not reflect these recharged corporate costs. As these are costs that would otherwise be incurred at the asset level on a stand alone basis, Grant Samuel has included these costs in the relevant asset models. An acquirer of Prime could potentially realise very significant savings of corporate costs. However, some level of costs would remain and would need to be assumed by the acquirer. Alternatively, if Prime’s assets were realised in an orderly fashion over a period of some years, it is likely that some corporate costs would run down over time as the asset portfolio was liquidated. It is difficult to estimate with any precision what the likely level and rate of cost savings would be in this scenario. Grant Samuel has incorporated in its valuation of Prime an allowance of $100-120 million in respect of corporate costs, representing the capitalised value of corporate costs that might remain following the acquisition of Prime, or, alternatively, the costs that might be incurred in an orderly realisation of the assets of Prime. 6.7 Corporate Net Cash/(Borrowings) Prime’s net cash for valuation purposes is $130.3 million: Prime — Corporate Net Cash/(Borrowings) for Valuation Purposes $ millions Borrowings (213.7) Cash 370.3 Distribution for the June 2010 quarter (paid on 31 August 2010) (26.4) Net cash for valuation purposes 130.3 Source: Prime Borrowings represents the face value (in A$) of secured bonds (NZ$147.1 million) and SPARCS (NZ$119.0 million) at 31 July 2010. Cash includes restricted cash of $5.1 million at 31 July 2010. 82

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6.8 Other Assets and Liabilities

Prime's other assets and liabilities have been valued in the range $(19.4)-8.7 million and represent:

- settlement of the dispute with the ATO regarding the deductibility of certain payments relating to DBCT as a result of which Prime will receive approximately $43 million;
- the value attributed to net carried forward income tax losses brought to account in Prime's balance sheet at 30 June 2010 of $53.3 million (carried forward income tax losses of $79.5 million net of the $26.2 million of income tax losses within the tax consolidated group owed to DBCT). Prime expects to utilise these losses within the next eight years. Grant Samuel has attributed a value of $14.1-42.2 million to tax losses. This value has been calculated based on the net present value of the tax losses as they expect to be utilised over the next eight years discounted by 75% at the low end and by 25% at the high end of the range to reflect the uncertainty about utilisation that potential buyers would have;
- net one off receipts (an insurance receivable net of staff retention payments) of $1.2 million;
- deferred settlement amounts owing to minority interest holders in Euroports of $67.4 million; and
- the mark to market loss in relation to hedges at 31 July 2010 of $10.3 million.

6.9 Previous Valuation

Grant Samuel prepared an independent valuation of Prime's assets (along with other assets owned by BBI at the time) in an independent expert's report dated 9 October 2009 for BBI shareholders in relation to the Recapitalisation.

Set out below is a comparison of the previous valuation of BBI's interests in the relevant assets (adjusted to reflect Prime's current ownership interest in the assets) to the current assessment of value for Prime's interest in these assets:

Prime – Comparison of Grant Samuel Valuations ($ million)

	Grant Samuel Valuation Report			
	9 October 2009 (adjusted to reflect current ownership interests)		17 September 2010	
	Low	High	Low	High
Utilities operations	585	727	600	731
Fee for service operations	1,161	1,374	944	1,153
Value of interests in assets	**1,746**	**2,101**	**1,544**	**1,884**

This analysis indicates that there has been a reduction in the overall value of the interests in assets in the range $202-217 million. There have been movements in all of the asset valuations as the valuations are of equity interests and while the value of the business operations may not have changed materially, the value of the interests in the assets has been impacted by movements in net borrowings and other assets and liabilities (in particular, the mark to market of hedges). There have also been movements in the exchange rates at which the valuations of assets outside Australia were translated to A$ equivalents. The reduction in overall value is primarily a result of a net reduction in the value attributed to Prime's interests in its fee for service operations, which relates to a decline in the value of the business operations of NGPL as a result of the FERC settlement partially offset by an increase in the value of the business operations of WestNet Rail.

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SCHEME BOOKLET 263 ANNEXURE A Independent Expert’s Report GRANT SAMUEL 7 Value of the Consideration under the Proposal 7.1 Summary Under the Proposal, Prime securityholders (other than Brookfield Infrastructure) will receive 0.24 Brookfield limited partnership units for each Prime stapled security. Alternatively, Prime securityholders can (subject to the limitations described in Section 1 of this report) elect to receive cash of US$4.08557 per Prime stapled security in lieu of Brookfield units. Prime securityholders will also be entitled to receive a distribution of 7.5 cents per stapled security in respect of the quarter ended 30 September 2010, payable on or about 30 November 2010. Grant Samuel has attributed a value to the scrip consideration of US$4.08-4.32 per Prime stapled security based on a value range for Brookfield units of US$17.00-18.00. No adjustment has been made for the September distribution to be received by Prime securityholders as it is reflected in the value attributed to Prime. The value range per Brookfield unit is relatively wide. Grant Samuel considers this to be appropriate given the relatively low level of liquidity of Brookfield units, equity market volatility during the short period of time since the announcement of the Proposal and the targeted growth in distributions. The value of the scrip consideration will vary with movements in the Brookfield unit price. Accordingly, until the Proposal is implemented, Prime securityholders that do not elect to receive cash are exposed to changes in overall equity market conditions and specific events that could impact the Brookfield unit price. The actual value received could therefore ultimately exceed, or be less than, US$4.08-4.32 per Prime stapled security. The cash alternative of US$4.085 per Prime stapled security is at the low end of the range of values estimated for the scrip consideration. The actual value received by Prime securityholders under either consideration alternative is also subject to movements in foreign exchange rates. This is discussed in Section 8 of this report. 7.2 Approach The Proposal involves a change of control of Prime. For the purposes of takeover analysis, the relevant test for Prime securityholders is the expected market value of the units in Brookfield received as consideration. This assessment requires an estimate of the trading price for Brookfield after the Proposal is implemented (rather than a pre bid price). It is normal practice to use the post announcement market price as the starting point for estimating the value of an offer. An alternative method is to estimate the underlying value of the combined entity and then to apply a discount to reflect a portfolio interest. However, access to the detailed financial and operational information (such as earnings and operational forecasts or asset plans) of both parties is required to undertake such a fundamental analysis of the value of the consideration. Furthermore, the consensus view of a well traded market is likely to be a more reliable estimate than that of a single external observer. In this case, Grant Samuel has not had access to the detailed financial and operational information of Brookfield. Consequently, Grant Samuel has had regard to the market price of Brookfield and addressed the following questions: is there any reason why the market price is not a true reflection of the fair market value of Brookfield units? For example, there could be important information about the business which would affect the unit price but is not in the public domain; and 57 Based on the five day VWAP for Brookfield units immediately prior to announcement of the Proposal (US$17.02). 84

264 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL will the proposed transaction, if implemented, have a material impact on Brookfield’s financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the unit price? In considering these questions, Grant Samuel has: analysed the recent trading in Brookfield units; reviewed broker analyst research on Brookfield; and analysed the impact of the Proposal on Brookfield’s key financial metrics. 7.3 Brookfield’s Unit Price Performance Brookfield’s unit price performance since listing in January 2008 is discussed in Section 5.7 of this report. Participation in the Recapitalisation in November 2009 resulted in a substantial change in the size and scope of Brookfield’s underlying operations. Between November 2009 and 20 August 2010 (the last day of trading prior to announcement of the Proposal), Brookfield units traded broadly in the range US$14.95-18.66 (at a VWAP of US$16.62) . The units traded at the low end of the range in mid May 2010, immediately following KMI’s announcement of a material impairment to the value of its 20% interest in NGPL as a consequence of the confidential in principle FERC settlement. Brookfield - Unit Price and Trading Volume (November 2009 - September 2010) $22.50 $20.00 $17.50 $15.00 $12.50 $10.00 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Volume — Brookfield Announcement of the proposal Daily Volume (000’s) 900 800 700 600 500 400 300 200 100 0 Unit Price (US$) Source: Bloomberg Trading in Brookfield units is not highly liquid with annualised turnover of less than 80% of units on issue. This, together with market reaction in May 2010 to KMI’s impairment of its 20% investment in NGPL, may account for the width of the trading range. Nevertheless, with the exception of the period during May 2010, Brookfield units have generally traded around net asset backing and at distribution yields in the range of 6.3-6.9%. Since announcement of the Proposal on 23 August 2010, there has been increased trading activity and the unit price has been in the range of US$16.96-19.19 per unit and at a VWAP of US$17.57. The trading range equates to distribution yields of 6.5-7.3% based on the target distribution of 85

SCHEME BOOKLET 265 GRANT SAMUEL ANNEXURE A Independent Expert’s Report US$1.24 per unit for the year ending 31 December 2011. The top end of the range represents a premium to Brookfield’s pro forma net asset backing which is US$17.0358 per unit. In considering whether Brookfield’s recent unit price performance and current unit price reflect the prima facie view of an informed market, Grant Samuel has considered the performance of Brookfield relative to both its infrastructure peers and to the market generally. The following graph illustrates the performance of Brookfield units since November 2009 relative to the S&P 500 Index59 and the Dow Jones Brookfield Global Infrastructure Index (“DJBGI”)60: Brookfield vs Dow Jones Brookfield Global Infrastructure Index vs S&P 500 Index (November 2009 - September 2010) 130 125 120 115 110 105 100 95 90 85 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 — Brookfield S&P 500 DJBGI Source: Bloomberg Brookfield’s performance has mirrored movements in both indices since the Recapitalisation with periods of outperformance. The period since announcement of the Proposal has been one of some volatility in the equity markets. Notwithstanding this, Brookfield units have generally strengthened since the announcement. In Grant Samuel’s opinion, there is no evidence to suggest that Brookfield is trading (even since announcement of the Proposal) on a basis out of line with the market or its peer group. Non Public Information Brookfield is a “foreign private issuer” under United States securities regulations and a “SEC foreign issuer” under Canadian securities regulations. In general it is required to keep the market informed of events and developments in a timely manner as they occur. Once Brookfield becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of its units, it must inform the market that information. Brookfield management has confirmed to Grant Samuel that in relation to its existing business it is not aware 58 Based on pro forma merged net assets of US$1,939 million and 113.9 million Brookfield units on issue (including 50.7 million new units being offered as consideration under the Proposal). The exact number of units on issue following implementation of the Proposal depends on the take up under the liquidity facility. 59 The S&P 500 Index consists of 500 large capitalisation entities traded on stock exchanges in the United States including the NYSE and the NASDAQ. 60 The Dow Jones Brookfield Global Infrastructure Index measures the performance of stocks with strong infrastructure characteristics (i.e. constituents are required to have more than 70% of cash flows derived from infrastructure lines of business) with coverage of all sectors of the infrastructure market. 86

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of any information that has not been publicly disclosed that would have a material impact on its unit price.

Broker Forecasts

Brookfield is followed by six brokers on a regular basis. Since announcement of the Proposal five of these brokers have issued reports (four with price targets), one is restricted due to involvement in the transaction and one has not issued a report. A summary of the broker recommendations is set out below:

Brookfield – Broker Target Prices

Broker	Date of Report	Target Price (US$)
Broker 1	27 August 2010	20.00
Broker 2	23 August 2010	20.00
Broker 3	23 August 2010	19.00
Broker 4	23 August 2010	restricted
Broker 5	23 August 2010	none provided

Source: brokers' reports

The target price generally represents 12 month price targets rather than current valuations and since the announcement Brookfield has traded below these prices. While no clear conclusion can be drawn from this analysis, the broker target prices do provide evidence as to the market expectation for Brookfield units following completion of the acquisition of Prime. At a minimum, there is nothing to suggest that Brookfield units are currently overpriced.

7.4 Impact of the Proposal

The acquisition of Prime would have a significant impact on Brookfield's operations and financial metrics.

The market has had limited financial information on the merged entity. No detailed financial information on the merged Brookfield was provided at the time of announcement of the Proposal. The Scheme Booklet only includes pro forma historical financial information for the merged entity for the 12 months ended 31 December 2009 and the six months ended 30 June 2010 and does not include any projections for Brookfield nor any indication of synergies or costs associated with the Proposal. On the other hand, analysis of the Proposal is reasonably straightforward and there is no real change in the nature of Brookfield other than it will increase its interest in Prime from 39.9% to 100%.

The pro forma net assets of Brookfield as at 30 June 2010 increase from US$1,060 million to US$1,939 million and net asset backing is estimated to increase from US$16.78 to US$17.03 per unit. However, of greater importance to unitholders in an entity such as Brookfield is the impact on cash distributions. In that regard, Brookfield has announced that upon completing the acquisition of 100% of Prime, it intends to increase its target annual distribution in the year ended 31 December 2011 from US$1.10 to US$1.24 per unit (an increase of 13%) subject to board approval based on business conditions at that time. The estimated distribution is at the low end of Brookfield's targeted payout ratio of 60-70% of funds from operations due to the opportunity to invest capital in growth projects in its asset portfolio. On the basis of the estimated distribution, distribution yields in the range of 6.0-7.0% would indicate an increase in the unit price above US$17.50. Furthermore, Brookfield is targeting growth in distributions of 3-7% per annum in subsequent years.

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SCHEME BOOKLET 267 GRANT SAMUEL ANNEXURE A Independent Expert’s Report 7.5 Conclusion The short period of time since announcement of the Proposal and the volatility in trading in that period means that it is not possible to be definitive about the likely market value of Brookfield units after the Proposal is implemented. However, Grant Samuel’s judgement is that a Brookfield unit price of US$17.00 -18.00 is a reasonable estimate. At prices in this range, Brookfield would be trading at estimated future distribution yields in the range of 6.9 -7.3% and in line with or at a modest premium to pro forma net asset backing. The value range relative to recent Brookfield unit prices is show below: Brookfield - Unit Price (November 2009 - September 2010) Unit Price (US$) $20.00 $19.00 $18.00 $17.00 $16.00 $15.00 $14.00 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Source: Bloomberg 88

268 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL 8 Evaluation of the Proposal 8.1 Conclusion In Grant Samuel’s opinion, the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders, in the absence of a superior proposal. Grant Samuel has estimated the full underlying value of Prime, including a control premium, to be in the range $4.36-5.47 per stapled security. The value range is relatively wide because Prime is a holding company with investments in operating assets, each with its own asset level gearing. Grant Samuel has assessed a value for the scrip consideration under the Proposal of $4.36-4.62 based on an estimated value for Brookfield units of US$17.00-18.00 and an A$/US$ exchange rate of A$1 = US$0.935961. This range compares to the closing Brookfield unit price on 17 September 2010 of US$18.70 and a VWAP subsequent to the announcement of the Proposal of US$17.57. The cash consideration under the liquidity facility of US$4.085 per stapled security has a value of $4.36 based on an A$/US$ exchange rate of A$1 = US$0.935961, which is equivalent to the low end of the value range for the scrip consideration. The assessed value of the consideration falls within Grant Samuel’s estimate of the full underlying value for Prime. Accordingly, the Proposal is fair and therefore it is reasonable. As the Proposal is fair and reasonable to Prime securityholders, it is in the best interests of Prime securityholders. The assessed value of the consideration is towards the low end of Grant Samuel’s estimate of the value of Prime. Accordingly, as the consideration offered under the Proposal consists of units in Brookfield or cash in US$ (under the liquidity facility), movements in the Brookfield unit price or the A$/US$ exchange rate could result in the value of the consideration falling below the low end of Grant Samuel’s valuation range for Prime. However, unless there were sustained material adverse movements in the Brookfield unit price or exchange rates, it is likely that even if the Proposal was not fair it would still be reasonable. On this basis, the Proposal would continue to be in the best interests of Prime securityholders. This is because: the Proposal represents a premium of 26.9-27.9% to the closing price on 20 August 2010, the day prior to announcement of the Proposal, and a premium of 29.3-31.1% to the VWAP for the month prior to the announcement. This premium is consistent with those typically seen in takeover offers. Prior to the announcement of the Proposal, Prime stapled securities had not traded at prices above $4.29 since the first day of trading post completion of the Recapitalisation; no alternative acquisition proposal has been received at the date of this report and such a proposal is unlikely. As Brookfield has an existing 39.9% interest in Prime, any alternative acquisition proposal could not succeed without the agreement of Brookfield; the Proposal enables small registered securityholders to elect to receive cash consideration for all their Prime stapled securities and avoid the complexities of holding a foreign security not listed on the ASX; for those Prime securityholders that exchange their Prime stapled securities for units in Brookfield, the Proposal provides the potential for an uplift in distributions per security and participation in any upside as a result of the merged entity’s increased scale, diversification and ability to fund growth opportunities; and the status quo, with Prime remaining as a stand alone, ASX listed entity with a 39.9% cornerstone investor, is not an alternative for Prime securityholders. If the Schemes do not become effective, Brookfield will make the Offer. The implications of the Offer for Prime securityholders will depend on the level of acceptances received by Brookfield. Since announcement of the Proposal, Prime stapled securities have traded in the range $4.21-4.70. If Brookfield does not move to compulsory acquisition, it is likely that, in the absence of the 61 The closing A$/US$ exchange rate on 17 September 2010.

SCHEME BOOKLET 269 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Proposal, Prime stapled securities would trade in the short term at prices significantly below the value of the consideration being offered and the post announcement trading range. There are risks and disadvantages, particularly for those Prime securityholders exchanging their Prime securities for units in Brookfield (such as exposure to different assets and a different governance structure). However, in Grant Samuel’s opinion, these do not outweigh the benefits of the Proposal. 8.2 Fairness Grant Samuel has estimated the full underlying value of Prime, including a control premium, to be in the range $4.36-5.47 per stapled security. The value was estimated having regard to both DCF analysis and multiples of EBITDA (and RAB where appropriate). The valuation is set out in Section 6 of this report. Grant Samuel’s valuation range is relatively wide because Prime is a holding company with investments in operating assets, each with its own asset level gearing. The value attributed to the consideration under the Proposal is: $4.36-4.62 per stapled security based on an estimated market value of Brookfield units of US$17.00-18.00 and an A$/US$ exchange rate of A$1 = US$0.9359 62; and $4.36 per stapled security based on the cash offered under the liquidity facility of US$4.085 per stapled security and an A$/US$ exchange rate of A$1 = US$0.9359 62. The assessment of the value of the consideration is set out in Section 7 of this report. The assessed value of the consideration falls within Grant Samuel’s estimate of the full underlying value for Prime and, therefore, the Proposal is fair. While it could be argued that the Proposal has been made in the context of difficult world economic and market conditions, and that greater value may be able to be achieved in a more favourable environment: Prime securityholders are being offered scrip in the merged entity which enables them to maintain an exposure to any upside in Prime; Prime has a number of structural and operational challenges to overcome for the high end of Grant Samuel’s value range to be realised, in particular, its ability to fund substantial growth opportunities at the asset level (refer to Section 8.3.2 below); and there can be no guarantee of any short to medium term improvement in market or general economic conditions, and there is in fact a clear risk of a deterioration. In evaluating the fairness of the Proposal, there are a number of factors for securityholders to consider: the value of the consideration under the Proposal is affected by the A$/US$ exchange rate. The A$ has moved in the range US$0.8069-0.9470 over the last nine months and closed at A$1 = A$0.9359 on 17 September 2010. The average exchange rate over the last month (to 17 September 2010) was A$1 = US$0.9094; for Prime securityholders not electing to receive cash, the value of the consideration that they receive depends on the market price of Brookfield units at the time the consideration is paid; and the A$ value of Prime also depends on movements in a range of foreign exchange rates (namely, US$, NZ$, £ and €). 62 The closing A$/US$ exchange rate on 17 September 2010. 90

270 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL The impact of movements in the exchange rate and the Brookfield unit price on the cash and scrip alternatives is illustrated in the following table: Proposal — Value of Consideration (A$)63 A$/US$ Exchange Rate Brookfield unit price (US$) 0.97 0.96 0.95 0.94 0.93 0.92 0.91 0.90 0.89 0.88 0.87 17.00 4.21 4.25 4.29 4.34 4.39 4.43 4.48 4.53 4.58 4.64 4.69 17.02 4.21 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.70 (cash alternative) 17.10 4.23 4.28 4.32 4.37 4.41 4.46 4.51 4.56 4.61 4.66 4.72 17.20 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.69 4.74 17.30 4.28 4.33 4.37 4.42 4.46 4.51 4.56 4.61 4.67 4.72 4.77 17.40 4.31 4.35 4.40 4.44 4.49 4.54 4.59 4.64 4.69 4.75 4.80 17.50 4.33 4.38 4.42 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 17.60 4.35 4.40 4.45 4.49 4.54 4.59 4.64 4.69 4.75 4.80 4.86 17.70 4.38 4.43 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 17.80 4.40 4.45 4.50 4.54 4.59 4.64 4.69 4.75 4.80 4.85 4.91 17.90 4.43 4.48 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 4.94 18.00 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.88 4.91 4.97 As the value attributed to the consideration is towards the low end of the value range for Prime, there is a risk that a decline in the Brookfield unit price and/or a strengthening of the A$ against the US$ will cause the value of the consideration to fall below the assessed value of Prime. However: given the US$ denominated asset held within Prime, a strengthening of the A$ against the US$ will also reduce the A$ value of Prime stapled securities (an approximate $0.01 decline in value for each A$0.01 increase in the A$/US$ exchange rate). For example, at an exchange rate of A$1 = US$0.97, the value of Prime falls approximately $0.03 to $4.33-5.43 per stapled security; and since announcement of the Proposal, Brookfield units have traded at a VWAP of US$17.57. At this unit price, the value of the consideration is above the low end of Grant Samuel’s valuation range for Prime at exchange rates up to A$1 = US$0.9749. As the cash alternative is based on a fixed Brookfield unit price of US$17.02 (equivalent to US$4.085 per Prime stapled security), the value of the cash alternative only changes with movements in the A$/US$ exchange rate. The value of the cash alternative will fall below the valuation range for Prime at exchange rates above A$1 = US$0.9366. The A$/US$ exchange rate has traded above this level only briefly in the last nine months, in mid April 2010 (when it peaked at A$1=US$0.9388) and during the week ended 17 September 2010 (peaking at A$1 = US$0.9470 on 17 September 2010). 8.3 Reasonableness 8.3.1 Premium for Control Takeover transactions are commonly analysed by reference to the extent of the control premium. Based on the closing Brookfield unit price on 20 August 2010, the last trading day prior to announcement of the Proposal, the consideration represents the following premiums to the price at which Prime stapled securities traded in the period prior to the announcement: 63 The highlighted cells in the table represent those combinations of Brookfield unit prices and A$/US$ exchange rates at which the value of the consideration falls below Grant Samuel’s valuation range for Prime. 91

SCHEME BOOKLET 271 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Prime — Implied Premiums at Announcement (Scrip Alternative) Prime Brookfield A$/US$Value of Period price/ price/ exchange Scrip Premium VWAP VWAP rate64 Consideration Closing price on 20 August 2010 $3.60 US$17.15 0.8938 $4.61 27.9% 1 week VWAP to 20 August 2010 $3.54 US$17.02 0.8977 $4.55 28.5% 1 month VWAP to 20 August 2010 $3.50 US$17.25 0.9024 $4.59 31.1% 3 month VWAP to 20 August 2010 $3.60 US$16.48 0.8720 $4.54 26.0% 6 month VWAP to 20 August 2010 $3.74 US$16.97 0.8904 $4.57 22.3% Post Recapitalisation VWAP $3.80 US$16.63 0.8943 $4.46 17.4% The consideration offered under the liquidity facility of US$4.085 per Prime stapled security represents the following premiums to the price at which Prime stapled securities traded in the period prior to the announcement: Prime — Implied Premiums at Announcement (Cash Alternative) Period A$/US$Prime price/ exchange Value of Cash VWAP rate 64 Consideration Premium Closing price on 20 August 2010 $3.60 0.8938 $4.57 26.9% 1 week VWAP to 20 August 2010 $3.54 0.8977 $4.55 28.5% 1 month VWAP to 20 August 2010 $3.50 0.9024 $4.53 29.3% 3 month VWAP to 20 August 2010 $3.60 0.8720 $4.68 30.1% 6 month VWAP to 20 August 2010 $3.74 0.8904 $4.59 22.7% Post Recapitalisation VWAP $3.80 0.8943 $4.57 20.2% The premium based on daily prices over the period since completion of the Recapitalisation can be depicted graphically: Prime - Security Price vs Value of Consideration (November 2009 - August 2010) Price (A$) 5.50 5.00 4.50 4.00 3.50 3.00 2.50 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Prime daily security price — Value of scrip consideration - - - Value of cash consideration Source: IRESS, Bloomberg and Grant Samuel analysis 64 The exchange rates represent the average closing exchange rate over the relevant period. 92

272 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL The level of premiums observed in takeovers varies depending on the circumstances of the target and other factors (such as the potential for competing offers) but tends to fall in the range 20-35%. The premium being paid under the Proposal is consistent with those typically seen in takeover offers (particularly where there are limited synergies). This analysis shows that the premium has been fairly consistent over the last nine months other than immediately following the Recapitalisation and during the period during May 2010 when the Brookfield unit price was weaker following KMI’s announcement of a material impairment to the value of its 20% interest in NGPL. Prime stapled securities have not traded at prices above $4.36 (the bottom end of the range of values attributed to the consideration under the Proposal) since the first day of trading subsequent to the Recapitalisation when Prime stapled securities opened at $4.50 and traded as high as $4.57 before closing at $4.15. The high price of $4.57 was in relation to a single trade of 2,000 Prime stapled securities. The highest price on that day excluding that trade was $4.52 and the VWAP for the day was $4.36. Since the first day of trading post the Recapitalisation, Prime stapled securities have not traded above $4.29 and the VWAP up until 20 August 2010 was $3.80. In this context, Prime stapled securities: have traded at a significant discount to the issue price under the Recapitalisation (of $5.08 per stapled security); and could be regarded as not particularly liquid, reflecting a general lack of support in the Australian market and the fact that a large proportion of securityholders are based in North America. North American investors hold securities representing approximately 60% of Prime stapled securities (excluding those held by Brookfield). Prima facie, these factors may indicate that the trading price of Prime stapled securities does not reflect its fair sharemarket value (and that the control premium based on trading prices is overstated). However: the $5.08 issue price under the Recapitalisation was set prior to the announcement of the NGPL rate case on 20 November 2009 and the notice of stamp duty assessment in relation to WestNet Rail in January 2010; and although Prime is a less liquid stock now than it was prior to the Recapitalisation (with average weekly turnover post the Recapitalisation of 2.0% of securities on issue (excluding securities held by Brookfield) compared with average weekly turnover of 5.5% of weighted average securities on issue over the 12 month period prior to announcement of the Recapitalisation), its liquidity is not materially lower than other companies with a comparable free float listed on the ASX. 8.3.2 Alternatives In weighing up any offer, securityholders need to have regard to the alternatives that are realistically available to them. While Prime has agreed to a no shop provision and Brookfield has the right to match any unsolicited competing bid, these provisions do not prevent a more attractive alternative offer being made and there is no break fee payable should an alternative proposal be recommended by the Prime directors. However, as Brookfield has an existing 39.9% interest in Prime, an acquisition proposal by any other party could not succeed without the agreement of Brookfield. Grant Samuel is not aware of any alternative acquisition proposals or that Brookfield would have any interest in disposing of its securityholding in Prime. In any event, the consideration offered under the Proposal represents a fair price for 100% of Prime and it is unlikely that alternative bidders would be prepared to offer a 93

SCHEME BOOKLET 273 ANNEXURE A Independent Expert’s Report GRANT SAMUEL price equal to or higher than $4.36 -4.62 per stapled security, particularly given Brookfield’s right to match any competing bid. Since the announcement of the Proposal on 23 August 2010, there has been an opportunity for any other interested party to make a competing offer. No such offer has been made at the date of this report. Although a competing offer may be made at any time before the meetings for the Schemes, there appears little likelihood that an alternative bidder will make a more attractive offer for Prime. 8.3.3 Other Advantages and Benefits The Proposal has a number of other advantages and benefits for Prime securityholders: the vast majority (approximately 97%) of registered Prime securityholders hold 16,666 or fewer Prime stapled securities but collectively hold only 5.8% of securities on issue. The liquidity facility for up to 16,666 Prime stapled securities allows all of these small securityholders to elect to receive a cash consideration for all of their Prime stapled securities and to avoid the complexities of holding a foreign security not listed on the ASX; and for those Prime securityholders that exchange their Prime stapled securities for units in Brookfield, the Proposal provides: the potential for an uplift in distributions per security. If Brookfield is successful in acquiring 100% of Prime, it plans to increase its target annual distribution in calendar 2011 to US$1.24 per unit subject to Board approval and based on business conditions at the time. This is equivalent to a distribution per Prime stapled security of $0.318 (based on an exchange rate of A$1=US$0.935965), an effective 6.0% increase in the current annualised quarterly distribution per Prime security of $0.30 per year; and participation in any upside as a result of the merged entity’s increased scale, diversification and ability to fund growth opportunities. The merged entity will be a leading global infrastructure company with a market capitalisation of around US$1.7 billion (US$2.8 billion on a fully diluted basis24). Its strategy will be to continue to grow through a combination of investment in its existing businesses and acquisitions. Although Brookfield only commenced operations as a listed entity in January 2008 and does not have a long track record of performance, it is affiliated with and managed by Brookfield Asset Management, an experienced owner, operator and manager of over US$100 billion of assets with a track record of generating attractive long term returns on a per share basis (14.4% over the last 20 years and 23.0% over the last 10 years, inclusive of dividends). 8.3.4 Disadvantages and Risks Disadvantages and risks arising from the Proposal include the following: Prime securityholders that exchange their Prime stapled securities for units in Brookfield will have a changed investment risk profile: although the Prime securityholders will continue to invest in a diversified portfolio of infrastructure assets, there will be exposure to different asset classes (timber, social infrastructure, power), geographies (South America) and regulatory regimes. Prime securityholders will also have a lower exposure to Prime’s assets as they will collectively hold between 29.2% 66 and 40.9% 67 of Brookfield units (between 21.1% and 29.6% on a fully diluted basis) compared to the 60.1% interest in Prime that they currently hold; 65 The exchange rate as at 31 August 2010. 66 Calculated assuming that the full US$300 million is utilised to pay cash consideration to Prime securityholders. 67 Calculated assuming that all Prime securityholders take scrip other than ineligible foreign securityholders. 94

274 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL the governance structure of Brookfield and the rights attaching to Brookfield limited partnership units are significantly different to the structure of Prime and the rights of Prime securityholders. In particular: - Brookfield is externally managed and controlled by its general partner (a wholly owned subsidiary of Brookfield Asset Management) rather than a board of directors; and - neither Brookfield nor its unitholders are entitled to participate in partnership decisions or vote on matters relating to Brookfield Infrastructure (Brookfield’s only material asset) and are not able to remove the general partner; and Australian Prime securityholders will hold securities in a foreign listed company and there are likely to be complexities associated with the ability to trade securities listed on a foreign exchange. A description of the differences between Prime securities and Brookfield units, a profile of the merged entity and the risks relating to the merged entity are set out in Sections 5.3, 6 and 7 of the Scheme Booklet; for those Prime securityholders that receive cash consideration under the liquidity facility or the ineligible foreign securityholder facility, Prime has indicated that there is a risk that the US$300 million equity commitment from Brookfield may be insufficient, that market sales of Brookfield units will be required and that securityholders could receive less than US$4.085 per Prime stapled security. The US$300 million equity commitment provided by Brookfield Asset Management allows 73.1 million Prime stapled securities to be exchanged for cash. Based on analysis by Prime of the Prime security register at 31 August 2010: approximately 2% of securityholders are ineligible foreign securityholders with a combined holding of 17.5 million Prime stapled securities68. This equates to a cash requirement under the ineligible foreign securityholder facility of US$73.2 million; approximately 97% of registered securityholders each hold 16,666 or fewer Prime stapled securities with a combined holding of 20.3 million stapled securities. This equates to a cash requirement (assuming all of these securityholders elect to participate in the liquidity facility) of US$82.9 million; and even if the remaining 1% of registered securityholders (excluding Brookfield) each elect to participate in the cash alternative for 16,666 Prime stapled securities, this would only result in an additional cash payment of US$14.0 million. Based on this analysis, the US$300 million equity commitment is more than adequate. However, it is possible that there could be changes in the security register between now and completion of the Schemes that could result in a greater number of securityholders being able to elect to participate in the liquidity facility (e. g. if several of the large securityholders sold their interests in Prime to large numbers of retail investors). However, in Grant Samuel’s view, this would be an unlikely outcome; and Australian resident Prime securityholders will be treated as having disposed of their Prime stapled securities for tax purposes (whether they elect to participate in the liquidity facility or exchange their Prime stapled securities for units in Brookfield) and a capital gain may arise on disposal. No scrip for scrip rollover relief is available. However, it is unlikely that many Prime securityholders will realise a capital gain given that the vast majority of securities (approximately 94% of issued securities) were acquired at an issue price of $5.08 as part of the Recapitalisation. In addition, non Australian resident Prime securityholders should not be subject to Australian capital gains tax on any gain derived from the disposal of their Prime securities. 68 The size of the ineligible securityholder pool requires analysis of beneficial holders for certain jurisdictions. This involves an element of judgement and estimation based on available information and accordingly the analysis is not definitive. 95

SCHEME BOOKLET 275 ANNEXURE A Independent Expert’s Report GRANT SAMUEL In Grant Samuel’s opinion, while these disadvantages and risks are not inconsequential most have mitigating factors and they are not sufficiently material to change the conclusion that the Proposal is fair and reasonable to, and in the best interests of, Prime securityholders in the absence of a superior proposal. 8.3.5 Impact on Prime Securityholders if the Schemes are not Approved The status quo, with Prime remaining as a stand alone, ASX listed entity and Brookfield holding a 39.9% interest, is not an alternative for Prime securityholders. If the Schemes are not approved by Prime securityholders or do not become effective, Brookfield will make the Offer. In relation to the Offer: there is no minimum acceptance condition and therefore the Offer could result in Brookfield’s ultimate ownership being anywhere in the range from its current 39.9% interest to 100% of Prime; and the liquidity facility will not be available and therefore Prime securityholders will only be able to exchange their Prime securities for Brookfield units. • Brookfield’s rationale for the concurrent Offer is to ensure that Prime securityholders are able to obtain the scrip consideration offered regardless of the outcome of the Schemes. This is aimed at Prime’s North American securityholders, which (excluding Brookfield) hold approximately 60% of Prime’s stapled securities. There are three possible outcomes of the Offer for Prime securityholders: Brookfield obtains acceptances that increase its securityholding in Prime from 39.9% to less than 50%. In this situation, the position for Prime securityholders would not be materially different to the current position (albeit liquidity would be reduced). However, this outcome is considered unlikely given the rationale for the Offer. It is likely that many of the North American investors would accept the Offer; Brookfield obtains acceptances that increase its securityholding in Prime to more than 50% but less than 90%. In this situation: Brookfield will control Prime (control over general resolutions where it has an interest of more than 50% and control over special resolutions where it has an interest of more than 75%) and Prime securityholders will have a reduced ability to influence the election of Prime directors and decisions by Prime in general meeting; there may be an impact on distributions to remaining Prime securityholders as Prime’s distribution policy will be controlled by Brookfield; liquidity in the trading of Prime stapled securities would be further reduced; there are likely to be value leakages. For example, NGPL will be required to withhold United States interest withholding tax from the payment of interest on the Senior Notes held by Prime at a rate of between 10% (for Australian tax resident Prime securityholders) to 30% (for all other Prime securityholders) which will result in a reduction in the cash flow available for distribution to Prime securityholders of US$5- 15 million per annum (although Prime securityholders may be entitled to a credit for the United States withholding tax against tax payable in their country of residence); and while it is possible that Brookfield could make a subsequent higher offer to “mop up” the Prime minorities: - the likelihood would depend on the outcome of the Offer. There does not appear to be any strategic or financial imperative for Brookfield to own 100% of Prime given its willingness to make the Offer with no minimum acceptance condition; and - any future bid would depend on Prime’s future operating and financial performance and equity market conditions and may be less than the Offer; and 96

276 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Brookfield obtains acceptances that increase its securityholding in Prime to more than 90%, in which case Brookfield will move to compulsorily acquire all remaining Prime stapled securities. In this situation, Prime securityholders (other than ineligible foreign securityholders) will be forced to accept Brookfield units. Where Brookfield obtains acceptances to the Offer that increase its interest to less than 90% and Prime remains listed on the ASX, there will be implications for Prime securityholders: there are a number of large scale projects at the asset level that, if pursued, will require substantial capital contributions (e.g. the upgrade of the WestNet Rail lines connecting to the Port of Geraldton). Debt markets remain challenging for Prime as a stand alone entity and it is also difficult to raise equity at current security prices. There is no guarantee that Brookfield, as a majority securityholder, would provide additional financing support. An inability to finance these projects could result in Prime forgoing the expansion opportunities (and the increase in value associated with them) or diluting their interest in the assets; Prime will continue to incur costs that would otherwise be eliminated if Brookfield owned 100% of Prime (such as ASX listing costs and duplicated management teams); and there is likely to be an impact on the Prime security price. In view of the limited prospects of an alternative or higher offer, the fundamental question for Prime securityholders is whether there is a reasonable prospect of Prime stapled securities trading at a price higher than $4.36-4.62 within the foreseeable future if the Offer is not successful. Since announcement of the Proposal, Prime stapled securities have traded in range $4.21-4.70 and at a VWAP of $4.43. In Grant Samuel’s view, it is likely that, based on current market conditions, Prime stapled securities would trade in the short term at prices significantly below the value of the consideration being offered and the post announcement trading range. 8.3.6 Other Transaction Costs Prime has estimated that the total transaction costs of the Proposal will be approximately $10 million. These costs are one off costs and are not material in the overall context of Prime. Of the total transaction costs, approximately $5.5 million will have been incurred or committed at the time that Prime securityholders vote on the Schemes. Therefore, the additional transaction costs that will be incurred if the Schemes or the Offer proceed are approximately $4.5 million. Total transaction costs represent approximately 0.6% of the current market capitalisation of Prime. Ineligible Foreign Securityholders If the Schemes are implemented or the Offer proceeds, ineligible foreign securityholders will not receive Brookfield units. They will receive a cash price for their Prime securities based on the 20 day VWAP for Brookfield units ending on or about the completion date. They may also have to pay tax on any profit on disposal of their Prime securities (in their country of residence). However: their Prime securities will be sold for market value; they can acquire Brookfield units through the NYSE or the TSX if they wish to retain an exposure to the merged entity; and securityholders representing approximately 5.0% of Prime’s issued stapled securities are expected to be impacted by these provisions. 8.3.7 Taxation Issues The analysis set out below outlines the major tax consequences of the Proposal and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation 97

SCHEME BOOKLET 277 ANNEXURE A Independent Expert’s Report GRANT SAMUEL consequences of the Proposal for securityholders. Further details on the taxation consequences of the Proposal for Australian resident and non resident securityholders are set out in Section 10 of the Scheme Booklet. In any event, the taxation consequences for securityholders will depend upon their individual circumstances. If in any doubt, securityholders should consult their own professional adviser. Capital Gains Tax As Prime did not list on the ASX until June 2002, all Prime securityholders will have acquired their Prime stapled securities after 19 September 1985, and will realise a capital gain or a capital loss on disposal of their Prime stapled securities. Scrip for scrip rollover relief will not be available for those Prime securityholders exchanging their stapled securities in Prime for units in Brookfield. For those Australian resident securityholders that hold their Prime stapled securities on capital account and: elect to participate in the liquidity facility, the sale proceeds received will be US$4.085 per stapled security (equivalent to $4.36 at an A$/US$ exchange rate of A$1 = A$0.9359); and exchange their Prime stapled securities for units in Brookfield, the sale proceeds received should be the market value of the Brookfield units issued to the securityholder. As Prime stapled securities cannot be acquired or traded separately, an apportionment of the cost base, reduced cost base (adjusted for tax deferred distributions in the case of PIT and PIT2) and the sale proceeds between each share and unit will be required. A capital gain should arise where the sale proceeds received exceed the securityholder’s cost base in the relevant portion (i.e. each share in PIHL, each unit in PIT and each unit in PIT2) of the security. Prime securityholders who have held their securities for at least 12 months prior to implementation should be entitled to discount the amount of any capital gain (after the application of capital losses) by 50%. A capital loss should arise where the securityholder’s reduced cost base for the relevant portion of the security exceeds the sale proceeds. Non Australian resident Prime securityholders should not be subject to Australian capital gains tax on any gain derived from the disposal of their Prime stapled securities. Treatment of Brookfield Distributions Distributions received from Brookfield should be included in the Australian assessable income of a securityholder where they are paid out of profits of Brookfield. Securityholders should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable distributions for any foreign income tax withheld by Brookfield on future distributions. Distributions that comprise a return of capital from Brookfield should not constitute Australian assessable income and no foreign income tax offset would be available. 8.4 Securityholder Decision The decision whether to vote for or against the Schemes or accept or reject the Offer is a matter for individual securityholders based on each securityholder’s views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from securityholder to securityholder. If in any doubt as to the action they should take in relation to the Proposal, securityholders should consult their own professional adviser. Similarly, it is a matter for individual securityholders as to whether to buy, hold or sell securities in Prime or Brookfield. This is an investment decision independent of a decision on whether to vote for or against the Schemes or accept or reject the Offer upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard. 98

278 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL 9 Qualifications, Declarations and Consents 9.1 Qualifications The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services, manages specialist funds and provides marketing and distribution services to fund managers. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 435 public independent expert and appraisal reports. The persons responsible for preparing this report on behalf of Grant Samuel are Caleena Stilwell BBus FCA F Fin and Jaye Gardner BCom LLB(Hons) CA SF Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Celeste Oakley BEc LLB CFA F Fin, Tina De Young BCom CFA and Lachlan Whittaker BCom (Liberal Studies)(Hons) CA assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act. 9.2 Disclaimers It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Proposal is fair and reasonable to, and in the best interests of, securityholders. Grant Samuel expressly disclaims any liability to any Prime securityholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever. This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith. Grant Samuel has had no involvement in the preparation of the Scheme Booklet or the Target’s Statement issued by Prime and has not verified or approved any of the contents of the Scheme Booklet or the Target’s Statement. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet or the Target’s Statement (except for this report). 9.3 Independence Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Prime or Brookfield (or its affiliates) that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that: in September 2009, when Prime was known as BBI, Grant Samuel was retained to prepare an independent expert’s report in relation to the restructuring and recapitalisation of BBI for which it received a fixed fee of $1.8 million; and a related company of Grant Samuel, Grant Samuel Property Pty Limited, has provided corporate real estate services during 2010 to WestNet Energy Services (a business unit of AET&D) in relation to its Perth leasehold properties. Fees for these services have totalled less than $30,000.

SCHEME BOOKLET 279 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Grant Samuel commenced analysis for the purposes of this report in August 2010 prior to the announcement of the Proposal. This work did not involve Grant Samuel participating in the setting the terms of, or any negotiations leading to, the Proposal. Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee of $1.2 million for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 October 2007. 9.4 Declarations Prime has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Prime has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Any claims by Prime are limited to an amount equal to two times the fees paid to Grant Samuel. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Advance drafts of this report were provided to Prime and its advisers. Advance drafts of Section 5 of this report were also provided to Brookfield. Following circulation of the full draft report, Grant Samuel identified the understatement of a surplus liability between Euroports and Prime corporate which, when correctly treated, resulted in a decline in the value for Prime of $0.01 per stapled security. This change had no impact on Grant Samuel’s conclusions. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts. 9.5 Consents Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet and the Target’s Statement to be sent to securityholders of Prime. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears. 9.6 Other The accompanying letter dated 24 September 2010 and the Appendices form part of this report. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report. GRANT SAMUEL & ASSOCIATES PTY LIMITED 24 September 2010 100

280 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Appendix 1 Selection of Discount Rates 1 Overview The following discount rates have been selected by Grant Samuel to apply to the forecast nominal ungeared after tax cash flows of the assets of Prime Infrastructure (“Prime”): Discount Rates Asset Discount Rate Utilities Operations DBCT 6.50-7.00% Powerco 7.50-8.00% IEG 7.25-7.75% Fee for Service Operations NGPL 7.00-7.50% WestNet Rail 9.75-10.25% Euroports 9.25-9.75% Tas Gas 7.00-7.50% Different discount rates have been selected for each asset because they have different risk profiles. Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no “correct” discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel’s experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary “hurdle rates” which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Nevertheless, the starting point in determining discount rates is usually to analyse the cost of capital for participants in the relevant industry based on theoretical models. The discount rates that Grant Samuel has adopted are reasonable relative to the rates derived from theoretical models. The discount rates represent an estimate of the weighted average cost of capital (“WACC”) appropriate for these assets. Grant Samuel has calculated a WACC based on a weighted average of the cost of equity and the cost of debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are: cost of equity; cost of debt; and debt/equity mix. WACC is a commonly used basis but it should be recognised that it has shortcomings in that it: represents a simplification of what are usually much more complex financial structures; and assumes a constant degree of leverage which is seldom correct. 1

SCHEME BOOKLET 281 ANNEXURE A Independent Expert’s Report GRANT SAMUEL The cost of equity has principally been derived from application of the Capital Asset Pricing Model (“CAPM”) methodology. However, regard was also had to other methods such as the implied cost of equity based on the Gordon Growth Model (or perpetuity formula). The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model. For example: the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past; the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency; the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being calculated and may operate in widely varying markets; parameters such as the debt/equity ratio and risk premium are based on subjective judgements; and there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a “classical” tax system. Australia’s system of dividend imputation has a significant impact on the measurement of net returns to investors. In this context, regulators undertake extremely detailed analysis of discount rate calculations and each of the relevant variables. Grant Samuel has had regard to this analysis (particularly in relation to Prime’s assets) but in Grant Samuel’s view it can give a misleading impression of the precision about what is, in reality, a relatively crude tool of unproven accuracy that gives, at best, a broad approximation of the cost of capital. In addition, the market upheaval of the last 18 months has seen a repricing of risk by investors as evidenced by lower earnings multiples implied for both listed companies and acquisitions. The CAPM methodology does not readily allow for these types of events. The addition of further premiums (sometimes referred to as alpha factors), while a practical approach, is inconsistent with the CAPM methodology. An alternative is to consider the cost of equity under the Gordon Growth Model (where the cost of equity equals the forecast dividend yield plus long term growth). The cost of debt has been determined by reference to the pricing implied by the debt markets in the United States, Australia, the United Kingdom and Europe. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over this forecast period, regard was had to debt ratings of comparable companies. Selection of an appropriate debt/equity mix is a matter of judgement. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the business over the forecast period. The relevant proportions of debt and equity have been determined having regard to the financial gearing of the industry in general and comparable companies, and judgements as to the appropriate level of gearing considering the nature and quality of the cash flow stream. The following sections set out the basis for Grant Samuel’s determination of the discount rates for Prime’s assets and the factors which limit the accuracy and reliability of the estimates. 2

282 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL 2 Definition and Limitations of the CAPM and WACC The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company’s weighted average cost of capital. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general. The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk. However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium). Systematic risk is affected by the following factors: financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk; cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs. CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate. The formula for deriving the cost of equity using CAPM is as follows: Re = Rf + Beta (Rm – Rf) where: Re = the cost of equity capital; Rf = the risk free rate; Beta = the beta factor; Rm = the expected market return; and Rm - Rf = the market risk premium. The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in 3

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general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

$WACC = (Re \times E/V) + (Rd \times (1\text{-}t) \times D/V)$

where:

E/V	–	the proportion of equity to total value (where V – D + E);
D/V	–	the proportion of debt to total value;
Re	–	the cost of equity capital;
Rd	–	the cost of debt capital; and
t	–	the corporate tax rate.

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

- **Risk Free Rate**

  Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official "risk free" rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the United States. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

  The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the United States, there are deeper markets for longer term bonds. The 30 year bond rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice.

  Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for there assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

  In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

- **Market Risk Premium**

  The market risk premium $(Rm - Rf)$ represents the "extra" return that investors require to invest in equity securities as a whole over risk free investments. This is an "ex-ante" concept. It is the expected premium and as such it is not an observable phenomenon. There is no generally accepted approach to estimating forward looking market risk premia and therefore the historical premium is

4

284 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL used as the best available proxy measure. The premium earned historically by equity investments is usually calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame. In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited and mainly derive from the Officer Study1 which was based on data for the period 1883 to 1987 (prior to the introduction of dividend imputation) and indicated that the long run average premium was in the order of 8% using an arithmetic average but subject to significant statistical error2. More recently, the Officer Study has been updated to 20083 with the long term average declining to 7.1%. However, due to concerns about the earlier market data, Officer now places emphasis on the average risk premium since 1958 which is estimated to be 5.7% ignoring the impact of imputation4. In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, prior to 2008 there were arguments being put forward that the risk premium was lower than it had been historically while today there is evidence to indicate that current market risk premiums are above historical averages. However there is no accepted approach to deal with changes in market risk premia for current conditions. In the absence of controls over capital flows, differences in taxation and other regulatory and institutional differences, it is reasonable to assume that the market risk premium should be approximately equal across markets which exhibit similar risk characteristics after adjusting for the effects of expected inflation differentials. Accordingly, it is reasonable to assume similar market risk premiums for first world countries enjoying political economic stability, such as Australia, New Zealand, the United States, Japan, the United Kingdom and various western European countries. Beta Factor The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company’s relative risk does change over time. The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable). However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no “correct” beta. For example: 1 R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., “Share Market and Portfolio Theory: Readings and Australian Evidence” (second edition), University of Queensland Press, 1989 (“Officer Study”). 2 The “true” figure lies within a range of approximately 2-10% at a 95% confidence level. 3 R.R. Officer and S. Bishop, “Market Risk Premium: A Review Paper” (August 2008) and “Market Risk Premium: Further Comments” (January 2009), papers prepared for Energy Networks Association, Australian Pipeline Industry Australia and Grid Australia. 4 Where the market return explicitly includes a component for imputation benefits of 1.0 the market risk premium over the same period is 6.4%. Consequently, Officer and Bishop recommend that, if no allowance is made for imputation, the generally accepted level of 6% for the market risk premium is appropriate. In comparison, they recommend that where the market return explicitly includes a component for imputation benefits greater than 0.3 the market risk premium for Australia should be increased to 7%. 5

SCHEME BOOKLET 285 ANNEXURE A Independent Expert’s Report GRANT SAMUEL over the last four years Prime’s beta as measured by the Australian Graduate School of Management (“AGSM”) has varied between 0.08 and 2.67 and has increased considerably over the last 12 months as Prime’s market capitalisation has declined (and its gearing has correspondingly increased); and the standard error of the AGSM’s estimate of Prime’s beta has generally been in the order of 0.35 meaning that for a beta of, say, 0.8, even at a 68% confidence level, the range is 0.45 to 1.15. Debt/Equity Mix The tax deductibility of the cost of debt means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases. The debt/equity mix assumed in calculating the discount rate should be consistent with the level implicit in the measurement of the beta factor. Typically, the debt/equity mix changes over time and there is significant diversity in the levels of leverage across companies in a sector. There is a tendency to calculate leverage at a point in time whereas the leverage should represent the average over the period the beta was measured. This can be difficult to assess with a meaningful degree of accuracy. The measured beta factors for listed companies are “equity” betas and reflect the financial leverage of the individual companies. It is possible to unleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel’s view this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Deleveraging and releveraging is also incorrectly calculated based on debt levels at a single point in time. In addition, the actual debt and equity structures of most companies are typically relatively complex. It is necessary to simplify this for practical purposes in this kind of analysis. Finally, it should be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values. Specific Risk The WACC is designed to be applied to “expected cash flows” which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation. However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows. 6

286 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL 3 Calculation of WACC 3.1 Cost of Equity Capital The cost of equity capital has been estimated by reference to the CAPM. Grant Samuel has adopted a cost of capital of: Cost of Equity Capital Asset Cost of Equity Capital Utilities Operations DBCT 9.2-9.8% Powerco 9.5-10.1% IEG 8.2-8.8% Fee for Service Operations NGPL 8.4-9.0% WestNet Rail 11.0-11.6% Euroports 9.8-10.4% Tas Gas 9.2-9.8% The assumptions, judgements and estimates upon which the costs of equity were based are as follows: Risk-Free Rate Grant Samuel has adopted a risk free rate of 5.0% for DBCT, WestNetRail and Tas Gas and 5.3% for Powerco,. These risk free rates approximate the current yield to maturity on ten year Australian Government bonds and ten year New Zealand Government bonds respectively. The forecast periods for the cash flow models exceed ten years. However, ten year bonds are the accepted market benchmarks globally and are typically used as a proxy for the long term risk free rate where the forecast period exceeds ten years and there is no liquid market for longer term bonds. For IEG, which generates earnings from the United Kingdom, the Isle of Man and offshore islands, a 75:25 blended risk free rate of 4.0% was calculated, approximating the current yield to maturity on twenty year United Kingdom government bonds and twenty year Isle of Man Government bonds. For NGPL and Euroports, risk free rates of 4.2% and 3.2% have been adopted which approximate the yields to maturity on twenty year United States Government bonds and twenty year Eurobonds respectively. Market Risk Premium Grant Samuel has consistently adopted a market risk premium of 6.0% for Australia, New Zealand, Europe, the United Kingdom and the United States and believes that this continues to be a reasonable estimate. It is: not statistically significantly different to the premium suggested by long term historical data; similar to that used by a wide variety of analysts and practitioners (typically in the range 5-7%); and makes no explicit allowance for the impact of Australia’s dividend imputation system. 7

SCHEME BOOKLET 287 ANNEXURE A Independent Expert’s Report GRANT SAMUEL Beta Factor Grant Samuel has adopted the beta factors in the following ranges for the purposes of valuing Prime’s business operations: Equity Beta Factors Asset Beta Factor Utilities Operations DBCT 0.7-0.8 Powerco 0.7-0.8 IEG 0.7-0.8 Fee for Service Operations NGPL 0.7-0.8 WestNet Rail 1.0-1.1 Euroports 1.1-1.2 Tas Gas 0.7-0.8 Grant Samuel has considered the beta factors for a wide range of companies in determining an appropriate beta. The betas have been calculated on two bases, relative to the entity’s local index and relative to the Morgan Stanley Capital International Developed World Index (“MSCI”), an international equities market index that is widely used as a proxy for the global stockmarket as a whole. A summary of betas for selected comparable listed entities is set out in the table below: Equity Beta Factors for Selected Listed Entities Monthly Monthly Weekly Market Observations Observations Observations Capital- over 5 years over 4 years over 2 years isation 5 Ibbotson/ Bloomberg7 Bloomberg (millions) LBS/ AGSM Local Local Entity Barra6 Index MSCI8 Index MSCI DBCT Asciano Group9 A$4,828 na na na 1.33 1.11 Powerco and Tas Gas SP AusNet A$2,336 0.11 0.54 0.50 0.44 0.37 Vector NZ$2,121 0.73 0.47 0.67 0.48 DUET A$1,544 0.78 0.85 0.86 0.68 0.54 Spark A$1,171 0.40 0.61 0.59 0.61 0.48 Envestra A$714 0.85 0.95 0.95 0.68 0.65 5 Based on share prices as at 17 September 2010. 6 The Australian beta factors calculated by the Australian Graduate School of Management (“AGSM”) are as at 31 March 2010, over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded. United States beta factors calculated by Ibbotson Associates (“Ibbotson”) as at 30 June 2010, United Kingdom beta factors calculated by London Business School (“LBS”) as at 30 June 2010 and other beta factors calculated by MSCI Barra, Inc. (“Barra”) as at 30 June 2010 are calculated over a period of 60 months using ordinary least squares regression or the Scholes-Williams technique (including lag) where the stock is thinly traded. 7 Bloomberg’s betas have been calculated up to 31 July 2010. Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel’s view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg “adjusted” betas. 8 MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index. 8

288 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL Equity Beta Factors for Selected Listed Entities Monthly Monthly Weekly Market Observations Observations Observations Capital- over 5 years over 4 years over 2 years Entity 5 isation Ibbotson/ Bloomberg7 Bloomberg (millions) LBS/ AGSM Local Barra6 MSCI8 Local MSCI Index Index IEG Scottish & Southern Energy £10,462 0.62 0.45 0.45 0.66 0.65 United Utilities Group £3,895 0.51 0.46 0.45 0.68 0.70 Severn Trent £3,272 0.49 0.31 0.33 0.73 0.77 Pennon Group £2,077 0.64 0.46 0.51 0.74 0.78 Northumbrian Water Group £1,768 0.40 0.15 0.19 0.65 0.67 NGPL Diversified Energy Transfer Partners US$9,157 0.58 0.70 0.76 1.03 1.11 ONEOK Partners US$7,388 0.44 0.65 0.70 0.95 1.02 Southern Union Company US$3,018 1.00 0.99 1.05 1.22 1.28 Transportation and Storage Boardwalk Pipeline Partners US$6,003 0.13 0.39 0.40 0.88 0.93 El Paso Pipeline Partners9 US$5,388 na10 na na 0.92 0.97 Spectra Energy Partners9 US$2,691 na na na 0.88 0.94 TC Pipelines US$2,039 0.49 0.66 0.69 0.90 0.97 WestNet Rail North America Union Pacific US$39,268 1.19 1.11 1.12 1.04 1.03 Canadian National Railway C$30,515 na 0.65 0.71 0.76 0.80 Norfolk Southern US$21,538 1.13 1.03 1.01 1.12 1.13 CSX Corp US$20,790 1.23 1.13 1.12 1.17 1.18 Canadian Pacific Railway C$10,745 na 0.88 0.91 0.97 1.00 Kansas City Southern US$3,905 1.38 1.24 1.31 1.46 1.51 Genesee & Wyoming US$1,710 1.28 1.18 1.19 1.33 1.34 Euroports Global DP World9 US$9,080 na na na 0.89 1.28 United Kingdom and Europe Hamburger Hafen9 € 2,022 na na na 1.07 1.18 Forth Ports £610 1.20 1.20 1.20 1.14 1.19 Eurokai KGaA € 383 0.70 1.36 1.45 0.59 0.61 Asia Shanghai International Port CNY88,371 0.21 1.04 1.04 1.01 0.44 China Merchants HK70,383 1.68 1.12 1.38 1.31 1.37 Cosco Pacific US$4,111 1.91 1.14 1.50 1.51 1.53 Tianjin Port Company CNY14,252 (0.06) 0.89 1.02 1.00 0.28 Tianjin Port Development HK$10,777 1.41 1.32 1.58 1.08 1.24 Shenzhen Chiwan Wharf CNY8,582 0.39 0.83 0.90 0.92 0.40 Dalian Port (PDA) CNY8,012 1.65 1.13 1.41 1.26 1.34 Xiamen International Port CNY3,496 1.20 1.28 1.59 1.13 1.05 Bintulu Port MYR2,612 0.15 0.58 0.58 0.53 0.42 9 Spectra Energy Partners was listed in January 2007, El Paso Pipeline Partners was listed in November 2007, Asciano Group was listed in June 2007, Guangshen Railway was listed in December 2006 and Hamburger Hafen and DP World were listed in November 2007 and, accordingly, there are no reliable beta factors for these entities on a monthly basis. 10 na = not available 9

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Equity Beta Factors for Selected Listed Entities							
Entity	Market Capital-isation[5] (millions)	Monthly Observations over 5 years Ibbotson/ LBS/ Barra[6]	Monthly Observations over 4 years			Weekly Observations over 2 years	
			AGSM	Bloomberg[7]		Bloomberg	
				Local Index	MSCI[8]	Local Index	MSCI
New Zealand							
Port of Tauranga	NZ$904	0.30		0.78	0.73	0.83	0.53
Lyttelton Port of Christchurch	NZ$239	na		na[11]	na[11]	na[11]	na[11]

Source: AGSM, Ibbotson, LBS, Bloomberg, IRESS

The evidence suggests relatively low betas are appropriate for infrastructure assets. However, considerable caution is warranted in selecting a beta for Prime's assets:

- all of the data is subject to significant statistical error. For example, DUET Group's ("DUET") March 2010 AGSM beta has a standard error of 0.46 (i.e. even at a 68% confidence level it lies somewhere between 0.56 and 1.02) and Prime's beta has a standard error of 2.16;
- in some cases there is a substantial difference between the beta measured by AGSM and the beta measured by using Bloomberg. There can also be substantial variations depending on the index used (Local Index or MSCI); and
- the impact of the global financial crisis on market based gearing levels is likely to have resulted in an increase in betas in recent years. Grant Samuel has considered this in selection of the appropriate betas and gearing levels for Prime's assets.

A beta in the range 0.7-0.8 has also been adopted for DBCT. While this appears low, none of the other listed ports are regulated and in Grant Samuel's view, the regulated nature of the asset (and the certainty of its cash flows) warrants a lower beta.

Grant Samuel has selected a range for beta of 0.7-0.8 for Powerco and Tas Gas. A range of 0.7-0.8 is consistent with the beta of 0.8 adopted by the Australian Energy Regulator ("AER") in its May 2009 decision in relation to electricity distribution networks and is consistent with the majority of the evidence in the above table (after taking into account higher levels of gearing over the last four years). While the range for beta of 0.7 to 0.8 is above that used by the Commerce Commission in its June 2010 draft input methodologies paper of 0.57, this equity beta was based on a debt to value ratio of 40% (compared to 50-60% adopted for Powerco and Tas Gas.

For IEG Grant Samuel has selected a range for beta of 0.7-0.8. This range is higher than the beta's implied over a four year period, however is consistent with the weighted average beta estimates of comparable listed United Kingdom distribution assets over the last two years. The estimates are also generally consistent with the LBS beta's which are calculated over a five year period.

Grant Samuel has selected a range for beta of 0.7-0.8 for NGPL which is consistent with beta factors of listed United States natural gas transportation and storage master limited partnerships.

For WestNet Rail Grant Samuel has selected a beta in the range 1.0-1.1. This is relatively consistent with the average beta estimates of comparable rail operators in North America.

[11] Indicates insufficient data points to calculate a reliable beta as shares are thinly traded.

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Grant Samuel has selected a range for beta of 1.1-1.2 for Euroports. The range of 1.1-1.2 adopted appears consistent with the weighed average beta estimates of comparable listed port operators around the world.

- **Cost of equity capital**

  Using the estimates set out above, the cost of equity capital for each of the business operations can be calculated as follows:

Costs of Equity Capital		
Business Operation	**Low**	**High**
Formula	***Re = Rf + Beta(Rm-Rf)***	***Re = Rf + Beta(Rm-Rf)***
Utilities Operations		
DBCT	= 5.0% + (0.8 x 6%) = 9.8%	= 5.0% + (0.7 x 6%) = 9.2%
Powerco	= 5.3% + (0.8 x 6%) = 10.1%	= 5.3% + (0.7 x 6%) = 9.5%
IEG	= 4.0% + (0.8 x 6%) = 8.8%	= 4.0% + (0.7 x 6%) = 8.2%
Fee for Service Operations		
NGPL	= 4.2% + (0.8 x 6%) = 9.0%	= 4.2% + (0.7 x 6%) = 8.4%
WestNet Rail	= 5.0% + (1.1 x 6%) = 11.6%	= 5.0% + (1.0 x 6%) = 11.0%
Euroports	= 3.2% + (1.2 x 6%) = 10.4%	= 3.2% + (1.1 x 6%) = 9.8%
Tas Gas	= 5.0% + (0.8 x 6%) = 9.8%	= 5.0% + (0.7 x 6%) = 9.2%

3.2 Cost of Debt

A cost of debt of 7.5% has been adopted for DBCT, WestNet Rail and Tas Gas, 7.8% for Powerco, 6.5% for IEG, 6.7% for NGPL and 5.7% for Euroports. These figures represent the expected future cost of borrowing over the duration of the cash flow model. Grant Samuel believes that this would be a reasonable estimate of an average interest rate, including margin, that would match the duration of the cash flows assuming that the operations were funded with a mixture of short term and long term debt. The costs of debt represent a margin of 2.5% over the risk free rate which allows for the margin over bank rates that owners of gas, electricity and rail infrastructure assets would expect to pay together with an allowance for the difference between bank rates and government bonds.

3.3 Debt/Equity Mix

The selection of the appropriate debt/equity ratio involves perhaps the most subjectivity of discount rate selection analysis. In determining an appropriate debt/equity mix, regard was had to gearing levels of selected comparable listed entities and the nature and quality of the cash flow stream of the relevant businesses.

11

SCHEME BOOKLET 291 GRANT SAMUEL ANNEXURE A Independent Expert’s Report Gearing levels for selected listed entities over the past four years are set out below: Gearing Levels for Selected Listed Entities Net Debt/(Net Debt + Market Capitalisation) Company Financial Year Ended12 4 Year 5 Year Current13 Historical 5 Historical 4 Historical 3 Historical 2 Historical 1 Average Average DBCT Asciano Group 19.3% 66.6% 74.8% 34.9% 34.9% 48.9% 48.9% Powerco and Tas Gas SP AusNet 54.4% 59.1% 69.9% 61.7% 62.8% 61.3% Vector 51.9% 61.7% 55.7% 53.0% 53.6% 55.6% DUET 63.4% 71.2% 75.8% 75.5% 76.8% 71.5% Spark 57.1% 44.4% 56.0% 53.4% 72.7% 52.7% Envestra 66.3% 77.4% 75.0% 74.0% 73.0% 73.2% Minimum 51.9% 44.4% 55.7% 53.0% 53.6% 52.7% Maximum 66.3% 77.4% 75.8% 75.5% 76.8% 73.2% Median 57.1% 61.7% 69.9% 61.7% 72.7% 61.3% IEG Scottish & Southern Energy 18.2% 14.3% 23.1% 33.3% 36.3% 35.7% 26.8% 25.0% United Utilities Group 40.8% 37.4% 32.0% 62.0% 57.6% 57.1% 47.2% 46.0% Severn Trent 43.2% 48.3% 50.7% 61.9% 58.2% 55.0% 54.8% 52.5% Pennon Group 47.3% 42.8% 43.8% 57.2% 51.1% 46.0% 48.7% 48.5% Northumbrian Water Group 62.1% 56.6% 54.5% 68.0% 60.7% 56.4% 59.9% 60.4% Minimum 18.2% 14.3% 23.1% 33.3% 36.3% 35.7% 26.8% 25.0% Maximum 62.1% 56.6% 54.5% 68.0% 60.7% 57.1% 59.9% 60.4% Median 43.2% 42.8% 43.8% 61.9% 57.6% 55.0% 48.7% 48.5% NGPL Diversified Energy Transfer Partners 29.9% 33.0% 33.6% 51.8% 43.2% 37.9% 40.4% 38.3% ONEOK Partners 40.2% 27.7% 34.8% 44.3% 37.5% 32.2% 36.1% 36.9% Southern Union Company 47.4% 51.0% 51.5% 70.4% 57.1% 62.8% 57.5% 55.5% Transportation and Storage Boardwalk Pipeline Partners 46.8% 29.1% 35.2% 48.3% 34.6% 34.4% 36.8% 38.8% El Paso Pipeline Partners14 na na 17.4% 29.9% 28.8% 24.3% na na Spectra Energy Partners14 na na 21.2% 22.3% 14.3% 12.2% na na TC Pipelines 1.9% 42.4% 25.7% 24.6% 13.7% 20.8% 26.6% 21.7% Minimum 1.9% 27.7% 17.4% 22.3% 13.7% 12.2% 26.6% 21.7% Maximum 47.4% 51.0% 51.5% 70.4% 57.1% 62.8% 57.5% 55.5% Median 40.2% 33.0% 33.6% 44.3% 34.6% 32.2% 36.8% 38.3% 12 All Australian and New Zealand companies have 30 June year ends except for Spark Infrastructure Group (“Spark”) which has a 31 December year end and SP Ausnet which has a 31 March year end. All United Kingdom companies have a 31 March year end, except Forth Ports PLC which has a 31 December year end. All other companies have a 31 December year end. 13 Current gearing levels are based on the most recent balance sheet information and on sharemarket prices as at 17 September 2010. 14 Spectra Energy Partners was listed in January 2007, El Paso Pipeline Partners was listed in November 2007, Hamburger Hafen and DP World were listed in November 2007, Eurokai was listed in July 2006, Shanghai International Port was listed in October 2006, Tianjin Port Development was listed in May 2006 and Dalian Port (DPA) was listed in April 2006. 12

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Gearing Levels for Selected Listed Entities

Company	Net Debt/(Net Debt + Market Capitalisation) Financial Year Ended[12] Historical 5	Historical 4	Historical 3	Historical 2	Historical 1	Current[13]	*4 Year Average*	*5 Year Average*
WestNet Rail								
North America								
Union Pacific	23.6%	19.3%	17.2%	24.2%	19.9%	17.0%	*20.2%*	*20.9%*
Canadian National Railway	16.7%	17.5%	19.0%	26.3%	18.4%	15.6%	*20.3%*	*19.6%*
Norfolk Southern	23.6%	22.1%	24.4%	26.0%	23.9%	20.7%	*24.1%*	*24.0%*
CSX	30.2%	24.7%	25.1%	24.5%	25.9%	28.5%	*25.0%*	*26.1%*
Canadian Pacific Railway	27.2%	23.2%	29.0%	43.0%	28.5%	26.3%	*30.9%*	*30.2%*
Kansas City Southern	48.2%	42.0%	39.2%	51.6%	36.8%	29.3%	*42.4%*	*43.6%*
Genesee & Wyoming	23.9%	0.5%	20.9%	32.5%	20.4%	24.6%	*18.6%*	*19.6%*
Minimum	*16.7%*	*0.5%*	*17.2%*	*24.3%*	*18.4%*	*15.6%*	*18.6%*	*19.6%*
Maximum	*48.2%*	*42.0%*	*39.2%*	*51.6%*	*36.8%*	*29.3%*	*42.4%*	*43.6%*
Median	*23.9%*	*22.1%*	*24.4%*	*26.3%*	*23.9%*	*24.6%*	*24.1%*	*24.0%*
Euroports								
Global								
DP World[14]	na	na	12.3%	39.4%	41.5%	19.4%	*31.1%*	*31.1%*
United Kingdom and Europe								
Hamburger Hafen[14]	na	na	2.8%	6.9%	9.6%	1.8%	*6.4%*	*6.4%*
Forth Ports	19.7%	15.3%	18.9%	33.2%	32.8%	19.4%	*25.0%*	*24.0%*
Eurokai[14]	na	25.6%	17.5%	23.0%	22.3%	1.8%	*22.1%*	*22.1%*
Asia								
Shanghai International Port[14]	nc	(5.0%)	(2.3%)	(1.3%)	(0.9%)	(0.7%)	*(2.4%)*	*(2.4%)*
China Merchants	16.5%	9.6%	6.5%	22.6%	15.4%	12.1%	*13.6%*	*14.2%*
Cosco Pacific	14.4%	5.5%	7.9%	31.8%	28.9%	17.2%	*18.5%*	*17.7%*
Tianjin Port Company	(4.9%)	(1.9%)	6.9%	21.8%	15.6%	20.4%	*10.6%*	*7.5%*
Tianjin Port Development[14]	nc	(22.5%)	(0.5%)	14.4%	15.7%	36.2%	*1.8%*	*1.8%*
Shenzhen Chiwan Wharf	9.2%	10.3%	4.5%	9.9%	6.7%	3.6%	*7.8%*	*8.1%*
Dalian Port (DPA)[14]	nc	9.3%	9.4%	23.6%	21.0%	25.0%	*15.8%*	*15.8%*
Bintulu Port Holdings	(43.4%)	(37.8%)	(24.0%)	(25.4%)	(13.7%)	1.8%	*(25.2%)*	*(28.9%)*
Xiamen International Port	(9.6%)	(8.4%)	7.4%	(10.0%)	(8.9%)	(16.7%)	*(5.0%)*	*(5.9%)*
New Zealand								
Port of Tauranga	23.7%	21.7%	16.1%	18.6%	20.1%	18.0%	*19.1%*	*20.0%*
Lyttelton Port of Christchurch	18.2%	22.7%	19.9%	18.2%	19.5%	19.4%	*20.1%*	*19.7%*
Minimum	*(43.4%)*	*(37.8%)*	*(24.0%)*	*(25.4%)*	*(13.7%)*	*(16.7%)*	*(25.2%)*	*(28.9%)*
Maximum	*23.7%*	*25.6%*	*19.9%*	*39.4%*	*41.5%*	*36.2%*	*31.1%*	*31.1%*
Median	*11.8%*	*7.4%*	*7.1%*	*18.4%*	*15.6%*	*17.2%*	*12.1%*	*11.1%*

Source: Entity Reports, IRESS, Bloomberg

The table shows a very wide range of gearing levels, even within different asset classes. Moreover, the gearing levels do not always bear any relationship to the betas of the individual companies. In some cases highly geared companies have equity betas towards the lower end of the range (e.g. Spark). In this case the selection of gearing levels is highly judgemental. Further, the debt levels should actually be the weighted average measured over the same period as the beta factor rather than just at the current point in time.

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SCHEME BOOKLET 293 GRANT SAMUEL ANNEXURE A Independent Expert’s Report Having regard to this data, Grant Samuel has adopted the following debt/value ratios: Debt/Value Ratios Asset Debt/Value Ratio Utilities Operations DBCT 60-70 % Powerco 50-60 % IEG 25-30 % Fee for Service Operations NGPL 25-35 % WestNet Rail 20-25 % Euroports 10-15 % Tas Gas 50-60 % The gearing levels adopted for Prime’s various assets are consistent with the gearing levels of comparable listed companies within each asset class. A higher debt/value ratio of 60-70% has been adopted for DBCT on the basis that it can support higher gearing levels given the regulated and certain nature of its cash flows. The debt/value ratios adopted for Powerco and Tas Gas are consistent with the 60% typically allowed for by regulators. However, the average gearing of DUET and Envestra Limited (“Envestra”) over the last four years has exceeded 70% while the average gearing of all other comparable entities has exceeded 50%. As a result of IEG having no direct listed comparables, while taking into account the debt/value ratios of other United Kingdom listed utilities, Grant Samuel has primarily based its debt/value ratios on Scottish & Southern Energy, and therefore adopted a gearing level of 25-30%. 3.4 Tax Grant Samuel has assumed corporate tax rates of 30% for DBCT, WestNet Rail and Tas Gas, 28% for Powerco, 28% for IEG, 39% for NGPL and 26% for Euroports15. These rates reflect the expected corporate tax rates for the jurisdictions in which these businesses operate. A 39% tax rate has been adopted for NGPL notwithstanding that as a result of its partnership structure it does not pay tax. Partnership ownership structures (such as master limited partnerships and limited liability companies) are typical for natural gas pipeline and storage assets in the United States. As the United States operates a classical tax system these ownership structures have value to investors as they eliminate the double taxation of income. However, ultimately tax will be paid on the income by an investor and therefore Grant Samuel considers it appropriate to use the corporate tax rate in determining a discount rate to apply to forecast ungeared after tax cash flows for NGPL. 15 Based on the effective tax rate for Euroports reflected in the asset model. 14

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3.5 WACC

On the basis of the parameters outlined above the nominal WACC for Prime's assets are calculated as follows:

Calculated WACCs		
Business Operation	**Low**	**High**
Formula	***= Ke(E/V)+Kd(1-t)(D/V)***	***= Ke(E/V)+Kd(1-t)(D/V)***
Utilities Operations		
DBCT	= (9.8% x 40%) + (7.5% x 0.7 x 60%) = 7.1%	= (9.2% x 30%) + (7.5% x 0.7 x 70%) = 6.4%
Powerco	= (10.1% x 50%) + (7.8% x 0.7 x 50%) = 7.8%	= (9.5% x 40%) + (7.8% x 0.7 x 60%) = 7.1%
IEG	= (8.8% x 75%) + (6.5% x 0.72 x 25%) = 7.8%	= (8.2% x 70%) + (6.5% x 0.72 x 30%) = 7.1%
Fee for Service Operations		
NGPL	= (9.0% x 75%) + (6.7% x 0.61 x 25%) = 7.8%	= (8.4% x 65%) + (6.7% x 0.61 x 35%) = 6.9%
WestNet Rail	= (11.6% x 80%) + (7.5% x 0.7 x 20%) = 10.3%	= (11.0% x 75%) + (7.5% x 0.7 x 25%) = 9.6%
Euroports	= (10.4% x 90%) + (5.7% x 0.74 x 10%) = 9.8%	= (9.8% x 85%) + (5.7% x 0.74 x 15%) = 9.0%
Tas Gas	= (9.8% x 50%) + (7.5% x 0.7 x 50%) = 7.5%	= (9.2% x 40%) + (7.5% x 0.7 x 60%) = 6.8%

These are after tax discount rates to be applied to nominal ungeared after tax cash flows. However, it must be recognised that this is a very crude calculation based on statistics of limited reliability and involving a multitude of assumptions.

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SCHEME BOOKLET 295 GRANT SAMUEL ANNEXURE A Independent Expert’s Report Having regard to these matters and the calculations and data set out above, Grant Samuel has concluded that reasonable discount rates for the purposes of the valuation of Prime are: Discount Rates Business Operation Discount Rate Utilities Operations DBCT 6.50-7.00% Powerco 7.50-8.00% IEG 7.25-7.75% Fee for Service Operations NGPL 7.00-7.50% WestNet Rail 9.75-10.25% Euroports 9.25-9.75% Tas Gas 7.00-7.50% 4 Dividend Imputation The conventional WACC formula set out above was formulated under a “classical” tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing. Under Australia’s dividend imputation system, domestic equity investors now receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value. There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is appropriate to discount pre tax cash flows, with an increase in the discount rate to “gross up” the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre tax cash flows. However, not all of the necessary conditions for this approach exist in practice: not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation; not all franking credits are distributed to shareholders; and capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain. Others have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of up to 50% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed. There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. 16

296 PRIME INFRASTRUCTURE GRANT SAMUEL ANNEXURE A Independent Expert’s Report In Grant Samuel’s view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel’s opinion that it is not appropriate to make any adjustment. 17

SCHEME BOOKLET 297 GRANT SAMUEL ANNEXURE A Independent Expert’s Report Appendix 2 DCF Model Assumptions 1 General Assumptions The following general assumptions have been made in the DCF Models developed to value Prime’s assets: there is no change in taxation legislation that has a material impact on Prime’s operations; and no significant changes in legislation, or in the policies or procedures of the various regulatory bodies. 2 Utilities Operations 2.1 Dalrymple Bay Coal Terminal inflation of 2.5% per annum; corporate tax rate of 30%; a discount rate of 6.50-7.00% has been applied to the nominal after tax cash flows; the terminal continues to operate at current capacity of 85mtpa, and there is no expansion of the capacity; the terminal has a life ending 30 June 2054; the next regulatory price reset date is 31 December 2010, with a further reset date in June 2016; fixed and variable handling charges (including all operating costs) amount to approximately $136 million in the 2011 financial year and escalate annually according to inflation. These services are outsourced to DBCT Pty Ltd and are fully passed through to customers for the life of the terminal; corporate costs are approximately $6.6 million (including intercompany charges that would be incurred if DBCT operated on a stand alone basis) in the 2011 financial year, and escalate annually at inflation; expansionary capital expenditure for financial years 2011 and 2012 totals approximately $28 million. The vast majority of this relates to investigation of post 85Mtpa capacity expansion; and non expansionary capital expenditure of $32 million in the 2011 financial year, $28 million in the 2011 financial year, and nil thereafter. 2.2 Powerco inflation of 2.5% per annum; corporate tax rate of 30% for the year ending 30 June 2011 and 28% for subsequent years; a discount rate of 7.5-8.0% has been applied to the nominal after tax cash flows; total revenue grows by an average of 4% per annum over the 20 year period, reflecting: growth in electricity revenue (which represents approximately 80% of revenue) based on a default price path (price x volume + pass through costs, where X = 0) from 2010 to 2015 and thereafter based on a customised price path using a building blocks approach (WACC x RAB + costs + pass through costs); and 1

298 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report GRANT SAMUEL growth in gas revenue based on the current price authorisation (where X = 0 up to 30 June 2012) and then based on a default price path (where X = -2 from 1 July 2012 to 30 June 2017 and X = -1 from 1 July 2017) and growth in volume/demand. Although Powerco operates in a mature market, annual growth is higher in the initial five years, reflecting: higher growth in transmission costs in the years ending 30 June 2011 to 2013. Transmission costs are forecast to increase by 10% per annum over this period and by 5% per annum in subsequent years. Transmission costs are a pass through cost and therefore have no impact on EBITDA; greater than CPI increases in gas prices in the years ending 30 June 2013 to 2015; and the ramp up of gas volumes as a result of the GetGas! initiative; average operating expenses growth of 3.6% per annum over the 20 year period with higher growth in operating expenses in the early years reflecting the expected increase in transmission costs over this period; electricity capital expenditure based on the asset management plan for 2011 to 2021 and gas capital expenditure based on the current Gas Final Authorisation in the years ending 30 June 2011 and 2012 and then increasing by inflation. Total capital expenditure is in the range NZ$110-160 million per annum over the period up to 30 June 2021, and thereafter is assumed to increase by inflation; and an EBITDA multiple of 7.5 times for the purposes of calculating the terminal value. 2.3 International Energy Group inflation of 2.5% per annum; corporate tax rate of 28% for United Kingdom assets adjusted for relevant tax rates for Offshore Island assets; a discount rate of 7.25-7.75% has been applied to the nominal after tax cash flows; revenue in the United Kingdom business assumes double digit growth over the next four years as the economy improves and strong growth is forecast in particular in the electricity connections business; modest growth in the Isle of Man, Jersey and Guernsey which is consistent with the mature market in these locations; longer term costs assumed to grow at inflation; significant capital expenditure growth over the next two years associated with the growth assumed in the United Kingdom business; and perpetual growth rate of 2.5% for the purposes of calculating the terminal value. 3 Fee for Service Operations 3.1 Natural Gas Pipeline Company of America As DCF analysis has only been used as a cross check for the valuation of NGPL, the major assumptions underlying the model have been set out in Section 7.3.2 of the report. 3.2 WestNet Rail inflation of 2.5% per annum; corporate tax rate of 30%; 2

SCHEME BOOKLET 299 ANNEXURE A Independent Expert’s Report a discount rate of 9.75-10.25% has been applied to the nominal after tax cash flows; the base case volume assumptions for haulage have been based on:  2011-2019 — WNR corporate plans, current end user negotiations, existing volumes and contracts, and announced customer expansion plans for certain customers. For the grain task, interstate freight and intrastate freight, tonnage is assumed to grow at 3% per annum. No volume growth is assumed for commodities from 2012 (other than for expansion projects); and  2020-2039 — all access volume grows by 1.25% per annum; all rail access agreements are renewed on expiry; access pricing (including flagfall revenue) is based on existing customer arrangements. Tariffs escalate annually at inflation in accordance with the relevant contract; as historically has been the case, regulated revenue ceilings remain above the actual revenues per line, customer contracts continue to be negotiated outside the access regime, no adverse decisions or reviews of the access regime occur and there are no disputes with customers; operating expenditure related to existing business (excluding external works) is constant in real terms until 2019 then increases by 1.25% in real terms. Additional operating expenditure is required for expansion projects; corporate costs of approximately $2 million per annum, increasing by inflation; a margin is derived on external works which decreases from $1.3 million in 2010 to $0.3 million in 2012, then increases by 2-4% thereafter; maintenance capital expenditure remains at current levels in real terms until 2015 when it declines by 24%, then by 38% in 2019 and remains constant in real terms thereafter; network upgrade capital expenditure of $219 million in real terms is spent between 2011 and 2019 with no expenditure thereafter; allowance for expansion capital expenditure in relation to the Extension Hill and other proposed mining projects; capital expenditure on existing assets, network upgrades and expansion projects is depreciated for tax purposes on a diminishing value basis at applicable rates; and a perpetual growth rate of 2% for the purposes of calculating the terminal value. 3.3 Euroports inflation of 2.0% per annum; an overall effective tax rate of 26.0%; and a discount rate of 9.25-9.75% has been applied to the nominal after tax cash flows; overall revenue grows at 3.0-7.0% from 2011 to 2020, after which is grows at 3.0%; overall EBITDA margin increases gradually from 21% to 31% between 2011 and 2040; corporate costs of approximately €4.9 million per annum growing at 2.5% per annum (including staff growth); capital expenditure fluctuates throughout the forecast period (in the range 5.0-19.0% of revenue) as a result of certain lumpy maintenance capital projects (e.g. new cranes); and a perpetual growth rate of 2% for the purposes of calculating the terminal value. 3

300 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report 3.4 Tas Gas inflation of 2.5% per annum; corporate tax rate of 30%; a discount rate of 7.00-7.50% has been applied to the nominal after tax cash flows; average revenue growth of 11% per annum over the four years ending 30 June 2014 primarily reflecting a rapid increase in gas consumption from new industrial customers and a aggressive price increases for residential and commercial customers. Revenue growth gradually decreases to long term growth of 3.8% per annum thereafter (i.e. inflation and new business volume growth); average operating expenditure growth of 5.4% over the four years ending 30 June 2014, gradually decreasing to long term growth of 2.5% thereafter (i.e. inflation growth); capital expenditure over the four years ending 30 June 2014 of approximately $12.4 million per annum of which $2.9 million per annum is expansionary in nature. No major replacement or expansionary capital expenditure is assumed thereafter; and perpetual growth rate of 2.5% for the purposes of calculating the terminal value. 4

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Appendix 3

Market Evidence - Listed Entities

1 Utilities Operations

1.1 Powerco and Tas Gas

The trading multiples of selected listed Australian and New Zealand energy distribution companies are set out below:

Sharemarket Ratings of Selected Listed Entities

Company	Market Capitalisation (millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
SP AusNet	A$2,336	8.5	8.0	7.5
Vector	NZ$2,121	8.1	7.9	7.8
DUET	A$1,544	10.1	9.5	9.5
Spark	A$1,171	9.3	9.1	8.5
Envestra	A$714	10.4	9.8	9.4
Minimum		*8.1*	*7.9*	*7.5*
Maximum		*10.4*	*9.8*	*9.5*
Median		*9.3*	*9.1*	*8.5*

Source: Grant Samuel analysis

The multiples shown above are based on sharemarket prices as at 17 September 2010 and do not reflect a premium for control.

All of the companies have a 30 June year end with the exception of Spark Infrastructure Trust ("Spark") which has a 31 December year end and SP AusNet which has a 31 March year end.

A brief description of each company is set out below:

SP AusNet

SP AusNet is a utility infrastructure asset vehicle whose assets comprise 100% ownership of Victoria's primary electricity transmission network, an electricity distribution network located in eastern Victoria and a gas distribution network located in western Victoria. Singapore Power Limited has a 51% controlling interest in the entity. SPI Management Services Pty Ltd, a wholly-owned subsidiary of Singapore Power Limited, manages the transmission and distribution networks, business and finances of SP AusNet under a Management Services Agreement. SP AusNet has a first chance to consider any electricity and gas transmission investment opportunity in Australia and New Zealand identified by Singapore Power. SP AusNet's trading multiples are lower than those of other comparable Australian listed energy infrastructure entities which may in part be explained by uncertainty around the outcome of the class action currently before the Supreme Court of Victoria in relation to the February 2009 Victorian bushfires in which SP AusNet has been named as a defendant as well as an adverse draft price determination for its Victorian electricity distribution businesses for 2011-2015 released by the AER in June 2010.

Vector Limited

Vector Limited ("Vector") owns and manages a portfolio of energy infrastructure networks in New Zealand including electricity distribution (which generated more than 55% of 2010 EBITDA), gas transmission and distribution, electricity and gas metering installations and natural gas and LPG distribution (including a 60.25% interest in bulk LPG distributor Liquigas). In

1

302 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report addition, Vector owns a 19.99% share of NZ Windfarms Limited, fibre-optic networks in Auckland and Wellington, a utilities training business and a 50% share in New Zealand’s largest arboriculture and vegetation management company. The Auckland Energy Consumer Trust is Vector’s majority shareholder with a 75.1% interest. DUET Group DUET Group (“DUET”) is an owner of energy utility assets. Management is provided by a 50:50 joint venture between AMP Capital Investors and Macquarie Bank Limited. DUET’s investments comprise transmission and distribution assets in Australia and the United States, including a 66% interest in United Energy (electricity distribution in Victoria), a 79.9% interest in Multinet Gas (gas distribution in Victoria), a 25.9% interest in WA Gas Networks (gas distribution in Western Australia), a 60% interest in the Dampier to Bunbury Natural Gas Pipeline (gas transmission in Western Australia) and a 29% interest in Duquesne Light Holdings Inc (“Duquesne”) (a publicly listed energy business based in Pittsburgh, providing electricity distribution and transmission to more than 587,000 customers in and around Pittsburgh). DUET is currently conducting a sale process for its 29% interest in Duquesne which is expected to be finalised by the end of calendar year 2010, subject to DUET bank and regulatory approvals. Completion of the proposed sale will provide DUET with a simplified asset portfolio structure with the proceeds available to finance growth opportunities in Australia and/or capital management initiatives. Spark Infrastructure Trust Spark Infrastructure Trust (“Spark”) was established to develop a diversified portfolio of regulated utility infrastructure assets. It holds a 49% interest in each of Citipower and Powercor (whose principal activities are electricity distribution in Victoria) and ETSA (whose principal activity is electricity distribution in South Australia). The remaining 51% interests are held by Cheung Kong Infrastructure (CKI) and Hongkong Electric Holdings. This portfolio of Australian electricity distribution assets provides the company with stable and predictable cash flows. The manager and responsible entity of Spark is jointly owned by CKI and RREEF Infrastructure (RREEF). The calculation of underlying multiples for Spark is complex because of the minority holdings and form of investment. In February 2010, Spark announced a strategic review to explore a range of options including capital structure, ownership structure and future funding needs. The outcome of the strategic review is expected to be determined by 30 November 2010. Envestra Limited Envestra Limited (“Envestra”) was listed on the ASX in 1997 following Boral Limited’s decision to spin off its energy assets. It owns and operates 1,048 kilometres of gas transmission pipelines and 20,741 kilometres of regulated gas distribution networks throughout Australia. Envestra derives its revenue by charging energy retailers to transport natural gas through these gas pipelines and networks. Each Envestra security comprises a share and a loan note. Interest and principal are paid on the loan notes and therefore net profit after tax is relatively low (if not negative). Envestra has outsourced operation and maintenance of all its assets to APA Group which owns 17% of Envestra (although this arrangement is currently under review). Cheung Kong Infrastructure also owns 17% of the company. 2

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1.2 International Energy Group

The trading multiples of selected listed United Kingdom distribution and utility companies are set out below:

Sharemarket Ratings of Selected Listed Companies				
Company	Market Capitalisation (€ millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
Scottish and Southern Energy	10,462	8.7	8.6	7.7
United Utilities Group	3,895	8.0	8.8	8.9
Severn Trent	3,272	8.9	9.6	9.2
Pennon Group	2,077	10.1	10.1	9.5
Northumbrian Water Group	1,768	10.7	10.1	9.2
Minimum		*8.0*	*8.6*	*7.7*
Maximum		*10.7*	*10.1*	*9.5*
Median		*8.9*	*9.6*	*9.2*

Source: Grant Samuel analysis

The multiples shown above are based on sharemarket prices as at 17 September 2010 and do not reflect a premium for control. All of the companies have a 31 March year end.

A brief description of each company is set out below:

Scottish and Southern Energy Plc

Scottish and Southern Energy Plc ("Scottish and Southern Energy") is involved in the distribution and transmission of electricity in the north of Scotland, the distribution of electricity in the south of England (together referred to as Power Systems) and the generation and supply of electricity and sale of gas in Great Britain and Ireland (Generation and Supply). It owns a 50% equity share in Scotia Gas Networks Limited ("SGN"), a business which distributes gas in Scotland and the south of England which is reported as a separate business segment due to its significance (its operating earnings were £367.3 million in 2010). There is insufficient information publicly available to proportionally consolidate this entity. However, if SGN's profit after tax and regulated net asset value are removed from Scottish and Southern Energy's earnings and enterprise value, its historical EBITDA multiple falls to 7.9 times.

United Utilities Group Plc

United Utilities Group Plc ("United Utilities") is a provider of water and waste water services in north-west England and is the United Kingdom's largest listed water business. It is organised in two divisions, regulated and non-regulated activities. The non-regulated activities segment represents the utility outsourcing contracts in the United Kingdom and overseas. In addition, the other activities segment includes the results of United Utilities Property Solutions Limited, United Utilities Group PLC and other group holding companies. During the 2010 financial year United Utilities announced its intention to divest non-core assets and has subsequently reported asset sales totalling approximately £440 million primarily of non-regulated activities and activities outside of the United Kingdom. Consequently, United Utilities' historical and first year forecast EBITDA multiples are not meaningful.

Severn Trent Plc

Severn Trent Plc ("Severn Trent") is engaged in the supply of water and the treatment and disposal of sewerage. It has two reporting segments: Severn Trent Water and Severn Trent Services. Severn Trent Water provides water and sewerage services to domestic and commercial customers in England and Wales while Severn Trent Services provides services and products associated with

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water, waste water and contaminated land principally in the United States, United Kingdom and Europe. For the year ended 31 March 2010 Severn Trent Water contributed 95% of EBIT.

Pennon Group Plc

Pennon Group Plc ("Pennon") provides water and sewerage services, waste management and renewable energy services. It operates through two main subsidiaries: South West Water Limited which holds the water and sewerage appointments for Devon, Cornwall and parts of Dorset and Somerset and Viridor Limited which is involved in waste treatment and disposal. For the year ended 31 March 2010 Water and Sewerage contributed 73% of operating profit.

Northumbrian Water Group

Northumbrian Water Group ("Northumbrian") is a United Kingdom regulated water utility with two discrete service areas. In the north east of England, it supplies water and wastewater services, and in the east of England, it supplies water only. Northumbrian also controls a number of special purpose companies which have water and waste water contracts in Scotland, Ireland and Gibraltar. For the year ended 31 March 2010 Northumbrian's two reporting segments, Northumbrian Water Limited and Water/Waste Water contracts, contributed 96% and 4% to EBIT respectively.

2 Fee for Service Operations

2.1 Natural Gas Pipeline Company of America

The trading multiples of selected listed natural gas transmission and storage entities in the United States are set out below. The entities have been categorised into those with diversified natural gas activities (including significant transportation and storage operations) and those that are focused on natural gas transportation and storage.

Sharemarket Ratings of Selected Listed Entities[1]

Entity	Market Capitalisation (US$ millions)	EBITDA Multiple[2] (times)			
		Historical	Forecast Year 1	Forecast Year 2	Forecast Year 3
Diversified					
Energy Transfer Partners	9,157	10.2	9.9	8.8	7.8
ONEOK Partners	7,388	13.0	11.4	10.4	9.6
Southern Union Company	3,018	11.9	9.2	8.8	8.5
Transportation and Storage					
Boardwalk Pipeline Partners	6,003	18.1	13.6	12.2	11.9
El Paso Pipeline Partners	5,388	18.8	12.3	11.5	10.5
Spectra Energy Partners	2,691	15.8	15.0	14.0	12.5
TC Pipelines	2,039	13.3	12.5	11.9	11.8

Source: Grant Samuel analysis[3]

[1] The data presented for each entity is the most recent annual historical result plus the subsequent two (or three in the case of NGPL) forecast years.

[2] Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant and non-recurring items.

[3] Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

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SCHEME BOOKLET 305 ANNEXURE A Independent Expert’s Report The multiples shown above are based on sharemarket prices as at 17 September 2010 and do not reflect a premium for control. All of the entities have a 31 December year end. All of the entities except for Southern Union Company are master limited partnerships4 and therefore not subject to corporate income tax. Where the entity holds major equity accounted investments the multiples presented have been calculated with regard to the proportional interest in EBITDA. A brief description of each entity is set out below: Energy Transfer Partners L.P. Energy Transfer Partners owns and operates a diversified portfolio of energy assets including natural gas gathering systems, interstate and intrastate gas transportation systems, natural gas storage and gas processing. It operates pipelines in Arizona, Colorado, Louisiana, Mew Mexico and Utah, owns the largest intrastate pipeline system in Texas and is one of the three third largest retail markets of propane in the United States. The contribution to operating income by its business segments in the year ended 31 December 2009 were: midstream (12%), intrastate transportation and storage (55%), interstate transportation (12%) and retail propane operations (21%). In May 2010 Energy Transfer Partners transferred its 49.9% interest in the MidContinent Express Pipeline to related entity Energy Transfer Equity L.P which on sold it to Regency Energy Partners L.P for US$600 million. It has retained a 50% interest in the development of the Fayetteville Express Pipeline, a 185 mile intrastate pipeline in Arkansas which is due to be in service by the end of 2010. ONEOK Partners L.P. ONEOK Partners is engaged in the gathering, processing, storage and transportation of natural gas and natural gas liquids. It has a substantial (US$760 million) investment in associates primarily involved in interstate gas transportation and gas gathering operations. In particular, it has a 50% interest in Northern Border Pipeline, a transporter of natural gas from Canada into the United States. The contribution to operating income (before associates) by each of its business segments in the year ended 31 December 2009 were: natural gas gathering and processing (31%), natural gas pipelines (27%) and natural gas liquids operations (42%). ONEOK Partner’s multiples are relatively high reflecting existing organic pipeline expansion projects (capital expenditure of US$600-700 through 2013) and market expectation that it will benefit from increased exploration and development activity in the natural gas and natural gas liquids sector. Southern Union Company Southern Union is a diversified company engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas. It owns and operates on the largest natural gas pipeline systems in the United States with more than 20,000 miles (32,000 kilometres) of gathering and transportation pipelines, one of North America’s largest LNG import terminals and local distribution businesses in Missouri and Massachusetts. Contributions from its transportation and storage and distribution business segments is relatively while the results of the gathering and processing segment is subject to fluctuations in gas sales prices and volumes and in the year ended 31 December 2009 this segment recorded a negative contribution to earnings. It has a substantial (US$1.35 billion) 50% interest in Florida Gas, an interstate pipeline system from south Texas to south Florida. Boardwalk Pipeline Partners L.P. Boardwalk Pipeline Partners owns and operates approximately 14,200 miles (22,800 kilometres) of interstate natural gas pipeline directly serving customers in 12 states and underground storage  4 A master listed partnership is a United States limited partnership which is publicly traded. Limited partnerships do not pay corporate income tax (both on a state or federal basis) and an investor (limited partner) may also record a pro-rated share of the limited partnership’s depreciation as a deduction to their taxable income. 5

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fields with an aggregate working gas capacity of 163Bcf (172PJ) . It transports gas principally from the Gulf Coast and Mid-Continent regions and its major pipeline systems are the Gulf Crossing System, Gulf South System and Texas Gas System. In the year ended 31 December 2009 it recorded US$909 million in revenue.

El Paso Pipeline L.P.

El Paso Pipeline Partners was formed in 2007 and owns and operates interests in four interstate natural gas pipeline systems and an LNG storage and regasificiation terminal. Its interest include 100% of Wyoming Interstate Company and a 58% interest in Colorado Interstate Gas Company both of which operate in the Rocky Mountain region, a 51% interest in El Paso Elba Express Company and a 45% interest in Southern Natural Gas Company both of which serve the southeastern region and a 51% interest in Southern LNG Company which owns the Elba Island LNG operations near Savannah, Georgia.

Spectra Energy Partners L.P.

Spectra Energy Partners owns and operates interests in natural gas transportation and storage assets including more than 3,100 miles (5,000 kilometres) of transmission and gathering pipeline and approximately 49Bcf (52PJ) of storage. Its interests include 100% of East Tennessee Natural Gas, Ozark Gas Transmission and Saltville Gas Storage Company, 24.5% of Gulfstream Natural Gas and 50% of Market Hub Partners. Spectra Energy Partner's multiples are relatively high reflecting market expectations for significant distribution growth over the next few years from both existing organic expansion projects (capital expenditure of US$200 through 2011) and acquisitions (particularly from its general partner, Spectra Energy Corporation).

TC Pipelines L.P.

TC PipeLines owns interests in approximately 3,700 miles (6,000 kilometres) of interstate natural gas pipelines including 100 % interests in North Baja Pipeline and Tuscarora Gas Transmission Company, a 50% interest in Northern Border Pipeline and a 46.45% interest in Great Lakes Gas Transmission. Most of its net income is derived from its equity accounted interests.

2.2 WestNet Rail

The trading multiples of selected listed rail transport companies are set out below:

Sharemarket Ratings of Selected Listed Companies

Company	Market Capitalisation (millions)	EBITDA Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2
Australia				
Asciano	A$4,828	11.0	9.0	7.9
North America				
Union Pacific	US$39,268	9.7	7.5	6.9
Canadian National Railway	C$30,515	11.2	9.5	8.6
Norfolk Southern	US$21,538	9.1	7.3	6.6
CSX	US$20,790	9.0	7.5	6.8
Canadian Pacific Railway	C$10,745	11.5	9.5	8.6
Kansas City Southern	US$3,905	12.8	8.7	7.7
Genesee & Wyoming	US$1,710	15.1	11.2	8.7
Minimum		*9.0*	*7.3*	*6.6*
Maximum		*15.1*	*11.2*	*8.7*
Median		*11.1*	*8.8*	*7.8*

Source: Grant Samuel analysis

6

SCHEME BOOKLET 307 ANNEXURE A Independent Expert’s Report The multiples shown above are based on sharemarket prices as at 17 September 2010 and do not reflect a premium for control. All of the companies have a 31 December year end except for Asciano Limited (“Asciano”) which has a 30 June year end. A brief description of each company is set out below: Asciano Limited Asciano is one of Australia’s largest listed infrastructure owners, with a primary focus on transport infrastructure, including ports and rail assets, and associated operations and services. It is Australia’s leading lessee operator of container terminals and the largest stevedoring provider and has operations in Australia’s four largest container ports. Its rail business (Pacific National) is Australia’s leading provider of bulk haulage services for coal, grain, bulk industrial products and intermodal services. For the year ended 30 June 2010, Asciano recorded revenue of A$2,850 million with operating segment contributions as follows: Coal (23%), Intermodal (29%), Container Ports (24%) and Auto Bulk & General (24%). Asciano’s relatively high multiples reflect the contribution to earnings from the higher margin ports segment. Union Pacific Corporation Union Pacific Corporation (“Union Pacific”) owns one of America’s leading transportation companies. Its principal operating company, Union Pacific Railroad Company, links 23 states in the western two-thirds of the country and offers competitive long-haul routes from all major West Coast and Gulf Coast ports to eastern gateways. Union Pacific operates one business segment (rail freight) and recorded freight revenue of US$13,373 million in the year ended 31 December 2009. Commodity segment revenue contributions were as follows: Intermodal (19%), Industrial products (16%), Energy (23%), Chemicals (16%), Automotive (6%), and Agricultural (20%). Canadian National Railway Company Canadian National Railway Company (“Canadian National”) is based in Canada with a rail network that stretches from Halifax on the east coast to Vancouver and Prince Rupert on the west coast of Canada and south into New Orleans in the United States. It has alliances with other carriers which extend its reach into Mexico. In the year ended 31 December 2009 Canadian National generated revenue of C$7,367 million, to which its Canadian operations contributed 67%. Revenue contribution by commodity group was as follows: Grain and Fertilizers (20%), Intermodal (20%), Petroleum and Chemicals (19%), Forest Products (17%) and Metals and Minerals (11%). In 2009 Canadian National acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company for US$300 million, divested its Weston subdivision for C$160 million and divested a number of commuter rail lines. It has also divested some commuter rail lines in 2010. Consequently, Canadian National’s historical and first year forecast EBITDA multiples are not meaningful. Norfolk Southern Corporation Norfolk Southern Corporation (“Norfolk Southern”) controls the Norfolk Southern Railway and offers intermodal services through subsidiaries Triple Crown Services and Thoroughbred Direct Intermodal Services. The railway operates a 21,300 route mile network in 22 eastern states of the United States, District of Columbia, and Ontario, Canada. It provides comprehensive logistics services and serves 20 seaports and lake ports in the United States and Canada. In the year ended 31 December 2009 it recorded revenue of US$7,969 million with commodity group contributions as follows: Coal (28%), General merchandise (52%) and Intermodal (19%). CSX Corporation CSX Corporation (“CSX”) operates approximately 21,000 route miles of track across a network in the eastern United States that links East Coast and Gulf Coast ports with the eastern United States and the Midwest, including Chicago. CSX recorded revenues of US$9,041 million in the year ended 31 December 2009. Its primary operating segments and their respective contributions to 7

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2009 revenue are Rail (87%) and Intermodal (13%). CSX's top commodity segments by approximate revenue share are Coal (30%), Intermodal (13%), Chemicals (14%) and Agricultural Products (11%).

Canadian Pacific Railway Company

Canadian Pacific Railway Company ("Canadian Pacific") provides rail and intermodal freight transport services throughout North America. Its 13,800-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the United States Northeast and Midwest regions. Agreements with other carriers extend its market reach throughout the United States and into Mexico. In the year ended 31 December 2009 Canadian Pacific recorded revenue of C$4,175 million with commodity segment contributions as follows: Intermodal (27%), Grain (27%), Industrial and Consumer Products (18%) and Coal (11%).

Kansas City Southern

Kansas City Southern ("KCS") operates a nearly 6,000-track mile network, serving 10 states in the central and south central United States and Mexico. Its Mexican subsidiary is the largest primary Mexican rail carrier. In the year ended 31 December 2009 it recorded revenue of US$1,480 million of which 58% was derived from United States. Commodity segments contribution to revenue were as follows: Agriculture & Minerals (24%), Industrial & Consumer Products (23%), Chemical & Petroleum (22%), Coal (13%) and Intermodal (10%).

Genesee & Wyoming Inc

Genesee & Wyoming Inc ("G&W") owns and operates short line and regional freight railroads. The majority of its operations are in the United States, with additional rail assets in Canada, Australia, the Netherlands, as well as a minority interest in a Bolivian railroad. In total G & W owns or leases 63 railroads with a total of 9,900 miles of. For the year ended 31 December 2009 it recorded revenue of US$545 million with commodity segment contributions as follows: Coal, Coke & Ores (21%), Pulp & Paper (15%), Minerals and Stone (12%) and Farm & Food Products (11%). In June 2010, G&W announced the acquisition of FreightLink Pty Ltd ("FreightLink") for A$336 million including assumed debt. FreightLink is an above and below rail operator of the 1,400 mile railroad linking the Port of Darwin to the Australian interstate rail network in South Australia. Consequently, G&W's historical and first year forecast EBITDA multiples are not meaningful.

2.3 Euroports

The trading multiples of selected listed port operators are set out below:

Sharemarket Ratings of Selected Listed Companies					
Company	Country	Market Capitalisation (millions)	EBITDA Multiple (times) Historical	Forecast Year 1	Forecast Year 2
Global					
DP World	United Arab Emirates	US$9,080	12.1	10.9	9.7
United Kingdom and Europe					
Hamburger Hafen und Logistik	Germany	€2,022	9.5	9.3	8.4
Forth Ports	United Kingdom	£610	10.1	9.2	8.7
Eurokai	Germany	€383	5.6	5.3	4.6

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Sharemarket Ratings of Selected Listed Companies					
Company	Country	Market Capitalisation (millions)	EBITDA Multiple (times)		
			Historical	Forecast Year 1	Forecast Year 2
Asia					
Shanghai International	China	CNY88,371	13.2	10.4	9.6
China Merchants	China	HK$70,383	16.4	12.6	11.4
Cosco Pacific	China	US$4,111	16.9	12.9	10.9
Tianjin Port Company	China	CNY14,252	10.5	8.3	7.4
Tianjin Port Development	China	HK$10,777	236.9	7.5	6.5
Shenzhen Chiwan Wharf	China	CNY8,582	11.5	9.3	8.6
Dalian Port (PDA)	China	CNY8,012	9.0	7.3	6.0
Xiamen International Port	China	CNY3,496	7.6	6.4	5.8
Bintulu Port	Malaysia	MYR2,612	12.7	11.1	10.2
Australia and New Zealand					
Asciano	Australia	A$4,828	11.0	9.0	7.9
Port of Tauranga	New Zealand	NZ$904	12.9	11.6	11.2
Lyttelton	New Zealand	NZ$239	10.2	9.4	8.8

Source: Grant Samuel analysis

The multiples shown above are based on sharemarket prices as at 17 September 2010 and do not reflect a premium for control.

All of the companies have a 31 December year end with the exception of Asciano, Lyttelton Port Company Limited ("Lyttelton") and Port of Tauranga Limited ("Port of Tauranga") which have 30 June year end.

DP World Limited

DP World Limited ("DP World") is one of the world's largest container port terminal operators with operations in 31 countries from the Americas to Asia. DP World is a subsidiary of Dubai World (Port & Free Zone World FZE) ("Dubai World") which has 80.45% interest in the company. Dubai World is an investment holding company that manages and supervises a portfolio of businesses and projects for the Dubai Government. As at 31 December 2009, DP World terminals had a total capacity of 60 million TEU[3]. For the year ended 31 December 2009, it handled 43 million TEU. Its relatively high multiples may reflect is substantial scale and diversification as well as presence in high growth regions.

Hamburger Hafen und Logistik AG

Hamburger Hafen und Logistik AG ("HHLA") is a German based company involved in European seaport transportation. The company offers vertically integrated services, from container terminal management to hinterland transport systems and logistics services, to create a connection between the international port and the customer. During the year ended 31 December 2009, the container division of HHLA handled 4.9 million TEU and contributed more than 55% of total revenue. It has a limited free float with the Free and Hanseatic City of Hamburg holding 68.5%.

Forth Ports PLC

Forth Ports PLC ("Forth Ports") operates seven ports, including six ports in Scotland and the port of Tilbury in London. In addition, it provides marine services, controlling navigation in the Firths of Forth and Tay and operates a towage fleet. Forth Ports is also involved in real estate activities

[3] TEU is "twenty-foot equivalent units", the measure used for capacity in container transportation

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310 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report mainly related to the regeneration of the coastline at Leith-Edinburgh. During the year ended 31 December 2009, Forth Ports handled 45.8 million tonnes of cargo through its ports with liquid cargo accounting 71%. Revenue is derived almost exclusively from its port operations. Subsequent to year end Forth Ports received three conditional acquisition proposals from a consortium comprising Arcus Infrastructure Partners LLC (“Arcus”), Peel Ports Holdings Limited and RREEF Limited. The board unanimously rejected the offers on the basis that the proposals did not represent the full value of Forth Ports. Arcus hold a 27.4% interest in Forth Ports. Eurokai KGaA Eurokai KGaA (“Eurokai”) is based in Hamburg, Germany and principally engages in container handling in Europe. The company operates container terminals mostly in Italy and Germany, but also in Portugal and Morocco, and is involved in terminal projects in Germany and Russia. Eurokai also provides secondary services including goods distribution and storage, intermodal services and container sale and purchase, storage and repair services. For the year ended 31 December 2009, container throughput totalled 12.5 million TEU, of which Germany accounted for 54% and Italy represented 41%. Eurokai’s limited free float (approximately 25%), small scale and low growth profile may contribute to its relatively low EBITDA multiples. Shanghai International Port (Group) Co Shanghai International Port (Group) Co (“Shanghai International”) is the operator of Shanghai Port, one of the world’s largest container and cargo ports. For the year ended 31 December 2009, container terminal operations accounted for approximately 45% of revenue with bulk cargo operations and port-related logistics and services contributing the remainder. Shanghai International has a limited free float with the municipal government of Shanghai, China Merchants International Terminals (Shanghai) Co Ltd. and Shanghai Tongsheng Investment (Group) Corp. holding in aggregate around 88%. China Merchants Holdings (International) Co Ltd China Merchants Holdings (International) Co Ltd (“CMHI”) is an investment holding company listed on the Hong Kong Stock Exchange. It is one of the largest port operators in China with interests in seven of the eight busiest ports which account for 81% of China’s container throughput. For the year ended 31 December 2009, CMHI handled a total of 50.4 million TEU and 232 million tonnes of bulk cargo. Shanghai International Port has a 26.54% interest in Shanghai International. In calculating earnings multiples for CMHI, this investment has been proportionately consolidated. There are a number of factors which may contribute to CMHI’s relatively high multiples, including its substantial scale, location in a high growth region and the benefits flowing from its pending acquisition of a 20% interest in Chu Kong River Trade Terminal Company Limited. Furthermore, it has a limited free float with Chinese government owned China Merchants Group Limited holding 55.4% . CMHI also has a 24.82% interest in a listed containers manufacturer which trades at high earnings multiple and the market value of this investment has been excluded in calculating the multiples for CMHI, however, the investment may still influence multiples. Cosco Pacific Ltd Cosco Pacific Ltd (“Cosco Pacific”) is an investment holding company listed on the Hong Kong Stock Exchange. It is amongst the five largest terminal operators in the world. Its principal activities are managing and operating container terminals, the leasing, management and sale of containers and logistics and other related businesses. For the year ended 31 December 2009, the leasing, management and sale of containers accounted for approximately 65% of revenue, with container terminal operations contributing the remaining 35%. It handled 43.5 million TEU through its port terminals with Chinese ports accounting for approximately 90% of the volume. Subsequent to year end, Cosco Pacific completed the equity transfer of its 49% stake in Cosco Logistics to China COSCO in order to focus on its port operations. Consequently, its historical 10

SCHEME BOOKLET 311 ANNEXURE A Independent Expert’s Report multiples are not meaningful. China Ocean Shipping Company, the largest state-owned shipping conglomerate in China, holds 42.7% of Cosco Pacific. Tianjin Port Development Holdings Limited Tianjin Port Development Holdings Limited (“Tianjin Port Development Holdings”) is based in the port of Tianjin, China, and is the largest single-location port operator listed in Hong Kong. During 2009 the Tianjin Port was the third largest port in China and the fifth largest port in the world in terms of throughput. In February 2010, Tianjin Port Development Holdings completed a 56.8% acquisition of Tianjin Port Holdings Company Limited (“Tianjin Port Company”), a company mainly focused on the handling of non containerised cargo, for consideration of HK$10.96 billion. The acquisition substantially increased the scale of Tianjin Port Development Holdings and resulted in the Tianjin Port Development holdings controlling all commercially operating port cargo handling and logistics within the port of Tianjin. Prior to the acquisition, the majority of Tianjin Port Development Holdings’ operations were focused on container handling although the company also participated in the handling of bulk products including metal ore, coal, crude oil, steel products and automobiles. Consequently, its historical earnings multiples are not meaningful. Tianjin Port Holdings Company Limited Tianjin Port Company is based in Tianjin, China. It is listed on the Shanghai Stock Exchange and is primarily engaged in the handling of non-containerised cargo including charcoal, coal, ore, and other bulk cargo. It also undertakes warehousing and storage of cargo and provides integrated transportation, freight forwarding, and shipping brokerage services. In March 2009, Tianjin Port Development Holdings announced the acquisition of a 56.8% stake in Tianjin Port Company for HK$10.96 billion. The transaction was completed on 4 February 2010. Dalian Port (PDA) Company Limited Dalian Port (PDA) Company Limited (“Dalian”) is listed on the Hong Kong Stock Exchange and is an oil and container terminal operator in China. The Dalian port is one of China’s four strategic oil reserve bases and Dalian is the largest oil/liquified chemicals, container and automobile terminal operator in northwestern China. For the year ended 31 December 2009, Dalian handled 5.5 million TEU of container boxes, 39.8 million tonnes of oil/chemicals cargo and 50,248 vehicles. The oil/chemicals terminal provision and related logistics services were the major business contributors and accounted for 54% of revenue and 63% of operating profit. The container terminal and logistics division contributed 23% of the total revenue and 25% of the operating profit with port value added services accounting for the remainder. Chinese government owned Dalian Port Corporation is the major shareholder in the group with a 62.09% interest. Shenzhen Chiwan Wharf Holdings Limited Shenzhen Chiwan Wharf Holdings Limited (“Shenzhen Chiwan”) is listed on the Shanghai Stock Exchange and is principally engaged in the handling, storage and transportation of containers and bulk cargos at the terminals of Chiwan Port in Shenzhen, China. It also provides land transportation, pilotage and shipping brokerage services. Bulk and general cargo handled by includes foodstuffs and fertilizers. With a shareholding of 57.5%, China Nanshan Development (Group) Inc. is the controlling shareholder. Xiamen International Port Co. Ltd Xiamen International Port Co. Ltd (“Xiamen”) is the largest port terminal operator in Xiamen, China, and is listed on the Hong Kong Stock Exchange. Through the operation of five terminals and 16 berths, Xiamen is primarily engaged in the loading and unloading of container, bulk and general cargo and the provision of ancillary port services. Xiamen also manufactures and sells building materials and operates an industrial products trading business, although these businesses are not major contributors to operating profit. During the year ended 31 December 2009, 11

312 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report container and bulk/general cargo throughput for totalled 3.1 million TEU and 5.3 million tonnes, respectively. Approximately 30% of revenue related to container loading, unloading and storage and 24% related to ancillary port services. Xiamen’s low multiples relative to other Chinese companies may reflect its smaller scale and limited geographical diversification. Also, shares listed on the Hong Kong stock exchange have historically traded at a discount to those listed on the Shanghai stock exchange reflecting market segmentation. Bintulu Port Holdings Berhad Bintulu Port Holdings Berhad (“Bintulu Ports”) is a Malaysia-based investment holding company. It provides port services and develops and operates port infrastructure and facilities at Bintulu Port, Sarawak. It is also engaged in the provision of bulking installation facilities for palm oil, edible oils, vegetable oils, fats and its by-products. For the year ended 31 December 2009, it handled cargo throughput of around 38 million tonnes with liquified natural gas accounting for more than 57%. Bintulu’s higher multiples may reflect its mix of activities. There are two major shareholders of Bintulu Ports accounting for 63.5% of equity, Petroliam Nasional Berhad (32.8%) and State Financial Secretary Sarawak (30.7%). Asciano Limited Asciano is one of Australia’s largest listed infrastructure owners, with a primary focus on transport infrastructure, including ports and rail assets, and associated operations and services. It is Australia’s leading lessee operator of container terminals and the largest stevedoring provider and has operations in Australia’s four largest container ports. Its rail business (Pacific National) is Australia’s leading provider of bulk haulage services for coal, grain, bulk industrial products and intermodal services. For the year ended 30 June 2010, Asciano recorded revenue of A$2,850 million with operating segment contributions as follows: Coal (23%), Intermodal (29%), Container Ports (24%) and Auto Bulk & General (24%). Asciano’s multiples reflect its blend of activities. Port of Tauranga Limited Port of Tauranga Limited (“Port of Tauranga”) is the largest port in New Zealand handling in excess of 13 million tonnes of cargo per annum. It has recently increased land holdings to 185 hectares with plans to increase port capacity. The principal commodities handled at the port include forestry, exports of kiwi fruit and dairy products and imports of petroleum, fertilizers and coal. Work is being undertaken to facilitate port access to larger ships which is expected to increase the volume of business through the port. Through joint ventures, the company also provides marine services, a range of container handling services and national log marshalling, stevedoring and inventory management services. Quayside Securities Limited, an entity beneficially owned by the Bay of Plenty Regional Council, owns 55% of the ordinary shares in Port of Tauranga. Relatively high multiples may reflect its expansion plans. Lyttelton Port Company Limited Lyttelton Port Company Limited (“Lyttelton”) is responsible for the overall management of the port of Lyttelton in Christchurch, New Zealand. Lyttelton’s principal activities include the provision of port facilities, marine services and the cargo handling of coal and containers. For the year ended 30 June 2010, Lyttelton handled 9.8 million tonnes of cargo including over 2 million tonnes of coal through the coal facility that is the largest in New Zealand. Bulk fuel and dry bulk were the other main commodities handled at the port. Its container terminal also recorded throughput volume of 273,789 TEU. Christchurch City Council is the major shareholder with 78.8%. 12

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Appendix 4

Market Evidence – Transactions

1 Utilities Operations

1.1 Powerco

Set out below is a summary of transactions involving businesses in the energy transmission and distribution infrastructure sector in New Zealand since 2002 for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Electricity and Gas Distribution

Date	Target	Transaction	Consideration (NZ$ millions)	EBITDA Multiple (times) Historical	EBITDA Multiple (times) Forecast
Electricity					
Jun 10	Horizon Energy Distribution	On market offer for 10.1% of shares by Marlborough Lines	104	9.3	na
Jan 10	Horizon Energy Distribution	Takeover offer by Eastern Bay Energy Trust for 22.71% of shares it did not already own	100	9.9	8.9
Sep 09	Horizon Energy Distribution	Partial takeover offer for 51% by Marlborough Lines	99	9.8	8.9
Nov 08	Powerco	Acquisition of 58% by QIC	726	9.1	9.1
Apr 08	Wellington Electricity Network	Acquisition by CKI	785	na	9.8
Aug 04	Powerco	Acquisition by Prime Infrastructure	680	9.4	9.0
Sep 02	UnitedNetworks	Acquisition by Vector	1,500	8.7	8.4
Sep 02	UnitedNetworks' electricity distribution networks	Acquisition by Powerco	590	9.0	8.9
Gas					
Apr 07	Rockgas Limited	Acquisition by Contact Energy	156	8.0	7.8
Jun 05	NGC Holdings	Acquisition of 32.8% interest by Vector	1,506	10.7	10.1
Oct 04	NGC Holdings	Acquisition of 67.2% interest by Vector	866	9.6	9.2

Source: Grant Samuel analysis

A brief summary of each transaction is set out below.

Electricity

Horizon Energy Distribution Limited/Marlborough Lines Limited/Eastern Bay Energy Trust

Horizon Energy Distribution Limited ("Horizon Energy") is an electricity lines company that distributes electricity throughout the Eastern Bay of Plenty region of New Zealand. Its distribution network comprises 2,341 kilometres of lines over 8,400 square kilometres in the Eastern Bay of Plenty region on the North Island of New Zealand. Horizon Energy distributes electricity to over

1

314 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report 24,000 residential, commercial and industrial customers in the Whakatnae, Kawerau and Opotiki districts. Horizon Energy is 77.29% owned by Eastern Bay Energy Trust. On 14 September 2009, Marlborough Lines Limited (“Marlborough Lines”) announced its intention to make a partial takeover offer for 51% of Horizon Energy shares at $3.96 per share. This offer was rejected by both the directors of Horizon Energy and Eastern Bay Energy Trust and lapsed on 30 November 2009. On 13 January 2010, Eastern Bay Energy Trust announced its intention to make an offer for all of the shares in Horizon Energy that it did not already own at $4.00 per share but this offer was suspended on 10 February 2010 pending a court ruling on aspects of Eastern Bay Energy Trust’s trust deed related to its ability to acquire further shares in Horizon Energy. The case is still before the court. On 14 June 2010, Marlborough Lines announced an on market offer for 10.1% of Horizon Energy’s shares at $4.15 per share (to be reduced to $4.06 per share after the record date for the $0.09 dividend). On 24 June 2010, Marlborough Lines announced that it had been successful in acquiring 10.1% of Horizon Energy’s shares, preventing Eastern Bay Energy Trust from achieving 100% ownership of Horizon Energy. Marlborough Lines has acquired additional shares in Horizon Energy and has a current shareholding of 13.5%. While the latter two transactions were only for minority interests in Horizon Energy, both had strong strategic rationale (to obtain 100% control in the case of Eastern Bay Energy Trust and to acquire a blocking stake in the case of Marlborough Lines). Powerco Limited (58%)/QIC Limited In November 2008, Babcock & Brown Infrastructure (“BBI”) announced the proposed sale of 50% of its Powerco New Zealand operations to QIC Limited (“QIC”) for NZ$400 million following a competitive sale process. The Tasmanian gas distribution network was excluded from the sale. At completion of the transaction in February 2009, BBI announced that the transaction had been restructured such that QIC would acquire a 58% in Powerco for NZ$421.2 million. Powerco is New Zealand’s second largest electricity and gas distribution business with over 400,000 customers covering 39,000 square kilometres in the North Island of New Zealand. Vector Limited’s Wellington electricity network/Cheung Hong Infrastructure Holdings In April 2008, Vector Limited (“Vector”) announced the sale of its Wellington electricity network to Cheung Hong Infrastructure Holdings Limited (“CKI”) for NZ$785 million after reviewing a number of approaches. The average age of the network assets was 32 years and the network had averaged demand growth of 1.2% per annum over the last five years. Vector continued to hold the Auckland electricity networks and its interests in the fibre-optic telecommunications network in Wellington. Powerco Limited/Prime Infrastructure Networks (New Zealand) Limited In September 2004, Prime Infrastructure Networks (New Zealand) Limited (“Prime Infrastructure”) made an offer to acquire all of the ordinary shares and capital bonds of Powerco Limited (“Powerco”) at NZ$2.15 per share, to be paid using a mix of cash and a subordinated debt security. The structure of the offer was highly complex and significant uncertainty surrounded the volume and underlying value of the subordinated debt securities to be issued under the offer. Powerco was New Zealand’s second largest electricity and gas distribution company. It had a network servicing approximately 400,000 consumers in the North Island, representing 46% of the gas connections and 16% of the electricity connections in New Zealand. 2

SCHEME BOOKLET 315 ANNEXURE A Independent Expert’s Report UnitedNetworks Limited/Vector Limited In October 2002, Vector completed the acquisition of all of the shares in UnitedNetworks Limited (“UnitedNetworks”) at a price of NZ$9.90 per share. The offer was the result of a formal sale process involving a number of competing bidders. UnitedNetworks received a number of bids for the shares and assets of UnitedNetworks and the offer by Vector was selected by the independent directors of UnitedNetworks as affording the best value outcome for UnitedNetworks’ shareholders. UnitedNetworks was an electricity distribution business operating electricity networks in Auckland and in the Wellington City, Lower Hutt, Upper Hutt and Porirua districts. UnitedNetworks Limited/Powerco Limited In September 2002, Powerco acquired UnitedNetworks’ electricity distribution networks in the Tauranga, eastern and southern Waikato, Thames and Coromandel regions. The transaction almost doubled the size of Powerco’s electricity lines business, making it the second largest in New Zealand. Gas Rockgas Limited/Contact Energy In April 2007, Contact Energy acquired Rockgas Limited (“Rockgas”) from Origin Energy Limited (“Origin Energy”) for NZ$156 million. Rockgas was a distributor and retailer of liquefied petroleum gas in New Zealand, supplying over 50% of the New Zealand LPG market. NGC Holdings Limited (32.8%)/Vector Limited On 27 June 2005, Vector announced a takeover offer for the 32.8% of the shares that it did not already own in NGC Holdings Limited (“NGC”) and provided details of its proposed initial public offering. Vector had previously acquired a 67.2% shareholding in NGC following a takeover offer made in December 2004. The consideration offered for NGC was NZ$2.62 worth of Vector shares and NZ$0.78 cash for each share in NGC. NGC’s operations comprised gas transmission and distribution services, energy sales and processing of natural gas, LPG and gas liquids, ownership and management of electricity and gas meters and the provision of related metering services. Vector also operated businesses that delivered high-speed voice and data communications. It was the largest owner and manager of electricity infrastructure networks in New Zealand with electricity networks in Auckland and Wellington serving over 644,000 customers. NGC’s business activities were complementary to Vector’s own electricity, gas, metering and telecommunications assets in terms of location, market position and scale. NGC Holdings Limited (67.2%)/Vector Limited On 11 October 2004, Vector announced that it had entered into an agreement to acquire AGL’s 66.05% stake in NGC at a price of NZ$3.00 per share. Completion of the sale was subject to an exemption being granted by the Takeovers’ Panel which would allow AGL to sell its New Zealand holding company, AGL NZ Limited, to Vector rather than the shares in NGC. The exemption was not granted and on 19 November 2004 Vector issued a notice of intention to make a takeover offer for all of the shares in NGC. The takeover offer closed on 4 February 2005 with Vector having gained acceptances for a further 1.2% of NGC shares on top of the 66.05% acquired from AGL. The cash consideration paid to AGL under the takeover offer was reduced from NZ$3.00 to NZ$2.91 due to the payment of a NZ$0.09 special dividend on 3 November 2004. 3

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1.2 International Energy Group

Set out below is a summary of transactions involving businesses in energy distribution infrastructure in the United Kingdom and Europe over the last four years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Energy Distribution Infrastructure

Date	Target	Transaction	Consideration (millions)	EBITDA Multiple (times) Historical	EBITDA Multiple (times) Forecast
Aug 10 pending	United Kingdom electricity network assets of Electricite de France SA	Acquisition by Eclipse First Consortium led by CKI	£3,200	na	8.1
Jul 10 pending	Northern Ireland Electricity plc	Acquisition by ESB Group	£1,034	8.5-9.0[1]	na
Jul 10	Naturgas Energia Grupo	Acquisition of 29.43% interest by Energias De Portugal	€2,030	9.4	na
Dec 09	Endinet BV	Acquisition by Alliander NV	€712	9.4	na
Jul 09	Various Spanish gas distributors	Acquisition by Naturgas Energia Grupo	€330	13.2	na
Feb 09	ItalGas	Acquisition by Snam	€4,200	9.1	na
Nov 06	United Utilities	Acquisition by Colonial First State consortium	£1,640[2]	6.9	na
Oct 06	Viridian Group Plc	Acquisition by Arcapita	£1,624	8.6	7.7
Sep 05	Inexus Group	Acquisition by Challenger Infrastructure consortium	£465[2]	na	na

Source: Grant Samuel analysis

A brief summary of each transaction is set out below.

UK electricity distribution networks of Electricite de France SA/Eclipse First Consortium

In August 2010 the Eclipse First Consortium led by CKI made an irrevocable offer to acquire the United Kingdom regulated and non-regulated electricity distribution networks of Electricite de France SA ("EDF"). The assets comprise three regional networks with a distribution area that covers London, South East England and the East of England serving around 7.8 million customers and a non-regulated business comprising commercial contracts to distribute electricity to a number of privately owned sites. EDF had announced their intention to sell the assets in October 2009 to reduce debt. The offer implies a multiple of 1.27 times the 1 April 2010 RAB for the regulated assets and a multiple of 8.1 times estimated EBITDA for the year ending 31 December 2010. On the basis of the offer EDF has granted the consortium a period of exclusivity.

Northern Ireland Electricity plc/ESB Group

On 7 July 2010 the Electricity Supply Board Group ("ESB") announced the acquisition of Northern Ireland Electricity plc ("NIE"), the Northern Ireland regulated electricity transmission and distribution business of the Viridian Group for £1,034 million. ESB is a statutory corporation domiciled in the Republic of Ireland and is a vertically integrated electricity utility. As part of the acquisition ESB will also acquire certain companies associated with NIW including NIE Powerteam Limited and Powerteam Electrical Services (UK) Limited, which provide electrical construction and maintenance services. Financial information for this transaction is limited

1 Based on Grant Samuel interpretation of limited historical financial information.
2 Consideration reflects gross consideration as equity consideration was not disclosed.

4

SCHEME BOOKLET 317 ANNEXURE A Independent Expert’s Report although more information is likely to be published in September 2010 when Viridian Group publishes its annual report for the year ended 31 March 2010. The historical EBITDA multiple calculated in the table is based on Grant Samuel’s interpretation of financial information for Viridian Group’s transmission and distribution business for the year ended 31 March 2009. The transaction implies a multiple of 1.2 times NIE’s regulated asset base at 31 March 2010. Naturgas Energia Grupo SA/Energias de Portugal SA On 28 July 2010, Energias de Portugal SA (“EDP”) (via its 96.86% interest in Hidroelectrica Del Cantabrico SA (“HDC”)) announced the acquisition of 29.43% interest in Naturgas Energia Grupo SA (“Naturgas”) for €617 million. The transaction increases HDC’s interest in Naturgas to 95%. HDC will also have the option to purchase a remaining 5% stake of Naturgas between 1 June 2016 and 1 June 2018. Naturgas operates distribution, transmission and purchase and sale of natural gas in Spain. Endinet BV/Alliander NV On 11 December 2009, Alliander NV signed a heads of agreement to acquire Endinet BV from the Municipality of Eindhoven and eleven other municipalities in the region of Eindhoven, Netherlands. Endinet BV provides electricity and gas transmission and distribution services. Alliander NV manages electricity and gas grids and supplies grid related services in the Netherlands and internationally. Various Spanish Gas Distributors/Naturgas Energia Grupo SA In July 2009, Naturgas reach an agreement with Gas Natural Fenosa (“Gas Natural”) to purchase low pressure natural gas distribution and supply assets in the regions of Cantabria and Murcia, as well as the high pressure natural gas distribution assets in the regions of the Basque Country, Asturias and Cantabria for consideration of €330 million. All the assets are located in Spain. The sale of the assets by Gas Natural was necessary to enable Gas Natural to complete the acquisition of Union Fenosa, a gas and electricity producer in Spain. The acquisition increases Naturgas’ distribution market share to 14%, becoming the second largest distributor in Spain. Italgas/Snam Rete Gas SpA On 12 February 2009, Snam Rete Gas SpA (“Snam”) announced the acquisition of ItalGas SpA from ENI SpA (its parent company) for approximately €4,200 million. Italgas is a regulated business, and operates the largest Italian gas distribution network with approximately 40,000 kilometres of distribution pipelines throughout the country. Inexus Group Holdings Limited/Challenger Infrastructure Fund consortium On 1 September 2005, the Challenger Infrastructure Fund (“Challenger Infrastructure”) led a consortium to acquire a majority interest in Inexus Group Holdings Limited (“Inexus”) from STAR Capital Partners. The enterprise value for the transaction was £465 million. Following the transaction Challenger Infrastructure held approximately 80%, entities managed by Colonial First State Global Asset Management (the Colonial First State Wholesale Infrastructure Income Fund and Colonial First State Private Capital Limited) held 13% and Inexus management 7%. At the time of acquisition Inexus was the largest independent gas transporter in the United Kingdom with a 47% share of total existing connections and more than 450,000 gas and electricity connections and contracts. Due to Inexus reporting negative earnings for the full year ending 31 December 2004, transaction multiples are not meaningful. United Utilities Electricity Limited/Colonial First State Global Asset Management consortium In November 2007, Colonial First State Global Asset Management (“Colonial”) led a consortium to acquire United Utilities Electricity Limited (“United Utilities”) for a total enterprise value of £1,640 million. The acquisition represented a Regulated Asset Value multiple of 1.32 times. At 5

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the time of acquisition, United Utilities comprised an electricity distribution network of approximately 56,000 kilometres of underground and overhead cables in the North West of England. The distribution area covered around 2.3 million customers in the Greater Manchester region, the counties of Lancashire and Cumbria, and parts of Cheshire.

Arcapita Bank B.S.C./Viridian Group Plc

In October 2006, Arcapita Bank B.S.C offered to acquire Viridian Group plc (Viridian") for a consideration of approximately £1,624 million. Viridian is involved in the generation, procurement, transmission and distribution of electricity in the United Kingdom and Republic of Ireland.

2 Fee for Service Operations

2.1 Natural Gas Pipeline Company of America

Set out below is a summary of transactions involving businesses in the interstate transportation and storage of natural gas in the United States over the last four years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Natural Gas Transportation and Storage

Date	Target	Transaction	Consideration[3] (US$ millions)	EBITDA Multiple[4] (times)	
				Historical	Forecast
Jun 10	Southern Natural Gas Company	Acquisition of additional 20% by El Paso Pipeline Partners	2,462	10.3	10.2
May 10	MidContinent Express Pipeline	Acquisition by Regency Energy Partners	1,171	na[5]	10.2
Mar 10	Southern LNG Company and El Paso Elba Express Company	Acquisition of 51% by El Paso Pipeline Partners	810	10.7	na
Jan 10	Pipeline and Midstream Assets of The Williams Companies Inc	Acquisition by Williams Partners	9,750	7.7	6.8
Jan 10	Williams Pipeline Partners	Acquisition by Williams Partners	784	10.4	10.5
Jul 09	Colorado Interstate Gas Company	Acquisition of additional 18% by El Paso Pipeline Partners	1,194	9.1	na
May 09	North Baja Pipeline	Acquisition by TC Pipelines	270	9.6	na
Apr 09	Ozark Gas Transmission and Ozark Gas Gathering	Acquisition by Spectra Energy Partners	295	6.4	na
Dec 07	NGPL	Acquisition of 80% interest by Babcock & Brown consortium	3,511	10.5	10.2
Dec 07	Saltville Gas Storage and P-25 Pipeline	Acquisition by Spectra Energy Partners	107	na	11.5
Dec 06	Great Lakes Gas Transmission	Acquisition of 46.45% interest by TC Pipelines	1,578	9.6	na

3 Implied equity value if 100% of the company or business had been acquired.

4 Represents gross consideration divided by EBITDA. Gross consideration is the sum of the equity and/or cash consideration plus borrowings net of cash. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant items.

5 na = not available

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Recent Transaction Evidence – Natural Gas Transportation and Storage

Date	Target	Transaction	Consideration[3] (US$ millions)	EBITDA Multiple[4] (times)	
				Historical	Forecast
Dec 06	ANR Pipeline Company and ANR Storage	Acquisition by TransCanada	2,884	11.1[6]	na
Nov 06	Tuscarora Gas Transmission Company	Acquisition of additional 49% by TC Pipelines	204	11.0	na
Sep 06	Transwestern Pipeline	Acquisition by Energy Transfer Partners	956	10.0-10.5	na

Source: Grant Samuel analysis[7]

A brief summary of each transaction is set out below.

Southern Natural Gas Company (20%)/El Paso Pipeline Partners L.P.

On 17 June 2010, El Paso Pipeline Partners announced the acquisition from its general partner El Paso Corporation of an additional 16% interest in Southern Natural Gas Company ("SNG") for US$394 million plus an option to acquire a further 4% for US$98 million. On 28 June 2010 it exercised the option and its interest in SNG increased to 45%. SNB is an interstate pipeline system serving the southeastern region of the United States.

MidContinent Express Pipeline (49.9%)/Regency Energy Partners L.P.

On 11 May 2010, Regency Energy Partners acquired a 49.9% interest in the MidContinent Express Pipeline ("MEP") from its general partner Energy Transfer Equity L.P. for 26.27 million limited partner units (value of US$584.4 million). MEP is a natural gas pipeline with approximately 500 miles of pipeline stretching from southeast Oklahoma through north east Texas, northern Louisiana and central Mississippi to an interconnect with the Transcontinental Gas Pipeline system in Alabama. Regency Energy Partners expects to make capital contributions totalling US$86 million in 2010 to fund completion of MEP expansion projects. MEP was commissioned in August 2009 and therefore no historical multiples can be calculated.

Southern LNG Company LLC and El Paso Elba Express Company LLC (51%)/El Paso Pipeline Partners L.P.

On 25 March 2010, El Paso Pipeline Partners acquired a 51% interest in both Southern LNG Company LLC ("Southern") and El Paso Elba Express Company LLC ("El Paso Elba") for US$810 million. Southern owns the Elba Island liquefied natural gas terminal near Savannah, Georgia and El Paso Elba owns the Elba Express Pipeline, a 300 kilometre interstate pipeline which delivers gas from Elba Island to markets in Georgia and the southeastern and eastern United States. The pipeline was commissioned on 1 March 2010 and therefore the historical multiples presented only reflect the earnings of Southern.

Pipeline and Midstream Assets of The Williams Companies Inc/ Williams Partners L.P.

On 19 January 2010, The Williams Companies Inc ("Williams"), Williams Partners L.P. ("Williams Partners") and Williams Pipeline Partners L.P. ('Williams Pipeline") announced a strategic restructuring aimed at simplifying the group. The outcome would be that Williams would be focused on exploration, production and development of energy assets and remain the

[6] Based on EBITDA for the last twelve months prior to announcement.

[7] Grant Samuel analysis based on data obtained from IRESS, Capital IQ, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

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320 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report general partner and major limited partner in William Partners which would hold pipeline and midstream natural gas operations (including Williams Pipeline) and become the third largest diversified energy master limited partnership. The first step in the restructuring was the sale of certain pipeline and downstream assets from Williams to Williams Partners in return for US$3,500 million and 203 million shares valuing the assets at US$9,750 million. The gas pipeline assets contributed included 100% of Transcontinental Gas Pipe Line Company, 65% of Northwest Pipeline and 24.5% of Gulfstream Pipeline. The midstream assets contributed include significant large scale operations in the Rocky Mountain and Gulf Coast regions as well as the Marcellus Shale business in Pennsylvania. This step of the restructuring was completed in February 2010. The EBITDA multiples implied by this step in the restructuring are lower than those for an interstate gas pipeline reflecting the higher earnings volatility associated with the midstream activities. Williams Pipeline Partners L.P./Williams Partners L.P. The final step in the restructuring is the acquisition of Williams Pipeline (the only asset of which is a 35% interest in the gas transportation and gas storage operations of Northwest Pipeline) by Williams Partners. The consideration is 0.7584 units in Williams Partners for every a unit in Williams Pipeline valuing Williams Pipeline at US$784 million. Northwest Pipeline is a 6,300 kilometre bi-directional interstate pipeline system that extends from the San Juan Basin in New Mexico through the Rocky Mountains to the northwestern United States. It also has natural gas storage capacity of approximately 13 Bcf (13.7 PJ). Colorado Interstate Gas Company (18%)/El Paso Pipeline Partners L.P. On 27 July 2009, El Paso Pipeline Partners acquired an additional 18% in Colorado Interstate Gas Company (“CIG”) for US$215 million thereby increasing its interest to 58%. CIG is a 6,700 kilometre interstate pipeline system transporting gas from the Rocky Mountain region and to interconnection points on pipeline transporting gas to the Midwest, Southwest and Northwest of the United States and to markets in Colorado and Wyoming. It also owns interests in five storage facilities located in Colorado and Kansas with approximately 35Bcf (37PJ) of underground working capacity and one natural gas processing plant in Wyoming. North Baja Pipeline LLC/TC Pipelines L.P. On 20 May 2009, TC Pipelines announced it had entered into an agreement to acquire North Baja Pipeline LLC (“North Baja”) from TransCanada Corporation (“TransCanada”) for US$270 million. The North Baja Pipeline extends 129 kilometres from Ehrenberg in southwestern Arizona to a point near Ogilby, California on the Californian/Mexican border and connects with the Gasoducto Bajanorte natural gas pipeline system in Mexico. Its business is based on long term capacity based contracts with no direct commodity sensitivity. Ozark Gas Transmission and Ozark Gas Gathering/Spectra Energy Partners L.P. On 8 April 2009, Spectra Energy Partners announced the acquisition of Ozark Gas Transmission and Ozark Gas Gathering from Atlas Pipeline Partners L.P. for US$300 million. Ozark Gas Transmission is a 565 mile interstate pipeline which transports natural gas from receipt points in eastern Oklahoma to Arkansas and Missouri and to interstate pipelines in Arkansas. Ozark Gas Gathering owns 370 miles of intrastate natural gas gathering pipeline located in eastern Oklahoma and western Arkansas, providing access to both the well-established Arkoma Basin and the newly-exploited Fayetteville and Woodford Shales. The multiples implied by this transaction are relatively low reflecting the blend of interstate transmission and intrastate gas gathering operations and uncertainty as to their growth outlook. 8

SCHEME BOOKLET 321 ANNEXURE A Independent Expert’s Report National Gas Pipeline Company of America LLC/Babcock & Brown consortium In December 2007, Myria Acquisition Inc (“Myria”) acquired 80% of NGPL Pipeco LLC (“Pipeco”) from Knight Inc (“Knight”) for US$2,808 million (excluding transaction costs). Pipeco owns 100% of Natural Gas Pipeline Company of America LLC (“NGPL”). Myria was a syndicate of investors led by Babcock & Brown Limited including Prime. Prime held 33% of Myria giving it an effective 26.4% interest in NGPL. Knight retained its 20% interest in Pipeco and continues to operate and maintain NGPL under contract. Saltville Gas Storage Company LLC and P-25 Pipeline/Spectra Energy Partners L.P. On 14 December 2007, Spectra Energy Partners acquired the Saltville Gas Storage Company LLC (“Saltville”) and the P-25 Pipeline from its general partner for US$107 million. Saltville has approximately 5.5Bcf (5.8PJ) of working capacity in three separate natural gas storage facilities in southwestern Virginia and P-25 Pipeline is a 115 kilometre pipeline that originates at the Saltville storage facility and runs eastward terminating near Radford, Virginia. Great Lakes Gas Transmission Partnership/TC Pipelines L.P. On 22 December 2006, TC Pipelines acquired a 45.45% interest in Great Lakes Gas Transmission Partnership (“Great Lakes”) from El Paso Corporation for US$942 million. Great Lakes owns and operates a 3,400 kilometre interstate gas pipeline system linking the Western Canada gas basin with the major industrial and market centres in Minnesota, Wisconsin, Michigan and eastern Canada. Simultaneously, TransCanada (TC Pipeline’s general partner) acquired an additional 3.55% interest in Great Lakes from El Paso Corporation (increasing its interest to 53.55%) and became the operator of Great Lakes. ANR Pipeline Company and ANR Storage Company/TransCanada Corporation On 22 December 2006, TransCanada acquired ANR Pipeline Company and ANR Storage Company (collectively “ANR”) from El Paso Corporation for US$3,359 million. ANR operates one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage, and various capacity-related services to customers in the United States and Canada. The system consists of approximately 17,000 kilometres of pipeline. The pipeline system also connects with numerous other pipelines providing customers with access to diverse sources of supply from western Canada and the Rocky Mountain region and access to a variety of end-user markets in the midwestern and northeastern United States. ANR also owns and operates underground gas storage facilities in Michigan with a total capacity of 230Bcf (243PJ). The multiples implied by the transaction are relatively high as they reflect storage asset expansions due to be commissioned and proposed equity gas sales. Tuscarora Gas Transmission Company (49%)/TC Pipelines L.P. On 2 November 2006, TC Pipelines announced the acquisition of an additional 49% interest in Tuscarora Gas Transmission Company (“Tuscarora”) for US$99.9 million therefore increasing its interest to 98%. TransCanada, the general partner of TC Pipelines, holds the remaining balance. Tuscarora owns a 385 kilometre interstate pipeline originating at an interconnection with TransCanada’s Gas Transmission Northwest System in Oregon and runs southeast through northeastern California and northwestern Nevada. Transwestern Pipeline/Energy Transfer Partners L.P. On 15 September 2006, Energy Transfer Partners announced the acquisition of the Transwestern Pipeline for US$956 million from Southern Union Company and GE Energy Financial Services. The Transwestern Pipeline is a 4,000 kilometre interstate pipeline system which connects supply areas in the San Juan Basin, Anadarko Basin and Permian Basin to markets in the Midwest, Texas, Arizona, New Mexico and California. 9

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2.2 WestNet Rail

Set out below is a summary of transactions involving businesses in the rail infrastructure sector over the last four years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Rail Infrastructure

Date	Target	Transaction	Consid-eration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Jun 10 pending	Freightlink	Acquisition by Genesee & Wyoming	$334	na	8.0
Nov 09	Burlington Northern Santa Fe	Acquisition by Berkshire Hathaway	US$34,172	9.1	8.4
Jun 08	Freightliner	Acquisition by Arcapita	£200	5.9	na
Sep 07	Dakota, Minnesota and Eastern Railroad	Acquisition by Canadian Pacific	US$1,480	na	na
Jun 07	English Welsh and Scottish Railway	Acquisition by Deutsche Bahn	£300	14.0	na
May 07	Florida East Coast Industries	Acquisition by Fortress Investment Group	US$3,500	33.8	na
Nov 06	RailAmerica	Acquisition by Fortress Investment Group	US$1,100	18.1	na
Mar 06	"below rail" business of Australian Railroad Group	Acquisition by BBI	$854	7.7	na

Source: Grant Samuel analysis

A brief summary of each transaction is set out below.

Freightlink Pty Ltd/Genesee & Wyoming, Inc.

On 8 June 2010, Genesee & Wyoming, Inc. (G&W) announced the acquisition of Freightlink Pty Ltd and Asia Pacific Transport Pty Ltd (together, "Freightlink") for $336 million including assumed debt. Freightlink, which has been in receivership since November 2008, is an above and below rail operator of the 1,400 mile railroad linking the Port of Darwin to the Australian interstate rail network in South Australia. The railway is leased to Freightlink from the Northern Territory government under a concession agreement that expires in 2054. G&W has managed Freightlink's above rail services since its inception in 2004. Fees charged for below rail services are subject to Australia's National Access Regime. Freightlink's business is divided into two main divisions, general freight (i.e. long-haul, domestic intermodal traffic to the Northern Territory) which represents 62% of revenue and bulk minerals (i.e. customers in the mining industry who ship iron ore, copper and manganese to Asia through the Port of Darwin or Port of Adelaide) which represents 33% of revenue.

Burlington Northern Santa Fe Corp/Berkshire Hathaway, Inc.

Berkshire Hathaway, Inc. announced the acquisition of the remaining 77.4% of Burlington Northern Santa Fe Corporation ("Burlington Northern") for US$26.5 billion on 2 November 2009. The total value of the transaction, including assumed net debt of US$9.2 billion, was US$43.6 million. Burlington Northern operates a railroad system consisting of approximately 32,000 route miles of track (approximately 24,000 miles of which are owned route miles including easements) in 28 states and two Canadian provinces. It generated revenue of US$18.0 billion in the year ended 31 December 2008, primarily from consumer products (35%), industrial products (23%), coal (23%) and agricultural products (20%). As the transaction occurred towards the end of 2009, the forecast 2009 earnings have been used to calculate the historical multiple.

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SCHEME BOOKLET 323 ANNEXURE A Independent Expert’s Report Freightliner Group Limited/Arcapita Bank BSC On 13 June 2008, Arcapita Bank BSC (“Arcapita”), an international investment firm based in Bahrain, announced the acquisition of Freightliner Group Limited (“Freightliner”) from 3i Group plc, Electra Partners LLC and Freightliner management and staff for £200 million. Freightliner is the parent company of Freightliner Limited (the container business), Freightliner Heavy Haul Limited (the bulk rail freight business), Freightliner Maintenance Limited (a separate entity dedicated to the repair and maintenance of traction and rolling stock) and a European subsidiary Dakota, Minnesota and Eastern Railroad Corporation Limited/Canadian Pacific Railway Limited On 5 September 2007, Canadian Pacific Railway Limited (“Canadian Pacific”) announced the acquisition Dakota, Minnesota and Eastern Railroad Corporation Limited and its subsidiaries, a Class II railroad with approximately 2,500 miles of track in the United States Midwest for US$1.48 billion. The merger was completed on 4 October 2008 following approval from the Surface Transportation Board and the United States Department of Transportation. Canadian Pacific assumed operational control on 31 October 2008. English Welsh and Scottish Railway Holdings Limited/Deutsche Bahn AG On 28 June 2007, Deutsche Bahn AG’s (“Deutsche Bahn”) Supervisory Board approved the acquisition of English Welsh and Scottish Railway Holdings Limited (“EWS”), the United Kingdom’s biggest rail freight operator, for £300 million. EWS operates a rail freight business within Great Britain and mainland Europe. Through its subsidiaries, EWS also offers rail engineering and IT consultancy services, maintenance and leasing services for rolling stock and freight services in France through the Channel Tunnel. Florida East Coast Industries, Inc./Fortress Investment Group LLC On 8 May 2007, Fortress Investment Group LLC (“Fortress”) entered into a definitive agreement to acquire Florida East Coast Industries, Inc. (“FECI”) for US$62.50 per share plus a special dividend of US$21.50 per share. The total US$84 per share represented a premium of 13.3% over FECI’s closing price prior to announcement of the transaction and a 31.0% premium to its average closing price over the 60 days prior to announcement of the transaction. The transaction received regulatory approval in September 2007. RailAmerica, Inc./Fortress Investment Group LLC On 15 November 2006, RailAmerica, Inc. (“RailAmerica”) announced that it had entered into a definitive merger agreement with an affiliate of Fortress under which RailAmerica’s shareholders received US$16.35 per share, which represented a 32.0% premium to its closing price prior to announcement of the transaction and a 49.0% premium to its average closing price over the 60 days prior to announcement of the transaction. The total value of the transaction, including the refinancing of RailAmerica’s existing debt, was approximately US$1.1 billion. The transaction completed in February 2007. “Below rail” business of Australian Railroad Group Pty Ltd/Babcock & Brown Infrastructure On 14 February 2006, BBI announced the acquisition of the “below rail” business of Australian Railroad Group Pty Ltd (“ARG”) for $853.5 million. The ARG “below rail” business (“WestNet Rail”) leases track from the Western Australian and South Australian Governments under long term leases (expiring 2049 and 2047 respectively) and provides access to that track to railway operators and end customers including the ARG “above rail” operations and third party rail operators. It is responsible for maintaining track infrastructure, supply of the train control function and determination of track access fees and overall access management. 11

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2.3 Euroports

Set out below is a summary of transactions involving businesses in the port and terminal infrastructure sector over the last five years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Port and Terminal Infrastructure

Date	Target	Transaction	Consid-eration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Oct 09	PD Ports	Acquisition by Brookfield Infrastructure Partners and Brookfield Asset Management	£100	9.7	na
Jul 09	Euroports	Acquisition of up to 40% interest by Antin & Arcus	€353	12.3	10.2
Mar 09	Tianjin Port Co	Acquisition of 56.81% by Tianjin Port Development Holdings	HK$19,294	11.2	8.5
Oct 07	Rauma & Botnia	Acquisition by BBI	€90[3]	na	10.6
Jul 07	Various European Ports	Acquisition of 65.4% interest by BBI	€402[3]	na	10.8
May 07	Tarragona Port Services	Acquisition of 51% interest by BBI	$220[3]	12.3	na
Mar 07	Maher Terminals	Acquisition by RREEF Infrastructure	na	30-35	na
Feb 07	Montreal Gateway Terminals	Acquisition of 80% interest by Morgan Stanley Infrastructure	€325	24.7	na
Nov 06	OOIL terminals division	Acquisition of terminals division by Ontario Teachers Pension Plan	US$2,350	23.5	na
Nov 06	Peel Ports	Acquisition of 49.9% by RREEF Infrastructure	£1,550	15.5	na
Apr-06	Patrick Corporation Limited	Acquisition by Toll Holdings	$6,763	18.6	12.0
Mar 06	Associated British Ports	Acquisition by Admiral Acquisition	£2,577	12.5	na
Dec 05	PD Ports	Acquisition by BBI	£336	13.2	na

Source: Grant Samuel analysis

A brief summary of each transaction is set out below.

PD Ports Limited / Brookfield Infrastructure Partners and Brookfield Asset Management

On 7 October 2009, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management (together, "Brookfield") entered into an agreement to acquire PD Ports Limited ("PD Ports") from BBI for £315 million (comprising £100 million cash and £215 million assumed debt). The transaction was executed as a part of recapitalisation of BBI. Brookfield Infrastructure acquired a 60% stake and Brookfield Asset Management acquired the remaining 40%. PD Ports is a diversified port services group operating in the United Kingdom. It owns and operate (and is the statutory harbour authority for) the Port of Tees and Hartlepool, the third largest ports business in the United Kingdom (by volume) and also operates a number of other ports and logistics businesses elsewhere in the United Kingdom. The business is unregulated.

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SCHEME BOOKLET 325 ANNEXURE A Independent Expert’s Report Euroports (up to 40%)/Antin Infrastructure Partners and Arcus European Infrastructure Fund On 24 December 2008, BBI announced that it had entered into a subscription agreement with Antin Infrastructure Partners (“Antin”) and Arcus European Infrastructure Fund I (“Arcus”) to subscribe for new shares in Euroports. The terms of the agreement were later revised and on 30 July 2009, BBI announced the closing of the revised agreement. Under the revised agreement, Antin and Arcus acquired a 40% interest (on a fully diluted basis) in Euroports for €141.5 million, implying €353 million for 100% of the equity of Euroports. Including assumed debt, the gross consideration was €811 million. The transaction was subject to a share equalisation scheme whereby the aggregate interest of Antin and Arcus may be adjusted to between 34% and 65% for no additional consideration for BBI. Consequently, the multiples implied by the initial sale are overstated to the extent that the final percentage sold is likely to be considerably more than 40%. Assuming Antin and Arcus acquire 60% of Euroports, the implied historical and forecast multiples would be 10.7 and 9.2 times EBITDA. Tianjin Port Holdings Company Limited/Tianjin Port Development Holdings Limited On 16 March 2009, Tianjin Port Development Holdings Limited (“Tianjin Port Development”) announced it had entered an agreement to acquire a 56.81% interest in Tianjin Port Holdings Company Limited (“Tianjin Port Co”) for a combined cash and scrip consideration of HK$10,961 million. Tianjin Port Co operations are primarily focused on non-containerised cargo handling of coal, coke, metal ores, oil and related products. Oy Rauma Stevedoring and Oy Botnia Shipping/Babcock & Brown Infrastructure On 12 October 2007, BBI announced the acquisition of 100% of two Finnish concession port operators, Oy Rauma Stevedoring and Oy Botnia Shipping (“Rauma & Botnia”) from UPM for a combined enterprise value of €90 million. Rauma & Botnia together are the largest paper port operator and third largest container port operator in Finland and handle over seven million tonnes per annum of containers, forestry and dry bulk products. Various European Ports/Babcock & Brown Infrastructure On 18 July 2007, BBI announced that it had acquired controlling interests in three port companies with concessions in six western European ports for a combined enterprise value of €402 million (100% basis). BBI retained a combined proportionate ownership of approximately 65.4% with pre-emptive rights and/or call options over the remaining 34.6%. Tarragona Port Services/Babcock & Brown Infrastructure On 30 May 2007, BBI announced that it had acquired a 51% interest in Tarragona Port Services (“TPS”) with a call option over the remaining 49% interest exercisable within 18 months. TPS provides port terminal and maritime freight transport services at Port of Tarragona, the second largest port in Spain by total tonnage and the largest coal port in the Mediterranean. TPS via its five dry bulk concessions at the port handles over 7.5 million tonnes of dry bulk stevedore and controls over 50% of total port traffic (by tonnage) per annum. Maher Terminals/RREEF Infrastructure On 20 March 2007, RREEF Infrastructure (“RREEF”) announced that it had entered into an agreement to acquire Maher Terminals, a privately held company that operates the world’s largest independent multi-user container terminal at Port Elizabeth in New York/New Jersey. RREEF is the real estate and infrastructure investment management arm of Deutsche Asset Management, the global investment management business of Deutsche Bank. The acquisition was completed in July 2007 but the terms were not disclosed. However, brokers have estimated that the acquisition was completed at historical EBITDA multiples of between 30-35 times implying an enterprise value of approximately US$2,100 million. The relatively high 13

326 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report transaction multiple reflected the competition at the time of the transaction from financial investors such as pension funds, private equity concerns and infrastructure funds for low risk, stable cash flow assets. Montreal Gateway Terminals/Morgan Stanley On 22 February 2007, Morgan Stanley announced that its infrastructure investment group had entered into an agreement to acquire an 80% interest in Montreal Gateway Terminals. Montreal Gateway Terminals operates the Racine and the Cast terminals on the St. Lawrence River in Montreal, Quebec. In 2005, Montreal Gateway Terminals handled 1.1 million TEU, representing 89% of all containers handled in Montreal, the third largest North Atlantic container port. Orient Overseas International Limited’s Terminals Division/Ontario Teachers’ Pension Plan Board On 24 November 2006, Orient Overseas International Limited (“OOIL”) announced the sale of its terminals division to Ontario Teachers’ Pension Plan Board (“OTPP”) for US$2,350 million in cash. As part of the transaction, OTPP also assumed a net debt of US$60 million implying an enterprise value of US$2,410 for the terminals division which comprised four container terminals located in North America. For the 12 month period ending June 2006, OOIL’s terminals division recorded a total throughput of 2.6 million TEU with a sales turnover of US$444.3 million and EBITDA of US$99.8 million. The sale was completed in June 2007. Peel Ports/RREEF On 6 November 2006, Peel Holdings announced that RREEF had acquired a 49.9% stake in Peel Ports. Peel Ports was the United Kingdom’s and Ireland’s second largest port operating company and principally operates ports on the Mersey and Manchester Ship Canal in the North West, on the Clyde in Scotland, on the Medway in the South East and in Dublin and Belfast. Patrick Corporation Limited/Toll Holdings Limited On 14 April 2006, Patrick Corporation Limited (“Patrick”) and Toll Holdings Limited (“Toll”) announced the terms of a revised offer to acquire Patrick shares for a consideration of $3 cash and 0.4 Toll shares for every Patrick share. The offer was unanimously recommended by the Patrick Board after Toll’s two previous offers had been rejected. The recommended offer valued the equity of Patrick at $6.8 billion and brought to a close a process which commenced in August 2005. Patrick owned a portfolio of transport and logistic assets, primarily focused on port and rail operations. Port operations included container terminals in Melbourne, Sydney, Brisbane and Freemantle, freight forwarding and customs services, storage and handling and inland freight hubs, which are linked to the ports principally by rail. The rail division held 50% of Pacific National. Associated British Ports Holdings/Admiral Acquisitions In March 2006, the board of Associated British Ports Holdings (“ABP”) announced that it had received a takeover offer from Admiral Acquisitions, a consortium that included subsidiaries of Ontario Municipal Employees Retirement System, GIC, Goldman Sachs and Prudential Group. ABP was the United Kingdom’s leading ports business, providing port facilities and services to shippers and cargo owners. ABP owned 21 ports in the United Kingdom and handled nearly 135 million tonnes of cargo in 2005. The initial cash offer of 730 pence per ordinary share was later revised to 810 pence per share in May 2006 and again to 840 pence in June 2006. The 840 pence per share cash offer represented a 54.8 percent premium to the closing price before the initial offer. PD Ports PLC/Babcock & Brown Infrastructure On 11 December 2005, BBI announced a recommended cash offer to acquire 100% of the issued capital in PD Ports valuing the company at approximately £562 million ($1.4 billion) including net debt of £226.4 million. The offer price of 148.5 pence per ordinary share represented a premium 14

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of 33.3 percent over the last closing price. PD Ports' core business is the operation of the Port of Tees and Hartlepool, the United Kingdom's second busiest sea port (by volume). The majority of revenue (approximately 72.5%) was generated from the port operations. The transaction completed February 2006.

2.4 Tas Gas

Set out below is a summary of transactions involving businesses in the gas transmission and distribution infrastructure sector in Australia since 2004 for which there is sufficient information to calculate meaningful multiples:

Recent Transaction Evidence – Gas Transmission and Distribution

Date	Target	Transaction	Consideration ($ millions)	EBITDA Multiple (times)	
				Historical	Forecast
Apr 07	Envestra	Acquisition of 17.2% by APA	990	12.7	13.1
Apr 07	SEA Gas Pipeline	Acquisition of 33.3% by APA	400	na	14.5
Nov 06	AIH	Acquisition by Alinta	956	14.3	14.5
Oct 06	Allgas	Acquisition by APA	521	na	18.1
Aug 06	GasNet	Takeover by APA	452	13.9	13.3
Apr 06	AGL Infrastructure	Acquisition by Alinta	6,500	13.0	12.6
Sep 05	AIH	IPO	926	17.4	14.2
Feb 05	Carpentaria Gas Pipeline	Acquisition of 30% by APA	327	na	na
Aug 04	Dampier to Bunbury Natural Gas Pipeline	Acquisition by DUET/Alinta/Alcoa Consortium	1,860	na	11.1
Aug 04	45% of Southern Cross Pipelines and 100% of Parmelia Gas	Acquisition by APA	206	8.3	na
Mar 04	Duke Energy Australian and New Zealand assets	Acquisition by Alinta	1,690	17.0	15.5

Source: Grant Samuel analysis

A brief summary of each transaction is set out below.

Envestra Limited (17.2%)/APA Group

In April 2007, APA Group ("APA") announced it had entered into a conditional agreement with Origin Energy to acquire its 17.2% stake in Envestra Limited ("Envestra") for $170.4 million. This represented a 4.4% discount to the closing price at 3 April 2007. At the time of the acquisition, Envestra was Australia's largest natural gas distributor, with 19,100 kilometres of natural gas distribution networks and 1,029 kilometres of natural gas transmission pipelines. Over 95% of Envestra's revenue was regulated. APA became Envestra's largest shareholder on completion of the acquisition. As the transaction involved a minority interest the implied multiples do not include a premium for control. However, the interest acquired was strategic.

SEA Gas Pipeline (33.3%)/APA Group

In April 2007, APA announced it had entered into a conditional agreement with Origin Energy to acquire Origin Energy's 33.3% interest in SEA Gas Pipeline for $133.2 million. The SEA Gas Pipeline is a 114 PJ per annum capacity, 680 kilometres pipeline linking the Victorian gas fields to South Australian markets. APA was responsible for operating and maintaining the pipeline.

15

328 PRIME INFRASTRUCTURE ANNEXURE A Independent Expert’s Report Alinta Infrastructure Holdings Limited/Alinta Limited On 15 November 2006, Alinta Limited (“Alinta”) announced an unconditional cash takeover offer for the 80% of securities in Alinta Infrastructure Holdings Limited (“AIH”) that Alinta did not already own. Alinta formed AIH in August 2005 from a portfolio of nine gas transmission infrastructure and power generation assets. The initial public offering of AIH in October 2005 took the form of a partly paid issue, with $2.00 per stapled security payable on application and $1.20 per stapled security payable on 29 December 2006 (“the second instalment”). Alinta retained a 20% interest in AIH at listing, with an agreement to maintain an interest of at least 15%. Alinta’s offer was $2.06 cash per partly paid security (pre second instalment) or $3.26 post the second instalment. Alinta completed the acquisition of AIH in February 2007. Allgas Energy Pty Ltd/APA Group In October 2006, APA announced it would acquire Allgas Energy Pty Ltd (“Allgas”) from ENERGEX Limited for $521 million. Allgas was one of two gas distribution businesses in South East Queensland and had a 2,300 kilometre regulated gas network spanning Brisbane, the Gold Coast, Northern New South Wales, Toowoomba and Oakey that supplied approximately 65,000 customers. The Allgas network was supplied by APA’s Roma to Brisbane Pipeline and was a complementary infrastructure to APA’s gas transmission businesses. APA planned to expand the Allgas distribution network and increase network utilisation. GasNet Australia Group/APA Group In June 2006, BBI announced, in association with APA, it would make a scrip takeover offer for GasNet Australia Group (“GasNet”). The consideration offered was 1.545 BBI stapled securities for each GasNet stapled security not already owned by BBI and APA (together 14.2%). The offer represented $2.45 per GasNet stapled security, excluding the estimated 6.75 cents final distribution announced by BBI ($2.55 cum dividend). GasNet directors rejected the offer on the basis that it materially undervalued the company and was highly conditional. On 15 August 2006, Colonial First State Global Asset Management announced a recommended counter offer of $2.88 cash per stapled security ($2.77 after adjusting for the proposed 11 cent distribution for the six months to 30 June 2006). On 22 August 2006, BBI and APA announced the termination of their joint bidding agreement and their bid lapsed. In addition, APA announced an offer of $3.10 cash per stapled security valuing GasNet at $452 million. GasNet owned and operated 1,930 kilometres of pipelines and a LNG storage facility in Victoria as well as a 450 kilometres pipeline in Western Australia. The APA offer represented a RAB multiple of 1.64 times assuming regulated assets represented 75% of total assets. AGL Infrastructure Assets/Alinta Limited On 26 April 2006, The Australian Gas Light Company (“AGL”) and Alinta announced an agreement to merge and restructure their respective businesses to create two separated listed companies, Alinta Limited (“New Alinta”) (focused on the ownership and management of energy infrastructure assets) and AGL Energy Limited (focused on energy retailing, trading and generation). One component of the transaction involved the acquisition of AGL’s infrastructure and asset management businesses for $6.5 billion. The businesses acquired included a gas network in New South Wales, an electricity network in Victoria and 50% of the ActewAGL Distribution Partnership, the Agility infrastructure management and services business, Wattle Point Wind Farm in South Australia, the Cawse Cogeneration facility in Western Australia, Gas Valpo (a regional gas distribution and retailing business in Chile) and a 30% interest in APA. The gas and electricity networks (including ActewAGL) represented 65-70% of the value attributed to the AGL Infrastructure Assets and the New South Wales gas network was the major component of those assets. The multiples calculated for the transaction reflect the blend of businesses (including a substantial asset management business), that the network assets were substantial, high quality assets and that the AGL Infrastructure business on a standalone basis had a lower relative tax cost base than its peers. 16

SCHEME BOOKLET 329 ANNEXURE A Independent Expert’s Report Alinta Infrastructure Holdings In September 2005, Alinta announced that it would spin off infrastructure assets into a separately listed stapled entity, Alinta Infrastructure Holdings (“Alinta Infrastructure”). Alinta Infrastructure’s initial assets consisted of the gas pipeline and electricity generation assets acquired by Alinta from Duke Energy in March 2004 (see below). The multiples calculated are based on the application price of $3.20 per stapled security. As the offering reflects sharemarket prices for gas transmission and electricity generation assets the implied multiples do not include a premium for control. The earnings have been adjusted to reverse the impact of accounting for Glenbrook Power Station as a finance lease. Carpentaria Gas Pipeline (30%)/APA Group In February 2005, APA purchased the remaining 30% of Carpentaria Gas Pipeline that it did not already own from Santos Limited, Origin Energy and Delhi Petroleum for $98 million cash. Carpentaria Gas Pipeline was an 840 kilometres gas pipeline which connected the Ballera gas fields in south west Queensland to Mt Isa in north west Queensland. The customers at Mt Isa were WMC, BHP Billiton, Xstrata and CS Energy. Dampier to Bunbury Natural Gas Pipeline/DUET/Alinta/Alcoa Consortium In August 2004, the receivers and managers of the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) announced that a consortium comprising Diversified Utility and Energy Trusts (“DUET”) (60%), Alinta (20%) and Alcoa of Australia Limited (“Alcoa”) (20%) had been named as the preferred bidder for the purchase of 100% of DBNGP and its associated assets. The consortium’s bidding price was approximately $1.86 billion (excluding transaction costs and proposed capital expenditure). The acquisition further diversified DUET’s portfolio of regulated energy utility businesses and added a strategic gas transmission asset. Southern Cross Pipelines (45%) and Parmelia Gas Business/APA Group In August 2004, APA purchased the remaining 45% of Southern Cross Pipelines (“SCP”) that it did not already own and 100% of the Parmelia Gas business (“Parmelia”) from CMS Energy. SCP was the 88.2% owner of the 1,380 kilometre Goldfield Gas Transmission Pipeline in Western Australia. Parmelia owned and operated a transmission pipeline, a gas processing facility and storage facilities in Western Australia. The assets were purchased for $206 million and included the assumption of 45% of SCP’s $250 million of debt. Duke Energy’s Australian and New Zealand Assets/Alinta Limited In March 2004, Alinta announced that it had reached an agreement to purchase the Australian and New Zealand gas assets of Duke Energy, following Duke Energy’s decision to exit the Asia-Pacific region. The assets acquired were three gas transmission pipelines and three gas-fired power stations in Australia and one gas-fired power station in New Zealand. The pipelines had a combined length of 2,156 kilometres and the power plants had a combined capacity of 686 MW. The acquisition provided Alinta with a stable and secure income stream and strong potential for volume growth, particularly from the pipeline assets on Australia’s east coast. 1

330 PRIME INFRASTRUCTURE Annexure B. Investigating Accountant’s Report

SCHEME BOOKLET 331

ANNEXURE B
Investigating Accountant's Report

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Prime Infrastructure Holdings Limited
Prime Infrastructure RE Limited
As responsible entity for
Prime Infrastructure Trust and
Prime Infrastructure Trust 2
Level 26, 135 King Street
Sydney NSW 2000

The Directors
Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P.

22 September 2010

Dear Directors

INVESTIGATING ACCOUNTANTS' REPORT ON PRO FORMA FINANCIAL INFORMATION

Introduction

Deloitte Touche Tohmatsu (Deloitte) has been engaged by the Directors of Prime Infrastructure Holdings Limited (PIHL) and Prime Infrastructure RE Limited as responsible entity for the Prime Infrastructure Trust and Prime Infrastructure Trust 2 (together, the Trusts and, together with PIHL and their respective controlled entities, Prime) and the Directors of Brookfield Infrastructure Partners Limited (BIPL) as general partner of Brookfield Infrastructure Partners L.P. (BIP) to prepare this Investigating Accountants' Report (Report) for inclusion in a Scheme Booklet (Scheme Booklet) to be issued by Prime in respect of the proposed merger with Brookfield Infrastructure by way of scheme of arrangement in respect of PIHL and trust schemes in relation to the Trusts (together, the Schemes). The Scheme Booklet issued by Prime includes a Prospectus being issued by BIPL.

Unless otherwise defined in this report, terms used in this report have the meanings given to them in the Glossary of the Scheme Booklet.

Liability limited by a scheme approved under Professional Standards Legislation.
© Deloitte Touche Tohmatsu, September 2010.

332 PRIME INFRASTRUCTURE ANNEXURE B Investigating Accountant’s Report Historical and Pro forma Financial Information Deloitte has been requested to prepare a report in relation to the following pro forma financial information, as set out in Sections 4.9 (e), 5.10(f) and (g) and 6.7(d) and (e) of the Scheme Booklet: a) Prime Financial Information The historical and pro forma consolidated income statements of Prime for the year ended 31 December 2009 and the six month period ended 30 June 2010; The historical and pro forma consolidated balance sheets of Prime as at 30 June 2010; Relevant notes to the above historical and pro forma financial information of Prime; and The pro forma adjustments and the assumptions on which they are based, as contained in Section 4.9(e) of the Scheme Booklet, together the “Prime Financial Information”. The Prime Financial Information has been derived from the audited financial statements of Prime for the years ended 30 June 2009 and 30 June 2010 and the reviewed financial statements for the half years ended 31 December 2008 and 31 December 2009, which were audited and reviewed respectively by Deloitte. The audit and review reports issued by Deloitte to the members of Prime relating to those financial statements were unqualified. The audit opinion issued on the financial statements for the year ended 30 June 2009 contained an emphasis of matter in relation to the significant uncertainty of Prime continuing as a going concern should the Recapitalisation, asset sales, additional capital raising and/or the refinancing of debt not occur. It is noted that the Recapitalisation occurred in November 2009. b) Brookfield Infrastructure Financial Information The historical and pro forma consolidated income statements of BIP and Brookfield Infrastructure L.P. (BILP) for the year ended 31 December 2009 and the six month period ended 30 June 2010; The historical and pro forma consolidated balance sheets of BIP and BILP as at 30 June 2010; Relevant notes to the above historical and pro forma financial information of BIP and BILP as set out in Section 5.10(f) and (g); and The pro forma adjustments and the assumptions on which they are based,

SCHEME BOOKLET 333 ANNEXURE B Investigating Accountant’s Report as contained in Section 5.10(f) and (g) of the Scheme Booklet, together the “Brookfield Infrastructure Financial Information”. The Brookfield Infrastructure Financial Information has been derived from the publicly available financial statements of Brookfield Infrastructure for the year ended 31 December 2009 and the Interim Condensed Consolidated Financial Statements for the quarters ended 31 March 2010 and 30 June 2010 (together the publicly available Brookfield Infrastructure financial information). The financial statements of Brookfield Infrastructure for the year ended 31 December 2009 were audited by Deloitte & Touche LLP. The audit was carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) (US GAAS) and the corresponding opinion issued to the Partners of BIP relating to those consolidated financial statements was unqualified. c) Brookfield Infrastructure Merged Group Financial Information The pro forma consolidated income statements of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Schemes, for the year ended 31 December 2009 and the six month period ended 30 June 2010; The pro forma consolidated balance sheets of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Schemes as at 30 June 2010; Relevant notes to the above pro forma financial information of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Schemes as set out in Section 6.7(d) and (e); and The pro forma adjustments and the assumptions on which they are based, as contained in Section 6.7(d) and (e) of the Scheme Booklet, together the “Brookfield Infrastructure Merged Group Financial Information”. The Brookfield Infrastructure Merged Group Financial Information has been derived from the Prime Financial Information and the Brookfield Infrastructure Financial Information, after reflecting the pro forma adjustments described in Section 6.7 (d) and (e) of the Scheme Booklet. The Directors of Prime are responsible for the preparation and presentation of the Prime Financial Information including the determination of the pro forma adjustments and the assumptions on which they have been based. The BIP Directors do not assume any responsibility for the preparation and presentation of the Prime Financial Information. The BIP Directors are responsible for the preparation and presentation of the Brookfield Infrastructure Financial Information and the Brookfield Infrastructure Merged Group Financial Information including the determination of the pro forma adjustments and the assumptions on which they have been based.

334 PRIME INFRASTRUCTURE ANNEXURE B Investigating Accountant’s Report The Prime Directors do not assume any responsibility for the preparation and presentation of the Brookfield Infrastructure Financial Information and the Brookfield Infrastructure Merged Group Financial Information. The Prime Financial Information, the Brookfield Infrastructure Financial Information and the Brookfield Infrastructure Merged Group Financial Information (together the Pro forma Financial Information) is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001. Scope We have reviewed the Pro forma Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro Forma Financial Information set out in the Scheme Booklet in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e), is not presented fairly in accordance with the basis of preparation as described in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e) of the Scheme Booklet. Our review has been conducted in accordance with Australian Auditing Standard on Review Engagements (ASRE) 2405 “Review of Historical Financial Information Other than a Financial Report”. We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including: Analytical procedures on the Pro forma Financial Information; A review of the extraction of the Pro forma Financial Information from the audited and reviewed Prime financial statements and the publicly available BIP financial information for the relevant periods, including a review of the foreign currency translations and the preparation of the Prime Financial Information on a calendar year basis; A review of work papers, accounting records and other documents; A comparison of consistency in application of the recognition and measurement principles under applicable accounting standards and the accounting policies adopted by Brookfield Infrastructure referred to in the Scheme Booklet; A review of the pro forma adjustments and the assumptions on which they are based as described in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e) of the Scheme Booklet; and Enquiry of the directors and management of Prime and Brookfield Infrastructure. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro Forma Financial Information.

SCHEME BOOKLET 335 ANNEXURE B Investigating Accountant’s Report Review Statement Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Financial Information set out in the Scheme Booklet in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e), is not presented fairly in accordance with the basis of preparation as described in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e) of the Scheme Booklet. Subsequent Events Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2010 would require comment on, or adjustments to, the information contained in Sections 4.9(e), 5.10(f) and (g) and 6.7(d) and (e) of the Scheme Booklet, or would cause such information to be misleading or deceptive. Independence and Disclosure of Interest Deloitte Touche Tohmatsu does not have any interest in the outcome of the Schemes other than the preparation of this Report and the provision of other related services in relation to the Schemes for which normal professional fees will be received. Deloitte Touche Tohmatsu is the auditor of Prime. Consent Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountants’ Report in the Scheme Booklet in the form and context in which it is so included, but has not authorised the issue of the Scheme Booklet. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Scheme Booklet. Yours faithfully DELOITTE TOUCHE TOHMATSU JM Stanley Partner Chartered Accountants

336 PRIME INFRASTRUCTURE Annexure C. Brookfield Infrastructure material contracts (forms part of the Prospectus)

SCHEME BOOKLET 337 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Brookfield Infrastructure material contracts This Annexure summarises the following material legal documents relating to Brookfield Infrastructure (other than those documents relating to Prime): (1) Master Services Agreement dated 4 December 2007 between the Manager, BAM, BIP, BILP, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others; (2) Relationship Agreement dated 4 December 2007 between BIP, Brookfield Infrastructure Group Inc., BILP, the Manager and BAM and others; (3) Equity Commitment dated 4 December 2007 between BAM, BIP and BILP; (4) Amended and Restated Limited Partnership Agreement of BIP dated 4 December 2007, and amended on 13 June 2008, 16 November 2009 and 5 February 2010; (5) Second Amended and Restated Limited Partnership Agreement for BILP dated 4 December 2007, and amended on 13 June 2008 and 5 February 2010. The summaries contained in this Annexure are not intended to be exhaustive and is qualified in their entirety by reference to all of the provisions of the relevant documents. Accordingly, the summaries do not necessarily contain all of the information that an investor may find useful. Words that are capitalised in a summary and not defined in the Glossary have the meanings given to them in the document from which the summary was prepared. Master Services Agreement In December 2007, the Service Recipients entered into a Master Services Agreement under which Brookfield Infrastructure Group Corporation (together with any other Affiliates of Brookfield that provide services to BIP pursuant to the Master Services Agreement, the manager) and certain other Affiliates of BAM have agreed to provide or arrange for other service providers to provide certain management and administration services to Brookfield Infrastructure and the other Service Recipients. The operating entities being the entities which directly or indirectly hold Brookfield Infrastructure’s operations and the assets that Brookfield Infrastructure may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements (operating entities), are not a party to the Master Services Agreement. Under the Master Services Agreement the Service Recipients have appointed the Manager, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services: causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations; establishing and maintaining or supervising the establishment and maintenance of books and records; identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions; recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith; recommending to the Holding Entities suitable candidates to serve on the boards of directors or their equivalents of the operating entities; making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the operating entities; making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by BIP to BIP Securityholders; monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent; attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent; supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

338 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval; making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree; arranging for individuals to carry out the functions of principal executive, accounting and financial officers for BIP only for purposes of applicable securities laws; providing individuals to act as senior officers of Holding Entities as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent; advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations. The Manager’s activities are subject to the supervision of the board of directors of the BIP General Partner and of each of the other Service Recipients or their equivalent. Certain members of Brookfield’s senior management and other individuals from Brookfield’s global Affiliates are drawn upon to fulfil obligations under the Master Service Agreement. However, these individuals are compensated by Brookfield and are not directors or officers of BIP or the BIP General Partner. Brookfield Infrastructure is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP (Base Management Fee) to the Manager (as calculated under the Master Services Agreement). For purposes of calculating the Base Management Fee, the market value of BIP is equal to the volume weighted average of the closing prices of BIP Interests on the NYSE (or other exchange or market where BIP Interests are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding BIP Interests on the last of those days (assuming full conversion of Brookfield’s interest in BILP into BIP Interests), plus the amount of third-party debt, net of cash, with recourse to Brookfield Infrastructure. To the extent that under any other arrangement Brookfield Infrastructure is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any Affiliate) on a portion of BIP’s capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by Brookfield Infrastructure’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other Affiliate) (for which there is a separate credit mechanism under BILP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. The Service Recipients are also required to reimburse the Manager for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Manager for the salaries and other remuneration of its management, personnel or support staff of the Service Recipients who carry out any services or functions for such Service Recipients or overhead for such persons. The relevant Service Recipient is required to pay the Manager all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Manager for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to Brookfield Infrastructure’s financial reporting, regulatory filings and investor relations and the fees,

SCHEME BOOKLET 339 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Manager that are reasonably necessary for the performance by the Manager of its duties and functions under the Master Services Agreement. In addition, the Service Recipients are required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by Brookfield Infrastructure. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Manager will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement. The Service Recipients are also required to pay or reimburse the Manager for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager, which are personal to the Manager. The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days written notice of termination from the BIP General Partner to the Manager if any of the following occurs: the Manager defaults in the performance or observance of any material term, condition or covenant contained in the Master Services Agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or certain events relating to the bankruptcy or insolvency of the Manager. The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of Control. The BIP General Partner may only terminate the Master Services Agreement on behalf of BIP with the prior unanimous approval of the BIP Independent Directors. The Master Services Agreement expressly provides that the agreement may not be terminated by the BIP General Partner due solely to the poor performance or the under performance of any of Brookfield Infrastructure’s operations. The Manager may terminate the Master Services Agreement upon 30 days prior written notice of termination to the BIP General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the Master Services Agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Manager may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of BIP. If the Master Services Agreement is terminated, the licensing agreements between Brookfield Infrastructure and Brookfield, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide for or arrange the provision of the services set out in the Master Services Agreement in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its Affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Manager or any of their Affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years under the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by

340 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) an indemnified person or threatened in connection with Brookfield Infrastructure’s respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, wilful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. The Master Services Agreement does not prohibit the Manager or its Affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with Brookfield Infrastructure. Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Under Brookfield Infrastructure’s conflict of interest guidelines, those arrangements may require prior approval by a majority of the BIP Independent Directors, which may be granted in the form of general guidelines, policies or procedures. Relationship Agreement Brookfield Infrastructure, the Manager and Brookfield have entered into a Relationship Agreement to govern aspects of the relationship between them. Under the Relationship Agreement, Brookfield has agreed that Brookfield Infrastructure serves as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for Brookfield Infrastructure’s strategy and objectives. Under the Relationship Agreement, Brookfield Infrastructure acknowledges and agrees that, subject to providing Brookfield Infrastructure the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with Brookfield Infrastructure. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Brookfield Infrastructure acknowledges and agrees that some of these entities may have objectives that overlap with Brookfield Infrastructure’s objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for Brookfield Infrastructure, and that Brookfield may have greater financial incentives to assist those other entities over Brookfield Infrastructure. Accordingly, Brookfield Infrastructure expects to compete from time-to-time with Brookfield or other third parties for access to the benefits that Brookfield Infrastructure expects to realise from Brookfield’s involvement in Brookfield Infrastructure’s business. If the Master Services Agreement is terminated, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. Under the Relationship Agreement, Brookfield has also agreed to use reasonable efforts to ensure that any voting rights with respect to any operating entity that are held by entities over which it has Control are voted in favour of the election of a director (or its equivalent) approved by the entity through which Brookfield Infrastructure’s interest in the relevant entity is held and in accordance with the direction of the entity through which Brookfield Infrastructure’s interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganisation that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganisation or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing. For these purposes, the relevant entity of Brookfield Infrastructure may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in

SCHEME BOOKLET 341 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity of Brookfield Infrastructure in its discretion. Brookfield Infrastructure has also agreed that none of Brookfield or the Manager, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Manager, will be liable to Brookfield Infrastructure for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. Under the Relationship Agreement, the maximum aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients under to the Master Services Agreement. Equity Commitment In December 2007, Brookfield provided to BIP and BILP an equity commitment of US$200 million, which may be called by BIP and/or BILP at any time prior to 31 January 2011 in exchange for the issue of a number of BIP Interests or units of BILP (as the case may be) to Brookfield, corresponding to the amount of the Equity Commitment called divided by the VWAP of BIP Interests on the NYSE for the five days immediately preceding the date of the call. The Equity Commitment is available in minimum amounts of US$10 million and the amount available under the Equity Commitment will be reduced permanently by the amount called. Before funds may be called on the Equity Commitment a number of conditions precedent must be met, including that Brookfield continues to control the BILP GP and has the ability to elect a majority of the board of directors of the Infrastructure General Partner. The units of BILP to be issued to Brookfield under the Equity Commitment will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional BIP Interests. If the Equity Commitment were called in full by BILP, Brookfield’s ownership of BILP would increase from approximately 41% to approximately 47% or, if the Equity Commitment were called in full by BIP, Brookfield’s ownership of BIP’s outstanding BIP Interests would increase from approximately 0% to approximately 16%, in each case assuming that BIP’s market price is equal to its pro forma book value per unit. However, as capital calls under the Equity Commitment will be based on the five day VWAP of BIP Interests, the capital calls will not be economically dilutive to existing BIP Securityholders. Amended and Restated Limited Partnership Agreement — BIP The rights of BIP Securityholders, as limited partners in BIP, are governed by the laws of Bermuda and the Amended and Restated Limited Partnership Agreement. Under the terms of the Limited Partnership Agreement, BIP has a perpetual existence and will continue as a limited liability partnership unless BIP is terminated or dissolved in accordance with the Limited Partnership Agreement. BIP Interests BIP Interests are limited partnership interests in BIP. BIP Securityholders are not entitled to the withdrawal or return of capital contributions in respect of BIP Interests, except to the extent that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP or as otherwise required by applicable law. Except to the extent expressly provided in the Limited Partnership Agreement, a BIP Securityholder does not have priority over any other holder of BIP Interests, either as to the return of capital contributions or as to profits, losses or distributions. BIP Securityholders will not be granted any pre-emptive or other similar right to acquire additional interests in BIP and do not have any right to have their BIP Interests redeemed by BIP. Nature and purpose Under the Limited Partnership Agreement, the purpose of BIP is to acquire and hold interests in BILP and, subject to the approval of the BIP General Partner, any other Subsidiary of BIP, engage in any activity related to the capitalisation and financing of BIP’s interests in such entities, and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BIP General Partner and that lawfully may be conducted by a limited partnership organised under the Limited Partnership Act and the Limited Partnership Agreement.

342 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Issue of additional BIP Interests Under the Limited Partnership Agreement, the BIP General Partner has broad rights to cause BIP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any BIP Interests. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BIP General Partner in its sole discretion, all without approval of BIP Securityholders. If, and to the extent that BIP raises funds by way of the issue of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BILP. Capital contributions Brookfield and the BIP General Partner each contributed $1 to the capital of BIP in order to form BIP. Thereafter, Brookfield contributed to BIP limited partnership interests of BILP in exchange for Redeemable Partnership Units and BIP Interests, the latter of which was distributed by BAM in the spin off of BIP. Distributions Distributions to partners of BIP will be made only as determined by the BIP General Partner in its sole discretion. However, the BIP General Partner will not be permitted to cause BIP to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the BIP General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations. Any distributions from BIP will be made to the BIP Securityholders as to 99.99% and to the BIP General Partner as to 0.01%. Each BIP Securityholder will receive a pro rata share of distributions made to all BIP Securityholders in accordance with the proportion of all outstanding BIP Interests held by that BIP Securityholder. Allocations of income and losses Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year among BIP’s partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by BIP. The source and character of items of income and loss so allocated to a partner of BIP will be the same source and character as the income earned or loss incurred by BIP. The income for Canadian federal income tax purposes of BIP for a given fiscal year of BIP will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BIP to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of BIP will be the same source and character as the distributions received by such partner with respect to such fiscal year. If, with respect to a given fiscal year, no distribution is made by BIP or BIP has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of BIP for such fiscal year, will be allocated to BIP’s partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in BIP, which in the case of the BIP General Partner shall mean 0.01%, and in the case of all BIP Securityholders shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among BIP Securityholders in the proportion that the number of BIP Interests held at each such date by BIP Securityholders is of the total number of BIP Interests issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income earned or loss incurred by BIP in such calendar quarter.

SCHEME BOOKLET 343 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Limited liability Assuming that a BIP Securityholder does not participate in the control or management of BIP or conduct the affairs of, sign or execute documents for or otherwise bind BIP within the meaning of the Limited Partnership Act and otherwise acts in conformity with the provisions of the Limited Partnership Agreement, such partner’s liability under the Limited Partnership Act and the Limited Partnership Agreement will be limited to the amount of capital such partner is obligated to contribute to BIP for its BIP Interest plus its share of any undistributed profits and assets, except as described below. If it were determined, however, that a BIP Securityholder was participating in the control or management of BIP or conducting the affairs of, signing or executing documents for or otherwise binding BIP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such BIP Securityholder would be liable as if it were a general partner of BIP in respect of all debts of BIP incurred while that BIP Securityholder was so acting or purporting to act. Neither the Limited Partnership Agreement nor the Limited Partnership Act specifically provides for legal recourse against the BIP General Partner if a BIP Securityholder were to lose limited liability through any fault of the BIP General Partner. While this does not mean that a BIP Securityholder could not seek legal recourse, Brookfield Infrastructure is not aware of any precedent for such a claim in Bermuda case law. No management or control BIP Securityholders, in their capacities as such, may not take part in the management or control of the activities and affairs of BIP and do not have any right or authority to act for or to bind BIP or to take part or interfere in the conduct or management of BIP. Under the Limited Partnership Agreement, BIP Securityholders are not entitled to vote on matters relating to BIP. Each unit shall entitle its holder to one vote for the purposes of any approvals of BIP Securityholders. Meetings The BIP General Partner may call special meetings of partners at a time and place outside of Canada determined by the BIP General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The BIP Securityholders do not have the ability to call a special meeting. Only BIP Securityholders on the date set by the BIP General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting. Written consents may be solicited only by or on behalf of the BIP General Partner. Any such consent solicitation may specify that any written consents must be returned to BIP within the time period, which may not be less than 20 days, specified by the BIP General Partner. For purposes of determining holders of BIP Interests entitled to provide consents to any action described above, only those holders of BIP Interests on the record date set by the BIP General Partner will be entitled to provide consents with respect to matters as to which a consent right applies. Amendment to the Amended and Restated Limited Partnership Agreement At the special meeting of BIP Securityholders held on 16 November 2009, BIP Securityholders approved an amendment to the Limited Partnership Agreement reducing the quorum requirement for meetings of the BIP Securityholders from 50% to 20%. As such, 20% of the outstanding BIP Interests (including the BIP Interests held by the BIP General Partner) represented in person or by proxy shall constitute a quorum at a meeting of BIP Securityholders of such class or classes unless any such action by the BIP Securityholders requires approval by BIP Securityholders holding a greater percentage of the voting power of BIP Interests, in which case the quorum shall be such greater percentage. Amendments to the Limited Partnership Agreement Amendments to the Limited Partnership Agreement may be proposed only by, or with the consent of, the BIP General Partner. Amendments, other than the amendments that do not require BIP Securityholder approval, require the approval of a majority of BIP’s outstanding BIP Interests. Prohibited amendments No amendment may be made that would: enlarge the obligations of any BIP Securityholder without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of BIP Interests in relation

344 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) to other classes of BIP Interests may be approved by at least a majority of the type or class of partnership interests so affected; or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BIP to the BIP General Partner or any of its Affiliates without the consent of the BIP General Partner, which may be given or withheld in its sole discretion. The provision of the Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding BIP Interests. No BIP Securityholder approval Subject to applicable law, the BIP General Partner may generally make amendments to the Limited Partnership Agreement without the approval of any BIP Securityholder to reflect: a change in the name of BIP, the location of BIP’s registered office, or BIP’s registered agent; the admission, substitution or withdrawal of partners in accordance with the Limited Partnership Agreement; a change that the BIP General Partner determines is necessary or appropriate for BIP to qualify or to continue BIP’s qualification as a limited partnership or a partnership in which the BIP Securityholders have limited liability under the laws of any jurisdiction or to ensure that BIP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; an amendment that the BIP General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; an amendment that is necessary, in the opinion of BIP’s counsel, to prevent BIP or the BIP General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act (or similar legislation in other jurisdictions); an amendment that the BIP General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorisation or issue of any class or series of BIP Interests or options, rights, warrants or appreciation rights relating to BIP Interests; any amendment expressly permitted in the Limited Partnership Agreement to be made by the BIP General Partner acting alone; an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Limited Partnership Agreement; any amendment that in the sole discretion of the BIP General Partner is necessary or appropriate to reflect and account for the formation by BIP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Limited Partnership Agreement; a change in BIP’s fiscal year and related changes; or any other amendments substantially similar to any of the matters described directly above. In addition, the BIP General Partner may make amendments to the Limited Partnership Agreement without the approval of any BIP Securityholder if those amendments, in the discretion of the BIP General Partner: do not adversely affect BIP Securityholders considered as a whole (including any particular class of BIP Interests as compared to other classes of interests) in any material respect; are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; are necessary or appropriate to facilitate the trading of BIP Interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BIP Interests are or will be listed for trading; are necessary or appropriate for any action taken by the BIP General partner relating to splits or combinations of BIP Interests under the provisions of the Limited Partnership Agreement; or

SCHEME BOOKLET 345 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) are required to effect the intent expressed in the registration statement on Form 20-F submitted by BIP to the SEC or the intent of the provisions of the Limited Partnership Agreement or are otherwise contemplated by the Limited Partnership Agreement. Opinion of Counsel and Limited Partner Approval The BIP General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the BIP Securityholders if one of the amendments described above under “No BIP Securityholder Approval” should occur. No other amendments to the Limited Partnership Agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described) will become effective without the approval of holders of at least 90% of BIP Interests, unless BIP obtains an opinion of counsel to the effect that the amendment will not cause BIP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BIP General Partner has not made the election described below under “Election to be treated as a corporation”) or affect the limited liability under the Limited Partnership Act of any of the BIP Securityholders. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of BIP Interests in relation to other classes of interests will also require the approval of the holders of at least a majority of the outstanding BIP Interests of the class so affected. In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of BIP Securityholders whose aggregate outstanding voting BIP Interests constitute not less than the voting requirement sought to be reduced. Merger, Sale or Other Disposition of Assets Any merger, consolidation or other combination of BIP requires the prior approval of the BIP General Partner who has no duty or obligation to provide any such approval. The Limited Partnership Agreement generally prohibits the BIP General Partner, without the prior approval of the holders of a majority of BIP Interests, from causing BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BIP’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on BIP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BIP’s Subsidiaries. However, the BIP General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of BIP’s assets (including for the benefit of persons other than BIP or BIP’s Subsidiaries) without that approval. The BIP General Partner may also sell all or substantially all of BIP’s assets under any forced sale of any or all of BIP’s assets pursuant to the foreclosure or other realisation upon those encumbrances without that approval. If conditions specified in the Limited Partnership Agreement are satisfied, the BIP General Partner may convert or merge BIP into, or convey some or all of BIP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in BIP’s legal form into another limited liability entity. Holders of BIP Interests are not entitled to dissenters’ rights of appraisal under the Limited Partnership Agreement or the Limited Partnership Act or the Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of BIP’s assets or any other transaction or event. Election to be treated as a corporation If the BIP General Partner determines that it is no longer in BIP’s best interests to continue as a partnership for U.S. federal income tax purposes, the BIP General Partner may elect to treat BIP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. Termination and dissolution BIP will terminate upon the earlier to occur of: (i) the date on which all of BIP’s assets have been disposed of or otherwise realised by BIP and the proceeds of such disposals or realisations have been distributed to partners, (ii) the service of notice by the BIP General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of BIP, and (iii) at the election of the BIP General Partner, if BIP, as determined by the BIP General Partner, is required to register as an “investment company” under the Investment Company Act (or similar legislation in other jurisdictions).

346 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) BIP will be dissolved upon the withdrawal of the BIP General Partner as the managing general partner of BIP (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the Limited Partnership Agreement) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of BIP or an order to wind up or liquidate the BIP General Partner. BIP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and BIP receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any BIP Securityholder. Liquidation and distribution of proceeds Upon the dissolution of BIP, unless BIP is continued as a new limited partnership, the liquidator authorised to wind up BIP’s affairs will, acting with all of the powers of the BIP General Partner that the liquidator deems necessary or appropriate in its judgement, liquidate BIP’s assets and apply the proceeds of the liquidation first, to discharge BIP’s liabilities as provided in the Limited Partnership Agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BIP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BIP’s assets would be impractical or would cause undue loss to the partners. Withdrawal of the BIP General Partner as managing general partner The BIP General Partner may withdraw as managing general partner without first obtaining approval of BIP Securityholders by giving 90 days notice, and that withdrawal will not constitute a violation of the Limited Partnership Agreement. Upon the withdrawal of the BIP General Partner, the holders of a majority of the voting power of BIP’s outstanding BIP Interests may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BIP will be dissolved, wound up and liquidated. Upon the withdrawal of the BIP General Partner, the holders of a majority of the voting power of the outstanding BIP Interests may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BIP will be dissolved, wound up and liquidated. In the event of withdrawal of a general partner where that withdrawal violates the Limited Partnership Agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into BIP Interests pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. Partnership name If the BIP General Partner ceases to be the general partner of BIP and BIP’s new general partner is not an Affiliate of Brookfield, BIP will be required by the Limited Partnership Agreement to change the name of BIP to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. The Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by the BIP General Partner notwithstanding that it may have ceased to be the general partner of BIP.

SCHEME BOOKLET 347 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Transfer of the general partnership interest The BIP General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the BIP General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Limited Partnership Agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BIP General Partner may sell or transfer all or part of their shares in the BIP General Partner without the approval of the BIP Securityholders. Transactions with interested parties The BIP General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, referred to as “interested parties”, may become BIP Securityholders or beneficially interested in BIP Securityholders and may hold, dispose of or otherwise deal with BIP Interests with the same rights they would have if the BIP General Partner was not a party to the Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to BIP, BIP’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction. The Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with Brookfield Infrastructure, any operating entity or any other holding vehicle established by BIP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in Brookfield Infrastructure’s conflicts policy. Outside activities of the BIP General Partner Under the Limited Partnership Agreement, the BIP General Partner is required to maintain as its sole activity the role of general partner of BIP. The BIP General Partner is not permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of BILP, a Holding Entity or any other holding vehicle established by BIP. The Limited Partnership Agreement provides that each person who is entitled to be indemnified by BIP (other than the BIP General Partner) has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to BIP’s affairs or activities or (ii) such affairs and activities directly compete with, or disfavour or exclude, the BIP General Partner, BIP, BILP, any Holding Entity, any operating entity or any other holding vehicle established by BIP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BIP General Partner, BIP, BILP, any Holding Entity, any operating entity and any other holding vehicle established by BIP (or any of their respective investors), and shall be deemed not to be a breach of the BIP General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BIP General Partner. None of the BIP General Partner, BIP, BILP, any Holding Entity, any operating entity, any other holding vehicle established by BIP or any other person shall have any rights by virtue of the Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BIP. The BIP General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Infrastructure or any Holding Entity, any operating entity or any other holding vehicle established by BIP. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by BIP pursuant to a separate written agreement between such persons.

348 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Any conflicts of interest and potential conflicts of interest that are approved by a majority of the BIP Independent Directors from time-to-time will be deemed approved by all partners. Pursuant to Brookfield Infrastructure’s conflicts policy, the BIP Independent Directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. Indemnities and limitations on liability Under the Limited Partnership Agreement, BIP is required to indemnify to the fullest extent permitted by law the BIP General Partner, the Manager and any of their respective Affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of BILP, a Holding Entity, operating entity or any other holding vehicle established by BIP and any other person designated by the BIP General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BIP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Limited Partnership Agreement: the liability of such indemnified persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and any matter that is approved by the independent directors of the BIP General Partner will not constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Financial reporting Pursuant to an amendment to the Limited Partnership Agreement dated 5 February 2010, BIP is required to prepare financial statements in accordance with IFRS. However, BIP plans to prepare its financial statements and the financial statements of BILP in accordance with IFRS. This change is being made in light of BILP’s recent investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. The first financial statements of BIP and BILP prepared in accordance with IFRS was for the financial statements as at and for the quarter ended 31 March 2010. BIP’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BIP General Partner deems appropriate. BIP’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. BIP’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations. The BIP General Partner is also required to use commercially reasonable efforts to prepare and send to BIP Securityholders on an annual basis, additional information regarding BIP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that BIP controls and, where reasonably possible, any other non-U.S. corporation in which BIP holds an interest. The BIP General Partner will, where reasonably possible, prepare and send information required by the non-U.S. BIP Securityholders for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The BIP General Partner will also, where reasonably possible and applicable, prepare and send information required by BIP Securityholders for Canadian federal income tax purposes. Governing law and submission to jurisdiction The Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under the Limited Partnership Agreement, each of BIP’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the

SCHEME BOOKLET 349 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of BIP. Transfers of BIP Interests BIP is not required to recognise any transfer of BIP Interests until certificates, if any, evidencing such BIP Interests are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to BIP as a partner with respect to the unit so transferred subject to and in accordance with the terms of the Limited Partnership Agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of BIP, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Limited Partnership Agreement. By accepting a unit for transfer in accordance with the Limited Partnership Agreement, each transferee will be deemed to have: executed the Limited Partnership Agreement and become bound by the terms thereof; granted an irrevocable power of attorney to the BIP General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of BIP as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BIP may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Limited Partnership Agreement, subject to the requirements of the Limited Partnership Agreement; the dissolution and liquidation of BIP; the admission, withdrawal or removal of any partner of BIP or any capital contribution of any partner of BIP; the determination of the rights, preferences and privileges of any class or series of BIP Interests or other partnership interests of BIP, and to a merger or consolidation of BIP; and (ii) subject to the requirements of the Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BIP General Partner or the liquidator of BIP, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BIP’s partners or is consistent with the terms of the Limited Partnership Agreement or to effectuate the terms or intent of the Limited Partnership Agreement; and made the consents and waivers contained in the Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with the formation of BIP and the spin-off from Brookfield. The transfer of any unit and the admission of any new partner to BIP will not constitute any amendment to the Limited Partnership Agreement. Transfer agent and registrar The Bank of New York in New York, New York U.S.A. has been appointed to act as transfer agent and registrar for the purpose of registering BIP Interests and transfers of BIP Interests as provided in the Limited Partnership Agreement. BIP will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. Amended and Restated Limited Partnership Agreement — BILP The rights of the limited partners in BILP are currently governed by the laws of Bermuda and the Second Amended and Restated Limited Partnership Agreement. BIP Securityholders are not limited partners of BILP and do not have any rights under BILP’s limited partnership agreement. Under the terms of BILP’s limited partnership agreement, BILP has a perpetual existence and will continue as a limited liability partnership

350 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) unless BIP is terminated or dissolved in accordance with the limited partnership agreement. The limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Nature and purpose Under BILP’s limited partnership agreement, the purpose of BILP is to acquire and hold interests in the Holding Entities and, subject to the approval of BILP GP, any other Subsidiary of BILP, engage in any activity related to the capitalisation and financing of BILP’s interests in such entities, and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by BILP GP and that lawfully may be conducted by a limited partnership organised under the Limited Partnership Act and BILP’s limited partnership agreement. Units in BILP BILP’s units are limited partnership interests in BILP. Holders of units in BILP are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to BILP’s limited partnership agreement or upon the liquidation of BILP or as otherwise required by applicable law. Except to the extent expressly provided in BILP’s limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. BILP has two classes of units on issue. The first class of units are held by BIP and the second class of units, referred to as the Redeemable Partnership Units, are held by wholly-owned Subsidiaries of Brookfield. Redeemable Partnership Units are identical to the limited partnership units held by BIP, except as described below. Issue of additional partnership interests BILP GP has broad rights to cause BILP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by BILP GP in its sole discretion, all without approval of BIP’s limited partners. Redemption-Exchange Mechanism At any time after two years from 31 January 2008, one or more wholly-owned Subsidiaries of Brookfield that hold Redeemable Partnership Units will have the right to require BILP to redeem for cash all or a portion of the Redeemable Partnership Units held by such Subsidiary, subject to BIP’s right of first refusal. Any such redeeming Subsidiary may exercise its right of redemption by delivering a notice of redemption to BILP and BIP. After presentation for redemption, such redeeming Subsidiary will receive, subject to BIP’s right of first refusal, for each unit that is presented, cash in an amount equal to the market value of one of BIP’s units multiplied by the number of units to be redeemed (as determined by reference to the five day VWAP of the trading price of BIP Interests and subject to certain customary adjustments). Upon its receipt of the redemption notice, BIP will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BILP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BILP’s units so redeemed will cease. Brookfield’s aggregate limited partnership interest in BIP would be approximately 40% (in addition to the 0.2% of BIP Interests that were acquired by Brookfield in connection with the satisfaction of Canadian federal and U. S. “back-up” withholding tax requirements upon the spin-off) if it exercised its redemption right in full and BIP exercised its right of first refusal on the BILP units redeemed. Brookfield’s total percentage interest in BIP would be increased if it participates in BILP’s distribution reinvestment plan or receives additional units of BILP under the Equity Commitment. Distributions Distributions by BILP will be made in the sole discretion of BILP GP. However, BILP GP will not be permitted to cause BILP to make a distribution if BILP does not have sufficient cash on hand to make the distribution, the distribution would render BILP insolvent or if, in the opinion of BILP GP, the distribution would leave BILP with insufficient funds to meet any future contingent obligations. Except as set forth below, prior to the

SCHEME BOOKLET 351 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) dissolution of BILP, distributions of available cash (if any) in any given quarter will be made by BILP as follows, referred to as the “Regular Distribution Waterfall”: first, 100% of any available cash to BIP until BIP has been distributed an amount equal to BIP’s expenses and outlays for the quarter properly incurred; second, 100% of any available cash then remaining to the owners of BILP’s partnership interests, pro rata to their percentage interests, until each holder of a BILP limited partnership unit has received distributions during such quarter in an amount equal to $0.305, referred to as the “First Distribution Threshold”; third, 85% of any available cash then remaining to the owners of BILP’s partnership interests, pro rata to their percentage interests, and 15% to BILP GP, until each holder of a BILP limited partnership unit has received distributions during such quarter in an amount equal to $0.33, referred to as the “Second Distribution Threshold”; and thereafter, 75% of any available cash then remaining to the owners of BILP’s partnership interests, pro rata to their percentage interests, and 25% to BILP GP. If, prior to the dissolution of BILP, available cash is deemed by the BILP GP, in its sole discretion, to be (i) attributable to sales or other dispositions of BILP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of BILP in proportion to the unreturned capital attributable to BILP’s partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by BILP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall. Upon the occurrence of an event resulting in the dissolution of BILP, all cash and property of BILP in excess of that required to discharge BILP’s liabilities will be distributed as follows: (a) to the extent such cash and/or property is attributable to a realisation event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (b) all other cash and/or property will be distributed in the manner set forth below. first, 100% to BIP until BIP has received an amount equal to the excess of (1) the amount of BIP’s outlays and expenses incurred during the term of BILP, over (2) the aggregate amount of distributions received by BIP pursuant to the first tier of the Regular Distribution Waterfall during the term of BILP; second, 100% to the partners of BILP, in proportion to their respective amounts of unrecovered capital in BILP; third, 100% to the owners of BILP’s partnership interests, pro rata to their percentage interests, until each holder of a BILP’s limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BILP (subject to adjustment upon the subsequent issue of additional partnership interests in BILP), over (ii) the aggregate amount of distributions made in respect of a BILP’s limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of a BILP (subject to adjustment upon the subsequent issue of additional partnership interests in BILP); fourth, 85% to the owners of BILP’s partnership interests, pro rata to their percentage interests, and 15% to the BILP GP, until each holder of a BILP limited partnership unit has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BILP (subject to adjustment upon the subsequent issuance of additional partnership interests in BILP), over (ii) the aggregate amount of distributions made in respect of a BILP’s limited partnership unit pursuant to the third tier of the Regular Distribution Waterfall during the term of BILP (subject to adjustment upon the subsequent issuance of additional partnership interests in BILP); thereafter, 75% to the owners of BILP’s partnership interests, pro rata to their percentage interests, and 25% to the BILP GP. Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issue of additional partnership interests of BILP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of BILP so as to ensure the uniformity of the economic rights and

352 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) entitlements of (i) the previously outstanding BILP’s partnership interests and (ii) the subsequently issued BILP’s partnership interests. The limited partnership agreement of BILP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the BILP GP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions. The BILP GP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units. No management or control BILP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BILP and do not have any right or authority to act for or to bind BILP or to take part or interfere in the conduct or management of BILP. Limited partners are not entitled to vote on matters relating to BILP, although holders of units are entitled to consent to certain matters. For the purposes of any approval required from holders of BILP’s units, if Brookfield and its Subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of BILP then issued and outstanding. Each unit shall entitle its holder to one vote for the purposes of any approvals of holders of units. Meetings BILP GP may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by BILP GP or Brookfield. Only holders of record on the date set by BILP GP (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting. Amendment of BILP’s limited partnership agreement Amendments to BILP’s limited partnership agreement may be proposed only by or with the consent of BILP GP. Amendments, other than the amendments that do not require limited partner approval, require the approval of a majority of BILP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Prohibited amendments No amendment may be made that would: enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interest may be approved by at least a majority of the type or class of partnership interests so affected; or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BILP to the BILP GP or any of its Affiliates without the consent of BILP GP, which may be given or withheld in its sole discretion. The provision of BILP’s limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units. No limited partner approval Subject to applicable law, BILP GP may generally make amendments to BILP’s limited partnership agreement without the approval of any limited partner to reflect: a change in the name of BILP, the location of BILP’s registered office, or BILP’s registered agent; the admission, substitution or withdrawal of partners in accordance with BILP’s limited partnership agreement;

SCHEME BOOKLET 353 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) a change that BILP GP determines is necessary or appropriate for BILP to qualify or to continue BILP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that BIP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; an amendment that BILP GP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; an amendment that is necessary, in the opinion of BILP’s counsel, to prevent BILP or BILP GP or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act (or similar legislation in other jurisdictions); an amendment that the BIP General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorisation or issue of any class or series of BIP Interests or options, rights, warrants or appreciation rights relating to BIP Interests; any amendment expressly permitted in BILP’s limited partnership agreement to be made by BILP GP acting alone; an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of BILP’s limited partnership agreement; any amendment that in the sole discretion of BILP GP is necessary or appropriate to reflect and account for the formation by BILP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by BILP’s limited partnership agreement; a change in BILP’s fiscal year and related changes; any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of BILP GP, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in BILP, or (iii) consistently reflect the distributions made by BILP to the partners pursuant to the terms of BILP’s limited partnership agreement; or any other amendments substantially similar to any of the matters described directly above. In addition, BILP GP may make amendments to BILP’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BILP GP: do not adversely affect BILP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect; are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; are necessary or appropriate to facilitate the trading of BIP Interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BIP Interests are or will be listed for trading; are necessary or appropriate for any action taken by BILP GP relating to splits or combinations of units under the provisions of the Limited Partnership Agreement; or are required to effect the intent expressed in the registration statement on Form 20-F submitted by BIP to the SEC or the intent of the provisions of the Limited Partnership Agreement or are otherwise contemplated by BILP’s limited partnership agreement. Opinion of counsel and limited partner approval BILP GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “No limited partner approval” should occur. No other amendments to BILP’s limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with BILP’s limited partnership agreement) will become effective without the approval of holders of at least 90% of BILP’s units, unless BILP LP obtains an opinion of counsel to the effect that the amendment will not cause BILP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U. S. tax purposes BILP GP has not made the election described below under “Election to be treated as a corporation”) or affect the limited liability under the Limited Partnership Act of any of Brookfield Infrastructure’s limited partners.

354 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected. In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced. Election to be treated as a corporation If BILP GP determines that it is no longer in BILP’s best interests to continue as a partnership for US federal income tax purposes, BILP GP may elect to treat BILP as an association or as a publicly traded partnership taxable as a corporation for US federal (and applicable state) income tax purposes. Dissolution BILP shall dissolve and its affairs shall be wound up, upon the earlier of: the service of notice by BILP GP, with the approval of a majority of the members of the BIP Independent Directors, that in the opinion of BILP GP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BILP; the election of BILP GP, if BILP, as determined by the BILP GP, is required to register as an “investment company” under the Investment Company Act (or similar legislation in other jurisdictions); the date that the BILP GP withdraws from BIP (unless Brookfield becomes the general partner of BILP); the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BILP or an order to wind up or liquidate the BILP GP; or the date on which the BILP GP decides to dispose of, or otherwise realise proceeds in respect of, all or substantially all of BILP’s assets in a single transaction or series of transactions. BILP shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to BILP has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if BILP receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of limited liability of any limited partner of BILP. Withdrawal of the general partner BILP GP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days notice, and that withdrawal will not constitute a violation of the limited partnership agreement. Upon the withdrawal of BILP GP, the holders of a majority of the voting power of outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BILP will be dissolved, wound up and liquidated. BILP GP may not be removed unless that removal is approved by the vote of the holders of at least 66⅔% of the outstanding class of units that are not Redeemable Partnership Units and it receives an opinion of counsel regarding limited liability tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of BILP GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units. In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates BILP’s limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot

SCHEME BOOKLET 355 ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into either class A units of BILP or Redeemable Partnership Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. Transfer of the general partnership interest BILP GP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of BILP’s limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of BILP GP may sell or transfer all or part of their units in BILP GP without the approval of the unitholders. Transactions with interested parties BILP GP, the Infrastructure General Partner and their respective partners, members, shareholders, directors, officers, employees and shareholders, referred to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of BILP with the same rights they would have if the BILP GP and Infrastructure General Partner were not a party to the limited partnership agreement of BILP. An interested party will not be liable to account either to other interested parties or to BILP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction. The limited partnership agreement of BILP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BILP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BILP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to BIP’s conflicts policy. Outside activities of the general partner Under BILP’s limited partnership agreement, BILP GP will be required to maintain as its sole activity the role of the general partner of BILP. BILP GP will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by BILP. BILP’s limited partnership agreement provides that each person who is entitled to be indemnified by BIP (other than the BIP General Partner) has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Infrastructure General Partner, the BILP GP, BILP, any Holding Entity, operating entity, and any other holding vehicle established by BILP (or any of their respective investors), and shall be deemed not to be a breach of the Infrastructure General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BIP General Partner. None of the Infrastructure General Partner, BILP GP, BILP, any Holding Entity, operating entity, any other holding vehicle established by BILP or any other person shall have any rights by virtue of BILP’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BILP. Indemnities and limitations on liability Under BILP’s limited partnership agreement, BILP is required to indemnify to the fullest extent permitted by law the Infrastructure General Partner, BILP GP, the Manager and any of their respective Affiliates (and their

356 PRIME INFRASTRUCTURE ANNEXURE C Brookfield Infrastructure material contracts (forms part of the Prospectus) respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of BILP, a Holding Entity, operating entity or any other holding vehicle established by BILP and any other person designated by BILP GP as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under BILP’s limited partnership agreement: the liability of the indemnified persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. BILP’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification. Financial reporting Under BILP’s limited partnership agreement, pursuant to an amendment made on 5 February 2010, BILP GP is required to prepare financial statements in accordance with IFRS. The first financial statement of BIP and BILP prepared in accordance with IFRS was for the quarter ended 31 March 2010. Governing law BILP’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Incentive distributions BILP GP is entitled to receive incentive distributions from BILP as a result of its ownership of the general partnership interest in BILP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BILP exceed specified target levels as set out in BILP’s limited partnership agreement. BILP GP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable Partnership Units. To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions. For example, in conjunction with the consortium arrangements in respect of Brookfield Infrastructure’s Canadian timber operations and Chilean Transmission Operations, Brookfield Infrastructure pays to Brookfield its pro-rata share of base management fees paid by each of the respective consortiums and, in the case of Brookfield Infrastructure’s Canadian timber operations, its pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from Brookfield Infrastructure pursuant to BILP’s limited partnership agreement. In addition, until 30 June 2009, operations, maintenance and corporate services were provided to Ontario Transmission by Brookfield on an outsourced-cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation.

SCHEME BOOKLET 357 Annexure D. Scheme of Arrangement

358 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement Scheme of arrangement This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth) Between the parties Prime Infrastructure Holdings Limited ACN 100 364 234 of Level 26, 135 King Street, Sydney NSW 2000 (PIHL) and Holders of fully paid ordinary shares in PIHL (other than the Excluded Securityholder) 1 Definitions, interpretation and scheme components 1.1 Definitions Schedule 1 contains definitions used in this Scheme. 1.2 Interpretation Schedule 1 contains interpretation rules for this Scheme. 1.3 Scheme components This Scheme includes any schedule to it. 2 Preliminary matters (a) PIHL is a public company limited by shares, incorporated in Queensland, Australia and has been admitted to the official list of the ASX. (b) As at 24 September 2010, 351,776,795 PIHL Shares were on issue. Each PIHL Share is stapled to a fully paid ordinary unit in PIT and a fully paid ordinary unit in PIT2, and they trade together as a stapled security on ASX. (c) PIT and PIT2 are each registered managed investment schemes. PIRE is the responsible entity of PIT and PIT2. Scheme of arrangement page 1

SCHEME BOOKLET 359 ANNEXURE D Scheme of Arrangement 3 Conditions (d) Brookfield Infrastructure Partners L.P. is a Bermudan exempted limited partnership and its BIP Interests trade on the New York Stock Exchange and the Toronto Stock Exchange. (e) BIPL is an unlisted exempted limited company incorporated in Bermuda and is the general partner of Brookfield Infrastructure Partners L.P.. BIPL as the general partner of Brookfield Infrastructure Partners L.P. will acquire the Scheme Securities under the Scheme and the Trust Schemes. (f) If this Scheme becomes Effective: (1) BIP will provide the Scheme Consideration to each of the Scheme Securityholders in accordance with this Scheme and the Deed Poll; and (2) all the PIHL Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, will be transferred to BIP (together with the PIT Scheme Units and PIT2 Scheme Units to which those PIHL Scheme Shares are stapled) and PIHL will enter the name of BIPL (in its capacity as general partner of Brookfield Infrastructure Partners L.P.) or its nominee in the PIHL Share Register in respect of those PIHL Scheme Shares. (g) PIHL, BIP and PIRE have agreed, by executing the Implementation Deed, to implement this Scheme and the Trust Schemes. (h) BIP has agreed, by executing the Deed Poll, to undertake all actions which this Scheme and the Trust Schemes contemplate it will take, including the provision of the Scheme Consideration to the Scheme Securityholders. 3 Conditions 3.1 Conditions precedent This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent: (a) all the conditions in Schedule 7 of the Implementation Deed (other than the condition in paragraph (h) of that schedule relating to Court approval of this Scheme and the provision of the Second Judicial Advice) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date; (b) neither the Implementation Deed, the Deed Poll nor clause 4 of the Implementation Deed having been terminated in accordance with their terms before 8.00am on the Second Court Date; (c) approval of this Scheme by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court provided they are acceptable to BIP and PIHL; and (d) both: (1) the order of the Court made under section 411(4)(b) of the Corporations Act approving the Scheme coming into effect, pursuant to section 411(10) of the Corporations Act; and Scheme of arrangement page 2

360 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 4 Implementation of the Scheme (2) the Trust Supplemental Deed Polls (Trust Schemes) taking effect pursuant to section 601GC(2) of the Corporations Act. 3.2 End Date This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date or any later date PIHL and BIP agree in writing in accordance with the Implementation Deed. 3.3 Certificate (a) PIHL and BIP must provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived. (b) The certificate referred to in clause 3.3(a) constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived. 3.4 Effective Subject to clause 3.2, this Scheme will come into effect at the Effective Time. 4 Implementation of the Scheme 4.1 Lodgement of Court orders with ASIC PIHL must lodge with ASIC, in accordance with section 411(10) of the Corporations Act, an office copy of the Court order approving the Scheme as soon as possible and in any event by 5.00pm on the first Business Day after the day on which the Court approves the Scheme or such later time as PIHL and BIP agree in writing. 4.2 Transfer of Scheme Securities On the Implementation Date: (a) subject to the provision of that part of the Scheme Consideration in the manner contemplated to occur on the Implementation Date by clause 5, the PIHL Scheme Shares, together with all rights and entitlements attaching to the PIHL Scheme Shares as at the Implementation Date, will be transferred to BIP at the same time as the transfer to it of the PIT Scheme Units and PIT2 Scheme Units to which those PIHL Scheme Shares are stapled, without the need for any further act by any Scheme Securityholder (other than acts performed by PIHL as attorney and agent for Scheme Securityholders under clause 8.5), in the case of the PIHL Scheme Shares by: (1) PIHL delivering to BIP a duly completed Scheme Securities Transfer, executed on behalf of the Scheme Securityholders by PIHL, for registration; and (2) BIP duly executing the Scheme Securities Transfer and delivering it to PIHL for registration; and Scheme of arrangement page 3

SCHEME BOOKLET 361 ANNEXURE D Scheme of Arrangement 5 Scheme Consideration (b) as soon as possible following receipt of the Scheme Securities Transfer in accordance with clause 4.2 (a)(2), PIHL must enter, or procure the entry of, the name of BIP in the PIHL Share Register in respect of all the PIHL Scheme Shares. 5 Scheme Consideration 5.1 Scheme Consideration (a) If the Scheme becomes Effective, each Scheme Securityholder, other than Ineligible Foreign Securityholders, will be entitled to: (1) receive 0.24 New BIP Interests for every 1 Scheme Security; or (2) make an Election to participate in the Scheme Liquidity Facility under clause 5.2 in respect of up to 4,000 of the New BIP Interests which they would otherwise be entitled to receive for their Scheme Securities under clause 5.1(a)(1), and also receive 0.24 New BIP Interests for every 1 Scheme Security in respect of any balance of their Scheme Securities. (b) Ineligible Foreign Securityholders will not be entitled to receive New BIP Interests or elect to participate in the Scheme Liquidity Facility and, if the Scheme becomes Effective, will receive cash for their Scheme Securities in accordance with clause 5.5. 5.2 Scheme Liquidity Facility (a) A Scheme Securityholder (other than an Ineligible Foreign Securityholder) may make an Election to participate in the Scheme Liquidity Facility by completing the election form which accompanies the Scheme Booklet and returning it to the address specified in the election form so that it is received by no later than 7.00 pm on the Election Date. (b) Any Scheme Securityholder who has not made an Election is, for the purpose of this Scheme, taken to have validly elected not to participate in the Scheme Liquidity Facility. 5.3 Provision of Scheme Consideration In consideration for the transfer of the Scheme Securities to BIP, BIP must, subject to clauses 5.5 and 5.6: (a) on the Implementation Date, issue the New BIP Interests to which each Scheme Securityholder is entitled as Scheme Consideration, other than BIP Interests for which the Scheme Securityholder has made an Election, to the Scheme Securityholder; (b) on the Implementation Date, enter the name and address of each Scheme Securityholder in the BIP Register in respect of the New BIP Interests to which the Scheme Securityholder is entitled under this clause 5; and (c) as soon as practicable after the Implementation Date, send a certificate or holding statement (or equivalent document) to the Registered Address of each Scheme Securityholder representing the number of New BIP Interests issued to the Scheme Securityholder pursuant to this Scheme and the Trust Schemes. Scheme of arrangement page 4

362 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 5 Scheme Consideration 5.4 Joint holders In the case of Scheme Securities held in joint names: (a) the New BIP Interests to be issued under this Scheme and the Trust Schemes must be issued to and registered in the names of the joint holders; (b) any cheque required to be sent under this Scheme and the Trust Schemes will be made payable to the joint holders and sent to the holder whose name appears first in the PIHL Share Register as at the Record Date; and (c) any other document required to be sent under this Scheme and the Trust Schemes will be forwarded to the holder whose name appears first in the PIHL Share Register as at the Record Date. 5.5 Ineligible Foreign Securityholders and Scheme Liquidity Facility (a) BIP must not issue: (1) any New BIP Interests under this Scheme to an Ineligible Foreign Securityholder; or (2) to a Scheme Securityholder who makes an Election that number of New BIP Interests in respect of which the Election is made, but instead BIP must: (3) procure or otherwise ensure that BIP receives capital, whether by way of loan or equity, of US$300,000,000 (Cash Contribution) by no later than the Implementation Date; (4) by no later than the Implementation Date, and in the following order: (A) determine an amount by multiplying the aggregate number of New BIP Interests for which all Scheme Liquidity Facility Securityholders have made an Election (Elected BIP Interests) by the Liquidity Price and notionally deduct that amount from the Cash Contribution. If the notional balance is a positive amount it will be the Cash Contribution Surplus but if it is a negative amount it will be the Cash Contribution Shortfall; (B) if there is a Cash Contribution Shortfall, calculate the number of additional New BIP Interests required to be issued in respect of participants in the Scheme Liquidity Facility (Residual Liquidity Facility BIP Interests) as the difference between: (i) the Elected BIP Interests; and (ii) the quotient obtained by dividing the amount of the Cash Contribution by the Liquidity Price (Satisfied Liquidity Facility BIP Interests); (C) calculate the Scheme VWAP; (D) calculate the number, if any, of notional BIP Interests for Ineligible Foreign Securityholders which will notionally be satisfied by the Cash Contribution by dividing the Cash Contribution Surplus, if any, by the Scheme VWAP (Notional Foreign BIP Interests); Scheme of arrangement page 5

SCHEME BOOKLET 363 ANNEXURE D Scheme of Arrangement 5 Scheme Consideration (E) calculate the aggregate number of New BIP Interests which Ineligible Foreign Securityholders would have received if they were entitled to receive New BIP Interests, if any, under this Scheme and the Trust Schemes (Foreign BIP Interests) and deduct from that number the Notional Foreign BIP Interests (with the balance, if any, being the Residual Foreign BIP Interests, and those together with the Residual Liquidity Facility BIP Interests being the Residual BIP Interests); (F) issue the Residual BIP Interests, if any, to the Scheme Sales Nominee for sale on-market on the New York Stock Exchange in the same manner undertaken in a Standard Facility (Residual Sale); (G) if there are any Residual BIP Interests, procure the Scheme Sales Nominee to conduct the Residual Sale by no later than the second Business Day after the Implementation Date or such later time as may be reasonably required to sell all of the Residual BIP Interests; (H) pay to the Scheme Sales Nominee the lesser of: (i) the Cash Contribution; and (ii) the aggregate value of (1) the Elected BIP Interests multiplied by the Liquidity Price; and (2) the Foreign BIP Interests multiplied by the Scheme VWAP. (I) procure the Scheme Sales Nominee aggregates the Cash Contribution (or that part of the Cash Contribution received from BIP pursuant to paragraph (H)) with the cash proceeds (net of expenses) of the Residual Sale, converts that aggregate amount from United States currency into Australian currency in accordance with normal good commercial practice as at the date of conversion (Relevant Exchange Rate) (Total Cash Amount) and pays the Total Cash Amount in Australian currency into an account held by the PIHL Share Registrar for payment to the Scheme Liquidity Facility Securityholders and Ineligible Foreign Securityholders in accordance with the provisions below; (5) on the Payment Date, procure that the PIHL Share Registrar holds the Total Cash Amount for distribution to Scheme Liquidity Facility Securityholders and Ineligible Foreign Securityholders as follows: (A) for each of the Scheme Liquidity Facility Securityholders: (1) if the Cash Contribution equals or exceeds the aggregate value of the Elected BIP Interests multiplied by the Liquidity Price, an amount determined by multiplying the number of New BIP Interests which the respective Scheme Liquidity Facility Securityholder has made an Election by the Liquidity Price and converting that sum into Australian currency at the Relevant Exchange Rate; and (2) if the Cash Contribution is less than the aggregate value of the Elected BIP Interests multiplied by the Liquidity Price, an amount determined as A + B converted to Australian currency at the Relevant Exchange Rate, where: A = Satisfied Proportion x N x Liquidity Price Satisfied Proportion = Satisfied Liquidity Facility BIP Interests ÷ Elected BIP Interests Scheme of arrangement page 6

364 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 5 Scheme Consideration N = the number of New BIP Interests in respect of which the respective Scheme Liquidity Facility Securityholder has made an Election Liquidity Price has the meaning given in Schedule 1 B = N x (1 - Satisfied Proportion) x Residual Sale Price Satisfied Proportion = Satisfied Liquidity Facility BIP Interests ÷ Elected BIP Interests N = the number of New BIP Interests in respect of which the respective Scheme Liquidity Facility Securityholder has made an Election Residual Sale Price = cash proceeds (net of expenses) of the Residual Sale ÷ Residual BIP Interests, with the aggregate of all such amounts to be referred to as the Liquidity Amount; and (B) for each of the Ineligible Foreign Securityholders, their pro rata entitlement (based on the number of Scheme Securities held by them respectively) to the cash amount derived by subtracting the Liquidity Amount from the Total Cash Amount. (b) None of BIP, PIHL, PIRE or the Scheme Sales Nominee gives any assurance as to the price that will be achieved for the sale of New BIP Interests described in clause 5.5(a). (c) On the Payment Date, subject to receipt of the amounts provided for in clause 5.5(a)(5), PIHL must cause the PIHL Share Registrar to pay to: (1) each Scheme Securityholder that is an Ineligible Foreign Securityholder, an amount determined in accordance with clause 5.5(a)(5)(B) for its Scheme Securities; and (2) each Scheme Securityholder that has made an Election, an amount determined in accordance with clause 5.5(a)(5)(A) in part consideration for its Scheme Securities. The amounts referred to in this clause 5.5(c) must be paid by electronic transfer to the account of the Scheme Securityholder with the bank or other financial institution nominated by them for receipt of distributions on their Prime Securities (if any) or by sending a cheque drawn in Australian currency on the Payment Date to each Scheme Securityholder by pre-paid airmail or ordinary post to their address recorded in the PIHL Share Register on the Record Date (subject to clause 5.4). 5.6 Fractional entitlements, splitting and anti-manipulation (a) Subject to the following provisions, where the calculation of the number of New BIP Interests to be issued (actually or notionally) to a particular Scheme Securityholder would result in the issue of a fraction of a New BIP Interest, the fractional entitlement will: (1) where the entitlement is to half a New BIP Interest or more, be rounded up to the nearest whole number of New BIP Interests; and (2) there the entitlement is to less than half a New BIP Interest, be rounded down to the nearest whole number of New BIP Interests. Scheme of arrangement page 7

SCHEME BOOKLET 365 ANNEXURE D Scheme of Arrangement 5 Scheme Consideration (b) If BIP and PIHL are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain, or which provides, an advantage by reference to the rounding provided for in the calculation of each Scheme Securityholder’s entitlement to the Scheme Consideration, BIP and PIHL may give notice to those Scheme Securityholders prior to the Implementation Date: (1) setting out the names and Registered Addresses of all of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Scheme Securities and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Scheme Securities. (c) If BIP and PIHL are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain or which provides an advantage by reference to the maximum cap applied to the size of an Election to participate in the Scheme Liquidity Facility, BIP and PIHL may give notice to those Scheme Securityholders prior to the Implementation Date: (1) setting out the name and Registered Address of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Scheme Securities (and to have made an Election up to the maximum cap) and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Scheme Securities. (d) If BIP and PIHL are of the opinion that a Scheme Securityholder or other person has, before the Record Date: (1) been party to an arrangement resulting in a change in the Registered Address of the Scheme Securityholder to a jurisdiction so as to make that Scheme Securityholder (the “relevant Scheme Securityholder”) an Ineligible Foreign Securityholder or a transfer of PIHL Shares by the person to a person (also the “relevant Scheme Securityholder”) who would be an Ineligible Foreign Securityholder; (2) in circumstances where the BIP and PIHL are of the opinion that the arrangement or transfer was undertaken to achieve that result in order to maximise the cash consideration payable to the relevant Scheme Securityholder, BIP and PIHL may give notice to the relevant Scheme Securityholder prior to the Implementation Date: Scheme of arrangement page 8

366 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 6 Dealings in BIP Interests (3) setting out the name of the relevant Scheme Securityholder and the other persons involved; (4) stating that opinion; and (5) stating what, in its opinion, would have been the holdings and Registered Addresses at which the Scheme Securities held by the relevant Scheme Securityholder would have been held had the arrangement or transfer not been undertaken, and after the notice has been so given, the Scheme Securities held by the relevant Scheme Securityholder shall be taken to be held in the holdings and Registered Addresses specified in notice. 6 Dealings in BIP Interests 6.1 Determination of Scheme Securityholders To establish the identity and addresses of the Scheme Securityholders, dealings in Prime Stapled Securities and other alterations to the PIHL Share Register will only be recognised if: (a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the PIHL Share Register as the holder of the relevant Prime Stapled Securities on or before the Record Date; and (b) in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of those other alterations, are received on or before the Record Date at the place where the PIHL Share Register is kept, and PIHL will not accept for registration, nor recognise for the purpose of establishing the identity and addresses of persons who are Scheme Securityholders, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form (except a transfer to BIP pursuant to the Schemes or any subsequent transfer by BIP or its successors in title). 6.2 PIHL Share Register (a) PIHL must register registrable transmission applications or transfers of the Prime Stapled Securities in accordance with clause 6.1(b) by, or as soon as practicable after, the Record Date; provided that, for the avoidance of doubt but subject to the ASX Listing Rules, nothing in this clause 6.2(a) requires PIHL to register a transfer that would result in a holder of Prime Stapled Securities holding a parcel of Prime Stapled Securities that is less than a ‘marketable parcel’ (as defined in the Market Rules of the ASX). The persons shown in the PIHL Share Register, and the number of Stapled Securities shown as being held by them, after registration of those transfers and transmission applications will be taken to be the Scheme Securityholders, and the number of Stapled Securities held by them, as at the Record Date. (b) If the Scheme becomes Effective, a holder of Scheme Securities (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Securities or any interest in them after the Record Date (except a transfer to BIP pursuant to the Scheme and Trust Schemes or any subsequent transfer by BIP or its successors in title). Scheme of arrangement page 9

SCHEME BOOKLET 367 ANNEXURE D Scheme of Arrangement 7 Quotation of Prime Stapled Securities (c) For the purpose of determining entitlements to the Scheme Consideration, PIHL must maintain the PIHL Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Securityholders. The PIHL Share Register in this form will solely determine entitlements to the Scheme Consideration. (d) All statements of holding for Prime Stapled Securities (other than statements of holding in favour of BIP) will cease to have effect after the Record Date as documents of title in respect of those Stapled Securities and, as from that date and time, each entry current at that date on the PIHL Share Register (other than entries on the PIHL Share Register in respect of the Excluded Securityholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Prime Stapled Securities relating to that entry. (e) As soon as possible on or after the Record Date, and in any event within one Business Day after the Record Date, PIHL will ensure that details of: (1) the names, Registered Addresses and holdings of PIHL Shares for each Scheme Securityholder as shown in the PIHL Register as at the Record Date; and (2) the Election (if any) of each Scheme Securityholder, are available to BIP in the form BIP reasonably requires. 6.3 Status of New BIP Interests Subject to this Scheme becoming Effective, BIP must: (a) issue the New BIP Interests required to be issued by it under this Scheme and the Trust Schemes on terms such that each such New BIP Interest will rank equally in all respects with each existing BIP Interest; and (b) ensure that each such New BIP Interests is duly and validly issued in accordance with all applicable laws and BIP’s constituent documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest; and (c) use all reasonable endeavours to ensure that such New BIP Interests are, by no later than the Implementation Date, quoted for trading on the New York Stock Exchange and Toronto Stock Exchange. 7 Quotation of Prime Stapled Securities (a) PIHL will apply to ASX to suspend trading on the ASX in Prime Stapled Securities with effect from the close of trading on the Effective Date. (b) On a date after the Implementation Date to be determined by BIP, PIHL will apply: (1) for termination of the official quotation of Prime Stapled Securities on the ASX; and (2) to have itself (and PIT and PIT2) removed from the official list of the ASX. Scheme of arrangement page 10

368 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 8 General Scheme provisions 8 General Scheme provisions 8.1 Consent to amendments to the Scheme If the Court proposes to approve the Scheme subject to any alterations or conditions, PIHL may (with the consent of BIP) by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BIP has consented. 8.2 Scheme Securityholders’ agreements and warranties (a) Each Scheme Securityholder: (1) agrees to the transfer of their PIHL Shares together with all rights and entitlements attaching to those PIHL Shares in accordance with the Scheme and agrees to any variation, cancellation or modification of their rights constituted by or resulting from the Scheme; and (2) acknowledges that the Scheme binds PIHL and all Scheme Securityholders (including those who did not attend the Scheme Meeting, did not vote at that meeting, or voted against the Scheme). (b) Each Scheme Securityholder is taken to have warranted to PIHL and BIP, and appointed and authorised PIHL as its attorney and agent to warrant to BIP, that all their Scheme Securities (including any rights and entitlements attaching to them) which are transferred under the Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind (other than that the securities comprising the Scheme Securities must be transferred together), and that they have full power and capacity to sell and to transfer their Scheme Securities to BIP under the Scheme and Trust Schemes together with any rights attaching to them. PIHL undertakes that it will provide such warranty to BIP as agent and attorney of each Scheme Securityholder. 8.3 Title to and rights in Scheme Securities (a) To the extent permitted by law, the Scheme Securities transferred under the Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. (b) BIP will be beneficially entitled to the Scheme Securities transferred to it under the Scheme pending registration by PIHL of BIP in the PIHL Share Register as the holder of the Scheme Securities. 8.4 Appointment of sole proxy On the Scheme becoming Effective, and until PIHL registers BIP as the holder of all Scheme Securities in the PIHL Share Register, each Scheme Securityholder: (a) is deemed to have appointed BIP as attorney and agent (and directed BIP in each such capacity) to appoint any director, officer, secretary or agent nominated by BIP as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Securities registered in their name and sign any shareholders’ resolution; Scheme of arrangement page 11

SCHEME BOOKLET 369 ANNEXURE D Scheme of Arrangement 9 General (b) no Scheme Securityholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 8.4); and (c) must take all other actions in the capacity of a registered holder of Scheme Securities as BIP reasonably directs. 8.5 Authority given to PIHL On the Scheme becoming Effective, each Scheme Securityholder, without the need for any further act, irrevocably appoints PIHL and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of: (a) enforcing the Deed Poll against BIP; (b) executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Scheme and the Trust Schemes and the transactions contemplated by them, including (without limitation) executing the Scheme Transfer; and (c) providing its tax file number or Australian “Business Number to BIP (to the extent that PIHL is aware of this number), and PIHL accepts such appointment. PIHL as attorney and agent of each Scheme Securityholder, may sub-delegate its functions, authorities or powers under this clause 8.5 to all or any of its directors, officers or employees (jointly, severally or jointly and severally). 8.6 Binding effect of Scheme This Scheme binds PIHL and all of the Scheme Securityholders (including those who did not attend the Scheme Meeting, did not vote at that meeting, or voted against the Scheme) and, to the extent of any inconsistency, overrides the constitution of PIHL. 9 General 9.1 Stamp duty BIP will: (a) pay all stamp duty and any related fines and penalties in respect of this Scheme, the Trust Schemes and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under or in connection with this Scheme, the Trust Schemes and the Deed Poll; and (b) indemnify each Scheme Securityholder against any liability arising from failure to comply with clause 9.1. 9.2 Consent Each of the Scheme Securityholders consents to PIHL doing all things necessary or incidental to the implementation of this Scheme. Scheme of arrangement page 12

370 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement 9 General 9.3 Notices If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to PIHL, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at PIHL registered office or at the office of the PIHL Share Registrar. 9.4 Governing law (a) The Scheme is governed by the laws in force in New South Wales. (b) The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum. 9.5 Further action PIHL must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it. 9.6 No liability when acting in good faith Neither BIP, PIHL nor any of their respective directors, officers or secretaries will be liable for anything done or omitted to be done in the performance of or in connection with this Scheme or the Deed Poll in good faith. Scheme of arrangement page 13

SCHEME BOOKLET 371 ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation 1 Definitions The meanings of the terms used in this Scheme are set out below. Term Meaning ASIC the Australian Securities and Investments Commission. ASX ASX Limited ABN 98 008 624 691. BIP BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P. BIPL Brookfield Infrastructure Partners Limited, a Bermudan exempt limited company. BIP Interest a limited partnership interest in Brookfield Infrastructure Partners L.P.. BIP Register the register of BIP Interests maintained by BIPL or its agent. Business Day a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, New South Wales. CHESS the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd. Corporations Act the Corporations Act 2001 (Cth). Court the New South Wales Supreme Court or such other court of competent jurisdiction under the Corporations Act agreed to in writing by BIP and PIHL. Scheme of arrangement page 14

372 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation Term Meaning Deed Poll the deed poll substantially in the form of Attachment 1 under which BIP covenants in favour of the Scheme Securityholders to perform its obligations under this Scheme and the Trust Schemes Effective when used in relation to this Scheme and the Trust Schemes, all of the following events taking place: 1 the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to this Scheme; 2 the PIT Resolutions being passed and the PIT Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act; and 3 the PIT2 Resolutions being passed and the PIT2 Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act. Effective Date the date on which all of this Scheme and the Trust Schemes become Effective in accordance with section 411 of the Corporations Act. Effective Time the date and time at which all of this Scheme and the Trust Schemes become Effective. Election a valid election to participate in the Scheme Liquidity Facility in accordance with clause 5.2. Election Date 1 in respect of PIHL Shareholders who appear in the PIHL Share Register as at the Meeting Record Date and who continue to be named on the PIHL Share Register on the Record Date, the Meeting Record Date; and 2 in respect of all other PIHL Shareholders who appear in the PIHL Share Register as at the Record Date, the second Business Day after the Record Date, or any later date that PIHL and BIP agree to permit (either generally or in particular cases or classes of cases). End Date 31 December 2010 or such later date as may be agreed between PIHL and BIP in accordance with the Implementation Deed, which date will not be any later than the date 6 months after the date of the Implementation Deed. Excluded any Prime Stapled Securityholder who is BIP, BIP Bermuda Holdings IV Securityholder Limited, a Bermuda exempt limited company (registration number 43696) or a Subsidiary of BIP or any Prime Stapled Securityholder who holds any Prime Stapled Securities on behalf of, or for the benefit of BIP, BIP Bermuda Holdings IV Limited or a Subsidiary of BIP. Scheme of arrangement page 15

SCHEME BOOKLET 373 ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation Term Meaning Government Agency includes: 1 ASX or any other stock exchange on which the securities of any party are listed, the Australian Competition and Consumer Commission or ASIC; 2 a government or governmental, semi-governmental or judicial entity or authority; 3 a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; 4 any regulatory organisation established under statute; 5 the Foreign Investment Review Board; 6 the Australian Taxation Office; 7 the Foreign Investment Review Board of Australia; 8 the Overseas Investment Office of New Zealand; 9 the European Competition Commission; 10 the Committee on Foreign Investment in the United States; 11 the Federal Energy Regulatory Commission of the United States; and 12 the Federal Trade Commission and the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice of the United States. Guidance Note 15 Guidance Note 15: Listed Trusts and Managed Investment Scheme Mergers issued by the Takeovers Panel. Implementation Deed the implementation deed dated 23 August 2010 between PHIL, BIP and PIRE relating to the implementation of this Scheme and the Trust Schemes. Implementation Date the tenth Business Day following the Record Date or such later date specified by BIP to PIHL on not less than 3 Business Days’ notice, which date may not fall any later than the twentieth Business Day following the Second Court Date. Ineligible Foreign a Scheme Securityholder: Securityholder 1 whose address as shown in the Prime Registry at the Scheme Record Date is in any jurisdiction other than Australia and its external territories, New Zealand, Canada, the United States, United Kingdom or Hong Kong, unless BIP and PIHL determine otherwise in relation to the Scheme Securityholder; 2 whose address as shown in the Register as at the Scheme Record Date is in the United Kingdom (or who BIP and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in the United Kingdom) but is not, in BIP’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in Scheme of arrangement page 16

374 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation Term Meaning the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or 3 whose address as shown in the Register as at the Scheme Record Date is in Hong Kong (or who BIP and PIHL has reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Scheme Record Date is in Hong Kong) but is not, in BIP’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Liquidity Price US$17.02. Meeting Record Date 7.00pm (Sydney time) on the second Business Day before the date on which the Scheme Meeting is to be held. New BIP Interest a BIP Interest to be issued to a Scheme Securityholder (or to be issued, but for an Election by a Scheme Securityholder) under this Scheme and the Trust Schemes. Payment Date the day which is the fifth Business Day after the Implementation Date, or such later date not being more than ten Business Days after the Implementation Date as BIP and Prime agree. PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Share a fully paid ordinary share in PIHL, each of which is stapled to a unit in PIT and to a unit in PIT2. PIHL Share Register the register of members of PIHL, PIT and PIT2 maintained in accordance with clause 3.7 of PIHL’s constitution. PIHL Share Registrar Link Market Services Limited ACN 083 214 537. PIHL Scheme Shares all of PIHL Shares held by Scheme Securityholders at the Record Date. PIRE Prime Infrastructure RE Limited, as responsible entity for PIT and as responsible entity for PIT2. Scheme of arrangement page 17

SCHEME BOOKLET 375 ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation Term Meaning PIT Prime Infrastructure Trust ARSN 100 375 479. PIT Constitution the trust deed that established PIT dated 29 April 2002, as amended. PIT Resolutions resolutions of members of PIT approving: 1 the amendments to the PIT Constitution contained in the PIT Supplemental Deed; 2 PIRE implementing the PIT Scheme; and 3 the acquisition by BIP of fully paid ordinary units in PIT pursuant to the PIT Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Scheme Units from Scheme Securityholders facilitated by amendments to the PIT Constitution as set out in the PIT Supplemental Deed, subject to the requisite approval by PIT members. PIT Scheme Units all of the fully paid ordinary units in PIT held by Scheme Securityholders at the Record Date. PIT Supplemental a deed poll under which PIRE will amend the PIT Constitution, the form of Deed which is contained in Annexure B of the Implementation Deed, with any alterations or conditions approved in writing by PIRE and BIPL. PIT2 Prime Infrastructure Trust 2 ARSN 108 288 204. PIT2 Constitution the trust deed that established PIT2 dated 3 March 2004, as amended. PIT2 Resolutions resolutions of members of PIT2 approving: 1 the amendments to the PIT2 Constitution contained in the PIT2 Supplemental Deed; 2 PIRE implementing the PIT2 Scheme; and 3 the acquisition by BIP of fully paid ordinary units in PIT2 pursuant to the PIT2 Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT2 Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Scheme Units from Scheme Securityholders facilitated by amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed, subject to the requisite approval by PIT2 members. Scheme of arrangement page 18

376 PRIME INFRASTRUCTURE

ANNEXURE D
Scheme of Arrangement

Freehills Schedule 1 Definitions and interpretation

Term	Meaning
PIT2 Scheme Units	all of the fully paid ordinary units in PIT2 held by Scheme Securityholders at the Record Date.
PIT2 Supplemental Deed	a deed poll under which PIRE will amend the PIT2 Constitution, the form of which is as referred to in clause 4.9(c)(i) of the Implementation Deed, with any alterations or conditions approved in writing by PIRE and BIP.
Prime Stapled Securities	a PIHL Share stapled to a PIT Unit and a PIT2 Unit, in accordance with the provisions of the Stapling Deed and the PIHL Constitution, the PIT Constitution and the PIT2 Constitution.
Record Date	7.00pm on the fifth Business Day after the Effective Date.
Registered Address	in relation to a Scheme Securityholder, the address shown in the PIHL Share Register.
Related Bodies Corporate	has the meaning given in the Corporations Act.
Scheme	this scheme of arrangement subject to any alterations or conditions made or required by the Court and agreed to by PIHL and BIP.
Scheme Consideration	the consideration to be provided by BIP to the Scheme Securityholders in consideration for the transfer of the Scheme Securities to BIP pursuant to this Scheme (and the Trust Schemes), as provided for under clause 5.
Scheme Liquidity Facility	the sales facility described in clause 5.5.
Scheme Liquidity Facility Securityholders	Scheme Securityholders who have made a valid Election.
Scheme Meeting	the meeting convened by the Court at which PIHL Shareholders are to vote on this Scheme.
Scheme Sales Nominee	Credit Suisse Equities (Australia) Limited ABN 35 068 232 708, appointed to sell the New BIP Interests that are to be issued under clause 5 of this Scheme and the Trust Schemes.

Scheme of arrangement page 19

SCHEME BOOKLET 377 ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation Term Meaning Scheme Securities all Prime Stapled Securities held by the Scheme Securityholders as at the Record Date. Scheme a holder of PIHL Shares recorded in the PIHL Share Register as at the Securityholder Record Date (other than the Excluded Securityholder), also being a holder of fully paid ordinary units in PIT and PIT2 at that time. Scheme VWAP the volume weighted average price of BIP Interests: 4 traded on the New York Stock Exchange during the period of 20 trading days commencing on a date to be specified by BIP to Prime before the beginning of the period but which will be no later than the day falling 5 trading days prior to the Second Court Date; and 5 which is calculated by BIP. Second Court Date the date on which the Court makes an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard. Scheme Securities a duly completed and executed proper instrument of transfer in respect of the Transfer Scheme Securities for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Securities. Standard Facility a sale facility of the kind envisaged by section 619(3) of the Corporations Act, without any modification or exemption. Stapling Deed the stapling deed between PIHL and PIRE as responsible entity of PIT and PIT2 dated 20 November 2009. Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Trust Schemes the PIT Scheme and the PIT2 Scheme. Scheme of arrangement page 20

378 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation 2 Interpretation In this Scheme: (a) terms defined in clause 5.5 have the meanings given in that clause; (b) headings and bold type are for convenience only and do not affect the interpretation of this Scheme; (c) the singular includes the plural and the plural includes the singular; (d) words of any gender include all genders; (e) other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning; (f) a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual; (g) a reference to a clause, party, part, schedule, attachment or exhibit is a reference to a clause or part of, and a party, schedule, attachment or exhibit to, this Scheme; (h) a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them; (i) a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document; (j) a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency unless denominated otherwise; (k) a reference to any time is a reference to that time in Sydney, New South Wales; (l) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme; (m) a reference to a party to a document includes that party’s successors and permitted assignees; (n) no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision; (o) a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not: (1) which ceases to exist; or (2) whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions. Scheme of arrangement page 21

SCHEME BOOKLET 379 ANNEXURE D Scheme of Arrangement Schedule 1 Definitions and interpretation 3 Interpretation of inclusive expressions Specifying anything in this Scheme after the words ‘including’, ‘includes’ or ‘for example’ or similar expressions does not limit what else is included. 4 Business Day Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day. Scheme of arrangement page 22

380 PRIME INFRASTRUCTURE ANNEXURE D Scheme of Arrangement Attachment 1 Deed Poll Scheme of arrangement page 1

SCHEME BOOKLET 381 Annexure E. Deed Poll

382 PRIME INFRASTRUCTURE ANNEXURE E Deed Poll  Deed poll Date 23 September 2010 This deed poll is made by Brookfield Infrastructure Partners Limited in its capacity as general partner of Brookfield Infrastructure Partners L.P. of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda (BIP) in favour of PIHL, PIRE and each Scheme Securityholder Recitals 1 On 23 August 2010, PIHL, PIRE and BIP entered into the Implementation Deed. 2 In the Implementation Deed BIP agreed to enter into this deed poll. 3 BIP is entering into this deed poll for the purpose of covenanting in favour of PIHL, PIRE, and the Scheme Securityholders to perform its obligations under the Implementation Deed and take the actions contemplated by the Schemes, including the provision of the Scheme Consideration pursuant to the Schemes. This deed poll provides as follows: Deed poll page 1

SCHEME BOOKLET 383 ANNEXURE E Deed Poll 1 Definitions and interpretation 1 Definitions and interpretation 1.1 Definitions (a) In this deed poll: Term Meaning PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Scheme means the document dated on or about the date of this deed entitled “Scheme of Arrangement” in relation to the acquisition of all of the PIHL Shares (other than those held by the Excluded Securityholder) by BIP. Schemes means the PIHL Scheme, the PIT Scheme and the PIT2 Scheme. (b) Except as otherwise stated above or as the context otherwise requires, terms used in this deed poll have the meanings given in the PIHL Scheme. 1.2 Interpretation Clause 2 of the Schedule to the PIHL Scheme applies to the interpretation of this deed poll, with any necessary changes, unless the context makes it clear that a rule is not intended to apply. 1.3 Nature of deed poll BIP acknowledges that this deed poll may be relied on and enforced by PIHL, PIRE and each Scheme Securityholder in accordance with its terms even though they are not party to it. 2 Conditions to obligations 2.1 Conditions The obligations of BIP under this deed poll (other than clause 3) are subject to the Schemes becoming Effective. Deed poll page 2

384 PRIME INFRASTRUCTURE ANNEXURE E Deed Poll 3 Certificate in relation to conditions 2.2 Termination The obligations of BIP under this deed poll to PIHL, PIRE and the Scheme Securityholders will automatically terminate and the terms of this deed poll will be of no force or effect if: (a) the Schemes are not Effective by the End Date; or (b) the Schemes lapse and cease to be of effect in accordance with their terms. 2.3 Consequences of termination If the obligations of BIP under this deed poll are terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to PIHL, PIRE or Scheme Securityholders: (a) BIP is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and (b) PIHL, PIRE and each Scheme Securityholder retains the rights they have against BIP in respect of any breach of this deed poll by BIP which occurs before clause 2.2 takes effect. 3 Certificate in relation to conditions BIP must provide to the Court on the Second Court Date a certificate which is authorised by the board of BIPL (in its capacity as general partner of BIP) and signed by at least one duly authorised representative of BIPL (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.1(a) and 3.1(b) of the PIHL Scheme have been satisfied or waived in accordance with the terms of the Implementation Deed as at 8.00am on the Second Court Date. 4 Compliance with obligations under Schemes Subject to clause 2, BIP undertakes in favour of PIRE, PIHL and each Scheme Securityholder to: (a) do all those things that it is required to do under each of the Schemes; (b) in consideration for the transfer to BIP of the Scheme Securities, provide the Scheme Consideration to each Scheme Securityholder in accordance with the terms of the Schemes; (c) undertake all other actions attributed to it under the Schemes, subject to and in accordance with the provisions of the Schemes. Deed poll page 3

SCHEME BOOKLET 385 ANNEXURE E Deed Poll 5 Warranties 5 Warranties BIP represents and warrants in respect of itself that: (a) BIPL is incorporated and existing and in compliance under the laws of the place of its incorporation and BIP is formed and existing and in good standing as an exempted limited partnership under the laws of Bermuda; (b) the execution and delivery of this deed poll by BIP has been properly authorised by all necessary corporate action; (c) BIPL has full corporate power and lawful authority to execute and deliver this deed poll and to consummate and perform or cause to be performed its obligations under this deed poll in accordance with its terms; (d) (subject to the laws generally affecting creditors’ rights and the principles of equity) this deed poll constitutes legal, valid and binding obligations on BIP and execution of this deed will not result in a breach of or default under BIP’s (or BIPL’s) memorandum of association, bye-laws, partnership agreement or other constituting documents (as appropriate) or any agreement or deed or writ, order, decree or injunction, rule or regulation to which BIP (or BIP2), or any of their respective Subsidiaries is a party or to which they are bound or require any notification, consent or approval, authorisation, permit or ruling from any Government Agency; and (e) the BIP Interests will be properly issued by BIP as consideration for Prime Stapled Securities acquired under the Schemes. 6 Continuing obligations This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until: (a) BIP has fully performed its obligations under this deed poll; or (b) the earlier termination of this deed poll under clause 2.2. 7 General 7.1 Stamp duty BIP will: (a) pay all stamp duty and any related fines and penalties in respect of the Schemes and this deed poll, the performance of this deed poll and each transaction effected by or made under the Schemes and this deed poll; and (b) indemnify PIHL, PIRE and each Scheme Securityholder against any liability arising from failure to comply with clause 7.1(a). Deed poll page 4

386 PRIME INFRASTRUCTURE ANNEXURE E Deed Poll 7 General 7.2 Governing law and jurisdiction (a) This deed poll is governed by the law in force in New South Wales. (b) BIP irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. BIP irrevocably submits irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum. 7.3 Waiver BIP may not rely on the words or conduct of PIHL, PIRE or any Scheme Securityholder as a waiver of any right unless the waiver is in writing and signed by the person granting the waiver. 7.4 Variation A provision in this deed poll may only be varied by BIP if: (a) the variation is agreed to by PIHL and PIRE where such agreement may be given or withheld without reference to or approval by any Scheme Securityholder being required; and (b) the Court indicates that the amendment would not of itself preclude approval of the PIHL Scheme or provision of any judicial advice in relation to the Trust Schemes, in which event, BIP will enter into a further deed poll in favour of PIHL, PIRE and the Scheme Securityholders giving effect to any such amendment. 7.5 Cumulative rights The rights, powers and remedies of BIP, PIHL, PIRE and the Scheme Securityholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll. 7.6 Assignment (a) The rights and obligations created by this deed poll are personal to BIP, PIHL, PIRE and each Scheme Securityholder. They cannot be assigned, encumbered or otherwise dealt with at law or in equity without the prior written consent of PIHL and PIRE. (b) Any purported dealing in contravention of clause 7.6(a) is invalid. 7.7 Further action BIP must, at its own expense, do all things and execute all documents necessary to give effect to this deed poll. Deed poll page 5

SCHEME BOOKLET Attachment 1 ANNEXURE E Deed Poll PIHL Scheme Deed poll page 6

ANNEXURE E Deed Poll 388 PRIME INFRASTRUCTURE Attachment 2 PIT Supplemental Deed Attachment 2 PIT Supplemental Deed Scheme of arrangement - deed poll page 7

SCHEME BOOKLET 389 ANNEXURE E Deed Poll PIT2 Supplemental Deed Attachment 3 PIT2 Supplemental Deed Scheme of arrangement - deed poll page 8

ANNEXURE E Deed Poll 390 PRIME INFRASTRUCTURE Signing page Executed as a deed poll EXECUTED for and on behalf of ) BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general ) partner BROOKFIELD ) INFRASTRUCTURE PARTNERS ) Representative’s signature LIMITED, by its duly authorised representatives in the presence of: ) ) ) ) Representative’s office Witness’ signature ) ) ) ) Representative’s full name Witness’ office ) ) ) Representative’s signature ) Witness’ full name ) ) ) Representative’s office Representative’s full name Deed poll page 9

SCHEME BOOKLET 391 Annexure F. PIT Supplemental Deed

392 PRIME INFRASTRUCTURE

ANNEXURE F
PIT Supplemental Deed

Deed

Prime Infrastructure RE Limited
ACN 099 717 638

Constitution of Prime Infrastructure Trust Amending Deed

Freehills

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4227 Sydney NSW 2001 Australia

Sydney Melbourne Perth Brisbane Singapore

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney

Correspondent offices in Hanoi Ho Chi Minh City Jakarta

ANNEXURE F PIT Supplemental Deed SCHEME BOOKLET 393 Contents Table of contents 1 Definitions and interpretation 3 1.1 Definitions 3 1.2 Interpretation 5 1.3 Interpretation of inclusive expressions 6 1.4 Business Day 6 2 Operation of this deed 6 3 Amendment of the Trust Deed 7 3.1 Amendment 7 3.2 Binding conditions 7 4 Governing law and jurisdiction 7 Signing page 8 Schedule A — New Part 23 of the Trust Deed 9 23.5 Scheme Securityholders’ agreements and warranties 12 23.6 Title to and rights in Scheme Securities 12 23.7 Appointment of sole proxy 13 23.8 Authority given to PIHL 13 23.9 Fractional entitlements, splitting and anti-manipulation 13 23.9 Quotation of Stapled Securities and Status of New BIP Interests 15 23.10 Binding effect of this Part 15 23.11 Consent 16 23.12 Further action 16 Contents 1

ANNEXURE F PIT Supplemental Deed 394 PRIME INFRASTRUCTURE Constitution of Prime Infrastructure Trust Amending Deed Date > Trustee Prime Infrastructure RE Limited ACN 099 717 638 of Level 26, 135 King Street, Sydney, New South Wales. Recitals 1 The Prime Infrastructure Trust ARSN 100 375 479 (PIT) is governed by a trust deed dated 29 April 2002 as amended from time to time (Trust Deed) and lodged with the Australian Securities and Investments Commission. 2 The Trust is registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001. The constitution of the Trust is contained in the Trust Deed. 3 The Constitution was amended by deeds dated 3 May 2002, 8 July 2003, 5 November 2003, 13 September 2004, 24 February 2005, 9 March 2005, 27 April 2005, 16 May 2005, 1 July 2005, 17 August 2007, 8 October 2009 and 19 November 2009 and resolutions of Unitholders on 14 October 2003, 5 November 2008 and 16 November 2009. 4 As at 24 September 2010, there are 351,776,795 Units on issue. Each Unit is Stapled to one PIHL Share and one PIT2 Unit, and they trade together as a Stapled Security on ASX. 5 Brookfield Infrastructure Partners L.P. is a Bermudan limited partnership and its BIP Interests trade on the New York Stock Exchange and the Toronto Stock Exchange. 6 BIPL is an unlisted exempted limited company incorporated in Bermuda and is the general partner of Brookfield Infrastructure Partners L.P. BIPL as the general partner of Brookfield Infrastructure Partners L.P. will acquire the Scheme Securities under the Schemes. 7 The Trustee, PIHL and BIP have agreed, by executing the Implementation Deed, to implement the PIHL Scheme and the Trust Schemes. 8 The Trust Deed must be amended in the manner set out in this amending deed to facilitate the PIT Scheme. 9 Section 601GC(1)(a) of the Corporations Act 2001 provides that the Trust Deed may be modified by special resolution of the Unitholders. 10 At a meeting of Unitholders held on 4 November 2010, page 1

SCHEME BOOKLET 395 ANNEXURE F PIT Supplemental Deed Unitholders approved the PIT Resolutions, including a special resolution to make the amendments to the Trust Deed contained in this deed. This deed witnesses as follows: page 2

ANNEXURE F PIT Supplementel Deed 396 PRIME INFRASTRUCTURE Freehills 1 Definitions and interpretation 1.1 Definitions (a) A word or phrase (except as otherwise provided in this deed) defined in the Trust Deed has the same meaning when used in this amending deed. (b) The meanings of the terms used in this deed are set out below. Term Meaning ASX ASX Limited ABN 98 008 624 691. BIP BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P. BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIPL Brookfield Infrastructure Partners Limited, a Bermudan exempt limited company. BIP Interest a limited partnership interest in Brookfield Infrastructure Partners L.P. Corporations Act the Corporations Act 2001 (Cth). Effective Date is the date on which a copy of this amending deed is lodged with ASIC under section 601GC(2) of the Corporations Act 2001. Excluded any holder of Stapled Securities who is BIP, BIP IV or a Subsidiary Securityholder of BIP or any holder of Stapled Securities who holds any Stapled Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP. Guidance Note 15 Guidance Note 15: Listed Trusts and Managed Investment Scheme Mergers issued by the Takeovers Panel. Implementation Deed the implementation deed dated 23 August 2010 between PIHL, the Trustee (as responsible entity of the Trust and of PIT2) and BIP page 3

SCHEME BOOKLET 397 Freehills ANNEXURE F PIT Supplementel Deed relating to the implementation of the Schemes. PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Scheme the scheme of arrangement proposed between PIHL and the holders of PIHL Shares subject to any alterations or conditions made or required by the Court and agreed to by PIHL and BIP. PIHL Share a fully paid ordinary share in PIHL, each of which is Stapled to a Unit and to a PIT2 Unit. PIT Resolutions resolutions of members of PIT approving: 1 the amendments to the Trust Deed contained in this deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT pursuant to the PIT Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Scheme Units from Scheme Securityholders in accordance with the Trust Deed as amended by this deed. PIT Scheme Unit all of the Units held by Scheme Securityholders at the Record Date. PIT2 Prime Infrastructure Trust 2 ARSN 108 288 204. PIT2 Constitution the trust deed that established PIT2 dated 3 March 2004, as amended. PIT2 Resolutions resolutions of members of PIT2 approving: 1 the amendments to the PIT2 Constitution contained in the PIT2 Supplemental Deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT2 pursuant to the PIT2 Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT2 Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Scheme Units from Scheme Securityholders in accordance with the PIT2 Constitution. PIT2 Scheme Unit all of the PIT2 Units held by Scheme Securityholders at the Record Date. page 4

ANNEXURE F PIT Supplemental Deed 398 PRIME INFRASTRUCTURE Freehills PIT2 Supplemental Deed a deed poll under which the Trustee will effect the amendment of the PIT2 Constitution, the form of which is contained in Annexure B of the Implementation Deed, with any alterations or conditions approved in writing by the Trustee in its capacity as the responsible entity of PIT2 and BIP. PIT2 Unit an undivided interest in PIT2. Record Date 7.00pm on the fifth Business Day after the Effective Date. Schemes the Trust Schemes and the PIHL Scheme. Scheme a Unitholder recorded in the Register as at the Record Date (other Securityholder than the Excluded Securityholder), also being a holder of a Stapled PIHL Share and PIT2 Unit at that time. Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Trust Schemes the PIT Scheme and the PIT2 Scheme. Trust Scheme Resolutions the PIT Resolutions and the PIT2 Resolutions. 1.2 Interpretation In this deed: (a) headings and bold type are for convenience only and do not affect the interpretation of this deed; (b) the singular includes the plural and the plural includes the singular; (c) words of any gender include all genders; page 5

SCHEME BOOKLET 399 ANNEXURE F PIT Supplemental Deed Freehills (d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning; (e) a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual; (f) a reference to a clause, party, part, schedule, attachment or exhibit is a reference to a clause or part of, and a party, schedule, attachment or exhibit to, this deed; (g) a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them; (h) a reference to a document (including this deed) includes all amendments or supplements to, or replacements or novations of, that document; (i) a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency unless denominated otherwise; (j) a reference to any time is a reference to that time in Sydney, New South Wales; (k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this deed; (l) a reference to a party to a document includes that party’s successors and permitted assignees; (m) no provision of this deed will be construed adversely to a party because that party was responsible for the preparation of this deed or that provision; (n) a reference to a body, other than a party to this deed (including an institute, association or authority), whether statutory or not: (1) which ceases to exist; or (2) whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions. 1.3 Interpretation of inclusive expressions Specifying anything in this deed after the words ‘including’, ‘includes’ or ‘for example’ or similar expressions does not limit what else is included. 1.4 Business Day Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day. 2 Operation of this deed Clause 3 of this deed shall take effect on and from the Effective Date. page 6

400 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills 3 Amendment of the Trust Deed 3.1 Amendment (a) The Trust Deed as it applies to the Trust is amended (except for clause 2.1 (Trustee) and clause 2.3 (Vesting of Assets in Trustee), which are not amended or affected by this deed in any way) by: (1) inserting as a new Part 23 the text contained in Schedule A; and (2) amending the definitions in clause 1.1 as set out in Schedule B, including replacing any existing definition with the definition as set out in Schedule B. (b) The Trustee confirms that clauses 2.1 and 2.3 of the Trust Deed are not replaced, amended or otherwise affected in any way by this deed. (c) The Trust Deed as it applies to the Trust and as amended by this deed is the constitution of the Trust. 3.2 Binding conditions This deed is binding on the Trustee, each Unitholder and any other person claiming through any of them as if each was a party to this deed. 4 Governing law and jurisdiction This deed is governed by the law of New South Wales. page 7

SCHEME BOOKLET 401 ANNEXURE F PIT Supplemental Deed Freehills Signing page Executed as a deed Signed sealed and delivered for Prime Infrastructure RE Limited by its attorney sign here Attorney print name in the presence of sign here Witness print name page 8

402 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills Schedule A – New Part 23 of the Trust Deed 23 PIT Scheme 23.1 Determination of Scheme Securityholders To establish the identity and addresses of the Scheme Securityholders, dealings in Stapled Securities and other alterations to the Stapled Security Register will only be recognised if: (a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Stapled Security Register as the holder of the relevant Stapled Securities on or before the Record Date; and (b) in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of those alterations, are received on or before the Record Date at the place where the Stapled Security Register is kept, and the Trustee will not accept for registration, nor recognise for the purpose of establishing the identity and addresses of persons who are Scheme Securityholders, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form (except a transfer to BIP pursuant to the Schemes or any subsequent transfer by BIP or its successors in title). 23.2 Register (a) The Trustee must register registrable transmission applications or transfers of Stapled Securities in accordance with clause 23.1(b) by, or as soon as practicable after, the Record Date; provided that, for the avoidance of doubt but subject to the Listing Rules, nothing in this clause 23.2(a) requires the Trustee to register a transfer that would result in a Unitholder holding a parcel of Stapled Securities that is less than a ‘marketable parcel’ (as defined in the Market Rules of the ASX). The persons shown in the Stapled Security Register, and the number of Stapled Securities shown as being held by them, after registration of those transfers and transmission applications will be taken to be the Scheme Securityholders, and the number of Stapled Securities held by them, as at the Record Date. (b) If the PIT Scheme becomes Effective, a holder of Scheme Securities (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Securities or any interest in them after the Record Date (except a transfer to BIP pursuant to the Schemes or any subsequent transfer by BIP or its succesors in title). (c) For the purpose of determining entitlements to the Scheme Consideration, the Trustee must maintain the Stapled Security Register in accordance with the provisions of this clause 23.2 until the Scheme Consideration has been paid to the Scheme Securityholders. The Stapled Securityholder Register in this form will solely determine entitlements to the Scheme Consideration. (d) All statements of holding for Stapled Securities (other than statements of holding in favour of an Excluded Securityholder) will cease to have effect after the Record Date as documents of title in respect of those Stapled Securities and, as from that date and time, each entry current at that date on the Stapled page 9

SCHEME BOOKLET 403 ANNEXURE F PIT Supplemental Deed Freehills Security Register (other than entries in respect of an Excluded Securityholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Stapled Securities relating to that entry. (e) As soon as possible on or after the Record Date, and in any event within one Business Day after the Record Date, the Trustee will ensure that details of: (1) the names, Registered Addresses and holdings of Stapled Securities for each Scheme Securityholder as shown in the Stapled Security Register as at the Record Date; and (2) the Election (if any) of each Scheme Securityholder, are available to BIP in the form BIP reasonably requires. 23.3 Scheme Consideration (a) From the Effective Time, each Scheme Securityholder, other than Ineligible Foreign Securityholders, will be entitled to: (1) receive 0.24 New BIP Interests for every 1 Scheme Security; or (2) make an Election to participate in the Scheme Liquidity Facility under clause 23.3(c) in respect of up to 4,000 of the New BIP Interests which they would otherwise be entitled to receive for their Scheme Securities under clause 23.3(a)(1), and also receive 0.24 New BIP Interests for every 1 Scheme Security in respect of any balance of their Scheme Securities. (b) Ineligible Foreign Securityholders will not be entitled to receive New BIP Interests or elect to participate in the Scheme Liquidity Facility and, if the Scheme becomes Effective, will receive cash for their Scheme Securities in accordance with clause 5.5 of the PIHL Scheme. (c) A Scheme Securityholder (other than an Ineligible Foreign Securityholder) may make an Election to participate in the Scheme Liquidity Facility by completing the election form which accompanies the Scheme Booklet and returning it to the address specified in the election form so that it is received by no later than 7.00 pm on the Election Date. (d) Any Scheme Securityholder who has not made a valid Election in accordance with clause 23.3(c) is, for the purpose of this Part 23, taken to have validly elected not to participate in the Scheme Liquidity Facility. (e) In consideration for the transfer of the Scheme Securities to BIP, BIP must, subject to clause 23.9: (1) on the Implementation Date, issue the New BIP Interests to which each Scheme Securityholder is entitled as Scheme Consideration to the Scheme Securityholders (excluding any New BIP Interests that a Scheme Securityholder has Elected to sell into the Scheme Liquidity Facility); (2) on the Implementation Date, enter the name and address of each Scheme Securityholder (other than an Ineligible Foreign Securityholder) in the BIP Register in respect of the New BIP Interests to which the Scheme Securityholder is entitled under this Part 23 (excluding any New BIP Interests that a Scheme Securityholder has Elected to sell into the Scheme Liquidity Facility); and page 10

404 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills (3) as soon as practicable after the Implementation Date, send a certificate or holding statement (or equivalent document) to the Registered Address of each Scheme Securityholder (other than an Ineligible Foreign Securityholder) representing the number of New BIP Interests issued to the Scheme Securityholder pursuant to the Schemes. (f) On the Payment Date, subject to receipt of the amounts provided for in clause 5.5(a)(5) of the PIHL Scheme, PIHL must cause the Registrar to pay to: (1) each Scheme Securityholder that is an Ineligible Foreign Securityholder, an amount determined in accordance with clause 5.5(a)(5)(B) for its Scheme Securities; and (2) each Scheme Securityholder (other than an Ineligible Foreign Securityholder) that has validity made an Election, an amount determined in accordance with clause 5.5(a)(5)(A) in part consideration for its Scheme Securities. The amounts referred to in this clause 23.3(f) must be paid by electronic transfer to the account of the Scheme Securityholder with the bank or other financial institution nominated by them for receipt of distributions on their Stapled Securities (if any) or by sending a cheque drawn in Australian currency on the Payment Date to each Scheme Securityholder by pre-paid airmail or ordinary post to their address recorded in the Stapled Security Register on the Record Date (subject to clause 23.3(h)). (g) The obligations of BIP to issue New BIP Interests to which a Scheme Securityholder is entitled as Scheme Consideration will be satisfied by BIP complying with its obligations under the PIHL Scheme and the Deed Poll. (h) In the case of Scheme Securities held in joint names: (1) the New BIP Interests to be issued as Scheme Consideration must be issued to and registered in the names of the joint holders; (2) any cheque required to be sent will be made payable to the joint holders and sent to the holder whose name appears first in the Stapled Security Register as at the Record Date; and (3) any other document required to be sent in connection with this Part, will be forwarded to the holder whose name appears first in the Stapled Security Register as at the Record Date. 23.4 Transfer of PIT Scheme Units On the Implementation Date: (a) subject to the provision of the Scheme Consideration in the manner contemplated by clause 23.3, the PIT Scheme Units, together with all rights and entitlements attaching to the PIT Scheme Units as at the Implementation Date, will be transferred to BIP at the same time as the transfer to it of the PIHL Scheme Shares and PIT2 Scheme Units to which those PIT Scheme Units are Stapled, without the need for any further act by any Scheme Securityholder (other than acts performed by the Trustee as attorney and agent for Scheme Securityholders under clause 23.8 or by any sub-delegate of the Trustee appointed under clause 23.8), in the case of the PIT Scheme Units by: page 11

SCHEME BOOKLET 405 ANNEXURE F PIT Supplemental Deed Freehills (1) the Trustee or its sub-delegate delivering to BIP a duly completed Scheme Securities Transfer, executed on behalf of the Scheme Securityholders by PIHL, for registration; and (2) BIP duly executing the Scheme Securities Transfer and delivering it to the Trustee for registration; and (b) as soon as possible following receipt of the Scheme Securities Transfer, in accordance with clause 23.4(a)(2), the Trustee must enter, or procure the entry of, the name of BIP in the Stapled Security Register in respect of all the PIT Scheme Units. 23.5 Scheme Securityholders’ agreements and warranties (a) Each Scheme Securityholder: (1) agrees to the transfer of their PIT Scheme Units together with all rights and entitlements attaching to those PIT Scheme Units in accordance with this Part 23 and agrees to any variation, cancellation or modification of their rights constituted by or resulting from this Part 23; and (2) acknowledges that this Part 23 binds the Trustee and all Scheme Securityholders (including those who did not attend the PIT Scheme Meeting, did not vote at that meeting, or voted against the PIT Scheme Resolutions) and, to the extent of any inconsistency, overrides any other part of this Trust Deed. (b) Each Scheme Securityholder is taken to have warranted to the Trustee, PIHL and BIP, and appointed and authorised the Trustee as its attorney and agent to warrant to BIP, that all their Scheme Securities (including any rights and entitlements attaching to them) which are transferred under this Part 23 will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind (other than that the securities comprising the Scheme Securities must be transferred together), and that they have full power and capacity to sell and to transfer their Scheme Securities to BIP under the Schemes together with any rights attaching to them. The Trustee will provide such warranty to BIP as agent and attorney of each Scheme Securityholder. 23.6 Title to and rights in Scheme Securities (a) To the extent permitted by law, the Scheme Securities transferred under this Part 23 will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. (b) BIP will be beneficially entitled to the Scheme Securities transferred to it under this Part 23 pending registration by the Trustee of BIP in the Stapled Security Register as the holder of the Scheme Securities. page 12

406 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills 23.7 Appointment of sole proxy From the Effective Time, and until the Trustee registers BIP as the holder of all Scheme Securities in the Stapled Security Register, each Scheme Securityholder: (a) is deemed to have appointed BIP as attorney and agent (and directed BIP in each such capacity) to appoint any director, officer, secretary or agent nominated by BIP as its sole proxy and, where applicable or appropriate, corporate representative to attend Unitholder meetings, exercise the votes attaching to the Scheme Securities registered in their name and sign any Unitholder resolution; (b) no Scheme Securityholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 23.7); and (c) must take all other actions in the capacity of a registered holder of Scheme Securities as BIP reasonably directs. 23.8 Authority given to the Trustee From the Effective Time, each Scheme Securityholder, without the need for any further act, irrevocably appoints the Trustee and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of: (a) enforcing the Deed Poll against BIP; (b) executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Part 23, the PIT2 Scheme and the PIHL Scheme and the transactions contemplated by them, including (without limitation) executing the Scheme Securities Transfer; and (c) providing its tax file number or Australian Business Number to BIP (to the extent that the Trustee is aware of this number). The Trustee as attorney and agent of each Scheme Securityholder, may sub-delegate its functions, authorities or powers under this clause 23.8 to all or any of its directors, officers or employees (jointly, severally or jointly and severally) or to PIHL and all or any of its directors, officers or employees (jointly, severally or jointly and severally). 23.9 Fractional entitlements, splitting and anti-manipulation (a) Subject to the following provisions, where the calculation of the number of New BIP Interests to be issued to a particular Scheme Securityholder would result in the issue of a fraction of a New BIP Interest, the fractional entitlement will: (1) where the entitlement is to half a New BIP Interest or more, be rounded up to the nearest whole number of New BIP Interests; and (2) where the entitlement is to less than half a New BIP Interest, be rounded down to the nearest whole number of New BIP Interests. (b) If BIPL and the Trustee are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain, or which provides, an advantage by reference to the rounding page 13

SCHEME BOOKLET 407 ANNEXURE F PIT Supplemental Deed Freehills provided for in the calculation of each Scheme Securityholder’s entitlement to the Scheme Consideration, BIP and the Trustee may give notice to those Scheme Securityholders: (1) setting out the names and Registered Addresses of all of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of this Part 23, be taken to hold all those Scheme Securities and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of this Part, be taken to hold no Scheme Securities. (c) If BIP and the Trustee are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain, or which provides, an advantage by reference to the maximum cap applied to the size of an Election to participate in the Scheme Liquidity Facility, BIP and the Trustee may give notice to those Scheme Securityholders: (1) setting out the name and Registered Address of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of this Part 23, be taken to hold all those Scheme Securities (and to have made an Election up to the maximum cap) and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of this Part, be taken to hold no Scheme Securities. (d) If BIP and the Trustee are of the opinion that a Scheme Securityholder or other person has, before the Record Date: (1) been party to an arrangement resulting in a change in the Registered Address of the Scheme Securityholder to a jurisdiction so as to make that Scheme Securityholder (the “relevant Scheme Securityholder”) an Ineligible Foreign Securityholder or a transfer of Scheme Securities by the person to a person (also the “relevant Scheme Securityholder”) who would be an Ineligible Foreign Securityholder; (2) in circumstances where BIP and the Trustee are of the opinion that the arrangement or transfer was undertaken to achieve that result in order to maximise the cash consideration payable to the relevant Scheme Securityholders, BIP and the Trustee may give notice to the relevant Scheme Securityholder: page 14

408 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills (3) setting out the name of the relevant Scheme Securityholder and the other persons involved; (4) stating that opinion; and (5) stating what, in its opinion, would have been the holdings and Registered Addresses at which the Scheme Securities held by the relevant Scheme Securityholder would have been held had the arrangement or transfer not been undertaken, and after the notice has been so given, the Scheme Securities held by the relevant Scheme Securityholder shall be taken to be held in the holdings and Registered Addresses specified in notice. 23.10 Quotation of Stapled Securities and Status of New BIP Interests (a) The Trustee will apply to ASX to suspend trading on the ASX in Stapled Securities with effect from the close of trading on the Effective Date. (b) On a date after the Implementation Date to be determined by BIP, the Trustee will apply: (1) for termination of the official quotation of Stapled Securities on the ASX; and (2) to have the Trust removed from the official list of the ASX. (c) Subject to the Schemes becoming Effective, BIP must: (1) issue the New BIP Interests required to be issued by it under the Schemes on terms such that each such New BIP Interest will rank equally in all respects with each existing BIP Interest; and (2) ensure that each such New BIP Interests is duly and validly issued in accordance with all applicable laws and BIP’s constituent documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest; and (3) use all reasonable endeavours to ensure that such New BIP Interests are, by no later than the Implementation Date, quoted for trading on the New York Stock Exchange and Toronto Stock Exchange. 23.11 Binding effect of this Part From the Effective Time: (a) this Part 23 binds the Trustee and all of the present and future Unitholders (including those who did not attend the PIT Scheme Meeting, did not vote at that meeting, or voted against the PIT Resolutions) and, to the extent of any inconsistency, overrides any other part of this deed; (b) the Trustee and, so far as is relevant, the Unitholders, must give effect to the PIT Scheme in accordance with its terms; (c) without limiting clause 7.2 and subject to section 601GA(2) of the Corporations Act, the Trustee shall not have any liability of any nature to Unitholders beyond the assets of the Trust out of which the Trustee is actually indemnified arising page 15

SCHEME BOOKLET 409 ANNEXURE F PIT Supplemental Deed Freehills directly or indirectly from the Trustee doing or refraining from any act, matter or thing pursuant to or in connection with the PIT Scheme; and (d) the Trustee may amend the terms of the PIT Scheme if such amendment is not inconsistent with the approval given by Unitholders under the PIT Resolutions and this Part 23 shall apply to the PIT Scheme as amended. 23.12 Consent Each of the Scheme Securityholders consents to the Trustee doing all things necessary or incidental to the implementation of the Schemes. 23.13 Further action The Trustee must do all things and execute all documents necessary to give full effect to the Schemes and the transactions contemplated by them. page 16

410 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills Schedule B – Amendments to clause 1.1 of the Trust Deed The following new definitions are inserted into the definitions contained in clause 1.1 of the Trust Deed in alphabetical order having regard to the existing definitions: Term Meaning BIP BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P. BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIPL Brookfield Infrastructure Partners Limited, a Bermudan exempt limited company. BIP Interest a limited partnership interest in Brookfield Infrastructure Partners L.P. BIP Prospectus a prospectus to be prepared in connection with the issue of BIP Interests by BIP to Scheme Securityholders under the Schemes which complies with the provisions of the Corporations Act. BIP Register the register of BIP Interests maintained by BIPL or its agent. Business Day a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, New South Wales. CHESS the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd. Corporations means the Corporations Regulations 2001 (Cwlth). Regulations Court the New South Wales Supreme Court or such other court of competent jurisdiction under the Corporations Act agreed to in writing by BIP and the Trustee. Deed Poll the deed poll in the form of Attachment 1 to the PIHL Scheme under which BIP covenants in favour of the Scheme Securityholders to perform its obligations under the Schemes. page 17

SCHEME BOOKLET 411 ANNEXURE F PIT Supplemental Deed Freehills Term Meaning Effective when used in relation to the Schemes, all of the following events taking place: 1 the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to the PIHL Scheme; 2 the PIT Resolutions being passed and the PIT Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act; and 3 the PIT2 Resolutions being passed and the PIT2 Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act. Effective Date the date on which all of the Schemes become Effective. Effective Time the date and time at which all of the Schemes become Effective. Election a valid election to participate in the Scheme Liquidity Facility in accordance with clause 23.3(c). Election Date 1 in respect of Scheme Securityholders who appear in the Stapled Security Register as at the Meeting Record Date and who continue to be named on the register on the Record Date, the Meeting Record Date; and 2 in respect of all other Scheme Securityholders who appear in the Stapled Security Register as at the Record Date, the second Business Day after the Record Date, or any later date that PIHL and BIPL agree to permit (either generally or in particular cases or classes of cases). Encumbrance any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement having the same effect. End Date 31 December 2010 or such later date as may be agreed between the parties, which date will not be any later than the date 6 months after the date of the Implementation Deed. Excluded any holder of Stapled Securities who is BIP, BIP IV or a Subsidiary of BIP or Securityholder any holder of Stapled Securities who holds any Stapled Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP. Government Agency includes: 1 ASX or any other stock exchange on which the securities of any party are listed, the Australian Competition and Consumer Commission or ASIC; 2 a government or governmental, semi-governmental or judicial entity or authority; Page 18

412 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills Term Meaning 3 a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; 4 any regulatory organisation established under statute; 5 the Foreign Investment Review Board; 6 the Australian Taxation Office; 7 the Foreign Investment Review Board of Australia; 8 the Overseas Investment Office of New Zealand; 9 the European Competition Commission; 10 the Committee on Foreign Investment in the United States; 11 the Federal Energy Regulatory Commission of the United States; and 12 the Federal Trade Commission and the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice of the United States. Guidance Note 15 Guidance Note 15: Listed Trusts and Managed Investment Scheme Mergers issued by the Takeovers Panel. Implementation Deed the implementation deed dated 23 August 2010 between PIHL, the Trustee and BIP relating to the implementation of the Schemes. Implementation Date the tenth Business Day following the Record Date or such later date specified by BIP to the Trustee on not less than 3 Business Days’ notice, which date may not fall any later than the twentieth Business Day following the Second Court Date Ineligible Foreign a Scheme Securityholder: Securityholder 1 whose address as shown in the Stapled Security Register as at the Record Date is in any jurisdiction other than Australia, New Zealand, United States, Canada, United Kingdom or Hong Kong, unless BIPL and PIHL determine otherwise in relation to the Scheme Securityholder. 2 whose address as shown in the Stapled Security Register as at the Record Date is in the United Kingdom (or who BIPL and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Record Date is in the United Kingdom) but is not, in BIPL’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or 3 whose address as shown in the Stapled Security Register as at the Record Date is in Hong Kong (or who BIPL and PIHL have reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address as at the Record Date is in Hong Kong) but is not, page 19

SCHEME BOOKLET 413 ANNEXURE F PIT Supplemental Deed Freehills Term Meaning in BIPL’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Meeting Record Date 7.00pm (Sydney time) on the second Business Day before the date on which the Scheme Meetings are to be held. New BIP Interest a BIP Interest to be issued to a Scheme Securityholder under the Schemes. Payment Date the day which is the fifth Business Day after the Implementation Date or such later date not being more than ten Business Days after the Implementation Date as BIP and the Trustee agree. PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Scheme the scheme of arrangement proposed between PIHL and the holders of PIHL Shares which is the subject of a Court Order made under section 411(4)(b) of the Corporations Act. PIHL Scheme Shares all of the PIHL Shares held by Scheme Securityholders at the Record Date. PIHL Share a fully paid ordinary share in PIHL, each of which is Stapled to a Unit and to PIT2 Unit. PIT Resolutions resolutions of members of PIT approving: 1 the amendments to this deed contained in the PIT Supplemental Deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT pursuant to the PIT Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Scheme Units from Scheme Securityholders in accordance with Part 23. PIT Scheme Meeting the meeting at which Unitholders will vote on the PIT Resolutions. PIT Scheme Units all of the Units held by Scheme Securityholders at the Record Date. PIT Supplemental the deed poll under which the Trustee effects the amendment of the Trust page 20

414 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Freehills Term Meaning Deed Deed to enable the PIT Scheme. PIT2 Prime Infrastructure Trust 2 ARSN 108 288 204. PIT2 Constitution the trust deed that established PIT2 dated 3 March 2004, as amended. PIT2 Resolutions resolutions of members of PIT2 approving: 1 the amendments to the PIT2 Constitution contained in the PIT2 Supplemental Deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT2 pursuant to the PIT2 Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT2 Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Scheme Units from Scheme Securityholders facilitated by amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed, subject to the requisite approval by PIT2 members. PIT2 Scheme Meeting the meeting at which Scheme Securityholders will vote on the PIT2 Resolutions. PIT2 Scheme Units all of the PIT2 Units held by Scheme Securityholders at the Record Date. PIT2 Supplemental the deed poll under which the Trustee in its capacity as the responsible entity Deed of PIT2 effects the amendment of the PIT2 Constitution to enable the PIT2 Scheme. PIT2 Unit an undivided interest in PIT2. Prime means together PIHL, the Trust and PIT (acting through their responsible entity, the Trustee), or any of them as the context requires. Record Date 7.00pm on the fifth Business Day after the Effective Date. Registrar Link Market Services Limited ACN 083 214 537. Registered Address in relation to a Scheme Securityholder, the address shown in the Stapled Security Register. page 21

SCHEME BOOKLET 415

ANNEXURE F
PIT Supplemental Deed

Freehills

Term	Meaning
Related Bodies Corporate	has the meaning given in the Corporations Act.
Schemes	the Trust Schemes and the PIHL Scheme.
Scheme Booklet	in respect of the Schemes, the information booklet to be approved by the Court and despatched to Scheme Securityholders which will: (a) include the PIHL Scheme, an explanatory statement complying with the requirements of the Corporations Act and notice(s) of meeting and proxy form(s); (b) include the notices of meeting to be prepared by the Trustee for the PIT Scheme Meeting and the PIT2 Scheme Meeting; (c) include the BIP Prospectus; (d) include a description of BIPL's obligation to provide to Prime the BIP Replacement Facility (as defined in the Implementation Deed) (in accordance with clause 2.3 of the Implementation Deed); and (e) comply with the Corporations Act, Corporations Regulations, ASIC Regulatory Guides 60, 74 and 76, Guidance Note 15, the Listing Rules and any other applicable law.
Scheme Consideration	the consideration to be provided by BIP to the Scheme Securityholders in consideration for the transfer of the Scheme Securities to BIP pursuant to the Schemes.
Scheme Liquidity Facility	the facility described in clause 5.5 of the PIHL Scheme.
Scheme Meetings	1 the meeting convened by the Court at which holders of PIHL Shares are to vote on the PIHL Scheme; 2 the PIT Scheme Meeting; and 3 the PIT2 Scheme Meeting.
Scheme Securities	all Stapled Securities held by the Scheme Securityholders as at the Record Date.
Scheme Securities Transfer	a duly completed and executed proper instrument of transfer in respect of the Scheme Securities for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Securities.
Scheme	a holder of Stapled Securities recorded in the Stapled Security Register as at page 22

416 PRIME INFRASTRUCTURE ANNEXURE F PIT Supplemental Deed Free hills Term Meaning Securityholder the Record Date (other than the Excluded Securityholder). Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Trust Schemes the PIT Scheme and the PIT2 Scheme. Page 23

SCHEME BOOKLET 417 Annexure G. PIT2 Supplemental Deed G.

418 PRIME INFRASTRUCTURE

ANNEXURE G
PIT2 Supplemental Deed

Deed

Prime Infrastructure RE Limited
ACN 099 717 638

Constitution of Prime Infrastructure Trust 2 Amending Deed

Freehills

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4227 Sydney NSW 2001 Australia

Sydney Melbourne Perth Brisbane Singapore

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney

Correspondent offices in Hanoi Ho Chi Minh City Jakarta

6130571_1

SCHEME BOOKLET 419 ANNEXURE G PIT2 Supplemental Deed Freehills Contents Table of contents 1 Definitions and interpretation 2 1.1 Definitions 2 1.2 Interpretation 4 1.3 Interpretation of inclusive expressions 5 1.4 Business Day 5 2 Operation of this deed 5 3 Amendment of the Trust Deed 5 3.1 Amendment 6 3.2 Binding conditions 6 4 Governing law and jurisdiction 6 Signing page 7 Schedule A - New Part 22 of the Trust Deed 8 22.5 Scheme Securityholders’ agreements and warranties 11 22.6 Title to and rights in Scheme Securities 11 22.7 Appointment of sole proxy 12 22.8 Authority given to the Trustee 12 22.9 Fractional entitlements, splitting and anti-manipulation 12 22.10 Quotation of Stapled Securities and Status of New BIP Interests 14 22.11 Binding effect of this Part 14 22.12 Consent 15 22.13 Further action 15 16130571.8 Contents 1

420 PRIME INFRASTRUCTURE Freehills ANNEXURE G PIT2 Supplemental Deed Constitution of Prime InfrastructureTrust 2 Amending Deed Date Trustee Prime Infrastructure RE Limited ACN 099 717 638 of Level 26, 135 King Street, Sydney, New South Wales. Recitals 1 The Prime Infrastructure Trust 2 ARSN 108 288 204 (PIT2) is governed by a trust deed dated 3 March 2004 as amended from time to time (Trust Deed) and lodged with the Australian Securities and Investments Commission. 2 The Trust is registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001. The constitution of the Trust is contained in the Trust Deed. 3 The Constitution was amended by a deed dated 19 November 2009. 4 As at 24 September 2010, there are 351,776,795 Units on issue. Each Unit is Stapled to one PIHL Share and one PIT Unit, and they trade together as a Stapled Security on ASX. 5 Brookfield Infrastructure Partners L.P. is a Bermudan limited partnership and its BIP Interests trade on the New York Stock Exchange and the Toronto Stock Exchange. 6 BIPL is an unlisted exempted limited company incorporated in Bermuda and is the general partner of Brookfield Infrastructure Partners L.P.. BIPL as the general partner of Brookfield Infrastructure Partners L.P. will acquire the Scheme Securities under the Schemes. 7 The Trustee, PIHL and BIP have agreed, by executing the Implementation Deed, to implement the PIHL Scheme and the Trust Schemes. 8 The Trust Deed must be amended in the manner set out in this amending deed to facilitate the PIT2 Scheme. 9 Section 601GC(1)(a) of the Corporations Act 2001 provides that the Trust Deed may be modified by special resolution of the Unitholders. 10 At a meeting of Unitholders held on 4 November 2010, Unitholders approved the PIT2 Resolutions, including a special resolution to make the amendments to the Trust Deed contained in this deed. This deed witnesses as follows: 6130571 page 1

SCHEME BOOKLET 421 ANNEXURE G PIT2 Supplemental Deed Freehills 1 Definitions and interpretation 1.1 Definitions (a) A word or phrase (except as otherwise provided in this deed) defined in the Trust Deed has the same meaning when used in this amending deed. (b) The meanings of the terms used in this deed are set out below. Term Meaning ASX ASX Limited ABN 98 008 624 691 BIP BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P. BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIPL Brookfield Infrastructure Partners Limited, a Bermudan exempt limited company. BIP Interest a limited partnership interest in Brookfield Infrastructure Partners L.P. Corporations Act the Corporations Act 2001 (Cth). Effective Date is the date on which a copy of this amending deed is lodged with ASIC under section 601GC(2) of the Corporations Act 2001. Excluded any holder of Stapled Securities who is BIP, BIP IV or a Subsidiary Securityholder of BIP or any holder of Stapled Securities who holds any Stapled Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP. Guidance Note 15 Guidance Note 15: Listed Trusts and Managed Investment Scheme Mergers issued by the Takeovers Panel. Implementation Deed the implementation deed dated 23 August 2010 between PIHL, the Trustee (as responsible entity of the Trust and of PIT) and BIP 6130571 page 2

422 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Freehills relating to the implementation of the Schemes. PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Scheme the scheme of arrangement proposed between PIHL and the holders of PIHL Shares subject to any alterations or conditions made or required by the Court and agreed to by PIHL and BIP. PIHL Share a fully paid ordinary share in PIHL, each of which is Stapled to a Unit and to a PIT2 Unit. PIT Prime Infrastructure Trust ARSN 100 375 479. PIT Constitution the trust deed that established PIT dated 29 April 2002, as amended. PIT Resolutions resolutions of members of PIT approving: 1 the amendments to the Trust Deed contained in the PIT Supplemental Deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT pursuant to the PIT Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Scheme Units from Scheme Securityholders in accordance with the PIT Constitution. PIT Scheme Units all of the PIT Units held by Scheme Securityholders at the Record Date. PIT Unit an undivided interest in PIT. PIT Supplemental Deed a deed poll under which the Trustee in its capacity as the responsible entity of PIT will effect the amendment of the PIT Constitution, the form of which is contained in Annexure B of the Implementation Deed, with any alterations or conditions approved in writing by the Trustee in its capacity as the responsible entity of PIT and BIP. PIT2 Resolutions resolutions of members of PIT2 approving: 1 the amendments to the Trust Deed contained in this deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT2 pursuant to the PIT2 Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. 6130571 page 3

SCHEME BOOKLET 423 ANNEXURE G PIT2 Supplemental Deed Freehills PIT2 Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Scheme Units from Scheme Securityholders in accordance with the Trust Deed as amended by this deed. PIT2 Scheme Unit all of the Units held by Scheme Securityholders at the Record Date. Record Date 5.00pm on the fifth Business Day after the Effective Date. Schemes the Trust Schemes and the PIHL Scheme. Scheme Securityholder Subsidiary a Unitholder recorded in the Register as at the Record Date (other than the Excluded Securityholder), also being a holder of a Stapled PIHL Share and PIT2 Unit at that time. in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Trust Schemes the PIT Scheme and the PIT2 Scheme. Trust Scheme Resolutions the PIT Resolutions and the PIT2 Resolutions. 1.2 Interpretation In this deed: (a) headings and bold type are for convenience only and do not affect the interpretation of this deed; (b) the singular includes the plural and the plural includes the singular; (c) words of any gender include all genders; (d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning; 6130571 page 4

424 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Freehills (e) a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual; (f) a reference to a clause, party, part, schedule, attachment or exhibit is a reference to a clause or part of, and a party, schedule, attachment or exhibit to, this deed; (g) a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them; (h) a reference to a document (including this deed) includes all amendments or supplements to, or replacements or novations of, that document; (i) a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency unless denominated otherwise; (j) a reference to any time is a reference to that time in Sydney, New South Wales; (k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this deed; (l) a reference to a party to a document includes that party’s successors and permitted assignees; (m) no provision of this deed will be construed adversely to a party because that party was responsible for the preparation of this deed or that provision; (n) a reference to a body, other than a party to this deed (including an institute, association or authority), whether statutory or not: (1) which ceases to exist; or (2) whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions. 1.3 Interpretation of inclusive expressions Specifying anything in this deed after the words ‘including’, ‘includes’ or ‘for example’or similar expressions does not limit what else is included. 1.4 Business Day Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day. 2 Operation of this deed Clause 3 of this deed shall take effect on and from the Effective Date. 3 Amendment of the Trust Deed 6130571 page 5

SCHEME BOOKLET 425 ANNEXURE G PIT2 Supplemental Deed Freehills 3.1 Amendment (a) The Trust Deed as it applies to the Trust is amended (except for clause 2.1 (Trustee) and clause 2.3 (Vesting of Assets in Trustee), which are not amended or affected by this deed in any way) by: (1) inserting as a new Part 22 the text contained in Schedule A; and (2) amending the definitions in clause 1.1 as set out in Schedule B, including replacing any existing definition with the definition as set out in Schedule B. (b) The Trustee confirms that clauses 2.1 and 2.3 of the Trust Deed are not replaced, amended or otherwise affected in any way by this deed. (c) The Trust Deed as it applies to the Trust and as amended by this deed is the constitution of the Trust. 3.2 Binding conditions This deed is binding on the Trustee, each Unitholder and any other person claiming through any of them as if each was a party to this deed. 4 Governing law and jurisdiction This deed is governed by the law of New South Wales. 6130571 page 6

426 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Freehills Signing page Executed as a deed Signed sealed and delivered for Prime Infrastructure RE Limited by its attorney sign here Attorney print name in the presence of sign here Witness print name 6130571 page 7

SCHEME BOOKLET 427 ANNEXURE G PIT2 Supplemental Deed Freehills Schedule A – New Part 22 of the Trust Deed 22 PIT2 Scheme 22.1 Determination of Scheme Securityholders To establish the identity and addresses of the Scheme Securityholders, dealings in Stapled Securities and other alterations to the Stapled Security Register will only be recognised if: (a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Stapled Security Register as the holder of the relevant Stapled Securities on or before the Record Date; and (b) in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of those alterations, are received on or before the Record Date at the place where the Stapled Security Register is kept, and the Trustee will not accept for registration, nor recognise for the purpose of establishing the identity and addresses of persons who are Scheme Securityholders, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form (except a transfer to BIP pursuant to the Schemes or any subsequent transfer by BIP or its successors in title). 22.2 Register (a) The Trustee must register registrable transmission applications or transfers of Stapled Securities in accordance with clause 22.1(b) by, or as soon as practicable after, the Record Date; provided that, for the avoidance of doubt but subject to the Listing Rules, nothing in this clause 22.2(a) requires the Trustee to register a transfer that would result in a Unitholder holding a parcel of Stapled Securities that is less than a ‘marketable parcel’ (as defined in the Market Rules of the ASX). The persons shown in the Stapled Security Register, and the number of Stapled Securities shown as being held by them, after registration of those transfers and transmission applications will be taken to be the Scheme Securityholders, and the number of Stapled Securities held by them, as at the Record Date. (b) If the PIT2 Scheme becomes Effective, a holder of Scheme Securities (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Securities or any interest in them after the Record Date (except a transfer to BIP pursuant to the Schemes or any subsequent transfer by BIP or its succesors in title). (c) For the purpose of determining entitlements to the Scheme Consideration, the Trustee must maintain the Stapled Security Register in accordance with the provisions of this clause 22.2 until the Scheme Consideration has been paid to the Scheme Securityholders. The Stapled Securityholder Register in this form will solely determine entitlements to the Scheme Consideration. (d) All statements of holding for Stapled Securities (other than statements of holding in favour of an Excluded Securityholder) will cease to have effect after the Record Date as documents of title in respect of those Stapled Securities and, as from that date and time, each entry current at that date on the Stapled 6130571 page 8

428 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Freehills Security Register (other than entries in respect of an Excluded Securityholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Stapled Securities relating to that entry. (e) As soon as possible on or after the Record Date, and in any event within one Business Day after the Record Date, the Trustee will ensure that details of: (1) the names, Registered Addresses and holdings of Stapled Securities for each Scheme Securityholder as shown in the Stapled Security Register as at the Record Date; and (2) the Election (if any) of each Scheme Securityholder, are available to BIP in the form BIP reasonably requires. 22.3 Scheme Consideration (a) From the Effective Time, each Scheme Securityholder, other than Ineligible Foreign Securityholders, will be entitled to: (1) receive 0.24 New BIP Interests for every 1 Scheme Security; or (2) make an Election to participate in the Scheme Liquidity Facility under clause 22.3(c) in respect of up to 4,000 of the New BIP Interests which they would otherwise be entitled to receive for their Scheme Securities under clause 22.3(a)(1), and also receive 0.24 New BIP Interests for every 1 Scheme Security in respect of any balance of their Scheme Securities. (b) Ineligible Foreign Securityholders will not be entitled to receive New BIP Interests or elect to participate in the Scheme Liquidity Facility and, if the Scheme becomes Effective, will receive cash for their Scheme Securities in accordance with clause 5.5 of the PIHL Scheme. (c) A Scheme Securityholder (other than an Ineligible Foreign Securityholder) may make an Election to participate in the Scheme Liquidity Facility by completing the election form which accompanies the Scheme Booklet and returning it to the address specified in the election form so that it is received by no later than 5.00 pm on the Election Date. (d) Any Scheme Securityholder who has not made a valid Election in accordance with clause 22.3(c) is, for the purpose of this Part 22, taken to have validly elected not to participate in the Scheme Liquidity Facility. (e) In consideration for the transfer of the Scheme Securities to BIP, BIP must, subject to clause 22.9: (1) on the Implementation Date, issue the New BIP Interests to which each Scheme Securityholder is entitled as Scheme Consideration to the Scheme Securityholders (excluding any New BIP Interests that a Scheme Securityholder has Elected to sell into the Scheme Liquidity Facility); (2) on the Implementation Date, enter the name and address of each Scheme Securityholder (other than an Ineligible Foreign Securityholder) in the BIP Register in respect of the New BIP Interests to which the Scheme Securityholder is entitled under this Part 22 (excluding any New BIP Interests that a Scheme Securityholder has Elected to sell into the Scheme Liquidity Facility); and 6130571 page 9

Freehills SCHEME BOOKLET 429 ANNEXURE G PIT2 Supplemental Deed (3) as soon as practicable after the Implementation Date, send a certificate or holding statement (or equivalent document) to the Registered Address of each Scheme Securityholder (other than an Ineligible Foreign Securityholder) representing the number of New BIP Interests issued to the Scheme Securityholder pursuant to the Schemes. (f) On the Payment Date, subject to receipt of the amounts provided for in clause 5.5(a)(5) of the PIHL Scheme, PIHL must cause the Registrar to pay to: (1) each Scheme Securityholder that is an Ineligible Foreign Securityholder, an amount determined in accordance with clause 5.5(a)(5)(B) for its Scheme Securities; and (2) each Scheme Securityholder (other than an Ineligible Foreign Securityholder) that has validity made an Election, an amount determined in accordance with clause 5.5(a)(5)(A) in part consideration for its Scheme Securities. The amounts referred to in this clause 22.3(f) must be paid by electronic transfer to the account of the Scheme Securityholder with the bank or other financial institution nominated by them for receipt of distributions on their Stapled Securities (if any) or by sending a cheque drawn in Australian currency on the Payment Date to each Scheme Securityholder by pre-paid airmail or ordinary post to their address recorded in the Stapled Security Register on the Record Date (subject to clause 22.3(h)). (g) The obligations of BIP to issue New BIP Interests to which a Scheme Securityholder is entitled as Scheme Consideration will be satisfied by BIP complying with its obligations under the PIHL Scheme and the Deed Poll. (h) In the case of Scheme Securities held in joint names: (1) the New BIP Interests to be issued as Scheme Consideration must be issued to and registered in the names of the joint holders; (2) any cheque required to be sent will be made payable to the joint holders and sent to the holder whose name appears first in the Stapled Security Register as at the Record Date; and (3) any other document required to be sent in connection with this Part, will be forwarded to the holder whose name appears first in the Stapled Security Register as at the Record Date. 22.4 Transfer of PIT2 Scheme Units On the Implementation Date: (a) subject to the provision of the Scheme Consideration in the manner contemplated by clause 22.3, the PIT2 Scheme Units, together with all rights and entitlements attaching to the PIT2 Scheme Units as at the Implementation Date, will be transferred to BIP at the same time as the transfer to it of the PIHL Scheme Shares and PIT Scheme Units to which those PIT2 Scheme Units are Stapled, without the need for any further act by any Scheme Securityholder (other than acts performed by the Trustee as attorney and agent for Scheme Securityholders under clause 22.8 or by any sub-delegate of the Trustee appointed under clause 22.8), in the case of the PIT2 Scheme Units by: 6130571 page 10

Freehills 430 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed (1) the Trustee or its sub-delegate delivering to BIP a duly completed Scheme Securities Transfer, executed on behalf of the Scheme Securityholders, for registration; and (2) BIP duly executing the Scheme Securities Transfer and delivering it to the Trustee for registration; and (b) as soon as possible following receipt of the Scheme Securities Transfer, in accordance with clause 22.4(a)(2), the Trustee must enter, or procure the entry of, the name of BIP in the Stapled Security Register in respect of all the PIT2 Scheme Units. 22.5 Scheme Securityholders’ agreements and warranties (a) Each Scheme Securityholder: (1) agrees to the transfer of their PIT2 Scheme Units together with all rights and entitlements attaching to those PIT2 Scheme Units in accordance with this Part 22 and agrees to any variation, cancellation or modification of their rights constituted by or resulting from this Part 22; and (2) acknowledges that this Part 22 binds the Trustee and all Scheme Securityholders (including those who did not attend the PIT2 Scheme Meeting, did not vote at that meeting, or voted against the PIT2 Scheme Resolutions) and, to the extent of any inconsistency, overrides any other part of this Trust Deed. (b) Each Scheme Securityholder is taken to have warranted to the Trustee, PIHL and BIP, and appointed and authorised the Trustee as its attorney and agent to warrant to BIP, that all their Scheme Securities (including any rights and entitlements attaching to them) which are transferred under this Part 22 will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind (other than that the securities comprising the Scheme Securities must be transferred together), and that they have full power and capacity to sell and to transfer their Scheme Securities to BIP under the Schemes together with any rights attaching to them. The Trustee will provide such warranty to BIP as agent and attorney of each Scheme Securityholder. 22.6 Title to and rights in Scheme Securities (a) To the extent permitted by law, the Scheme Securities transferred under this Part 22 will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. (b) BIP will be beneficially entitled to the Scheme Securities transferred to it under this Part 22 pending registration by the Trustee of BIP in the Stapled Security Register as the holder of the Scheme Securities. 6130571 page 11

Freehills SCHEME BOOKLET 431 ANNEXURE G PIT2 Supplemental Deed 22.7 Appointment of sole proxy From the Effective Time, and until the Trustee registers BIP as the holder of all Scheme Securities in the Stapled Security Register, each Scheme Securityholder: (a) is deemed to have appointed BIP as attorney and agent (and directed BIP in each such capacity) to appoint any director, officer, secretary or agent nominated by BIP as its sole proxy and, where applicable or appropriate, corporate representative to attend Unitholder meetings, exercise the votes attaching to the Scheme Securities registered in their name and sign any Unitholder resolution; (b) no Scheme Securityholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 22.7); and (c) must take all other actions in the capacity of a registered holder of Scheme Securities as BIP reasonably directs. 22.8 Authority given to the Trustee From the Effective Time, each Scheme Securityholder, without the need for any further act, irrevocably appoints the Trustee and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of: (a) enforcing the Deed Poll against BIP; (b) executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Part 22, the PIT Scheme and the PIHL Scheme and the transactions contemplated by them, including (without limitation) executing the Scheme Securities Transfer; and (c) providing its tax file number or Australian Business Number to BIP (to the extent that the Trustee is aware of this number). The Trustee as attorney and agent of each Scheme Securityholder, may sub-delegate its functions, authorities or powers under this clause 22.8 to all or any of its directors, officers or employees (jointly, severally or jointly and severally) or to PIHL and all or any of its directors, officers or employees (jointly, severally or jointly and severally). 22.9 Fractional entitlements, splitting and anti-manipulation (a) Subject to the following provisions, where the calculation of the number of New BIP Interests to be issued to a particular Scheme Securityholder would result in the issue of a fraction of a New BIP Interest, the fractional entitlement will: (1) where the entitlement is to half a New BIP Interest or more, be rounded up to the nearest whole number of New BIP Interests; and (2) where the entitlement is to less than half a New BIP Interest, be rounded down to the nearest whole number of New BIP Interests. (b) If BIPL and the Trustee are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain, or which provides, an advantage by reference to the rounding 6130571 page 12

Freehills 432 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed provided for in the calculation of each Scheme Securityholder’s entitlement to the Scheme Consideration, BIP and the Trustee may give notice to those Scheme Securityholders: (1) setting out the names and Registered Addresses of all of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of this Part 22, be taken to hold all those Scheme Securities and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of this Part, be taken to hold no Scheme Securities. (c) If BIP and the Trustee are of the opinion that a number of Scheme Securityholders and/or other persons (who, to avoid doubt, may include other Scheme Securityholders) have, before the Record Date, been party to a securityholding splitting or division or an acquisition of Scheme Securities in an attempt to obtain, or which provides, an advantage by reference to the maximum cap applied to the size of an Election to participate in the Scheme Liquidity Facility, BIP and the Trustee may give notice to those Scheme Securityholders: (1) setting out the name and Registered Address of those Scheme Securityholders; (2) stating that opinion; and (3) attributing to one of them specifically identified in the notice the Scheme Securities held by all of them, and, after the notice has been so given, the Scheme Securityholder specifically identified in the notice shall, for the purposes of this Part 22, be taken to hold all those Scheme Securities (and to have made an Election up to the maximum cap) and each of the other Scheme Securityholders whose names are set out in the notice shall, for the purposes of this Part, be taken to hold no Scheme Securities. (d) If BIP and the Trustee are of the opinion that a Scheme Securityholder or other person has, before the Record Date: (1) been party to an arrangement resulting in a change in the Registered Address of the Scheme Securityholder to a jurisdiction so as to make that Scheme Securityholder (the “relevant Scheme Securityholder”) an Ineligible Foreign Securityholder or a transfer of Scheme Securities by the person to a person (also the “relevant Scheme Securityholder”) who would be an Ineligible Foreign Securityholder; (2) in circumstances where BIP and the Trustee are of the opinion that the arrangement or transfer was undertaken to achieve that result in order to maximise the cash consideration payable to the relevant Scheme Securityholders, BIP and the Trustee may give notice to the relevant Scheme Securityholder: 6130571 page 13

Freehills SCHEME BOOKLET 433 ANNEXURE G PIT2 Supplemental Deed (3) setting out the name of the relevant Scheme Securityholder and the other persons involved; (4) stating that opinion; and (5) stating what, in its opinion, would have been the holdings and Registered Addresses at which the Scheme Securities held by the relevant Scheme Securityholder would have been held had the arrangement or transfer not been undertaken, and after the notice has been so given, the Scheme Securities held by the relevant Scheme Securityholder shall be taken to be held in the holdings and Registered Addresses specified in notice. 22.10 Quotation of Stapled Securities and Status of New BIP Interests (a) The Trustee will apply to ASX to suspend trading on the ASX in Stapled Securities with effect from the close of trading on the Effective Date. (b) On a date after the Implementation Date to be determined by BIP, the Trustee will apply: (1) for termination of the official quotation of Stapled Securities on the ASX; and (2) to have the Trust removed from the official list of the ASX. (c) Subject to the Schemes becoming Effective, BIP must: (1) issue the New BIP Interests required to be issued by it under the Schemes on terms such that each such New BIP Interest will rank equally in all respects with each existing BIP Interest; and (2) ensure that each such New BIP Interests is duly and validly issued in accordance with all applicable laws and BIP’s constituent documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest; and (3) use all reasonable endeavours to ensure that such New BIP Interests are, by no later than the Implementation Date, quoted for trading on the New York Stock Exchange and Toronto Stock Exchange. 22.11 Binding effect of this Part From the Effective Time: (a) this Part 22 binds the Trustee and all of the present and future Unitholders (including those who did not attend the PIT2 Scheme Meeting, did not vote at that meeting, or voted against the PIT2 Resolutions) and, to the extent of any inconsistency, overrides any other part of this deed; (b) the Trustee and, so far as is relevant, the Unitholders, must give effect to the PIT2 Scheme in accordance with its terms; (c) without limiting clause 7.2 and subject to section 601GA(2) of the Corporations Act, the Trustee shall not have any liability of any nature to Unitholders beyond the assets of the Trust out of which the Trustee is actually indemnified arising 6130571 page 14

Freehills 434 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed directly or indirectly from the Trustee doing or refraining from any act, matter or thing pursuant to or in connection with the PIT2 Scheme; and (d) the Trustee may amend the terms of the PIT2 Scheme if such amendment is not inconsistent with the approval given by Unitholders under the PIT Resolutions and this Part 22 shall apply to the PIT2 Scheme as amended. 22.12 Consent Each of the Scheme Securityholders consents to the Trustee doing all things necessary or incidental to the implementation of the Schemes. 22.13 Further action The Trustee must do all things and execute all documents necessary to give full effect to the Schemes and the transactions contemplated by them. 6130571 page 15

Freehills SCHEME BOOKLET 435 ANNEXURE G PIT2 Supplemental Deed Schedule B – Amendments to clause 1.1 of the Trust Deed The following new definitions are inserted into the definitions contained in clause 1.1 of the Trust Deed in alphabetical order having regard to the existing definitions: Term Meaning BIP BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P. BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIPL Brookfield Infrastructure Partners Limited, a Bermudan exempt limited company. BIP Interest a limited partnership interest in Brookfield Infrastructure Partners L.P. BIP Prospectus a prospectus to be prepared in connection with the issue of BIP Interests by BIP to Scheme Securityholders under the Schemes which complies with the provisions of the Corporations Act. BIP Register the register of BIP Interests maintained by BIPL or its agent. Business Day a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, New South Wales. CHESS the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd. Corporations means the Corporations Regulations 2001 (Cwlth). Regulations Court the New South Wales Supreme Court or such other court of competent jurisdiction under the Corporations Act agreed to in writing by BIP and the Trustee. Deed Poll the deed poll in the form of Attachment 1 to the PIHL Scheme under which BIP covenants in favour of the Scheme Securityholders to perform its obligations under the Schemes. 6130571 page 16

Freehills 436 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Term Meaning Effective when used in relation to the Schemes, all of the following events taking place: 1 the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to the PIHL Scheme; 2 the PIT Resolutions being passed and the PIT Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act; and 3 the PIT2 Resolutions being passed and the PIT2 Supplemental Deed coming into effect pursuant to section 601GC(2) of the Corporations Act. Effective Date the date on which all of the Schemes become Effective. Effective Time the date and time at which all of the Schemes become Effective. Election a valid election to participate in the Scheme Liquidity Facility in accordance with clause 22.3(c). Election Date 1 in respect of Scheme Securityholders who appear in the Stapled Security Register as at the Meeting Record Date and who continue to be named on the register on the Record Date, the Meeting Record Date; and 2 in respect of all other Scheme Securityholders who appear in the Stapled Security Register as at the Record Date, the second Business Day after the Record Date, or any later date that PIHL and BIPL agree to permit (either generally or in particular cases or classes of cases). Encumbrance any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement having the same effect. End Date 31 December 2010 or such later date as may be agreed between the parties, which date will not be any later than the date 6 months after the date of the Implementation Deed. Excluded any holder of Stapled Securities who is BIP, BIP IV or a Subsidiary of BIP or Securityholder any holder of Stapled Securities who holds any Stapled Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP. Government Agency includes: 1 ASX or any other stock exchange on which the securities of any party are listed, the Australian Competition and Consumer Commission or ASIC; 2 a government or governmental, semi-governmental or judicial entity or authority; 6130571 page 17

Freehills SCHEME BOOKLET 437 ANNEXURE G PIT2 Supplemental Deed Term Meaning 3 a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; 4 any regulatory organisation established under statute; 5 the Foreign Investment Review Board; 6 the Australian Taxation Office; 7 the Foreign Investment Review Board of Australia; 8 the Overseas Investment Office of New Zealand; 9 the European Competition Commission; 10 the Committee on Foreign Investment in the United States; 11 the Federal Energy Regulatory Commission of the United States; and 12 the Federal Trade Commission and the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice of the United States. Guidance Note 15 Guidance Note 15: Listed Trusts and Managed Investment Scheme Mergers issued by the Takeovers Panel. Implementation Deed the implementation deed dated 23 August 2010 between PIHL, the Trustee and BIP relating to the implementation of the Schemes. Implementation Date the tenth Business Day following the Record Date or such later date specified by BIP to the Trustee on not less than 3 Business Days’ notice, which date may not fall any later than the twentieth Business Day following the Second Court Date Ineligible Foreign a Scheme Securityholder: Securityholder 1 whose address as shown in the Stapled Security Register as at the Record Date is in any jurisdiction other than Australia, New Zealand, United States, Canada, United Kingdom or Hong Kong, unless BIPL and PIHL determine otherwise in relation to the Scheme Securityholder. 2 whose address as shown in the Stapled Security Register as at the Record Date is in the United Kingdom (or who BIPL and PIHL have reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address as at the Record Date is in the United Kingdom) but is not, in BIPL’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or 3 whose address as shown in the Stapled Security Register as at the Record Date is in Hong Kong (or who BIPL and PIHL have reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address as at the Record Date is in Hong Kong) but is not, 6130571 page 18

Freehills 438 PRIME INFRASTRUCTURE ANNEXURE G PIT2 Supplemental Deed Term Meaning in BIPL’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Meeting Record Date 7.00pm (Sydney time) on the second Business Day before the date on which the Scheme Meetings are to be held. New BIP Interest a BIP Interest to be issued to a Scheme Securityholder under the Schemes. Payment Date the day which is the fifth Business Day after the Implementation Date or such later date not being more than ten Business Days after the Implementation Date as BIP and the Trustee agree. PIHL Prime Infrastructure Holdings Limited ACN 100 364 234. PIHL Scheme the scheme of arrangement proposed between PIHL and the holders of PIHL Shares which is the subject of a Court Order made under section 411(4)(b) of the Corporations Act. PIHL Scheme Shares all of the PIHL Shares held by Scheme Securityholders at the Record Date. PIHL Share a fully paid ordinary share in PIHL, each of which is Stapled to a Unit and to PIT2 Unit. PIT Constitution the trust deed that established PIT dated 29 April 2002, as amended. PIT Resolutions resolutions of members of PIT approving: 1 the amendments to the PIT Constitution contained in the PIT Supplemental Deed; and 2 the acquisition by BIP of fully paid ordinary units in PIT pursuant to the PIT Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Scheme Units from Scheme Securityholders facilitated by amendments to the PIT Constitution as set out in the PIT Supplemental Deed, subject to the requisite approval by PIT members. PIT Scheme Meeting the meeting at which Scheme Securityholders will vote on the PIT Resolutions. 6130571 page 19

Freehills SCHEME BOOKLET 439 ANNEXURE G PIT2 Supplemental Deed Term Meaning PIT Scheme Units all of the PIT Units held by Scheme Securityholders at the Record Date. PIT Supplemental the deed poll under which the Trustee in its capacity as the responsible entity Deed of PIT effects the amendment of the PIT Constitution to enable the PIT Scheme. PIT Units an undivided interest in PIT. PIT2 Prime Infrastructure Trust 2 ARSN 108 288 204. PIT2 Resolutions resolutions of members of PIT2 approving: 1 the amendments to this deed contained in the PIT2 Supplemental Deed; and 2 the acquisition by BIP PIT Scheme Units pursuant to the PIT2 Scheme for all purposes including for the purposes of section 611 item 7 of the Corporations Act. PIT2 Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Scheme Units from Scheme Securityholders in accordance with Part 22. PIT2 Scheme Meeting the meeting at which Unitholders will vote on the PIT2 Resolutions. PIT2 Scheme Units all of the Units held by Scheme Securityholders at the Record Date. PIT2 Supplemental the deed poll under which the Trustee effects the amendment of the this deed Deed to enable the PIT2 Scheme. Prime together PIHL, the Trust and PIT (acting through their responsible entity, the Trustee) or any of them as the context requires. Record Date 7.00pm on the fifth Business Day after the Effective Date. Registrar Link Market Services Limited ACN 083 214 537. Registered Address in relation to a Scheme Securityholder, the address shown in the Stapled Security Register. 6130571 page 20

440 PRIME INFRASTRUCTURE

ANNEXURE G
PIT2 Supplemental Deed

Freehills

Term	Meaning
Related Bodies Corporate	has the meaning given in the Corporations Act.
Schemes	the Trust Schemes and the PIHL Scheme.
Scheme Booklet	in respect of the Schemes, the information booklet to be approved by the Court and despatched to Scheme Security holders which will: (a) include the PIHL Scheme, an explanatory statement complying with the requirements of the Corporations Act and notice(s) of meeting and proxy form(s); (b) include the notices of meeting to be prepared by the Trustee for the PIT Scheme Meeting and the PIT2 Scheme Meeting; (c) include the BIP Prospectus; (d) include a description of BIPL's obligation to provide to Prime the BIP Replacement Facility (as defined in the Implementation Deed) (in accordance with clause 2.3 of the Implementation Deed); and (e) comply with the Corporations Act, Corporations Regulations, ASIC Regulatory Guides 60, 74 and 76, Guidance Note 15, the Listing Rules and any other applicable law.
Scheme Consideration	the consideration to be provided by BIP to the Scheme Securityholders in consideration for the transfer of the Scheme Securities to BIP pursuant to the Schemes.
Scheme Liquidity Facility	the facility described in clause 5.5 of the PIHL Scheme.
Scheme Meetings	1 the meeting convened by the Court at which holders of PIHL Shares are to vote on the PIHL Scheme; 2 the PIT Scheme Meeting; and 3 the PIT2 Scheme Meeting.
Scheme Securities	all Stapled Securities held by the Scheme Securityholders as at the Record Date.
Scheme Securities Transfer	a duly completed and executed proper instrument of transfer in respect of the Scheme Securities for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Securities.
Scheme	a holder of Stapled Securities recorded in the Stapled Security Register as at

6130571 page 21

Freehills SCHEME BOOKLET 441 ANNEXURE G PIT2 Supplemental Deed Term Meaning Securityholder the Record Date (other than the Excluded Securityholder). Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; or a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act. Trust Schemes the PIT Scheme and the PIT2 Scheme. 6130571 page 22

442 PRIME INFRASTRUCTURE Annexure H. Notice of meeting –– Company Scheme Meeting –– PIT Trust Scheme Meeting –– PIT2 Trust Scheme Meeting –– Annual General Meeting H.

ANNEXURE H Notice of meeting SCHEME BOOKLET 443 NOTICE OF COMPANY SCHEME MEETING Prime Infrastructure Holdings Limited ABN 61 100 364 234 NOTICE IS GIVEN that by an order of the Supreme Court of New South Wales made on 24 September 2010 pursuant to section 411(1) of the Corporations Act, a meeting of the holders of ordinary shares, other than the Excluded Securityholder, in PIHL will be held as follows: TIME: 10.00 am DATE: Thursday, 4 November 2010 PLACE: Wesley Theatre, Wesley Conference Centre, 220 Pitt Street Sydney NSW 2000 The Court has also directed that David Hamill act as chairman of the meeting or, failing him, Barry Raymond Upson act as chairman of the meeting, and has directed the chairman to report the result of the meeting to the Court if the resolution is approved. Business of the meeting – resolution To consider and, if thought fit, to pass the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act: That, subject to and conditional on: (a) the Prime Securityholders passing the PIT Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT Trust Scheme into effect; and (b) the Prime Securityholders passing the PIT2 Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT2 Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT2 Trust Scheme into effect, pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between PIHL and the holders of its fully paid ordinary shares (other than the Excluded Securityholder), designated the ‘Company Scheme’, the terms of which are contained in and more particularly described in the Scheme Booklet (of which this Notice of Company Scheme Meeting forms part), is agreed to, with or without modification as approved by the Court. Dated: 24 September 2010 Michael Ryan Company Secretary Important notice To enable you to make an informed decision on the resolution, further information on the Company Scheme Resolution is set out in the Scheme Booklet, of which this Notice of Company Scheme Meeting forms part. Terms used in this Notice of Company Scheme Meeting have the same meaning as set out in the Glossary in Section 13 of the Scheme Booklet of which this notice forms part. Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or corporate representative are set out in Section 1 and Section 3.10 of the Scheme Booklet.

ANNEXURE H Notice of meeting 444 PRIME INFRASTRUCTURE NOTICE OF PIT TRUST SCHEME MEETING Prime Infrastructure RE Limited ABN 67 099 717 638 as Responsible Entity of Prime Infrastructure Trust ARSN 100 375 479 NOTICE IS GIVEN that a meeting of holders of units in PIT as confirmed by an order of the Supreme Court of New South Wales made on 24 September 2010 pursuant to section 63 of the Trustee Act 1925 (NSW) will be held as follows: TIME: 10.00am DATE: Thursday, 4 November 2010 PLACE: Wesley Theatre, Wesley Conference Centre, 220 Pitt Street Sydney NSW 2000 James Henry Graham will act as chairman of the meeting or, failing him, another partner at Freehills will act as chairman of the meeting. Business of the meeting 1 Amendment of the PIT Constitution To consider and, if thought fit, to pass the following resolution, as a special resolution, in accordance with section 601GC(1)(a) of the Corporations Act: That, subject to and conditional on: (a) the Company Scheme being approved by the Court under section 411(4)(b) of the Corporations Act (with or without modification as approved by the Court) and an office copy of the order of the Court approving the Company Scheme being lodged with ASIC; (b) Prime Securityholders passing the PIT2 Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT2 Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT2 Trust Scheme into effect; and (c) Resolution 2 in this Notice of PIT Trust Scheme Meeting being passed, the PIT Constitution be amended with effect on and from the Effective Date as set out in the PIT Supplemental Deed a copy of which accompanied the notice of this meeting for the purpose of giving effect to the PIT Trust Scheme and PIRE be authorised to execute and lodge with ASIC a copy of the PIT Supplemental Deed. 2 Acquisition of PIT Units To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, subject to, and conditional on: (a) the Company Scheme being approved by the Court under section 411(4)(b) of the Corporations Act (with or without modification as approved by the Court) and an office copy of the order of the Court approving the Company Scheme being lodged with the ASIC; (b) Prime Securityholders passing the PIT2 Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT2 Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT2 Trust Scheme into effect; and (c) Resolution 1 in this Notice of PIT Trust Scheme Meeting being passed and an executed copy of the PIT Supplemental Deed being lodged with ASIC before, or at the same time as the office copy of the orders of the Court approving the Company Scheme is lodged with ASIC, the PIT Trust Scheme (as described in the Scheme Booklet of which this Notice of PIT Trust Scheme Meeting forms part) be approved and, in particular, the acquisition by BIP of a relevant interest in all the PIT Units existing as at the Scheme Record Date, other than those held by BIP IV, pursuant to the PIT Trust Scheme be approved for all purposes including for the purposes of item 7 section 611 of the Corporations Act. Dated: 23 September 2010 Michael Ryan Company Secretary Important notice To enable you to make an informed decision on the PIT Scheme Resolutions, further information on the PIT Scheme Resolutions is set out in the Scheme Booklet, of which this Notice of PIT Trust Scheme Meeting forms part. Terms used in this Notice of PIT Trust Scheme Meeting have the same meaning as set out in the Glossary in Section 13 of the Scheme Booklet. These notes should be read in conjunction with the Notice of Scheme Meeting and the Scheme Booklet of which this Notice forms part. Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or corporate representative are set out in Section 1 and Section 3.10 of the Scheme Booklet.

SCHEME BOOKLET 445 ANNEXURE H Notice of meeting NOTICE OF PIT2 TRUST SCHEME MEETING Prime Infrastructure RE Limited ABN 67 099 717 638 as Responsible Entity of Prime Infrastructure Trust 2 ARSN 108 288 204 NOTICE IS GIVEN that a meeting of holders of units in PIT2 as confirmed by an order of the Supreme Court of New South Wales made on 24 September 2010 pursuant to section 63 of the Trustee Act 1925 (NSW) will be held as follows: TIME: 10.00am DATE: Thursday, 4 November 2010 PLACE: Wesley Theatre, Wesley Conference Centre, 220 Pitt Street Sydney NSW 2000 James Henry Graham will act as chairman of the meeting or, failing him, another partner at Freehills will act as chairman of the meeting. Business of the meeting 1. Amendment of the PIT2 Constitution To consider and, if thought fit, to pass the following resolution, as a special resolution, in accordance with section 601GC(1)(a) of the Corporations Act: That, subject to and conditional on: (a) the Company Scheme being approved by the Court under section 411(4)(b) of the Corporations Act (with or without modification as approved by the Court) and an office copy of the order of the Court approving the Company Scheme being lodged with ASIC; (b) Prime Securityholders passing the PIT Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT Trust Scheme into effect; and (c) Resolution 2 in this Notice of PIT2 Trust Scheme Meeting being passed, the PIT2 Constitution be amended with effect on and from the Effective Date as set out in the PIT2 Supplemental Deed a copy of which accompanied the notice of this meeting, for the purpose of giving effect to the PIT2 Trust Scheme and PIRE be authorised to execute and lodge with ASIC a copy of the PIT2 Supplemental Deed. 2 Acquisition of PIT2 Units To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, subject to, and conditional on: (a) the Company Scheme being approved by the Court under section 411(4)(b) of the Corporations Act (with or without modification as approved by the Court) and an office copy of the order of the Court approving the Company Scheme being lodged with the ASIC; (b) Prime Securityholders passing the PIT Trust Scheme Resolutions and the Court confirming that PIRE would be justified in acting upon the PIT Trust Scheme Resolutions and in doing all things and taking all steps necessary to put the PIT Trust Scheme into effect; and (c) Resolution 1 in this Notice of PIT2 Trust Scheme Meeting being passed and an executed copy of the PIT2 Supplemental Deed being lodged with ASIC before, or at the same time as the office copy of the orders of the Court approving the Company Scheme is lodged with ASIC, the PIT2 Trust Scheme (as described in the Scheme Booklet of which this Notice of PIT2 Trust Scheme Meeting forms part) be approved and, in particular, the acquisition by BIP of a relevant interest in all the PIT2 Units existing as at the Scheme Record Date, other than those held by BIP IV, pursuant to the PIT2 Trust Scheme be approved for all purposes including for the purposes of item 7 section 611 of the Corporations Act. Dated: 23 September 2010 Michael Ryan Company Secretary Important notice To enable you to make an informed decision on the PIT2 Scheme Resolutions, further information on the PIT2 Scheme Resolutions is set out in the Scheme Booklet, of which this Notice of PIT2 Trust Scheme Meeting forms part. Terms used in this Notice of PIT2 Trust Scheme Meeting have the same meaning as set out in the Glossary in Section 13 of the Scheme Booklet. These notes should be read in conjunction with the Notice of Scheme Meeting and the Scheme Booklet of which this Notice forms part. Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or corporate representative are set out in Section 1 and Section 3.10 of the Scheme Booklet.

446 PRIME INFRASTRUCTURE ANNEXURE H Notice of meeting NOTICE OF ANNUAL GENERAL MEETINGS NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PRIME INFRASTRUCTURE HOLDINGS LIMITED (ABN 61 100 364 234) (PIHL) AND GENERAL MEETING OF UNITHOLDERS OF PRIME INFRASTRUCTURE TRUST (ARSN 100 375 479) (PIT) AND GENERAL MEETING OF UNITHOLDERS OF PRIME INFRASTRUCTURE TRUST 2 (ARSN 108 288 204) (PIT2) ISSUED BY PIHL AND PRIME INFRASTRUCTURE RE LIMITED (PIRE) (ABN 67 099 717 638; AFSL NO. 219673) AS RESPONSIBLE ENTITY OF PIT AND PIT2 PIHL, PIT AND PIT2 ARE TOGETHER REFERRED TO AS PRIME. NOTICE IS GIVEN that the 2010 Annual General Meeting of the shareholders of PIHL will be held concurrently with a General Meeting of unitholders of PIT and PIT2 as follows: TIME: 11.00am or immediately following the conclusion of the Scheme Meetings DATE: Thursday, 4 November 2010 PLACE: Wesley Theatre, Wesley Conference Centre, 220 Pitt Street Sydney NSW 2000 ORDINARY BUSINESS 1 Financial Report – PIHL, PIT and PIT2 To receive and consider the combined consolidated financial report of PIHL and the separate financial reports of PIT and PIT2, as well as the reports of the Directors and Auditors for the year ended 30 June 2010. 2 Remuneration Report – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That the Remuneration Report for the year ended 30 June 2010 be adopted. The Remuneration Report is set out on pages 17 to 25 of the Prime Annual Report 2010. This is a non-binding advisory vote. 3 Director Re-election – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That David Hamill, being a Director of PIHL who retires as a Director by rotation in accordance with rule 8.1(e) of PIHL’s Constitution and, being eligible offers himself for re-election, is re-elected as a Director of PIHL. 4 Director Election – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That Jeff Blidner, having been appointed as a Director of PIHL since the last annual general meeting and who holds office until the conclusion of the annual general meeting in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for re-election, is elected as a Director of PIHL. 5 Director Election – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That Samuel Pollock, having been appointed as a Director of PIHL since the last annual general meeting and who holds office until the conclusion of the annual general meeting in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for re-election, is elected as a Director of PIHL. 6 Director Election – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That Jeffrey Kendrew, having been appointed as a Director of PIHL since the last annual general meeting and who holds office until the conclusion of the annual general meeting in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for re-election, is elected as a Director of PIHL. 7 Director Election – PIHL only To consider and, if thought fit, to pass the following as an ordinary resolution: That James Sloman, having been appointed as a Director of PIHL since the last annual general meeting and who holds office until the conclusion of the annual general meeting in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for re-election, is elected as a Director of PIHL.

SCHEME BOOKLET 447 ANNEXURE H Notice of meeting By order of the Boards of Prime Infrastructure Holdings Limited and Prime Infrastructure RE Limited Dated: 24 September 2010 Michael Ryan Company Secretary Prime Infrastructure Holdings Limited (ABN 61 100 364 234); and Prime Infrastructure RE Limited (ABN 67 099 717 638; AFSL No. 219673) as Responsible Entity of Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204) Explanatory Notes These Explanatory Notes are intended to provide Prime Securityholders with information to make an informed decision on the resolutions to be considered at the Annual General Meetings. Terms used in this Notice of Scheme Meeting have the same meaning as set out in the Glossary in Section 13 of the Scheme Booklet. The Prime Directors recommend that Prime Securityholders read these Explanatory Notes in full before making any decision in relation to the resolutions. Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or corporate representative are set out in Section 1 and Section 3.10 of the Scheme Booklet. Item 1: Financial Report – PIHL, PIT and PIT2 Prime has distributed both the Prime Annual Report 2010 and the PIT and PIT 2 Annual Financial Report 2010 to Prime Securityholders. The financial reports, as well as the Directors’ and Auditor’s reports, are included within these Annual Reports. The Prime Annual Report 2010 and the PIT and PIT 2 Annual Financial Report 2010 are both available at Prime’s website at http://www.primeinfrastructure.com. Prime Securityholders are not required to vote on the financial reports and the Directors’ and Auditor’s reports. However, an opportunity for Prime Securityholders to discuss the financial and other reports will be provided at the meeting. Also, a reasonable opportunity will be given for Prime Securityholders to ask the auditor questions relevant to the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies adopted in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit. Item 2: To adopt the Remuneration Report – PIHL only Prime Securityholders are asked to consider and adopt the Remuneration Report of PIHL by way of a non-binding resolution. The Remuneration Report is set out on pages 17 to 25 of the Prime Annual Report 2010 and is also available from Prime website at http://www.primeinfrastructure.com. An opportunity to discuss the Remuneration Report will be provided at the meeting. The Directors consider that the Remuneration Report discloses that the nature and level of the remuneration paid to Directors and Senior Executives is fair, reasonable and comparable to other organisations of similar scale. The vote on the Remuneration Report is advisory only, and does not bind the Directors. Notwithstanding that the resolution does not bind the Directors, the Directors will take into account the discussion on this resolution and the outcome of the vote when considering the future remuneration arrangements of Prime. The Directors of PIHL unanimously recommend that Prime Securityholders vote in favour of adopting the Remuneration Report. Each Director of PIHL who has offered himself for election, is also a Director of PIRE and their election at this meeting as a Director of PIHL will be taken as an endorsement of their continuing as a Director of PIRE. Item 3: Director Re-election – PIHL only Dr David Hamill retires as a Director of PIHL in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for re-election. Dr Hamill joined the Prime Board in 2002 and he has served as Chairman of the Prime Board from 2008. He is the Chairman of the Nomination and Remuneration and Conflicts Committees and is a member of the Audit and Risk Management Committee and PIRE’s Compliance Committee. Dr Hamill is a professional director and brings significant management and strategic expertise to Prime. He was Treasurer of Queensland from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade

ANNEXURE H Notice of meeting 448 PRIME INFRASTRUCTURE Development from 1989 to 1995. Dr Hamill retired from the Queensland Parliament in February 2001. Dr Hamill holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors. Dr Hamill abstains from recommending this item of business due to his personal interest in the resolution. The other Directors of PIHL unanimously and strongly recommend that shareholders vote in favour of this resolution. Item 4: Director Election – PIHL only Mr Jeff Blidner retires as a Director of PIHL in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for election. Mr Blidner joined the Prime Boards as Deputy Chairman in November 2010 bringing with him significant international legal, strategic planning and transaction execution expertise. He is a member of the Nomination and Remuneration Committee. Mr Blidner is a Senior Managing Partner of Brookfield and is also a director of a number of Brookfield companies in Australia, New Zealand, Europe and Canada. Prior to joining Brookfield in 2000, Mr Blidner was a senior partner at a Canadian law firm. Mr Blidner holds a Bachelor of Laws from Osgood Hall Law School and is a Barrister-at-Law (Ontario). Mr Blidner abstains from recommending this item of business due to his personal interest in the resolution. The other Directors of PIHL unanimously and strongly recommend that shareholders vote in favour of this resolution. Item 5: Director Election – PIHL only Mr Samuel Pollock retires as a Director of PIHL in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for election. Mr Pollock joined the Prime Boards in November 2009 and is a member of the Nomination and Remuneration Committee. Mr Pollock has been with Brookfield since 1994 and is a Senior Managing Partner and Director and Head of Infrastructure. As Head of Infrastructure he is responsible for the expansion of Brookfield’s infrastructure operating platform. Mr Pollock brings significant financial and investment expertise to the Prime Boards. Mr Pollock holds a Bachelor of Business from Queen’s University and is a member of the Institute of Chartered Accounts of Ontario. Mr Pollock abstains from recommending this item of business due to his personal interest in the resolution. The other Directors of PIHL unanimously and strongly recommend that shareholders vote in favour of this resolution. Item 6: Director Election – PIHL only Mr Jeffrey Kendrew retires as a Director of PIHL in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for election. Mr Kendrew served as Prime’s CEO from 2007 and Managing Director from 2009, positions he held until March 2010. Mr Kendrew is a non-executive director of the Prime Board and is a member of the Audit and Risk Management, Nomination and Remuneration Committees and PIRE’s Compliance Committee. Mr Kendrew is currently the Chief Development Officer of Brookfield Infrastructure. He has previously held positions as General Manager - Corporate Development at Powerco Limited and General Manager - Operations for Wairarapa Electricity Limited. Mr Kendrew holds a Bachelor of Engineering Electrical) from the University of Canterbury New Zealand, and MBA (Technology Management) from Deakin University. He is a member of the Australian Institute of Company Directors and Electrical Engineers, New Zealand. Mr Kendrew abstains from recommending this item of business due to his personal interest in the resolution. The other Directors of PIHL unanimously and strongly recommend that shareholders vote in favour of this resolution. Item 7: Director Election – PIHL only Mr James Sloman retires as a Director of PIHL in accordance with rule 8.1(e) of PIHL’s Constitution and being eligible, offers himself for election. Mr Sloman joined the Prime Boards in February 2010. Mr Sloman has over 30 years of experience in the infrastructure, building and construction industries and brings to Prime expertise in the strategic development of large infrastructure projects in Australia and overseas. He has served as an Independent Director on the Boards of Goodman Group Limited since February 2006 and was previously an executive with Lend Lease Corporation and Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games. Mr Sloman holds a Bachelor of Engineering (Civil) from the University of Melbourne. Mr Sloman abstains from recommending this item of business due to his personal interest in the resolution. The other Directors of PIHL unanimously and strongly recommend that shareholders vote in favour of this resolution.

SCHEME BOOKLET

CORPORATE DIRECTORY

Prime Infrastructure Holdings Limited

ABN 61 100 364 234

Prime Infrastructure RE Limited

ABN 67 099 717 638 AFSL 219 673
as responsible entity of each of

Prime Infrastructure Trust

ARSN 100 375 479

Prime Infrastructure Trust 2

ARSN 108 288 204

Level 26, 135 King Street
Sydney NSW 2000 Australia
T +61 2 9692 2800
F +61 2 9692 2899

Directors

The Hon. Dr David Hamill, AM (Independent, Non-executive director, Chairman)[1]
Jeff Blidner (Deputy Chairman, Non-Executive Director)[1]
Brian Kingston (Managing Director)[2]
Leigh Hall, AM (Independent, Non-executive Director)[1]
Jeff Kendrew (Non-Executive Director)[1]
Sam Pollock (Non-executive Director)[1]
Jim Sloman (Independent, Non-executive Director)[1]
Barry Upson (Independent Non-executive Director)[1]

1. Directors of Prime Infrastructure Holdings Limited and Prime Infrastructure RE Limited.
2. Director of Prime Infrastructure Holdings Limited only.

Executive

Brian Kingston (Managing Director)
Jonathon Sellar (Chief Financial Officer)
Michael Cummings (Chief Operating Officer – Energy Transmission & Distribution)
Russell Smith (Chief Operating Officer – Transport)
Michael Ryan (General Counsel and Company Secretary)

Management

David Akers (Investor Relations Manager)
Andrew Gray (Group Financial Controller)
Chris McLean (Group Head of Tax)
Shanna Souter (Risk Manager)
Adriaan van Jaarsveldt (General Manager Regulation)
Anthony Vaughan (General Manager Asset Planning)
Dare Whalley (Group Treasurer)

Company Secretary

Michael Ryan

Securities Registry

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
T: 1800 883 072 from within Australia
T: +61 2 8280 7183
F: +61 2 9287 0303
E: registrars@linkmarketservices.com.au
www.linkmarketservices.com.au

Auditor

Deloitte Touche Tohmatsu
225 George Street, Sydney NSW 2000 Australia
T: +61 2 9322 7000
F: +61 2 9322 7001

Website Address

www.primeinfrastructure.com

Prime Information Line

For further information, you can call the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on **1800 267 994** (within Australia) or **+61 2 8280 7616** (outside Australia).

If you are in any doubt about anything in this Scheme Booklet, please contact your financial, legal, taxation or other professional adviser.

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PRIME INFRASTRUCTURE www.primeinfrastructure.com